Form 20-F
period 2012-12-31
Aquasition Corp.
filed 2013-05-31
CIK 1546383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2012

For the transition period from ________ to ________

Commission file number 005-87040

Aquasition Corp.
(Exact name of the Registrant as specified in its charter)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o Seacrest Shipping Co. Ltd.
8 – 10 Paul Street
London EC2A 4JH, England
Telephone: +44-207-426-1155
(Address of principal executive offices)

Matthew C. Los
c/o Seacrest Shipping Co. Ltd.
8 – 10 Paul Street
London EC2A 4JH, England
Telephone: +44-207-426-1155
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units
(Title of Class)

Common Stock, $0.0001 par value
(Title of Class)

Common Stock Purchase Warrants
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 31, 2012, the issuer had 7,305,500 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒     No ☐

i

Table of Contents continued

ii

Table of Contents continued

iii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	references to “we,” “us,” “our” or “our company” refer to Aquasition Corp.;

•	references to “US$” or”$” refer to the legal currency of the United States;

•	“BCA” refers to the Business Corporations Act of the Republic of the Marshall Islands; and

•	“IPO” refers to our initial public offering, which was consummated on November 1, 2012.
1

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more acquisition targets;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial acquisition transaction;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any acquisition transaction;

•	trends and future prospects for the international maritime shipping industry;

•	expectations regarding the involvement of our management following our initial acquisition transaction;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•	estimates regarding the operating expenses of our business before the consummation of our initial acquisition transaction and the beliefs that upon completion of the private placement of the placement units and the IPO, we will have sufficient funds to operate for the next 18 months, or 21 months pursuant to the automatic period extension, assuming that our initial acquisition transaction is not consummated during that time;

•	potential inability to obtain additional financing to consummate our initial acquisition transaction;

•	potential change in control if we acquire one or more target businesses for shares;

•	limited pool of prospective acquisition targets;

•	ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more acquisition targets for equity securities;

•	public securities’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following the IPO.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The information under the heading “Management” in Exhibit 15.1 hereto is incorporated by reference herein.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following selected financial data, other than selected operating data, have been derived from our audited financial statements as of December 31, 2012 and for the period from January 26, 2012 (inception) to December 31, 2012, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information as of December 31, 2012 and for the period from January 26, 2012 (inception) to December 31, 2012 should be read in conjunction with those financial statements and the accompanying notes and “Operating and Financial Review and Prospects” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2012
Total assets	$57,497,020
Total liabilities	3,535,729
Stockholders’ equity	2,512,791

Selected statement of operation data:	For the period from January 26, 2012 (Inception) to December 31, 2012
General and administrative expenses	$48,388
Change in fair value of warrants	(3,064,114)
Net Loss	(3,108,717)
Weighted average number of common shares outstanding, basic and diluted	1,548,405
Net loss per common share outstanding, basic and diluted	(2.01)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

The information under the heading “Risk Factors” in Exhibit 15.1 hereto is incorporated by reference herein.

ITEM 4. INFORMATION ON THE COMPANY

A.	Business Overview

The information under the heading “Proposed Business” in Exhibit 15.1 hereto is incorporated by reference herein.

B.	Organizational Structure

We are a blank check company formed on January 26, 2012 pursuant to the laws of the Republic of the Marshall Islands. We do not have any subsidiaries.

C.	Property, Plant and Equipment

The information under the heading “Proposed Business—Facilities” in Exhibit 15.1 hereto is incorporated by reference herein.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Financial Data” and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this report.

Overview

We are a blank check company formed on January 26, 2012, pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. Although our Amended and Restated Articles of Incorporation and by-laws do not limit us to a particular geographic region or industry, we intend to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy, commodity, transportation or logistics expertise. To date, our efforts have been limited to organizational activities and a search for suitable businesses or assets to acquire.

We are currently engaged in a search for a target business with which to complete an initial acquisition transaction, and intend to effect an acquisition transaction using the cash from the proceeds of the IPO, our capital securities, debt or a combination of cash, capital securities and debt.

Results of Operations and Known Trends or Future Trends

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception up to the closing of our IPO was in preparation of that event. After the IPO, our activity has been limited to the evaluation of acquisition transaction candidates, and we will not be generating any operating revenues until the closing and completion of our initial acquisition transaction. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

We incurred a net loss of $(3,108,717) for the period from January 26, 2012 (inception) through December 31, 2012 related to formation and operating costs. In addition, we classify the warrants issued as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. For the period from January 26, 2012 (inception) to December 31, 2012, the change in fair value of warrants increased to $3,064,114. Until we enter into an acquisition transaction, we will not have any revenues.

Immediately after the IPO, we began paying fees of $7,500 per month to Seacrest Shipping Co. Ltd., an agent of Remi Maritime Corp., an affiliate of our founders, and expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Seacrest Shipping Co. Ltd. has agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an acquisition transaction.

Liquidity and Capital Resources

On November 1, 2012, our IPO of 5,000,000 units was consummated. Each unit issued in the IPO (the “Units”) consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. Immediately prior to the consummation of the IPO, we completed a private placement of 337,750 Units to our founding stockholders generating gross proceeds of $3,377,500. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 Units (over and above the 5,000,000 Units sold in the IPO). Our founding stockholders acquired an additional 30,250 Units at $10.00 per Unit, generating gross proceeds of $302,500, in accordance with the terms of the private placement agreement entered into immediately prior to the IPO to ensure that the amount of funds initially held in the trust account is equal to $10.30 per unit sold in the IPO. The 5,550,000 Units sold in the IPO, including the 550,000 Units subject to the over-allotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $55,500,000. A total of $57,165,000, which includes a portion of the $3,680,000 of proceeds from the private placement of Units to the founding stockholders, has been placed in trust. On January 23, 2013, the common stock and warrants underlying the units sold in the IPO began to trade separately.

The net proceeds from the sale of our Units, after deducting certain offering expenses of $1,812,208, including underwriting discounts of $1,387,500, were $57,367,892. $57,165,000 of the proceeds from the IPO and the private placement was placed in a trust account for our benefit. The trust account contains $1,387,500 of the underwriter’s compensation which will be paid to them only in the event of an acquisition transaction. Except for interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate an acquisition transaction. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From January 26, 2012 (the date of our inception) through December 31, 2012, we had operating expenses of $48,388 and accrued offering costs of $72,105. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. As of December 31, 2012, we had $57,168,785 held in the trust account, which includes deferred underwriting fees of $1,387,500. Additionally, as of December 31, 2012, we have $328,235 outside the trust account to fund our working capital requirements.

We will use substantially all of the net proceeds of the IPO to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the acquisition transaction. To the extent that our capital stock is used in whole or in part as consideration to effect an acquisition transaction, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.

We anticipate that in order to fund our working capital requirements, we will need to use all of the remaining funds not held in the Trust Account, the interest earned on the funds held in the Trust Account, as well as entering into contingent fee arrangements with our vendors. We will need to raise additional capital through loans or additional investments from our Founders or third parties. None of our Founders are under any obligation to advance funds to, or to invest in, us. Accordingly, we may not be able to obtain additional financing. If the we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern.

It is also possible that we could use a portion of our working capital, including the funds not in the trust account, to make a deposit, down payment or fund a “no-shop” provision with respect to a particular proposed acquisition transaction. In the event we were ultimately required to forfeit such funds, we may not have a sufficient amount of working capital available to pay expenses related to finding a suitable acquisition transaction without securing additional financing. If we were unable to secure additional financing, we would most likely fail to consummate an acquisition transaction in the allotted time and would be forced to liquidate.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of the IPO and the private placement of units purchased by our founders and their designees, including amounts in the trust account, will remain in cash or will be invested in United States government treasury bills having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no material exposure to interest rate risk.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2012, we did not have any off-balance sheet arrangements and did not have any commitments or contractual obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The information under the heading “Management” in Exhibit 15.1 hereto is incorporated by reference herein.

B.	Compensation

The information under the headings “Management—Employment Agreements,” “Management— Executive Officers and Director Compensation” and “Description of Securities —Share Options” in Exhibit 15.1 hereto is incorporated by reference herein.

C.	Board Practices

The information under the headings “Management—Board Committees” “Management—Code of Ethics,” “Management—Director Independence” and “Management—Conflicts of Interest” in Exhibit 15.1 hereto is incorporated by reference herein.

D.	Employees

The information under the heading “Proposed Business—Employees” in Exhibit 15.1 hereto is incorporated by reference herein.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our shares of common stock, as of May 13, 2013:

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	each of our directors and executive officers who beneficially own our shares of common stock.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this report. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership(2)
Leonidas S. Polemis	—		—
Matthew C. Los	1,755,500	(3)	24.0%
Nicholas John Frangos	1,755,500	(3)	24.0%
Stylianos Stergios Sougioultzoglou	1,755,500	(3)	24.0%
Themistoklis Kalapotharakos	1,755,500	(3)	24.0%
All directors and executive officers as a group (5 individuals)	1,755,500	(3)	24.0%
Aqua Investments Corp.	1,755,500		24.0%
Anna Polemis	1,755,500	(3)	24.0%
Fir Tree, Inc. (4)	400,000		5.5%
Bulldog Investors (5)	915,522		12.5%
Polar Securities Inc. (6)	667,559		9.1%
Davidson Kempner Partners (7)	495,000		6.8%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Seacrest Shipping Co. Ltd., 8 – 10 Paul Street, London EC2A 4JH, England.

(2)	Based on 7,305,500 shares of common stock outstanding as of May 13, 2013.

(3)	Consists of shares owned by Aqua Investments Corp., control of which is shared by the indicated persons.

(4)	Based on a Schedule 13G filed by such shareholder with the SEC on February 14, 2013.

(5)	Based on a Schedule 13G filed by such shareholder with the SEC on February 14, 2013.

(6)	Based on a Schedule 13G/A filed by such shareholder with the SEC on November 7, 2012.

(7)	Based on a Schedule 13G filed by such shareholder with the SEC on November 5, 2012.

As of the date of this report, 50.1% of our outstanding shares of common stock are held by one record holder in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

The information under the heading “Certain Transactions” in Exhibit 15.1 hereto is incorporated by reference herein.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

See Item 4 Above.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the periods indicated and through May 13, 2013, the high and low sale prices for our shares, warrants and units, respectively, as reported on the NASDAQ Stock Market (See Item 9C for the dates that the securities were traded on each market).

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Fiscal Quarterly Highs and Lows

2012
Fourth Quarter (from October 25)	$10.05	$9.97	—	—	—	—

Monthly Highs and Lows
October 2012	$10.00	$9.97	—	—	—	—
November 2012	$10.05	$9.98	—	—	—	—
December 2012	$10.03	$9.98	—	—	—	—

2013
First Quarter	$10.05	$10.00	$9.00	$9.00	—	—

Monthly Highs and Lows
January 2013	$10.00	$10.03	—	—	—	—
February 2013	$10.01	$10.04	—	—	—	—
March 2013	$10.04	$10.05	$9.00	$9.00	—	—
April 2013	$10.17	$10.05	$9.98	$7.14	—	—
May 2013 (through May 13, 2013)	$10.15	$10.06	$9.78	$9.78	—	—

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our units have been listed on the Nasdaq Stock Market under the symbol “AQUUU” since October 26, 2012, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on January 23, 2013 under the symbols “AQU” and “AQUUW,” respectively.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information under the heading “Description of Securities” in Exhibit 15.1 hereto is incorporated by reference herein.

C.	Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The information under the heading “Taxation” in Exhibit 15.1 hereto is incorporated by reference herein.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this report may be inspected at our principal executive offices at c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in Exhibit 15.1 hereto is incorporated by reference herein.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On November 1, 2012, our IPO of 5,000,000 Units was consummated. Each Unit issued in the IPO consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. Immediately prior to the consummation of the IPO, we completed a private placement of 337,750 Units to our founding stockholders generating gross proceeds of $3,377,500. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 Units (over and above the 5,000,000 Units sold in the IPO). Our founding stockholders acquired an additional 30,250 Units at $10.00 per Unit, generating gross proceeds of $302,500, in accordance with the terms of the private placement agreement entered into immediately prior to the IPO to ensure that the amount of funds initially held in the trust account is equal to $10.30 per unit sold in the IPO. The 5,550,000 Units sold in the IPO, including the 550,000 Units subject to the over-allotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $55,500,000. A total of $57,165,000, which includes a portion of the $3,680,000 of proceeds from the private placement of Units to the founding stockholders, has been placed in trust. On January 23, 2013, the common stock and warrants underlying the units sold in the IPO began to trade separately.

Lazard Capital Markets LLC acted as lead underwriter. The securities sold in our IPO were registered under the Securities Act of 1933 on a registration statement on Form F-1 (No. 333-180571). The Securities and Exchange Commission declared the registration statement effective on October 25, 2012.

We incurred a total of $2,775,000 in underwriting discounts and commissions, of which $1,387,500 has been placed in the trust account. Such portion of the underwriter’s compensation will only be paid to the underwriters in the event that we consummate an acquisition transaction. The total expenses in connection with the sale of our Units in the private placement and the IPO were $1,812,208. No expenses of the IPO were paid to any of our directors or officers or any of their respective affiliates. We did, however, repay $50,000 of an $85,650 non-interest-bearing loan made by Aqua Investments Corp., our sponsor. All the funds held in the trust account have been invested in U.S. “government securities” (as such term is defined in the Investment Company Act).

The amounts held in the trust account may only be used by us upon the consummation of an acquisition transaction, except that we may use the interest earned on the trust account to fund our working capital prior to an acquisition transaction. As of May 13, 2013, there was $57,168,785 held in the trust account, which includes deferred underwriting fees of $1,387,500.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report because the Company did not employ an individual with the necessary qualifications to prepare a complete set of financial statements and related footnotes in accordance with generally accepted accounting principles including all applicable Securities and Exchange Commission pronouncements and the Company has a lack of internal resources to account for the completeness of transactions to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO, as appropriate, to allow timely decisions regarding required disclosure as a result of an error related to the accounting for our outstanding warrants. In April 2013, we made the first step in attempting to improve our disclosure controls and procedures by engaging an experienced consultant to assist us with our SEC reporting obligations.  As a new public company, we intend to implement further policies to improve the effectiveness of our disclosure controls and procedures.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Not required.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Themistoklis Kalapotharakos is an audit committee financial expert, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated articles of incorporation.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP, our principal external independent registered public accounting firm, for the period indicated.

2012
Audit fees (1)	$45,000
Audit related fees	$14,950
Tax fees	—
Total fees	$59,950

(1)	“Audit fees” means the aggregate fees billed for an audit of our financial statements.

Our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in the Company's corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1 *	Form of Underwriting Agreement
3.1*	Articles of Incorporation
3.2*	By-laws
3.3 *	Amended and Restated Articles of Incorporation
4.1*	Specimen Unit Certificate
4.2*	Specimen Share of common stock Certificate
4.3*	Specimen Public Redeemable Warrant Certificate
4.4*	Specimen Placement Unit Certificate
4.5*	Specimen Placement Warrant Certificate
4.6 *	Form of Warrant Agreement
4.7*	Form of Unit Purchase Option
10.1*	Form of Letter Agreement by and among the Registrant Lazard Capital Markets LLC and the founders
10.2 *	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant
10.3*	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders
10.4*	Form of Services Agreement between the Registrant and Seacrest Shipping Co. Ltd.
10.5*	Form of Registration Rights Agreement among the Registrant and the founders
10.6*	Form of Placement Unit Purchase Agreement between the Registrant and the founders
10.7*	Promissory Note, dated as of February 27, 2012, issued to Aqua Investments Corp.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics
15.1	Prospectus filed Pursuant to Rule 424(b)(3), dated October 25, 2012
101	Interactive Data Files **

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-180571).

**	To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AQUASITION CORP.

May 31, 2013	By:	/s/ Matthew C. Los
	Name:	Matthew C. Los
	Title:	Chief Executive Officer

Aquasition Corporation

(A Company in the Development Stage)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheet	F-3
Statement of Operations	F-4
Statement of Changes in Shareholders’ Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

Aquasition Corp.

We have audited the accompanying balance sheet of Aquasition Corp. (a company in the development stage) (the “Company”) as of December 31, 2012, and the related statement of operations, changes in stockholders’ equity and cash flows for the period from January 26, 2012 (inception) through December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquasition Corp. (a company in the development stage), as of December 31, 2012, and the results of its operations and its cash flows for the period from January 26, 2012 (inception) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, and the Company’s cash and working capital as of December 31, 2012 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Marcum LLP

Marcum LLP

New York, NY

May 31, 2013

Aquasition Corp.

(A Company in the Development Stage)

BALANCE SHEET

December 31,
2012
ASSETS
Current Assets:
Cash and cash equivalents	$328,235
Total Current Assets	328,235

Other Assets:
Investments held in trust	57,168,785
Total Assets:	$57,497,020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued expenses (includes related party of $15,000)	$21,722
Accrued offering costs	72,105
Loan payable - related party	35,650
Advance from related party	19,254
Total Current Liabilities	148,731
Warrant liability	3,386,998
Total Liabilities	3,535,729

Commitment and Contingencies

Common stock subject to possible redemption or tender: 4,995,000 shares at redemption value	51,448,500

Stockholders' Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-
Common stock, $0.0001 par value; 150,000,000 shares authorized; 2,310,500 shares issued and outstanding at December 31, 2012, excluding 4,995,000 shares subject to redemption	231
Additional paid-in capital	5,621,277
Deficit accumulated during the development stage	(3,108,717)
Total Stockholders' Equity	2,512,791
Total Liabilities and Stockholders' Equity	$57,497,020

The accompanying notes are an integral part of these financial statements

Aquasition Corp.

(A Company in the Development Stage)

STATEMENT OF OPERATIONS

Period from
January 26, 2012
(inception) through
December 31, 2012
Operating expenses:
General and administrative expenses	$48,388
Loss from operations:	48,388

Other income (expenses):
Interest income	3,785
Change in fair value of warrants	(3,064,114)
Total other expenses	3,060,329
Net loss	$(3,108,717)

Weighted average number of common shares outstanding, basic and diluted	1,548,405
Net loss per common share outstanding, basic and diluted	$(2.01)

The accompanying notes are an integral part of these financial statements

Aquasition Corp.

(A Company in the Development Stage)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from January 26, 2012 (Inception) to December 31, 2012

				Deficit
				Accumulated
				During the	Total
	Common Stock		Additional Paid-	Development	Stockholders'
	Shares	Amount	in Capital	Stage	Equity
Sale on March 15, 2012 of common stock to Founders at $0.02 per share	1,437,500	$144	$24,856	$-	$25,000

Sale on November 1, 2012 of 5,000,000 units at $10.00 per unit	5,000,000	500	49,999,500	-	50,000,000

Proceeds from private placement of 337,750 units on November 1, 2012 at $10.00 per unit	337,750	34	3,377,466	-	3,377,500

Sale on November 7, 2012 of 550,000 units at $10.00 per unit	550,000	55	5,499,945	-	5,500,000

Warrant liability recorded on November 7, 2012			(322,884)		(322,884)

Underwriters' discount and offering expenses	-	-	(1,812,208)	-	(1,812,208)

Sale on November 1, 2012 of underwriters unit purchase option			100		100

Proceeds from private placement of 30,250 units on November 7, 2012 at $10.00 per unit	30,250	3	302,497	-	302,500

Proceeds subject to possible redemption of 4,500,000 shares on November 1, 2012	(4,500,000)	(450)	(46,349,550)	-	(46,350,000)

Proceeds subject to possible redemption of 495,000 shares on November 7, 2012	(495,000)	(50)	(5,098,450)	-	(5,098,500)

Forfeiture of common stock issued to Founders on December 15, 2012	(50,000)	(5)	$5		-

Net loss for the period from January 26, 2012 to December 31, 2012				(3,108,717)	(3,108,171)

Balance as of December 31, 2012	2,310,500	$231	$5,621,277	$(3,108,717)	$2,512,791

The accompanying notes are an integral part of these financial statements

Aquasition Corp.

(A Company in the Development Stage)

STATEMENT OF CASH FLOWS

Period from
January 26, 2012
to
December 31,
2012
Cash Flows from operating activities:
Net loss	$(3,108,717)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	3,064,114
Interest reinvested into Trust Account	(3,785)
Changes in operating assets and liabilities:
Accrued operating expenses	21,722
Net cash used in operating activities	(26,666)

Cash flows from investing activities:
Principal deposited in Trust Account	(57,165,000)
Net cash used in investing activities	(57,165,000)

Cash flows from financing activities:
Proceeds from sale of common stock to founder	25,000
Proceeds from note payable to related party	85,650
Advance from related party, net of repayments	19,254
Net proceeds from public offering	53,759,897
Proceeds from underwriters unit purchase option	100
Gross proceeds from private placement	3,680,000
Repayment of note payable - related party	(50,000)
Net cash provided by financing activities	57,519,901

Increase in cash during period	328,235
Cash at beginning of period	-
Cash at end of period	$328,235

Supplemental disclosure of non-cash financing activities:
Accrued offering cost	$72,105

The accompanying notes are an integral part of these financial statements

Aquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization, Plan of Business Operations and Liquidity

Aquasition Corp. (a development stage company) (the “Company”) was incorporated in the Marshall Islands on January 26, 2012 as a blank check company whose objective is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar acquisition transaction, one or more operating businesses or assets (an “Acquisition Transaction”). The Company’s initial Acquisition Transaction is not limited to any specific geographic region or industry. However, the Company intends to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy, commodity, and transportation of logistics expertise.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company is a foreign private issuer (“FPI”), as defined by the rules and regulations of the SEC.

As of December 31, 2012, the Company had not yet commenced operations. All activity through November 1, 2012 relates to the Company’s formation and the public offering as described below. Subsequent to November 1, 2012, the Company will seek to identify acquisition targets.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 25, 2012. On November 1, 2012, the Company consummated the Public Offering and received proceeds net of underwriter’s discount and offering expenses of $48,187,792 and simultaneously received $3,377,500 from the issuance of 337,750 units (“Placement Units”) in a private placement (the “Private Placement”) (See Note 3).

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option and the Company sold an additional 550,000 Units at a price of $10.00 per Unit generating gross proceeds of $5,500,000. In addition, the Company sold an additional 30,250 Private Placement Units generating gross proceeds of $302,500.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. Furthermore, there is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $57,165,000 ($10.30 per public share sold), including the proceeds of the Private Placement, was placed in a trust account (the “Trust Account”) and will be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

On December 15, 2012, 50,000 shares of common stock were forfeited because the underwriter over-allotment option was not fully exercised.

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s sponsor, officers and director’s (collectively referred to as the “Founders”) have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for an Acquisition Transaction.

The Company’s units are listed on the Nasdaq Capital Market (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes an Acquisition Transaction with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less deferred underwriting discounts and taxes) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

The Company was required to determine if it was a FPI under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was a FPI prior to the filing of the Registration Statement. As a FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as a FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as a FPI (as set forth in Rule 3b4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to sell their public shares to the Company for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer a FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 90% of the public shares elect to convert (in the case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Acquisition Transaction. Notwithstanding the foregoing, the Amended and Restated Articles of Incorporation of the Company provides that a Public Shareholder, together with any other person with whom such Public Shareholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from seeking conversion rights with respect to an aggregate of more than 20% of the shares of common stock sold in the Public Offering. A group will be deemed to exist if the Public Shareholder (i) files a Schedule 13D or 13G indicating the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act as a group. In connection with any stockholder vote required to approve an Acquisition Transaction, the Founders agreed (1) to vote any of their shares in the same manner as a majority of the Public Shareholders who vote at a meeting called for such purpose and (2) not to redeem any their shares. In connection with a tender offer, the Founders will not sell any of their shares to the Company pursuant to any tender offer described above. In addition, the Founders or any of their affiliates have agreed that if they acquire any shares of common stock in or after the Public Offering, they will vote all such shares in favor of any Acquisition Transaction presented to the Company’s stockholders by the board of directors, and not to exercise any redemption rights in connection with any shares of common stock held by such person.

The Company’s Amended and Restated Articles of Incorporation provide that the Company will continue in existence only until May 1, 2014 (or August 1, 2014 if certain extension criteria are satisfied). If the Company has not completed an Acquisition Transaction by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible release to the Public Shareholders, the aggregate amount then on deposit in the Trust Account, including any interest and the deferred underwriters discount but net of any taxes payable and any remaining net assets, and (iii) as promptly as possible dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Marshall Islands law to provide for claims of creditors and requirements of other applicable law. In such event, the Public Shareholders will be entitled to receive a pro rata portion of the Trust Account (initially $10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account not previously released to the Company.)

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in the Trust Account, the interest earned on the funds held in the Trust Account, as well as entering into contingent fee arrangements with its vendors. The Company will need to raise additional capital through loans or additional investments from its Founders or third parties. None of the Founders are under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Revised Prior Period Amounts

While preparing its balance sheet as of December 31, 2012, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was $3,109,339 as of November 1, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D. This accounting did not result in a significant change to the balance sheet for the period ended November 1, 2012 and therefore no changes have been made.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company evaluated these errors and, based on an analysis of quantitative and qualitative factors, determined that such errors were not material to the prior reporting period.

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills.

Loss Per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Basic loss per share is computed by dividing net loss attributable to shares of common stock outstanding by the weighted-average number of shares of common stock outstanding during the period. Shares of common stock subject to possible redemption at December 31, 2012 of 4,995,000 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential shares of common stock outstanding during the period. The Company has not considered the effect of warrants to purchase 5,918,000 shares of common stock and an option to purchase 250,000 units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Key accounting estimates include the assumptions used to calculate the fair values of warrants issued in the financing transactions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (‘‘ASC 740’’). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Marshall Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are not significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 26, 2012, the evaluation was performed for the 2012 tax year which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from January 26, 2012 (inception) through December 31, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Common Stock subject to possible Redemption or Tender

There are 4,995,000 shares of common stock sold as part of units (the “Units”) issued in the Public Offering, which shares contained a redemption feature which allowed for the redemption of shares of common stock under the Company's Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, its Amended and Restated Articles of Incorporation provides that in no event will they redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. The Company will consummate an initial Acquisition Transaction only if holders of no more than 90% of the public shares elect to convert (in the case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Acquisition Transaction.

Accordingly, at December 31, 2012, 4,995,000 of the 5,500,000 public shares were classified outside of permanent equity at its redemption value because the redemption rights are subject to the occurence of uncertain events that are outside of the Company’s control. The redemption value at December 31, 2012 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.30 per share at December 31, 2012).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring after the balance sheet date require potential adjustment to or disclosure in the financial statements and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Warrant Liability

The Company accounts for the 5,550,000 warrants issued in connection with the Public Offering, 368,000 warrants issued in connection with the Private Placement and 250,000 warrants, included in an option to purchase 250,000 units, issued to underwriters in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

Note 3 - Initial Public Offering

On November 1, 2012, the Company sold 5,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $50,000,000 in the Public Offering. Each Unit consists of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company (“Redeemable Warrants”). Each Redeemable Warrant entitles the holder to purchase one share of common stock at a price of $11.50 commencing on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring five years from the completion of an initial Acquisition Transaction, provided that there is an effective registration statement covering the shares of common stock underlying the Redeemable Warrants. The Company may redeem the Redeemable Warrants at a price of $0.01 per Redeemable Warrant upon 30 days’ notice, only in the event that the last sale price of the common stock is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given, provided that there is a current registration statement in effect with respect to the shares of common stock underlying such Redeemable Warrants commencing ten days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. The Company is required to use its best efforts to maintain the effectiveness of the registration statement covering the Redeemable Warrants. However, there are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Redeemable Warrant shall not be entitled to exercise such Redeemable Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Redeemable Warrant exercise.

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 337,750 Placement Units to its Founders at a price of $10.00 per share, generating total proceeds of $3,377,500. The Placement Units are identical to the Units sold in the Public Offering except that the warrants included in the Placement Units (i) will not be redeemable by the Company and (ii) may be exercised for cash or in a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. Additionally, the Placement Units have been placed in escrow and the purchasers have agreed not to transfer, assign or sell any of the Placement Units, including the underlying securities (except to certain permitted transferees) until 30 days following the completion of an initial Acquisition Transaction. The securities held in the escrow account will only be released prior to the end of the escrow period if following the initial Acquisition Transaction, the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

The Company sold to the underwriter, for $100, an option to purchase up to 250,000 units at $12.50 per unit. The units issuable upon exercise of this option are identical to those sold in the Public Offering except that the underlying warrants will expire on October 25, 2017. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring on October 24, 2017. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $617,960 (or $2.47 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.05% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Redeemable Warrants and the market price of the Units and underlying shares of common stock) to exercise the unit purchase option without the payment of any cash. The Company has the right to redeem the unit purchase option, in whole but not in part, in the event the Company’s shares of common stock trade in excess of $18.00 for any 20 trading days in a 30-day period following the completion of an initial Acquisition Transaction. If upon completion of an Acquisition Transaction, the Founders are required to cancel any Founder’s shares or Placement Units, and such securities are not replaced following the Acquisition Transaction, the number of units that may be purchased upon the exercise of the unit purchase option will be reduced on a pro-rata basis with the reduction in Founder’s shares and Placement Units.

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 Units solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option and the Company sold an additional 550,000 Units at a price of $10.00 per Unit generating gross proceeds of $5,500,000. In addition, the Company sold an additional 30,250 Private Placement Units generating gross proceeds of $302,500.

Note 4 - Commitments

The Founder and holders of the Private Placement Units (or underlying shares of common stock) are entitled to demand certain registration rights with respect to the Founders’ shares and the Private Placement Units (or underlying shares of common stock) as well as any other warrants that may be issued to them (or underlying shares of common stock) pursuant to an agreement signed on the October 25, 2012.

The Company entered into an underwriting agreement with the underwriter of the Public Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 2.5% of the gross proceeds of the Public Offering or $1,387,500 as underwriting discounts and commissions upon closing of the Public Offering. The Company will also pay the underwriter in the Public Offering a deferred underwriting discount of 2.5% of the gross proceeds of the Public Offering which is held in the Trust Account. The Underwriters will not receive their portion of their deferred underwriting discount related to redeemed or converted shares in connection with an Acquisition Transaction.

The Company presently occupies office space provided by Seacrest Shipping Co. Ltd., an affiliate of the Founders. Such affiliate has agreed that, until the Company consummates an Acquisition Transaction, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012, provided however, that such affiliate has agreed that after four months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an Acquisition Transaction. At December 31, 2012, the Company has accrued $15,000 pursuant to this agreement.

Note 5 - Stockholders Equity

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors. No preferred shares are currently issued or outstanding.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

In connection with the organization of the Company on March 15, 2012, a total of 1,437,500 shares of common stock were sold to the Founders at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”). All of these shares will be placed into an escrow account on the Effective Date. Subject to certain limited exceptions, these shares will not be released from escrow until one year after the date of the consummation of an initial Acquisition Transaction or earlier if, subsequent to the Company’s initial Acquisition Transaction, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held in the escrow account will only be released prior to the end of the escrow period if following an Acquisition Transaction the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

On December 15, 2012, 50,000 shares of common stock were forfeited because the underwriter over-allotment option was not fully exercised.

Note 6 – Loan Payable - Shareholder

On February 27, 2012, the Company issued an aggregate of $85,650 unsecured promissory notes to its officers and directors. The notes are non-interest bearing and payable on December 31, 2012. In addition, an officer advanced to the Company an additional $95,934. Due to the short-term nature of the notes and advances, the fair value of the notes and advances approximates the carrying amount. Such advances are non-interest bearing and are due on demand. During 2012, the Company repaid $50,000 of the unsecured promissory note and $76,680 of the advance. From January 1, 2013 through March 31, 2013, the Company repaid $35,000 of the unsecured promissory notes and $8,400 of the advance.

Note 7 - Fair Value Measurements

The Company has adopted ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust	$57,168,785	$57,168,785		$-	$-
Liabilities:
Warrant liability	$3,386,998	$-	$		$3,386,998

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3):

Balance – January 26, 2012 (inception)	-
Correction of an error	3,109,339
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)

Balance – December 31, 2012	$3,386,998

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted.

The inputs to the model at December 31, 2012 were as follows:

The Company’s stock price at December 31, 2012	$10.00
Dividend yield (per share)	N/A
Risk-free interest rate	1.18%
Expected volatility rate	21.3%

