Form 20-F/A
period 2012-12-31
Aquasition Corp.
filed 2013-06-20
CIK 1546383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒     No ☐

EXPLANATORY NOTE: This Amendment No. 1 to the Annual Report on Form 20-F is being filed solely to furnish the Interactive Data files as Exhibit 101, in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Form 20-F, as originally filed on May 31, 2013.

1

PART III

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1 *	Form of Underwriting Agreement
3.1*	Articles of Incorporation
3.2*	By-laws
3.3 *	Amended and Restated Articles of Incorporation
4.1*	Specimen Unit Certificate
4.2*	Specimen Share of Common Stock Certificate
4.3*	Specimen Public Redeemable Warrant Certificate
4.4*	Specimen Placement Unit Certificate
4.5*	Specimen Placement Warrant Certificate
4.6 *	Form of Warrant Agreement
4.7*	Form of Unit Purchase Option
10.1*	Form of Letter Agreement by and among the Registrant Lazard Capital Markets LLC and the founders
10.2 *	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant
10.3*	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders
10.4*	Form of Services Agreement between the Registrant and Seacrest Shipping Co. Ltd.
10.5*	Form of Registration Rights Agreement among the Registrant and the founders
10.6*	Form of Placement Unit Purchase Agreement between the Registrant and the founders
10.7*	Promissory Note, dated as of February 27, 2012, issued to Aqua Investments Corp.
12.1**	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2**	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1**	Code of Ethics
15.1**	Prospectus filed Pursuant to Rule 424(b)(3), dated October 25, 2012
101	Interactive Data Files

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-180571).

**	Filed as an exhibit to the Form 20-F for the year ended December 31, 2012, filed on May 31, 2013.

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AQUASITION CORP.

June 20, 2013	By:	/s/ Matthew C. Los
	Name:	Matthew C. Los
	Title:	Chief Executive Officer

3