Form 20-F
period 2013-12-31
Aquasition Corp.
filed 2014-05-15
CIK 1546383

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 31, 2013

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

On December 31, 2013, the issuer had 7,305,500 shares outstanding.

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

Yes ☒ No ☐

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

Yes ☒ No  ☐

TABLE OF CONTENTS CONTINUED

ii

CERTAIN INFORMATION

Except where the context requires otherwise and for purposes of this report only:

•	references to “we,” “us,” “our” or “our company” refer to Aquasition Corp. ;

•	references to “US$” or”$” refer to the legal currency of the United States;

•	references to “acquisition transaction” refer to a merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or control through contractual arrangements that meets the conditions specified in our Amended and Restated Articles of Incorporation and by-laws, including the requirement that our initial acquisition transaction be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such acquisition transaction,

•	references to “trust account” refer to the trust account established in connection with our IPO into which an aggregate of $57,165,000 was deposited for the benefit of our public shareholders, pending the completion of an acquisition transactions,

•	references to “Acquisition” refer to our proposed acquisition transaction whereby we seek to acquire Target pursuant to that certain Share Exchange Agreement, dated March 24, 2014, which we refer to as the “Agreement”,

•	“KBS” refers to KBS International Holdings, Inc., a Nevada corporation,

•	“Hongri” or the “Target” refer to Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS,

•	“BCA” refers to the Business Corporations Act of the Republic of the Marshall Islands; and

•	“IPO” refers to our initial public offering, which was consummated on November 1, 2012.

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

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected financial data, other than selected operating data, have been derived from our audited financial statements as of December 31, 2013 and 2012, for the year ended December 31, 2013 and for the period from January 26, 2012 (inception) to December 31, 2012, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information for the periods presented should be read in conjunction with those financial statements and the accompanying notes and “Operating and Financial Review and Prospects” included elsewhere in this report.

Balance Sheet Data	As of December 31, 2013	As of December 31, 2012
Total assets	$57,219,407	$57,497,020
Total liabilities	3,634,107	3,535,729
Stockholders’ equity	2,136,800	2,512,791

Selected statement of operation data:	For the year ended December 31, 2013	For the period from January 26, 2012 (Inception) to December 31, 2012
General and administrative expenses	$338,521	$48,388
Change in fair value of warrants	(45,442)	(3,064,114)
Net Loss	(375,991)	(3,108,717)
Weighted average number of common shares outstanding, basic and diluted	2,310,500	1,548,405
Net loss per common share outstanding, basic and diluted	$(0.16)	$(2.01)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this report, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of May 15, 2014, we had no present revenue, and our cash and working capital as of December 31, 2013 were not sufficient to complete our planned activities for the upcoming year. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans to address this need for capital are discussed in the section of this report titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our plans to consummate an initial acquisition transaction will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this report do not include any adjustments that might result from our inability to consummate the Acquisition or our inability to continue as a going concern.

We may not be able to consummate an acquisition transaction within the required time frame, in which case we would automatically dissolve and liquidate our assets, and you may not be able to recover your full investment.

Pursuant to our Amended and Restated Articles of Incorporation and by-laws, we must enter into a letter of intent or definitive agreement to complete an acquisition transaction with a fair market value of at least 80% of the balance of the trust account at the time of the acquisition transaction (excluding deferred underwriting discounts and commissions of $1,387,500, and taxes payable) prior to August 1, 2014. Prior to an acquisition transaction or our liquidation, if we are unable to consummate an acquisition transaction within the allotted time, amounts in trust may not be released, except for (i) interest earned on the trust account that may be released to us to pay any taxes we incur, and (ii) interest earned by the trust account that may be released to us from time to time to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.30 per public share). If we fail to consummate an acquisition transaction within the required time frame, we will, in accordance with our Amended and Restated Articles of Incorporation and by-laws, automatically dissolve, liquidate and wind up. The foregoing requirements are set forth in Article VIII of our Amended and Restated Articles of Incorporation and by-laws and may not be eliminated without the vote of our board of directors and the vote of at least 90% of the voting power of our outstanding shares of common stock. We may not be able to find suitable acquisition target within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential acquisition target may be reduced as we approach the deadline for the consummation of our initial acquisition transaction. Although $10.30 per share is initially placed in trust, if third parties bring claims against us that are not subject to a valid and enforceable waiver, the proceeds held in the trust account may be reduced and the per share liquidation price received by you will be less than $10.30 per share. If so, you will not be able to recover your full investment.

You will not have any rights or interest in funds from the trust account, except under certain limited circumstances, and therefore may not have access to such funds prior to August 1, 2014.

Our public stockholders will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to redeem their respective shares of common stock for cash in connection with an acquisition transaction that is consummated by us. In no other circumstances will a stockholder have any right or interest of any kind in the trust account. Therefore, you may not be able to obtain access to such funds for three years following the initial public offering.

Under Marshall Islands law, the requirements and restrictions contained in our Amended and Restated Articles of Incorporation and by-laws may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.

Our Amended and Restated Articles of Incorporation and by-laws set forth certain requirements and restrictions that apply to us until the consummation of our initial acquisition transaction. Specifically, our Amended and Restated Articles of Incorporation and by-laws provide, among other things, that:

•	since we entered into a letter of intent, agreement in principle or definitive agreement (i.e. the Agreement) with respect to an acquisition transaction within 18 months of the completion of our IPO, the period of time to consummate an acquisition transaction was automatically extended to August 1, 2014;

•	we may consummate our initial acquisition transaction only if public stockholders owning no more than 90% of the shares of common stock sold in our IPO, exercise their redemption rights;

•	if our initial acquisition transaction is consummated, stockholders who exercised their redemption rights will receive their pro rata share of the trust account;

•	if we have not completed an initial acquisition transaction prior to August 1, 2014, our corporate existence will cease except for the purposes of winding up our affairs and liquidating and we will distribute to all of our public stockholders their pro rata share of the trust account. This has the same effect as if our board of directors and stockholders had formally voted to approve our voluntary winding up and dissolution. As a result, no vote would be required from our stockholders to commence such a voluntary winding up and dissolution;

•	our management will take all actions necessary to liquidate our trust account to our public stockholders as part of our plan of dissolution if an acquisition transaction is not consummated within the time periods specified in this report;

•	our stockholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public stockholders as part of our plan of distribution or upon the exercise of their redemption rights;

•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction or control through contractual arrangements other than an acquisition transaction that meets the conditions specified in this report, including the requirement that our initial acquisition transaction be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) at the time of such acquisition transaction;

•	prior to our initial acquisition transaction, we may not issue any units, shares of common stock, warrants or any options or other securities convertible into or exchangeable for shares of common stock, or any preferred shares, that participate in any manner in the proceeds of the trust account, or that vote as a class with the shares of common stock sold in our IPO on an acquisition transaction;

•	the board of directors shall review and approve all payments made to our founders, officers, directors, and their respective affiliates, other than the payment or accrual of an aggregate of $7,500 per month to Seacrest Shipping Co. Ltd., an agent of Remi Maritime Corp., an affiliate of our founders, for office space, administrative services and secretarial support, with any interested director abstaining from such review and approval;

•	we may not enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate an acquisition transaction with an acquisition target that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, that an acquisition transaction with such acquisition target is fair to our stockholders from a financial point of view.

Pursuant to our Amended and Restated Articles of Incorporation and by-laws, the foregoing provisions may be amended by at least 90% of the voting power of our outstanding shares of common stock. In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 90% of the voting power of public shares. Except for the shares issued immediately prior to our IPO and the shares underlying the units issued in connection with our IPO, we will not issue securities with voting rights to vote on any proposals to amend our Amended and Restated Articles of Incorporation and by-laws prior to an acquisition transaction. If any of these provisions are amended, our stockholders:

•	may not have all of the rights they previously had;

•	might not receive the amount anticipated in connection with a redemption or liquidation; and

•	might not receive amounts from the trust account in the time frames specified in this report.

We have no intention of amending our Amended and Restated Articles of Incorporation to reduce or remove such limitation or to allow us a longer period of time to complete our initial acquisition transaction prior to our consummation of such initial acquisition transaction. Notwithstanding the foregoing, if we do seek to amend such provisions, we will provide dissenting public stockholders with the opportunity to redeem their public shares in connection with any such vote. Our founders have agreed to waive any redemption rights with respect to any founders’ shares and any public shares they may hold in connection with any such vote to amend our Amended and Restated Articles of Incorporation.

Stockholders may be liable for claims of third party creditors to the extent you receive distributions in a dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period.

Under Marshall Islands law, stockholders might, in certain circumstances, be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the Marshall Islands Business Corporations Act, which are intended to ensure that we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution should be limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder should be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

As a foreign private issuer, we are exempt from certain rules that are applicable to U.S. companies, and while we have agreed with the underwriters in our IPO to comply with certain of these requirements, such agreement can be waived without your consent and you may receive less information about us and our operations than you would receive if such agreements were not waived or we were a U.S. company.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, and our executive officers, directors and principal stockholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Therefore you may receive less information about us than you would receive if we were a U.S. company.

We have agreed with the underwriters that, for the period commencing with the date of our IPO and ending on the consummation of our initial acquisition transaction, we will:

•	in the event we hold a stockholder vote in connection with an acquisition transaction, comply with the procedural and disclosure requirements in the United States federal securities laws applicable to domestic issuers registered under the Exchange Act with respect to the furnishing and content of our proxy statement in connection with the stockholder vote for the proposed acquisition transaction; and

•	furnish to American stockholders an English language version of our annual financial statements and all other materials regularly provided to other stockholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC.

However, the agreement to provide such information to our stockholders may be waived, in whole or in part, by the representative of the underwriters. The representative may have a conflict of interest in granting a waiver if such requirements prevent or delay an acquisition transaction from occurring because a substantial portion of the underwriter’s discount is deferred until, and subject to, the closing of an acquisition transaction.

If third parties bring claims against us, the proceeds held in the trust account may be reduced and the per share liquidation price received by you will be less than $10.30 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all prospective acquisition targets we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable by operation of law or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Accordingly, the proceeds held in the trust account may be subject to claims which would take priority over the claims of our public stockholders and, as a result, the per share liquidation price could be less than $10.30 per share due to claims of such creditors. If we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Only claims based on agreements that do not include a valid and enforceable waiver of claims against the trust account are covered by the indemnification provided by our founders, and any claim based on an agreement that includes a valid and enforceable waiver of claims against the trust account will not be covered by such indemnification. Under these circumstances, our board of directors would have a fiduciary obligation to our stockholders to bring a claim against our founders to enforce their indemnification obligations.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public stockholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them.

We allow up to 90% of our public stockholders to exercise their redemption rights, which could result in very little money remaining in trust for the post-transaction company.

In connection with our initial acquisition transaction, we will offer each stockholder the right to have his, her or its shares of common stock converted to cash if the initial acquisition transaction is consummated. Our founders have agreed not to redeem any shares of common stock held by them. We will consummate the initial acquisition transaction only if public stockholders owning no more than 90% of the shares sold in our IPO exercise their redemption rights. Because we permit a larger number of stockholders to exercise their redemption rights, it will be easier for us to consummate an initial acquisition transaction with an acquisition target in the face of strong stockholder dissent. Depending on the number of shares that are redeemed in connection with our initial acquisition transaction, we may have very little money in our trust account with which to consummate our initial acquisition transaction, which may result in our having to obtain additional financing to consummate our initial acquisition transaction, result in less money being available for use as working capital post acquisition transaction, or result in our failure to consummate an initial acquisition transaction.

Our redemption threshold of 90% may reduce the liquidity of our securities in the open market.

Since we have a redemption threshold of 90%, a high number of public shares may be redeemed in connection with our initial acquisition transaction, which would result in significantly fewer public shares issued and outstanding, and which would in turn significantly reduce the liquidity of our securities, including our public shares that are not redeemed.

Stockholders are entitled to redeem up to 90% of the public shares, as a result of which our public stockholders will have limited information regarding the combined company’s capital structure prior to the acquisition transaction.

Depending on the number of stockholders who choose to exercise their redemption rights in connection with our initial acquisition transaction, pursuant to our Amended and Restated Articles of Incorporation and by-laws, we could be required to redeem for cash up to 90% of the shares of common stock sold in our IPO, or 4,995,000 shares of common stock at an initial per share redemption price of $10.30 per share for approximately $51,448,500 in the aggregate.

In connection with our initial acquisition transaction , we will only provide pro forma financial information assuming no redemption and full redemptions by public stockholders in order to provide our stockholders with the range of possible capital structures for the combined company. Given the relatively high redemption threshold, the difference in capital structure assuming no redemptions and full redemptions will be significant. Furthermore, we will not be able to provide stockholders with any assurance of where, within the possible range disclosed, the combined company will fall following consummation of an acquisition transaction. As a result, our public stockholders will have limited information regarding the combined company’s capital structure at the time of the acquisition transaction.

Because we are incorporated under the laws of the Marshall Islands, you may face difficulty protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a company incorporated under the laws of the Marshall Islands, and certain of our assets may in the future be located outside the United States. In addition, all of our directors and officers, and their assets, are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. You may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

Your only opportunity to evaluate and affect the investment decision regarding a potential acquisition transaction may be limited to exercising your redemption rights in connection with our initial acquisition transaction.

You will be relying on the ability of our officers and directors, with the assistance of employees, advisors and consultants, to choose a suitable acquisition transaction. At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of any potential acquisition target, and we do not intend on holding a stockholder vote to approve our initial acquisition transaction. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential acquisition transaction may be limited to exercising your redemption rights in connection with our initial acquisition transaction.

We are not required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the acquisition target.

Our initial acquisition transaction must be with one or more acquisition targets whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,387,500, and taxes payable) at the time of such acquisition. The fair market value of the acquisition target we acquire has been determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). Accordingly, we have no obligation to obtain or provide you with a fairness opinion, and our stockholders must rely solely on the judgment of our board of directors with respect to the determination of the fair market value of our initial acquisition transaction.

Your equity interest in us will be diluted or there may be a change in control of our company.

Our Amended and Restated Articles of Incorporation and by-laws authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share. Immediately after our IPO, there were 136,276,500 authorized but unissued shares of common stock available for issuance (after appropriate reservation for the issuance of shares upon (i) full exercise of the underwriters’ unit purchase option, and (ii) our outstanding warrants, including the redeemable warrants issued in our IPO, the warrants included in the private placement warrants, and the warrants included in the units underlying the underwriters’ unit purchase option) and 5,000,000 authorized but unissued shares of preferred stock. We will issue approximately 26,813,983 additional shares of common stock as consideration for the Acquisition. We have no other commitments as of the date of this report to issue any additional securities. Our issuance of additional shares of common stock, including upon redemption of any debt securities, may:

•	significantly reduce your equity interest in us;

•	cause a change in control, which may affect, among other things, our ability to use any net operating loss carry forwards, if any, and result in the resignation or removal of our current officers and directors;

•	in certain circumstances, have the effect of delaying or preventing a change in control of us; and

•	adversely affect the then-prevailing market price for our shares of common stock.

The value of your investment in us may decline if any of these events occur.

The underwriting agreement and our Amended and Restated Articles of Incorporation and by-laws prohibit us, prior to our initial acquisition transaction, from issuing additional units, additional shares of common stock, preferred shares, additional warrants, or any options or other securities convertible or exchangeable into shares of common stock, or preferred shares, that participate in any manner in the proceeds of the trust account, or which votes as a class with the shares of common stock on an acquisition transaction.

Some of our executive officers and directors may remain with us following our initial acquisition transaction, which may result in a conflict of interest in determining whether a particular acquisition target is appropriate for an acquisition transaction and in the public stockholders’ best interests.

We intend that at least one executive officer and one independent director will continue to be involved in our management following our initial acquisition transaction, and we expect two such persons will be appointed as directors of the combined company. Our executive officers and directors may be negotiating the terms and conditions of the acquisition transaction on our behalf at the same time that they, as individuals, are negotiating the terms and conditions related to an employment, consulting or other agreement with representatives of the potential acquisition transaction candidate. As a result, there may be a conflict of interest in the negotiation of the terms and conditions related to such continuing relationships as our executive officers and directors may be influenced by their personal and financial interests rather than the best interests of our public stockholders.

Our founders currently control us and may influence certain actions requiring a stockholder vote.

Our founders beneficially own, in the aggregate, approximately 24% of our issued and outstanding shares of Common Stock. In connection with a stockholder vote to approve our initial acquisition transaction and/or amend Article VIII of our Amended and Restated Articles of Incorporation and by-laws (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, our founders have agreed to vote the founders’ shares and shares included in the placement units in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he, she or it acquires shares of common stock in or following our IPO, he, she or it will vote all such acquired shares in favor of any acquisition transaction presented to our stockholders by our board of directors, and not to exercise redemption rights in connection with any shares held by such person. With respect to a vote to amend Article VIII of our Amended and Restated Articles of Incorporation and by-laws, our founders, directors, and officers may vote any shares acquired by them in or following our IPO in any way they wish.

Because our founders and their designees, will hold, in the aggregate, warrants to purchase 368,000 shares of common stock after an acquisition transaction, the exercise of those warrants may increase the ownership of our founders. This increase could allow our founders to influence the outcome of matters requiring stockholder approval, including the election of directors and executive officers, approval of benefits plans, mergers and significant corporate transactions after consummation of our initial acquisition transaction. Moreover, except to the extent stockholder proposals are properly and timely submitted, our directors will determine which matters, including prospective acquisition transactions, to submit to a stockholder vote. As a result, they will exert substantial control over actions requiring a stockholder vote both before and following our initial acquisition transaction.

Our one-third quorum threshold may make it easier for our founders to influence actions requiring a stockholder vote.

In accordance with our Amended and Restated Articles of Incorporation and by-laws, two stockholders representing at least one-third of our issued and outstanding shares of common stock (whether or not held by public stockholders) will constitute a quorum at a stockholders meeting. Our founders hold approximately 24% of our outstanding shares of common stock. Accordingly, if only a small proportion of public stockholders participate in a stockholders meeting and all of our founders participate, the quorum requirement may be satisfied and our founders could cast a majority of the votes at such meeting.

Certain obligations of our founders are memorialized in agreements between the founders, the underwriters of our IPO and us, and these agreements may be amended to change these obligations or eliminate them entirely.

In connection with our IPO, the founders have agreed to certain obligations pursuant to the Securities Escrow Agreement between us, American Stock Transfer & Trust Company and the founders, including: to transfer restrictions on, and the placement in escrow of, the founders’ shares, placement units and underlying securities, and to forfeit for no consideration all of the founders’ shares in the event we are unable to complete an acquisition transaction.

In connection with our IPO, the founders have agreed to certain obligations pursuant to the Letter Agreements between us, Lazard Capital Markets LLC and each of the founders, including:

•	in connection with a stockholder vote to approve our initial acquisition transaction and/or amend Article VIII of our Amended and Restated Articles of Incorporation and by-laws (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, to vote the founders’ shares and shares included in the placement units in the same manner as a majority of the public stockholders;

•	if he, she or it acquires shares of common stock in or following our IPO, he, she or it will vote all such acquired shares in favor of any acquisition transaction presented to our stockholders by our board of directors, and not to exercise redemption rights in connection with such shares;

•	that he, she or it will not exercise redemption rights in connection with any shares held by such person;

•	to waive their rights to participate in any liquidation distribution with respect to the founders’ shares if we fail to consummate an initial acquisition transaction;

•	that they will not exercise redemption rights with respect to the founders’ shares and have agreed not to tender their shares in an issuer tender offer in connection with our initial acquisition transaction;

•	to advance us the funds necessary to complete a liquidation in the event we do no consummate an acquisition transaction and not to seek repayment for such expenses;

•	if we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, to jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties (we have not, however, sought information nor received information from the founders relating to their ability to satisfy any indemnification obligation); and

•	not to participate in a co-investment in an acquisition target unless the terms of such co-investment are no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors.

These agreements are filed with the registration statement of which this report forms a part. Each of these agreements, by their terms, are governed by New York law. In addition, each agreement may be amended or terminated with the consent of each of the parties thereto. Accordingly, if each of the parties to an agreement determine that these obligations are no longer in their best interest, then the agreements may be amended or terminated and these obligations may be changed or eliminated entirely.

Because our founders own or will own securities in us that will not participate in liquidating distributions, they may have a conflict of interest in deciding if a particular acquisition target is an attractive candidate for an acquisition transaction.

Aqua Investments Corp. acquired an aggregate of 1,437,500 founders’ shares for an aggregate purchase price of $25,000, and our founders and their designees purchased 368,000 placement units in connection with the IPO. The $3,680,000 purchase price of the placement units was included in the trust account that is distributed to our public stockholders in the event of our dissolution and liquidation. In the event of our dissolution and liquidation, our founders will not receive distributions from the trust account with respect to the placement units and the warrants included in the placement units will expire worthless. Therefore, our directors’ and officers’ personal and financial interests may influence their motivation in identifying and selecting an acquisition target and consummating our initial acquisition transaction in a timely manner. This may also result in a conflict of interest when they determine whether the terms, conditions and timing of a particular acquisition transaction are appropriate and in our stockholders’ best interest.

Unless we complete an acquisition transaction, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular acquisition target is appropriate for an acquisition transaction and in the public stockholders’ best interest.

We shall provide reimbursement of out-of-pocket expenses reasonably incurred by our officers, directors, or any of their respective affiliates, in connection with identifying, investigating and consummating an acquisition transaction, for which there is no maximum amount of out-of-pocket expenses that may be incurred. Notwithstanding, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses reasonably incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless the acquisition transaction is consummated. Our officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses. If the acquisition target’s owners do not agree to such repayment, this could cause our management to view such potential acquisition transaction unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers, directors, or any of their respective affiliates, could influence their motivation in selecting an acquisition target and thus, there may be a conflict of interest when determining whether a particular acquisition transaction is in the stockholders’ best interest.

Nasdaq may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

The Common Stock is traded and listed on the Nasdaq Capital Market under the symbol “AQU.” The Common Stock may be delisted if we fail to maintain certain Nasdaq listing requirements. Aquasition received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that Nasdaq’s staff had determined that Aquasition was not in compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq. The Company had until May 5, 2014 to provide the Nasdaq with a plan to regain compliance. Aquasition plans to include a tender offer as part of its plan to regain compliance and while the tender offer will reduce the number of currently public shares outstanding, Aquasition believes that the Acquisition will increase the total number of shares outstanding. Aquasition believes that, in addition to directly increasing the number of public shareholders by issuing shares at the closing, the Acquisition is an attractive business opportunity that will attract additional shareholders at or immediately after closing, and Aquasition is actively marketing the Acquisition to encourage shareholders to not tender their shares. There can be no assurance that Aquasition will be able to regain compliance with the Nasdaq continued listing requirements, including the minimum public holder, or that its securities will continue to be listed on the Nasdaq Capital Market.

Additionally, the Nasdaq will require us to meet its initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of our initial acquisition transaction. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares of common stock is a “penny stock,” which will require brokers trading in our shares of common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to Nasdaq rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

We intend to meet the Nasdaq’s listing standards without making use of the exemptions for foreign private issuers which make the listing standards less stringent than those for U.S. filers, other than the exemption to the requirement to obtain stockholder approval of a business combination, which exemption the Company plans to utilize. However, in the future we may rely on other exemptions.

If we are unable to comply with the rules applicable to for foreign private issuers, we may be delisted. If we are delisted, then we will no longer be required to meet the Nasdaq’s listing standards.

If our shares of common stock become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our securities may be adversely affected.

If at any time our shares are not listed on the Nasdaq Capital Market and we have net tangible assets of $5,000,000 or less and our shares of common stock have a market price per share of less than $5.00, transactions in our shares of common stock may be subject to the “penny stock” rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our shares of common stock become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Following the acquisition transaction we may discover or otherwise become aware of adverse information regarding our acquired business, and we may be required subsequently to take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We intend to conduct a due diligence investigation for any business we consider. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on an acquisition target with which we combine, we cannot assure you that this diligence will identify all material issues that may be present inside a particular acquisition target, or that factors outside of the acquisition target and outside of our control will not later arise. If our diligence fails to discover or identify material issues relating to an acquisition target, industry or the environment in which the acquisition target operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming debt held by an acquisition target or by virtue of our obtaining post-combination debt financing.

We may have insufficient resources to cover our operating expenses and the expenses of consummating our initial acquisition transaction.

We believe that amounts not held in the trust account, together with the interest income on the balance of the trust account (any amounts in the trust account in excess of $10.30 per public share to be released to us from time to time for working capital requirements), will be sufficient to pay the costs and expenses to which such proceeds are allocated until August 1, 2014. Our estimates are also based on the belief that in-depth due diligence will be undertaken only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of an acquisition transaction. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating an acquisition transaction is less than the actual amount necessary to do so, or if the amounts not held in the trust account is insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our founders, officers, directors or third parties. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial acquisition transaction and are unable to obtain additional financing, we may be required to dissolve and liquidate prior to consummating our initial acquisition transaction.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial acquisition transaction, and, therefore, such consultants or financial advisers may have conflicts of interest.

We have entered into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial acquisition transaction. See "Item 4. Information on the Company--B. Business Overview--Finder's and Financial Services Agreements" for a description of these agreements. Because we are paying consultants and financial advisers fees that are tied to the consummation of our initial acquisition transaction, they may have conflicts of interest when providing services to us, and their interests in such fees may influence their advice with respect to a potential acquisition transaction. For example, if a consultant’s or financial advisor’s fee is based on the size of the transaction, then they may be influenced to present us larger transactions that may have lower growth opportunities or long-term value versus smaller transactions that may have greater growth opportunities or provide greater value to our stockholders. Similarly, consultants whose fees are based on consummation of an acquisition transaction may be influenced to present potential acquisition transactions to us regardless of whether they provide longer-term value for our stockholders. While we will endeavor to structure agreements with consultants and financial advisors to minimize the possibility and extent of these conflicts of interest, we cannot assure you that we will be able to do so and that we will not be impacted by the adverse influences they create.

Our outstanding warrants may adversely affect the market price of our shares of common stock and make it more difficult to effect an acquisition transaction.

There are currently 5,918,000 Aquasition redeemable warrants outstanding, including 368,000 warrants underlying the placement units. Each redeemable warrant entitles the holder to purchase one share of common stock at a price of $11.50 and will become exercisable on the later of our consummation of an acquisition transaction or October 25, 2013. The warrants included in the placement units are identical to those redeemable warrants sold as part of the units in our IPO except that such warrants may be exercised on a cashless basis at any time after an acquisition transaction and even if there is not an effective registration statement relating to the shares underlying the warrants and the placement units and underlying securities are subject to certain transfer restrictions. We also issued to the representative of the underwriters, concurrently with our IPO, for a purchase price of $100, an option to purchase 250,000 units, each unit representing one share of common stock and one redeemable warrant. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our units or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

You will not be able to exercise your redeemable warrants if we do not have an effective registration statement and a prospectus in place when you desire to do so.

No redeemable warrants will be exercisable, and we will not be obligated to issue shares of common stock upon exercise of redeemable warrants by a holder unless, at the time of such exercise, we have a registration statement or post-effective amendment under the Securities Act covering the shares of common stock issuable upon the exercise of the redeemable warrants and a current prospectus relating to shares of common stock. Under the terms of a redeemable warrant agreement between American Stock Transfer & Trust Company as warrant agent, and us, we have agreed to use our best efforts to have a registration statement in effect covering shares of common stock issuable upon exercise of the redeemable warrants from the date the redeemable warrants become exercisable and to maintain a current prospectus relating to shares of common stock until the redeemable warrants expire or are redeemed, and to take such action as is necessary to qualify the shares of common stock issuable upon exercise of the redeemable warrants for sale in those states in which the IPO was initially qualified. However, we cannot assure you that we will be able to do so. We may be unable to have a registration statement in effect covering shares of common stock issuable upon exercise of the redeemable warrants or to maintain a current prospectus relating to such shares of common stock if, for example, we lack the current financial statements necessary to be included in such registration statement or prospectus. We have no obligation to settle the redeemable warrants for cash, in any event, and the redeemable warrants may not be exercised and we will not deliver securities therefor in the absence of an effective registration statement and a prospectus available for use. The redeemable warrants may be deprived of any value, the market for the redeemable warrants may be limited if there is no registration statement in effect covering the shares of common stock issuable upon the exercise of the redeemable warrants or the prospectus relating to the shares of common stock issuable upon the exercise of the redeemable warrants is not current and the redeemable warrants may expire worthless. If you are unable to exercise or sell your redeemable warrants, you will have paid the full unit price for only the shares of common stock underlying the units.

Holders of warrants included in the placement units may exercise these warrants even if an effective registration statement and a prospectus is not in place, which means they may be able to exercise such warrants while public warrants might not be exercisable and may expire worthless.

Unlike the warrants underlying the units issued in connection with our IPO, the warrants included in the placement units will not be restricted from being exercised in the absence of a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the such warrants and a current prospectus relating to shares of common stock. Therefore, once the warrants included in the placement units become exercisable, the holders thereof will be able to exercise such warrants regardless of whether the issuance of the underlying shares of common stock is registered under the Securities Act, while public warrants might not be exercisable and may expire worthless.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to consummate our initial acquisition transaction or operate over the near term or long-term in our intended manner.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses or a portion of such business or businesses. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities. Our founders are experienced as officers and directors of operating companies. However, we may be deemed to be an investment company under the Investment Company Act if, following our IPO and prior to the consummation of our initial acquisition transaction, we are viewed as engaging in the business of investing in securities or we own “investment securities” having a value exceeding 40% of our total assets, and may be required to register as an investment company or a registered investment adviser under the U.S. securities laws.

If we are deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it difficult for us to complete an acquisition transaction, including:

•	corporate governance requirements and requirements regarding mergers and share exchanges;

•	restrictions on the nature of our investments;

•	restrictions on our capital structure and use of multiple classes of securities; and

•	restrictions on our use of leverage and collateral;

each of which may make it difficult for us to consummate our initial acquisition transaction.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, and disclosure requirements, and other rules and regulations;

compliance with which would reduce the funds we have available outside the trust account to consummate our initial acquisition transaction.

We do not believe that our anticipated activities will subject us to the Investment Company Act as the net proceeds of our IPO and sale of units in our private placement offering that are to be held in the trust account may only be invested by the trust agent in United States government treasury bills having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries. By restricting the investment of the trust account to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

We are dependent upon each of Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos and the loss of one or more of them could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, upon Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos. We expect that each of these persons will play a key role in our search for an acquisition target, and we believe that our success in identifying and completing an acquisition transaction with an attractive acquisition target depends on the continued service of these persons, at least until we have consummated our initial acquisition transaction.

Each of Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos will assist us in identifying perspective acquisition targets by sourcing and performing due diligence on acquisition targets in the international maritime transportation industry. In addition, each of these individuals will assist us in closing an acquisition transaction and possibly integrating the acquisition target following such closing. We expect that Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos will negotiate deal terms with acquisition targets and manage and oversee our advisors and consultants, including legal counsel, accounting professionals and investment banking advisors. In addition, Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos will oversee our administrative functions in London.

We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. In addition, none of Messrs. Polemis, Los, Sougioultzoglou, Frangos and Kalapotharakos are required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential acquisition transactions and monitoring the related due diligence. We do not have employment or consulting agreements with, or key-man insurance on the life of, one or more of these individuals. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us and impair our ability to identify and complete an acquisition transaction with an attractive acquisition target.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We are an emerging growth company as defined in the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of our IPO, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation — United States Federal Income Taxation — General”) of our shares of common stock or redeemable warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income for our 2013 taxable year, we believe that we were a PFIC for our 2013 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2013 taxable year there can be no assurance with respect to our status as a PFIC for our 2013 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

An investment in our securities may involve adverse U.S. federal income tax consequences because the redemption or liquidation price per share is greater than an investor’s initial tax basis in a share of common stock.

Although we intend to take a contrary position, if our shares of common stock are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to an acquisition transaction, there is a risk that an investor’s entitlement to receive payments upon exercise of the investor’s redemption right or upon our liquidation in excess of the investor’s initial tax basis in our shares of common stock (see “Taxation — United States Federal Income Taxation — Allocation of Purchase Price and Characterization of a Unit”) will result in constructive income to the investor. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Prospective investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our shares of common stock, redeemable warrants, or units.

Current economic conditions and the global tightening of credit may adversely affect the financial condition of our business following the consummation of the Acquisition.

Since the onset of the “credit crisis” in mid-2007, the number of banks advancing new loans against Southern European properties has fallen substantially and that decline, together with a tightening of lending policies, has resulted in a significant contraction in the amount of debt available to fund re-financings, acquisitions, developments and other commercial real estate investments. Assuming the Acquisition is successfully consummated, there can be no assurance that the continuation of current economic conditions will not impact certain of the properties in Southern Europe we may acquire following the Acquisition. Such properties could experience higher levels of vacancy than anticipated at the time of our acquisition of such properties, which could adversely impact the financial performance of our post-Acquisition company.

Your only opportunity to affect the investment decision regarding a potential business combination will be limited to the exercise of your right to redeem your shares of Common Stock for cash a tender offer related to our initial acquisition transaction.

Because our board of directors may consummate a business combination without seeking shareholder approval in accordance with our Articles of Incorporation, holders of shares of Common Stock will not have the right or opportunity to vote on the business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time set forth in the tender offer materials prepared in connection with our initial acquisition transaction, as amended. In addition, your election to exercise your redemption rights could still be rejected if the conditions to this such tender offer are not satisfied.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Aquasition Corp. is a blank check company formed on January 26, 2012, pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. Our Amended and Restated Articles of Incorporation and by-laws do not limit us to a particular geographic region or industry. To date, our efforts have been limited to organizational activities and financing activities. The address of the Company’s principal executive office is c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England.

B.	Business Overview

We are a blank check company formed on January 26, 2012 pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. We do not have any subsidiaries. Our Amended and Restated Articles of Incorporation and by-laws do not limit us to a particular geographic region or industry. The address of the Company’s principal executive office is c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of our IPO, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we are entitled to rely on certain scaled disclosure requirements and other exemptions, including an exemption from the requirement to provide an auditor attestation to management’s assessment of its internal controls as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. We may, at any time, voluntarily elect to cease to avail ourselves of the scaled disclosure and other exemptions available to us as an emerging growth company, and have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. See the risk factor entitled “We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.” As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Investment strategy

We believe that there is significant value in structuring transactions in the current market environment, where market tightness, volatility and disruptions create geographical, time and quality arbitrage and investment opportunities. Our insights from in depth knowledge about what industry participants are doing and need allow us to move fast to capitalize on opportunities. We believe that we can both acquire assets at attractive prices and generate significant value from combining assets that will eliminate inefficiencies or improve margins. In the currently weak environment, we will seek to acquire operations that are profitable at current market levels and able to overcome the weakness that we see continuing in the near term and that will capitalize on the future growth of developing nations. We will look for businesses that have one or more of the following characteristics:

•	Motivated sellers that are seeking liquidity.

•	Businesses that are ready to be public.

•	Growing businesses that are seeking, and have accretive use, of additional capital.

•	Companies that are being divested by conglomerates or multinational companies.

•	Poorly valued private or public companies or assets that can benefit from our management’s experience and expertise for their profitability improvement.

•	Assets which we can use under a certain contractual agreement that will create value through a sustainable cash flow stream which we would expect the market to value in addition to the asset acquired.

Effecting an acquisition transaction

We are not required to have a stockholder vote to approve our initial acquisition transaction, unless the nature of the acquisition transaction would require stockholder approval under applicable Marshall Islands law. Stockholders’ approval would normally only be required under Marshall Islands law where the acquisition transaction involved: (i) a statutory merger of our company with another company where our stockholders would give up or transfer their shares in our company in consideration of the issue of shares in another company, (ii) amendments to our Articles of Incorporation, (iii) a change in the par value of our shares or (iv) a change in the amount of our authorized share capital. A merger of our wholly-owned subsidiary with another company would not normally require stockholders approval under our Articles of Incorporation and by-laws or the BCA. Accordingly, we will have a high degree of flexibility in structuring and consummating our initial acquisition transaction, and currently intend to structure our initial acquisition transaction so that a stockholder vote is not required. Notwithstanding, our Amended and Restated Articles of Incorporation and by-laws provide that public stockholders will be entitled to cause us to redeem their shares of common stock for cash equal to the pro rata share of the aggregate amount then in the trust account (initially $10.30 per share), including the deferred underwriting discounts and commissions and accrued but undistributed interest, net of (i) interest earned on the trust account that may be released to us to pay any taxes we incur, and (ii) interest earned by the trust account that may be released to us from time to time to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.30 per public share) in connection with our initial acquisition transaction. In the event that we do hold a stockholder vote to approve our initial acquisition transaction, public stockholders will be entitled to cause us to redeem their shares of common stock for a pro rata portion of the trust account as long as the acquisition transaction is approved and consummated, regardless of whether they vote in favor of or against our initial acquisition transaction. A stockholder is not required to vote against the initial acquisition transaction in order to exercise redemption rights.

We will proceed with an acquisition transaction only if public stockholders owning no more than 90% of the shares sold in the IPO exercise their redemption rights. The redemption threshold was set at 90% so that we would have a minimum of approximately $5,000,000 in stockholder’s equity post initial public offering, which permits us to not comply with Rule 419 of the Securities Act. However, a potential target may make it a closing condition to our acquisition transaction that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing, effectively reducing the number of stockholders who can redeem their shares in connection with such acquisition transaction or requiring us to obtain an alternative source of funding. If the number of our stockholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate an acquisition transaction below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such acquisition transaction and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public stockholders may have to wait until August 1, 2014 in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See the risk factor entitled “Even though we have a redemption threshold of 90%, we may be unable to consummate an acquisition transaction if a target business requires that we have cash in excess of the minimum amount we are required to have at closing and public stockholders may have to remain stockholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.”

In order to redeem the public shares for cash upon the consummation of an acquisition transaction, we will initiate an issuer tender offer by filing tender offer documents with the SEC prior to such acquisition transaction in accordance with Rule 13e-4 and Regulation 14E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. The tender offer documents will comply with the disclosure required by Regulations 14A and 14C of the Exchange Act even if we are not at the time required to comply with such regulations by virtue of our status as a foreign private issuer. The closing of the acquisition transaction will be cross-conditioned with the closing of the tender offer. However, if we are no longer a foreign private issuer and stockholder approval of the transaction is required by Marshall Islands law or the NASDAQ Capital Market or we decide to obtain stockholder approval for business reasons, we will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

In connection with redemption, we are required to offer redemption rights to all holders of our shares of common stock. Our founders have agreed to not redeem their securities, so that the per share amount of $10.30 reserved for redemption of the public shares will not be reduced due to payments to our founders.

Acquisition Transaction with KBS

On March 24, 2014, a Share Exchange Agreement (the “Agreement”) was entered into by and among Aquasition, KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”), and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). Upon the closing of the transactions contemplated in the Agreement, the Company will acquire 100% of the issued and outstanding equity interest in Target from KBS in exchange for the transaction consideration consisting of shares of Aquasition common stock (the “Acquisition”). The number of shares comprising the transaction consideration will be calculated in accordance with the terms of the Agreement, and is estimated to be approximately 26,813,983 shares of Common Stock.

Finder’s and Financial Services Agreements

On September 10, 2013, Aquasition entered into a Master Finder’s Fee Agreement (as amended from time to time, the “Finder’s Agreement”) with SNV Global Ltd. (“SNV”), pursuant to which SNV agreed to provide introductions to potential target companies to Aquasition, including KBS, among other services. Pursuant to an addendum to the Finder’s Agreement, dated February 26, 2014, the parties agreed that SNV would be entitled to a finder’s fee equal to 1.5% of the pre-closing equity value of Target, 1% to be paid in cash and 0.5% to be paid in newly issued shares of the combined company, payable if, and only if, an acquisition transaction with an introduced target is completed. If the combined company has less than $10 million unencumbered cash in the trust account as of the closing, then the combined company may elect to pay the cash portion of the finder’s fee in cash, newly issued shares or a combination thereof.

On May 8, 2014, Aquasition entered into an agreement (the “STRH Agreement”) with SunTrust Robinson Humphery, Inc. (“STRH”), pursuant to which STRH will provide Aquasition certain financial advisory services in connection with the Acquisition. Pursuant to the STRH Agreement, STRH will be entitled to a cash fee equal to $1,250,000 upon completion of an acquisition transaction prior to August 1, 2014 or during the term of STRH’s engagement. If an acquisition transaction is not completed within such period, then for a period of 24 months thereafter, if Aquasition is entitled to a breakup fee related to an acquisition transaction, then STRH will be entitled to 10% of any such breakup fee. In addition, Aquasition will reimburse STRH its out-of-pocket expenses related to the STRH Agreement, up to a maximum of $50,000.

On May 12, 2014, Aquasition entered into an agreement (the “EBC Agreement”) with Early Bird Capital, Inc. (“EBC”), pursuant to which EBC will provide Aquasition certain financial advisory services in connection with the Acquisition. Pursuant to the EBC Agreement, EBC will be entitled to a cash fee equal to $200,000, equity fee in the amount of 35,000 newly issued shares of the combined company, and an additional fee equal to 4% of the amount of the gross proceeds held in the trust account at closing of the Acquisition (excluding amounts attributable to Aquasition’s sponsors or investors introduced by such sponsors), all payable upon closing of the Acquisition. In addition, Aquasition will reimburse EBC its out-of-pocket expenses related to the EBC Agreement.

C.	Organizational structure

We are a blank check company formed on January 26, 2012 pursuant to the laws of the Republic of the Marshall Islands. We do not have any subsidiaries.

D.	Property, Plant and Equipment

We do not have any material tangible fixed assets. We have agreed to pay to Seacrest Shipping Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of this prospectus and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Seacrest Shipping Co. Ltd. is the agent of Remi Maritime Corp., an affiliate of our founders. This arrangement was agreed to by Seacrest Shipping Co. Ltd. and our founders for our benefit and is not intended to provide our founders compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Seacrest Shipping Co. Ltd. will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated person. Seacrest Shipping Co. Ltd. has agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an acquisition transaction. Upon consummation of an acquisition transaction or our liquidation, we will cease paying or accruing these monthly fees. Our executive offices are located at c/o Seacrest Shipping Co. Ltd., 8-10 Paul Street, London EC2A 4JH, England, and our telephone number at that office is +44-207-426-1155.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Financial Data” and the financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this report.

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

On March 24, 2014, the Company entered into a Share Exchange Agreement (the “Agreement”), with KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and (d) Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). See Note 8 in the accompanying financial statements.

The merger is expected to be consummated after the required tender offer and the fulfillment of certain other conditions, as described in our Current Report on Form 6-K filed on April 4, 2014 (the “Merger Form 8-K”) and in the Agreement.

Results of Operations and Known Trends or Future Trends

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception up to the closing of our IPO was in preparation of that event. After the IPO, our activity has been limited to the evaluation of acquisition transaction candidates, and we will not be generating any operating revenues until the closing and completion of our initial acquisition transaction. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents. Interest income is not expected to be significant in view of current low interest rates on risk-free investments (treasury securities).

We had a net loss of $375,991 during the year ended December 31, 2013. The net loss was mainly the result of operating activity, which was principally comprised of $105,889 of travel, $90,000 of rent expense, $64,796 of legal and professional fees and a loss of $45,442 related to the change in the fair value of warrants.

We had a net loss of $3,108,717 for the period from January 26, 2012 (inception) through December 31, 2012. The net loss was mainly the result of a loss of $3,064,114 related to change in the fair value of warrants, $15,296 of travel and $15,000 of rent expense.

We classify the warrants issued as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations.

Until we enter into an acquisition transaction, we will not have any revenues.

Immediately after the IPO, we began paying fees of $7,500 per month to Seacrest Shipping Co. Ltd., an agent of Remi Maritime Corp., an affiliate of our founders, and expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Seacrest Shipping Co. Ltd. has agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an acquisition transaction. The Company incurred rent expense of $90,000 and $15,000 under this arrangement for the year ended December 31, 2013 and for the period from January 26, 2012 (inception) through December 31, 2012, respectively.

Liquidity and Capital Resources

On February 27, 2012, the Company issued an aggregate of $85,650 unsecured promissory notes to its officers and directors. The notes were non-interest bearing and payable on December 31, 2012. In addition, an officer advanced to the Company an additional $95,934. Due to the short-term nature of the notes and advances, the fair value of the notes and advances approximates the carrying amount. Such advances are non-interest bearing and are due on demand. During 2012, the Company repaid $50,000 of the unsecured promissory note and $76,680 of the advance. During the year ended December 31, 2013, the Company repaid $35,650 of the unsecured promissory note. During the year ended December 31, 2013, an affiliate advanced the Company $50,650. The advance is non-interest bearing and is due on demand. As of December 31, 2013 and 2012, amounts owed under the promissory notes are $0 and $35,650, respectively, and amounts owed under the advances are $69,904 and $19,254, respectively.

On November 1, 2012, we consummated our IPO of 5,000,000 units. Each unit issued in the IPO (the “Units”) consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. Immediately prior to the consummation of the IPO, we completed a private placement of 337,750 Units to our founding stockholders generating gross proceeds of $3,377,500. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 Units (over and above the 5,000,000 Units sold in the IPO). Our founding stockholders acquired an additional 30,250 Units at $10.00 per Unit, generating gross proceeds of $302,500, in accordance with the terms of the private placement agreement entered into immediately prior to the IPO to ensure that the amount of funds initially held in the trust account is equal to $10.30 per unit sold in the IPO. The 5,550,000 Units sold in the IPO, including the 550,000 Units subject to the over-allotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $55,500,000. A total of $57,165,000, which includes a portion of the $3,680,000 of proceeds from the private placement of Units to the founding stockholders, has been placed in trust. On January 23, 2013, the common stock and warrants underlying the units sold in the IPO began to trade separately.

The net proceeds from the sale of our Units, after deducting certain offering expenses of $1,812,208, including underwriting discounts of $1,387,500, were $57,367,892. $57,165,000 of the proceeds from the IPO and the private placement was placed in a trust account for our benefit. The trust account contains $1,387,500 of the underwriter’s compensation which will be paid to them only in the event of an acquisition transaction. Except for interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate an acquisition transaction. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. During the year ended December 31, 2013 and for the period from January 26, 2012 (the date of our inception) through December 31, 2012, we had operating expenses of $338,521 and $48,388, respectively. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. As of December 31, 2013 and 2012, we had $57,168,785 held in the trust account, which includes deferred underwriting fees of $1,387,500. Additionally, as of December 31, 2013, we have $27,918 outside the trust account to fund our working capital requirements.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Leonidas S. Polemis	45	Non-Executive Chairman of the Board
Matthew C. Los	48	Chief Executive Officer and director
Stylianos Stergios Sougioultzoglou	39	Chief Financial Officer and director
Nicholas John Frangos	47	Director
Themistoklis Kalapotharakos	38	Director

Leonidas S. Polemis has been our Chairman since March 15, 2012. Mr. Polemis has been active in shipping since 1992 working with his family business, one of the largest family shipping companies within the Greek shipping community. Mr. Polemis has almost 20 years of experience in all aspects of shipping and is CEO of Empire Chemical Tankers, Inc. where he oversees operations. Mr. Polemis is a director of a number of private companies in the shipping, energy and telecommunications industries: Setel Hellas SA, Tzi Energiaki Ilias SA, Enerpro Carbon SA, Kampas SA, Aggitis SA, and Enerpro Agia Paraskevi SA. Mr. Polemis has a Master’s of Science in Business Administration from Imperial University, London, England, a Bachelor’s of Science in Maritime Business from the University of Michigan in Ann Arbor, Michigan, and a Bachelor’s of Science in Mechanical Engineering from Stevens Institute of Technology. Mr. Polemis is the brother of Anna Polemis, who is a founder but is not a member of management.

Matthew C. Los has been our Chief Executive Officer and a director since March 15, 2012. Mr. Los has been an Executive Director of LPL Shipping S.A. for the past 21 years. In December 2005, Mr. Los co-founded and since then has been the Managing Partner of Enerpro Ltd., a company which makes investments in renewable energy companies and related businesses. Since September 2007, Mr. Los has been a Managing Partner of SafeShip Investment Company SICAR, a private equity fund based in Luxembourg which invests in and operates assets in the maritime industry. Mr. Los is a director of a number of private companies in the shipping, energy and telecommunications industries: LPL Shipping SA, Blue Ocean Bulkers, Setel Hellas SA, Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA, Magenko Renewables (Ipoh) Sdn Bhd, Magenko Renewables (Penang) Sdn Bhd, Magenko Bo Win Co. Ltd., and Magenko Renewables (Asia) Sdn Bhd. Mr. Los has a Bachelor’s of Science in Mechanical Engineering and Computer Aided Design from the University of Westminster, London, England.

Stergios S. Sougioultzoglou has been our Chief Financial Officer and a director since March 15, 2012. Since November 2009, Mr. Sougioultzoglou has been a Managing Partner and director of SafeShip Investment Company SICAR, a private equity fund based in Luxembourg which invests in and operates assets in the maritime industry. Since November 2009, he has also been a director of Blue Sea Ship Capital SA, a shipping investment company. Since May 2012, Mr. Sougioultzoglou has been engaged as a financial consultant to ALMI Group, a Greek-based tanker and dry bulk owner, in connection with ALMI Group’s financing of the acquisition of eight pre-determined liquid natural gas carriers. From February 2000 to March 2008, while at UBS, Mr. Sougioultzoglou was made responsible for Greek equities and Italian companies, most recently as an Executive Director, covering companies in commodities, energy, transport, retail, oil refining, media. Mr. Sougioultzoglou has a Bachelor’s of Science in Sociology and Economics from the London School of Economics, London, England and a Master’s of Science in Investment Management from the City University Business School in London, England.

Nicholas John Frangos has been a director since March 15, 2012. Mr. Frangos has worked in shipping for the past 20 years, from 1991 until 2006 with Victoria Steamship Co. Ltd. Mr. Frangos has experience in all areas of the shipping industry, with a focus on aspects relating to investment decisions, S&P and commercial operations. Since December 2005, Mr. Frangos co-founded and has been the Managing Director of Enerpro Ltd., a company which makes investments in renewable energy companies and related businesses. He has also been a Managing Director of SafeShip Investment Company SICAR since September 2007, a private equity fund based in Luxembourg which invests in and operates assets in the maritime industry. Mr. Frangos is a director of a number of private companies in the shipping, energy and telecommunications industries: Setel Hellas SA, Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA, Magenko Renewables (Asia) Sdn Bhd, Magenko Renewables (Ipoh) Sdn Bhd, Magenko Renewables (Penang) Sdn Bhd, and Magenko Bo Win Co., Ltd. Mr. Frangos has a Bachelor’s of Science in Economics from the London School of Economics, London, England.

Themistoklis Kalapotharakos has been a director since March 15, 2012. In April 2007, Mr. Kalapotharakos co-founded and since then has been a Managing Director of SafeShip Investment Company SICAR, a private equity fund based in Luxembourg that invests in and operates assets in the maritime industry. Since January 2007, he has also served as Vice President of Empire Chemical Tankers, Inc. Mr. Kalapotharakos is a director of a number of private companies in the shipping, energy and telecommunications industries: Enerpro SA, Empire Chemical Tankers, Inc., Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA, Bitumen Applied Research Ltd., Blue Bunker SA, Blue Sea Ship Capital SA, Blue Laoura Maritime SA, Blue Harbour Maritime SA, Chemical Invest Inc., Dry Invest Inc., Elspeth Shipping Corporation, Empire Chemical Tanker Holdings Inc., Hydroussa Maritime Ltd., Linsen International Ltd., Nicomedia Navigation Ltd., Oliver Shipholding Company, Parsley Navigation Inc., Romford Services SA, and Verdi Shipholding Limited. Mr. Kalapotharakos is a member of the Institute of Petroleum (IPE) in London and has a Bachelor’s of Science in Maritime Business from Cardiff University, United Kingdom and a Master’s of Science in Transportation and Finance from the Cass Business School in London, England.

Officer and Director Qualifications

We established a nominating committee upon consummation of our IPO, but we have not formally established any specific, minimum qualifications that must be met by each of our officers or directors or specific qualities or skills that are necessary for one or more of our officers or members of the board of directors to possess. However, our nominating committee generally evaluates the following qualities: educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders.

Our officers and board of directors are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. Our officers and directors also have experience serving on boards of directors and board committees of private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain of our officers and directors have other experience that makes them valuable, such as prior experience identifying and engaging a target in connection with a blank check company business transaction, managing and investing assets or facilitating the consummation of business transactions.

We, along with our officers and directors, believe that the above-mentioned attributes, along with the leadership skills and other experiences of our officers and board members described below, provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of consummating a business transaction.

The term of each director does not automatically expire.

Our directors and officers will play a key role in identifying, evaluating, and selecting acquisition targets, and structuring, negotiating and consummating our initial acquisition transaction. Except as described below and under “— Conflicts of Interest,” none of these individuals is currently a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan. We believe that the skills and experience of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise should enable them to successfully identify and effect an acquisition transaction although we cannot assure you that they will, in fact, be able to do so.

Certain Reporting Obligations

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we have agreed with the underwriters that for the period commencing with the date of this prospectus and ending on the consummation of our initial acquisition transaction, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual reports on Form 20-F and current reports on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representative of the underwriters that we will furnish to American stockholders an English language version of our annual financial statements and all other materials regularly provided to other stockholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC. There is no requirement under the BCA to provide our stockholders with our financial statements or any other information. Our Articles of Incorporation and by-laws, however, provide that we are required to provide to our stockholders financial statements or summary financial statements to our stockholders at least 5 days before our annual general meetings.

B.	Compensation

Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us. Our founders purchased 1,437,500 shares of common stock (of which 50,000 founders’ shares were forfeited because the underwriters did not fully exercise the over-allotment option) for an aggregate consideration of $25,000. In addition, we issued our founders and certain of their designees, in a private placement occurring simultaneously with the IPO, an aggregate of 337,750 units for an aggregate consideration of $3,377,500. In addition, our founders purchased 30,250 additional units for an aggregate consideration of $302,250. We believe that because our officers and directors own such securities, no compensation (other than reimbursement of out-of-pocket expenses, for which there is no maximum amount of out-of-pocket expenses that may be incurred) is necessary and such persons have agreed to serve in their respective role without compensation.

We have agreed to pay to Seacrest Shipping Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of this prospectus and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Seacrest Shipping Co. Ltd. has agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an acquisition transaction. Seacrest Shipping Co. Ltd. is an agent of Remi Maritime Corp., an affiliate of our founders. This arrangement was agreed to by Seacrest Shipping Co. Ltd. for our benefit and is not intended to provide Seacrest Shipping Co. Ltd. compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Seacrest Shipping Co. Ltd. will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party.

Other than this $7,500 per month fee, and any share option grants, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, or directors, or any of their respective affiliates, for services rendered prior to, or in connection with, an acquisition transaction. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential acquisition transaction with one of more acquisition targets. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial acquisition transaction.

Although we currently anticipate that some members of our management team will remain with us post acquisition transaction, some or all of our current executive officers and directors may or may not remain with us following our initial acquisition transaction, depending on the type of business acquired and the industry in which the acquisition target operates and we do not have any specific plans in this regard. Which of our executive officers and directors, if any, will continue to be involved in our management following our initial acquisition transaction will be determined at the time such transaction is being structured and negotiated, and will therefore be significantly influenced by the target and the management of the target we select. After an acquisition transaction, our directors and officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of an acquisition transaction, as it will be up to the directors of the post-combination business to determine executive and director compensation. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial acquisition transaction.

We have not set aside any amount of assets for pension or retirement benefits.

C.	Board Practices

Board Committees

Audit Committee .  The audit committee consists of Messrs. Polemis, Frangos and Kalapotharakos. Mr. Kalapotharakos is the chair of the audit committee, and our board of directors believes that Mr. Kalapotharakos qualifies as “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee .   Our compensation committee consists of Messrs. Polemis, Frangos and Kalapotharakos. Mr. Frangos is the chair of our compensation committee. Messrs. Polemis, Frangos and Kalapotharakos do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee .  Our governance and nominating committee consists of Messrs. Polemis, Frangos and Kalapotharakos. Mr. Polemis is the chair of our governance and nominating committee. Messrs. Polemis, Frangos and Kalapotharakos do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;

•	reviewing candidates proposed by our stockholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Code of Ethics

Our board of directors adopted a code of ethics that applies to our directors, officers and employees.

Director Independence

Our board of directors has determined that Messrs. Polemis, Frangos and Kalapotharakos qualify as independent directors under the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

Conflicts of Interest

General

Potential investors should be aware of the following potential conflicts of interest:

•	None of our officers or directors are currently involved with any blank check companies or offerings. However, our officers and directors may in the future become affiliated with entities, including other “blank check” companies, engaged in business activities similar to those intended to be conducted by us.

•	In the course of their other business activities our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us. Accordingly, our officers, and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled “Directors and Executive Officers.”

•	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and the search for an acquisition transaction on the one hand and their other businesses on the other hand. We do not intend to have any full-time employees prior to the consummation of our initial acquisition transaction. While each of our executive officers has indicated that they intend to devote approximately 40% of their time to our affairs, each of our executive officers is engaged in several other business endeavors in the maritime transportation industry for which he or she is entitled to substantial compensation and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. See “Management — Directors and Executive Officers,” for a discussion of our management’s current business endeavors. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to consummate our initial acquisition transaction.

•	Our officers and directors may have a conflict of interest in determining whether a particular acquisition target is appropriate for us and our stockholders since each of our directors will be subject to an escrow agreement with respect to founders’ shares, placement units and underlying securities, which only terminates following our consummation of an acquisition transaction. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting an acquisition target, completing an acquisition transaction in a timely manner and securing the release of the founders’ shares.

•	In the event we elect to make a substantial down payment, or otherwise incur significant expenses, in connection with a potential acquisition transaction, our expenses could exceed the remaining proceeds not held in trust. Our officers and directors may have a conflict of interest with respect to evaluating a particular acquisition transaction if we incur such excess expenses. Specifically, our officers and directors may tend to favor potential acquisition transactions with acquisition targets that offer to reimburse any expenses in excess of our available proceeds not held in the trust account.

•	Our officers and directors may have a conflict of interest with respect to evaluating a particular acquisition transaction if the retention or resignation of any such officers and directors were included by an acquisition target as a condition to any agreement with respect to an acquisition transaction. We have been advised by our officers and directors that they will not take retaining their positions into consideration in determining which acquisition to pursue.

•	It is possible that our initial acquisition transaction may be with an acquisition target that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers. While we are not prohibited from acquiring such a target, we would be required to obtain a fairness opinion from an unaffiliated, independent investment banking firm that is a member of FINRA. The acquisition of such a target would result in a conflict of interest for any founder that has a direct or indirect financial interest in such target.

•	It is also possible that, concurrently with our initial acquisition transaction, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the acquisition target, subject to the requirement that we must acquire a portion of the acquisition target with a value that is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) and that we acquire a majority of the voting rights of the acquisition target and control of the majority of any governing body of the acquisition target. An investment by one of these entities would result in a conflict of interest for our officers and directors since they would be determining what portion of the acquisition target we would be purchasing and the amount that these other companies would purchase.

•	Each of Matthew C. Los, Nicholas John Frangos, Stylianos Stergios Sougioultzoglou and Themistoklis Kalapotharakos are affiliated with SafeShip Investment Company SICAR, a private equity fund based in Luxembourg which invests in and operates assets in the maritime industry. In addition Mr. Stylianos Stergios Sougioultzoglou is a financial consultant to ALMI Group, a Greek-based tanker and dry bulk owner, in connection with ALMI Group’s financing of the acquisition of eight pre-determined liquid natural gas carriers. In the course of their other business activities these individuals may become aware of investment and business opportunities that may be appropriate for presentation to our company as well as such entities. Due to their existing affiliation with such entities, these individuals may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us. Accordingly, such individuals may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential acquisition target may be presented to such entities and we may miss out on a potential transaction. For a complete description of our management’s other affiliations, see the previous section entitled “Directors and Executive Officers.”

Under the BCA, our directors have a duty of loyalty to act honestly, in good faith and with that degree of diligence, care, and skill which ordinarily prudent men would exercise under similar circumstances in like positions. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles of Incorporation. In certain limited circumstances, a stockholder has the right to seek damages if a duty owed by our directors is breached (for example, in the case where a Marshall Islands stockholder has suffered a loss which is distinct to that of the loss by a company as a result of the directors’ breach, the directors can be said to have assumed a personal obligation to the stockholder in question or alternatively on behalf of the company by way of a derivative action).

As a result of multiple business affiliations, our directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities, including other blank check companies. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our officers and directors has, or may come to have, to a certain degree, other fiduciary obligations. A majority of our directors have fiduciary obligations to other companies on whose board of directors they presently sit, or may have obligations to companies whose board of directors they may join in the future. To the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our officers and directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.

Below is a table summarizing the companies to which our officers and directors owe fiduciary obligations, all of which would have to (i) be presented appropriate potential acquisition targets by our officers and directors, and (ii) reject the opportunity to acquire such potential acquisition target, prior to their presentation of such acquisition target to us:

Name	Name of Affiliated Entity	Affiliation
Leonidas S. Polemis	Empire Chemical Tankers, Inc.	Chief Executive Officer

	Setel Hellas SA, Enerpro Ltd., Tzi Energiaki Ilias SA, Enerpro Carbon SA, Kampas SA, Aggitis SA, Enerpro Agia Paraskevi SA	Director

Matthew C. Los	SafeShip Investment Company SICAR	Managing Partner

	Enerpro Ltd.	Managing Partner

	LPL Shipping SA	Executive Director

	Setel Hellas SA, Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA, Magenko Renewables (Ipoh) Sdn Bhd, Magenko Renewables (Penang) Sdn Bhd, Magenko Bo Win Co. Ltd., Magenko Renewables (Asia) Sdn Bhd, and Blue Ocean Bulkers	Director

Nicholas John Frangos	Enerpro Ltd.	Managing Director

	SafeShip Investment Company SICAR	Managing Director

	Setel Hellas SA, Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA, Magenko Renewables (Asia) Sdn Bhd, Magenko Renewables (Ipoh) Sdn Bhd, Magenko Renewables (Penang) Sdn Bhd, and Magenko Bo Win Co., Ltd.	Director

Stylianos Stergios Sougioultzoglou	SafeShip Investment Company SICAR	Managing Partner and Director

	Blue Sea Ship Capital SA	Director

Themistoklis Kalapotharakos	ALMI Group SafeShip Investment Company SICAR	Financial Consultant Managing Director

	Empire Chemical Tankers, Inc.	Vice President

	Enerpro SA, Empire Chemical Tankers, Inc., Tzi Energiaki Ilias SA, Enerpro Carbon SA, Aggitis SA, Enerpro Agia Paraskevi SA, Kampas SA Bitumen Applied Research Ltd., Blue Bunker SA, Blue Sea Ship Capital SA, Blue Laoura Maritime SA, Blue Harbour Maritime SA, Chemical Invest Inc., Dry Invest Inc., Elspeth Shipping Corporation, Empire Chemical Tanker Holdings Inc., Hydroussa Maritime Ltd., Linsen International Ltd., Nicomedia Navigation Ltd., Oliver Shipholding Company, Parsley Navigation Inc., Romford Services SA, and Verdi Shipholding Limited.	Director

Our officers and directors have advised us that none of the entities listed above currently anticipates acquiring or making an investment in a business which would be a potential target business for us while we are seeking a target business. As a result, our officers and directors have advised us that they do not believe they will have an actual conflict of interest with any of the entities with which they are affiliated.

These individuals have no other fiduciary obligations that would take priority with respect to the fiduciary obligations they owe to us. However, it is possible that, concurrently with our initial acquisition transaction, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the acquisition target company, subject to the requirement that we must acquire a portion of the acquisition target with a value that is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions and taxes payable) and that we control the acquisition target. While this could benefit us by allowing us to engage in an acquisition transaction with an acquisition target that would cost significantly more than our available cash without requiring us to issue a large amount of equity or take on significant debt, and while our officers and directors have advised us that they would do what is in our best interests in connection with an acquisition transaction, such a situation would result in a conflict of interest for our officers and directors since they would be determining what portion of the acquisition target company we would be purchasing and the amount that these other companies would purchase. In connection with any co-investment in an acquisition target, the entity or entities affiliated with our officers, and/or directors will be required to pay the same price per share or unit for their interest in the acquisition target company as we pay, the other terms of the investment of such affiliated entity or entities will be required to be no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors. In addition, the proxy materials and/or tender offer materials disclosing the acquisition transaction would disclose the terms of the co-investment by the affiliated entity or entities.

Our officers and directors are free to become involved in other blank check companies as long as such other blank check company will not seek to acquire an acquisition target with its primary operations in the international maritime transportation industry until after we have announced an acquisition transaction.

Additionally, our directors may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated.

Other Conflict of Interest Limitations

Our Amended and Restated Articles of Incorporation and by-laws set forth certain requirements and restrictions relating to our IPO that apply to us until the consummation of our initial acquisition transaction. Specifically, our Amended and Restated Articles of Incorporation and by-laws provide, among other things, that:

•	we may not to enter into any transaction with any of our officers or directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate an acquisition transaction with an acquisition target that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA that an acquisition transaction with such acquisition target is fair to our stockholders from a financial point of view.

D.	Employees

We currently have two officers. These individuals are not obligated to devote any specific number of hours to our business and intend to devote only as much time as they deem necessary to our business. We intend to hire consultants in order to assist us in the search, due diligence for and consummation of a business combination.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our shares of common stock, as of May 15, 2014:

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

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership (2)
Leonidas S. Polemis	—		—
Matthew C. Los	1,755,500	(3)	24.0%
Nicholas John Frangos	1,755,500	(3)	24.0%
Stylianos Stergios Sougioultzoglou	1,755,500	(3)	24.0%
Themistoklis Kalapotharakos	1,755,500	(3)	24.0%
All directors and executive officers as a group (5 individuals)	1,755,500	(3)	24.0%
Aqua Investments Corp.	1,755,500		24.0%
Anna Polemis	1,755,500	(3)	24.0%
Fir Tree, Inc. (4)	400,000		5.5%
Bulldog Investors (5)	915,522		12.5%
Polar Securities Inc. (6)	712,771		9.8%
Davidson Kempner Partners (7)	495,000		6.8%
AQR Capital Management, LLC(8)	1,000,000		13.7%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Seacrest Shipping Co. Ltd., 8 – 10 Paul Street, London EC2A 4JH, England.

(2)	Based on 7,305,500 shares of common stock outstanding as of May 15, 2014.

(3)	Consists of shares owned by Aqua Investments Corp., control of which is shared by the indicated persons.

(4)	Based on a Schedule 13G filed by such shareholder with the SEC on February 14, 2013.

(5)	Based on a Schedule 13G filed by such shareholder with the SEC on February 14, 2013.

(6)	Based on a Schedule 13G/A filed by such shareholder with the SEC on February 14, 2014.

(7)	Based on a Schedule 13G filed by such shareholder with the SEC on November 5, 2012.

(8)	Based on a Schedule 13G filed by such shareholder with the SEC on February 14, 2013

As of the date of this report, 50.1% of our outstanding shares of common stock are held by one record holder in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

On March 15, 2012, for an aggregate consideration of $25,000, we issued 1,437,500 founders’ shares to Aqua Investments Corp. In December 2012, 50,000 of the founders’ shares were forfeited for no consideration because the underwriters did not fully exercise the over-allotment option.

The founders and their designees purchased an aggregate of 337,750 units for an aggregate purchase price of $3,377,500, or $10.00 per unit. In addition, our founders purchased 30,250 additional units for an aggregate purchase price of $302,500, or $10.00 per unit, to the extent that the over-allotment option was exercised by the underwriters, such that the total amount of the proceeds of the IPO and the sale of the placement units placed in our trust account was $10.30 per unit sold in the IPO. The placement units are identical to the units underlying the IPO except that the warrants included in the placement units may be exercised on a cashless basis at any time after an acquisition transaction and even if there is not an effective registration statement relating to the shares underlying the warrants so long as such warrants are held by the purchasers or their affiliates and the placement units and underlying securities are subject to certain transfer restrictions. Such purchasers have also agreed that the placement units will not be sold or transferred by them until after we have completed an acquisition transaction.

Concurrently with the IPO, we issued to the underwriters as additional compensation, for a purchase price of $100, a unit purchase option to purchase 250,000 units for $12.50 per unit. The underwriters’ option is exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial acquisition transaction, or October 25, 2013, and expiring on the earlier of October 25, 2017 and the day immediately prior to the day on which we and all of our predecessors and successors have been dissolved.

The holders of the founders’ shares, as well as the holders of the placement units (and underlying securities), will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the founders’ shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the placement units (or underlying securities) can elect to exercise these registration rights at any time after we consummate an acquisition transaction. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of an acquisition transaction. We will bear the expenses incurred in connection with the filing of any such registration statements.

We have agreed to pay to Seacrest Shipping Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of this prospectus and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Seacrest Shipping Co. Ltd. has agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an acquisition transaction. Seacrest Shipping Co. Ltd. is an agent of Remi Maritime Corp., an affiliate of our founders. This arrangement was agreed to by Seacrest Shipping Co. Ltd. for our benefit and is not intended to provide Seacrest Shipping Co. Ltd. compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party.

We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential acquisition transaction with one of more acquisition targets. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between us and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if we do not consummate an acquisition transaction within the permitted time. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and those proceeds are properly withdrawn from the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial acquisition transaction.

Other than the payment of $7,500 per month to Seacrest Shipping Co. Ltd., an agent of Remi Maritime Corp., an affiliate of our founders, in connection with office space, administrative services and secretarial support rendered to us, any share option grants, and reimbursement of reasonable out-of-pocket expenses to our officers, directors, or any of their respective affiliates, for which there is no maximum amount of out-of-pocket expenses that may be incurred, no compensation of any kind, including finders’ and consulting fees, will be paid to any of our executive officers and directors or any of their respective affiliates who owned our shares of common stock prior to our IPO for services rendered to us prior to or with respect to the acquisition transaction.

We intend that at least one executive officer and one independent director will continue to be involved in our management following our initial acquisition transaction. After an acquisition transaction, if any member of our management team remains with us, they may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our stockholders. It is unlikely that the amount of such compensation will be known at the time of an acquisition transaction, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Report of Foreign Private Issuer on Form 6-K, as required by General Instruction B to Form 6-K.

All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third-party were found to be on terms less favorable to us than with an unaffiliated third-party, we would not engage in such transaction.

If we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Only claims based on agreements that do not include a valid and enforceable waiver of claims against the trust account are covered by the indemnification provided by our founders, and any claim based on an agreement that includes a valid and enforceable waiver of claims against the trust account will not be covered by such indemnification. Our board of directors has a fiduciary obligation to our stockholders to bring a claim against our founders to enforce their indemnification obligations.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Aquasition’s Common Stock, warrants and units are traded on Nasdaq Stock Market, under the symbols “AQU,” “AQUUW” and “AQUUU,” respectively. Each of Aquasition’s units consists of one share of Common Stock and one warrant, each to purchase an additional share of Aquasition’s Common Stock. Aquasition’s units commenced to trade on Nasdaq Stock Market on October 26, 2012. Aquasition’s Common Stock and warrants commenced to trade separately from its units on January 23, 2013.

The following tables set forth, for the periods indicated, the high and low market prices for our shares, warrants and units, respectively, as reported on the Nasdaq Stock Market.

	Units		Common Stocks		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2012	$10.05	$9.97	N/A	N/A	N/A	N/A
2013	10.38	10.00	$10.98	$9.00	$0.33	$0.20
2014	10.60	10.26	10.40	10.12	0.39	0.22

Fiscal Quarterly Highs and Lows 2012
Fourth Quarter	$10.05	$9.97	N/A	N/A	N/A	N/A

Fiscal Quarterly Highs and Lows 2013
First Quarter	$10.05	$10.00	$9.95	$9.00	$0.33	$0.33
Second Quarter	10.17	10.05	10.00	9.00	0.33	0.20
Third Quarter	10.38	10.11	10.05	9.88	0.32	0.20
Fourth Quarter	10.38	10.26	10.98	10.09	0.32	0.22

Fiscal Quarterly Highs and Lows 2014
First Quarter	$10.60	$10.26	$10.28	$10.12	$0.39	$0.24
Second Quarter (through May 13, 2014)	10.50	10.40	10.40	10.17	0.26	0.22

The Common Stock may be delisted if we fail to maintain certain Nasdaq listing requirements. Aquasition received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that Nasdaq’s staff had determined that Aquasition was not in compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq. The Company has until May 5, 2014 to provide the Nasdaq with a plan to regain compliance. Aquasition plans to include a tender offer as part of its plan to regain compliance and while the tender offer will reduce the number of currently public shares outstanding, Aquasition believes that the Acquisition will increase the total number of shares outstanding. Aquasition believes that, in addition to directly increasing the number of public shareholders by issuing shares at the closing, the Acquisition is an attractive business opportunity that will attract additional shareholders at or immediately after closing, and Aquasition is actively marketing the Acquisition to encourage shareholders to not tender their shares. There can be no assurance that Aquasition will be able to regain compliance with the Nasdaq continued listing requirements, including the minimum public holder, or that its securities will continue to be listed on the Nasdaq Capital Market. See “Risk Factors — Nasdaq may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.”

Aquasition anticipates issuing an aggregate of approximately 26,813,983 shares of Common Stock as consideration in the Acquisition. These shares are all being issued pursuant to the exemption from registration included in Section 4(a)(2) of the Securities Act. Assuming all of these shares are issued, a total of 4,995,000 shares are tendered in the tender offer related to our initial acquisition transaction, and none of Aquasition’s warrants or options are exercised, Aquasition’s current shareholders will own approximately 7.9% of the post-Acquisition company.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our units have been listed on the Nasdaq Stock Market under the symbol “AQUUU” since October 26, 2012, and our shares and warrants commenced separate trading on the NASDAQ Stock Market on January 23, 2013 under the symbols “AQU” and “AQUUW,” respectively.

The Common Stock may be delisted if we fail to maintain certain Nasdaq listing requirements. Aquasition received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that Nasdaq’s staff had determined that Aquasition was not in compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq. The Company has until May 5, 2014 to provide the Nasdaq with a plan to regain compliance. Aquasition plans to include a tender offer as part of its plan to regain compliance and while the tender offer will reduce the number of currently public shares outstanding, Aquasition believes that the Acquisition will increase the total number of shares outstanding. Aquasition believes that, in addition to directly increasing the number of public shareholders by issuing shares at the closing, the Acquisition is an attractive business opportunity that will attract additional shareholders at or immediately after closing, and Aquasition is actively marketing the Acquisition to encourage shareholders to not tender their shares. There can be no assurance that Aquasition will be able to regain compliance with the Nasdaq continued listing requirements, including the minimum public holder, or that its securities will continue to be listed on the Nasdaq Capital Market. See “Risk Factors — Nasdaq may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information under the heading “Description of Securities” in the Company’s registration statement on Form F-1 (File No. 333-180571) is incorporated by reference herein.

C.	Material Contracts

On March 24, 2014, the Agreement was entered into by and among the Company, KBS, the Target, and the Principal Stockholders. A summary of the material terms of the Agreement is included in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2014, which description is incorporated by reference herein.

All other material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following summary of the material Marshall Islands and U.S. federal income tax consequences of an investment in our units, shares of common stock and redeemable warrants to acquire our shares of common stock, sometimes referred to collectively in this summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Marshall Islands Taxation

The following are the material Marshall Islands tax consequences of our activities to us and to our stockholders and warrant holders of investing in our common stock and warrants. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our stockholders or proceeds from the disposition of our common stock and warrants, provided such stockholders or warrant holders, as the case may be, are not residents in the Marshall Islands. There is no tax treaty between the United States and the Republic of the Marshall Islands.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities. Because the components of a unit are separable at the option of the holder, the holder of a unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying shares of common stock and one redeemable warrant components of the unit,as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of shares of common stock and redeemable warrants should also apply to holders of units (as the deemed owners of the underlying shares of common stock and redeemable warrants which comprise the units). Each prospective investor is urged to consult its own tax advisors regarding the tax issues discussed in the tax disclosure below and how they may relate to the investor’s particular circumstances.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5 percent or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our shares of common stock and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Allocation of Purchase Price and Characterization of a Unit

While not free from doubt, each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one share of common stock and one redeemable warrant to acquire one share of common stock. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price between the share of common stock and the redeemable warrant that comprise the unit based on the relative fair market value of each at the time of acquisition. The price allocated to the share of common stock or to the redeemable warrant will be the holder’s tax basis in such share or redeemable warrant, as the case may be.

Although we intend to take a contrary position, or our shares of common stock are not viewed as aparticipating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to an acquisition transaction, there is a risk that a holder’s entitlement to receive payments upon exercise of the holder’s redemption right or our liquidation in excess of the holder’s initial tax basis in our shares of common stock will result in constructive income to the holder. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the holder without the holder’s receipt of cash from us.

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit or the components thereof) and regarding the risks associated with an allocation of the purchase price between the share of common stock and the redeemable warrant that comprise the unit. The balance of this discussion assumes that our characterization of the units (and the components thereof) and any allocation of the purchase price as described above are respected for U.S. federal income tax purposes.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our shares of common stock. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of common stock. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such shares of common stock.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Shares of Common Stock and Redeemable Warrants” below) provided that (1) our shares of common stock are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our shares of common stock would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares of common stock redeemed by us. Under published IRS authority, shares of common stock are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our shares of common stock are currently listed on the NASDAQ Capital Market, we cannot guarantee that our shares of common stock will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our shares of common stock.

Possible Constructive Distributions

The terms of each redeemable warrant provide for an adjustment to the number of shares for which the redeemable warrant may be exercised or to the exercise price of the redeemable warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of our shares of common stock which is taxable to the U.S. Holders of such shares of common stock as described under “— Taxation of Cash Distributions Paid on Shares of Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Shares of Common Stock and Redeemable Warrants

Upon a sale or other taxable disposition of our shares of common stock or redeemable warrants (which, in general, would include a distribution in connection with our liquidation or a redemption of shares of common stock, as described in “Taxation on the Redemption of Shares of Common Stock” below, or redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares of common stock or redeemable warrants. See “— Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the shares of common stock acquired pursuant to the exercise of redeemable warrants.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares of common stock or redeemable warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Taxation on the Redemption of Shares of Common Stock

In the event that a U.S. Holder elects to redeem its shares of common stock pursuant to the exercise of its redemption right, the cash amounts received on any such redemption of shares generally will be treated for U.S. federal income tax purposes as payments in consideration for the sale of our shares of common stock, rather than as a distribution. Such amounts, however, will be treated as a distribution and taxed as described in “— Taxation of Cash Distributions Paid on Shares of Common Stock,” above, if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules, which provide, among other things, that the U.S. Holder is deemed to own any shares that it holds a warrant to acquire) after the redemption is not meaningfully reduced from what such U.S. Holder’s percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption) and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our shares of common stock and, taking into account the effect of redemptions by other stockholders, its percentage ownership (including constructive ownership) in us is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its shares of common stock.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”) rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Exercise or Lapse of Redeemable Warrants

Subject to the PFIC rules discussed below, a U.S. Holder will not recognize gain or loss upon the acquisition of shares of common stock on the exercise of redeemable warrants for cash. Shares of common stock acquired pursuant to the exercise of redeemable warrants for cash will have a tax basis equal to the U.S. Holder’s tax basis in the redeemable warrants, increased by the amount paid to exercise the redeemable warrants. The holding period of such shares of common stock should begin on the day after the date of exercise of the redeemable warrants. If a redeemable warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the redeemable warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition (and estimated values) of our assets and the nature of our income for our 2013 taxable year, we believe that we were a PFIC for our 2013 taxable year. However, since we have not performed a definitive analysis with respect to our PFIC status for our 2013 taxable year there can be no assurance with respect to our status as a PFIC for our 2014 taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares of common stock or redeemable warrants and, in the case of our shares of common stock, the U.S. Holder did not make a timely a QEFelection along with a purging election, QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares of common stock, or a mark-to-market election, as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares of common stock or redeemable warrants; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of common stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares of common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares of common stock or redeemable warrants;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our shares of common stock by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder wil be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired shares of common stock (or has previously made a QEF election with respect to our shares of common stock), the QEF election will apply to the newly acquired shares of common stock, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired shares of common stock (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares of common stock acquired upon the exercise of the redeemable warrants by the gain recognized and also will have a new holding period in such shares for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our shares of common stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our shares of common stock will generally be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held shares of common stock or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our shares of common stock, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our shares of common stock, the PFIC rules discussed above will continue to apply to such stock unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares of stock in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such stock for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our shares of common stock and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares of common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares of common stock at the end of its taxable year over the adjusted tax basis in its shares of common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares of common stock over the fair market value of its shares of common stock at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares of common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares of common stock will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our shares of common stock are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares of common stock will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares of common stock under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our shares of common stock generally would be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If A U.S. Holder that owns (or is deemed to own) stock in a PFIC during any taxable year of the U.S. Holder generally may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares of common stock and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our shares of common stock and redeemable warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its shares of common stock generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our shares of common stock or redeemable warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a redeemable warrant, or the lapse of a redeemable warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a redeemable warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our IPO, including amounts in the trust account, are and will be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

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

We incurred a total of $2,775,000 in underwriting discounts and commissions, of which $1,387,500 has been placed in the trust account. Such portion of the underwriter’s compensation will only be paid to the underwriters in the event that we consummate an acquisition transaction. The total expenses in connection with the sale of our Units in the private placement and the IPO were $1,812,208. No expenses of the IPO were paid to any of our directors or officers or any of their respective affiliates. We did, however, repay the entire balance of an $85,650 non-interest-bearing loan made by Aqua Investments Corp., our sponsor. All the funds held in the trust account have been invested in U.S. “government securities” (as such term is defined in the Investment Company Act).

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013 was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report because the Company did not employ an individual with the necessary qualifications to prepare a complete set of financial statements and related footnotes in accordance with generally accepted accounting principles including all applicable Securities and Exchange Commission pronouncements and the Company has a lack of internal resources to account for the completeness of transactions to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO, as appropriate, to allow timely decisions regarding required disclosure. To address this issue, we have expanded our disclosure controls and procedures to include additional analysis and other procedures over the preparation of the financial statements in this report. In addition, we engaged third party external financial reporting specialists with expertise in GAAP and the SEC reporting regulations. Accordingly, our management has concluded that the financial statement included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.  As a new public company, we intend to implement further policies to improve the effectiveness of our disclosure controls and procedures.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2013, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013.

C.	Attestation Report of the Registered Public Accounting Firm

Not required.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2013	2012
Audit fees (1)	$20,000	$45,000
Audit related fees	—	14,950
Tax fees	—	—
Total fees	$20,000	$59,950

(1)	“Audit fees” means the aggregate fees billed for an audit of our financial statements.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement(1)
3.1	Articles of Incorporation(1)
3.2	By-laws(1)
3.3	Amended and Restated Articles of Incorporation(1)
4.1	Specimen Unit Certificate(1)
4.2	Specimen Share of common stock Certificate(1)
4.3	Specimen Public Redeemable Warrant Certificate(1)
4.4	Specimen Placement Unit Certificate(1)
4.5	Specimen Placement Warrant Certificate(1)
4.6	Form of Warrant Agreement(1)
4.7	Form of Unit Purchase Option(1)
10.1	Form of Letter Agreement by and among the Registrant Lazard Capital Markets LLC and the founders(1)
10.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant(1)
10.3	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and the Founders(1)
10.4	Form of Services Agreement between the Registrant and Seacrest Shipping Co. Ltd.(1)
10.5	Form of Registration Rights Agreement among the Registrant and the founders(1)
10.6	Form of Placement Unit Purchase Agreement between the Registrant and the founders(1)
10.7	Promissory Note, dated as of February 27, 2012, issued to Aqua Investments Corp.(1)
10.8	Share Exchange Agreement, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Ltd., Cheung So Wa and Chan Sun Keung(2)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics(3)
15.1	Prospectus filed Pursuant to Rule 424(b)(3), dated October 25, 2012(3)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (Commission File No. 333-180571).

(2)	Incorporated by reference to the Registrant’s Report of Foreign Private Issuer on Form 6-K, dated April 4, 2014.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F, dated May 31, 2013

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AQUASITION CORP.

May 15, 2014	By:	/s/ Matthew C. Los
	Name:	Matthew C. Los
	Title:	Chief Executive Officer

Aquasition Corporation

(A Company in the Development Stage)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheets as of December 31, 2013 and 2012	F-3
Statements of Operations for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and the period from January 26, 2012 (inception) through December 31, 2013	F-4
Statements of Changes in Stockholders’ Equity for the period from January 26, 2012 (inception) through December 31, 2013	F-5
Statements of Cash Flows for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and the period from January 26, 2012 (inception) through December 31, 2013	F-6
Notes to Financial Statements	F-7 - F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

Aquasition Corp.

We have audited the accompanying balance sheets of Aquasition Corp. (a company in the development stage) (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and for the period from January 26, 2012 (inception) through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquasition Corp. (a company in the development stage) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013, for the period from January 26, 2012 (inception) through December 31, 2012 and for the period from January 26, 2012 (inception) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, and the Company’s cash and working capital as of December 31, 2013 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also included in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Marcum llp

Marcum LLP

New York, NY

May 15, 2014

Aquasition Corp.

(A Company in the Development Stage)

BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$27,918	$328,235
Prepaid expenses	14,732	-
Interest on cash held in trust account	7,972	-
Total Current Assets	50,622	328,235
Investments held in trust	57,168,785	57,168,785
Total Assets	$57,219,407	$57,497,020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses (includes related party payable of $105,000 and $15,000 at December 31, 2013 and 2012, respectively)	$131,763	$21,722
Accrued offering costs	-	72,105
Loan payable - related party	-	35,650
Advances from related party	69,904	19,254
Total Current Liabilities	201,667	148,731
Warrant liability	3,432,440	3,386,998
Total Liabilities	3,634,107	3,535,729

Commitment and Contingencies

Common stock subject to possible redemption or tender: 4,995,000 shares at redemption value	51,448,500	51,448,500

Stockholders' Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value; 150,000,000 shares authorized; 2,310,500 shares issued and outstanding at December 31, 2013 and 2012, excluding 4,955,000 shares subject to redemption	231	231
Additional paid-in capital	5,621,277	5,621,277
Deficit accumulated during the development stage	(3,484,708)	(3,108,717)
Total Stockholders' Equity	2,136,800	2,512,791
Total Liabilities and Stockholders' Equity	$57,219,407	$57,497,020

The accompanying notes are an integral part of these financial statements.

Aquasition Corp.

(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

		Period from	Period from
		January 26, 2012	January 26, 2012
	Year Ended	(inception) through	(inception) through
	December 31, 2013	December 31, 2012	December 31, 2013
Operating expenses:
General and administrative expenses (1)	$338,521	$48,388	$386,909
Loss from operations	(338,521)	(48,388)	(386,909)

Other income (expense):
Interest income	7,972	3,785	11,757
Change in fair value of warrants	(45,442)	(3,064,114)	(3,109,556)
Total other expense, net	(37,470)	(3,060,329)	(3,097,799)

Net loss	$(375,991)	$(3,108,717)	$(3,484,708)

Weighted average number of common shares outstanding, basic and diluted	2,310,500	1,548,405
Net loss per common share outstanding, basic and diluted	$(0.16)	$(2.01)

(1)	Includes related party expenses of $90,000, $15,000 and $105,000 for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and the period from January 26, 2012 (inception) through December 31, 2013, respectively.

The accompanying notes are an integral part of these financial statements.

Aquasition Corp.

(A Company in the Development Stage)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from January 26, 2012 (Inception) to December 31, 2013

	Common Stock		Additional Paid-	Deficit Accumulated During the Development	Total Stockholders'
	Shares	Amount	in Capital	Stage	Equity
Sale on March 15, 2012 of common stock to Founders at $0.02 per share	1,437,500	$144	$24,856	$-	$25,000
Sale on November 1, 2012 of 5,000,000 units at $10.00 per unit	5,000,000	500	49,999,500	-	50,000,000
Proceeds from private placement of 337,750 units on November 1, 2012 at $10.00 per unit	337,750	34	3,377,466	-	3,377,500
Sale on November 7, 2012 of 550,000 units at $10.00 per unit	550,000	55	5,499,945	-	5,500,000
Warrant liability recorded on November 7, 2012	-	-	(322,884)	-	(322,884)
Underwriters' discount and offering expenses	-	-	(1,812,208)	-	(1,812,208)
Sale on November 1, 2012 of underwriters unit purchase option	-	-	100	-	100
Proceeds from private placement of 30,250 units on November 7, 2012 at $10.00 per unit	30,250	3	302,497	-	302,500
Proceeds subject to possible redemption of 4,500,000 shares on November 1, 2012	(4,500,000)	(450)	(46,349,550)	-	(46,350,000)
Proceeds subject to possible redemption of 495,000 shares on November 7, 2012	(495,000)	(50)	(5,098,450)	-	(5,098,500)
Forfeiture of common stock issued to Founders on December 15, 2012	(50,000)	(5)	5	-	-
Net loss for the period from January 26, 2012 to December 31, 2012	-	-	-	(3,108,717)	(3,108,717)
Balance as of December 31, 2012	2,310,500	231	5,621,277	(3,108,717)	2,512,791
Net loss				(375,991)	(375,991)
Balance as of December 31, 2013	2,310,500	$231	$5,621,277	$(3,484,708)	$2,136,800

The accompanying notes are an integral part of these financial statements.

Aquasition Corp.

(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

		Period from	Period from
		January 26, 2012	January 26, 2012
	Year Ended	(inception) through	(inception) through
	December 31, 2013	December 31, 2012	December 31, 2013

Cash Flows from operating activities:
Net loss	$(375,991)	$(3,108,717)	$(3,484,708)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	45,442	3,064,114	3,109,556
Interest reinvested into Trust Account	(7,972)	(3,785)	(11,757)
Changes in operating assets and liabilities:
Prepaid expenses	(14,732)		(14,732)
Accounts payable and accrued expenses	110,041	21,722	131,763
Net cash used in operating activities	(243,212)	(26,666)	(269,878)

Cash flows from investing activities:
Principal deposited in Trust Account	-	(57,165,000)	(57,165,000)
Net cash used in investing activities	-	(57,165,000)	(57,165,000)

Cash flows from financing activities:
Proceeds from sale of common stock to sponsor	-	25,000	25,000
Proceeds from loan payable - related party	-	85,650	85,650
Repayment of loan payable - related party	(35,650)	(50,000)	(85,650)
Advance from related party	50,650	95,934	146,584
Repayment of advance from related party	-	(76,680)	(76,680)
Net proceeds from public offering	-	53,759,897	53,759,897
Proceeds from underwriters unit purchase option	-	100	100
Gross proceeds from private placement	-	3,680,000	3,680,000
Payment of offering costs	(72,105)	-	(72,105)
Net cash (used in) provided by financing activities	(57,105)	57,519,901	57,462,796

Increase in cash during period	(300,317)	328,235	27,918
Cash at beginning of period	328,235	-	-
Cash at end of period	$27,918	$328,235	$27,918

Supplemental disclosure of non-cash financing activities:
Accrued offering cost	$-	$72,105	$72,105

The accompanying notes are an integral part of these financial statements.

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 1 - Organization, Plan of Business Operations and Liquidity

Aquasition Corp. (a development stage company) (the “Company”) was incorporated in the Marshall Islands on January 26, 2012 as a blank check company whose objective is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar acquisition transaction, one or more operating businesses or assets (an “Acquisition Transaction”). The Company’s initial Acquisition Transaction is not limited to any specific geographic region or industry. However, the Company intends to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy, commodity, and transportation of logistics expertise. See Note 8 for a discussion of the share exchange agreement entered into on March 24, 2014.

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

As of December 31, 2013, the Company had not yet commenced operations. All activity through November 1, 2012 relates to the Company’s formation and the public offering as described below. Subsequent to November 1, 2012, the Company is seeking to identify acquisition targets.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 25, 2012. On November 1, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount and offering expenses, of $48,187,792 and simultaneously received $3,377,500 from the issuance of 337,750 units (“Placement Units”) in a private placement (the “Private Placement”) (See Note 3).

The Company granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 750,000 units (“Units”) solely to cover over-allotments, if any. On November 7, 2012, the underwriters exercised a portion of their option and the Company sold an additional 550,000 Units at a price of $10.00 per Unit, generating gross proceeds of $5,500,000. In addition, the Company sold an additional 30,250 Private Placement Units, generating gross proceeds of $302,500.

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

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

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

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to sell their public shares to the Company for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer a FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 90% of the public shares elect to convert (in the case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Acquisition Transaction. Notwithstanding the foregoing, the Amended and Restated Articles of Incorporation of the Company provides that a Public Shareholder, together with any other person with whom such Public Shareholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from seeking conversion rights with respect to an aggregate of more than 20% of the shares of common stock sold in the Public Offering. A group will be deemed to exist if the Public Shareholder (i) files a Schedule 13D or 13G indicating the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act as a group. In connection with any stockholder vote required to approve an Acquisition Transaction, the Founders agreed (1) to vote any of their shares in the same manner as a majority of the Public Shareholders who vote at a meeting called for such purpose and (2) not to redeem any of their shares. In connection with a tender offer, the Founders will not sell any of their shares to the Company pursuant to any tender offer described above. In addition, the Founders or any of their affiliates have agreed that if they acquire any shares of common stock in or after the Public Offering, they will vote all such shares in favor of any Acquisition Transaction presented to the Company’s stockholders by the board of directors, and not to exercise any redemption rights in connection with any shares of common stock held by such person.

The Company’s Amended and Restated Articles of Incorporation provide that the Company will continue in existence only until May 1, 2014 (or August 1, 2014 if certain extension criteria are satisfied). If the Company has not completed an Acquisition Transaction by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible release to the Public Shareholders, the aggregate amount then on deposit in the Trust Account, including any interest and the deferred underwriters discount but net of any taxes payable and any remaining net assets, and (iii) as promptly as possible dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Marshall Islands law to provide for claims of creditors and requirements of other applicable law. In such event, the Public Shareholders will be entitled to receive a pro rata portion of the Trust Account (initially $10.30 per share, plus any pro rata interest earned on the funds held in the Trust Account not previously released to the Company).

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

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction. The funds held in the Trust Account are invested primarily in highly liquid treasury bills.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Shares of common stock subject to possible redemption at December 31, 2013 and 2012 of 4,995,000 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential shares of common stock outstanding during the period. The Company has not considered the effect of warrants to purchase 5,918,000 shares of common stock and an option to purchase 250,000 units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates. Significant estimates include the valuation of the warrant liability and the value of the common stock subject to possible redemption or tender.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times may exceed the Federal depository insurance coverage of $250,000. As of December 31, 2013, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

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

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The Company’s policy for recording interest and penalties associated with audits is to record them at such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the year ended December 31, 2013 and the period from January 26, 2012 (inception) through December 31, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

The Company’s tax returns from inception are open and subject to examination.

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

Accordingly, at December 31, 2013 and 2012, 4,995,000 of the 5,500,000 public shares were classified outside of permanent equity at its redemption value because the redemption rights are subject to the occurrence of uncertain events that are outside of the Company’s control. The redemption value at December 31, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.30 per share at December 31, 2013 and 2012).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the accompanying balance sheets.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events that have occurred after the balance sheet date through the date the financial statements were publically available to determine if events or transactions occurring after the balance sheet date require potential adjustment to or disclosure in the financial statements and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, except as described in Note 8.

Warrant Liability

The Company accounts for the 5,550,000 warrants issued in connection with the Public Offering and the 368,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815, “Derivatives and Hedging,” whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instruments as a liability at its fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

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

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 337,750 Placement Units to its Founders at a price of $10.00 per share, generating total proceeds of $3,377,500. The Placement Units are identical to the Units sold in the Public Offering except that the warrants included in the Placement Units (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. Additionally, the Placement Units have been placed in escrow and the purchasers have agreed not to transfer, assign or sell any of the Placement Units, including the underlying securities (except to certain permitted transferees) until 30 days following the completion of an initial Acquisition Transaction. The securities held in the escrow account will only be released prior to the end of the escrow period if following the initial Acquisition Transaction, the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

The Company sold to the underwriter, for $100, an option to purchase up to 250,000 units at $12.50 per unit. The units issuable upon exercise of this option are identical to those sold in the Public Offering except that the underlying warrants will expire on October 25, 2017. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of an initial Acquisition Transaction and October 24, 2013 and expiring on October 24, 2017. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $617,960 (or $2.47 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.05% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Redeemable Warrants and the market price of the Units and underlying shares of common stock) to exercise the unit purchase option without the payment of any cash. The Company has the right to redeem the unit purchase option, in whole but not in part, in the event the Company’s shares of common stock trade in excess of $18.00 for any 20 trading days in a 30-day period following the completion of an initial Acquisition Transaction. If upon completion of an Acquisition Transaction, the Founders are required to cancel any Founder’s shares or Placement Units, and such securities are not replaced following the Acquisition Transaction, the number of units that may be purchased upon the exercise of the unit purchase option will be reduced on a pro-rata basis with the reduction in Founder’s shares and Placement Units.

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

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

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

The Company presently occupies office space provided by Seacrest Shipping Co. Ltd., an affiliate of the Founders. Such affiliate has agreed that, until the Company consummates an Acquisition Transaction, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012, provided however, that such affiliate has agreed that after four months the monthly fee will begin to accrue and will only be payable thereafter upon completion of an Acquisition Transaction. The Company incurred rent expense of $90,000 and $15,000 under this arrangement for the year ended December 31, 2013 and for the period from January 26, 2012 (inception) through December 31, 2012, respectively, which is included in general and administrative expenses in the accompanying statements of operations. The Company had an accrued related party expense balance under this arrangement of $105,000 and $15,000 as of December 31, 2013 and 2012, respectively, which is included in accounts payable and accrued expenses in the accompanying balance sheets.

Finder’s and Financial Services Agreements

On September 10, 2013, Aquasition entered into a Master Finder’s Fee Agreement (as amended from time to time, the “Finder’s Agreement”) with SNV Global Ltd. (“SNV”), pursuant to which SNV agreed to provide introductions to potential target companies to Aquasition, including KBS, among other services. Pursuant to an addendum to the Finder’s Agreement, dated February 26, 2014, the parties agreed that SNV would be entitled to a finder’s fee equal to 1.5% of the pre-closing equity value of Target, 1% to be paid in cash and 0.5% to be paid in newly issued shares of the combined company, payable if, and only if, an acquisition transaction with an introduced target is completed. If the combined company has less than $10 million unencumbered cash in the trust account as of the closing, then the combined company may elect to pay the cash portion of the finder’s fee in cash, newly issued shares or a combination thereof.

On May 8, 2014, Aquasition entered into an agreement (the “STRH Agreement”) with SunTrust Robinson Humphery, Inc. (“STRH”), pursuant to which STRH will provide Aquasition certain financial advisory services in connection with the Acquisition. Pursuant to the STRH Agreement, STRH will be entitled to a cash fee equal to $1,250,000 upon completion of an acquisition transaction prior to August 1, 2014 or during the term of STRH’s engagement. If an acquisition transaction is not completed within such period, then for a period of 24 months thereafter, if Aquasition is entitled to a breakup fee related to an acquisition transaction, then STRH will be entitled to 10% of any such breakup fee. In addition, Aquasition will reimburse STRH its out-of-pocket expenses related to the STRH Agreement, up to a maximum of $50,000.

On May 12, 2014, Aquasition entered into an agreement (the “EBC Agreement”) with Early Bird Capital, Inc. (“EBC”), pursuant to which EBC will provide Aquasition certain financial advisory services in connection with the Acquisition. Pursuant to the EBC Agreement, EBC will be entitled to a cash fee equal to $200,000, equity fee in the amount of 35,000 newly issued shares of the combined company, and an additional fee equal to 4% of the amount of the gross proceeds held in the trust account at closing of the Acquisition (excluding amounts attributable to Aquasition’s sponsors or investors introduced by such sponsors), all payable upon closing of the Acquisition. In addition, Aquasition will reimburse EBC its out-of-pocket expenses related to the EBC Agreement.

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

In connection with the organization of the Company on March 15, 2012, a total of 1,437,500 shares of common stock were sold to the Founders at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”). All of these shares were placed into an escrow account. Subject to certain limited exceptions, these shares will not be released from escrow until one year after the date of the consummation of an initial Acquisition Transaction or earlier if, subsequent to the Company’s initial Acquisition Transaction, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held in the escrow account will only be released prior to the end of the escrow period if following an Acquisition Transaction the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

On December 15, 2012, 50,000 shares of common stock were forfeited because the underwriter’s over-allotment option was not fully exercised.

Note 6 - Loan Payable – Related Party and Advance from Related Party

On February 27, 2012, the Company issued an aggregate of $85,650 unsecured promissory notes to its officers and directors. The notes were non-interest bearing and payable on December 31, 2012. In addition, an officer advanced to the Company an additional $95,934. Due to the short-term nature of the notes and advances, the fair value of the notes and advances approximates the carrying amount. Such advances are non-interest bearing and are due on demand. During 2012, the Company repaid $50,000 of the unsecured promissory note and $76,680 of the advance. During the year ended December 31, 2013, the Company repaid $35,650 of the unsecured promissory note. During the year ended December 31, 2013, an affiliate advanced the Company $50,650. The advance is non-interest bearing and is due on demand. As of December 31, 2013 and 2012, amounts owed under the promissory notes are $0 and $35,650, respectively, and amounts owed under the advances are $69,904 and $19,254, respectively.

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 7 - Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,
Description	Level	2013	2012
Assets:
Investment held in trust	1	$57,168,785	$57,168,785

Liabilities:
Warrant liability	3	$3,432,440	$3,386,998

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3):

Balance – January 26, 2012 (inception)	$-
Correction of an error	3,109,339
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	$3,386,998
Change in fair value	(45,442)
Balance – December 31, 2013	$3,432,440

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company's accounting and finance department determine valuation policies and procedures. Their determinations are approved by the Chief Financial Officer.

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The inputs to the model were as follows:

	December 31,
	2013	2012

Stock Price	$10.20	$10.00
Dividend Yield	N/A	N/A
Risk-free Rate	1.75%	1.18%
Expected Term (in years)	5.0	5.0
Expected Volatility	20.5%	21.3%

Note 8 – Subsequent Events

NASDAQ Notification

On March 20, 2014, the Company received a written notice (“Notice”) from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3) (the “Rule”), which requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on Nasdaq. Pursuant to the Notice, the Company had until May 5, 2014 to submit a plan to regain compliance with the Rule. If the Staff accepts the Company’s plan to regain compliance, the Staff can grant an extension of up to 180 calendar days from March 20, 2014 for the Company to demonstrate compliance.

On May 5, 2014, the Company submitted to Nasdaq the Company’s plan to regain compliance. The Company plans to include a tender offer as part of its plan to regain compliance and while the tender offer will reduce the number of currently public shares outstanding, the Company believes that the acquisition described below will increase the total number of shares outstanding. The Company has not yet received a letter from Nasdaq indicating that it has accepted the Company’s plan to regain compliance.

Share Exchange Agreement

On March 24, 2014, the Company entered into a Share Exchange Agreement (the “Agreement”), with KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and (d) Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). The aquisition is expected to be accounted for as a reverse merger and recapitalization where KBS will be the acquirer and the Company will be the acquired company.

Upon the closing of the transactions contemplated in the Agreement, the Company will acquire 100% of the issued and outstanding equity interest in Target from KBS in exchange for the transaction consideration consisting of shares of the Company’s common stock (the “Acquisition”). The number of shares comprising the transaction consideration will be (a) (i) EBITDA multiplied by 6, less (ii) the Long Term Debt less cash held by Target; divided by (b) $10.30; provided, however, that in no event will the transaction consideration be less than 80%, by vote or value, of the outstanding capital stock of the Company immediately following the Closing (the “Transaction Consideration”). The Agreement defines EBITDA as Target’s 2013 standalone and adjusted earnings before interest, taxes, depreciation and amortization, as calculated based upon the audited Target financial statements for the year ended December 31, 2013, and defines “Long Term Debt” Target’s existing net long-term debt as of one business day before the closing date of the Acquisition. Upon consummation of the Acquisition, KBS will dissolve and distribute all its assets to its shareholders in liquidation.

The Agreement provides that immediately after closing, the Company’s board of directors will consist of seven directors, two of whom will be designated by the Principal Stockholders, and one of which will be designated by Aquasition Investments Corp., a company incorporated in the Republic of the Marshall Islands (“AQU Invest”). The remaining four directors will be “independent” and have experience with public companies listed in the United States. Three of the independent directors will be designated by KBS, and the remaining independent director will be designated by AQU Invest. Concurrently with the closing, the Company, AQU Invest and the Principal Stockholders will enter into a voting agreement regarding the election of director designees following the closing, and the Company will purchase director’s and officer’s insurance.

Acquasition Corp.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Prior to closing the Company will conduct a tender offer (the “Tender Offer”) for any and all of the shares of common stock underlying the units issued in the Company’s initial public offering in accordance with the requirements of its Amended and Restated Articles of Incorporation and bylaws. The Company agreed provide the KBS and the Principal Stockholders (the “Warrantors”) notice of any event or development that would require amendment of the Tender Offer documents. The Company is required to obtain all necessary consents and authorization to complete the Acquisition including completion of the tender offer with not more than 90% of such shares tendered in the Tender Offer. Upon closing, the Company will issue the shares representing the Transaction Consideration, and will take all steps necessary to distribute the funds held in the Trust Account established in connection with the Company’s IPO in accordance with the Investment Management Trust Agreement governing the Trust Account. The Company will ensure that at least $10 million is available to the combined companies, excluding the cash and assets of the Target, as of immediately following the Closing.

Consummation of the Agreement and the acquisition is conditioned on (a) KBS holding at least 80%, by vote or value, of the outstanding capital stock of the Company immediately following the closing; (b) no conflict with any applicable law or order; (c) no pending third-party action enjoining or otherwise restricting the closing; (d) the Tender Offer having been duly completed; and (e) there being one or more valid exemptions to registration of the issuance of the Transaction Consideration, and dissolution and liquidation of KBS following the closing.

