Form 20-F
Aquasition Corp.
filed 2014-08-07
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 1, 2014

Commission file number: 001-35715

Aquasition Corp.

--------------------------------------------------------------------------------------------------------------------------------------------

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

--------------------------------------------------------------------------------------------------------------------------------------------

(Address of Principal Executive Offices)

Mr. Keyan Yan, Chief Executive Officer

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

Tel: + (86) 595 8889 6198

Fax: (86) 595 8850 5328
--------------------------------------------------------------------------------------------------------------------------------------------

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units

(Title of Class)

Common Stock, $0.0001 par value

(Title of Class)

Common Stock Purchase Warrants

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

On August 7, 2014, the issuer had 25,417,329 shares of common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	““AQU,” “we,” “us,” “our” and the “Company” are to Aquasition Corp., a company organized in the Republic of the Marshall Islands;

•	“Hongri” are to Hongri International Holdings Limited, which is our wholly owned subsidiary and a company organized in the BVI;

•	“Business Combination” refers to our acquisition of Hongri on August 1, 2014, pursuant to a share exchange transaction among us, KBS International Holdings, Inc. (“KBS”), Hongri and two individual shareholders of KBS;

•	“Offer Letter” refers to the Offer Letter filed as exhibit (a)(1)(A) to Amendment No. 5 to the Schedule TO we filed with the Securities and Exchange Commission on July 18, 2014;

•	“Tender Offer” means our tender offer for our common stock described in the Offer Letter, which was completed on July 29, 2014.

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter under the heading “Management—Post-Acquisition Management” beginning on page 92, which description is incorporated herein by reference.

B. Advisors

Reeder & Simpson P.C. acts as the Republic of the Marshall Islands counsel to us. Pillsbury Winthrop Shaw Pittman LLP acts as United States counsel to us.

C. Auditors

From the Company’s inception through the consummation of the Business Combination, Marcum LLP, an independent registered public accounting firm, 750 Third Avenue, New York, NY 10017, has acted as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Financial Data of AQU

Selected financial information regarding AQU is included under the heading “Item 3. Key Information –A. Selected Financial Data” of the Company’s annual report on Form 20-F filed on May 15, 2014, and is incorporated herein by reference.

Selected Financial Data of Hongri

Following the Business Combination, Hongri is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following table presents selected financial data regarding Hongri’s business. It should be read in conjunction with its consolidated financial statements and related notes contained elsewhere in this report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement income data for the fiscal years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from Hongri’s audited consolidated financial statements that are included in this report beginning on page F-1.

Hongri’s consolidated financial statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years ended December 31,
	2013	2012
Statement of Income Data
Total revenue	$99,559,814	$71,059,678
Total cost of sales	(57,363,839)	(35,791,977)
Gross profit	42,195,975	35,267,701
Profit for the year	25,795,357	19,536,762
Total comprehensive income for the year	$28,392,616	$19,727,054
Balance Sheet Data
Cash and cash equivalents	$39,818,799	$32,148,309
Working capital	$56,155,259	$37,807,621
Total assets	$109,456,732	$79,274,717
Total liabilities	$15,994,628	$14,205,229
Equity	$93,462,104	$65,069,488

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risks associated with our business are described in the Offer Letter under the heading “Risk Factors” beginning on page 15, which descriptions incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The history and development of AQU are described in the Offer Letter under the heading “Summary—Background Information” beginning on page 8, the heading “Information About Aquasition” beginning on page 46, and the heading “KBS Corporate History and Background” beginning on page 47, which descriptions are incorporated herein by reference.

On March 24, 2014, a Share Exchange Agreement and Plan of Liquidation (the “Exchange Agreement”) was entered into by and among AQU, KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri”), and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). Upon the closing of the transactions contemplated in the Exchange Agreement on August 1, 2014, the Company acquired 100% of the issued and outstanding equity interest in Hongri from KBS in exchange for the transaction consideration consisting of 22,957,455 shares of AQU common stock.

In addition, on July 29, 2014, AQU completed the Tender Offer related to the Business Combination and redeemed the 4,981,736 shares of common stock validly tendered and not withdrawn, and on August 1, 2014, it consummated the Business Combination by acquiring Hongri and issuing 22,957,455 shares of common stock to KBS. As a result, following consummation of the Business Combination, AQU had a total of 25,417,329 shares of common stock outstanding.

B. Business Overview

As a result of the Business Combination, all of our business is conducted through Hongri. The business of Hongri is described in the Offer Letter under the heading “Target’s Business” beginning on page 51, which description is incorporated herein by reference.

C. Organizational Structure

The chart below presents our corporate structure as of the date of this report.

Aquasition Corp.
(Republic of the Marshall Islands)
100%
Hongri International Holdings Limited
(British Virgin Islands)
100%
Roller Rome Limited
(British Virgin Islands)
100%
Vast Billion Investment Limited
(Hong Kong)
100%
France Cock (China) Limited
(Hong Kong)
100%
Hongri (Fujian) Sports Goods Co., Ltd.
(People's Republic of China)
100%
Anhui Kai Xin Apparel Co. Ltd.
(People's Republic of China)
100%
Shishi Hongri Brand Management Limited
(People's Republic of China)

Aquasition Corp. (Republic of the Marshall Islands) Roller Rome Limited (British Virgin Islands) Vast Billion Investment Limited (Hong Kong) France Cock (China) Limited (Hong Kong) Hongri International Holdings Limited (British Virgin Islands) Hongri (Fujian) Sports Goods Co., Ltd. (People’s Republic of China) Anhui Kai Xin Apparel Co. Ltd. (People’s Republic of China) 100% 100% 100% 100% 100% 100% Shishi Hongri Brand Management Limited ( People’s Republic of China) 100%

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described in the Offer Letter under the heading “Target’s Business” beginning on page 51, which description is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in the Offer Letter under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Company” beginning on page 81 and that information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are described in the Offer Letter under the heading “Management—Post-Acquisition Management” beginning on page 92, which description is incorporated herein by reference.

B. Compensation

The compensation of our executive officers and directors is described in the Offer Letter under the heading “Director and Executive Compensation” beginning on page 95, which description is incorporated herein by reference.

C. Board Practices

The Company’s board of directors consist of seven members, Keyan Yan, Stanley Wong, Stylianos Stergios Sougioultzoglou,, Y. Tristan Kuo, John Sano, Meng Zhou and Chi Yee Gaw, who were elected to serve until their successors are duly elected and qualified. Our directors may be elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors.

The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee are comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members: Y. Tristan Kuo, Meng Zhou and Chi Yee Gaw. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Kuo serves as Chair of the Audit Committee.

Our Board of Directors has determined that Mr. Kuo is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee is currently composed of three members: Meng Zhou, John Sano and Y. Tristan Kuo, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Zhou serves as Chair of the Compensation Committee.

Our Compensation Committee assists the Board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: John Sano, Y. Tristan Kuo and Meng Zhou, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Sano serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.

D. Employees

As of the closing of the Business Combination, we have approximately 350 full-time employees. The information in the Offer Letter under the heading “Target’s Business—Employees” on page 61 is incorporated herein by reference.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of August 7, 2014 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	13,364,796	52.6%
Stanley Wong	Chief Financial Officer	Common Stock	219,465	*
Stylianos Stergios Sougioultzoglou(4)	Director, Head of Investor Relations and Chief Strategic Officer	Common Stock	2,081,500	8.1%
Y. Tristan Kuo	Director	Common Stock	0	*
John Sano	Director	Common Stock	0	*
Meng Zhou	Director	Common Stock	0	*
Chi Yee Gaw	Director	Common Stock	0	*
All officers and directors as a group (7 persons named above)			15,665,761	60.8%
5% Security Holders
Chan Sun Keung(3)		Common Stock	13,364,796	52.6%
Aqua Investments Corp. (4)		Common Stock	2,081,500	8.1%
Leonidas S. Polemis(4)		Common Stock	2,081,500	8.1%
Matthew C. Los(4)		Common Stock	2,081,500	8.1%
Nicholas John Frangos(4)		Common Stock	2,081,500	8.1%
Themistoklis Kalapotharakos(4)		Common Stock	2,081,500	8.1%
Bay Peak, LLC(5)		Common Stock	1,369,725	5.4%
Cory Roberts (5)		Common Stock	1,369,725	5.4%
China Canadian Opportunity, L.P. (6)		Common Stock	1,440,667	5.7%
Ground Floor Capital (China) Inc. (6)		Common Stock	1,440,667	5.7%
David Steele(6)(7)		Common Stock	2,704,505	10.6%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of August 7, 2014, a total of 25,417,329 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	On March 9, 2011, Keyan Yan entered into an option agreement with Mr. Chan Sun Keung, which was amended on August 1, 2014. Pursuant tot the option agreement, as amended, Mr. Yan has the option to acquire all of the shares of common stock of the Company that Chan Sun Keung acquired. As a result, Mr. Yan may be deemed to be a beneficial owner of the shares held by Chan Sun Keung.

(4)	Including 368,000 shares underlying warrants owned by Aqua Investments Corp., control of which is shared by the indicated persons.

(5)	Mr. Cory Roberts is the principal of Bay Peak, LLC and has voting and investment control over the securities held by it.

(6)	China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Capital (China) Inc., its general partner. Ground Floor Capital (China) Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Therefore, both Ground Floor Capital (China) Inc. and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares held by China Canadian Opportunity, L.P.

(7)	Includes 244,630 shares of our common stock held by China - Ground Floor Holdings, L.P, 84,543 shares of our common stock held by China – Ground Floor Holdings VI, L.P., 1,440,667 shares of our common stock held by China Canadian Opportunity, L.P., 837,169 shares of our common stock held by China Canadian Opportunity VI, L.P., 96,047 shares of our common stock held by Kema Management (USA), Inc., 181 shares of our common stock held by Kema Management LTD, and 1,268 shares of our common stock held by Mr. David Steele. China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.’s voting and dispositive decisions with regard to each entity’s partnership interests are made by Ground Floor Capital, LLC ("Ground Floor LLC"), its general partner. Ground Floor LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. David Steele, its sole member. China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Capital (China) Inc. (“Ground Floor Inc.”), its general partner. Ground Floor Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. China Canadian Opportunity VI, L.P.’s voting and dispositive decisions with regard to its membership interests are made by Ground Floor Capital (China 88) Inc. (“China 88”), its general partner. China 88’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Each of Kema Management (USA), Inc. and Kema Management LTD’s voting and dispositive decisions with regard to its stock are made by David Steele, each entity’s President. Therefore, Mr. Steele may be deemed to share voting and dispositive power with Ground Floor LLC with respect to the shares of our common stock held by China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.; Mr. Steele may be deemed to share voting and dispositive power with Ground Floor Inc. with respect to the shares of our common stock held by China Canadian Opportunity, L.P.; Mr. Steele may be deemed to share voting and dispositive power with China 88 with respect to the shares of our common stock held by China Canadian Opportunity VI, L.P.; and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by each of Kema Management (USA), Inc. and Kema Management LTD.

None of our major shareholders have different voting rights from other shareholders.

On August 1, 2014, the Company, Aquasition Investments Corp. (“AQU Investments”), Cheung So Wa and Chan Sun Keung (the “Principal Stockholders”) entered into a voting agreement (the “Voting Agreement”), under which, during the term of the agreement, AQU Investments and the Principal Stockholders agree to vote or cause to be voted all of their respective shares of the Company to ensure that the number of directors constituting the Board will be set and remain at seven directors. In addition, AQU Investments and the Principal Stockholders agreed to vote or cause to be voted, whether at a meeting of stockholders or by written consent, all of their respective shares to ensure that the following persons are elected to the Board: (i) three persons nominated by a majority of the shares held by the Principal Stockholders; (ii) one person nominated by AQU Investments; and (iii) three persons nominated by agreement between the Principal Stockholders and AQU Investments. Any vacancy among the members of the Board will be filled by the appointment or election of a person nominated by the persons or groups entitled under the Voting Agreement to designate the vacating member. The Voting Agreement also provides that any acquisition by the Company or any subsidiary of any entity owned of record or beneficially more than five percent by either of the Principal Stockholders will require the approval of the director designed by AQU Investments, which approval will not be unreasonably delayed or withheld.

The Voting Agreement will terminate upon as to any shareholder party to the Voting Agreement in the event such shareholder party holds less than one-half of the shares held by it on August 1, 2014.

On August 1, 2014, the Company, AQU Investments, the Principal Stockholders and certain key personnel of the Company and KBS entered into a resale lock-up agreement (the “Resale Lock-Up Agreement”). According to the Resale Lock-Up Agreement, for a period of 180 days (for AQU Investments) or one year (for other shareholder parties to the Resale Lock-Up Agreement) from the date of this Resale Lock-Up Agreement, all of the shareholder parties to this agreement will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any shares, securities convertible into or exchangeable for shares, options or rights to acquire shares or publicly announce the intention to do any of the foregoing.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related party transactions are described in the Offer Letter under the heading “Certain Relationships and Related Transactions” beginning on page 110, which description is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.  We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

As required by the Exchange Agreement, promptly following the consummation of the Business Combination, the Board of Directors will adopt a dividend policy for the payment of an annual dividend for the first two fiscal years post-closing in an amount equal to at least twenty percent (20%) of our distributable profits after tax and after compulsory statutory reserves, which can be no less than 10% of after-tax income in China. After the first two years, the Board of Directors may elect to modify the dividend policy.

B. Significant Changes

The historical financial statements of Hongri which are included elsewhere in this report have been prepared in accordance with IFRS as issued by the IASB and presented in US Dollars. The historical financial statements of Aquasition which are included elsewhere in this report have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US Dollars.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The price history for our securities is described in the Offer Letter under the heading “Market Price Information” beginning on page 14, which description is incorporated herein by reference. A description of the rights of our securities other than equity securities is included under the heading “Description of Securities” in our registration statement on Form F-1 (File No. 333-180571), initially filed with the Securities and Exchange Commission on April 4, 2012, as amended, which description is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Our amended and restated articles of incorporation authorize the issuance of up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock.

On August 7, 2014 and December 31, 2013, there were 25,417,329 shares of common stock and 7,305,500 (including 4,995,000 shares that were subject to redemption) shares of common stock issued and outstanding. We have never issued any preferred stock.

On August 7, 2014 and December 31, 2013, we had 5,918,000 redeemable warrants outstanding, including 368,000 warrants underlying the placement units. Each redeemable warrant entitles the holder to purchase one share of common stock at a price of $11.50 and became exercisable on the consummation of the Business Combination. The warrants included in the placement units are identical to those redeemable warrants sold as part of the units in our IPO except that such warrants may be exercised on a cashless basis at any time after an acquisition transaction and even if there is not an effective registration statement relating to the shares underlying the warrants and the placement units and underlying securities are subject to certain transfer restrictions. We also issued to the representative of the underwriters, concurrently with our IPO, for a purchase price of $100, an option to purchase 250,000 units, each unit representing one share of common stock and one redeemable warrant.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our articles of incorporation and bylaws. The summary does not purport to be a summary of all of the provisions of our articles of incorporation and bylaws. For more complete information you should read our amended and restated articles of incorporation and bylaws, each listed as an exhibit to this report.

We were incorporated in the Marshall Islands on January 26, 2012 under the Marshall Islands Business Corporations Act (“BCA”). The purpose of the Company is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Description of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Upon our dissolution, liquidation or winding up of the affairs of the Company, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities.

Blank Check Preferred Stock.

Our Board of Directors is authorized, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of preferred stock in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Directors

The business and affairs of the Company are managed by or under the direction of our Board of Directors.

Our directors are elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors (“Voting Stock”). Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Each director will be elected to serve until the next annual meeting of shareholders and until his/her successor shall have been duly elected and qualified, except in the event of his/her death, resignation, removal or the earlier termination of his/her term of office.

Any director or the entire Board of Directors may be removed at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the Voting Stock entitled to vote thereon or with cause by directors constituting at least two-thirds of the entire Board.

Vacancies in the Board of Directors occurring by death, resignation, the creation of new directorships, the failure of the shareholders to elect the whole board at any annual election of directors, or, except as herein provided, for any other reason, including removal of directors for cause, may be filled either by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board. Vacancies occurring by removal of directors without cause may be filled only by vote of the shareholders.

Shareholder Meetings

Annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands.

Under our amended and restated articles of incorporation, special meetings may be called by the board of directors, or by the secretary of the Company requested by stockholders representing certain amount of voting power. Our board of directors shall give not less than 15 days and not more than 60 days prior written notice of a shareholders’ meeting to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his/her shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect.

Our bylaws provide that a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than a majority of the votes of the shares issued and outstanding and entitled to vote on resolutions of shareholders to be considered at the meeting.

If a quorum is present, the affirmative vote of a majority of the shares of stock represented at the meeting will be the act of the shareholders. At any meeting of shareholders, each shareholder entitled to vote any shares on any manner to be voted upon at such meeting shall be entitled to one vote on such matter for each such share. Any action required or permitted to be taken at a meeting, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Dissenters’ Rights of Appraisal and Payment.

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. We must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

C. Material Contracts

Information concerning our material contracts governing the business of the Company is included elsewhere in this report or in the information incorporated by reference herein.

On August 1, 2014, the Company entered into an employment agreement with Keyan Yan, pursuant to which Mr. Yan agreed to act as the Chief Executive Officer of the Company. The employment agreement has a term of three years which term may be extended by agreement between Mr. Yan and the Company. The initial annual base salary of Mr. Yan will be determined by the Board within 30 days following the date of the employment agreement. His compensation will be reviewed from time to time according to the Company’s policies. Mr. Yan is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

On August 1, 2014, the Company also entered into an employment agreement with Stanley Wong, pursuant to which Mr. Wong agreed to act as the Chief Financial Officer of the Company. The employment agreement has a term of three years which term may be extended by agreement between Mr. Wong and the Company. Same as Mr. Yan, Mr. Wong’s initial annual base salary will be determined by the Board within 30 days following the date of the employment agreement. He is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

See the description of the Voting Agreement and the Resale Lock-Up Agreement under Item 6E of this report, which is incorporated herein by reference.

D. Exchange Controls

Marshall Islands Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of Hongri ordinary shares. BVI law and Hongri’s memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote its ordinary shares.

PRC Exchange Controls

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements. The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

E. Taxation

The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the Offer Letter under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 113, which description is incorporated herein by reference.

F. Dividends and Paying Agents

As required by the Exchange Agreement, promptly following the consummation of the Business Combination, the Board of Directors will adopt a dividend policy for the payment of an annual dividend for the first two fiscal years post-closing in an amount equal to at least twenty percent (20%) of our distributable profits after tax and after compulsory statutory reserves, which can be no less than 10% of after-tax income in China. After the first two years, the Board of Directors may elect to modify the dividend policy.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $4.7 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2013. As of December 31, 2013, our accumulated other comprehensive income was $4.6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of the rights of our securities other than equity securities is included under the heading “Description of Securities” in our registration statement on Form F-1 (File No. 333-180571), initially filed with the Securities and Exchange Commission on April 4, 2012, as amended, which description is incorporated herein by reference.

PART II

Not Required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: August 7, 2014	AQUASITION CORP.

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

Index to FINANCIAL STATEMENTS

Page

Aquasition Corp.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2013 and 2012	F-3
Statements of Operations for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and the period from January 26, 2012 (inception) through December 31, 2013	F-4
Statements of Changes in Stockholders’ Equity for the period from January 26, 2012 (inception) through December 31, 2013	F-5
Statements of Cash Flows for the year ended December 31, 2013, the period from January 26, 2012 (inception) through December 31, 2012 and the period from January 26, 2012 (inception) through December 31, 2013	F-6
Notes to Financial Statements	F-7 - F-15

Hongri International Holdings Limited
Independent Auditor’s Report	F-18
Consolidated Statements of Comprehensive Income	F-19
Consolidated Statements of Financial Position	F-20
Consolidated Statements of Changes in Equity	F-21
Consolidated Statements of Cash Flows	F-22
Notes to the Consolidated Financial Statements	F-24 - F-53

Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Balance Sheet	F-56
Pro Forma Condensed Combined Income Statement	F-58

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

/s/Marcum llp

Marcum LLP

New York, NY

May 15, 2014

Aquasition Corp.

(A Company in the Development Stage)

BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$27,918	$328,235
Prepaid expenses	14,732	-
Interest on cash held in trust account	7,972	-
Total Current Assets	50,622	328,235
Investments held in trust	57,168,785	57,168,785
Total Assets	$57,219,407	$57,497,020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses (includes related party payable of $105,000 and $15,000 at December 31, 2013 and 2012, respectively)	$131,763	$21,722
Accrued offering costs	-	72,105
Loan payable - related party	-	35,650
Advances from related party	69,904	19,254
Total Current Liabilities	201,667	148,731
Warrant liability	3,432,440	3,386,998
Total Liabilities	3,634,107	3,535,729

Commitment and Contingencies

Common stock subject to possible redemption or tender: 4,995,000 shares at redemption value	51,448,500	51,448,500

Stockholders' Equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value; 150,000,000 shares authorized; 2,310,500 shares issued and outstanding at December 31, 2013 and 2012, excluding 4,995,000 shares subject to redemption	231	231
Additional paid-in capital	5,621,277	5,621,277
Deficit accumulated during the development stage	(3,484,708)	(3,108,717)
Total Stockholders' Equity	2,136,800	2,512,791
Total Liabilities and Stockholders' Equity	$57,219,407	$57,497,020

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

Aquasition Corp.

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

Aquasition Corp.

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

Aquasition Corp.

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

Aquasition Corp.

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

Aquasition Corp.

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

Finder’s and Financial Services Agreements

On September 10, 2013, Aquasition entered into a Master Finder’s Fee Agreement (as amended from time to time, the “Finder’s Agreement”) with SNV Global Ltd. (“SNV”), pursuant to which SNV agreed to provide introductions to potential target companies to Aquasition, including KBS, among other services. Pursuant to an addendum to the Finder’s Agreement, dated February 26, 2014, the parties agreed that SNV would be entitled to a finder’s fee equal to 1.5% of the pre-closing equity value of Target to be paid in newly issued shares of the combined company, payable if, and only if, an acquisition transaction with an introduced target is completed.

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

Aquasition Corp.

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

Aquasition Corp.

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

Share Exchange Agreement and Plan of Liquidation

On March 24, 2014, the Company entered into a Share Exchange Agreement and Plan of Liquidation (the “Agreement”), with KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and (d) Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). The aquisition is expected to be accounted for as a reverse merger and recapitalization where KBS will be the acquirer and the Company will be the acquired company.

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

Aquasition Corp.

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

Hongri International Holdings Limited

Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Stated in US dollars)

F-17

Independent Auditor’s Report

To: the Board of Directors and Shareholders of Hongri International Holdings Limited

We have audited the accompanying consolidated statements of financial position of Hongri International Holdings Limited and its subsidiaries (the “Company”), as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hongri International Holdings Limited and its subsidiaries at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

April 25,2014

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai China

Hongri International Holdings Limited

Consolidated statements of comprehensive income

For the years ended December 31, 2012 and 2013

(Stated in US dollars)

		Year ended December 31,
	Notes	2013	2012

Revenue	8	99,559,814	71,059,678
Cost of sales	9	(57,363,839)	(35,791,977)

Gross profit		42,195,975	35,267,701

Other income	10	359,924	342,953
Other gains and losses	11	96,806	80,947
Distribution and selling expenses	12	(6,238,995)	(7,964,770)
Administrative expenses	13	(1,872,910)	(1,618,714)

Profit from operations		34,540,800	26,108,117

Finance costs	14	(116,421)	(11,329)

Profit before tax		34,424,379	26,096,788
Income tax expense	15	(8,629,022)	(6,560,026)

Profit for the year	16	25,795,357	19,536,762

Other comprehensive income

-currency translation differences		2,597,259	190,292

Total comprehensive income for the year		28,392,616	19,727,054

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements on pages F-19 to F-50 were approved and authorized for issue by the Board of Directors on April 25, 2014 and are signed on its behalf by:

DIRECTOR

Hongri International Holdings Limited

Consolidated statements of financial position

For the year ended December 31, 2012 and 2013

(Stated in US dollars)

		As of December 31,
	Notes	2013	2012

Non-current assets
Property, plant and equipment	20	27,039,977	10,660,910
Prepayments and premiums under operating leases	21	3,086,792	3,253,545
Prepayment for construction of new plant	22	-	6,363,853
Prepayment for acquisition of land use right	23	6,432,923	6,239,899
Prepaid lease payments	24	747,153	743,660
		37,306,845	27,261,867

Current assets
Inventories	25	665,083	1,835,292
Trade and other receivables	26	30,476,111	14,238,065
Subsidies prepaid to distributors	27	636,258	759,293
Prepayments and premiums
under operating leases	21	534,124	2,598,912
Prepaid lease payments	24	19,512	18,927
Related parties receivables	28	-	414,052
Cash and cash equivalents	29	39,818,799	32,148,309
		72,149,887	52,012,850

Total assets		109,456,732	79,274,717

Current liabilities
Trade and other payables	30	4,262,535	4,172,368
Related parties payables	31	5,789,042	5,367,877
Income tax payable		3,974,838	3,869,502
Short-term loans	32	1,968,213	795,482
		15,994,628	14,205,229

Non-current liability		-	-
Total liabilities		15,994,628	14,205,229

Equity
Share capital	33	20,000	20,000
Share premium	33	760,000	760,000
Statutory surplus reserve	34	5,063,906	2,438,536
Retained profits	34	82,982,989	59,813,002
Foreign currency translation reserve	34	4,635,209	2,037,950
		93,462,104	65,069,488

Total liabilities and equity		109,456,732	79,274,717

The accompanying notes are an integral part of these consolidated financial statements.

Hongri International Holdings Limited

Consolidated statements of changes in equity

For the year ended December 31, 2012 and 2013

(Stated in US dollars)

			Statutory
			surplus	Retained	Foreign currency
	Share capital	Share premium	reserve	profits	translation reserve	Total
	(Note 33)	(Note 33)	(Note 34)	(Note 34)	(Note 34)

Balance at January 1, 2012	20,000	760,000	469,362	42,245,414	1,847,658	45,342,434
Profit for the year	-	-	-	19,536,762	-	19,536,762
Other comprehensive income for the year	-	-	-	-	190,292	190,292
Appropriation to statutory surplus reserve	-	-	1,969,174	(1,969,174)	-	-
Balance at December 31, 2012	20,000	760,000	2,438,536	59,813,002	2,037,950	65,069,488
Profit for the year	-	-	-	25,795,357	-	25,795,357
Other comprehensive income for the year	-	-	-	-	2,597,259	2,597,259
Appropriation to statutory surplus reserve	-	-	2,625,370	(2,625,370)	-	-
Balance at December 31, 2013	20,000	760,000	5,063,906	82,982,989	4,635,209	93,462,104

The accompanying notes are an integral part of these consolidated financial statements.

Hongri International Holdings Limited

Consolidated statements of cash flow

For the year ended December 31, 2012 and 2013

(Stated in US dollars)

	Year ended December 31,
	2013	2012

OPERATING ACTIVITIES
Profit for the year	25,795,357	19,536,762

Adjustments for:
Finance cost	116,421	11,329
Interest income	(134,267)	(92,420)
Depreciation of property, plant and equipment	1,875,812	1,951,223
Amortization of prepaid lease payments	15,585	15,768
Amortization of subsidies prepaid to distributors	1,397,789	824,955
Amortization of prepayments and premiums under operating leases	1,892,254	4,129,335
Provision/ (Reversal) of inventory obsolescence	1,994	(44,944)
Loss on disposal of property, plant and equipment	10,132	-

Operating cash flows before movements in working capital	30,971,077	26,332,008

Increase in trade and other receivables	(16,238,046)	(13,333,778)
Decrease /(Increase) in related parties receivables	414,052	(414,052)
Decrease in inventories	1,170,209	6,234,416
Increase in trade and other payables	90,167	683,157
Increase / (Decrease) in related parties payables	421,165	(124,625)
Increase in income tax payable	105,336	1,735,941

Prepayments and premiums paid under operating leases	(725,943)	(3,634,643)
Withdraw the prepayments and premiums paid under operating leases	1,246,270	-
Subsidies prepaid to distributors	(1,253,461)	(824,955)

NET CASH FROM OPERATING ACTIVITIES	16,200,826	16,653,469

INVESTING ACTIVITIES
Interest received	134,267	92,420
Prepayment for construction of new plant	-	(6,338,006)
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment	(11,288,129)	(3,415,585)

NET CASH USED IN INVESTING ACTIVITIES	(11,153,862)	(9,661,171)

The accompanying notes are an integral part of these consolidated financial statements.

Hongri International Holdings Limited

Consolidated statements of cash flow (continued)

For the year ended December 31, 2012 and 2013

(Stated in US dollars)

	Year ended December 31,
	2013	2012

FINANCING ACTIVITIES
Interest paid	(116,421)	(11,329)
New bank loans raised	1,968,213	795,482
Repayment of borrowings	(807,809)	-

NET CASH USED IN FINANCING ACTIVITIES	1,043,983	784,153

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,090,947	7,776,451
Effects of currency translation	1,579,543	119,405

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	32,148,309	24,252,453

CASH AND CASH EQUIVALENTS AT END OF YEAR, represented by cash and bank balances	39,818,799	32,148,309

The accompanying notes are an integral part of these consolidated financial statements.

Hongri International Holdings Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION

(1)	Hongri International Holdings Limited (the "Company") formerly known as Wah Ying International Investment Inc. was incorporated in the British Virgin Islands (the "BVI") on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 per value each of which 10,000 common shares were issued at par as of December 31, 2010. On January 27, 2011, the Company issued additional 10,000 common shares at a cash consideration of $77 per share. The principal activity of the Company is investment holding. Wong Chi Hung, Stanley, is the sole director of Hongri International. Before the acquisition by KBS International Holding Inc. (“KBS International”), the 20,000 common shares were held as to 30% by Cheung So Wa and 70% by Chan Sun Keung. On November 16, 2009, Yan Keyan entered into an option agreement with Cheung So Wa and Chan Sun Keung of which Yan Keyan is entitled an exclusive right to purchase the 100% equity interest in the Company at a cash consideration equivalent to the nominal value of issued share capital. Before the execution of the exclusive right by Yan Keyan, the rights and obligations as a stockholder of the 100% equity interest in the Company are still vested in Yan Keyan and the appointment of the board of directors and management is controlled by Yan Keyan. This option agreement was replaced by a new option agreement on March 9, 2011.

(2)	France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized issued and paid up capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each. The principal activity of France Cock is trademark holding. The directors of France Cock are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by the Company, the 10,000 common shares were held by Yan Keyan.

Pursuant to a trademark transfer agreement dated October 4, 2009, Hongri Fujian agreed to transfer a trademark "KBS" to France Cock for a consideration of RMB100,000 (approximately $15,250). The trademark transfer procedure has been completed on October 20, 2010 and the Trademark Authority in the People's Republic of China (the "PRC") issued a trademark registration certificate to France Cock on March 21, 2011.

Pursuant to a trademark licensing agreement dated December 1, 2005, France Cock agreed to license a trademark "Kabiniao" to Hongri Fujian for 10 years commencing from January 1, 2006 at a fee of RMB1,000,000 (approximately $152,500) per annum.

Pursuant to a trademark licensing agreement executed in 2009, France Cock agreed to license a trademark "KBS" to Hongri Fujian for 5 years commencing from January 1, 2009 at a fee of RMB40,000,000 (approximately $6.1million) per annum. The trademark licensing agreement was updated on August 1, 2012. In the new agreement, France Cock agreed to waive the license fee from January 1, 2012.

(3)	Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 1 share was issued at par. The principal activity of Roller Rome is the provision of design and development services for sports apparel. The directors of Roller Rome are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by the Company, the only one issued common share was held by Chen Bizhen.

Hongri International Holdings Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION-continued

(4)	Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary share of HK$1 each of which 1 ordinary share was issued at par. Vast Billion was a dormant company until the completion of acquisition of 100% equity interest in Hongri Fujian on February 15, 2011. The directors of Vast Billion are Wong Chi Hung, Stanley and Chan Sun Keung, the father of Chen Bizhen. Before the acquisition by Hongri International, 1 ordinary share was held by Chan Sun Keung.

(5)	Hongri (Fujian) Sports Goods Co. Ltd. ("Hongri Fujian") was established in the People's Republic of China (the "PRC") on November 17, 2005 with a registered and paid up capital of RMB 5,000,000 (which are not divided into shares). On March 24, 2011, Hongri Fujian increased registered capital from RMB 70,000,000 to RMB75,000,000. As of September 30, 2011, the paid up capital was RMB 39,551,860. Hongri Fujian is engaged in the design manufacture marketing and sale of apparel in the PRC. On August 10, 2011, Chen Bizhen replaced Wang Feiya as legal representative of Hongri Fujian. Before the acquisition by Vast Billion, the paid up capital of RMB 5,000,000 was held as to 50% by Yan Keyan and 50% by Chen Bizhen. On December 18, 2006, Roller Rome entered into a buy back agreement with Yan Keyan and his wife Chen Bizhen of which Roller Rome is entitled the exclusive right to acquire all of Yan Keyan's and Chen Bizhen's 100% equity interest in Hongri Fujian at a consideration equivalent to the paid up capital of Hongri Fujian. Before the execution of the exclusive right by Roller Rome, i) 100% equity interest in Hongri Fujian is pledged to Roller Rome as collateral for the annual fee due to Roller Rome; ii) Roller Rome is entitled the exclusive right to receive all of dividend declared by Hongri Fujian; and iii) the appointment of the board of directors and management of Hongri Fujian are controlled by Roller Rome. This buy back agreement was mutually terminated upon the completion of acquisition of Hongri Fujian by Vast Billion.

(6)	Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin") was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides sub-contracting service for the manufacture of sports apparel to Hongri Fujian and other brand name owners in the PRC. Yan Keyan is the director and legal representative of Anhui Kai Xin.

(7)	Shishi Hongri Brand Management Company Limited ("Brand Management”) was established in the PRC on October 17, 2011 with a registered and paid up capital of RMB 100,000, Brand Management is a wholly owned subsidiary of Hongri Fujian and a dormant company in the PRC. Chen Bizhen is the director and legal representative of Brand Management.

(8)	According to a Design and Development Agreement entered into between Roller Rome and Hongri Fujian on December 18, 2006, Roller Rome provides design and development services, including market research, product development, design technical consulting and staff training to Hongri Fujian for an annual fee ranging from 90% to 99% of Hongri Fujian's net income before tax. The Design and Development Agreement expired on December 31, 2011.

Hongri International Holdings Limited

Notes to consolidated financial statements

2.	GROUP REORGANISATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

To rationalize the group structure, the Company, KBS International, France Cock, Roller Rome, Vast Billion and Hongri Fujian reorganized their group structure (the "Reorganization") as follows:

(1)	On January 4, 2010, Yan Keyan's 100% equity interest in France Cock were transferred to Hongri International at a cash consideration of HK$10, 000, which is the nominal value of issued and paid up capital of France Cock.

(2)	On January 4, 2010, Chen Bizhen's 100% equity interest in Roller Rome were transferred to Hongri International at a cash consideration of $1, which is the nominal value of issued and paid up capital of Roller Rome.

(3)	On February 14, 2011, Hongri International acquired 100% equity interest in Vast Billion from Chan Sun Keung at a cash consideration of HK$1, which is the nominal value of issued and paid up capital of Vast Billion.

(4)	On February 15, 2011, Yan Keyan and Chen Bizhen transferred 100% equity interest in Hongri Fujian to Vast Billion at a cash consideration $756,950 (equivalent to Hongri Fujian's paid up capital of RMB 5 million).

(5)	On March 11, 2011, KBS International entered into a share exchange agreement with the shareholders of the Company to acquire their 100% of the issued and outstanding common shares in the Company by issuance of the Company's 15,936,820 common shares with par value of $0.0001 each.

(6)	In connection with the share exchange transaction, Yan Keyan entered into a new option agreement with Chan Sun Keung on March 9, 2011 pursuant to which Yan Keyan was granted an option to purchase all of Chan Sun Keung's equity interest in KBS International at a cash consideration of RMB91,986. Such option will be effective during the period commencing on the date which is six months after the date on which the first registration statement is filed by KBS International under the United States Securities Act of 1933, as amended but before the fifth anniversary of the registration statement effective date.

Upon the completion of the Reorganization on March 11, 2011, the Company became the immediate holding company of the Roller Rome, France Cock, Vast Billion, Hongri Fujian, Anhui Kai Xin and Brand Management.

Before and immediately after the completion of Reorganization, the Company, Roller Rome, France Cock, Vast Billion and Hongri Fujian are under the common control of Yan Keyan, Chen Bizhen (the wife of Yan Keyan) and Chan Sun Keung (the father of Chen Bizhen). Upon the completion of reorganization, the Company has controlling interest on all consolidated subsidiaries. Accordingly, accounting for recapitalization is adopted for the preparation of consolidated financial statements to present the combined results of operations and financial position of the Company, Roller Rome, France Cock, Vast Billion, Hongri Fujian, Anhui Kai Xin and Brand Management as if the current group structure had been in existence at the beginning of the reporting period.

Hongri International Holdings Limited

Notes to consolidated financial statements

2	GROUP REORGANISATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS-continued

The Group structure as at the reporting date is as follows:

The consolidated financial statements have been prepared in accordance with international financial reporting standards ("IFRS") as issued by the International Accounting Standards Board.

Hongri International Holdings Limited

Notes to consolidated financial statements

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Except as described below, for the year ended December 31, 2013 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board ("IASB") and the IFRS Interpretations Committee (formerly known as "International Financial Reporting Interpretations Committee" ("IFRIC")) of the IASB that are effective as of December 31, 2013 in the preparation of the consolidated financial statements throughout the year.

The Company has applied the following new and revised standards, amendments or interpretations that have been issued and effective during the reporting period:

IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

IFRS 7 (Amendments) Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 13 Fair Value Measurement

IAS 19 (Revised 2011) Employee Benefits

Annual Improvements 2009-2011 cycle

Its application has had no impact on the consolidated financial statements.

At the date these consolidated financial statements are authorized for issuance, the IASB has issued the following new and revised International Accounting Standards ("IASs"), IFRSs, amendments and IFRICs which are not yet effective in respect of the years. The Company has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

IAS 27 (Revised 2011) Separate Financial Statements

IAS 28 (Revised 2011) Investments in Associates and Joint Ventures

IFRS 10 Consolidated Financial Statements

IFRS 11 Joint Arrangements

IFRS 12 Disclosure of Interests in Other Entities

IAS 32 (Amendments) Offsetting Financial Assets and Financial Liabilities

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The directors of the Company anticipate that the application of the new and revised standards, amendments or interpretations will have no material impact on the consolidated financial statements of the Company.

Hongri International Holdings Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTINGPOLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis and in accordance with IFRS as issued by the IASB. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates

December 31, 2012	USD 1.00= RMB 6.2855	USD 1.00=RMB 6.3111

December 31, 2013	USD 1.00= RMB 6.0969	USD 1.00=RMB 6.1896

The results and financial positions in functional currency are translated into the presentation currency of its intended ultimate legal parent as follows:

(1)      Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)      Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)      Share equity, share premium and dividends are translated at historical exchange rates; and

(4)      All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

Hongri International Holdings Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Group’s three segments are wholesale, retail and subcontracting.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes.

The Group’s revenue originating (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Revenue from the all above categories is recognized when all the following conditions are satisfied:

●	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

●	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

●	the amount of revenue can be measured reliably;

●	it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Specifically, revenue from sale of goods is recognized when the goods are delivered and title has passed.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Value added tax (VAT)

Output VAT is 17% of product sales and taxable services revenue, according to tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Hongri International Holdings Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Retirement benefit costs

Pursuant to the relevant regulations of the PRC government, the Group participates in a local municipal government retirement benefits scheme (the "Scheme"), whereby the subsidiaries located in the PRC are required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiaries located in the PRC. The only obligation of the Group with respect to the Scheme is to pay the on-going required contributions under the Scheme mentioned above. Contributions under the Scheme are charged to the profit or loss as incurred. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the national pension schemes. Contributions to national pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Hongri International Holdings Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation-continued

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Store pre-opening cost

Store pre-opening cost was the start-up activity costs incurred prior to opening a new store, mainly including leasing, leasehold improvements, payroll and supplies. The accounting policies for leasing and leasehold improvements were as below. Other store pre-opening costs were directly charged to expenses when occurred.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Leasehold improvements

Leasehold improvements, principally comprising costs of office buildings and shops renovation, are held for administrative and selling purposes. Leasehold improvements are initially measured at cost and amortized systematically over its useful life.

Property, plant and equipment

Property, plant and equipment ("PPE") including buildings held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognized.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease.

Hongri International Holdings Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leasehold land

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as "prepaid lease payments" in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Financial instruments

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group's financial assets are classified as receivables.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis for debt instruments.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables (including trade and other receivables, related parties receivables, and cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment (see accounting policy on impairment loss on receivables below).

4.   SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments-continued

Financial assets-continued

Impairments of receivables

Receivables are assessed for indicators of impairment at the end of the reporting period. Receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been affected.

Objective evidence of impairment could include:

●   significant financial difficulty of the issuer or counterparty;

●   default or delinquency in interest or principal payments;

●   it becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial asset, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, and increase in the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables.

An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the receivables is reduced by the impairment loss directly for all financial assets with exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in carrying amount of the allowance account are recognized in profit or loss. When a trade and other receivable are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

4.      SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments-continued

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Financial liabilities including trade and other payables, related parties payables and short-term loans are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the group entities are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Subsidies prepaid to distributors

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses.

4.     SIGNIFICANT ACCOUNTING POLICIES - continued

Capital and Reserves

Share capital represents the nominal value of shares that have been issued by the Group. Share capital is determined using the nominal value of shares that have been issued.

Retained profits include all current and prior period results as determined in the combined statement of comprehensive income.

Foreign currency translation reserve arising on the translation are included in the currency translation reserve.

In accordance with the relevant laws and regulations of PRC, the subsidiaries of the Group established in PRC are required to transfer 10% of its annual statutory net profit (after offsetting any prior years’ losses) to the statutory reserve. When the balance of such reserve reaches 50% of the subsidiary’s share capital, any further transfer of its annual statutory net profit is optional. Such reserve may be used to offset accumulated losses or to increase the registered capital of the subsidiary subject to the approval of the relevant authorities. However, except for offsetting prior years’ losses, such statutory reserve must be maintained at a minimum of 25% of the share capital after such usage. The statutory reserves are not available for dividend distribution to the shareholders.

All transactions with owners of the Group are recorded separately within equity.

The preparation of financial statements in conformity with IFRS requires management to exercise judgment in the process of applying the Group’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amount of revenue and expenses during the reporting period. The following estimates that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are disclosed below:

Hongri International Holdings Limited

Notes to consolidated financial statements

5.	SIGNIFICANT MANAGEMENT JUDGMENT IN APPLYING ACCOUNTING POLICIES

Allowance for Bad and Doubtful debts

Allowances for bad and doubtful debts are based on an assessment of the recoverability of trade and other receivables. Allowances are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of bad and doubtful debts requires the use of judgment and estimates, where the expected outcome is different from the original estimate, such difference will impact carrying value of trade and other receivables and doubtful debt expenses in the period in which such estimate has been charged.

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2012 and 2013 amounted to USD 3,869,502 and USD 3,974,838 respectively.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in Note 4, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Depreciation of building, machinery and equipment

As described in Note 4, the Group reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period. The cost of building, machinery and equipment is depreciated on a straight-line basis over the assets' estimated useful lives. Management estimates the useful lives of these buildings, machinery and equipment to be within 5 to 20 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Hongri International Holdings Limited

Notes to consolidated financial statements

7.	SEGMENT REPORTING

Management currently identifies the Group’s three sales models as operating segments, which are wholesale, retail and subcontracting. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

By business	Wholesale		Retail		Subcontracting		Consolidated
	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2012
Sales to external customers	78,111,563	37,272,635	19,093,669	31,024,552	2,354,582	2,762,491	99,559,814	71,059,678
Segment revenue	78,111,563	37,272,635	19,093,669	31,024,552	2,354,582	2,762,491	99,559,814	71,059,678
Segment gross margins	28,162,776	13,495,905	13,277,404	20,832,864	755,795	938,932	42,195,975	35,267,701
Reconciling items							(7,771,596)	(9,170,913)
Profit before tax							34,424,379	26,096,788
Income tax expense							(8,629,022)	(6,560,026)
Profit for the year							25,795,357	19,536,762

The Group does not allocate the assets because they are shared by the three segments and can not be split.

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Hongri International Holdings Limited

Notes to consolidated financial statements

7. SEGMENT REPORTING - continued

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2013	2012
Distributor A	15,967,077	6,620,482
Distributor B	14,869,975	3,966,164
Distributor C	11,438,483	-
Other distributors	35,836,028	26,685,989
	78,111,563	37,272,635

8.	REVENUE

	Year ended December 31,
	2013	2012

Apparel
-Wholesale	78,111,563	37,272,635
-Retail	19,093,669	31,024,552
Subtotal	97,205,232	68,297,187
Subcontracting	2,354,582	2,762,491
	99,559,814	71,059,678

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity. The following table shows a breakdown of cost of sales for the period under review for each category:

	Year ended December 31,
	2013	2012
Changes in inventories of finished goods and work in progress	1,168,215	971,228
Materials consumed in production	63,541	485,387
Purchases of finished goods	53,846,922	31,670,326
Labor	934,457	1,214,098
Depreciation	252,759	146,282
Rental	145,082	184,061
Outsourced manufacturing cost	26,679	241,242
Taxes and surcharges *	754,593	751,039
Water and electricity	79,850	89,480
Inventory provision	1,994	(44,944)
Others	17,039	80,876
Foreign currency translation difference	72,708	2,902
	57,363,839	35,791,977

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2013	2012

Sales of raw material	9,875	246,477
Government grant	215,782	4,056
Interest income on bank deposits	134,267	92,420
	359,924	342,953

Hongri International Holdings Limited

Notes to consolidated financial statements

11.	OTHER GAINS AND LOSSES

	Year ended December 31,
	2013	2012

Gain on disposals of property, plant and equipment	10,132	-
Foreign exchange gain	79,968	3,653
Impairment losses	(1,994)	-
Others	8,700	77,294
	96,806	80,947

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2013	2012

Rental	1,665,836	3,865,504
Depreciation	1,178,209	1,667,245
Labor	603,013	927,239
Subsidy to distributors	1,397,789	824,955
Promotion	1,092,238	409,135
Advertisement	-	50,847
Others	301,910	219,845
	6,238,995	7,964,770

13.	ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2013	2012

Labor	742,797	777,677
Audit fee	182,620	177,631
Depreciation and amortization charges	460,429	153,464
Bank charges	69,146	101,731
Rental	81,336	79,769
Travelling and entertainment	78,366	102,544
Others	213,216	225,898
	1,872,910	1,618,714

14.	FINANCE COSTS

	Year ended December 31,
	2013	2012

Interest expenses on bank borrowings wholly repayable within one year	116,421	11,329

Bank borrowings interests are charged on interest rates of 6.60% and 7.80%, per annum during the years ended December 31, 2013 and 2012 respectively.

Hongri International Holdings Limited

Notes to consolidated financial statements

14.	FINANCE COSTS-continued

December 31, 2013

	Amount
Bank loans	USD	Period		Interest rate	Interest
#1	1,968,213	2013-2-26	2014-2-25	6.60%	116,421

December 31, 2012

	Amount
Bank loans	USD	Period		Interest rate	Interest
#2	795,482	2012-10-15	2013-2-18	7.80%	11,329

The detailed information of the short - term loans is set out in Note 32.

15.	INCOME TAX EXPENSE
	Year ended December 31,
	2013	2012

Current tax:
PRC enterprise income tax	8,629,022	6,560,026
	8,629,022	6,560,026

Hongri Fujian, Anhui Kai Xin and Brand Management subject to the applicable enterprise income tax rate of 25%. As of December 31, 2012 and 2013, the Company had no unrecognized tax benefits.

France Cock and Vast Billion were incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock and Vast Billion has no taxable income during the reporting period.

The Company and Roller Rome were incorporated in the BVI and under the current laws of the BVI, are not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2013	2012

Profit before tax	34,424,379	26,096,788
Tax calculated at domestic tax rates applicable to profits in PRC (2012 and 2013: 25%)	8,606,095	6,524,197
Tax effect of expenses not deductible for tax purpose	6,133	8,321
Tax effect of tax loss of Hongri International, Roller Rome, Vast Billion and France Cock for which no deferred Income tax asset was recognized	16,303	38,744
Tax effect of provision for diminution in value of inventories	491	(11,236)
Tax charge for the year	8,629,022	6,560,026

Hongri International Holdings Limited

Notes to consolidated financial statements

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2013	2012
Cost of inventories recognized as expenses	56,609,246	35,040,938
Taxes and surcharges	754,593	751,039
	57,363,839	35,791,977
Depreciation of property, plant and equipment	1,875,812	1,951,223
Amortization of prepaid lease payments	15,585	15,768
Amortization of subsidies prepaid to distributors	1,397,789	824,955
Amortization of prepayments and premiums under operating leases	1,892,254	4,129,335
Provision (Reversal) of inventory obsolescence	1,944	(44,944)
	5,183,384	6,876,337

17.	EMPLOYEES' EMOLUMENTS

	Year ended December 31,
	2013	2012

Salaries and other short-term benefits	2,187,866	2,766,145
Defined contribution benefit schemes	92,401	152,869
Total employee benefits expense (including directors’ emoluments)	2,280,267	2,919,014

The employees of the Group’s PRC subsidiaries are members of state-managed retirement benefit schemes operated by the local government. The subsidiaries are required to contribute a specified percentage of its payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the specified contributions.

18.	DIRECTORS' EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2013	2012

Directors' emoluments
- Salaries	105,015	102,993
Yan Keyan	105,015	102,993
Chen Bizhen	126,018	123,456
Stanley Wong	336,048	329,442
- Social Welfare	758	990
Yan Keyan	758	990
Chen Bizhen	1,516	1,980

Hongri International Holdings Limited

Notes to consolidated financial statements

19.	EARNINGS PER SHARE

	Year ended December 31,
	2013	2012

Basic earnings per share

From continuing operations	1,290	977
Total basic earnings per share	1,290	977

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended December 31,
	2013	2012

Profit for the year attributable to owners of the Company for the purpose of basic earnings per share	25,795,357	19,536,762

	Year ended December 31,
	2013	2012

Weighted average number of ordinary shares for the purpose of basic earnings per share	20,000	20,000

No diluted earnings per share have been presented because no dilutive potential ordinary shares existed during the Periods.

Hongri International Holdings Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements- shops	Distributor shops' furniture and fixtures	Construction in progress	Total

COST
At January 1, 2012	-	699,504	134,828	133,957	51,048	267,774	1,712,378	1,436,303	-	4,435,792
Additions	8,659,241	351,800	42,123	-	7,647		657,774	-	34,925	9,753,510
Disposals	-	-	-	-	-	-	-	-	-	-
Translation adjustment	35,313	3,149	502	328	156	656	6,878	3,519	-	50,501
At December 31, 2012	8,694,554	1,054,453	177,453	134,285	58,851	268,430	2,377,030	1,439,822	34,925	14,239,803
Additions	-	785	39,149	1,205	9,825	-	210,648	1,287,610	16,421,867	17,971,089
Disposals	-	(33,881)	(55,749)	-	(21,440)	-	-	-		(111,070)
Translation adjustment	268,956	32,618	5,490	4,153	1,820	8,303	73,530	44,539		439,409
At December 31, 2013	8,963,510	1,053,975	166,343	139,643	49,056	276,733	2,661,208	2,771,971	16,456,792	32,539,231

DEPRECIATION
At January 1, 2012	-	(144,086)	(61,203)	(49,824)	(21,713)	(174,803)	(1,164,083)	-	-	(1,615,712)
Provided for the year	(64,944)	(140,622)	(21,585)	(16,096)	(6,156)	(48,121)	(697,716)	(955,983)	-	(1,951,223)
Eliminated on disposals of assets	-	-	-	-	-	-	-	-	-	-
Translation adjustment	(265)	(927)	(238)	(188)	(78)	(625)	(5,739)	(3,898)	-	(11,958)
At December 31, 2012	(65,209)	(285,635)	(83,026)	(66,108)	(27,947)	(223,549)	(1,867,538)	(959,881)	-	(3,578,893)
Provided for the year	(400,005)	(26,913)	(24,639)	(16,776)	(7,816)	(11,145)	(536,062)	(852,456)	-	(1,875,812)
Eliminated on disposals of assets	-	-	50,174	-	19,296	-	-	-	-	69,470
Translation adjustment	(5,370)	(8,836)	(2,568)	(2,045)	(864)	(6,915)	(57,728)	(29,693)	-	(114,019)
At December 31, 2013	(470,584)	(321,384)	(60,059)	(84,929)	(17,331)	(241,609)	(2,461,328)	(1,842,030)	-	(5,499,254)

CARRYING AMOUNT
At December 31, 2012	8,629,345	768,818	94,427	68,177	30,904	44,881	509,492	479,941	34,925	10,660,910
At December 31, 2013	8,492,926	732,591	106,284	54,714	31,725	35,124	199,880	929,941	16,456,792	27,039,977

Hongri International Holdings Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT-continued

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual value

Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated	10%
	useful life of 5 years
	or lease term

Leasehold improvements-shops	Shorter of estimated	Nil
	useful life of 1.5 years
	or lease term

Distributor shops' furniture and fixtures	1.5 years	Nil

All the plant mentioned above were owned by Anhui Kaxin.

Buildings on leasehold land comprise:

	Location	Description	Gross area (m2)

*	Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573

* Items pledged to secure bank borrowings

The Group pledged buildings having a carrying amount of USD 8,492,926 as at December 31, 2013 to secure general banking facilities granted to the Group (December 31, 2012: 8,629,345).

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is USD 9,440 as at December 31, 2013 (December 31, 2012:USD 31,179).

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount

Cost
At January 1, 2012	6,333,650
additions for the year	3,634,643
charge for the year	(4,129,335)
translation adjustment	13,499
At December 31, 2012	5,852,457
additions for the year	725,943
charge for the year	(1,892,254)
withdraw during the year	(1,246,270)
translation adjustment	181,040
At December 31, 2013	3,620,916

Hongri International Holdings Limited

Notes to consolidated financial statements

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES-continued

Analyzed for reporting purposes as:

	As at December 31,
	2013	2012

Current asset	534,124	2,598,912
Non-current asset	3,086,792	3,253,545
	3,620,916	5,852,457

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

On November 20, 2010, Hongri Fujian entered into an agreement with a third party, Anqing Zhongfang Construction and Installation Co., Ltd., for the construction of the new plant in Anhui at a consideration of USD 17,826,251. In 2012, Kaixin Anhui has made another prepayment of USD 6,363,853 for the second phase project. In 2013, Kaixin Anhui has made another prepayment of USD 9,747,897 for the second phase project and USD 16,401,778 was recognized in Construction in progress.

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

On September 2, 2010, Hongri Fujian entered into an agreement with a third party, Taihu Weiqi Sports Apparel Co., Ltd., to acquire a land use right in relation to the development of factories of Anhui Kaixin, at a total consideration of USD6,340,456.

24.	PREPAID LEASE PAYMENTS

Amount

Cost
At January 1, 2012	31,741
additions for the year	760,205
translation adjustment	3,179
At December 31, 2012	795,125
additions for the year	-
translation adjustment	24,596
At December 31, 2013	819,721

AMORTISATION
At January 1, 2012	(16,664)
charge for the year	(15,768)
translation adjustment	(106)
At December 31, 2012	(32,538)
charge for the year	(15,585)
translation adjustment	(4,933)
At December 31, 2013	(53,056)

CARRYING AMOUNTS
At December 31, 2012	762,587
At December 31, 2013	766,665

Hongri International Holdings Limited

Notes to consolidated financial statements

24.	PREPAID LEASE PAYMENTS-continued

Analyzed for reporting purposes as:

	As at December 31,
	2013	2012

Current asset	19,512	18,927
Non-current asset	747,153	743,660
	766,665	762,587

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The leasehold lands have the term of 50 years.

All the leasehold lands mentioned above were owned by Anhui Kaixin.

The Group has pledged leasehold land having a carrying amount of approximately USD 195,037 at December 31, 2013 to secure general banking facilities granted to the Group (2012: USD 185,392).

The leasehold land comprises:

	Location	Expiry date of tenure	Land area (m2)
*	Longshan Road, Economic development District, Taihu County	2062-05-23	2,440

* Items pledged to secure bank borrowings

25.	INVENTORIES

	As at December 31,
	2013	2012

Work in progress	42,658	91,055
Finished goods	624,419	1,744,237
Provision for obsolete inventories	(1,994)	-
	665,083	1,835,292

26.	TRADE AND OTHER RECEIVABLES

	As at December 31,
	2013	2012

Trade receivables	30,401,177	14,188,429
Other receivables	74,934	44,863
Subtotal financial assets	30,476,111	14,233,292
Prepayments	-	4,773
	30,476,111	14,238,065

Hongri International Holdings Limited

Notes to consolidated financial statements

26.	TRADE AND OTHER RECEIVABLES-continued

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2013	2012

Current	20,436,960	10,090,315
Past due for less than 4 months	9,964,217	4,098,114
	30,401,177	14,188,429

The Group allows an average credit period of 90 days to its trade customers. There are no trade receivables that are past due and impaired.

Among the amounts of trade receivables, USD 4,417,265 and USD 2,061,567 Output VAT was included as of December 31, 2013 and 2012, respectively.

27.	SUBSIDIES PREPAID TO DISTRIBUTORS

Amount

Cost
At January 1, 2012	757,437
additions for the year	824,955
charge for the year	(824,955)
translation adjustment	1,856
At December 31, 2012	759,293
additions for the year	1,253,461
charge for the year	(1,397,789)
translation adjustment	21,293
At December 31, 2013	636,258

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses. The amortization for 2012 and 2013 were USD 824,955 and USD 1,397,789 respectively.

Hongri International Holdings Limited

Notes to consolidated financial statements

28.	RELATED PARTIES RECEIVABLES

(1) Nature of relationship with related parties:

Name	Relationship with the Group

Yan Keyan	Actual controller

(2) Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2013	2012
		Unit:USD	Unit:USD

Yan Keyan	Borrowing of funds	-	414,052
		-	414,052

Related parties receivables were unsecured, non-interest bearing and repayment on demand.

29.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2013	2012

Cash on hand	16,519	44,373
Bank deposits	39,802,280	32,103,936
	39,818,799	32,148,309

	As at December 31,
	2013	2012

Renminbi	39,798,525	32,127,812
Hong Kong Dollars	19,457	7,470
United States Dollars	817	13,027
	39,818,799	32,148,309

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2013 carry interest at market rates which ranged from 0.35% to 0.50% (2012: 0.35%-0.50%) per annum

Hongri International Holdings Limited

Notes to consolidated financial statements

30.	TRADE AND OTHER PAYABLES

	As at December 31,
	2013	2012

Trade payables	166,049	249,731
Employee benefits payable	1,178,682	1,221,437
Other payables	876,738	479,928
Subtotal financial liabilities	2,221,469	1,951,096

Other taxes payable	2,041,066	2,221,272
	4,262,535	4,172,368

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2013	2012

Current	166,049	24,275
Past due for less than 4 months	-	225,456
	166,049	249,731

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company's high bargaining power.

31.	RELATED PARTIES PAYABLES

(1) Nature of relationship with related parties:

Name	Relationship with the Group

Yan Keyan	Actual controller

Chen Bizhen	Wife of Yan Keyan

KBS International	Parent company of the Company

(2) Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2013	2012

Yan Keyan	Borrowing of funds	209,116	-

Chen Bizhen	Borrowing of funds	214,028	-

KBS International	Borrowing of funds	5,365,898	5,367,877
		5,789,042	5,367,877

Related parties payables were unsecured, non-interest bearing and repayment on demand.

The highest amount the Group borrowed from Mr. Keyan Yan was USD 529,962 and USD 477,912 for the years ended December 31, 2013 and 2012 respectively.

Hongri International Holdings Limited

Notes to consolidated financial statements

32.	SHORT-TERM LOANS

	As at December 31,
	2013	2012

Secured bank borrowings	1,968,213	795,482
Carrying amount repayable within 1 year	1,968,213	795,482

The borrowings are fixed-rate and denominated in RMB.

December 31, 2013

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,968,213	2013-2-26	2014-2-25	6.60%	Land use right and buildings	Yan Keyan/ Chen Bizhen
	1,968,213

December 31, 2012

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#2	795,482	2012-10-15	2013-2-18	7.80%	Land use right and buildings	Yan Keyan/ Chen Bizhen
	795,482

Assets with the following carrying amounts have been pledged to secure bank borrowings:

	As at December 31,
	2013	2012

Land use right	758,464	751,053
Plant	8,492,926	8,629,345
	9,251,390	9,380,398

A personal guarantee was provided by director of the Company, Yan Keyan and Chen Bizhen for USD 1,968,213 among the balances at December 31, 2013 (December 31, 2012:USD 795,482).

33.	SHARE CAPITAL AND SHARE PREMIUM

Share capital shown in the consolidated statements of financial position is as follows:

The details of the Company's share capital are as follows:

	Numbers of	Share capital	Share premium
	shares	USD	USD

Issue of shares at December 31, 2010(a)	10,000	10,000	-

Issue of shares at January 27, 2011(b)	10,000	10,000	760,000

Cost of issue of shares	20,000	20,000	760,000

Authorized and issued and fully paid

Ordinary shares of $1USD at December 31, 2012 and December 31, 2013	20,000	20,000	760,000

Hongri International Holdings Limited

Notes to consolidated financial statements

33.	PAID-IN CAPITAL & CAPITAL RESERVE-continued

The share capital shown on the consolidated statement of financial position as at December 31, 2012 and 2013 represents the share capital of the Company issued and fully paid on the date of incorporation.

(a)	As of December, 31, 2010, the Company issued 10,000 common shares were issued at a cash consideration of USD 1 per share.

(b)	As of January, 27, 2011, the Company issued additional 10,000 common shares at a cash consideration of USD 77 per share.

34.	RESERVES

Statutory surplus reserve

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to maintain a statutory surplus reserve which is non-distributable. Appropriations to such reserve are made out of net profit after tax of the statutory financial statements of the PRC subsidiaries at the amounts determined by their respective boards of directors annually up to 50% of authorized capital, but must not be less than 10% of the net profit after tax.

The statutory surplus reserve can be used for making up losses of the group entities in Mainland China, if any. The statutory surplus reserve may also be used to increase capital or to meet unexpected or future losses. The statutory surplus reserve is non-distributable other than upon liquidation.

The statutory surplus reserve of the Group amounts to USD 5,063,906 at December 31, 2013 (2012: USD 2,438,536). The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

Retained profits

The retained profits comprise the cumulative net gains and losses recognized in the Company's income statement.

Foreign currency translation reserve (other comprehensive income)

Foreign currency translation reserve represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Group from their functional currency to the Group's presentation currency.

Hongri International Holdings Limited

Notes to consolidated financial statements

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31,
	2013	2012

Contracted and authorized	1,631,331	11,462,398

(2)	As at December 31, 2013, the Company had lease commitment as follows

	As at December 31,
	2013	2012

Contracted and authorized	76,364	95,458

(3)	As at 31 December, 2013, the Company had no contingencies that needed to be disclosed.

36.	SUBSEQUENT EVENTS

On March 24, 2014, its holding company, KBS International Holdings Inc, the Company together with the principal stockholders have entered into a Shares Exchange Agreement with Aquasition Corporation, a company incorporated in the Republic of the Marshall Islands and currently listed in the Nasdaq with the intention to effect an alternative listing in the Nasdaq. The expected date of completion of the Share Exchange would be in early July 2014.

* * * * *

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Aquasition is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The following unaudited pro forma condensed combined balance sheet combines the audited consolidated historical statement of financial position of Hongri as of December 31, 2013 with the audited historical balance sheet of Aquasition as of December 31, 2013, giving effect to the Business Combination as if it had been consummated as of that date.

The following unaudited pro forma condensed combined income statement combines the audited historical statement of comprehensive income of Hongri for the year ended December 31, 2013 with the audited historical statement of operations of Aquasition for the year ended December 31, 2013, giving effect to the Business Combination as if it had occurred on January 1, 2013.

The historical financial information has been adjusted to give effect to the final events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The historical financial statements of Hongri have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and presented in US Dollars. The historical financial statements of Aquasition have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US Dollars and for these pro formas have been converted into IFRS. No material adjustments were made to Aquasition’s financial statements prepared under US GAAP when converting them to IFRS. The unaudited pro forma condensed combined financial statements included herein are prepared under IFRS and presented in US Dollars. Following the consummation of the Business Combination, the combined entity intends to prepare its consolidated financial statements under IFRS and present such consolidated financial statements in US Dollars.

The historical financial information of Hongri was derived from the audited financial statements of Hongri for the years ended December 31, 2013 and 2012 included elsewhere in this Shell Company Report. The historical financial information of Aquasition was derived from the audited financial statements of Aquasition for the year ended December 31, 2013, for the period from January 26, 2012 (inception) through December 31, 2012 and for the period from January 26, 2012 (inception) through December 31, 2013 included elsewhere in this Shell Company Report. This information should be read together with Hongri’s and Aquasition’s audited financial statements and related notes, “ Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Companies ,” Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aquasition ” and other financial information included elsewhere in this Shell Company Report.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

In the Business Combination, Aquasition acquired 100% of the issued and outstanding equity interest in Hongri from KBS in exchange for the transaction consideration consisting of 22,957,455 shares of Aquasition’s common stock. Upon issuance of its shares of common stock to KBS, KBS liquidated immediately thereafter, distributing all of its assets to its stockholders in proportion to their ownership. The number of shares comprising the transaction consideration was calculated as follows: (a) (i) EBITDA multiplied by 5, less (ii) the difference of Long Term Debt minus cash held by Hongri; divided by (b) $10.30.

As a result of the Business Combination, after 4,981,736 public shares were converted to cash at the conversion price of approximately $10.30 per share (which is a full pro rata share of the trust account as of August 1, 2014), KBS owns approximately 90.3% of Aquasition’s common stock outstanding immediately after the Business Combination, and the other Aquasition stockholders own approximately 9.7% of Aquasition’s outstanding common stock.

The Business Combination will be accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Aquasition will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Hongri comprising the ongoing operations of the combined entity, Hongri senior management comprising the senior management of the combined company, and KBS having a majority of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Business Combination will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Hongri issuing stock for the net assets of Aquasition, accompanied by a recapitalization. The net assets of Aquasition will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Hongri.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 22,957,455 shares of Aquasition common stock issued to KBS in exchange for their shares in Hongri.

AQUASITION CORP.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(Unaudited)

As of December 31, 2013

	(A)	(B)
	Hongri	Aquasition	Pro Forma Adjustments		Pro Forma Condensed Combined
Assets
Current assets:
Cash and cash equivalents	$39,818,799	$27,918	$57,178,034	(1)
			(312,500	)(3)
			(478,003	)(7)
			(51,314,888	)(8)
			(1,219,273	)(11)	$43,700,087
Inventories	665,083	-	-		665,083
Trade and other receivables	30,476,111	-	-		30,476,111
Interest on cash held in trust	-	7,972	(7,972	)(1)	-
Other current assets	1,189,894	14,732	-		1,204,626
Total Current Assets	72,149,887	50,622	3,845,398		76,045,907
Long term assets:
Investments held in trust	-	57,168,785	(57,168,785	)(1)	-
Property, plant and equipment	27,039,977	-	-		27,039,977
Other assets	10,266,868	-	-		10,266,868
Total Long Term Assets	37,306,845	57,168,785	(57,168,785)		37,306,845
Total Assets	$109,456,732	$57,219,407	$(53,323,387)		$113,352,752

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$4,262,535	$131,763	$929	(4)
			52,500	(5)
			66,421	(6)
			(58,022	)(7)	$4,456,126
Short-term loans	1,968,213	-	-		1,968,213
Other current liabilities	9,763,880	69,904	350,077	(6)
			(419,981	)(7)	9,763,880
Total Current Liabilities	15,994,628	201,667	(8,076)		16,188,219
Long term liabilities:
Warrant liability	-	3,432,440	-		3,432,440
Total Liabilities	15,994,628	3,634,107	(8,076)		19,620,659

Commitments and Contingencies
Common stock subject to possible redemption or tender	-	51,448,500	(51,448,500	)(8)	-

Stockholders’ Equity
Share capital	20,000	-	(20,000	)(9)	-
Share premium	760,000	-	(760,000	)(9)	-
Common stock	-	231	(4	)(2)
			18	(3)
			1	(8)
			2,296	(9)	2,542
Additional paid-in capital	-	5,621,277	1,277	(1)
			4	(2)
			(312,518	)(3)
			(929)	(4)
			(52,500	)(5)
			(416,498	)(6)
			133,611	(8)
			777,704	(9)
			(3,484,708	)(10)
			(1,219,273	)(11)	1,047,447
Legal reserves	5,063,906	-	-		5,063,906
Cumulative translation adjustments	4,635,209	-	-		4,635,209
Retained earnings (accumulated deficit)	82,982,989	(3,484,708)	3,484,708	(10)	82,982,989
Total Stockholders’ Equity	93,462,104	2,136,800	(1,866,811)		93,732,093
Total Liabilities and Stockholders’ Equity	$109,456,732	$57,219,407	$(53,323,387)		$113,352,752

Pro Forma Adjustments to the Unaudited December 31, 2013 Audited Condensed Combined Balance Sheet

(A)	Derived from the audited balance sheet of Hongri as of December 31, 2013.
(B)	Derived from the audited balance sheet of Aquasition Corp. as of December 31, 2013.

(1)	To record interest earned on the investments held in trust and to subsequently liquidate investments held in trust by Aquasition.
(2)	To record cancellation of 42,000 founder shares in order to reissue such shares to an advisor (see Note 3).
(3)	To record payment of costs related to the Business Combination. Aquasition engaged SNV Global Ltd. (“SNV”) pursuant to which SNV agreed to provide introductions to potential target companies to Aquasition, including KBS, among other services. Aquasition paid SNV a finder’s fee equal to 1.5% of the pre-closing equity of Hongri in newly issued shares of the combined company, amounting to 136,110 shares of Aquasition’s common stock, valued at $1,367,906, or $10.05 per share (based on the closing price of Aquasition’s common stock on August 1, 2014). Aquasition also engaged SunTrust Robinson Humphery, Inc. (“STRH”) pursuant to which Aquasition paid STRH a cash fee equal to $312,500 upon completion of the Business Combination. Additionally, Aquasition engaged Early Bird Capital, Inc. (“EBC”), pursuant to which EBC provided Aquasition certain financial advisory services in connection with the Business Combination. Aquasition paid EBC an equity fee in the amount of 42,000 shares, valued at $422,100, or $10.05 per share (based on the closing price of Aquasition’s common stock on August 1, 2014).
(4)	To record $929 of deferred underwriters’ fee payable from Aquasition’s IPO.
(5)	To record related party amounts due to Seacrest Shipping Co. Ltd.
(6)	To record advances from related parties.
(7)	To record payment of advances from related party.
(8)	To reflect (a) the cancellation of 4,981,736 shares of common stock for stockholders who elected cash conversion for cash payment of $51,314,888 and (b) the reclassification of 13,264 shares of common stock subject to redemption to permanent equity for those stockholders who did not exercise their conversion rights.
(9)	To reflect the recapitalization of Hongri through the issuance of 22,957,455 shares of Aquasition’s common stock to KBS
(10)	To eliminate the historical accumulated deficit of Aquasition of $3,484,708, the accounting acquiree.
(11)	To reflect the payment of legal, financial advisory, accounting, printing and other professional fees and expenses incurred in connection with the Business Combination.

AQUASITION CORP.

PRO FORMA CONDENSED COMBINED INCOME STATEMENT

(Unaudited)

Year Ended December 31, 2013

	(A)	(B)
	Hongri	Aquasition	Pro Forma Adjustments		Pro Forma Condensed Combined

Revenue	$99,559,814	$-	$-		$99,559,814
Cost of sales	57,363,839	-	-		57,363,839
Gross profit	42,195,975	-	-		42,195,975

Operating expenses:
Distribution and selling expenses	6,238,995	-	-		6,238,995
General and administrative expenses	1,872,910	338,521	-		2,211,431
Total operating expenses	8,111,905	338,521	-		8,450,426

Other income:
Change in fair value of warrants	-	(45,442)	-		(45,442)
Interest income	-	7,972	-		7,972
Finance costs	(116,421)	-	-		(116,421)
Other income	456,730	-	-		456,730

Income (loss) before income taxes	34,424,379	(375,991)	-		34,048,388
Provision for income taxes	8,629,022	-	-		8,629,022
Net income (loss)	$25,795,357	$(375,991)	$-		$25,419,366

Weighted average shares outstanding, basic		2,310,500	23,106,829	(1)	25,417,329
Basic net income (loss) per share		$(0.16)			$1.00

Weighted average shares outstanding, diluted		2,310,500	23,106,829	(1)	25,417,329
Diluted net income (loss) per share		$(0.16)			$1.00

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statement

(A)	Derived from the audited statement of comprehensive income of Hongri for the year ended December 31, 2013.
(B)	Derived from the audited statement of operations of Aquasition Corp. for the year ended December 31, 2013.

(1)	As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issued and redeemed relating to the Business Combination have been outstanding for the entire period presented. The Aquasition shares used in the weighted average shares calculation is computed as the sum of the shares outstanding, plus the shares issued to advisors, less the shares redeemed. Weighted average common shares outstanding – basic and diluted is calculated as follows:

Aquasition public shares electing cash conversion	(4,981,736)
Aquasition shares issued to advisors	178,110
Aquasition shares outstanding	7,263,500
Aquasition shares issued in merger	22,957,455
Shares outstanding	25,417,329
Percent of shares owned by KBS	90.3%
Percent of shares owned by other Aquasition stockholders and advisors	9.7%

Weighted average shares calculation, basic and diluted
KBS	22,957,455
Aquasition and advisors shares	2,459,874
Weighted average shares, basic and diluted	25,417,329

The computation of diluted income per share excludes the effect of Unit Purchase Options to purchase 250,000 units (consisting of one warrant and one share of common stock) and warrants to purchase 5,918,000 shares of common stock because their exercise price is greater than the average market price in the period.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2	By-laws (incorporated by reference to Exhibit 3.2 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.3	Specimen Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.2	Form of Letter Agreement by and among the registrant, Lazard Capital Markets LLC and the founders (incorporated by reference to Exhibit 10.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)). (1)

4.3	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 10.2 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.4	Form of Securities Escrow Agreement between the registrant, American Stock Transfer & Trust Company and the Founders (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to the registrant’s Registration Statement on Form F-1 filed on August 31, 2012 (Commission File No. 333-180571)).

4.5	Form of Services Agreement between the registrant and Seacrest Shipping Co. Ltd. (incorporated by reference to Exhibit 10.4 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.6	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.7	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

Exhibit No.	Description
4.8	Promissory Note, dated as of February 27, 2012, issued to Aqua Investments Corp. (incorporated by reference to Exhibit 10.7 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.9	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.10	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)

4.11*	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung

4.12*	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties.

4.13*	Employee Agreement with Keyan Yan, dated August 1, 2014

4.14*	Employee Agreement with Stanley Wong, dated August 1, 2014

8.1*	List of the registrant’s subsidiaries

______________________

*Filed herewith.