Form 20-F
period 2014-12-31
KBS Fashion Group Ltd
filed 2015-10-27
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-35715

KBS Fashion Group Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

Xin Fengge Building
Yupu Industrial Park
Shishi City, Fujian Province 362700
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Keyan Yan, Chief Executive Officer
Xin Fengge Building
Yupu Industrial Park
Shishi City, Fujian Province 362700
People’s Republic of China
Tel: + (86) 595 8889 6198
Fax: (86) 595 8850 5328
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Units, Common Stock Purchase Warrants

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 25,417,329

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

Annual Report on Form 20-F

Year Ended December 31, 2014

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“KBS,” “we,” “us,” “our” and the “Company” are to KBS Fashion Group Ltd., a company organized in the Republic of the Marshall Islands;

•	““KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

•	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., which is our wholly owned subsidiary organized in the PRC;

•	“Hongri International” are to Hongri International Holdings Limited, which is our wholly owned subsidiary and a company organized in the BVI;

•	“BVI” are the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

The consolidated financial statements included in this Annual Report are our first consolidated financial statements prepared in accordance with IFRS as issued by the IASB. For periods up to and including the year ended December  31, 2013, the Company prepared its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2014, together with the comparative period data as of and for the year ended December 31, 2013, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of January 1, 2013, the Company’s date of transition to IFRS.

The  financial statements included in our Annual Reports on Form 20-F previously filed with the SEC were prepared in accordance with U.S. GAAP and the most recent consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended December 31, 2013. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note 4 to the accompanying consolidated financial statements.

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

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.”

Our consolidated financial statements were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Because fiscal year 2014 is the first year for the Company to prepare and present in accordance with IFRS as issued by the IASB, we do not include the historical financial information as of and for the years ended December 31, 2012, 2011 and 2010. The following selected financial data for the fiscal years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements that are included in this report beginning on page F-1.

The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes and Operating and Financial Review and Prospects “contained elsewhere herein.

	Years ended December 31,
	2014	2013
Statement of Income Data
Total revenue	$58,832,481	$99,559,814
Total cost of sales	(39,416,973)	(57,363,839)
Gross profit	19,415,508	42,195,975
Distribution and selling expenses	(7,191,606)	(6,238,995)
Administrative expenses	(4,649,229)	(2,211,431)
Profit for the year	6,876,982	25,419,366
Total comprehensive income for the year	6,526,172	28,016,625
Outstanding shares	25,417,329	25,417,329
Earning per share, basic diluted	0.27	1.00
Balance Sheet Data
Cash and cash equivalents	$20,604,583	$43,700,087
Non-current assets	52,929,386	37,306,845
Current assets	62,093,570	76,045,907
Working capital	52,704,076	59,857,688
Total assets	115,022,956	113,352,752
Current liabilities	9,389,493	16,188,219
Total liabilities	9,404,880	19,620,659
Equity	105,618,076	93,732,093

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. The results and financial positions in functional currency are translated into the presentation currency of its intended ultimate legal parent as follows:

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

(3) Share equity, share premium and dividends are translated at historical exchange rates; and

(4) All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity

No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2013	USD 1.00= RMB 6.0969	USD 1.00=RMB 6.1896
December 31, 2014	USD 1.00= RMB 6.1190	USD 1.00=RMB 6.1448

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

General economic conditions, including a prolonged weakness in the economy, may affect consumer discretionary spending, which could adversely affect our business and financial performance.

The apparel industry has historically been subject to substantial cyclical variations. Our business and financial performance are dependent on a number of factors impacting consumer discretionary spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad. Consumer product purchases, including purchases of our products, may decline during recessionary periods. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital, which could impair on our ability to open additional stores or build additional manufacturing lines. In addition, as domestic and international economic conditions change, trends in consumer spending on discretionary items, including our merchandise, become unpredictable and subject to reductions due to economic uncertainties. A prolonged economic recovery or an uncertain outlook in the economy could result in additional declines in consumer discretionary spending, which could materially affect our financial performance.

A contraction in apparel sales and production could impair our results of operations and liquidity and jeopardize our supply base.

Apparel sales and production are cyclical and depend, among other things, on general economic conditions and consumer spending and preferences. As the volume of apparel production fluctuates, the demand for our products also fluctuates. A contraction in apparel sales could harm our results of operations and liquidity. In addition, our suppliers would also be subject to many of the same consequences which could pressure their results of operations and liquidity. Depending on an individual supplier’s financial condition and access to capital, its viability could be challenged which could impact its ability to perform as we expect and consequently our ability to meet our own commitments.

If we are unable to anticipate consumer preferences and develop new menswear products, we may not be able to maintain or increase our net revenues and profits.

Our success depends on our ability to identify, originate and define apparel trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Our target market of consumers comprises urban males between the ages of 20 and 40 with moderate-to-high levels of disposable income. Our business is particularly sensitive to their fashion preferences, which cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, we could experience lower sales, excess inventories and lower profit margins. In a distressed economic and retail environment, many of our competitors may engage in aggressive activities, such as markdowns or other promotional sales to dispose of excess, slow-moving inventory, further increasing the need to react appropriately to changing consumer preferences and fashion trends. Failure to do so could adversely affect the level of acceptance of our products, our brand image and our relationship with our distributors, and therefore have a material adverse effect on our financial condition or results of operations.

The apparel industry is highly competitive, and if we fail to compete effectively, we could lose our market position.

The menswear industry is highly competitive in China and worldwide. We compete with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on casual menswear. Our primary international and domestic competitors include Exceed, Xiniya, Cabbeen, and NQ. Some of our competitors are significantly larger and have greater financial resources than we do. In order to compete effectively, we must: (1) maintain the image of our brands and our reputation for innovation and high quality; (2) be flexible and innovative in responding to rapidly changing market demands on the basis of brand image, style, performance and quality; and (3) offer consumers a wide variety of high quality products at competitive prices.

The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs and product features. Some of our competitors enjoy competitive advantages, including greater brand recognition and greater financial resources for competitive activities, such as sales, marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines or as other companies expand into our product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the menswear industries.

Failure to effectively promote or develop our brand could materially and adversely affect our sales and profits.

We sell all our products under the KBS brand, from which we derive most of our revenues. Brand image is an important factor that affects a customer’s purchasing decision for menswear products. Our success therefore depends on, among other things, market recognition and acceptance of the KBS brand and the culture, lifestyle, and images associated with the brand, some of which may not be within our control. We have limited control over our distributors that we rely upon to sell our products, which may limit our ability to ensure a consistent brand image. See “Risks Factors Relating to Our Business –We have limited control over the ultimate retail sales by our distributors and our image and business may be adversely affected if our distributors fail to adhere to, or fail to cause the third party retail outlet operators to adhere to, our retail policies and standards.” We began designing, promoting, and selling KBS branded products in China in 2006. To effectively promote KBS brand, we need build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase its presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop KBS brand, and if we fail to do so, the goodwill of KBS brand may be undermined and our business as well as our financial results may be adversely affected. In addition, negative publicity or disputes regarding KBS brand, products, company, or management could materially and adversely affect public perception of KBS brand. Any impact on our ability to continue to sell KBS brand or any significant damage to KBS brand’s image could materially and adversely affect our sales and profits.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Mr. Keyan Yan, our Chairman and Chief Executive Officer, Ms. Lixia Tu, our Chief Financial Officer and Mr. Themis Kalapotharakos, our director. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from and severely disrupt the Company business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 102 in 2014. In the future, we intend to invest more resources to improve brand recognition, and may develop more channels to improve sales such as opening online stores. However, we cannot guarantee that these strategies will increase sales and improve profitability of the company.

Our production facility is located in Taihu City in Anhui Province, China. Currently the facility has a production capacity of 2 million pieces of clothes per year and the facility is on a leased term. This production facility mainly produces ODM products for famous sportswear producers. We are in the process of acquiring land use rights for land adjacent to our current facility consisting of 110,557 square meters to build a new facility, a portion of which already been acquired. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. The construction commenced in 2011 and is to take place in four phases: Phase 1 consists of a 5-story dormitory which was completed in 2012. Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Phase 3 construction is to add additional facilities with annual production capacity of 5 million pieces and is expected to be finished by the end of 2016. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities, and is expected to be completed by the end of 2018. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We may also indefinitely lose opportunities to expand our sales due to this delay.

The decision to increase our production capacity was based in part on our projections of market demand for our products and ODM orders from other brand name owners. If actual customer demand does not meet our projections, we will likely suffer overcapacity problems and may have to leave capacity idle or need to contract out our facilities at an unfavorable price, which may reduce our overall profitability and adversely affect our financial condition and results of operations. Our future success depends on our ability to expand the Company’s business to address growth in demand for our current and future products.

Our ability to expand the Company’s business is subject to significant risks and uncertainties, including:

•	the unavailability of additional funding to invest more in brand recognition such as advertisement, expand our production capacity, purchase additional fixed assets and purchase raw materials on favorable terms or at all;
•	our inability to manage an online shop, hire qualified personnel and establish distribution methods;
•	conditions in the commercial real estate market existing at the time we seek to expand;
•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and ODM contract manufacturers;
•	failure to maintain high quality control standards;
•	shortage of raw materials;
•	our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;
•	diversion of significant management attention and other resources; and
•	failure to execute our expansion plan effectively.

The expansion of our business may place significant strain on our personnel, management, financial systems and operational infrastructure and may impede our ability to meet any increased demand for our products. To accommodate the Company’s growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including improvements to our accounting and other internal management systems, by dedicating additional resources to our reporting and accounting function and improvements to our record keeping and contract tracking system. We will also need to recruit more personnel and train and manage our growing employee base. Furthermore, we will need to maintain and expand relationships with our current and future customers, suppliers, distributors and other third parties, and there is no guarantee that we will succeed.

If we encounter any of the risks described above or if we are otherwise unable to establish or successfully operate online shops or additional production capacity, we may be unable to grow our business and revenues, reduce our operating costs, maintain our competitiveness or improve our profitability and, consequently, our business, financial condition, results of operations and prospects will be adversely affected.

If we are unable to fund capital expenditures or obtain additional sources of liquidity when we need it, our business may be adversely affected. In addition, if we obtain equity financing, the issuance of our equity securities could cause dilution for our stockholders. To the extent we obtain the financing through the issuance of debt securities, our debt service obligations could increase and we may become subject to restrictive operating and financial covenants.

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. For the fiscal years ended December 31, 2014 and 2013, we paid approximately $17.5 million and $11.1 million, respectively, for capital expenditures, which include expenses related to our second and third phase construction of production facility, purchasing production equipment, commencing e-commerce project and upgrading of our point-of-sale and enterprise resource planning systems.

There was approximately $3.8 million of cash released from the trust account to us immediately following the closing of our share exchange transaction with KBS International on August 1, 2014. However, there is no assurance that we will have sufficient cash to fund our anticipated capital expenditures. If we need but are unable to obtain adequate financing or financing on terms favorable to us, we may be unable to successfully maintain our operations and accomplish our growth strategy. In addition, we may be unable to generate sufficient cash internally or obtain alternative sources of capital to fund our proposed capital expenditures, take advantage of business opportunities or respond to competitive pressures. As a result, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. Any issuance of equity securities could cause dilution for our stockholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. Our ability to obtain external financing in the future is also subject to a number of uncertainties, including:

•	Our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	uncertain economic prospect and tightened credit markets resulting from the recent global economic slowdown and financial market crisis.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected. Adverse changes in the capital markets could make it difficult to obtain capital or obtain it at attractive rates.

Due to our rapid growth in recent years, our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in net sales, reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million, which was mainly due to the softening of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as recent years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We experience fluctuations in operating results.

Our annual and quarterly operating results have fluctuated, and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to merchandise offerings, the timing of the rollout of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in merchandise mix and presentation, our cost of merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors.

We have historically experienced seasonal fluctuations in our sales. A substantial portion of our revenues are typically earned during the second and fourth quarters and we generally experience lowest revenues during the first and third quarters. If sales during the second and fourth quarters are lower than expected, our operating results would be adversely affected, and it would have a disproportionately large impact on our annual operating results. The sales of our products are also affected by local spending behavior, which are typically affected by seasonal shopping patterns during major Chinese holidays. Extreme changes in weather patterns could also affect customers’ purchasing behavior, which may lead to fluctuations in our net sales. For example, extended periods of unusually warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unusual weather conditions. These extreme or unusual weather conditions could have a material adverse effect on our results of operations.

As a result of these factors, we believe that period-to-period comparisons of historical and future results will not necessarily be meaningful and should not be relied on as an indication of future performance.

Our failure to collect the trade receivables or untimely collection could affect our liquidity.

We extend credit to some of our customers while generally requiring no collateral. Depending on the size and creditworthiness of a customer, we typically expect and receive payment within 30-90 days of product delivery. We perform ongoing credit evaluations of our customers’ financial condition. As of December 31, 2014, we had about $1.9 million of bad debt to write off. In addition, we had about 61% of account receivables are within 90 days credit term and do not expect to have difficulties in collections. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business.

A substantial portion of our sales are made to distributors that resell our products. For the year ended December 31, 2013 and 2014, distributors accounted for approximately 78% and 69% of our total sales, respectively, and our top five distributors accounted for approximately 54.04% and 43.93% of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Furthermore, there is no assurance that any of our distributors will satisfy the sales targets set forth in their distribution agreements and we or they may not wish to renew the distribution agreements in future years. Moreover, our distributors are not obliged to continue to place orders with the Company at the same level as before or at all and there is no assurance that we would be able to obtain orders from other distributors to replace any such lost sales on terms satisfactory to us or all. If any of our largest distributors substantially reduces its purchases from us, or otherwise fails to renew its distribution agreement with us, we may suffer a significant loss of sales and our business, results of operations, and financial condition may be materially and adversely affected.

We have limited control over the ultimate retail sales by our distributors and our image and business may be adversely affected if our distributors fail to adhere to, or fail to cause the third party retail outlet operators to adhere to, our retail policies and standards.

We rely on the contractual obligations set forth in the distribution agreements that we enter into with our distributors, as well as policies and standards we formulate from time to time, to impose our retail policies on these distributors in respect of the franchisee retail outlets. In addition, as we do not enter into any agreements with the third party retail outlet operators, we rely on our distributors to ensure that these franchisee retail outlets operate in accordance with our retail policies. As such, our control over the ultimate retail sales by our distributors and the franchisee retail outlet operators is limited. There is no assurance that our distributors or the third party franchisee retail outlet operators will comply with, or that the distributors will enforce, our retail policies. As a result, we may not be able to effectively manage our sales network or maintain a uniform brand image, and cannot assure you that franchisee retail outlets would continue to offer quality services to consumers.

In addition, if any of the distributors or third party franchisee retail outlet operators experiences difficulties in selling our products in the retail market, they may attempt to disregard our pricing policies and liquidate their excessive inventory buildup through aggressive discounts, which may damage the image and the value of our brand. There is no assurance that we will be able to, in a timely manner, impose penalties on or replace any distributors who consistently fail to comply with, or fail to cause the third party franchisee retail outlet operators appointed by them to comply with, our retail policies in their operation of franchisee retail outlets. In such event, our business, results of operations and financial condition may be materially and adversely affected.

We may not be able to accurately track the inventory levels at our distributors, retailers or department store concessions.

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers, and consequently their respective inventory levels, is limited. We implement a policy to require our distributors to provide us with their sales reports on a weekly basis and we carry out random on-site inspections of our distributors to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory level also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of the Company’s distributors. We may not always obtain the required data in time and the data provided to us by our distributors may be inaccurate or incomplete.

We plan to implement an enterprise resource planning system, or ERP system in 2016, which will allow us to track sales at the authorized retail outlets on a timely basis. Such system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we would not be able to accurately track our inventory levels on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead the Company to make wrong business judgments for its production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if we cannot manage inventory levels properly, future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operation and prospects.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our ODM contract manufacturers.

The production of our brand name products are 100% outsourced to PRC-based third party ODM contract manufacturers. In the years ended December 31, 2014 and 2013, we had 7 and 6 contract manufacturers, respectively. Purchases from our top five ODM contract manufacturers accounted for approximately 98% and 99% of our total purchases for the years ended December 31, 2014 and 2013, respectively. As we do not enter into long-term contracts with our ODM contract manufacturers, they may decide not to accept our future ODM orders on the same or similar terms, or at all. If an ODM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

Further, if any of our ODM contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors, become unable to supply products at all, or even recall products previously dispatched. This could cause the Company to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some ODM contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our ODM contract manufacturers is found to have violated laws and regulations in the PRC, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.

While we provide the designs of our products to the ODM contract manufacturers, as well as guidance for manufacturing the products ordered by us, we do not have direct control over the ODM contract manufacturers. If any of them is involved in unauthorized production and sale of goods using the KBS brand, our reputation, financial condition and results of operations may be materially adversely affected.

As the Company grows, our reliance on ODM contract manufacturers may also grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional ODM contract manufacturers to produce our products on the same or similar terms as our existing ODM contract manufacturers, and we may not be able to achieve our growth and development goals.

Any interruption in our operations could impair our financial performance and negatively affect our brand.

Our operations are complicated and integrated, involving the coordination of third party ODM contract manufacturers and external distribution processes. While these operations are modified on a regular basis in an effort to improve outsourcing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our operations processes, thereby causing downtime and delays. In addition, we may encounter interruption in our operations processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in our operations or capabilities at our facilities could result in our inability to procure our products, which would reduce our net sales and earnings for the affected period. If there is a delays in delivery times to our customers, our business and reputation could be severely affected. Any significant delays in deliveries to our customers could lead to increased returns or cancellations and cause the Company to lose future sales. The Company currently does not have business interruption insurance to offset these potential losses, delays and risks so a material interruption of our business operations could severely damage our business.

We rely heavily on our management information system for inventory management, distribution and other functions. If our system fail to perform these functions adequately or if we experience an interruption in our operation, our business and results of operations could be materially adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely heavily on our management information systems to manage our order entry, order fulfillment, pricing, point-of-sale and inventory replenishment processes.

We cannot assure you that our management information system will operate properly or without interruption. Any malfunction to any part or all of our management information system for a prolonged period may cause delays in operations or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third party intrusions, viruses, lost or stolen data, or similar situations. Additionally, as part of our growth and development strategy over the next few years, we plan to upgrade and improve our management information system. We cannot assure you that there will be no interruptions to our management information system during the upgrades or that the new management information system will be able to integrate fully with the existing information system.

The failure of our management information system to perform as we anticipate could disrupt our business and could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels, causing our business and results of operations to suffer materially.

Failure to protect the integrity, security and use of our customers’ information and media could expose us to litigation and materially damage our standing with our customers.

Increasing costs associated with information security — such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. While we have taken significant steps to protect customer and confidential information, including entering into confidentiality agreements with relevant employees and incorporate confidentiality clauses in our policies, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any such compromise may materially increase the costs we incur to protect against such information security breaches and could subject us to additional legal risk. Procurement specialists and managers are required to sign a confidentiality agreement.

We have limited insurance coverage in China and may not be able to recover insurance proceeds if we experience uninsured losses.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. We do not carry any business interruption insurance, product recall or third-party liability insurance for our production facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defects in our products, product recalls, accidents on our property or damage relating to our operations. While business interruption insurance and other types of insurance are available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, our existing insurance coverage may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to protect our trademarks and other intellectual property rights may prevent us from successfully marketing our products and competing effectively.

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our KBS brand for protection against infringement. We currently hold two registered trademarks. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under registered trademarks. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

Environmental regulations impose substantial costs and limitations on our operations.

We use chemicals and produces significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities law. The SEC as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls.

Our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2014, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2014.

Failure to achieve and maintain an effective internal control environment could result in our inability to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the information we report, which could adversely affect our stock price.

RISKS RELATED TO DOING BUSINESS IN CHINA

Our business operation may be affected if we are forced to relocate our manufacturing facilities and stores.

We leased the premises for our manufacturing facilities and corporate stores. However, none of our lease agreements have been registered with the relevant governmental agencies. According to our PRC legal counsel, Grandall Law Firm (Beijing), without registration, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, while we have taken various measures to verify the ownership of property such as checking utility bills and search government records, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premise promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business and operations.

We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China’s economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on its business and results of operations.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy, and preferential treatment of particular industries or companies. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since 2012, growth of the Chinese economy has slowed. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Related to Doing Business in China -Future inflation in China may inhibit our ability to conduct business in China.”

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, most of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law, Grandall Law Firm (Beijing), has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012, 2013 and 2014 were increases of 5.4%, 2.6%, 2.6% and 1.5%, respectively. High inflation may erode disposable incomes and consumer spending. Furthermore, certain components of our cost of sales, including direct raw material costs, direct labor costs and design costs may increase as a result of an increase in the cost of materials and labor resulting from general inflation. However, we cannot guarantee that we can pass on increased costs to customers through increases in retail prices. This could adversely impact our business, financial condition and results of operations.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

The majority of our sales will be settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB in the future.

In addition, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, issued by the PRC State Administration of Foreign Exchange (“SAFE”), and effective as of August 29, 2008 (“Circular 142”), regulates the conversion by foreign-invested enterprises of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our securities will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010 the RMB has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.119 per U.S. dollar as of December 31, 2014. It is difficult to predict how RMB exchange rates may change going forward.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The implementation of the new PRC employment contract law and increases in the labor costs in China may hurt our business and profitability.

China adopted a new Labor Contract Law, effective on January 1, 2008, and issued its implementation rules, effective on September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementation rules and regulations, and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. In particular, compliance with the Labor Contract Law and its implementation rules and regulations may increase our operating expenses. In the event that we decide to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules and regulations may also limit its ability to effect those changes in a manner that we believe to be cost-effective or desirable, and could result in a material decrease in our profitability.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

On July 14, 2014, the SAFE issued the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Roundtrip Investment by Domestic Residents Through Special Purpose Vehicles, or Circular 37. Circular 37 repeals and replaces the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. Under Circular 37, PRC residents are required to register with the SAFE or its local branches prior to establishing, or acquiring control of, an offshore company for the purpose of investment or financing that offshore company with equity interests in, or assets of, a PRC enterprise or with offshore equity interest or assets legally held by such PRC resident. In addition, PRC residents are required to amend their registrations with the SAFE and its local branches to reflect any material changes with respect to such PRC resident’s investment in such offshore company, including changes to basic information of such PRC resident, increase or decrease in capital, share transfer or share swap, merger or division. In the event that a PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to comply with these SAFE registrations may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Hongri PRC constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “Foreign M&A Rule”), which became effective on September 8, 2006 and was amended on June 22, 2009.

According to the Foreign M&A Rule, a “Round-trip Investment” is defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). Under the Foreign M&A Rule, any Round-trip Investment must be approved by MOFCOM, and any indirect arrangement or series of arrangements which achieves the same end result without the approval of MOFCOM is a violation of PRC law.

Our Hong Kong subsidiary Vast Billion Investment Limited (“Vast Billion”) acquired Hongri PRC in 2011 from Bizhen Chen and Keyan Yan. At the time of the acquisition, Hongri International, the parent company of Vast Billion, was owned and controlled by Mr. Sun Keung Chan and Ms. So Wa Cheung, both of whom are citizens of the Hong Kong Special Administrative Region. Mr. Yan entered into the Amended and Restated Option Agreement with Mr. Chan and Ms. Cheung, dated March 9, 2011, pursuant to which Mr. Yan was granted an option to acquire all of the shares of common stock that Mr. Chan and Ms. Cheung will acquire in Target in connection with the reverse acquisition, for an aggregate exercise price of RMB 131,409 (approximately $20,000). Mr. Yan may exercise this option during the period commencing on the date which is six (6) months after the date on which the first registration statement is filed by the Company under the Securities Act, and ending on the fifth anniversary thereof.

Because no Chinese nationals have direct stock ownership of either Hongri International or Vast Billion, we believe that the above transactions do not constitute a “Round-trip Investment” and therefore it has decided not to seek the approval from MOFCOM or China Securities Regulatory Commission (“CSRC”), pursuant to the Foreign M&A Rule. However, the PRC regulatory authorities may take the view that these transactions and the reverse acquisition of Hongri PRC are part of an overall series of arrangements which constitute a Round-trip Investment, because at the end of the transactions, the stockholders of Hongri PRC became majority owners and effective controlling parties of a foreign entity that acquired ownership of Hongri PRC.

If we are found to be in violation of the Foreign M&A Rule, the PRC regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. We believe that if these regulatory actions occur, we may be able to find a way to re-establish control of Hongri PRC’s business operations through a series of contractual arrangements rather than an outright purchase of the equity of Hongri PRC. But we cannot assure you that such contractual arrangements will be protected by PRC law or that we can receive as complete or effective economic benefit and overall control of Hongri PRC’s business than if we had direct ownership of Hongri PRC.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on Chinese company’s business operations and its acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of the Company’s common stock purchases such common stock in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting to provide assistance for their investigation or impose a penalty on it, which could have a negative impact on the company’s business operations.

We started constructing a factory building in Anhui Province without certain required approvals from relevant governmental authorities, which may expose the company to administrative penalties and cause future use of the factory building to be prohibited.

Under PRC law, prior to the commencement of a building construction, certain approvals and permits should be obtained from various governmental authorities, including the approval or registration of the project, approval of environmental impact assessment, approval of fire-prevention design, land use planning and construction planning, and a building permit. As of the date of this report, Anhui Kaixin Apparel Co. Ltd., a PRC subsidiary of Hongri PRC, is in the process of constructing its factory building without certain of these approvals and permits. As a result, the construction of this building may be challenged by relevant governmental authorities and subject to potential administrative penalties. In addition, the government may reject our filing for the completion of construction and further refuse to issue the building ownership certificate to us. As a result, our future use of the building could be prohibited under PRC law and the value of the building could be adversely affected.

Our failure to fully comply with PRC laws relating to social insurance and housing accumulation fund may expose it to potential administrative penalties.

The PRC laws and regulations require all employers in China to fully contribute their own portion to the social insurance and housing accumulation funds for their employees within a certain period of time. Failure to do so may expose the employers to make rectification for the unpaid contributions by the relevant labor authority.

As of the date of this report, Hongri PRC has not paid housing accumulation funds for its employees. In addition, Hongri PRC failed to make contributions to the social insurance in full amount for its employees before 2014. PRC governmental authorities may impose penalties on Hongri PRC for failure to comply. In addition, in the event that any current or former employee files a complaint with the PRC government, Hongri PRC may be subject to making up the contributions to the social insurance and housing accumulation funds as well as paying administrative fines. The total cost of these contributions and any related fines or penalties could be significant and could have a material adverse effect on our working capital.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, have agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our subsidiaries, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our subsidiaries may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our subsidiaries liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to stockholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our subsidiaries, our business and our stock price after the Acquisition. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our subsidiaries. This situation may be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our subsidiaries and business operations may be severely and adversely affected and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

Unlike public reporting companies whose operations are located primarily in the United States, however, all of our operations will be located in China. Since all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

Our auditor, like other independent registered public accounting firms operating in China, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, but has not yet been inspected, and as such, investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States must be registered with the PCAOB and are required by U.S. law to undergo regular inspections by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our future reported financial information and procedures and the quality of our future financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms could result in financial statements being determined to be not in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision.  In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

If our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find in a timely manner another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the SEC’s revocation of the registration of our common stock under the Exchange Act, which would cause the immediate delisting of our common stock from the NASDAQ Capital Market, and the effective termination of the trading market for our common stock in the United States, which would likely have a significant adverse effect on the value of our common stock.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR SECURITIES GENERALLY

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our common stock is traded and listed on the Nasdaq Capital Market under the symbol “KBSF.” The common stock may be delisted if we fail to maintain certain Nasdaq listing requirements. On March 20, 2014, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that Nasdaq’s staff had determined that the Company was not in compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq. On September 8, 2014, we received a notification from Nasdaq that Staff has determined the Company’s Common Stock have satisfied the requirements for initial listing on the Nasdaq Capital Market in connection with the Share Exchange. In addition, on August 25, 2014 we received a letter from the Nasdaq Staff, indicating that the Staff has determined to delist the Company’s Warrants and Units from the NASDAQ Stock Market as the Company failed to regain compliance with the Listing Rule 5550(a)((3). As a result, the Company’s Warrants and Units are currently quoted on the OTC Markets under the symbols “KBSW” and “KBSU”, respectively.

On May 5, 2015, we received notice from NASDAQ indicating that, due to our failure to timely file our annual report on Form 20-F for the fiscal year ended December 31, 2014, we no longer comply with the NASDAQ Listing Rule 5250(c)(1). After we submitted a plan to regain compliance, NASDAQ granted us a grace period of 180 days or until October 27, 2015 to regain compliance. With the filing of this annual report, we believe that we will regain compliance. However, we cannot assure you that we will continue to be able to meet this or other continued listing requirements of NASDAQ.

If our common stock is no longer listed on The NASDAQ Capital Market, our shares would likely trade on the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our shares of common stock to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our common stock is currently about $4.00 per share. However, because the daily trading volume in our common stock is very low, significant price movement can be caused by the trading in a relatively small number of shares. Therefore, were we to be delisted from NASDAQ, our common stock may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

Trading in our shares over the last three months has been very limited, so our stock price is highly volatile, leading to the possibility that you may not be able to sell as much stock as you want at prevailing prices.

Because approximately 70% of our then issued and outstanding shares of common stock was tendered in the tender offering closed on July 29, 2014, we currently have a limited amount of shares eligible for public trading. The average daily trading volume in our common stock over the last three months is very limited. If limited trading in our common stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement of our common stock can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.

There are numerous additional factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our shares;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the our industries;
•	customer demand for our products;
•	investor perceptions of the our industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	sales of our shares, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our shares and other interests in our company at a time when you want to sell your interest in us.

Certain of our shareholders hold a significant percentage of our outstanding voting securities.

Mr. Keyan Yan, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 52.6% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

Our outstanding warrants may adversely affect the market price of our shares of common stock.

 There are currently 5,918,000 warrants outstanding, including 368,000 Placement Warrants under the Placement Units. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. The Placement Warrants are identical to those IPO Warrants except that the Placement Warrants may be exercised on a cashless basis even if there is not an effective registration statement relating to the shares underlying the Placement Warrants and the Placement Units and underlying securities are subject to certain transfer restrictions. We also issued to the representative of the underwriters, concurrently with our IPO, for a purchase price of $100, an Underwriters’ Unit Purchase Option to purchase 250,000 units, each unit representing one share of common stock and one IPO Warrant. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

Unlike the warrants underlying the units issued in connection with our IPO, the warrants included in the placement units will not be restricted from being exercised in the absence of a registration statement under the Securities Act in effect covering the shares of common stock issuable upon the exercise of the such warrants and a current prospectus relating to shares of common stock. Therefore, the holders thereof will be able to exercise such warrants regardless of whether the issuance of the underlying shares of common stock is registered under the Securities Act, while public warrants might not be exercisable and may expire worthless.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies, so you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we or lose our status as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer as defined in Rule 405 under the Securities Act and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

If we lose our status as a foreign private issuer at some future time, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that it would not incur as a foreign private issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Republic of the Marshall Islands in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

•	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Future sales or perceived sales of our shares of common stock could depress our stock price.

As of the date of this report, we have 25,417,329 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law.

We are a company incorporated under the laws of the Marshall Islands, and almost all of our assets are located outside the United States. In addition, majority of our directors and officers, and their assets, are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. You may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

Provisions of our articles of incorporation may impede a takeover or make it more difficult for shareholders to change the direction or management of the Company, which could reduce shareholders’ opportunity to influence management of the Company.

Our articles of incorporation permit our board of directors to issue up to five million shares of preferred stock with a par value of $0.0001 from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Republic of the Marshall Islands Company incorporated under the Marshall Islands Business Corporations Act (“BDA”) on January 26, 2012. We were originally organized under the name “Aquasition Corp.” for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. The address of the Company’s principal executive office is Xingfengge Building, Baogaiyupu Industrial Park, Shishi City, Fujian Province of china..

On November 1, 2012, we closed our initial public offering (the “IPO”) of 5,000,000 units with each unit consisting of one share of common stock and one five-year warrant (the “IPO Units”). Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 IPO Units, generating total gross proceeds of $55,500,000 in connection with the IPO. We also issued to the underwriters in the IPO an option to purchase 250,000 units comprised of 250,000 shares of common stock and warrants to purchase 250,000 shares of common stock, at an exercise price of $12.50 per unit (the “Underwriters’ Unit Purchase Option”). In addition, we sold an aggregate of 368,000 units (the “Placement Units”) to our founding stockholders and their designees at $10.00 per unit, generating gross proceeds of $3,685,000. Each Placement Unit consists of one share of common stock and one warrant entitling the holder to purchase one share of common stock.

Following the consummation of our IPO until August 1, 2014, we were searching for a suitable target business to acquire. On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), with KBS International, Hongri International, a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International (each, a “Principal Stockholder”). The Exchange Agreement was subsequently amended on June 21, 2014. The transactions contemplated in the Exchange Agreement (the “Share Exchange”) were closed on August 1, 2014. At the closing, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. In exchange, we issued an aggregate of 22,957,455 shares of common stock of the Company to KBS International. In addition, on July 29, 2014, we completed a tender offer related to the Share Exchange and redeemed the 4,981,736 shares of common stock validly tendered and not withdrawn. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the 22,957,455 shares of common stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International. As a result, following the consummation of the Share Exchange, we had a total of 25,417,329 shares of common stock outstanding.

On October 31, 2014, we held a special shareholder meeting and amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

Principal Capital Expenditures and Divestitures

For the years ended December 31, 2013 and 2014, our total capital expenditures and divestitures were $17.5 million and $11.1 million, respectively. Such expenditures were primarily used for our second and third phase construction of production facility and purchasing production equipment.

B. Business Overview

We are a leading casual menswear company in China with a demonstrated track record of designing, marketing, and selling our own line of fashion menswear. Our products include men's apparel, footwear and accessories, primarily targeting urban males between the ages of 20 and 40 in the Tier II and Tier III cities in China. Tier II cities generally refer to major cities located in each province of China other than the capital city of such province. Tier III cities generally refer to county-level cities in China. Tier III cities that we focus on are the national top 100 county cities identified by the State Statistics Bureau of China each year. These cities are characterized by higher GDP, higher disposable income, better education and better infrastructure as compared with other county-level cities.

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 1,008 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 17 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2014, this network was comprised of 18 corporate stores owned and operated by the company and 84 franchised stores operated by 23 third party distributors or their sub-distributors. The number of stores has grown significantly from 1 corporate store and 7 franchised stores as of December 31, 2006. In the years ended December 31, 2014 and 2013, sales through our corporate stores accounted for 27.4% and 19.2% of our total revenues respectively, and sales through distributors accounted for 69.1% and 78.5% of our revenues, respectively. Total revenue from corporate stores sales for fiscal year 2014 was $16.13 million, compared to $19.1 million for 2013. In 2014 both sales of corporate stores and distribution sales decreased as compared to last year because of the economic downturn in general and fierce competition from online stores.

We have experienced rapid growth in recent years but slowed down in year 2014 and sales developed as a curve footstep. From 2009 through 2014, total net sales increased from $28.1 million to $58.83 million while the net profit decreased from $9.0 million to $6.9 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

•	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the national census in 2010, the population in China between 15-59 years-old was 940 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

•	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 10 employees as of October 17, 2015. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 528 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

•	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

•	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2014, we had 18 KBS branded corporate stores and 84 franchised stores across 17 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2014, we had 23 distributors operating 84 franchise stores. All of our distributors have been working with us from 3 to 7 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

•	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 24 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

•	We plan to develop more wholesales to online stores. We intend to continue to strengthen and expand our brand awareness by do more advertising and improve wholesales to online stores, such as wechat stores, which are increasingly popular in China. We plan to focus on building our network across China through webchat stores, which we believe can help further promote awareness of our brand, showcase our complete product collections, stimulate sales in corporate stores in nearby regions and improve our overall business performance. By the end of 2015, we plan to increase sales to online stores to 20% of our total sales.

•	We plan to establish additional marketing and branch offices. We plan to establish a marketing office in Shanghai by the end of 2015. Our marketing and R&D team will move to the Shanghai office, and our distributors will come to Shanghai for our trade fair, instead of Shishi City in Fujian. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designers which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors. We also plan to establish branch offices in Hunan, Sichuan, Liaoning, Hubei and Zhejiang provinces to better coordinate the development of corporate and franchised stores. Our branch offices will also be responsible for national and regional marketing campaigns, fast feedback reporting system monitoring, inventory control and performance evaluation. In August 2010, we opened up our first branch office in Jiangsu and it was successful in identifying large, well-positioned distributors and good locations for opening up our self-run stores.

•	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

•	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to relocate our design and product development center to Shanghai and plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

•	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City in Anhui Province, China. Currently the facility has a production capacity of 2 million pieces of clothes per year and the facility is on a leased term. This production facility mainly produces ODM products for famous sportswear producers. Since 2011, we have been negotiating with the local government to acquire land use rights for land adjacent to their current facility consisting of 110,557 square meters to build a new facility, a portion of which already been acquired. The construction commenced in 2011 and is to occur in four phases: Phase 1 consists of a 5-story dormitory located at a piece of land of approximately 7,405 square meters that we have already acquired, which was completed in 2012. Phase 2 is to add facilities on another acquired parcel of land of approximately 2,440 square meters with estimated annual production capacity of five million pieces of clothes, and has been completed in 2015. Phase 3 construction is to add additional facilities with estimated annual production capacity of 5 million pieces and is expected to be finished by the end of 2015. Phase 4 will include production facilities with estimated annual production capacity of 10 million pieces, an office building, staff quarters and living facilities, and is expected to be completed by the end of 2018. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “—Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 450 to 600 different styles of products each season and intend to increase the number of our product offerings in the future.

•	We plan to implement an ERP system. We plan to implement an ERP system (which includes a point-of- sale system) to streamline and secure the data simulation process with our distributors and internal communication in 2016. The ERP system will enhance the timing and accuracy of sales information of each store. It collects data and shows records for daily sales, inventory balance and sales analysis. It will also have better control of cash and credit card vouchers management. With the ERP system, reconciliation of bank and cash balances of each store will be easier to achieve. On a national basis, we will track customer preferences and fashion trends geographically in order to keep up with our designs. The ERP system will provide us not only the store and sales analysis, but also just-in-time management and forward looking information such as raw material levels, delivery schedules, cost and management accounting information. As such, we will be able to make prompt responses to market demand. We expect to invest around $1.3 million to implement the system, which will enable us to effectively communicate with our distributors with respect to market information, thus shortening our response time to changing consumer preferences. We intend to rely on cash on hand and anticipated cash flow from its operations to fund the project.

The KBS Brand

We are engaged in a highly competitive industry in which brand image and recognition is critical to attracting customers to purchase our products. We have adopted KBS as a uniform brand name and image for all stores in our distribution network and on all products sold in those stores. The KBS brand was created by Ms. Qinghua Ye in 2006 and registered with the trademark administration authority in 2008. Subsequently, Ms. Ye assigned the KBS trademark to Hongri PRC in 2008. In 2009, Hongri PRC transferred this trademark to France Cock, which then licensed such trademark back to Hongri PRC. Based on our sharp rise in revenue since 2006, we believe that the KBS brand has gained a following in the casual menswear market in the cities where our products are sold.

To promote our brand, we have developed and implemented brand management policies in all of our corporate stores and franchised stores. Our brand management policies set out detailed requirements for store decorations and display of products. This enables us to project a consistent brand image. In addition, each season, our design and product development team develops display concepts, including the presentation of our collections in the stores and the color schemes for the backdrops. We also work closely with our distributors to supervise the daily operations of franchised stores through unscheduled visits to ensure that our brand management policies are properly followed.

We may suspend the supply of our products or terminate distribution agreements in the event that any of our distributors or their sub-distributors consistently fails to comply with our brand management policies.

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2014, the suggested retail prices of our products ranged from RMB 169 to RMB 1,699 (approximately $27.6 to $277.7) for our apparel products and RMB 15 to RMB 999 (approximately $2.45 to $163.26) for our accessory products. Since 2006, we have launched 1,008 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2014, our design and product development team comprised 10 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Yan Keyan, who has more than 24 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

In a typical season, we design and make around 600 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 450 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan.

We plan to relocate our design and product development center from Shishi City, Fujian Province to Shanghai for product design and market research and analysis by the end of 2016. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designers which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 17 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of December 31, 2014, we owned and operated 18 corporate stores with an average floor area of approximately 110 square meters. The number of corporate stores has grown significantly in recent years from 1 as of December 31, 2006, with the aggregate floor area increasing from approximately 60 square meters as of December 31, 2006 to approximately 1,974 square meters as of December 31, 2014. In the years ended December 31, 2014 and 2013, sales through our corporate stores accounted for 27.4% and 19.2% of our total revenues respectively.

We directly own and operate all of our corporate stores. This direct control enables us to have closer relationship with our ultimate customers and better understanding of market trends and consumer preferences. Required capital for opening of each store depends on the location and area of the designated store. On average, the renovation cost per store is around $50,000 and the first year of rent payment is around $380,000 including premium paid to last owner. Rental period varies from two to five years. The total capital required to open a new store is generally around $430,000 per store. Once negotiation of rent is concluded, it takes one to two months to open up a store. We usually open up stores right before a peak season, such as labor holiday in May, National holiday in October and Chinese New Year in January/February. On average, new stores break even after one to three months of operation.

We have two standard designs for our corporate stores. For corporate stores opened in second tier cities, we have a higher aesthetic standard compared with corporate stores in third and fourth tier cities. We generally locate our corporate stores at street level to access high pedestrian flow. Normally, we will sell in-season stock in our second-tier city corporate stores. Our second-tier city corporate stores are also designed to showcase our marketability to potential distributors so as to induce them to join our distributorship. For stores opened in the third and fourth tier cities, we normally sell some of our slow-moving or off-season stock at a discount due to our awareness of the generally lesser amount of disposable income available to residents of these cities. During certain times of the year, such as the New Year, Chinese New Year and Labor Day, we will organize promotional discounts together with our franchised stores to attract more customers and increase our stock turnover.

Franchised Stores

We sell a substantial amount of our products to our franchised distributors who in turn sell them to retail customers through KBS branded retail stores operated by our distributors or their sub-distributors. Since 2013, we have also been selling products to 3 provincial distributors without their own stores, or the no-store distributors, on a trial basis. We do not have any ownership in, or controlling relationship with, these franchised stores, but we have entered into distribution agreements with them in the Company’s standard form, pursuant to which we require distributors and their sub-distributors to sell only KBS products in these stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the stores operated by them and their sub-distributors. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors. This allows us to distribute our merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China.

We have been building up our selected franchised distributor network since 2007. As of December 31, 2014, we had 23 franchised distributors who operated 84 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for more than 3 to 7 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 78 square meters as of December 2014. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 6,592 square meters as of December 31, 2014. In the years ended December 31, 2014 and 2013, sales through our distributors accounted for 69.1% and 78.5% of our revenues, respectively.

During the fiscal year ended December 31, 2013, we had 3 customers exceeding 10% of net sales, namely Youfu Jiang, Zhiyan Wang and Jinshu Chi accounted for 16%, 14.9% and 15% of revenues, respectively. During the fiscal year ended December 31, 2014, we had one customer exceeding 10% of our net sales, which accounted for 16.40% of our revenues.

Sales generated by our five best-performing franchised distributors accounted for approximately 43.93% and 54.04% of our revenues in the years ended December 31, 2014 and 2013, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. As the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

We are highly selective in appointing distributors. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. We maintain good relationships with many regional or local distributor candidates which we identify through our internal research and external referrals but only appoint a handful of them to become our distributors. We evaluate the relevant experience of the distributor candidates in operating retail stores, their financial condition and sources of funding required for the establishment of a regional distribution network and their ability to develop a network of retail stores in the designated distribution region of a given distributor before we make any appointment.

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

•	Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

•	Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

•	Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

•	Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The discounted wholesale prices to distributors are classified into the following three categories: provincial distributor at a discount of 65%, district distributor is 60% and single store is 52%.

•	Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB800,000 for each store.

•	Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million to RMB1 million as a deposit upon placing an order. Upon delivery of the orders, we will deduct amounts on deposit from the purchase price. For new and small district distributors, we normally require them to pay the balance before the delivery of its products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties or encouraging them to order more. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

•	Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

•	Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

•	Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

•	Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

When opening new retail stores, our distributors conduct research on the market potential of the proposed retail sites, after which they will provide us with an application for opening a new retail store. In reviewing applications, we consider factors including the store location, store layout, available area, market opportunities, competitors and estimated sales. We conduct selected on-site investigations to verify applications filed by our distributors. Our retail stores are generally located in convenient retail locations in their respective cities and thus benefit from high volumes of pedestrian traffic.

Effective monitoring of distributors and their retail stores is critical to our success. We have a team in our marketing, sales and distribution department to monitor our distributors’ and their sub-distributors’ performance, who conduct on-site inspections of selected retail stores each quarter without prior notice to ensure compliance with our store management guidelines. According to the results of our inspections, we, from time to time, make suggestions to our distributors with respect to the opening or closure of their retail stores. Distributors also need to submit to us their annual/ semi-annual plans to estimate their orders for the next season and their plan to improve the performance of existing retail stores or expand by opening new retail stores. This reporting system enables us to access up-to-date sales projections of our distributors and their sub-distributors, which reflects the overall level of retail sales of our products. It also provides us with the expansion plan of each distributor which helps us prepare our overall development plan in a more accurate manner.

We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provides training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2014:

Location	As of December 31, 2014
Fujian	12
Guangdong	4
Guangxi	2
Jiangsu	5
Anhui	1
Zhejiang	1
Chongqing	11
Inner Mongolia	1
Tianjin	9
Beijing	3
Jilin	3
Hebei	6
Heilongjian	6
Sichuan	11
Total	84

Pricing Policy

We sell our products to our distributors at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our stores to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors to ensure that they follow our pricing policy. See “—Franchised Stores” above.

Production

Our production facility was originally located in Shishi City in Fujian Province and started production in 2006. Our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year and the facility is on a leased term. This production facility mainly produces ODM products for famous sportswear producers. Our production facility had been operating at full capacity between 2009 and 2012. In 2013, we produced about 0.46 million units at the operating capacity of 23%, while in 2014, we produced about 0.39 million units at the operating capacity of 19.5%.

Since 2011, we have been negotiating with the local government to acquire land use rights for land adjacent to our current facility consisting of 110,557 square meters to build a new facility. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters on March 19, 2012 and May 28, 2012, respectively, and are in the process of obtaining approval from the relevant government bureau for the remaining land use right transfer. The construction commenced in 2011 and is to occur in four phases: Phase 1 consists of a 5-story dormitory located at a piece of land of approximately 7,405 square meters that we have already acquired, which was completed in 2012. Phase 2 is to add facilities on another acquired parcel of land of approximately 2,440 square meters with estimated annual production capacity of five million pieces of clothes, and the construction has been completed in 2015. Phase 3 construction is to add additional facilities with estimated annual production capacity of 5 million pieces and is expected to be finished by the end of 2015. Phase 4 will include production facilities with estimated annual production capacity of 10 million pieces, an office building, staff quarters and living facilities, and is expected to be completed by the end of 2018. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. All of the products produced by our ODM contract manufacturers bear the brand name KBS. As of June 30, 2014, we had 6 ODM contract manufacturers. In the years ended December 31, 2013 and 2012, we had 6 and 7 ODM contract manufacturers, respectively. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $23.2 million and $53.8 million for years ended December 31, 2014 and 2013, respectively, accounting for approximately 96.6% and 94% of our total cost of sales in the respective periods.

As of December 31, 2014, our principal ODM contract suppliers included the following:

No.
1	Shishi Chen Xin Sports Goods Co. Ltd.
2	Shishi Bieqi Apparel Co., Ltd.
3	Shishi Kai Quan Apparel Co., Ltd.
4	Shishi Nanya Economic Development Co.,Ltd
5	Quanzhou Mou He Apparel Co., Ltd.
6	Shishi Xufu Apparel Co., Ltd.
7	Ju Long (Quanzhou) Industrial Co., Ltd

We are not materially reliant on any single ODM contract supplier.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors and the department store chains place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our ODM contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our ODM contract manufacturers immediately after each of our two seasonal sales fairs, usually in May for our autumn and winter products and in October for our spring and summer products, where we confirm sales orders with our distributors and department store chains. This enables us and our ODM contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors and department store chains on a just-in-time basis so as to minimize our inventory levels.

Quality Control

Product quality control is a critical aspect of our business. Our dedicated quality control team performs various quality inspection and testing procedures, including random sample testing at different stages of our production process, to ensure that our products meet or exceed the expectations of our consumers. We also perform routine product inspections on every batch of our products and sample testing to ensure consistent quality of our products, including semi-finished and finished products.

We have implemented a centralized system for procurement and inspection of raw materials and ancillary components to help ensure a stable and high quality supply. Those materials and components that fail to meet our tests may be returned to the suppliers for replacement. Our quality control team also carries out quality control procedures on the products produced by our ODM contract manufacturers. We conduct on-site inspections of our ODM contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our ODM contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to ODM contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from ODM contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our ODM contract manufacturers to meet our quality standards.

In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our ODM contract manufacturers, primarily by requiring our ODM contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. We also intend to apply more stringent standards for inspecting products manufactured for us by our ODM contract manufacturers.

Marketing and Advertising

We have conducted multi-channel marketing campaigns to advertise our products to our target customers through advertising in newspapers, magazines, the Internet, and billboards, and organizing regular and frequent in-store marketing activities and road shows.

We have implemented strict requirements on our distributors with respect to the display and promotion of our products to ensure consistent branding and enhance marketing results. Our distributors are required to ensure that our marketing strategies are implemented at the retail outlets managed or authorized by them, including displaying our products according to our specifications and using our billboard advertisements. We also assign sales representatives to monitor the in-store displays of our products at various retail outlets on a regular basis to help ensure that our retailers have followed our product display policies.

In the years ended December 31, 2014 and 2013, our total advertising and promotional expenses amounted to approximately $1.63 million and $2.5 million, respectively, which accounted for approximately 2.8% and 2.5% of our revenues in the respective periods.

Competition

The menswear industry in China is a fragmented industry. Competition mainly comes from local market players such as Exceed, Xiniya, Zuoan and Cabbeen. We believes that we differentiate ourselves by providing more fashionable, younger-looking and leisure products, and competitive pricing without giving up the casual feel of our products.

We compete primarily on the basis of product design, brand recognition, operational efficiency and a low cost structure. Some of our domestic competitors have a stronger customer base, greater resources and more industry expertise than us. However, we believe that we can continue to successfully compete with our local competitors due to our unique product designs.

Intellectual Property

We currently have the licenses to use two registered trademarks in the PRC.

The registered trademarks on which we have licenses are the following:

Trademark	Registration No.	Valid Term
KBS	4342760	January 1, 2014 - December 31, 2018

	3199344	January 1, 2006 - December 31, 2015

We believe that these trademarks provide significant value as they are important for marketing and building brand recognition. We are not aware of any third party currently using trademarks similar to our trademarks in the PRC on the same products.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors—Risks Related to Our Business—We have limited insurance coverage in China and may not be able to recover insurance proceeds if we experience uninsured losses.”

Regulation

Because our primary operating subsidiaries are located in China, we are subject to China’s national and local laws detailed below. We believe that we are in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies and that all license fees and filings are current.

Foreign Invested Entity and Foreign Investment in Commerce Sectors

The establishment, alteration, registered capital requirement, corporate governance, and similar matters, of Hongri PRC will be governed by the Wholly Foreign Owned Enterprise Law of the PRC, which was promulgated on April 12, 1986 and amended on October 31, 2000, and its Implementation Rules which were promulgated on December 1990 and amended on April 12, 2001 and February 19, 2014.

In addition, on April 16, 2004, MOFCOM issued the FICE Regulation to open up the commerce sector to foreign investment, and also to provide for various market entry restrictions against foreign investment in companies engaged in the wholesale, retail, commissioned sale and/or franchise business, or FICEs. FICEs are required to obtain special approvals from the national or provincial-level MOFCOM offices to conduct the foregoing commerce business.

Product Quality

The principal legal provisions governing product liability are set forth in the PRC Product Quality Law, which was promulgated in February 1993 by the SCNPC and amended in July 2000 and August 2009.

The PRC Product Quality Law stipulates the responsibilities and obligations of product sellers and producers. Violations of the PRC Product Quality Law may result in the imposition of fines. In addition, the seller or producer may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the PRC Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Consumer Protection

The principal legal provisions for the protection of consumer interests are set forth in the Law of the PRC on Protection of Consumer Rights and Interests, or the Consumer Protection Law, which was promulgated in October 1993 amended in October 2013. The Consumer Protection Law sets forth standards of behavior that businesses must observe in their dealings with consumers.

Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating entity may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the Consumer Protection Law, if the legal rights and interests of a consumer are violated during the purchase or use of goods, the consumer may seek compensation from the seller. If the manufacturer or an upstream distributor is responsible, after compensating the consumer, the seller may recover the corresponding amount from the manufacturer or the upstream distributor. Consumers or other persons who suffer personal injury or property damages due to defects in products may seek compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Trademarks

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration of Industry and Commerce handles trademark registration and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements and transfer agreements must be filed with the Trademark Office for record.

Dividend Distributions

Substantially all of our sales are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

We are currently subject to PRC corporate income and other taxes at the level of our PRC operating subsidiaries, to a 5% dividend withholding tax on profits distributed from our PRC operating subsidiaries to their HK holding company, and, if the Company is subject to US taxation, to US taxes on amounts received in distribution from its subsidiary(ies). There is no income tax in Hong Kong, the BVI or the Marshall Islands on amounts distributed up through the entities from the PRC, or any dividend withholding tax in HK, the BVI or the Marshall Islands. The combined entities' obligation to pay dividends to the shareholders of the Company is calculated on an after-tax basis, and therefore is net of the taxes.

Environmental Matters

Our facilities are subject to various governmental regulations related to environmental protection. We use a myriad of chemicals in our operations and produce emissions that could pose environmental risks. Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials, including, China’s Environmental Protection Law, Law of the People’s Republic of China on Appraising of Environment Impacts, China’s Law on the Prevention and Control of Water Pollution and its implementing rules, China’s Law on the Prevention and Control of Air Pollution and its implementing rules, China’s Law on the Prevention and Control of Solid Waste Pollution, and China’s Law on the Prevention and Control of Noise Pollution. We are subject to periodic inspections by local environmental protection authorities.

We did not incur material costs in environmental compliance in fiscal years 2014 and 2013. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Circular 37

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“Circular 37”), which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

As we stated under “Risk factors—Risks Related to Doing Business in China— Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us,” we have notified substantial beneficial owners of our company who we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Employee Stock Option Plans or Incentive Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. We have not granted any incentive shares or share options to our PRC citizen employees; however, if we do so in the future, our PRC citizen employees who are granted restricted shares or share options will be subject to these rules.

M&A Rule

On August 8, 2006, six PRC regulatory agencies promulgated the Foreign M&A Rule, which was later amended in June 2009.

The Foreign M&A Rule, among other things, govern the approval process by which a PRC company may participate in an acquisition of assets or equity interests by foreign investors. The Foreign M&A Rule allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The Foreign M&A Rule also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, requires that consideration must be paid within defined periods, generally not in excess of a year. The Foreign M&A Rule also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited.

In addition, the Foreign M&A Rule regulates “Round-trip Investments.” For further information, please see the discussion under “Risk Factors – Risks Related to Doing Business in China – our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Hongri PRC constitutes a Round-trip Investment without MOFCOM approval.”

C. Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plants and Equipment

Our company has established a nationwide distribution network covering 17 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2014, this network was comprised of 18 corporate stores owned and operated and 84 franchised stores operated by 23 third-party distributors or their sub-distributors.

Relocated from Shishi City, Fujian, China in March 2011, our company’s production facility is currently located in Taihu City in Anhui Province, China. The facility has a production capacity of 2 million pieces per year and is on a year-on-year renewable lease basis. By relocating from the coastal area to Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. We manufacture a variety of menswear products, including, jeans, shirts, suits and socks. Because of its variety and complexity in the production process, these products require special sewing machines and workmanship, which we currently do not possess. In addition, as of December 31, 2014, we had only 134 employees employed in production operations and therefore did not have a sufficient skilled work force to produce our branded products at our own facility. As a result, the company is not yet able to produce KBS branded products and has outsourced its KBS branded product manufacturing to other established ODM manufacturers. The company has completed building a new factory for the second phase at the end of 2014. This second phase has an annual production capacity of 5 million pieces if we purchase enough production facility in year 2015. We expect to be able to produce at least 60% of our own branded products in terms of pieces (accounting for approximately 76% of revenue) upon completion of the second phase. We do not expect to produce jeans, shirts and suits and other accessories in the short term, which amounted to 40% by pieces (accounting for approximately 24% of revenue) in 2014. For the products it does not manufacture, we will still uses a reliable and extensive network of outsource manufacturers in the Fujian and Zhejiang regions.

Our company is acquiring land adjacent to its current facility consisting of 110,557 square meters to build a new facility. We obtained a portion of such land use rights for two pieces of land of 7,405 square meters and 2,440 square meters on March 19, 2012 and May 28, 2012, with the book value of RMB 3,570,484 and RMB 957,331 respectively. And we are in the process of obtaining approval from the relevant government bureau for the remaining land use right transfer. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We will be in a better position to schedule our construction plan once we acquires the land use right, but we currently expect the construction of the new production facilities to be completed by 2018.

We lease the premises for our 18 corporate stores. Seven of these stores are located in shopping malls. A further ten stores are in other locations. We have undertaken various measures to verify the lessors’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. We has requested and received copies of land use rights certificates for all seven stores located in shopping malls and two stores located in other places. The remaining eight stores are located in rural areas where land use rights are held collectively by villages, where records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believes the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores. In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company.

We paid a total of RMB 3,148,000 and RMB 3,106,000 as rental fees for the 18 corporate stores in fiscal years 2013 and 2014, respectively. The total area of these 18 corporate stores is 1972 square meters. The sales of each store and its location are shown below:

Area	Sales in fiscal year 2013( USD)	Sales in fiscal year 2014(USD)
shop at shishi factory	1,403,005	1,135,762
Jinjiang Hankou	584,186	476,530
Shishi zhixiang	502,989	596,478
Shishi Yongning	782,524	395,305
Shishi Jinshang	424,041	274,625
Jinjiang Longhu	694,050	548,685
Nanan	809,919	567,466
Wukeng	751,392	510,592
Yinglin	758,285	599,027
Gouxi	838,716	605,038
Xiamen Wanda shop	587,415	463,275
Xingjiang Dongshi	759,142	580,668
Zhangzhou Wanda	738,115	582,088
Fuzhou Shimao	1,170,975	937,192
Putian Wanda Shop	1,260,334	1,017,318
Quanzhou Dayang	405,366	332,780
Quanzhou Wanda	286,156	505,756
Ningde Wanda	84,310	393,554
Total:	12,840,916	10,522,137

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2014, the suggested retail prices of KBS’s products ranged from RMB 169 to RMB 1,699 for its apparel products and RMB 15 to RMB 999 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched 999 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 17 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2014, this network was comprised of 18 corporate stores owned and operated and 84 franchised stores operated by 23 third-party distributors or their sub-distributors. The number of stores has grown significantly in recent years, from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. In 2014, the distributors closed 12 franchised stores because of the decreased sales demand significantly reduced profitability. The number of our corporate stores remained the same in year 2014, and our original strategy is to attract more distributors to join our franchised model. Because of the economic slowdown in China and fierce competition from our competitors and online stores sales from franchised stores went down compared to fiscal year 2013. Our management believes that we are well positioned to develop more ODM and online sales directly to customers and consumers within 2015. Excluding sales from the franchised stores and corporate stores, the Company expects the portion of other sale including ODM and wholesale to online or other shops will account for more than 20 percent of total sales in 2015.

KBS acts as an original design manufacturer, or ODM, upon request. Income from such services accounted for 3.47%, 2.36% and 3.90% of revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The facility has a production capacity of 2 million pieces per year and is on a year-on-year renewable lease basis. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, Our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes ODM orders from other sportswear companies, like Xtep. KBS is acquiring land adjacent to its current facility consisting of 110,557 square meters to build a new facility. We obtained a portion of such land use rights for two pieces of land of 7,405 square meters and 2,440 square meters on March 19, 2012 and May 28, 2012, respectively and is in the process of obtaining approval from the relevant government bureau for the remaining land use right transfer. Once completed, total production capacity of the facility is expected increase to 20 million pieces per year from the current capacity of 2 million pieces per year. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. The company will schedule its construction plan once it acquires the land use right and expects the construction of new production facilities to be completed by 2018. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the timeline of the construction of the adjacent facility has been delayed. We will be in a better position to schedule our construction plan once we acquire the land use right, but we currently expect the construction of the new production facilities to be completed by 2018. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM manufacturers in China. At the same time, by building our own factory will have the ability to maintain control over our production process in the longer term.

Principal Factors Affecting Financial Performance

KBS’s operating results are primarily affected by the following factors:

•	Growth of China’s menswear industry. With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets and it is larger than the U.S. market based on retail sales of men’s apparel products in 2011. As a leading provider of casual menswear in China, KBS believes they are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

•	Brand recognition. KBS derives all of KBS’s revenues from sales of the KBS branded products in China, and KBS’s success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of KBS’s brand may affect the selling prices and market demand for KBS’s products, the profit margin of KBS can achieve, and KBS’s ability to grow.

•	Ratio of franchised stores to corporate stores in KBS’s sales network. The ratio of franchised stores to corporate stores in terms of floor area in KBS’s sales network affects KBS’s results of operations in a given period. The franchised stores operated by KBS’s distributors have been and will continue to be the main contributor to KBS’s revenue for the foreseeable future. Under the distribution business model, KBS sells directly to KBS’s distributors and recognize revenues upon delivery of KBS’s products to them. Such distribution network has enabled KBS to accelerate sales growth at a much lower cost than opening direct stores and has limited KBS’s inventory and sales risks. Corporate stores operated by us, despite incurring more significant capital expenditures as compared with franchised stores, allow KBS more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of KBS’s business. In addition, KBS’s corporate store sales generally have a higher gross profit margin than sales to distributors because KBS is able to sell the products at retail prices directly to the end-consumers and because KBS recognizes expenses relating to KBS’s corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in KBS’s sales network will affect KBS’s gross profit margin.

•	Product offering and pricing. KBS’s success depends on KBS’s ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of KBS’s products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. KBS’s new products may not receive consumer acceptance as consumer preferences could shift rapidly, and KBS’s future success depends in part on KBS’s ability to anticipate and respond to these changes.

•	Fluctuations in raw material supply and prices. The per unit cost of producing KBS’s products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact KBS’s gross margins if KBS is not able to offset such price increases through increases in KBS’s selling price or changes in product offerings and mix.

KBS believes that the global economic crisis and macroeconomic trends could continue to put significant pressure on consumer spending in most markets worldwide, so KBS’s future performance remains subject to the inherent uncertainty presented by volatile macroeconomic conditions. These conditions could continue to affect Target’s business in a number of direct and indirect ways, including lower revenues from decreased product demand, compressed margins and/or increased costs, lack of credit availability and business disruptions due to difficulties experienced by suppliers and customers. KBS strives to position ourselves, from both a financial and an operational perspective, as a company that can react quickly and adapt effectively to evolving macroeconomic conditions, fluctuations in product demand and changes in liquidity and capital demands.

Financial Statement Presentation

Revenue. During the periods covered by this section, we generated revenue from sales of our menswear products.

Cost of sales. During the periods covered by this section, our cost of sales primarily consisted of the costs of our outsourcing cost, raw materials, labor and overhead. We did not have any inward or outward freight charges as these charges are borne by our distributors and suppliers.

Gross profit and gross margin. For the periods covered by this section, our gross profit is equal to the difference between our net sales and cost of sales. Our gross margin is equal to the gross profit divided by net sales. Our gross margin may not be comparable to those of other retail entities since some retail entities include all of their distribution network costs in cost of sales and others, like us, include these expenses in another statement of operations line item.

Administrative expenses. For the periods covered by this section, general and administrative expenses consisted primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations.

Selling expenses. For the periods covered by this section, our selling and marketing expenses consisted primarily of compensation and benefits to our sales and marketing staff, store rent, business travel, coordination with distributor marketing and promotions, transportation costs and other sales related costs.

Comparison of Fiscal Years Ended December 31, 2014 and 2013 (on a pro forma basis)

The following table sets forth key components of our results of operations, on a pro forma basis as if the Share Exchange occurred at the beginning of 2014, for the years ended December 31, 2014 and 2013, both in U.S. dollars and as a percentage of our revenue.

	Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Sales	Amount	% of Sales
Revenue	58,832,481		99,559,814
Cost of sales	-39,416,973	-67%	-57,363,839	-58%
Gross profit	19,415,508	33%	42,195,975	42%
Operating expenses
Distribution and selling expenses	-7,191,606	-12%	-6,238,995	-6%
Administrative expenses	-4,649,229	-8%	-2,211,431	-2%
Total operating expenses	-11,840,835	-20%	-8,450,426	-8%
Other income	252,748	0%	367,896	0%
Other gains and losses	-2,036,508	-3%	96,806	0%
Profit from operations	5,790,913	10%	34,210,251	34%
Finance costs	-23,630	0%	-11,421	0%
Change in fair value of warrant liabilities	3,417,053	6%	45,442	0%
Profit before tax	9,184,336	16%	34,048,388	34%
Income tax	-2,307,354	-4%	-8,629,022	-9%
Profit for the year	6,876,982	12%	25,419,366	26%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

By business	Distribution network		Corporate stores		ODM		Consolidated
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	December	December	December	December	December	December	December	December
	31, 2014	31, 2013	31, 2014	31, 2013	31, 2014	31, 2013	31, 2014	31, 2013
Sales to external customers	40,654,657	78,111,563	16,134,537	19,093,669	2,043,287	2,354,582	58,832,481	99,559,814
Segment revenue	40,654,657	78,111,563	16,134,537	19,093,669	2,043,287	2,354,582	58,832,481	99,559,814
% of Sales	69%	78%	27%	19%	3%	2%	100%	100%
Segment gross margins	12,382,562	28,162,776	6,327,728	13,277,404	705,218	755,795	19,415,508	42,195,975
Gross margin rate	30%	36%	39%	70%	35%	32%	33%	42%

Segment sales

For the year ended December 31 2014, total revenue reached approximately $58.8 million, decreasing 40.1% from $99.5 million for year ended December 31, 2014. The Company reports financial and operating results in three segments: distributor network, corporate stores and ODM.

Distributor Network — Revenue from the Company's distributor network reached approximately $40.6 million for year ended December 31, 2014, a decrease of 48% from $78.1 million in the prior year. The distributor segment accounted for 69% of the total revenue, compared to 78% during last year. Gross profit margin for the Company's distributor network decreased to 30% from 36% for last year. The gross profit decreased due to the reduction of unit price in year 2014, which order to assist our distributor’s to improve their sales. Revenue from distribution sales increased in year 2013 and decreased in year 2014, some distributors’ sales went down in year 2014 because they bought in too many stock at the end of year 2013, the stock was not sold well and the distributors was unable to repay all the debts to us, so we suspended to provide new product before the distributors return the debt to the company.

The Company's distributor network consisted of 26 distributors in 17 provinces during the year of 2014. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of December 31, 2014, distributor operated a total of 84 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue for corporate stores for the fiscal year 2014 reached approximately $16.1 million, compared to $19.1 million during the same period last year. As of December 31, 2014, the Company operated 18 corporate stores, all located in Fujian, maintaining the same number of stores as of December 31, 2013.

The corporate stores segment contributed 27% of total revenue, compared to 19% in year 2013. Gross profit margin for the Company's corporate stores was 39%, compared to 70% in year 2013. This margin compression is primarily due to store composition as more of the Company's remaining corporate stores are located in shopping malls which tend to be more promotional than freestanding stores. Additionally, we reduced the sale price of our goods in corporate stores to stimulate sales.

ODM — The ODM segment is comprised of products that are designed and manufactured by the Company and then rebranded and sold by other firms. Revenue from the ODM segment decreased by 13.2% to $2.04 million for the year ended December 31, 2014, compared to $2.3 million during the same period last year. Gross profit margin increased to 35% from 31.9% of year 2013.

Cost of sales and gross profit rate

Cost of sales was $39.4 million for the year of 2014, decreased by 31% from $57.3 million in the prior year period. Gross profit for year 2014 was $19.4 million, compared to $42.1 million in year 2013. Due to a higher percentage of sales from franchised stores and the decreased unit price to improve sales in year 2014, the gross profit rate decreased from 42% in year 2013 to 33% in year 2014. The company also launched a promotional event to sell at lower prices to attract more customers, which made the gross profit rate lower compared to previous year.

Administrative expenses

Administrative expenses increased by $2.5 million, or 109%, to $4.7 million for the year ended December 31, 2014, from $2.2 million for the prior year period. The increase of $2.5 million was mainly due to the non-recurring legal and professional fees from the Share Exchange and additional expenses incurred on outsourcing design of products.

Distribution and selling expenses

Selling and distribution expenses increased by $0.95 million, or 15.2%, to $7.19 million for the year ended December 31, 2014, from $6.24 million for the prior year period. Selling expenses accounted for 12% of total revenue, compared to 6% for the same period last year. The increase in selling expenses was mainly due to the increase in advertisement expense of about $1.63 million for 2014.

Other gains and losses

Other gains and losses decreased by $2.13 million, or 216%, to -$2.04 million for the year ended December 31, 2014, from $0.09 million for the prior year period. The increased loss was primary attributable to the additional provision on bad debt from a client.

Change in fair value of warrant liabilities

We currently have 5,918,000 warrants outstanding. The fair value of outstanding warrants decreased to $15,369 as of December 31, 2014 from $3,432,440 as of December 31, 2013. Change in fair value of warrant liability increased to $3.4 million for the year ended December 31, 2014, from $0.04 million for year 2013.

Profit for the year

Profit for the year was $6.88 million for the year ended December 31, 2014, compared to $25.42 million for the same period in 2013, representing a decrease of $18.54 million or 72% in year 2014. Net margin was 12% for the year ended December 31, 2014, compared to 25.9% during the same period last year.

Profit for the year decreased due to some reasons: (1) the unit selling price cut down make the gross profit decrease,(2) the expense on corporate shops keep same with 2013 but the revenue from corporate shops decreased, (3) the administrative expenses and distribution and selling expenses still keep high portion of revenue. (4) the promotion sales did not contribute profit for the company.

Earning per fully diluted share was $0.27 for the year ended December 31 of 2014, compared to $1.00 in the prior year period.

B. Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $20.6 million. To date, we have financed our operations primarily through net cash flow from operations and the proceeds from the Share Exchange. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates, the pricing of our products, and sales of our corporate stores. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus:

	Cash Flow
	(all amounts in U.S. dollars)
	Fiscal Year Ended
	31-Dec
	2014	2013
Net cash provided by (used in) operating activities	$-3,336,527	$15,937,350
Net cash provided by (used in) investing activities	-17,538,013	-11,145,890
Net cash provided by (used in) financing activities	-1,991,843	986,878
Net increase (decrease) in cash and cash equivalents	-22,866,383	5,778,338
Effects of exchange rate change in cash	-229,122	1,591,835
Cash and cash equivalents at beginning of the period	43,700,087	36,329,914
Cash and cash equivalent at end of the period	$20,604,583	$43,700,087

Operating Activities

Net cash used in operating activities was $3.3 million in the year ended December 31, 2014, compared with $15.9 million provided by operating activities in 2013. This change was mainly due to the increase of trade receivables of $11 million as the Company had account receivables in an amount of $13 million as of December 31, 2013 which have not been collected during 2014. The Company intends to enhance its credit control policy of its distributors.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2014 was $17 million, compared with $11 million net cash used in investing activities in the same period last year. The increase in net cash used in investing activities was mainly due to payments for construction cost of our production facility in Taihu City in Anhui Province, China.. The prepaid amount of $ 15.7 million for the construction of our production facility was made against the phase 2 and 3 of the Taihu facilities construction. Related payment for the Taihu factory was $11.2 million in 2013. In addition, in 2014, the Company spent an additional $1.9 million purchasing new plant and equipment.

Financing Activities

Net cash used in financing activities in fiscal year 2014 was $1.99 million, as compared to $1.0 million in fiscal year 2013. The decrease of net cash provided by financing activities was mainly attributable to repayment of bank loans of $1.97 million raised by our Anhui facilities for its own working capital purpose. The company made interest payments of $23,630 in fiscal year 2014 as compared with $116,421 in fiscal year 2013

Accounts payable due to KBS International

The accounts payable of $5.3 million due to KBS International from Hongri International has been transferred to reserves of Hongri International with KBS' consent in connection with the Acquisition and dissolution of KBS.

Loans, Other Commitments, Contingencies

As of December 31, 2014, we do not have any bank loans. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. For the years ended December 31, 2014 and 2013, our researched and development expenses amounted to $0.57 million and $0.07 million, respectively, accounting for approximately 0.97% and 0.07%, of our total revenue, respectively. These expenses consist primarily of outsourced design service fee and salary expenses of research and design department.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2014.

	Payments Due by Period
	Less than			More than
Contractual Obligations	1 year	1-3 years	3-5 years	5 years
Construction Obligations	$72,111,518	$-	$-	$-
Operating Lease Obligations	509,206	307,294	-	-
Purchase of finished goods and material		-	-	-
Total	$72,620,724	$307,294	$-	$-

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $112 million). This is the frame contract for the construction of Anhui factory and round estimation , until December 31,2014 we already paid $ 41.11 million in total on the phase 1, 2, 3 of construction based on detailed phase contract, the balance of $ 72 million just for reference, the balance of cost on construction of the Anui factory need to be based on the on time budget on every phase. The capital on construction most will come from the cash balance on the account as at December 31, 2014 and the new profit of following year.

Anhui Land Use Right Acquisition Contract

On September 2, 2010, Hongri PRC entered into an agreement with a third party to acquire a land use right in relation to the development of factories in Taihu City, Anhui Province, at a total consideration of RMB 43 million (approximately $6.3 million). Full consideration was paid in September 2010. We obtained the land use right of two pieces of land of 7,405 square meter and 2,440 square meter on March 19, 2012 and May 28, 2012 respectively and is in the process of obtaining approval from the relevant government bureau for the remaining land use right transfer.

Except as set forth above, we have no other material long-term debt, capital or operating lease or fixed purchase obligations.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in the Chinese economy and the apparel industry and continually maintain effective cost controls in operations.

Seasonality

Our business, like that of many retailers, is seasonal. Historically, we have realized more of our revenue and earnings in the fourth quarter, which includes the majority of the holiday shopping season, than in any other fiscal quarter.

Critical Accounting Policies

The preparation of financial statements is in conformity with IFRS as issued by the IASB. It requires the Company’s management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. The Company has identified certain accounting policies that are significant to the preparation of Company’s financial statements. These accounting policies are important for an understanding of the Company’s financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. The Company believes the following critical accounting policies involve the most significant estimates and judgments used in the preparation of the Company’s financial statements.

Revenue Recognition

We recognize our revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities as described below.

Sales of goods—wholesale Revenues are recognized upon delivery of products to distributors, and when there is no unfulfilled obligation that could affect acceptance of products by distributors. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors. Delivery costs incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Provisions for estimated sales return were estimated at nil 2013 and 2014. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 90 days from 2013 to 2014.

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative in 2014 to buyback certain excessive inventory from certain distributors so that the relationship with authorized retailers and distributors can be developed in a healthier long-term manner.

Sales of goods—retail we have 18 corporate shops as at December 31, 2014. Revenues generated from these corporate shops are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers, who bear all related program costs.

Interest income Interest income is recognized using the effective interest method.

Impairment of Trade and Other Receivables

We assess the collectability of trade and other receivables. Such assessment is based on the credit history of our distributors and current market conditions. We reassess the impairment losses at each statement of financial position date and make provisions, if necessary.

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of changed competitive conditions.

Provision for Estimated Sales Return

We reassess the provision for estimated sales return at each statement of financial position date based on current market conditions and adjust provision, if necessary.

Provision for Liability

We reassess the provision for constructive liability at each statement of financial position date based on current market conditions and adjust provision, if necessary.

Income Tax

We are required to pay income taxes in the PRC. In order to determine the provision for income taxes, we have to exercise critical judgment. During the ordinary course of our business, there may be ultimate determinations on income taxes that contain uncertainty. We recognize liabilities for expected taxes based on our estimates of whether additional taxes may be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

NAME	AGE	POSITION

Keyan Yan	43	Chairman, Director and Chief Executive Officer

Themis Kalapotharakos	39	Executive Director

Lixia Tu	34	Chief Financial Officer

John Sano	44	Independent Director

Matthew C. Los	49	Independent Director

Mr. Keyan Yan. Mr. Yan has been the Chairman of our board of directors and Chief Executive Officer since the closing of the Share Exchange on August 1, 2014. Mr. Yan has over 15 years of senior management experience. He served as Chairman and Chief Executive Officer of KBS International between March 2011 and August 2014. From 1994 to present, Mr. Yan has served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi, China from 1989-1994. Mr. Yan obtained a certificate of corporate management from Xiamen University in 1992.

Ms. LixiaTu. Ms. Tu became the Company’s Chief Financial Officer on June 25, 2015. Ms. Tu has more than eight years of accounting and audit experience, familiar with IFRS, US GAAP, Sarbanes-Oxley and the compliance requirements of SEC. After she worked as a project manager at BDO China Fu Jian SHU LUN PAN Certified Public Accountants for four years, she worked as a CFO or a financial consultant for some other companies. Ms. Tu holds a Master’s degree in professional accounting from the University of Deakin in Australia. Ms. Tu is also a member of the Chartered Association of Certified Accountants.

Mr. Themis Kalapotharakos. Mr. Kalapotharakos became our executive director on June 15, 2015. Mr. Kalapotharakos has acquired a range of expertise of a wide spectrum of business activities. He has extensive high-level experience at the Shipping, Trading and Finance industries where he has founded, developed and operated various businesses starting from the ground up. His roles involved regular communication and coordination with investors, financial institutions, capital market authorities, custodian and administrative banks, auditors and legal counsel. He holds a Bachelor’s degree from Cardiff University and an MSc Degree from Cass usiness School in the UK.

John Sano. Mr. Sano has been an independent director of the Company since the closing of the Share Exchange on August 1, 2014. Mr. Sano has over 20 years of experience in apparel & home furnishings concept, design, sourcing, production, and e-commerce. He has extensive experience in all aspects of the retail clothing supply chain, from conceptualization to final production and distribution. Mr. Sano has also advised and worked closely with numerous top brands in the US. He has been General Director of Sano Design Services since 2002. Mr. Sano has an associate’s degree in interior design from Traphagen School of Design.

Mr. Matthew C. Los. Mr. Los became our director on October 8, 2015. Mr. Los has acquired a range of expertise of a wide spectrum of business activities. He has over 20 years’ experience at high level management, and has founded, developed and operated various businesses in the shipping, energy, telecommunications real estate industries starting from the ground up. He also has experience in the capital markets and was the CEO of Aquasition Corp., the predecessor of the Company, prior to the Share Exchange. Mr. Los has a BSc in Mechanical Engineering and Computer Aided Design from University of Westminster in the UK.

No family relationship exists between any of the persons named above.

B. Compensation

In 2014, we paid an aggregate of approximately $306,000 in cash as compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Employment Agreements

Please refer to Item 10 “Additional Information—C. Material Contracts.”

C. Board Practices

As of December 31, 2014, the Company’s board of directors consisted of seven members, Keyan Yan, Stanley Wong, Stylianos Stergios Sougioultzoglou, Y. Tristan Kuo, John Sano, Meng Zhou and Chi Yee Gaw, who were elected to serve until their successors are duly elected and qualified. Our directors may be elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors.

Effective March 15, 2015, Stanley Wong resigned as CFO and as a member of the Company’s Board of Directors. Stylianos Stergios Sougioultzoglou, a representative of Aqua Investments Corp, resigned from the Board effective May 11, 2015, and was replaced with Themis Kalapotharakos, effective as of June 15, 2015. In addition, our three independent directors, Y. Tristan Kuo, Meng Zhou and Chi Yee Gaw resigned from the Board and all of its committees, effective May 11, 2015. The Company appointed Matthew C. Los to its board of directors and chairman of the Audit Committee on October 8, 2015. As a result, our board of directors currently consists of four members, Keyan Yan, John Sano, Themis Kalapotharakos and Matthew C. Los.

The Board has established the Audit Committee, which is comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of two members: John Sano and Matthew C. Los. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Matthew C. Los serves as Chair of the Audit Committee.

Our Board of Directors has determined that Matthew C. Los is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of the work of the independent auditor;

•	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

•	reviewing and approving all proposed related-party transactions;

•	discussing the interim and annual financial statements with management and our independent auditors;

•	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

•	reviewing reported violations of the Company’s code of conduct and business ethics; and

•	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D. Employees

As of December 31, 2014, we employed 357 full-time employees, of which 162 employees at our production facility in Anhui Province, China, are contracted with through a labor agency. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees of 2014
Management and Administration	55
Marketing, Sales and Distribution	122
Design and Product Development	10
Production	137
Procurement, Warehousing and Logistics	21
Quality and Assurance	12
TOTAL	357

We believe that we have maintained a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for company’s operations. None of company’s employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. The company is required to make monthly contributions to the plan for each employee at the rate of 23% of his or her average assessable salary. In addition, the company is required by Chinese law to cover employees in China with various types of social insurance. The company believes that it is in material compliance with the relevant PRC laws.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of October 23, 2015 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	13,164,796	51.79%
Lixia Tu	Chief Financial Officer	Common Stock	0	*
Themis Kalapotharakos	Director	Common Stock	2,281,500	8.98%
John Sano	Director	Common Stock	0	*
Matthew C. Los	Director	Common Stock	2,281,500	8.98%
All officers and directors as a group (5 persons named above)			15,446,296	60.77%
5% Security Holders
Keyan Yan (3)		Common Stock	13,364,796	51.79%
Aqua Investments Corp. (4)		Common Stock	2,281,500	8.98%
Nicholas John Frangos		Common Stock	2,281,500	8.98%
Anna Polemis (4)		Common Stock	2,281,500	8.98%
Matthew C. Los(4)		Common Stock	2,281,500	8.98%
Stylianos Stergios Sougioultzoglou(4)		Common Stock	2,281,500	8.98%
Themistoklis Kalapotharakos(4)		Common Stock	2,281,500	8.98%
Bay Peak, LLC(5)		Common Stock	1,369,725	5.4%
Cory Roberts (5)		Common Stock	1,369,725	5.4%
China Canadian Opportunity, L.P. (6)		Common Stock	1,490,585	5.9%
Ground Floor Capital (China) Inc. (6)		Common Stock	1,440,667	5.7%
David Steele(6)(7)		Common Stock	2,704,505	10.6%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of October 23, 2015, a total of 25,417,329 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	On March 9, 2011, Keyan Yan entered into an option agreement with Mr. Chan Sun Keung, which was amended on August 1, 2014. Pursuant to the option agreement, as amended, Mr. Yan has the option to acquire all of the shares of common stock of the Company that Chan Sun Keung acquired. Mr. Yan exercised the option in September, 2015.

(4)	Including 368,000 shares underlying warrants owned by Aqua Investments Corp., control of which is shared by the indicated persons.

(5)	Mr. Cory Roberts is the principal of Bay Peak, LLC and has voting and investment control over the securities held by it.

(6)	China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Capital (China) Inc., its general partner. Ground Floor Capital (China) Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Therefore, both Ground Floor Capital (China) Inc. and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares held by China Canadian Opportunity, L.P.

(7)	Includes 244,630 shares of our common stock held by China - Ground Floor Holdings, L.P, 84,543 shares of our common stock held by China – Ground Floor Holdings VI, L.P., 1,440,667 shares of our common stock held by China Canadian Opportunity, L.P., 837,169 shares of our common stock held by China Canadian Opportunity VI, L.P., 96,047 shares of our common stock held by Kema Management (USA), Inc., 181 shares of our common stock held by Kema Management LTD, and 1,268 shares of our common stock held by Mr. David Steele. China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.’s voting and dispositive decisions with regard to each entity’s partnership interests are made by Ground Floor Capital, LLC ("Ground Floor LLC"), its general partner. Ground Floor LLC’s voting and dispositive decisions with regard to its membership interests are made by Mr. David Steele, its sole member. China Canadian Opportunity, L.P.’s voting and dispositive decisions with regard to its partnership interests are made by Ground Floor Capital (China) Inc. (“Ground Floor Inc.”), its general partner. Ground Floor Inc.’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. China Canadian Opportunity VI, L.P.’s voting and dispositive decisions with regard to its membership interests are made by Ground Floor Capital (China 88) Inc. (“China 88”), its general partner. China 88’s voting and dispositive decisions with regard to its shares are made by Mr. David Steele, its President and Director. Each of Kema Management (USA), Inc. and Kema Management LTD’s voting and dispositive decisions with regard to its stock are made by David Steele, each entity’s President. Therefore, Mr. Steele may be deemed to share voting and dispositive power with Ground Floor LLC with respect to the shares of our common stock held by China - Ground Floor Holdings, L.P and China – Ground Floor Holdings VI, L.P.; Mr. Steele may be deemed to share voting and dispositive power with Ground Floor Inc. with respect to the shares of our common stock held by China Canadian Opportunity, L.P.; Mr. Steele may be deemed to share voting and dispositive power with China 88 with respect to the shares of our common stock held by China Canadian Opportunity VI, L.P.; and Mr. Steele may be deemed to have voting and dispositive power with respect to the shares of our common stock held by each of Kema Management (USA), Inc. and Kema Management LTD.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

On March 15, 2012, for an aggregate consideration of $25,000, we issued 1,437,500 shares of common stock to Aqua Investments Corp., an entity controlled by the funders of the Company. In December 2012, 50,000 of these shares were forfeited for no consideration because the underwriters did not fully exercise the over-allotment option.

Aqua Investments Corp. also purchased an aggregate of 337,750 units for an aggregate purchase price of $3,377,500, or $10.00 per unit. In addition, Aqua Investments Corp. purchased 30,250 additional units for an aggregate purchase price of $302,500, or $10.00 per unit, to the extent that the over-allotment option was exercised by the underwriters, such that the total amount of the proceeds of the IPO and the sale of the placement units placed in our trust account was $10.30 per unit sold in the IPO.

Concurrently with the IPO, we issued to the underwriters as additional compensation, for a purchase price of $100, a Underwriters’ Unit Purchase Option to purchase 250,000 units for $12.50 per unit. The Underwriters’ Unit Purchase Option is exercisable at any time, in whole or in part, commencing on August 1, 2014 and expiring on October 25, 2017.

We agreed to pay to Seacrest Shipping Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of our IPO and ending on the consummation of the Share Exchange. Seacrest Shipping Co. Ltd. agreed that after 4 months the monthly fee will begin to accrue and will only be payable thereafter upon completion of the Share Exchange. Seacrest Shipping Co. Ltd. is an agent of Remi Maritime Corp., an affiliate of our founders. This arrangement was agreed to by Seacrest Shipping Co. Ltd. for our benefit and is not intended to provide Seacrest Shipping Co. Ltd. compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. The lease between us and Seacrest Shipping Co. Ltd. was terminated upon the consummation of the Share Exchange on August 1, 2014.

Hongri PRC executed a non-cancelable tenancy agreement on December 21, 2005 with Shishi Lingxiu Hongri Knitwear Factory (“Lingxiu”) which became effective on January 1, 2006. Pursuant to this agreement Lingxiu leased an office building to Hongri PRC at an annual rate of RMB600,000 (equivalent to $88,020 as of December 31, 2008) for a lease term of 20 years. As set out in the terms of the tenancy agreement, Hongri PRC was required to pay the total rent due over the duration of the lease term in advance amounting to RMB12,000,000. On February 1, 2010, Hongri PRC entered into a revised cancelable tenancy agreement with Lingxiu at an annual rate of RMB503, 434 (equivalent to $73,803), that can be terminated solely by either Hongri PRC or Lingxiu at any time, by providing 3-month notice. The new lease terms of the revised tenancy agreement take retroactive effect from January 1, 2009 to April 22, 2052. As set out in the terms of the tenancy agreement, the total rent due over the duration of the lease term amounting to RMB21,815,462 (equivalent to approximately $3.2 million) was required to be paid in advance. This $3.2 million was settled by offsetting the amount due from the director, Chen Bizhen of approximately $1.7 million and of which approximately $1.5 million was rolled over with the unutilized prepayments of the old agreement. As of June 30, 2011 and December 31, 2010, the prepayment under operating lease represented the amount paid in accordance with the tenancy agreement less accumulated amortization of prepaid rental to expense. The amortization of this lease was $19,130 and $18,310 for the three months ended March 31, 2011 and 2010, respectively. As of December 31, 2013, the prepayment of $3,620,916 under operating lease represented the amount paid in accordance with the tenancy agreement less accumulated amortization of prepaid rental to expense. Hongri PRC and Lingxiu are related parties because Lingxiu is owned by Bizhen Chen, wife of our Chairman and Chief Executive Officer.

Hongri PRC and Roller Rome entered into a Technology Development Service Contract on December 18, 2006, and supplementary agreements on December 28, 2006, December 30, 2007, December 30, 2008, December 28, 2009 and December 29, 2010 pursuant to which Roller Rome shall provide design and development services, including market research, product development, design, technical consulting and staff training, to Hongri PRC for an annual fee ranging from 90% to 99% of Hongri PRC’s net income before tax. The agreement reflects a financial and tax arrangement, and through this arrangement the Company expects that the overall tax burden of Hongri PRC may be minimized. The Technology Development Service Contract is for a term of 5 years commencing from January 1, 2006. We paid RMB 34.05 million (approximately $5.2 million) to Roller Rome in July 2010. We have formally extended by agreement the deadline for the remaining payments until December 31, 2013. Hongri PRC has extended the Technology Development Service Contract with Roller Rome for a further year to December 31, 2011. Hongri PRC and Roller Rome are related parties because they are both owned, directly or indirectly, by the Company’s subsidiary Hongri International Holdings Ltd. and their director is our Chief Financial Officer, Mr. Stanley Wong.

From time to time, Hongri has borrowed amounts from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Hongri expenses. These amounts are interest-free, unsecured and repayable on demand. As of December 31, 2013 and 2014, the balance of these amounts was $209,116 and $781,844, respectively. The highest amount we borrowed from Mr. Yan is $529,962 in 2013 and $781,844 in 2014.

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

Dividend Policy

As required by the Exchange Agreement, promptly following the consummation of the Share Exchange , the Board of Directors will adopt a dividend policy for the payment of an annual dividend for the first two fiscal years post-closing in an amount equal to at least twenty percent (20%) of our distributable profits after tax and after compulsory statutory reserves, which can be no less than 10% of after-tax income in China. After the first two years, the Board of Directors may elect to modify the dividend policy. We understand that the dividend would not be due until the end of fiscal year 2015.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our common stock is listed on the NASDAQ Capital Market and trade under the symbol “KBSF.” Between January 23, 2013 and November 3, 2014, our common stock was traded on the NASDAQ Capital Market under the symbol “AQU.” Our Warrants and Units are quoted on the OTC Markets under the symbols “KBSFW” and “KBSFU”, respectively. Prior to November 3, 2014, our Warrants and Units were quoted on the OTC Markets under the symbols “AQUUF” and “AQUUU”, respectively. Before their quotation on the OTC Markets, our Units commenced to trade on the Nasdaq Stock Market on October 26, 2012 and our Warrants commenced to trade separately from its Units on January 23, 2013.

The following table provides the high and low reported market prices of our securities as reported by Nasdaq Stock Market for the periods indicated.

	Units		Common Stocks		Warrants
	High	Low	High	Low	High	Low

Annual Highs and Lows

2012	$10.05	$9.97	N/A	N/A	N/A	N/A
2013	10.38	10	$10.98	$9	$0.33	$0.2
2014	10.74	5.5	10.4	4.25	0.39	0.11

Fiscal Quarterly Highs and Lows 2012
Fourth Quarter	$10.05	$9.97	N/A	N/A	N/A	N/A

Fiscal Quarterly Highs and Lows 2013

First Quarter	$10.05	$10	$9.95	$9	$0.33	$0.33
Second Quarter	10.17	10.1	10	9	0.24	0.2
Third Quarter	10.38	10.1	10.05	9.88	0.32	0.2
Fourth Quarter	10.38	10.3	10.975	10.09	0.32	0.22

Fiscal Quarterly Highs and Lows 2014
First Quarter	$10.74	$10.1	$10.28	$10.12	$0.39	$0.24
Second Quarter	10.5	10.3	10.4	10.17	0.26	0.15
Third Quarter	10.72	8.26	10.35	7.07	0.24	0.13
Fourth Quarter	5.5	5.5	7.71	4.25	0.18	0.16

Monthly Highs and Lows
Jul-14	10.72	8.26	10.3	10.05	0.18	0.13
Aug-14	9.11	8.26	10.35	8	0.24	0.14
Sep-14	9.99	8.5	9	7.07	0.17	0.16
Oct-14	8.5	5.5	7.71	7.07	0.17	0.16
Nov-14	5.5	5.5	7.5	5.92	0.18	0.16
Dec-14	5.5	5.5	6.1	4.25	0.18	0.18

Approximate Number of Holders of Our Securities

On October 23, 2015, there was 1 holder of record of our units, 247 shareholders of record of our common stock and 1 holder of record of our warrants. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock.

•	As of date of this report, there are 25,417,329 shares of common stock issued and outstanding, including 518,708 shares of common stock included in the IPO Units issued in the IPO and 368,000 shares of common stock included in the Placement Units. We have never issued any preferred stock.

•	As of date of this report, we have 518,708 IPO Units outstanding. In addition, there are 368,000 Placement Units outstanding.

•	As of date of this report, we have 5,918,000 warrants outstanding (including the 368,000 warrants underlying the 368,000 Placement Units), each warrant entitles the holder to purchase one share of common stock at a purchase price of $11.50.

•	As of date of this report, we have one Underwriters’ Unit Purchase Option outstanding, which entities the holder to purchase 250,000 units at an exercise price of $12.50 per unit, each unit consisting of one share of common stock and one warrant, each to purchase one share of common stock at a price of $11.50.

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

Blank Check Preferred Stock.

Our Board of Directors is authorized, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of preferred stock in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the common stock, at such times and on such other terms as they think proper. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Warrants

As of date of this report, we have 5,918,000 warrants outstanding, among which 5,550,000 warrants were issued to the public in our IPO (the “IPO Warrants”). Each of the IPO Warrants entitles the holder to purchase one share of common stock at a price of $11.50 expiring on August 1, 2019, provided that there is an effective registration statement covering the shares of common stock underlying the IPO Warrants.

The Company may redeem the IPO Warrants at a price of $0.01 per warrant upon 30 days’ notice, after they become exercisable and prior to their expiration, only in the event that the last sale price of the shares of common stock is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending three business days prior to the date on which notice of redemption is given, provided there is a current registration statement in effect with respect to the shares of common stock underlying such IPO Warrants throughout the 30-day redemption period. The Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the underlying common stock of the IPO Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise.

In addition, Aqua Investments Corp., an entity controlled by certain founding shareholders of the Company, acquired 368,000 warrants, each entitles the holder to purchase one share of common stock at a price of $11.50, expiring on August 1, 2019 (the “Placement Warrants”). The Placement Warrants are identical to the IPO Warrants except that the Placement Warrants (i) may be exercised for cash or on a cashless basis; (ii) will not be redeemable by the Company and (ii) may be exercised even if there is not an effective registration statement relating to the shares underlying the warrants, so long as they are held by the initial purchaser or any of its permitted transferees.

Underwriters’ Unit Purchase Option

In connection with our IPO, we also issued Lazard Capital Markets LLC, the representative of the underwriters, a Underwriters’ Unit Purchase Option to purchase 250,000 units, each unit consisting of one share of common stock and one warrant, each to purchase one share of common stock at a price of $11.50. The option is exercisable at any time, in whole or in part, by October 25, 2017 at an exercise price of $12.50 per unit. The units issuable upon exercise of this option are identical to those offered to the public in the IPO, except that the underlying warrants (i) will expire on October 25, 2017, (ii) may be exercised on a cashless basis and (iii) may not be redeemed by the Company. The holder of the Underwriters’ Unit Purchase Option has certain demand and piggy-back registration rights. ..

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

On August 1, 2014, the Company entered into an employment agreement with Keyan Yan, pursuant to which Mr. Yan agreed to act as the Chief Executive Officer of the Company. The employment agreement has a term of three years which term may be extended by agreement between Mr. Yan and the Company. The annual base salary of Mr. Yan is $105,000. His compensation will be reviewed from time to time according to the Company’s policies. Mr. Yan is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

On June 25, 2015, our Hong Kong subsidiary, Vast Billion Investment Limited (“Vast Billion”) entered into an employment agreement with Lixia Tu, pursuant to which Ms. Tu agreed to act as the Chief Financial Officer of Vast Billion. The employment agreement has a term of two years. With or without cause, either Vast Billion or Ms. Tu may terminate the agreement at any time upon a 30-day written notice to the other party. Ms. Tu’s initial annual after-tax base salary was RMB 800,000(approximately $128,000) She is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted.

D. Exchange Controls

Marshall Islands Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the BVI. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of Hongri ordinary shares. BVI law and Hongri’s memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote its ordinary shares.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

E. Taxation

The following is a general summary of the material Marshall Islands, Hong Kong, BVI, PRC and U.S. federal income tax consequences relevant to an investment in our units, shares of common stock and warrants to acquire our shares of common stock, sometimes referred to collectively in this summary as our “securities”. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Marshall Islands, Hong Kong, the BVI, the PRC and the United States. We recommend that you consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our securities.

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to us by our BVI subsidiary, nor does the BVI levy any capital gains or income taxes on us or our BVI subsidiary. However, our BVI subsidiary is required to pay the BVI government an annual license fee based on the number of shares it is authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Hong Kong Taxation

Our Hong Kong subsidiaries, under the current laws of Hong Kong, are subject to profits tax of 16.5%. No provision for Hong Kong profits tax has been made as our Hong Kong subsidiaries have no taxable income.

PRC Taxation

We are a holding company incorporated in the Marshall Islands, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As our Hong Kong holding companies are controlling companies and are not engaged in substantial business operations, they could be considered as conduit companies by tax authorities and we do not expect them to be a beneficial owner.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their securities as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•	certain former citizens or long-term residents of the United States;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
•	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our shares.

As a result of consummation of the Share Exchange, (i) we acquired substantially all the properties of KBS International, a U.S. corporation, and (ii) the former shareholders of KBS International held at least 80 percent of our common stock by reason of having held stock of KBS International. Accordingly, under Section 7874 of the Code, we are treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, are subject to U.S. federal income tax on our worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat us as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), we were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

U.S. Federal Income Tax Consequences for U.S. Holders

Distributions

In the event that distributions are paid on our common stock, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our common stock exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our common stock, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those common stock. Because Section 7874 of the Code has applied to treat us as a U.S. corporation only since consummation of the Share Exchange in 2014, we may not be able to demonstrate to the IRS the extent to which a distribution on our common stock exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

Sale or Other Disposition

U.S. holders of our common stock will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of common stock equal to the difference between the amount realized for the common stock and the U.S. holder’s tax basis in the common stock. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the common stock has been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of common stock. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on our common stock, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “–U.S. Federal Income Tax Consequences for U.S. Holders– Distributions.”

Any dividends paid to a non-U.S. holder by us are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if non-U.S. holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN or W-8BEN-E). Dividends received by a non-U.S. holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax, provided that applicable certification requirements are satisfied. In such case, however, non-U.S. holders will be subject to U.S. federal income tax on such dividends, net of certain deductions, at the rates applicable to U.S. persons. In addition, corporate non-U.S. holders may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable tax treaty on dividends received that are effectively connected with the conduct of a trade or business in the United States.

If non-U.S. holders are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, such non-U.S. holders may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the U.S.;
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
•	We are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our common stock.

Non-U.S. holders whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain derived from the sale, net of certain deductions, at the rates applicable to U.S. persons. Corporate non-U.S. holders whose gain is described in the first bullet point above may also be subject to the branch profits tax described above at a 30% rate or lower rate provided by an applicable income tax treaty. Individual non-U.S. holders described in the second bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such non-U.S. holders are not considered to be residents of the United States.

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock are regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), imposes a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S. source dividends or interest ) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The obligation to withhold under FATCA applies to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our common stock in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our common stock may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

F. Dividends and Paying Agents

Not applicable.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330 free.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.0 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2014. As of December 31, 2014, our accumulated other comprehensive income was $4.2 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.	Use of Proceeds

As of August 1, 2014, there was $57,178,033.67 held in the trust account of the Company. We used $51,314,888 in connection with the redemption of 4,981,736 shares of common stock validly tendered and not withdrawn in the tender offer. We also used a portion of the remaining cash to pay related expenses for the Share Exchange closed on August 1, 2014.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report because the Company did not employ an individual with the necessary qualifications to prepare a complete set of financial statements and related footnotes in accordance with generally accepted accounting principles including all applicable Securities and Exchange Commission pronouncements and the Company has a lack of internal resources to account for the completeness of transactions to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO, as appropriate, to allow timely decisions regarding required disclosure. To address this issue, we have expanded our disclosure controls and procedures to include additional analysis and other procedures over the preparation of the financial statements in this report. In addition, we engaged third party external financial reporting specialists with expertise in IFRS and the SEC reporting regulations. Accordingly, our management has concluded that the financial statement included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.  As a public company, we intend to implement further policies to improve the effectiveness of our disclosure controls and procedures.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2014, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2014.

C.	Attestation Report of the Registered Public Accounting Firm

Not required.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of Matthew C. Los (who serves as chairman), and John Sano. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Matthew C. Los is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B.	CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to this annual report and is also available on our website at www.kbsfashion.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accounting firms, for the periods indicated.

	2014	2013
Audit fees (1)	$191,479	$185,204
Audit related fees	—	—
Tax fees	—	—
Total fees	$191,479	$185,204

(1)	“Audit fees” means the aggregate fees billed for an audit of our financial statements.

Our audit committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our audit committee prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In lieu of an audit committee comprised of three independent directors, our audit committee is comprised of two independent members of our board of directors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As previously disclosed, on July 29, 2014, we completed a tender offer and redeemed 4,981,736 shares of common stock of the Company validly tendered and not withdrawn at a price of $10.30 per share in cash, without interest. As a result, we paid approximately $51.3 million to the tendering shareholders.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Republic of the Marshall Islands (“RMI”) and our corporate governance practices are governed by applicable RMI law, our articles of incorporation and bylaws. In addition, because our common stock is listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. The home country practices that we follow in lieu of NASDAQ's corporate governance rules are as follows:

•	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

•	in lieu of an audit committee comprised of three independent directors, our audit committee has two independent directors;

•	we currently do not have a nominating committee or a compensation committee.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: October 27, 2015	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

Independent Auditor’s Report

To: the Board of Directors and Shareholders of KBS Fashion Group Limited

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited and its subsidiaries (the “Company”), as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBS Fashion Group Limited and its subsidiaries at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

October 27, 2015

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, China

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in US dollars)

KBS Fashion Group Limited

Consolidated statements of comprehensive income

For the years ended December 31, 2014 and 2013

(Stated in US dollars)

		Year ended December 31,
	Notes	2014	2013

Revenue	8	58,832,481	99,559,814
Cost of sales	9	(39,416,973)	(57,363,839)

Gross profit		19,415,508	42,195,975

Other income	10	252,748	367,896
Other gains and losses	11	(2,036,508)	96,806
Distribution and selling expenses	12	(7,191,606)	(6,238,995)
Administrative expenses	13	(4,649,229)	(2,211,431)

Profit from operations		5,790,913	34,210,251

Finance costs	14	(23,630)	(116,421)
Change in fair value of warrant liabilities	32	3,417,053	(45,442)

Profit before tax		9,184,336	34,048,388
Income tax expense	15	(2,307,354)	(8,629,022)
Profit for the year	16	6,876,982	25,419,366
Other comprehensive income
-currency translation differences		(350,810)	2,597,259

Total comprehensive income for the year		6,526,172	28,016,625

Earnings per share of common stock attributable to the Company
-Basic	19	0.27	1.00
- Diluted	19	0.27	1.00

The accompanying notes are an integral part of these consolidated financial statements.

The consolidated financial statements on page F-2 to F-46 were approved and authorized for issue by the Board of Directors on October 27, 2015 and are signed on its behalf by:

DIRECTOR

KBS Fashion Group Limited

Consolidated statements of financial position

For the year ended December 31, 2014 and 2013

(Stated in US dollars)

		As of December 31,
	Notes	2014	2013

Non-current assets
Property, plant and equipment-net	20	33,315,513	27,039,977
Prepayments and premiums under operating leases	21	2,991,245	3,086,792
Prepayment for construction of new plant	22	8,988,397	-
Prepayment for acquisition of land use right	23	6,409,689	6,432,923
Prepaid lease payments	24	729,098	747,153
Deferred tax assets	15	495,444	-
		52,929,386	37,306,845

Current assets
Inventories	25	793,469	665,083
Trade and other receivables	26	39,516,503	30,490,843
Subsidies prepaid to distributors	27	534,859	636,258
Prepayments and premiums under operating leases	21	471,580	534,124
Prepaid lease payments	24	17,399	19,512
Cash and cash equivalents	28	20,604,582	43,700,087
		61,938,392	76,045,907

Total assets		114,867,778	113,352,752

Current liabilities
Trade and other payables	29	5,527,158	4,456,126
Related parties payables	30	651,078	5,789,042
Income tax payable		3,056,079	3,974,838
Short-term loans	31	-	1,968,213
		9,234,315	16,188,219

Non-current liability
Warrant liabilities	32	15,387	3,432,440
		15,387	3,432,440

Total liabilities		9,249,702	19,620,659

Equity
Share capital	33	2,542	2,542
Share premium	33	5,624,875	1,047,447
Statutory surplus reserve	34	5,815,493	5,063,906
Retained profits	34	89,890,767	82,982,989
Foreign currency translation reserve	34	4,284,399	4,635,209
		105,618,076	93,732,093

Total liabilities and equity		114,867,778	113,352,752

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of changes in equity

For the year ended December 31, 2014 and 2013

(Stated in US dollars)

			Statutory
			surplus	Retained	Foreign currency
	Share capital	Share premium	reserve	profits	translation reserve	Total
	(Note 33)	(Note 33)	(Note 34)	(Note 34)	(Note 34)

Balance at January 1, 2013	2,542	1,422,161	2,438,536	59,814,279	2,037,950	65,715,468
Profit for the year		(374,714)		25,794,080		25,419,366
Other comprehensive income for the year					2,597,259	2,597,259
Appropriation to statutory surplus reserve			2,625,370	(2,625,370)		-
Balance at December 31, 2013	2,542	1,047,447	5,063,906	82,982,989	4,635,209	93,732,093
Waiver of payable to ex-shareholder	-	5,359,811	-	-	-	5,359,811
Profit for the year	-	(782,383)	-	7,659,365	-	6,876,982
Other comprehensive income for the year	-	-	-	-	(350,810)	(350,810)
Appropriation to statutory surplus reserve	-	-	751,587	(751,587)	-	-
Balance at December 31, 2014	2,542	5,624,875	5,815,493	89,890,767	4,284,399	105,618,076

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of cash flow

For the year ended December 31, 2014 and 2013

(Stated in US dollars)

	Year ended December 31,
	2014	2013

OPERATING ACTIVITIES
Profit for the year	6,876,982	25,419,366

Adjustments for:
Finance cost	23,630	116,421
Change in fair value of warrant liabilities	(3,417,053)	45,442
Interest income	(136,911)	(142,239)
Depreciation of property, plant and equipment	2,340,082	1,875,812
Amortization of prepaid lease payments	17,326	15,585
Amortization of subsidies prepaid to distributors	1,163,913	1,397,789
Amortization of prepayments and premiums under operating leases	659,442	1,892,254
Provision/ (Reversal) of inventory obsolescence	(1,848)	1,994
Bad debt provision of trade receivables	1,973,459	-
Gain on disposal of property, plant and equipment	-	(10,132)

Operating cash flows before movements in working capital	9,499,022	30,612,292

Increase in trade and other receivables	(11,007,437)	(16,252,778)
Decrease in related parties receivables	-	414,052
Decrease in inventories	(126,523)	1,170,209
Increase in trade and other payables	1,071,032	200,208
Increase in related parties payables (excluding waiver of payables to ex-shareholder)	221,847	421,165
Increase in income tax payable	(918,759)	105,336
Increase in deferred tax assets	(495,444)	-
Prepayments and premiums paid under operating leases	(515,038)	(725,943)
Withdraw the prepayments and premiums paid under operating leases	-	1,246,270
Subsidies prepaid to distributors	(1,065,227)	(1,253,461)

NET CASH USED IN / FROM OPERATING ACTIVITIES	(3,336,527)	15,937,350

INVESTING ACTIVITIES
Interest received	136,911	142,239
Prepayment for construction of new plant	(15,755,201)	-
Purchase of property, plant and equipment	(1,919,723)	(11,288,129)

NET CASH USED IN INVESTING ACTIVITIES	(17,538,013)	(11,145,890)

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of cash flow (continued)

For the year ended December 31, 2014 and 2013

(Stated in US dollars)

	Year ended December 31,
	2014	2013

FINANCING ACTIVITIES
Interest paid	(23,630)	(116,421)
New bank loans raised	-	1,968,213
Repayment of borrowings	(1,968,213)	(807,809)
Repayment of loan payable-related party	-	(35,650)
Advance from related party	-	50,650
Payment of offering costs	-	(72,105)

NET CASH USED IN / PROVIDED BY FINANCING ACTIVITIES	(1,991,843)	986,878

NET DECREASE / INCREASE IN CASH AND CASH EQUIVALENTS	(22,866,383)	5,778,338
Effects of currency translation	(229,122)	1,591,835

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	43,700,087	36,329,914

CASH AND CASH EQUIVALENTS AT END OF YEAR, represented by cash and bank balances	20,604,582	43,700,087

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION

(1)	Hongri International Holdings Limited (the "Company") formerly known as Wah Ying International Investment Inc. was incorporated in the British Virgin Islands (the "BVI") on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 per value each of which 10,000 common shares were issued at par as of December 31, 2010. On January 27, 2011, the Company issued additional 10,000 common shares at a cash consideration of $77 per share. The principal activity of the Company is investment holding. Wong Chi Hung, Stanley, is the sole director of Hongri International. Before the acquisition by KBS International Holding Inc. (“KBS International”), the 20,000 common shares were held as to 30% by Cheung So Wa and 70% by Chan Sun Keung. On November 16, 2009, Yan Keyan entered into an option agreement with Cheung So Wa and Chan Sun Keung of which Yan Keyan is entitled an exclusive right to purchase the 100% equity interest in the Company at a cash consideration equivalent to the nominal value of issued share capital. Before the execution of the exclusive right by Yan Keyan, the rights and obligations as a stockholder of the 100% equity interest in the Company are still vested in Yan Keyan and the appointment of the board of directors and management is controlled by Yan Keyan. This option agreement was replaced by a new option agreement on March 9, 2011.

(2)	France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized issued and paid up capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each. The principal activity of France Cock is trademark holding. The directors of France Cock are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by the Company, the 10,000 common shares were held by Yan Keyan.

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

(3)	Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 1 share was issued at par. The principal activity of Roller Rome is the provision of design and development services for sports apparel. The directors of Roller Rome are Yan Keyan and Wong Chi Hung, Stanley. Before the acquisition by the Company, the only one issued common share was held by Chen Bizhen.

KBS Fashion Group Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION-continued

(4)	Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary share of HK$1 each of which 1 ordinary share was issued at par. Vast Billion was a dormant company until the completion of acquisition of 100% equity interest in Hongri Fujian on February 15, 2011. The directors of Vast Billion are Wong Chi Hung, Stanley and Chan Sun Keung, the father of Chen Bizhen. Before the acquisition by Hongri International, 1 ordinary share was held by Chan Sun Keung.

(5)	Hongri (Fujian) Sports Goods Co. Ltd. ("Hongri Fujian") was established in the People's Republic of China (the "PRC") on November 17, 2005 with a registered and paid up capital of RMB 5,000,000 (which are not divided into shares). On March 24, 2011, Hongri Fujian increased registered capital from RMB 70,000,000 to RMB75,000,000. As of September 30, 2011, the paid up capital was RMB 39,551,860. Hongri Fujian is engaged in the design manufacture marketing and sale of apparel in the PRC. On August 10, 2011, Chen Bizhen replaced Wang Feiya as legal representative of Hongri Fujian. Before the acquisition by Vast Billion, the paid up capital of RMB 5,000,000 was held as to 50% by Yan Keyan and 50% by Chen Bizhen. On December 18, 2006, Roller Rome entered into a buy back agreement with Yan Keyan and his wife Chen Bizhen of which Roller Rome is entitled the exclusive right to acquire all of Yan Keyan's and Chen Bizhen's 100% equity interest in Hongri Fujian at a consideration equivalent to the paid up capital of Hongri Fujian. Before the execution of the exclusive right by Roller Rome, i) 100% equity interest in Hongri Fujian is pledged to Roller Rome as collateral for the annual fee due to Roller Rome; ii) Roller Rome is entitled the exclusive right to receive all of dividend declared by Hongri Fujian; and iii) the appointment of the board of directors and management of Hongri Fujian are controlled by Roller Rome. This buy back agreement was mutually terminated upon the completion of acquisition of Hongri Fujian by Vast Billion.

(6)	Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin") was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides sub-contracting service for the manufacture of sports apparel to Hongri Fujian and other brand name owners in the PRC. Yan Keyan is the director and legal representative of Anhui Kai Xin.

(7)	Shishi Hongri Brand Management Company Limited ("Brand Management”) was established in the PRC on October 17, 2011 with a registered and paid up capital of RMB 100,000, Brand Management is a wholly owned subsidiary of Hongri Fujian and a dormant company in the PRC. Chen Bizhen is the director and legal representative of Brand Management. Brand Management was dissolved on November 24, 2014.

(8)	According to a Design and Development Agreement entered into between Roller Rome and Hongri Fujian on December 18, 2006, Roller Rome provides design and development services, including market research, product development, design technical consulting and staff training to Hongri Fujian for an annual fee ranging from 90% to 99% of Hongri Fujian's net income before tax. The Design and Development Agreement expired on December 31, 2011.

(9)	On March 24, 2014, Aquasition Investments Corp. entered into a Share Exchange Agreement and Plan of Liquidation (the “Agreement”), with KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). The aquisition is expected to be accounted for as a reverse merger and recapitalization where KBS will be the acquirer and the Company will be the acquired company. On August 1, 2014, the acquisition was completed, and Aquasition Investments Corp. was changed to KBS Fashion Group Limited. The Company also intends to change its trading symbol from "AQU" to "KBSF".
F-8

KBS Fashion Group Limited

Notes to consolidated financial statements

2.	GROUP REORGANISATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group structure as at the reporting date is as follows:

The consolidated financial statements have been prepared in accordance with international financial reporting standards ("IFRS") as issued by the International Accounting Standards Board.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Except as described below, for the year ended December 31, 2014 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board ("IASB") and the IFRS Interpretations Committee (formerly known as "International Financial Reporting Interpretations Committee" ("IFRIC")) of the IASB that are effective for financial year beginning on January 1, 2014 in the preparation of the consolidated financial statements throughout the year.

The Company has applied the following new and revised standards, amendments or interpretations that have been issued and effective during the reporting period:

Amendment to IAS 36, "Impairment of assets"

Amendment to IAS 39, "Financial instruments: Recognition and measurement"

Annual improvements to IFRSs 2012 and 2013

Amendment to IAS 16, "Property, plant and equipment" and IAS 38, "Intangible assets"

Its application has had no impact on the consolidated financial statements.

KBS Fashion Group Limited

Notes to consolidated financial statements

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")-continued

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

Amendment to IAS 32, "Financial Instruments: Presentation"

IFRS 9, "Financial instruments"

IFRS 15, "Revenue from Contract with Customers".

Annual improvements to IFRSs 2012–2014s

The directors of the Company anticipate that the application of the new and revised standards, amendments or interpretations will have no material impact on the consolidated financial statements of the Company.

4.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

First-time adoption of IFRS

These financial statements, for the year ended December 31, 2014, are the first time the Company has prepared in accordance with IFRS. For periods up to and including the year ended 31 December 2013, the Company prepared its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2014, together with the comparative period data as at and for the year ended December 31, 2013, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2013 the Company’s date of transition to IFRS.

The Company’s main business activity was investment and only some administrative expenses and distribution and selling expenses incurred in the Company. There were no substantial differences between the amounts under U.S. GAAP and IFRS. Therefore, no principal adjustments made by the Company in restating its U.S. GAAP statement of financial position as at 1 January 2013 and its previously published U.S. GAAP financial statements as at and for the year ended December 31, 2013.

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates

December 31, 2013	USD 1.00= RMB 6.0969	USD 1.00=RMB 6.1896

December 31, 2014	USD 1.00= RMB 6.1190	USD 1.00=RMB 6.1448

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

KBS Fashion Group Limited

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

The Group’s revenue originating (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Revenue from all above categories is recognized when all the following conditions are satisfied:

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

KBS Fashion Group Limited

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

KBS Fashion Group Limited

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

KBS Fashion Group Limited

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

KBS Fashion Group Limited

Notes to consolidated financial statements

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments-continued

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

KBS Fashion Group Limited

Notes to consolidated financial statements

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

Earnings per share

Basic earnings per share (“EPS”) are computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Potential dilutive securities are excluded from the calculation of diluted EPS in loss periods as their effect would be anti-dilutive.

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

KBS Fashion Group Limited

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2014 and 2013 amounted to USD 2,763,296 and USD 3,974,838 respectively.

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

KBS Fashion Group Limited

Notes to consolidated financial statements

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY-continued

Fair value of warrants

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using the volatility rates of market index.

Impairment of non-financial assets

Property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating-unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is in-creased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

KBS Fashion Group Limited

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

By business	Wholesale		Retail		Subcontracting		Consolidated
	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2013
Sales to external customers	40,654,657	78,111,563	16,134,537	19,093,669	2,043,287	2,354,582	58,832,481	99,559,814
Segment revenue	40,654,657	78,111,563	16,134,537	19,093,669	2,043,287	2,354,582	58,832,481	99,559,814
Segment gross margins	12,382,562	28,162,776	6,327,728	13,277,404	705,218	755,795	19,415,508	42,195,975
Reconciling items							(9,448,789)	(8,147,587)
Profit before tax							9,966,719	34,048,388
Income tax expense							(2,307,354)	(8,629,022)
Profit for the year							7,659,365	25,419,366

The Group does not allocate the assets because they are shared by the three segments and can not be split.

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

KBS Fashion Group Limited

Notes to consolidated financial statements

7.	SEGMENT REPORTING - continued

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2014	2013
Distributor A	8,384,369	11,438,514
Distributor B	4,698,008	2,605,818
Distributor C	3,144,781	2,371,725
Other distributors	24,427,499	61,695,507
	40,654,657	78,111,564

8.	REVENUE

	Year ended December 31,
	2014	2013

Apparel
-Wholesale	40,654,657	78,111,563
-Retail	16,134,537	19,093,669
Subtotal	56,789,194	97,205,232
Subcontracting	2,043,287	2,354,582
	58,832,481	99,559,814

Revenue is denominated only in USD.

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity. The following table shows a breakdown of cost of sales for the period under review for each category:

	Year ended December 31,
	2014	2013
Changes in inventories of finished goods and work in progress	126,523	1,168,215
Materials consumed in production	107,349	63,541
Purchases of finished goods	37,757,707	53,846,922
Labor	581,849	934,457
Depreciation	250,042	252,759
Rental	141,258	145,082
Outsourced manufacturing cost	60,630	26,679
Taxes and surcharges *	353,522	754,593
Water and electricity	57,963	79,850
Inventory provision	(1,848)	1,994
Others	97,496	17,039
Foreign currency translation difference	(115,518)	72,708
	39,416,973	57,363,839

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

KBS Fashion Group Limited

Notes to consolidated financial statements

10.	OTHER INCOME

	Year ended December 31,
	2014	2013

Sales of raw material	1,819	9,875
Government grant	114,018	215,782
Interest income on bank deposits	136,911	142,239
	252,748	367,896

11.	OTHER GAINS AND LOSSES

	Year ended December 31,
	2014	2013

Gain on disposals of property, plant and equipment	-	10,132
Foreign exchange gain	(64,820)	79,968
Provision / reversal of inventory obsolescence	1,848	(1,994)
Bad debt provision of trade receivables	(1,973,459)	-
Others	(77)	8,700
	(2,036,508)	96,806

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2014	2013

Rental	583,737	1,665,836
Depreciation	1,605,955	1,178,209
Labor	926,504	603,013
Subsidy to distributors	1,163,913	1,397,789
Promotion	1,126,349	1,092,238
Advertisement	1,628,127	-
Others	157,021	301,910
	7,191,606	6,238,995

13.	ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013

Labor	1,071,820	742,797
Audit fee	189,673	182,620
Professional fee	725,359	-
Design fee	488,218	-
Depreciation and amortization charges	501,411	460,429
Bank charges	44,571	69,146
Rental	293,444	81,336
Travelling and entertainment	175,539	78,366
Others	1,159,194	596,737
	4,649,229	2,211,431

KBS Fashion Group Limited

Notes to consolidated financial statements

14.	FINANCE COSTS

	Year ended December 31,
	2014	2013

Interest expenses on bank borrowings wholly repayable within one year	23,630	116,421

Bank borrowings interests are charged on interest rates of 6.60% per annum during the years ended December 31, 2013 respectively.

December 31, 2014

Nil

December 31, 2013

	Amount
Bank loans	USD	Period		Interest rate	Interest
#1	1,968,213	2013-2-26	2014-2-25	6.60%	116,421

The detailed information of the short - term loans is set out in Note 32.

15.	INCOME TAX EXPENSE

	Year ended December 31,
	2014	2013

PRC enterprise income tax:
Current tax	2,802,798	8,629,022
Deferred tax	(495,444)	-
	2,307,354	8,629,022

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2014 and 2013, the Company had no unrecognized tax benefits.

France Cock and Vast Billion were incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock and Vast Billion has no taxable income during the reporting period.

Hongri International Holding Limited and Roller Rome were incorporated in the BVI and under the current laws of the BVI, are not subject to income taxes.

KBS Fashion Group Limited was incorporated in the Marshall Island, and is not subject to income taxes.

KBS Fashion Group Limited

Notes to consolidated financial statements

15.	INCOME TAX EXPENSE-Continued

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2014	2013

Profit before tax	9,184,336	34,048,388
Tax calculated at domestic tax rates applicable to profits in PRC (2014 and 2013: 25%)	2,296,084	8,512,097
Tax effect of expenses not deductible for tax purpose	3,842	6,133
Tax effect of tax loss of tax empty entities	7,428	110,792
Tax charge for the year	2,307,354	8,629,022

The following is the analysis of the deferred tax balances for financial reporting purposes:

Bad debt	2014		2013
provision	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
At 1 January	-	-	-	-
Charge to profit or loss for the year	1,981,777	495,444	-	-
At 31 December	1,981,777	495,444	-	-

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2014	2013

Cost of inventories recognized as expenses	39,063,451	56,609,246
Taxes and surcharges	353,522	754,593
	39,416,973	57,363,839

Depreciation of property, plant and equipment	2,340,082	1,875,812
Amortization of prepaid lease payments	17,326	15,585
Amortization of subsidies prepaid to distributors	1,163,913	1,397,789
Amortization of prepayments and premiums under operating leases	659,442	1,892,254
Provision (Reversal) of inventory obsolescence	(1,848)	1,944
Provision of bad debt allowance	1,973,459	-
	6,152,374	5,183,384

17.	EMPLOYEES' EMOLUMENTS

	Year ended December 31,
	2014	2013

Salaries and other short-term benefits	2,203,626	2,187,866
Defined contribution benefit schemes	376,547	92,401
Total employee benefits expense (including directors’ emoluments)	2,580,173	2,280,267

KBS Fashion Group Limited

Notes to consolidated financial statements

17.	EMPLOYEES' EMOLUMENTS- Continued

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

18.	DIRECTORS' EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2014	2013

Salaries
Yan Keyan	105,000	105,015
Chen Bizhen	-	105,015
Stanley Wong	126,000	126,018
Stylianos Stergios Sougioultzoglou	100,000	-
Yuyun Tristan Kuo	25,000	-
John Sano	20,000	-
Andrew Gaw	20,000	-
Zhou Meng	20,000	-
Chi Gaw	20,000	-
	436,000	336,048
Social Welfare
Yan Keyan	758	758
Chen Bizhen	-	758
	758	1,516

19.	EARNINGS PER SHARE

	Year ended December 31,
	2014	2013

Basic earnings per share

From continuing operations	0.27	1.00
Total basic earnings per share	0.27	1.00

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended December 31,
	2014	2013

Profit for the year attributable to owners of the Company	6,876,982	25,419,366

	Year ended December 31,
	2014	2013

Weighted average number of ordinary shares	25,417,329	25,417,329

No diluted earnings per share have been presented because no dilutive potential ordinary shares existed during the Periods.

KBS Fashion Group Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements- shops	Distributor shops' furniture and fixtures	Construction in progress	Total

COST
At January 1, 2013	8,694,554	1,054,453	177,453	134,285	58,851	268,430	2,377,030	1,439,822	34,925	14,239,803
Additions	-	785	39,149	1,205	9,825	-	210,648	1,287,610	16,421,867	17,971,089
Disposals	-	(33,881)	(55,749)	-	(21,440)	-	-	-		(111,070)
Translation adjustment	268,956	32,618	5,490	4,153	1,820	8,303	73,530	44,539		439,409
At December 31, 2013	8,963,510	1,053,975	166,343	139,643	49,056	276,733	2,661,208	2,771,971	16,456,792	32,539,231
Additions	-	-	3,173	-	116,359	518,488	1,281,703	-	6,766,804	8,686,527
Disposals	-	-	-	-	-	-	-	-	-	-
Translation adjustment	(32,374)	(3,806)	(587)	(504)	313	1,186	(4,209)	(10,012)	(30,914)	(80,907)
At December 31, 2014	8,931,136	1,050,169	168,929	139,139	165,728	796,407	3,938,702	2,761,959	23,192,682	41,144,851

DEPRECIATION
At January 1, 2013	(65,209)	(285,635)	(83,026)	(66,108)	(27,947)	(223,549)	(1,867,538)	(959,881)	-	(3,578,893)
Provided for the year	(400,005)	(26,913)	(24,639)	(16,776)	(7,816)	(11,145)	(536,062)	(852,456)	-	(1,875,812)
Eliminated on disposals of assets	-	-	50,174	-	19,296	-	-	-	-	69,470
Translation adjustment	(5,370)	(8,836)	(2,568)	(2,045)	(864)	(6,915)	(57,728)	(29,693)	-	(114,019)
At December 31, 2013	(470,584)	(321,384)	(60,059)	(84,929)	(17,331)	(241,609)	(2,461,328)	(1,842,030)	-	(5,499,254)
Provided for the year	(400,214)	(241,904)	(30,843)	(16,796)	(41,083)	(46,280)	(711,246)	(851,716)	-	(2,340,082)
Eliminated on disposals of assets	-	-	-	-	-	-	-	-	-	-
Translation adjustment	13	141	87	236	(111)	678	5,891	3,063	-	9,998
At December 31, 2014	(870,785)	(563,147)	(90,815)	(101,489)	(58,525)	(287,211)	(3,166,683)	(2,690,683)	-	(7,829,338)

CARRYING AMOUNT
At December 31, 2013	8,492,926	732,591	106,284	54,714	31,725	35,124	199,880	929,941	16,456,792	27,039,977
At December 31, 2014	8,060,351	487,022	78,114	37,650	107,203	509,196	772,019	71,276	23,192,682	33,315,513

KBS Fashion Group Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT-continued

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual value

Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%

Leasehold improvements-shops	Shorter of estimated useful life of 1.5 years or lease term	Nil

Distributor shops' furniture and fixtures	1.5 years	Nil

All the plant mentioned above were owned by Anhui Kaxin.

Buildings on leasehold land comprise:

	Location	Description	Gross area (m2)

*	Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573

* Items pledged to secure bank borrowings

The Group pledged buildings having a carrying amount of USD 8,492,926 as at December 31, 2013 (December 31, 2014: Nil) to secure general banking facilities granted to the Group.

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is USD 38,270 and USD 9,440 as at December 31, 2014 and 2013, respectively.

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount

At January 1, 2013	5,852,457
additions for the year	725,943
charge for the year	(1,892,254)
withdraw during the year	(1,246,270)
translation adjustment	181,040
At December 31, 2013	3,620,916
additions for the year	515,038
charge for the year	(659,442)
translation adjustment	(13,687)
At December 31, 2014	3,462,825

KBS Fashion Group Limited

Notes to consolidated financial statements

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES-continued

Analyzed for reporting purposes as:

	As at December 31,
	2014	2013

Current asset	471,580	534,124
Non-current asset	2,991,245	3,086,792
	3,462,825	3,620,916

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

In 2014, Kaixin Anhui made another prepayment of USD 15,525,413 for the second and third phase project, and USD 6,537,016 was recognized in construction in progress.

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

On September 2, 2010, Hongri Fujian entered into an agreement with a third party, Taihu Weiqi Sports Apparel Co., Ltd., to acquire a land use right in relation to the development of factories of Anhui Kaixin, at a total consideration of USD 6,340,456.

24.	PREPAID LEASE PAYMENTS

Amount

Cost
At January 1, 2013	795,125
additions for the year	-
translation adjustment	24,596
At December 31, 2013	819,721
additions for the year	-
translation adjustment	(2,961)
At December 31, 2014	816,760

AMORTISATION
At January 1, 2013	(32,538)
charge for the year	(15,585)
translation adjustment	(4,933)
At December 31, 2013	(53,056)
charge for the year	(17,326)
translation adjustment	119
At December 31, 2014	(70,263)

CARRYING AMOUNTS
At December 31, 2013	766,665
At December 31, 2014	746,497

KBS Fashion Group Limited

Notes to consolidated financial statements

24.	PREPAID LEASE PAYMENTS-continued

Analyzed for reporting purposes as:

	As at December 31,
	2014	2013

Current asset	17,399	19,512
Non-current asset	729,098	747,153
	746,497	766,665

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The leasehold lands have the term of 50 years.

All the leasehold lands mentioned above were owned by Anhui Kaixin.

The Group has pledged leasehold land having a carrying amount of approximately USD 195,037 at December 31, 2013 (December 31, 2014: Nil) to secure general banking facilities granted to the Group.

The leasehold land comprises:

	Location	Expiry date of tenure	Land area (m2)

*	Longshan Road, Economic development District, Taihu County	2062-05-23	2,440

* Items pledged to secure bank borrowings

25.	INVENTORIES

	As at December 31,
	2014	2013

Work in progress	57,459	42,658
Finished goods	736,141	624,419
Provision for obsolete inventories	(131)	(1,994)
	793,469	665,083

26.	TRADE AND OTHER RECEIVABLES

	As at December 31,
	2014	2013

Trade receivables	37,537,401	30,401,177

Bad debt provision for trade receivables	(1,981,777)	-
Other receivables	26,169	89,666
Subtotal financial assets	35,581,793	30,490,843
Prepayments	3,934,710	-
	39,516,503	30,490,843

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

KBS Fashion Group Limited

Notes to consolidated financial statements

26.	TRADE AND OTHER RECEIVABLES-continued

Before accepting any new customer, the Group assesses the potential customer's credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2014	2013

Current	17,722,534	20,436,960
Past due for less than 4 months	19,814,867	9,964,217
	37,537,401	30,401,177

The Group allows an average credit period of 90 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting USD 1,981,777 during the year ended December 31, 2014.

Among the amounts of trade receivables, USD 5,454,152 and USD 4,417,265 Output VAT was included as of December 31, 2014 and 2013, respectively.

27.	SUBSIDIES PREPAID TO DISTRIBUTORS

Amount

At January 1, 2013	759,293
additions for the year	1,253,461
charge for the year	(1,397,789)
translation adjustment	21,293
At December 31, 2013	636,258
additions for the year	1,065,227
charge for the year	(1,163,913)
translation adjustment	(2,713)
At December 31, 2014	534,859

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses. The amortization for 2014 and 2013 were USD 1,163,913 and USD 1,397,789, respectively.

KBS Fashion Group Limited

Notes to consolidated financial statements

28.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2014	2013

Cash on hand	20,648	16,519
Bank deposits	20,583,934	43,683,568
	20,604,582	43,700,087

	As at December 31,
	2014	2013

Renminbi	20,582,709	39,798,525
Hong Kong Dollars	328	19,457
United States Dollars	21,545	3,882,105
	20,604,582	43,700,087

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2014 carry interest at market rates which ranged from 0.35% to 0.50% (2013: 0.35%-0.50%) per annum.

29.	TRADE AND OTHER PAYABLES

	As at December 31,
	2014	2013

Trade payables	37,385	166,049
Employee benefits payable	275,542	1,178,682
Other payables	2,847,429	1,070,329
Subtotal financial liabilities	3,160,356	2,415,060

Other taxes payable	2,366,802	2,041,066
	5,527,158	4,456,126

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

KBS Fashion Group Limited

Notes to consolidated financial statements

29.	TRADE AND OTHER PAYABLES-continued

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2014	2013

Current	29,710	166,049
Past due for less than 4 months	7,675	-
	37,385	166,049

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company's high bargaining power.

30.	RELATED PARTIES PAYABLES

(1) Nature of relationship with related parties:

Name	Relationship with the Group

Yan Keyan	Chairman, Director and Chief Executive Officer

Chen Bizhen	Wife of Yan Keyan

KBS International	Ex-shareholder of Hongri

(2) Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2014	2013

Yan Keyan	Borrowing of funds	626,666	209,116
Chen Bizhen	Borrowing of funds	24,412	214,028
KBS International	Borrowing of funds	-	5,365,898
		651,078	5,789,042

Related parties payables were unsecured, non-interest bearing and repayment on demand.

KBS Fashion Group Limited

Notes to consolidated financial statements

31.	SHORT-TERM LOANS

	As at December 31,
	2014	2013

Secured bank borrowings	-	1,968,213
Carrying amount repayable within 1 year	-	1,968,213

The borrowings are fixed-rate and denominated in RMB.

December 31, 2013

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,968,213	2013-2-26	2014-2-25	6.60%	Land use right and buildings	Yan Keyan/ Chen Bizhen
	1,968,213

Assets with the following carrying amounts have been pledged to secure bank borrowings:

	As at December 31,
	2014	2013

Land use right	-	758,464
Plant	-	8,492,926
	-	9,251,390

A personal guarantee was provided by director of the Company, Yan Keyan and Chen Bizhen for USD 1,968,213 among the balances at December 31, 2013 (December 31, 2013: Nil).

32.	WARRANT LIABILITIES

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

KBS Fashion Group Limited

Notes to consolidated financial statements

32.	WARRANT LIABILITIES-continued

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

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

Amount
Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using the volatility rates of market index.

KBS Fashion Group Limited

Notes to consolidated financial statements

32.	WARRANT LIABILITIES-continued

The inputs to the model were as follows:

	As at December 31,
	2014	2013

Stock price	4.25	10.20
Dividend yield	N/A	N/A
Risk-free rate	1.54%	1.75%
Expected term (in years)	4.58	5.0
Expected volatility	16.5%	20.5%

33.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group's share capital are as follows:

	Number of shares	Share capital US$	Share premium US$
Issue of shares at December 31, 2013	7,305,500	$731	$5,621,277
Adjustments during merger
Redemption	(4,981,736)
Issue to advisor	178,110
Shares cancelled	(42,000)
New issue to acquiree	22,957,455
	18,111,829	1,811	(4,573,830)
Shares outstanding after adjustments of merger	25,417,329	$2,542	$1,047,447
Reverse acquisition			(782,383)
Waiver of payable to ex-shareholder			5,359,811
Shares outstanding as December 31, 2014	25,417,329	$2,542	$5,624,875

Authorized Common shares of US$0.0001 as at December 31, 2014	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2014	25,417,329	$2,542	$5,624,875

KBS Fashion Group Limited

Notes to consolidated financial statements

33.	SHARE CAPITAL AND SHARE PREMIUM-continued

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

On August 1, 2014, the Company issued 22,957,455 of common stock in exchange of 100% equity interest of Hongri International Holding Limited.

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

The statutory surplus reserve of the Group amounts to USD 5,815,493 and USD 5,063,906 at December 31, 2014 and 2013, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

KBS Fashion Group Limited

Notes to consolidated financial statements

35.	RISK MANAGEMENT

1.	Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to owners through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged during the year.

The capital structure of the Group consisted of borrowings net of bank balances and cash, and equity attributable to owners of the Company comprising issued share capital and various reserves.

The directors of the Company review the capital structure regularly. As part of this review, the Group considers the cost of capital and the risks associated with each class of capital, and will balance its overall capital through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt.

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2014	December 31, 2013
Total borrowing	-	1,968,213
Less: cash and cash equivalents	(20,604,582)	(43,700,087)
Net debt	(20,604,582)	(41,731,874)
Total equity	105,618,076	93,732,093
Total capital	85,013,494	52,000,219
Gearing ratio	(20)%	(45)%

2.	Financial risk

Financial risk management objectives and policies

The Group's major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables and short-term loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

KBS Fashion Group Limited

Notes to consolidated financial statements

Market risk

(i) Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.0 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2014. As of December 31, 2014, our accumulated other comprehensive income was $4.3 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

(ii) Interest rate risk

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

Credit risk

As at December 31, 2014, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk on the Group’s trade receivables. The outstanding balance of the five largest customers represented approximately 68% of the trade receivables of the Group at December 31, 2014 (31 December 2013: 66%). In order to minimise the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

KBS Fashion Group Limited

Notes to consolidated financial statements

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2014 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2014

	Within 1 year	Over 1 year	Total
Trade and other payables	3,160,356	-	3,160,356
Related parties payables	651,078	-	651,078
Total	3,811,434	-	3,811,434

At 31 December 2013

	Within 1 year	Over 1 year	Total
Trade and other payables	2,415,060	-	2,415,060
Related parties payables	5,789,042	-	5,789,042
Short-term loans	1,968,213	-	1,968,213
Total	10,172,315	-	10,172,315

Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost approximate their fair values.

KBS Fashion Group Limited

Notes to consolidated financial statements

36.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31,
	2014	2013

Contracted and authorized	71,798,392	1,631,331

(2)	As at December 31, 2014, the Company had lease commitment as follows:

	As at December 31,
	2014	2013

Within 1 year	509,206	76,364
2-5 years	307,294	-
	816,500	76,364

* * * * *

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2*	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014

1.3*	By-laws as amended on September 22, 2014

2.1*	Specimen of Unit Certificate

2.2*	Specimen of Common Stock Certificate

2.3*	Specimen of Public Redeemable Warrant Certificate

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Letter Agreement by and among the registrant, Lazard Capital Markets LLC and the founders (incorporated by reference to Exhibit 10.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)). (1)

4.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 10.2 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.3	Form of Securities Escrow Agreement between the registrant, American Stock Transfer & Trust Company and the Founders (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to the registrant’s Registration Statement on Form F-1 filed on August 31, 2012 (Commission File No. 333-180571)).

4.4	Form of Services Agreement between the registrant and Seacrest Shipping Co. Ltd. (incorporated by reference to Exhibit 10.4 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.5	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

Exhibit No.	Description

4.6	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.7	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.8	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)

4.9	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.10	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.11	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.12*	Employee Agreement with Lixia Tu, dated June 25, 2015.

8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

11.1*	Code of Ethics, adopted on October 25, 2014

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

______________________

*Filed herewith.