Form 20-F
period 2015-12-31
KBS Fashion Group Ltd
filed 2016-05-02
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015): 25,417,329

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended December 31, 2015

i

ii

iii

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2015, 2014 and 2013, and the selected consolidated statements of financial position data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal year ended December 31, 2012, and the selected consolidated statements of financial position data as of December 31, 2012 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years ended December 31,
	2015	2014	2013	2012
Statement of Income Data
Total revenue	$61,343,681	$58,832,481	$99,559,814	$71,059,678
Total cost of sales	(46,511,274)	(39,416,973)	(57,363,839)	(35,791,977)
Gross profit	14,832,407	19,415,508	42,195,975	35,267,701
Distribution and selling expenses	(6,621,256)	(7,191,606)	(6,238,995)	(7,964,770)
Administrative expenses	(2,798,082)	(4,649,229)	(2,211,431)	(1,618,714)
Profit for the year	1,243,670	6,876,982	25,419,366	19,536,762
Total comprehensive income for the year	(4,801,102)	6,526,172	28,016,625	19,536,762
Outstanding shares	26,517,329	25,417,329	25,417,329	25,417,329
Earning per share, basic diluted	0.05	0.27	1.00	0.77
Balance Sheet Data
Cash and cash equivalents	$21,214,080	$20,604,583	$43,700,087	$32,148,309
Non-current assets	47,221,529	52,929,386	37,306,845	27,261,867
Current assets	62,098,951	62,093,570	76,045,907	52,012,850
Working capital	53,598,854	52,704,076	59,857,688	59,857,688
Total assets	109,320,480	115,022,956	113,352,752	79,274,717
Current liabilities	8,500,097	9,389,493	16,188,219	14,205,229
Total liabilities	8,503,506	9,404,880	19,620,659	14,205,229
Equity	100,816,974	105,618,076	93,732,093	79,214,717

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 71 in year 2015. In the future, we intend to invest more resources to improve brand recognition, in year 2015 we had new channel of sales wholesaling to some online shops or multi brand shops, the profitability of these part sales are lower than franchised stores or corporate stores. For the future’s new channel of sales, we cannot guarantee increase new sales or improve profitability of it.

We have our factory located in Taihu City in Anhui Province , China, consisting of an aggregate of 110,557 square meters of land. Currently the facility there has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers and some overseas orders. The construction commenced in 2011 and is to take place in four phases: Phase 1 consists of a 5-story dormitory, Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Phase 3 construction has been delayed because the local government need additional time to conclude negotiations with local residents over appropriate resettlement terms. It is estimated that the government will settle with the local residents before year 2017. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities, and is expected to be completed by the end of 2018. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We may also indefinitely lose opportunities to expand our sales due to this delay.

The decision to increase our production capacity was based in part on our projections of market demand for our products and OEM orders from other brand name owners. If actual customer demand does not meet our projections, we will likely suffer overcapacity problems and may have to leave capacity idle or need to contract out our facilities at an unfavorable price, which may reduce our overall profitability and adversely affect our financial condition and results of operations. Our future success depends on our ability to expand the Company’s business to address growth in demand for our current and future products.

Our ability to expand the Company’s business is subject to significant risks and uncertainties, including:

•	the unavailability of additional funding to invest more in brand recognition such as advertisement, expand our production capacity, purchase additional fixed assets and purchase raw materials on favorable terms or at all;
•	our inability to manage an online shop, hire qualified personnel and establish distribution methods;
•	conditions in the commercial real estate market existing at the time we seek to expand;
•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and
•	contract manufacturers;
•	failure to maintain high quality control standards;
•	shortage of raw materials;
•	our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;
•	diversion of significant management attention and other resources; and
•	failure to execute our expansion plan effectively.

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

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. For the fiscal years ended December 31, 2015 and 2014, we paid approximately $1.02 million and $17.5 million, respectively, for capital expenditures, which include expenses related to our second and third phase construction of production facility, purchasing production equipment, upgrading of our point-of-sale and enterprise resource, planning systems and decorating corporate stores.

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

Our business has grown and evolved rapidly in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million. The decrease in sales in 2014 and 2015 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as recent years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

We extend credit to some of our customers while generally requiring no collateral. Depending on the size and creditworthiness of a customer, we typically expect and receive payment within 30-90 days of product delivery. We perform ongoing credit evaluations of our customers’ financial condition. In addition, we had about 68% of accounts receivables are within 120 days credit term and we do not expect to have difficulties in collections. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business.

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31, 2014 and 2015, distributors accounted for approximately 69% and 40% of our total sales, respectively, and our top five distributors accounted for approximately 43.93% and 24.5% of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our OEM contract manufacturers.

The production of our brand name products are 100% outsourced to PRC-based third party OEM contract manufacturers. In the years ended December 31, 2015 and 2014, we had 8 and 7 contract manufacturers, respectively. Purchases from our top five OEM contract manufacturers accounted for approximately 92% and 98% of our total purchases for the years ended December 31, 2015 and 2014, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. If an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

Further, if any of our OEM contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors, become unable to supply products at all, or even recall products previously dispatched. This could cause the Company to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some OEM contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our OEM contract manufacturers is found to have violated laws and regulations in the PRC, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.

While we provide the designs of our products to the OEM contract manufacturers, as well as guidance for manufacturing the products ordered by us, we do not have direct control over the OEM contract manufacturers. If any of them is involved in unauthorized production and sale of goods using the KBS brand, our reputation, financial condition and results of operations may be materially adversely affected.

As the Company grows, our reliance on OEM contract manufacturers may also grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional OEM contract manufacturers to produce our products on the same or similar terms as our existing OEM contract manufacturers, and we may not be able to achieve our growth and development goals.

Any interruption in our operations could impair our financial performance and negatively affect our brand.

Our operations are complicated and integrated, involving the coordination of third party OEM contract manufacturers and external distribution processes. While these operations are modified on a regular basis in an effort to improve outsourcing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our operations processes, thereby causing downtime and delays. In addition, we may encounter interruption in our operations processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in our operations or capabilities at our facilities could result in our inability to procure our products, which would reduce our net sales and earnings for the affected period. If there is a delays in delivery times to our customers, our business and reputation could be severely affected. Any significant delays in deliveries to our customers could lead to increased returns or cancellations and cause the Company to lose future sales. The Company currently does not have business interruption insurance to offset these potential losses, delays and risks so a material interruption of our business operations could severely damage our business.

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

Our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2015, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015 due to the reasons discussed under Item 15. “Controls and Procedures.”

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

We leased the premises for our office located in Shishi and two corporate stores. However, none of our lease agreements have been registered with the relevant governmental agencies. According to our PRC legal counsel, Grandall Law Firm (Beijing), without registration, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, while we have taken various measures to verify the ownership of property such as checking utility bills and search government records, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premise promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

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

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

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

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010 the RMB has further appreciated against the U.S. dollar, from approximately RMB 6.83 per U.S. dollar as of June 1, 2010 to approximately RMB 6.49 per U.S. dollar as of December 31, 2015. It is difficult to predict how RMB exchange rates may change going forward.

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

Our common stock is traded and listed on the Nasdaq Capital Market under the symbol “KBSF.” The common stock may be delisted if we fail to maintain certain Nasdaq listing requirements. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On March 3, 2016, we received a letter from NASDAQ indicating that for the 30 consecutive business days between January 20, 2016 and March 2, 2016, the bid price of our common stock closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued inclusion on The NASDAQ Capital Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until August 30, 2016, to regain compliance with the minimum bid price requirement.

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

Delisting from NASDAQ may cause our shares of common stock to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our common stock is currently lower than $1.00 per share. However, because the daily trading volume in our common stock is very low, significant price movement can be caused by the trading in a relatively small number of shares. Therefore, were we to be delisted from NASDAQ, our common stock may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

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

We are an emerging growth company as defined in the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of our initial public offering in 2012 (“IPO”), (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our outstanding warrants may adversely affect the market price of our shares of common stock.

There are currently 5,918,000 warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. We also issued to the representative of the underwriters, concurrently with our IPO, for a purchase price of $100, an Underwriters’ Unit Purchase Option to purchase 250,000 units, each unit representing one share of common stock and one warrant. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings..

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

As of the date of this report, we have 26,517,329 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

On November 1, 2012, we closed our IPO of 5,000,000 units with each unit consisting of one share of common stock and one five-year warrant (the “IPO Units”). Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. On November 7, 2012, the underwriters of the IPO exercised their over-allotment option in part, for a total of an additional 550,000 IPO Units, generating total gross proceeds of $55,500,000 in connection with the IPO. We also issued to the underwriters in the IPO an option to purchase 250,000 units comprised of 250,000 shares of common stock and warrants to purchase 250,000 shares of common stock, at an exercise price of $12.50 per unit (the “Underwriters’ Unit Purchase Option”). In addition, we sold an aggregate of 368,000 units (the “Placement Units”) to our founding stockholders and their designees at $10.00 per unit, generating gross proceeds of $3,685,000. Each Placement Unit consists of one share of common stock and one warrant entitling the holder to purchase one share of common stock.

Following the consummation of our IPO until August 1, 2014, we were searching for a suitable target business to acquire. On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), with KBS International, Hongri International, a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International (each, a “Principal Stockholder”). The Exchange Agreement was subsequently amended on June 21, 2014. The transactions contemplated in the Exchange Agreement (the “Share Exchange”) were closed on August 1, 2014. At the closing, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. In exchange, we issued an aggregate of 22,957,455 shares of common stock of the Company to KBS International. In addition, on July 29, 2014, we completed a tender offer related to the Share Exchange and redeemed the 4,981,736 shares of common stock validly tendered and not withdrawn. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the 22,957,455 shares of common stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International. As a result, following the consummation of the Share Exchange, we had a total of 25,417,329 shares of common stock outstanding. On March 29, 2016, KBS Fashion Group Limited (the “Company”) granted an aggregate of 1.1 million restricted shares of common stock to certain executive officers and directors of the Company as compensations for their past services in 2015 and future services to be provided in 2016. So as of April 26,2016, we have a total of 26,517,329 shares of common stock outstanding.

On October 31, 2014, we held a special shareholder meeting and amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

Principal Capital Expenditures and Divestitures

For the years ended December 31, 2014 and 2015, our total capital expenditures and divestitures were $11.1 million and $1.02 million, respectively. Such expenditures were primarily used for our second and third phase construction of production facility and purchasing production equipment.

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

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 1,669 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2015, this network was comprised of 2 corporate stores owned and operated by the company and 69 franchised stores operated by 25 third party distributors or their sub-distributors. The number of stores has grown from 1 corporate store and 7 franchised stores as of December 31, 2006. In the years ended December 31, 2015, 2014 and 2013, sales through our corporate stores accounted for 29.5%, 27.4% and 19.2% of our total revenues respectively, and sales through distributors and wholesalers accounted for 66.5%, 69.1% and 78.5% of our revenues, respectively. Total revenue from corporate stores sales for fiscal year 2015 was $18.09 million, compared to $16.13 million for 2014 and $19.1 million for 2013. In 2015 sales from corporate stores increased slightly as compared to last year because the promotion sales went up to improve our brand recognition. Both sales of corporate stores and distributors in 2014 decreased as compared to 2013 because of the economic downturn in China in general and fierce competition from online stores.

From 2009 through 2015, total net sales increased from $28.1 million to $61.32 million while the net profit decreased from $9.0 million to $1.12 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

•	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the national census in 2010, the population in China between 15-59 years-old was 940 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

•	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 16 employees as of April 25, 2016. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 661 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

•	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

•	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2015, we had 2 KBS branded corporate stores and 69 franchised stores across 12 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2015, we had 25 distributors operating 69 franchised stores. All of our distributors have been working with us from 1 to 8 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development..

•	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 24 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to generate more wholesale sales to wholesalers who will in turn sell our products to online stores and multi-branded stores. We intend to continue to strengthen and expand our brand awareness by advertisement and developing wholesale sales to wholesalers who will in turn sell our products through online stores and multi-branded stores, such as webchat stores, which are increasingly popular in China. We plan to focus on helping our customers build our network across China through social media, which we believe can further promote awareness of our brand, showcase our complete product collections, stimulate sales in corporate stores in nearby regions and improve our overall business performance. By the end of 2015, We generated 20% of total sales to wholesalers who sell our products to online stores and multi-branded stores.

●	We plan to design our products through different channels. Starting from year 2015, the design of our products has been conducted through three channels. In addition to our in-house design team, we also outsource the design of our products to reputable third-party designers. Thirdly our ODM manufacture providers also directly sell their products to us. Through these channels, we are able to choose the designs that best match the KBS style. In year 2015, we had recruited additional highly qualified design staff and will continue to hire more design personnel.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City, Anhui Province, China, consisting of total 110,557 square meters of land. Currently this facility has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers and fulfill some overseas orders, The construction of our facility commenced in 2011 and takes place in four phases: Phase 1 consists of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Although we have the designed capacity of 5 million pieces yearly, the facility currently may only produce 2 million pieces per year. Phase 3 construction has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. It is estimated that the government will settle with the local residents before year 2017. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities. Phase 4 construction is expected to be completed by the end of 2018. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “—Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 500 to 900 different styles of products each year and intend to increase the number of our product offerings in the future.

●	We plan to expand our international market and attract more orders from overseas. Starting from year 2016, we have been awarded international OEM orders for producing clothes with overseas brands. Such orders are usually large and continuous. Due to the completion of phase 2 construction of our Anhui factory, we have enough production capacity to take on large orders. The current utilization rate of the Auhui factory is still quite low and we expect to invest more in attracting more large orders from overseas.

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

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2015, the suggested retail prices of our products ranged from RMB 199 to RMB 1,699 (approximately $33 to $280) for our apparel products and RMB 15 to RMB 999 (approximately $2.5 to $167) for our accessory products. Since 2006, we have launched 1,669 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2015, our design and product development team comprised 16 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Yan Keyan, who has more than 24 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

Starting from year 2015, design of our products comes from three channels. In addition to designing products by our in-house staff, we outsource to certain reputable designers. From time to time, our ODM manufacture providers also will directly sell their designed products to us.

In a typical year, we design and make around 1000 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 700 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 12 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of December 31, 2015, we owned and operated 2 corporate stores with an average floor area of approximately 79 square meters. The number of corporate stores grew significantly from 1 as of December 31, 2006, with the aggregate floor area increasing from approximately 60 square meters as of December 31, 2006 to approximately 1,974 square meters as of December 31, 2014. As part of our corporate strategy we closed some corporate stores in year 2015 because of the low profitability of certain corporate stores. In the years ended December 31, 2015 , 2014 and 2013, sales through our corporate stores accounted for 29.5%, 27.4% and 19.25% of our total revenues, respectively.

We directly own and operate our corporate stores. This direct control enables us to have closer relationship with our ultimate customers and better understanding of market trends and consumer preferences. Required capital for opening of each store depends on the location and area of the designated store. On average, the renovation cost per store is around $67,000 and the first year of rent payment is around $140,000 including premium paid to the previous owner. Rental period varies from two to five years. The total capital required to open a new store is generally around $207,000 per store. Once negotiation of rent is concluded, it takes one to two months to open up a store. We usually open up stores right before a peak season, such as labor holiday in May, National holiday in October and Chinese New Year in January/February. On average, new stores break even after one to three months of operation.

We currently have two standard designs for our corporate stores located in Fujian Province. They were considered as flagship stores for our distributors’ reference. Because in year 2015 we closed some corporate stores, the stock of these stores were cleared in promotion exhibitions in the third-tier cities at lower prices.

For corporate stores opened in second tier cities, we normally have a higher aesthetic standard compared with corporate stores in third and fourth tier cities. We generally locate our corporate stores at street level to access high pedestrian flow. Normally, we will sell in-season stock in our second-tier city corporate stores. Our second-tier city corporate stores are also designed to showcase our marketability to potential distributors so as to induce them to join our distributorship. For stores opened in the third and fourth tier cities, we normally sell some of our slow-moving or off-season stock at a discount due to our awareness of the generally lesser amount of disposable income available to residents of these cities. During certain times of the year, such as the New Year, Chinese New Year and Labor Day, we will organize promotional discounts together with our franchised stores to attract more customers and increase our stock turnover.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2015, we had 32 franchised distributors who operated 69 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 8 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 74 square meters as of December 2015. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 5,094 square meters as of December 31, 2015. In the years ended December 31, 2015, 2014 and 2013, sales through our distributors accounted for 66.5% , 69.1% and 78.5% of our revenues, respectively.

During the fiscal year ended December 31, 2013, we had 3 customers exceeding 10% of net sales, namely Youfu Jiang, Zhiyan Wang and Jinshu Chi accounted for 16%, 14.9% and 15% of revenues, respectively. During the fiscal year ended December 31, 2014, we had one customer exceeding 10% of our net sales, which accounted for 16.4% of our revenues. During the fiscal year ended December 31, 2015, we had one customer exceeding 10% of our net sales, which accounted for 10.8% of our revenues.

Sales generated by our five best-performing franchised distributors accounted for approximately 27.1% ,43.93% and 54.05% of our revenues in the years ended December 31, 2015, 2014 and 2013, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

•	Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

•	Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

•	Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

•	Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The discounted wholesale prices to distributors are classified into the following three categories: provincial distributor at a discount of 35% of retail price, district distributor is 30% of retail price and the wholesale distributor is 25% of retail price.

•	Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB800,000 for each store.

•	Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million to RMB1 million as a deposit upon placing an order. Upon delivery of the orders, we will deduct amounts on deposit from the purchase price. For new and small district distributors, we normally require them to pay the balance before the delivery of its products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties or encouraging them to order more. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

•	Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

•	Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

•	Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

•	Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2015:

Location	As of December 31, 2015
Fujian	12
Guangdong	2
Guangxi	11
Jiangsu	5
Anhui	1
Zhejiang	1
Chongqing	8
Inner Mongolia	1
Tianjin	7
Hebei	6
Heilongjiang	7
Sichuan	8
Total	69

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

Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. Our production facility was operating at full capacity between 2009 and 2012. In 2013, we produced about 0.46 million units at the operating capacity of 23%; in 2014, we produced about 0.39 million units at the operating capacity of 19.5%; while in 2015,we produced about 0.48 million units at the operating capacity of 24%.

 Since 2011, we have been negotiating with the local government to acquire land use rights for our current facility consisting of 110,557 square meters. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in March 2012 and May 2012, respectively and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land, but we currently expect the construction of the new production facilities to be completed by 2018. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2015, we had 2 ODM contract manufacturers and 8 OEM contract manufacturers. In the years ended December 31, 2014 and 2013, we had 6 and 6 OEM contract manufacturers respectively. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $27.9 million, $23.2 million and $53.8 million for years ended December 31, 2015, 2014 and 2013 respectively, accounting for approximately 92%, 96.6% and 94% of our total cost of sales in the respective periods.

As of December 31 2015, our principal ODM and OEM contract suppliers included the following:

No.
1	Shishi Chen Xin Sports Goods Co. Ltd.
2	Shishi Bieqi Apparel Co., Ltd.
3	Shishi Kai Quan Apparel Co., Ltd.
4	Shishi Nanya Economic Development Co.,Ltd
5	Shishi Hua Lai Shi Cloting Co.Ltd
6	Shishi Xufu Apparel Co., Ltd.
7	Shishi Rongpeng Clothing Co.Ltd
8	Bai Tian Ni(Fujian) Clothing fabric Co.Ltd
9	Jingjiang City Hongtai Waisheng business and trading Co.Ltd

We are not materially reliant on any single ODM or OEM contract supplier.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors and the department store chains place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our ODM and OEM contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our ODM and OEM contract manufacturers immediately after each of our two seasonal sales fairs, usually in May for our autumn and winter products and in October for our spring and summer products, where we confirm sales orders with our distributors and department store chains. This enables us and our ODM and OEM contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors and department store chains on a just-in-time basis so as to minimize our inventory levels. The alternative way to control cost is when if we have chance to buy materials which the price is much lower than market price, we will buy it in advance and give to OEM contract manufactures use our material to produce.

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

We have implemented a centralized system for procurement and inspection of raw materials and ancillary components to help ensure a stable and high quality supply. Those materials and components that fail to meet our tests may be returned to the suppliers for replacement. Our quality control team also carries out quality control procedures on the products produced by our ODM and OEM contract manufacturers. We conduct on-site inspections of our ODM and OEM contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our ODM and OEM contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to ODM and OEM contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from ODM and OEM contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our ODM and OEM contract manufacturers to meet our quality standards.

In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our ODM and OEM contract manufacturers, primarily by requiring our ODM and OEM contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. We also intend to apply more stringent standards for inspecting products manufactured for us by our ODM and OEM contract manufacturers.

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

In the years ended December 31, 2015,2014 and 2013 our total advertising and promotional expenses amounted to approximately $1.70 million, $1.63 million and $2.5 million, respectively, which accounted for approximately 2.8%, 2.8% and 2.5% of our revenues in the respective periods.

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

Intellectual Property

We currently have the licenses to use two registered trademarks in the PRC.

The registered trademarks on which we have licenses are the following:

Trademark	Registration No.	Valid Term
KBS	4342760	January 1, 2014 - December 31, 2018

Ka bi sports	5462336	March 14, 2010 - March 12, 2020

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

We did not incur material costs in environmental compliance in fiscal years 2015,2014 and 2013. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

Our company has established a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2015, this network was comprised of 2 corporate stores owned and operated by us and 69 franchised stores operated by 25 third-party distributors or their sub-distributors.

Relocated from Shishi City, Fujian, China in March 2011, our company’s production facility is currently located in Taihu City in Anhui Province, China. The facility has a production capacity of 2 million pieces per year and we just move in upon the completion of phase 2 in year 2015. By relocating from the coastal area to Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. We manufacture a variety of menswear products, including, jeans, shirts, suits and socks. Because of its variety and complexity in the production process, these products require special sewing machines and workmanship, which we currently do not possess. As a result, the Company is not yet able to produce KBS branded products and has outsourced its KBS branded product manufacturing to other established ODM and OEM manufacturers in the Fujian and Zhejiang regions. The Company has completed the second phase construction of its a new factory at the end of 2014. The second phase has an annual production capacity of 5 million pieces subject to our purchasing additional equipment. Currently Anhui factory mainly produces OEM orders and some international orders.

Our production facility consists of total 110,557 square meters of land. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in May 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land, but we currently expect the construction of the new production facilities to be completed by 2018. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

In 2015, we closed 16 corporate stores and as of December 31, 2015, we leased the premises for our remaining 2 corporate stores. We have undertaken various measures to verify the lessors’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. Before we ever rent some stores are located in rural areas where land use rights are held collectively by villages, where records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believes the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate stores is leased from a related party, whose ownership of the property has been verified by our company. We paid a total of RMB 3,148,000, RMB 3,106,000 and RMB 3,010,667 as rental fees for the 18 corporate stores during the fiscal years 2013, 2014 and 2015, respectively. The total area of these 18 corporate stores is 1972 square meters. The sales of each store and its location are shown below:

Area	Sales in fiscal year 2013( USD)	Sales in fiscal year 2014(USD)	Sales in fiscal year 2015(USD)
Shop at Shishi factory	1,403,005	1,135,762	1,527,019
Jinjiang Hankou	584,186	476,530	751,067
Shishizhixiang	502,989	596,478	759,464
Shishi Yongning	782,524	395,305	635,127
Shishi Jinshang	424,041	274,625	288,100
Jinjiang Longhu	694,050	548,685	513,974
Nanan	809,919	567,466	165,351
Wukeng	751,392	510,592	201,032
Yinglin	758,285	599,027	253,078
Gouxi	838,716	605,038	322,989
Xiamen Wanda shop	587,415	463,275	714,777
Xingjiang Dongshi	759,142	580,668	568,377
Zhangzhou Wanda	738,115	582,088	451,091
Fuzhou Shimao	1,170,975	937,192	139,948
Putian Wanda Shop	1,260,334	1,017,318	479,082
Quanzhou Dayang	405,366	332,780	558,718
Quanzhou Wanda	286,156	505,756	244,218
Ningde Wanda	84,310	393,554	262,319
Total:	12,840,916	10,522,137	8,835,732

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2015, the suggested retail prices of KBS’s products ranged from RMB 199 to RMB 1,699 for its apparel products and RMB 15 to RMB 999 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched 1,660 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2015, this network was comprised of 2 corporate stores owned and operated by us and 69 franchised stores operated by 23 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. Because of the recent economic slowdown in China and fierce competition from our competitors, online stores sales from franchised stores and corporate stores went down in 2015 as compared with the previous year. In 2014 and 2015, the distributors closed 12 and 15 franchised stores and we closed 16 corporate stores in year 2015. The company intends to generate more revenues from OEM and online sales directly to customers in 2016.

KBS also acts as an original design manufacturer, or OEM, upon request. Income from such services accounted for 4.0%, 3.47% and 2.36% of revenue for the years ended December 31, 2015, 2014 and 2013, respectively.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes OEM orders from other sportswear companies, like Xtep. Our production facility in Taihu, Anhui Province includes three parcels of land with a total area of 110,557 square meters. We have obtained land use rights for two parcels of land with an area of 9,845 square meters in 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land, but we currently expect the construction of the new production facilities to be completed by 2018. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM and OEM manufacturers in China.

A.	Principal Factors Affecting Financial Performance

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

Comparison of Fiscal Years Ended December 31,2015, 2014 and 2013 (on a pro forma basis)

The following table sets forth key components of our results of operations, for the years ended December 31, 2015, 2014 and 2013, both in U.S. dollars and as a percentage of our revenue. The financial numbers of year 2014 are on a pro forma basis as if the Share Exchange occurred at the beginning of year 2014.

	Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	61,343,681		58,832,481		99,559,814
Cost of sales	-46,511,274	-76%	-39,416,973	-67%	-57,363,839	-58%
Gross profit	14,832,407	24%	19,415,508	33%	42,195,975	42%
Operating expenses
Distribution and selling expenses	-6,621,256	-11%	-7,191,606	-12%	-6,238,995	-6%
Administrative expenses	-2,798,082	-5%	-4,649,229	-8%	-2,211,431	-2%
Total operating expenses	-9,419,338	-15%	-11,840,835	-20%	-8,450,426	-8%
Other income	302,145	0%	252,748	0%	367,896	0%
Other gains and losses	-3,877,832	-6%	-2,036,508	-3%	96,806	0%
Profit from operations	1,837,381	3%	5,790,913	10%	34,210,251	34%
Finance costs	0	0%	-23,630	0%	-11,421	0%
Change in fair value of warrant liabilities	11,978	0%	3,417,053	6%	45,442	0%
Profit before tax	1,849,359	3%	9,184,336	16%	34,048,388	34%
Income tax	-605,689	-1%	-2,307,354	-4%	-8,629,022	-9%
Profit for the year	1,243,670	2%	6,876,982	12%	25,419,366	26%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment for the respective periods is as follows:

By business	Distribution network			Corporate stores			OEM			Consolidated
	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31,2015	Year ended December 31, 2014	Year ended December 31, 2013
Sales to external customers	40,815,528	40,654,657	78,111,563	18,091,585	16134,537	19,093,669	2,436,568	2,043,287	2,354,582	61343,681	58,832,481	99,559,814
Segment revenue	40,815,528	40,654,657	78,111,563	18,091,585	16,134,537	19,093,669	2,436,568	2,043,287	2,354,582	61,343,681	58,832,481	99,559,814
% of Sales	67%	69%	78%	29%	27%	19%	4%	3%	2%	100%	100%	100%
Segment gross margins	9,668,518	12,382,562	28,162,776	4,239,168	6,327,728	13,277,404	924,722	705,218	755,795	14,832,407	19,415,508	42,195,975
Gross margin rate	24%	30%	36%	23%	39%	70%	38%	35%	32%	24%	33%	42%

Segment sales

For the year ended December 31,2015, total revenue increased by 4.3% from $58.8 million in 2014 to $61.3 million. Our total revenue of 2014 decreased 40.1% from $99.5 million for the year ended December 31, 2013. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network — Revenue from the Company's distributor network in 2015 remained stable at approximately $40.8 million as compared with $40.6 million of 2014. There was a decrease of revenue from the Company's distributor network in year 2014 by 48% from $78.1 million in year 2013. The distributor segment accounted for 67% of the total revenue in 2015, compared to 69% and 78% during years 2014 and 2013, respectively. Gross profit margin for the Company's distributor network decreased to 24% in 2015 from 30% of year 2014. The gross profit decreased due to the reduction of unit price in year 2015. We had some new wholesale customers to whom we sold our products at lower selling prices in order to help our distributors and wholesalers improve their sales. Revenue from old distributors decreased in year 2015 which was offset by the increase in sales from the new wholesale distributors. In year 2014, gross profit margin for the Company's distributor network decreased to 30% from 36% for year 2013. The gross profit decreased due to the reduction of unit price in year 2014 as we sold to our distributors at lower prices to help them improve their sales. Some distributors’ sales went down in year 2014 because they overbought stock at the end of year 2013. As they did not sell the stock well in 2014 and were unable to repay all debts to us, we suspended sales of new products to them until they repaid the outstanding debts owed to the company.

The Company's distributor network currently consists of 33 distributors in 16 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2015, distributors operated a total of 69 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate stores sales for fiscal year 2015 was $18.09 million, compared to $16.13 million year 2014. In 2015 sales from corporate stores increased as compared to 2014 because of the increased promotion sales to improve the brand recognition. Total revenue for corporate stores for the fiscal year 2013 reached $19.1 million. As of December 31, 2014, the Company operated 18 corporate stores, all located in Fujian, maintaining the same number of stores as of December 31, 2013. Total revenue from both corporate stores sales and distribution sales of year 2014 decreased as compared to year 2013 because of the economic downturn in general and fierce competition from online stores.

The corporate stores segment contributed 29% of total revenue in 2015, compared to 27% in year 2014 and 19% of 2013. Gross profit margin for the Company's corporate stores was 23% in 2015, compared to 39% in 2014 and 70% in 2013. The margin compression from 2013 to 2015 is primarily due to (1) in 2015 we closed 16 corporate stores and sold their stock at a lower price; (2) we reduced the sale price of our goods in corporate stores to stimulate sales.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by our Company. Revenue from the OEM segment increased by $0.4 million to $2.44 million for year ended December 31 2015, compared to $2.04 million for the year ended December 31, 2014. Gross profit margin increased to 36% from 35% of year 2014. Compared with 2013, revenue from the OEM segment decreased by 13.2% for 2014 from $2.3 million for 2013. Gross profit margin increased to 35% in 2014 from 31.9% of year 2013.

Cost of sales and gross profit rate

Cost of sales was $46.5 million for the year of 2015, reflecting an increase of 18% from $39.4 million for 2014. Compared with 2013, the cost of sales of year 2014 decreased by 31% from $57.3 million in the year 2013. Gross profit for year 2015 was $14.8 million, decreased by 18.7% as compared to $19.4 million for year 2014 and $42.1 million for year 2013. Due to the lower selling price to multi-branded stores and online stores and the decreased unit price to improve sales in year 2015 and 2014, the gross profit rate decreased from 33% in year 2014 to 24% in year 2015. The company also launched a promotional event to sell at lower prices to attract more customers in year 2015. We sold more products at the promotional event than 2014 because we sold stock of the 16 corporate stores closed in 2015. Compared with 2013, due to a higher percentage of sales from franchised stores and the decreased unit price to improve sales in year 2014, the gross profit rate decreased from 42% in year 2013 to 33% in year 2014. The company also launched a promotional event to sell at lower prices to attract more customers, which made the gross profit rate lower compared to year 2013.

Administrative expenses

Administrative expenses decreased by $1.9 million, or 40% to $2.80 million for 2015, from $4.70 million for 2014. The decrease was mainly due to the decrease of staff salary and rental payment of closed corporate stores. Administrative expenses increased by $2.5 million, or 109% in 2014 from $2.2 million for 2013. The increase from 2013 to 2014 was mainly due to the non-recurring legal and professional fees in connection with the Share Exchange and additional expenses incurred on outsourcing design of products.

Distribution and selling expenses

Selling and distribution expenses decreased by $0.57 million or 8%, to $6.6 million for the year ended December 31, 2015 from $7.19 million for 2014. Such decrease was mainly due to the reduction of staff salary and rental payment as a result of the close of 16 corporate stores. The advertisement expenses of year 2015 and year 2014 are relatively even and selling expenses accounted for 11% and 12% for years 2015 and 2014, respectively. Selling and distribution expenses increased by $0.95 million, or 15.2% for the year ended December 31, 2014, from $6.24 million for 2013. Selling expenses accounted for 12% of total revenue of 2014, compared to 6% for 2013. The increase in selling expenses from 2013 to 2014 was mainly due to the increase in advertisement expense of about $1.63 million in 2014.

Other gains and losses

Other gains and losses decreased by $1.84 million, or 90%, to $3.88 million for the year ended December 31, 2015 from $2.04 million for year 2014. The decrease was mainly due to the impairment on prepayment of land use right in Anhui, prepayment of construction on such land and additional provision on bad debts from three clients. Compared with 2013, other gains and losses decreased by $2.13 million, or 216%, to $2.04 million for 2014, from $0.09 million for 2013. The increased loss was primary attributable to the additional provision on bad debt from a client.

Change in fair value of warrant liabilities

We currently have 5,918,000 warrants outstanding. The fair value of outstanding warrants decreased to $3,409 as of December 31, 2015 from $15,369 as of December 31, 2014 and $3,432,440 as of December 31, 2013. Change in fair value of warrant liability decreased to $11,920 for the year ended December 31, 2015, from $3.4 million and $0.04 million for years ended December 31, 2014 and 2013, respectively.

Profit for the year

Profit for the year was $ 1.24 million in 2015 as compared to $6.88 million for 2014, representing a decrease of $5.6 million or 81%. Net margin was 2% for the year ended December 31, 2015, compared to 12% for the year ended December 31, 2014.

Profit for the year decreased from 2014 to 2015 mainly due to the following reasons: (1) the impairment of prepayment on the land use right of the third parcel of land of our Taihu facility and prepayment to the construction on such land; (2) the decrease of unit selling price, resulting the reduction of gross profit; and (3) the profit margin from sales to multi-branded stores and online stores is usually lower than other channels of sales.

Profit for the year was $6.88 million for the year ended December 31, 2014 as compared to $25.42 million for 2013, representing a decrease of $18.54 million or 72%. Net margin was 12% for the year ended December 31, 2014 as compared to 25.9% for 2013.

Profit for the year decreased from 2013 to 2014 mainly due to the following reasons: (1) the reduction of unit selling price, resulting the decrease in the gross profit; (2) the revenue from corporate stores decreased while the expenses of these stores remained relatively the same; (3) the administrative expenses and distribution and selling expenses remained as a large portion of total revenue; and (4) the promotion sales did not contribute profits to the company.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents of approximately $21.2 million. To date, we have financed our operations primarily through net cash flow from operations and the proceeds from the Share Exchange. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates, the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Cash Flow (all amounts in U.S. dollars)
	Fiscal Year Ended 31-Dec
	2015	2014	2013
Net cash provided (used in) by operating activities	$2,564,732	$-3,336,527	$15,937,350
Net cash provided by (used in) investing activities	-927,876	-17,533,013	-11,145,390
Net cash provided by (used in) financing activities	0	-1,991,343	986,878
Net increase (decrease) in cash and cash equivalents	1,636,856	-22,866,383	5,778,338
Effects of exchange rate change in cash	-1,027,358	-229,122	1,591,835
Cash and cash equivalents at beginning of the period	20,604,582	43,700,087	36,329,914
Cash and cash equivalent at end of the period	$21,214,080	$20,604,583	$43,700,087

Operating Activities

Net cash provided by operating activities was $2.6 million in the year ended December 31, 2015, compared with $3.3 million used in operating activities in 2014. The change was mainly due to a prepayment on inventory more than $2 million at the year end of 2015.

Net cash used in operating activities was $3.3 million in the year ended December 31, 2014, compared with $15.9 million provided by operating activities in 2013. This change was mainly due to the increase of trade receivables of $11 million as the Company had account receivables in an amount of $13 million as of December 31, 2013 which have not been collected during 2014. The Company has since enhanced its credit control policy of its distributors.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2015 was $0.9 million, compared with $17.5 million net cash used in investing activities in 2014. The net cash used in investing activities in 2015 was mainly for the decoration of office in Taihu facilities in Anhui and purchase of some plants.

Net cash used in investing activities in the year ended December 31, 2014 was $17.5 million, compared with $11 million net cash used in investing activities in the same period last year. The increase in net cash used in investing activities was mainly due to payments for construction cost of our production facility in Taihu City in Anhui Province, China.. The prepaid amount of $ 15.7 million for the construction of our production facility was made against the phase 2 and 3 of the Taihu facilities construction. Related payment for the Taihu factory was $11.2 million in 2013. In addition, in 2014, the Company spent an additional $1.9 million purchasing new plant and equipment.

Financing Activities

Net cash used in financing activities in fiscal year 2015 was 0, because we did not have financing activities in year 2015 as compared to $1.99 million of net cash used in financing activities in 2014.

Net cash used in financing activities in fiscal year 2014 was $1.99 million, as compared to $1.0 million in fiscal year 2013. The decrease of net cash provided by financing activities was mainly attributable to repayment of bank loans of $1.97 million raised by our Anhui facilities for its own working capital purpose. The company made interest payments of $23,630 in fiscal year 2014 as compared with $116,421 in fiscal year 2013.

Loans, Other Commitments, Contingencies

As of December 31, 2015, we do not have any bank loans. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

C.	Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. For the years ended December 31, 2015, 2014 and 2013, our researched and development expenses amounted to $0.69 million, $0.57 million and $0.07 million, respectively, accounting for approximately 1.1%, 0.97% and 0.07%, of our total revenue, respectively. These expenses consist primarily of outsourced design service fee and salary expenses of research and design department.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2015.

	Payments Due by Period
	Less than			More than
Contractual Obligations	1 year	1-3 years	3-5 years	5 years
Construction Obligations	$67,735,983
Operating Lease Obligations	$102,783	$168,084	$155,055	$2,429.201
Purchase of finished goods and material
Total	$67,838,766	$168,084	$155,055	$2,429,201

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $112 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2015 we had already paid about $40.23 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the on time budget on every phase. The majority of funds for construction expenses will come from the cash balance on the account as at December 31, 2015 and the new profit of following year.

Anhui Land Use Right Acquisition Contract

On September 2, 2010, Hongri PRC entered into an agreement with a third party to acquire a land use right in relation to the development of factories in Taihu City, Anhui Province, at a total consideration of RMB 43 million (approximately $6.3 million). Full consideration was paid in September 2010. There are three parts of the land. The Company has obtained land use rights certificates for the first parcel of land with 7,405 square meters on March 19, 2012, and the second parcel of land with 2,440 square meters on May 26, 2012. The Company is currently in the process of obtaining the land use right certificate for the third parcel of the land with 100,712 square meters.

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Provisions for estimated sales return were estimated at nil 2013,2014 and 2015. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 90-120 days from 2013 to 2015.

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative in 2014 and 2015 to buyback certain excessive inventory from certain distributors so that the relationship with authorized retailers and distributors can be developed in a healthier long-term manner.

Sales of goods—retail We had 18 corporate shops during the year 2015 and had 2 corporate stores as of December 31, 2015. Revenues generated from these corporate shops are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers, who bear all related program costs.

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

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

NAME	AGE	POSITION

Keyan Yan	44	Chairman, Director and Chief Executive Officer

Themis Kalapotharakos	40	Executive Director

Lixia Tu	34	Chief Financial Officer

John Sano	45	Independent Director

Matthew C. Los	50	Independent Director

Mr. Keyan Yan. Mr. Yan has been the Chairman of our board of directors and Chief Executive Officer since the closing of the Share Exchange on August 1, 2014. Mr. Yan has over 16 years of senior management experience. He served as Chairman and Chief Executive Officer of KBS International between March 2011 and August 2014. From 1994 to present, Mr. Yan has served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi, China from 1989-1994. Mr. Yan obtained a certificate of corporate management from Xiamen University in 1992.

Ms. Lixia Tu. Ms. Tu became the Company’s Chief Financial Officer on June 25, 2015. Ms. Tu has more than night years of accounting and audit experience, familiar with IFRS, US GAAP, Sarbanes-Oxley and the compliance requirements of SEC. After she worked as a project manager at BDO China Fu Jian SHU LUN PAN Certified Public Accountants for four years, she worked as a CFO or a financial consultant for some other companies. Ms. Tu holds a Master’s degree in professional accounting from the University of Deakin in Australia. Ms. Tu is also a member of the Chartered Association of Certified Accountants.

Mr. Themis Kalapotharakos. Mr. Kalapotharakos became our executive director on June 15, 2015. Mr. Kalapotharakos has acquired a range of expertise of a wide spectrum of business activities. He has extensive high-level experience at the Shipping, Trading and Finance industries where he has founded, developed and operated various businesses starting from the ground up. His roles involved regular communication and coordination with investors, financial institutions, capital market authorities, custodian and administrative banks, auditors and legal counsel. He holds a Bachelor’s degree from Cardiff University and an MSc Degree from Cass Business School in the UK.

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

In 2015, we paid an aggregate of approximately $292,371 in cash as compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Employment Agreements

Please refer to Item 10 “Additional Information—C. Material Contracts.”

C.	Board Practices

As of January 1, 2015, the Company’s board of directors consisted of seven members, Keyan Yan, Stanley Wong, Stylianos Stergios Sougioultzoglou, Y. Tristan Kuo, John Sano, Meng Zhou and Chi Yee Gaw, who were elected to serve until their successors are duly elected and qualified. Our directors may be elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors.

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

As of December 31, 2015, we employed 270 full-time employees, of which 183 employees at our production facility in Anhui Province, China, are contracted with through a labor agency. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees of 2015
Management and Administration	50
Marketing, Sales and Distribution	30
Design and Product Development	16
Production	130
Procurement, Warehousing and Logistics	25
Quality and Assurance	19
TOTAL	270

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 26, 2016 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	13,464,796	50.78%
Lixia Tu	Chief Financial Officer	Common Stock	200,000	* %
Themis Kalapotharakos	Director	Common Stock	2,531,500	9.54%
John Sano	Director	Common Stock	100,000	*
Matthew C. Los	Director	Common Stock	2,531,500	9.54%
All officers and directors as a group (8) (5 persons named above)			16,546,296	60.32%
5% Security Holders
Keyan Yan (3)		Common Stock	13,464,796	50.78%
Aqua Investments Corp. (4)		Common Stock	2,281,500	8.60%
Nicholas John Frangos		Common Stock	2,281,500	8.60%
Anna Polemis (4)		Common Stock	2,281,500	8.60%
Matthew C. Los(4)		Common Stock	2,531,500	9.54%
Stylianos Stergios Sougioultzoglou(4)		Common Stock	2,281,500	8.60%
Themistoklis Kalapotharakos(4)		Common Stock	2,531,500	9.54%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of April 26, 2016, a total of 26,517,329 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Including 13,164,796 shares owned by Mr. Chan Sun Keung. On March 9, 2011, Keyan Yan entered into an option agreement with Mr. Chan Sun Keung, which was amended on August 1, 2014. Pursuant to the option agreement, as amended, upon his request, Mr. Yan has the option to acquire all of the shares of common stock of the Company that Chan Sun Keung acquired at any time.

(4)	Including 368,000 shares underlying warrants owned by Aqua Investments Corp., control of which is shared by the indicated persons.

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

From time to time, KBS and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2014 and 2015, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket, As of December 31, 2014 and 2015, the balance of these amounts we borrowed from Mr. Yan was $626,666 and $958,961.

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

The following table provides the high and low reported market prices of our securities as reported by Nasdaq Stock Market for the periods indicated.

	Units		Common Stocks		Warrants
	High	Low	High	Low	High	Low

Annual Highs and Lows

2012	$10.05	$9.97	N/A	N/A	N/A	N/A
2013	10.38	10.00	$10.98	$9.00	$0.33	$0.20
2014	10.74	5.50	10.40	4.25	0.39	0.11
2015	4.25	2.11	13.76	2.12	0.19	0.015

Fiscal Quarterly Highs and Lows 2014

First Quarter	$10.74	$10.1	$10.28	$10.12	$0.39	$0.24
Second Quarter	10.5	10.3	10.4	10.17	0.26	0.15
Third Quarter	10.72	8.26	10.35	7.07	0.24	0.13
Fourth Quarter	5.50	5.50	7.71	4.25	0.18	0.16

Fiscal Quarterly Highs and Lows 2015
First Quarter	$5.50	$5.50	$5.54	$2.83	$0.15	$0.14
Second Quarter	4.25	3.00	13.76	3.15	0.17	0.25
Third Quarter	4.25	2.11	6.50	3.02	0.07	0.015
Fourth Quarter	4.20	2.11	5.96	2.12	0.19	0.03

Fiscal Quarterly Highs and Lows 2016
First Quarter	$4.20	$4.20	$2.34	$0.27	$0.0305	$0.001

Monthly Highs and Lows
October 2015	$4.20	$4.20	$5.96	$3.51	$0.19	$0.07
November 2015	4.20	4.20	4.75	3.50	0.19	0.08
December 2015	4.20	4.20	3.60	2.12	0.08	0.03
January 2016	4.20	4.20	2.34	0.27	0.0305	0.03
February 2016	4.20	4.20	0.83	0.33	0.03	0.03
March 2016	4.20	4.20	0.51	0.34	0.03	0.001
April 2016 (through April 28, 2016)	4.20	4.20	0.57	0.31	0.001	0.001

Approximate Number of Holders of Our Securities

On April 26, 2016, there was 1 holder of record of our Units, 236 shareholders of record of our common stock and 1 holders of record of our Warrants. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

A.	Plan of Distribution

Not applicable.

B.	Markets

See our disclosures above under “A. Offer and Listing Details.”

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock.

•	As of date of this report, there are 26,517,329 shares of common stock issued and outstanding, including 516,417 shares of common stock included in the IPO Units issued in the IPO and 368,000 shares of common stock included in the Placement Units. We have never issued any preferred stock.

•	As of date of this report, we have 516,417 IPO Units outstanding. In addition, there are 368,000 Placement Units outstanding.

•	As of date of this report, we have 5,918,000 warrants outstanding (including 516,417 IPO Warrants underlying the 516,417 IPO Units and 368,000 warrants underlying the 368,000 Placement Units), each warrant entitles the holder to purchase one share of common stock at a purchase price of $11.50.

•	As of date of this report, we have one Underwriters’ Unit Purchase Option outstanding, which entities the holder to purchase 250,000 units at an exercise price of $12.50 per unit, each unit consisting of one share of common stock and one warrant, each to purchase one share of common stock at a price of $11.50.

B.	Memorandum and Articles of Association

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

Warrants

As of date of this report, we have 5,918,000 warrants outstanding, which were issued to the public in our IPO (the “IPO Warrants”). Each of the IPO Warrants entitles the holder to purchase one share of common stock at a price of $11.50 expiring on August 1, 2019, provided that there is an effective registration statement covering the shares of common stock underlying the IPO Warrants.

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

As of date of this report, we also have 516,417 IPO Units outstanding, each including one IPO Warrant and one share of our common stock.

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

On August 1, 2014, the Company entered into an employment agreement with Keyan Yan, pursuant to which Mr. Yan agreed to act as the Chief Executive Officer of the Company. The employment agreement has a term of three years which may be extended by agreement between Mr. Yan and the Company. The annual base salary of Mr. Yan is $105,000. His compensation will be reviewed from time to time according to the Company’s policies. Mr. Yan is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

On June 25, 2015, our Hong Kong subsidiary, Vast Billion Investment Limited (“Vast Billion”) entered into an employment agreement with Lixia Tu, pursuant to which Ms. Tu agreed to act as the Chief Financial Officer of Vast Billion. The employment agreement has a term of two years. With or without cause, either Vast Billion or Ms. Tu may terminate the agreement at any time upon a 30-day written notice to the other party. Ms. Tu’s initial annual after-tax base salary was RMB 800,000 (approximately $128,000). She is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted.

D.	Exchange Controls

Marshall Islands Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

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

Sale or Other Disposition

U.S. holders of our common stock will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of common wtock equal to the difference between the amount realized for the common stock and the U.S. holder’s tax basis in the common stock. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the common stock has been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of common stock. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S. source dividends or interest ) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S persons of interests in or accounts with those entities). The obligation to withhold under FATCA applies to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2015. As of December 31, 2015, our accumulated other comprehensive income was -$6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report because the Company did not employ an individual with the necessary qualifications to prepare a complete set of financial statements and related footnotes in accordance with generally accepted accounting principles including all applicable Securities and Exchange Commission pronouncements and the Company has a lack of internal resources to account for the completeness of transactions to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and regulations, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO, as appropriate, to allow timely decisions regarding required disclosure. To address this issue, we have expanded our disclosure controls and procedures to include additional analysis and other procedures over the preparation of the financial statements in this report. In addition, we engaged third party external financial reporting specialists with expertise in IFRS and the SEC reporting regulations. Accordingly, our management has concluded that the financial statement included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.  As a public company, we intend to implement further policies to improve the effectiveness of our disclosure controls and procedures.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2015, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2015 due to the reasons described under this Item 15 “- A. Disclosure Controls and Procedures”.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are 5reasonably likely to materially affect, our internal controls over financial reporting.

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

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015 and is also available on our website at www.kbsfashion.com. During the fiscal year ended December 31, 2015, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2015	2014
Audit Fees*	$175,859	$191,479
Audit-Related Fees	-	-
Tax Fees	-	-
TOTAL	$175,859	$191,479

*“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this Annual Report.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)        On April 25, 2016, the audit committee of the board of directors of the Company decided not to renew the Company’s engagement of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as its independent registered public accounting firm, effectively immediately.

BDO's audit report on our Company's consolidated financial statements as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. BDO did not audit any financial statements of our Company as of any date or for any period subsequent to December 31, 2014.

During the Company’s two most recent fiscal years (ended December 31, 2015 and 2014) and during the subsequent interim period through April 25, 2016, (a) there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods and (b) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided BDO with a copy of the foregoing disclosure, and requested that BDO furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have not received the requested letter from BDO as of the date of this report and will file the letter with the SEC as soon as the letter is provided by BDO to us.

(b)        On April 25, 2016, in connection with the disengagement of BDO, upon the audit committee’s approval, the Company engaged WWC, P.C. (“WWC”) as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2014 and through the subsequent interim period to April 25, 2016, the Company did not consult WWC with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We were incorporated in the Republic of the Marshall Islands (“RMI”) and our corporate governance practices are governed by applicable RMI law, our articles of incorporation and bylaws. In addition, because our common stock is listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. The home country practices that we follow in lieu of NASDAQ's corporate governance rules are as follows:

•	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

•	in lieu of an audit committee comprised of three independent directors, our audit committee has two independent directors;

•	we currently do not have a nominating committee or a compensation committee;

•	we did not hold an annual shareholder meeting in fiscal 2015; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals;

•	in lieu of obtaining shareholder approval prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, the board of directors approves such adoption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 2, 2016	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

 i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders

of KBS Fashion Group Limited

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited and its subsidiaries (the “Company”), as of December 31, 2015 and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBS Fashion Group Limited and its subsidiaries at December 31, 2015, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw attention to Note 6 to the financial statements, which describes the recognition of impairment losses by the Company for prepayments for land use rights and related construction on such land. Our opinion is not qualified in respect of this matter.

San Mateo, California	/s/ WWC, P.C.
May 1, 2016	Certified Public Accountants

KBS Fashion Group Limited

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

		Year ended December 31,
	Notes	2015	2014	2013
Revenue	8	61,343,681	58,832,481	99,559,814
Cost of sales	9	(46,511,274)	(39,416,973)	(57,363,839)
Gross profit		14,832,407	19,415,508	42,195,975

Other income	10	302,145	252,748	367,896
Other gains and losses	11	(3,877,832)	(2,036,508)	96,806
Distribution and selling expenses	12	(6,621,256)	(7,191,606)	(6,238,995)
Administrative expenses	13	(2,798,082)	(4,649,229)	(2,211,431)
Profit from operations		1,837,381	5,790,913	34,210,251

Finance costs	14	-	(23,630)	(116,421)
Change in fair value of warrant liabilities	31	11,978	3,417,053	(45,442)

Profit before tax		1,849,359	9,184,336	34,048,388
Income tax expense	15	(605,689)	(2,307,354)	(8,629,022)
Profit for the year	16	1,243,670	6,876,982	25,419,366
Other comprehensive income
-currency translation differences		(6,044,772)	(350,810)	2,597,259
Total comprehensive income for the year		(4,801,102)	6,526,172	28,016,625

Earnings per share of common stock attributable to the Company
-Basic	19	0.05	0.27	1.00
-Diluted	19	0.05	0.27	1.00

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of financial position

For the year ended December 31, 2015 and 2014

(Stated in US dollars)

		As of December 31,
	Notes	2015	2014
Non-current assets
Property, plant and equipment-net	20	30,536,721	33,315,513
Prepayments and premiums under operating leases	21	2,739,311	2,991,245
Prepayment for construction of new plant	22	7,160,523	8,988,397
Prepayment for acquisition of land use right	23	4,774,063	6,409,689
Prepaid lease payments	24	670,643	729,098
Deferred tax assets	15	1,340,268	495,444
		47,221,529	52,929,386
Current assets
Inventories	25	3,527,696	793,469
Trade and other receivables	26	36,743,402	39,516,503
Subsidies prepaid to distributors	27	516,231	534,859
Prepayments and premiums under operating leases	21	81,147	471,580
Prepaid lease payments	24	16,395	17,399
Cash and cash equivalents	28	21,214,080	20,604,582
		62,098,951	61,938,392
Total assets		109,320,480	114,867,778
Current liabilities
Trade and other payables	29	5,114,964	5,527,158
Related parties payables	30	983,391	651,078
Income tax payable		2,401,742	3,056,079
		8,500,097	9,234,315
Non-current liability
Warrant liabilities	31	3,409	15,387
		3,409	15,387

Total liabilities		8,503,506	9,249,702
Equity
Share capital	32	2,542	2,542
Share premium	32	5,624,875	5,624,875
Statutory surplus reserve	33	6,069,457	5,815,493
Retained profits	33	90,880,473	89,890,767
Foreign currency translation reserve	33	(1,760,373)	4,284,399
		100,816,974	105,618,076

Total liabilities and equity		109,320,480	114,867,778

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of changes in equity

For the year ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

			Statutory
			surplus	Retained	Foreign currency
	Share capital	Share premium	reserve	profits	translation reserve	Total
	(Note 32)	(Note 32)	(Note 33)	(Note 33)	(Note 33)
Balance at January 1, 2013	2,542	1,422,161	2,438,536	59,814,279	2,037,950	65,715,468
Profit for the year	-	(374,714)	-	25,794,080	-	25,419,366
Other comprehensive income for the year	-	-	-	-	2,597,259	2,597,259
Appropriation to statutory surplus reserve	-	-	2,625,370	(2,625,370)	-	-
Balance at December 31, 2013	2,542	1,047,447	5,063,906	82,982,989	4,635,209	93,732,093
Waiver of payable to ex-shareholder	-	5,359,811	-	-	-	5,359,811
Profit for the year	-	(782,383)	-	7,659,365	-	6,876,982
Other comprehensive income for the year	-	-	-	-	(350,810)	(350,810)
Appropriation to statutory surplus reserve	-	-	751,587	(751,587)	-	-
Balance at December 31, 2014	2,542	5,624,875	5,815,493	89,890,767	4,284,399	105,618,076
Profit for the year	-	-	-	1,243,670	-	1,243,670
Other comprehensive income for the year	-	-	-	-	(6,044,772)	(6,044,772)
Appropriation to statutory surplus reserve	-	-	253,964	(253,964)	-	-
Balance at December 31, 2015	2,542	5,624,875	6,069,457	90,880,473	(1,760,373)	100,816,974

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of cash flow

For the years ended December 31, 2015, 2014, and 2013

(Stated in US dollars)

	Year ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Profit for the year	1,243,670	6,876,982	25,419,366
Adjustments for:
Finance cost	-	23,630	116,421
Change in fair value of warrant liabilities	(11,978)	(3,417,053)	45,442
Interest income	(92,747)	(136,911)	(142,239)
Depreciation of property, plant and equipment	2,015,437	2,340,082	1,875,812
Amortization of prepaid lease payments and trademark	17,061	17,326	15,585
Amortization of subsidies prepaid to distributors	1,093,036	1,163,913	1,397,789
Amortization of prepayments and premiums under operating leases	728,996	659,442	1,892,254
Provision/ (Reversal) of inventory obsolescence	342	(1,848)	1,994
Bad debt provision of trade receivables	1,028,439	1,973,459	-
Gain/(loss) on disposal of property, plant and equipment	11,412	-	(10,132)
Provision of impairment loss in prepayments	2,565,334	-	-
Operating cash flows before movements in working capital	8,599,002	9,499,022	30,612,292

Increase in trade and other receivables	(345,348)	(11,007,437)	(16,252,778)
Decrease in related parties receivables	-	-	414,052
(Increase)/ Decrease in inventories	(2,893,284)	(126,523)	1,170,209
Increase in trade and other payables	101,240	1,071,032	200,208
Increase in related parties payables
(excluding waiver of payables to ex-shareholder)	330,099	221,847	421,165
Increase/ (Decrease) in income tax payable	(775,117)	(918,759)	105,336
Increase in deferred tax assets	(908,889)	(495,444)	-
Prepayments and premiums paid under operating leases	(449,935)	(515,038)	(725,943)
Withdraw the prepayments and premiums paid under operating leases	-	-	1,246,270
Subsidies prepaid to distributors	(1,093,036)	(1,065,227)	(1,253,461)
NET CASH USED IN / FROM OPERATING ACTIVITIES	2,564,732	(3,336,527)	15,937,350

INVESTING ACTIVITIES
Interest received	92,747	136,911	142,239
Prepayment for construction of new plant	-	(15,755,201)	-
Purchase of property, plant and equipment	(1,020,623)	(1,919,723)	(11,288,129)
NET CASH USED IN INVESTING ACTIVITIES	(927,876)	(17,538,013)	(11,145,890)

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated statements of cash flow (continued)

For the year ended December 31, 2015, 2014 and 2013

(Stated in US dollars)

	Year ended December 31,
	2015	2014	2013
FINANCING ACTIVITIES
Interest paid	-	(23,630)	(116,421)
New bank loans raised	-	-	1,968,213
Repayment of borrowings	-	(1,968,213)	(807,809)
Repayment of loan payable-related party	-	-	(35,650)
Advance from related party	-	-	50,650
Payment of offering costs	-	-	(72,105)
NET CASH USED IN / PROVIDED BY FINANCING ACTIVITIES	-	(1,991,843)	986,878

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	1,636,856	(22,866,383)	5,778,338
Effects of currency translation	(1,027,358)	(229,122)	1,591,835
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,604,582	43,700,087	36,329,914
CASH AND CASH EQUIVALENTS AT END OF YEAR - represented by cash and bank balances	21,214,080	20,604,582	43,700,087

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION

(1)	Hongri International Holdings Limited (the "Company") formerly known as Wah Ying International Investment Inc. was incorporated in the British Virgin Islands (the "BVI") on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 per value each of which 10,000 common shares were issued at par as of December 31, 2010. On January 27, 2011, the Company issued additional 10,000 common shares at a cash consideration of $77 per share. The principal activity of the Company is investment holding. Yan Keyan, is the sole director of Hongri International. Before the acquisition by KBS International Holding Inc. (“KBS International”), the 20,000 common shares were held as to 30% by Cheung So Wa and 70% by Chan Sun Keung. On November 16, 2009, Yan Keyan entered into an option agreement with Cheung So Wa and Chan Sun Keung of which Yan Keyan is entitled an exclusive right to purchase the 100% equity interest in the Company at a cash consideration equivalent to the nominal value of issued share capital. Before the execution of the exclusive right by Yan Keyan, the rights and obligations as a stockholder of the 100% equity interest in the Company are still vested in Yan Keyan and the appointment of the board of directors and management is controlled by Yan Keyan. This option agreement was replaced by a new option agreement on March 9, 2011.

(2)	France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized issued and paid up capital of HK$10,000, divided into 10,000 common shares of HK$1 par value each. The principal activity of France Cock is trademark holding. The director of France Cock is Yan Keyan. Before the acquisition by the Company, the 10,000 common shares were held by Yan Keyan.

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

Pursuant to a trademark licensing agreement executed in 2009, France Cock agreed to license a trademark "KBS" to Hongri Fujian for 5 years commencing from January 1, 2009 at a fee of RMB40,000,000 (approximately $6.1 million) per annum. The trademark licensing agreement was updated on August 1, 2012. In the new agreement, France Cock agreed to waive the license fee from January 1, 2012.

(3)	Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares of $1 par value each of which 1 share was issued at par. The principal activity of Roller Rome is the provision of design and development services for sports apparel. The director of Roller Rome is Yan Keyan. Before the acquisition by the Company, the only one issued common share was held by Chen Bizhen.

KBS Fashion Group Limited

Notes to consolidated financial statements

1.	GENERAL INFORMATION – continued

(4)	Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary share of HK$1 each of which 1 ordinary share was issued at par. Vast Billion was a dormant company until the completion of acquisition of 100% equity interest in Hongri Fujian on February 15, 2011. The director of Vast Billion is Yan Keyan,. Before the acquisition by Hongri International, 1 ordinary share was held by Chan Sun Keung, the father of Chen Bizhen.

(5)	Hongri (Fujian) Sports Goods Co. Ltd. ("Hongri Fujian") was established in the People's Republic of China (the "PRC") on November 17, 2005 with a registered and paid up capital of RMB 5,000,000 (which are not divided into shares). On March 24, 2011, Hongri Fujian increased registered capital from RMB 70,000,000 to RMB75,000,000. As of September 30, 2011, the paid up capital was RMB 39,551,860. Hongri Fujian is engaged in the design manufacture marketing and sale of apparel in the PRC. On August 10, 2011, Chen Bizhen replaced Wang Feiya as legal representative of Hongri Fujian. Before the acquisition by Vast Billion, the paid up capital of RMB 5,000,000 was held as to 50% by Yan Keyan and 50% by Chen Bizhen. On December 18, 2006, Roller Rome entered into a buy back agreement with Yan Keyan and his wife Chen Bizhen of which Roller Rome is entitled the exclusive right to acquire all of Yan Keyan's and Chen Bizhen's 100% equity interest in Hongri Fujian at a consideration equivalent to the paid up capital of Hongri Fujian. Before the execution of the exclusive right by Roller Rome, i) 100% equity interest in Hongri Fujian is pledged to Roller Rome as collateral for the annual fee due to Roller Rome; ii) Roller Rome is entitled the exclusive right to receive all of dividend declared by Hongri Fujian; and iii) the appointment of the board of directors and management of Hongri Fujian are controlled by Roller Rome. This buy back agreement was mutually terminated upon the completion of acquisition of Hongri Fujian by Vast Billion.

(6)	Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin") was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides sub-contracting service for the manufacture of sports apparel to Hongri Fujian and other brand name owners in the PRC. Yan Keyan is the director and legal representative of Anhui Kai Xin.

(7)	Shishi Hongri Brand Management Company Limited ("Brand Management”) was established in the PRC on October 17, 2011 with a registered and paid up capital of RMB 100,000, Brand Management is a wholly owned subsidiary of Hongri Fujian and a dormant company in the PRC. Chen Bizhen is the director and legal representative of Brand Management. Brand Management was dissolved on November 24, 2014.

(8)	According to a Design and Development Agreement entered into between Roller Rome and Hongri Fujian on December 18, 2006, Roller Rome provides design and development services, including market research, product development, design technical consulting and staff training to Hongri Fujian for an annual fee ranging from 90% to 99% of Hongri Fujian's net income before tax. The Design and Development Agreement expired on December 31, 2011.

(9)	On March 24, 2014, Aquasition Investments Corp. (“Company”) entered into a Share Exchange Agreement and Plan of Liquidation (the “Agreement”), with KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”). The acquisition was accounted for as a reverse merger and recapitalization where KBS will was the acquirer and the Company will be the acquired company. On August 1, 2014, upon completion of the acquisition, Aquasition Investments Corp. was changed to KBS Fashion Group Limited. The Company also changed its trading symbol from "AQU" to "KBSF".

KBS Fashion Group Limited

Notes to consolidated financial statements

2.	GROUP REORGANISATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group structure as at the reporting date is as follows:

The consolidated financial statements have been prepared in accordance with international financial reporting standards ("IFRS") as issued by the International Accounting Standards Board.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Except as described below, for the year ended December 31, 2015 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board ("IASB") and the IFRS Interpretations Committee (formerly known as "International Financial Reporting Interpretations Committee" ("IFRIC")) of the IASB that are effective for financial year beginning on January 1, 2015 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2015, there was no new and revised standards, amendments or interpretations that have become effective during the reporting period.

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

Annual improvements to IFRSs 2012–2014s, which is effective for annual periods beginning on or after January 1, 2016.

KBS Fashion Group Limited

Notes to consolidated financial statements

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") – continued

IFRS 9 ‘Financial Instruments’ will supersede IAS 39 ‘Financial Instruments: Recognition and Measurement’ and is effective for annual periods beginning on or after January 1, 2018. IFRS 9 covers classification and measurement of financial assets and financial liabilities, impairment methodology and hedge accounting.

IFRS 15 ‘Revenue from Contracts with Customers’ provides a single model for accounting for revenue arising from contracts with customers and is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will supersede IAS 18 ‘Revenue’.

The IASB has issued IFRS 16 ‘Leases’ which provides a new model for lease accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019 and is expected to have a significant effect on the group’s financial statements, significantly increasing the group’s recognized assets and liabilities and potentially affecting the presentation and timing of recognition of charges in the income statement. Information on the group’s leases currently classified as operating leases, which are not recognized on the balance sheet, is provided in Note 27.

Amendments to IFRS 10 and IAS 28 (December 2015) —defers the effective date of Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) until a future date to be determined by the IASB. Early application of the amendments to IFRS 10 and IAS 28 is permitted. Paragraph C1C of IFRS10; Paragraph 45C of IAS 28.

Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealised Losses (January 2016, effective for annual periods beginning on or after January 1, 2017. Early application is permitted. Application is retrospective, with certain optional transition relief available.) — Paragraph 98G.

Amendments to IAS 7, Disclosure Initiative (January 2016, effective for annual periods beginning on or after January 1, 2017. Early application is permitted. Application is prospective and comparative information is not required for preceding periods when first applied.) —Paragraphs 44A through 44E.

The Company does not expect to adopt IFRS 9, IFRS 15, or any of the above amendments/annual improvements before their respective effective dates and has not yet determined its date of adoption for IFRS 16. The Company has not yet completed its evaluation of the effect of adoption of these standards.

There are no other standards and interpretations in issue but not yet adopted that the directors anticipate will have a material effect on the consolidated financial statements of the Company.

4.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

First-time adoption of IFRS

The financial statements for the year ended December 31, 2014 are the first time the Company has prepared in accordance with IFRS. For periods up to and including the year ended 31 December 2013, the Company prepared its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2014, together with the comparative period data as at and for the year ended December 31, 2013, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2013 the Company’s date of transition to IFRS.

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

The Company’s main business activity was investment and only some administrative expenses and distribution and selling expenses incurred in the Company. There were no substantial differences between the amounts under U.S. GAAP and IFRS. Therefore, no principal adjustments made by the Company in restating its U.S. GAAP statement of financial position as at January 1, 2013 and its previously published U.S. GAAP financial statements as at and for the year ended December 31, 2013.

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

Foreign currencies

The Company’s presentational currency is the United States Dollar.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates

December 31, 2013	USD 1.00= RMB 6.0969	USD 1.00=RMB 6.1896

December 31, 2014	USD 1.00= RMB 6.1190	USD 1.00=RMB 6.1448

December 31, 2015	USD 1.00= RMB 6.4936	USD 1.00=RMB 6.2401

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

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Group’s revenue originates (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Revenue from all above categories is recognized when all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

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

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

Taxation – continued

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is de-recognized.

The Group as lessor

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease.

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

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

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial assets – continued

Impairments of receivables

Receivables are assessed for indicators of impairment at the end of the reporting period. Receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter bankruptcy or financial reorganization.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition

KBS Fashion Group Limited

Notes to consolidated financial statements

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

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

De-recognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On de-recognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

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

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

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

Impairment Losses

Impairment losses are based on an assessment of the investment or long lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss are based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit loss during the period.

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2015 and 2014 amounted to $2,401,742 and $3,056,079 respectively.

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

KBS Fashion Group Limited

Notes to consolidated financial statements

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY – continued

Fair value of warrants

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term, and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using the volatility rates of market index.

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

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

During the year ended December 31, 2015, the Company recognized impairment losses of $1,317,295 and $1,248,039 for its prepayments for acquisition of land use rights and the related prepayments for construction on such land, respectively. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2015, has been temporarily postponed beyond the next operating period.

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

By business	Wholesale			Retail			Subcontracting			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Sales to external customers	40,815,528	40,654,657	78,111,563	18,091,585	16,134,537	19,093,669	2,436,568	2,043,287	2,354,582	61,343,681	58,832,481	99,559,814
Segment revenue	40,815,528	40,654,657	78,111,563	18,091,585	16,134,537	19,093,669	2,436,568	2,043,287	2,354,582	61,343,681	58,832,481	99,559,814
Segment gross margins	9,668,518	12,382,562	28,162,776	4,239,168	6,327,728	13,277,404	924,721	705,218	755,795	14,832,407	19,415,508	42,195,975
Reconciling items										(12,983,049)	(10,231,172)	(8,147,587)
Profit before tax										1,849,359	9,184,336	34,048,388
Income tax expense										(605,689)	(2,307,354)	(8,629,022)
Profit for the year										1,243,670	6,876,982	25,419,366

The Group does not allocate the assets because they are shared by the three segments and cannot be split.

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

KBS Fashion Group Limited

Notes to consolidated financial statements

7.	SEGMENT REPORTING – continued

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2015	2014	2013
Distributor A	6,625,797	8,384,369	11,438,514
Distributor B	2,905,842	4,698,008	2,605,818
Distributor C	2,768,317	3,144,781	2,371,725
Other distributors	12,519,226	24,427,499	61,695,507
	24,819,182	40,654,657	78,111,564

8.	REVENUE

	Year ended December 31,
	2015	2014	2013
Apparel
-Wholesale	40,815,527	40,654,657	78,111,563
-Retail	18,112,019	16,134,537	19,093,669
Subtotal	58,927,546	56,789,194	97,205,232
Subcontracting	2,416,135	2,043,287	2,354,582
	61,343,681	58,832,481	99,559,814

Revenue is denominated only in USD.

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity. The following table shows a breakdown of cost of sales for the period under review for each category:

	Year ended December 31,
	2015	2014	2013
Changes in inventories of finished goods and work in progress	64,814	126,523	1,168,215
Materials consumed in production	183,831	107,349	63,541
Purchases of finished goods	44,786,912	37,757,707	53,846,922
Labor	787,472	581,849	934,457
Depreciation	252,055	250,042	252,759
Rental	23,184	141,258	145,082
Outsourced manufacturing cost	-	60,630	26,679
Taxes and surcharges *	212,516	353,522	754,593
Water and electricity	55,522	57,963	79,850
Inventory provision	342	(1,848)	1,994
Others	197,778	97,496	17,039
Foreign currency translation difference	(53,152)	(115,518)	72,708
	46,511,274	39,416,973	57,363,839

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

KBS Fashion Group Limited

Notes to consolidated financial statements

10.	OTHER INCOME

	Year ended December 31,
	2015	2014	2013

Sales of raw material	-	1,819	9,875
Government grant	209,398	114,018	215,782
Interest income on bank deposits	92,747	136,911	142,239
	302,145	252,748	367,896

11.	OTHER GAINS AND LOSSES

	Year ended December 31,
	2015	2014	2013
Gain on disposals of property, plant and equipment	11,412	-	10,132
Foreign exchange gain	(233,532)	(64,820)	79,968
Provision / reversal of inventory obsolescence	(342)	1,848	(1,994)
Bad debt provision of trade receivables	(1,070,563)	(1,973,459)	-
Impairment of prepayments in land purchase and related construction	(2,565,334)
Others	(19,473)	(77)	8,700
	(3,877,832)	(2,036,508)	96,806

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2015	2014	2013
Rental	508,039	583,737	1,665,836
Depreciation	1,239,644	1,605,955	1,178,209
Labor	739,789	926,504	603,013
Subsidy to distributors	1,061,685	1,163,913	1,397,789
Promotion	899,664	1,126,349	1,092,238
Advertisement	1,702,863	1,628,127	-
Others	469,572	157,021	301,910
	6,621,256	7,191,606	6,238,995

13.	ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013
Labor	757,639	1,071,820	742,797
Audit fee	175,859	189,673	182,620
Professional fee	136,499	725,359	-
Design fee	529,141	488,218	-
Depreciation and amortization charges	540,799	501,411	460,429
Bank charges	35,179	44,571	69,146
Rental	80,677	293,444	81,336
Travelling and entertainment	59,516	175,539	78,366
Others	482,774	1,159,194	596,737
	2,798,083	4,649,229	2,211,431

KBS Fashion Group Limited

Notes to consolidated financial statements

14.	FINANCE COSTS

	Year ended December 31,
	2015	2014	2013
Interest expenses on bank borrowings wholly repayable within one year	-	23,630	116,421

Bank borrowings interests are charged at a rate of 6.60% per annum. The bank loan was fully repaid in 2014.

15.	INCOME TAX EXPENSE

	Year ended December 31,
	2015	2014	2013
PRC enterprises income tax:
Current tax	1,514,577	2,802,798	8,629,022
Deferred tax	(908,888)	(495,444)	-
	605,689	2,307,354	8,629,022

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2015, 2014, and 2013, the Company had no unrecognized tax benefits.

France Cock and Vast Billion were incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock and Vast Billion has no taxable income during the reporting period.

Hongri International Holding Limited and Roller Rome were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2015	2014	2013
Profit before tax	1,849,359	9,184,336	34,048,388
Tax calculated at domestic tax rates applicable to profits in PRC (2015, 2014, and 2013: 25%)	462,340	2,296,084	8,512,097
Tax effect of expenses not deductible for tax purpose	908,974	3,842	6,133
Tax effect of tax loss of tax empty entities	(765,625)	7,428	110,792
Tax charge for the year	605,689	2,307,354	8,629,022

KBS Fashion Group Limited

Notes to consolidated financial statements

15.	INCOME TAX EXPENSE – Continued

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2015		2014		2013
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	1,981,777	495,444	-	-	-	-
Bad Debt provisions charged to profit or loss for the year	1,070,563	267,641	1,981,777	495,444	-	-
Impairment charged to profit or loss for the year	2,565,334	641,333	-	-	-	-
Effect of translation	-	(64,150)	-	-	-	-
End of the year	5,617,674	1,340,268	1,981,777	495,444	-	-

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2015	2014	2013
Cost of inventories recognized as expenses	46,298,758	39,063,451	56,609,246
Taxes and surcharges	212,516	353,522	754,593
	46,511,274	39,416,973	57,363,839

Depreciation of property, plant and equipment	2,015,437	2,340,082	1,875,812
Amortization of prepaid lease payments	17,061	17,326	15,585
Amortization of subsidies prepaid to distributors	1,093,036	1,163,913	1,397,789
Amortization of prepayments and premiums under operating leases	728,996	659,442	1,892,254
Provision (Reversal) of inventory obsolescence	342	(1,848)	1,944
Provision of bad debt allowance	1,028,439	1,973,459	-
Provision of impairment loss in prepayments	2,565,334
	7,448,645	6,152,374	5,183,384

17.	EMPLOYEES' EMOLUMENTS

	Year ended December 31,
	2015	2014	2013

Salaries and other short-term benefits	1,878,963	2,203,626	2,187,866
Defined contribution benefit schemes	1,888,828	376,547	92,401
Total employee benefits expense (including directors’ emoluments)	3,767,791	2,580,173	2,280,267

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

KBS Fashion Group Limited

Notes to consolidated financial statements

18.	DIRECTORS' EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2015	2014	2013
Salaries
Yan Keyan	105,000	105,000	105,015
Chen Bizhen	105,000	-	105,015
Lixia, Tu	62,371	-	-
Stanley Wong	-	126,000	126,018
Stylianos Stergios Sougioultzoglou	-	100,000	-
Yuyun Tristan Kuo	-	25,000	-
John Sano	20,000	20,000	-
Andrew Gaw		20,000	-
Zhou Meng	-	20,000	-
Chi Gaw	-	20,000	-
	292,371	436,000	336,048
Social Welfare
Yan Keyan	758	758	758
Chen Bizhen	-	-	758
	758	758	1,516

19.	EARNINGS PER SHARE

	For the years ended December 31,
	2015	2014	2013
Basic Earnings Per Share Numerator
Profit for the year
attributable to owners of the Company	$1,243,670	$6,876,982	$25,419,366

Diluted Earnings Per Share Numerator
Profit for the year
attributable to owners of the Company	$1,243,670	$6,876,982	$25,419,366

Basic Earnings Per Share Denominator
Original shares:	25,417,329	25,417,329	25,417,329
Additions from actual events:
- Issuance of common stock	-	-	-
Basic weighted average shares outstanding	25,417,329	25,417,329	25,417,329

Diluted Earnings Per Share Denominator
Basic weighted average shares outstanding	25,417,329	25,417,329	25,417,329
Dilutive shares:
Potential additions from dilutive events:
- Exercise of investor warrants*	-	-	-
Diluted Weighted Average Shares Outstanding:	25,417,329	25,417,329	25,417,329

Earnings Per Share
- Basic	$0.05	$0.27	$1.00
- Diluted	$0.05	$0.27	$1.00
Weighted Average Shares Outstanding
- Basic	25,417,329	25,417,329	25,417,329
- Diluted	25,417,329	25,417,329	25,417,329

*	The were no potential dilutive additions to diluted weighted shares outstanding, as a result of the outstanding warrants being out-of-the-money during the periods presented.

KBS Fashion Group Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements -shops	Distributor shops' furniture and fixtures	Construction in progress	Total

COST
At January 1, 2014	8,963,510	1,053,975	166,343	139,643	49,056	276,733	2,661,208	2,771,971	16,456,792	32,539,231
Additions	-	-	3,173	-	116,359	518,488	1,281,703	-	6,766,804	8,686,527
Disposals	-	-	-	-	-	-	-	-	-	-
Translation adjustment	(32,374)	(3,806)	(587)	(504)	313	1,186	(4,209)	(10,012)	(30,914)	(80,907)
At December 31, 2014	8,931,136	1,050,169	168,929	139,139	165,728	796,407	3,938,702	2,761,959	23,192,682	41,144,851
Additions	22,960,220	52,937	25,822	-	2,365	-	217,321	625,266	-	23,883,931
Disposals	-	-	(55,176)	(449)	(2,176)	-	-	-	-	(57,801)
Transferred to Plant	-	-	-	-	-	-	-	-	(22,960,220)	(22,960,220)
Translation adjustment	(1,411,606)	(62,648)	(8,600)	(8,009)	(9,568)	(45,943)	(235,698)	(183,742)	(232,462)	(2,198,276)
At December 31, 2015	30,479,750	1,040,458	130,975	130,681	156,349	750,464	3,920,325	3,203,483	-	39,812,485

DEPRECIATION
At January 1, 2014	(470,584)	(321,384)	(60,059)	(84,929)	(17,331)	(241,609)	(2,461,328)	(1,842,030)	-	(5,499,254)
Provided for the year	(400,214)	(241,904)	(30,843)	(16,796)	(41,083)	(46,280)	(711,246)	(851,716)	-	(2,340,082)
Eliminated upon disposal of assets	-	-	-	-	-	-	-	-	-	-
Translation adjustment	13	141	87	236	(111)	678	5,891	3,063	-	9,998
At December 31, 2014	(870,785)	(563,147)	(90,815)	(101,489)	(58,525)	(287,211)	(3,166,683)	(2,690,683)	-	(7,829,338)
Provided for the year	(394,103)	(244,380)	(35,712)	(16,526)	(84,832)	(91,903)	(974,363)	(181,862)	-	(2,023,681)
Eliminated upon disposal of assets	-	-	46,123	404	1,959	-	-	-	-	48,486
Translation adjustment	65,620	42,027	4,831	6,484	6,612	20,156	220,721	162,318	-	528,769
At December 31, 2015	(1,199,268)	(765,500)	(75,573)	(111,127)	(134,786)	(358,958)	(3,920,325)	(2,710,227)	-	(9,275,764)

CARRYING AMOUNT
At December 31, 2014	8,060,351	487,022	78,114	37,650	107,203	509,196	772,019	71,276	23,192,682	33,315,513
At December 31, 2015	29,280,482	274,958	55,402	19,554	21,563	391,506	-	493,256	-	30,536,721

KBS Fashion Group Limited

Notes to consolidated financial statements

20.	PROPERTY, PLANT AND EQUIPMENT – continued

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual value
Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 1.5 years or lease term	Nil
Distributor shops' furniture and fixtures	1.5 years	Nil

All the plant mentioned above were owned by Anhui Kaixin.

Buildings on leasehold land are comprised of the following:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $38,198 and $38,270 as at December 31, 2015 and 2014, respectively.

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2014	3,620,916
additions for the year	515,038
charge for the year	(659,442)
translation adjustment	(13,687)
At December 31, 2014	3,462,825
additions for the year	107,178
charge for the year	(491,895)
translation adjustment	(257,650)
At December 31, 2015	2,820,458

Analyzed for reporting purposes as:

	As at December 31,
	2015	2014
Current asset	81,147	471,580
Non-current asset	2,739,311	2,991,245
	2,820,458	3,462,825

KBS Fashion Group Limited

Notes to consolidated financial statements

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

On November 20, 2010, Hongri Fujian entered into an agreement with a third party, Anqing Zhongfang Construction and Installation Co., Ltd., for the construction of the new plant in Anhui at a consideration of $17,826,251. In 2012, Kaixin Anhui made a prepayment of $6,363,853 for the second phase of the project. In 2013, Kaixin Anhui made another prepayment of $9,747,897 for the second phase of the project. The amount of $16,401,778 was recognized in Construction in progress.

In 2014, Kaixin Anhui made another prepayment of $15,525,413 for the second and third phase of the project, and an amount of $6,537,016 was recognized in construction in progress.

In 2015, an amount of $110,041 was recognized in construction in progress, which was subsequently recognized as fixed asset along with the completion of the second phase of the project. The total amount transferred to fixed assets from construction in progress amounted to $22,960,220.

The third phase of the project is related to the construction of a building. The construction site is located on a piece of land whose land use right was to be acquired by the Company. Due to reasons as set forth in note 23, the anticipated completion date of the project is expected to be delayed and, in the worst case, may be terminated. Accordingly, management provided a provision of impairment loss against the carrying value of such prepayment. The detail of estimation of such provision is explained in note 6.

As at December 31, 2015, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2015
Prepaid in 2015	8,469,878
Recognized as construction in progress	(110,041)
8,359,837
Impairment loss:	(1,199,314)
7,160,523

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

On September 2, 2010, Hongri Fujian entered into an agreement with a third party, Taihu Weiqi Sports Apparel Co., Ltd., to acquire a land use right in relation to the development of factories in Anhui Kaixin for a total consideration of $6,340,456. As of December 31, 2015, the transaction has not been completed yet due to disputes between the original owner of the land and the government regarding the compensation for vacating the premises. In relation to this dispute, the Company expected that the project would be delayed or, in the worst case, be terminated. Accordingly, the Company provided a provision of impairment loss against the carrying value for such prepayment. The detail estimation of such provision is explained in note 6.

As at December 31, 2015, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2015
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063

KBS Fashion Group Limited

Notes to consolidated financial statements

24.	PREPAID LEASE PAYMENTS

Amount
COST
At January 1, 2014	819,721
additions for the year	-
translation adjustment	(2,961)
At December 31, 2014	816,760
additions for the year	-
translation adjustment	(47,117)
At December 31, 2015	769,643

AMORTIZATION
At January 1, 2014	(53,056)
charge for the year	(17,326)
translation adjustment	119
At December 31, 2014	(70,263)
charge for the year	(17,061)
translation adjustment	4,719
At December 31, 2015	(82,605)

CARRYING AMOUNTS
At December 31, 2014	746,497
At December 31, 2015	687,038

Analyzed for reporting purposes as:

	As at December 31,
	2015	2014
Current asset	16,395	17,399
Non-current asset	670,643	729,098
	687,038	746,497

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The leasehold lands have the term of 50 years.

All the leasehold lands mentioned above were owned by Anhui Kaixin.

The leasehold land is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

KBS Fashion Group Limited

Notes to consolidated financial statements

25.	INVENTORIES

	As at December 31,
	2015	2014	2013

Raw materials	2,718,044	-	-
Work in progress	33,841	57,459	42,658
Finished goods	776,263	736,141	624,419
Provision for obsolete inventories	(452)	(131)	(1,994)
	3,527,696	793,469	665,083

26.	TRADE AND OTHER RECEIVABLES

	As at December 31,
	2015	2014	2013

Trade receivables	33,896,430	37,537,401	30,401,177
Bad debt provision for trade receivables	(1,028,439)	(1,981,777)	-
Other receivables	4,753	26,169	89,666
Subtotal financial assets	32,872,744	35,581,793	30,490,843
Prepayments	3,870,658	3,934,710	-
	36,743,402	39,516,503	30,490,843

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

Before accepting any new customer, the Group assesses the potential customer's credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2015	2014	2013

Current	6,865,179	17,722,534	20,436,960
Past due for less than 4 months	27,031,251	19,814,867	9,964,217
	33,896,430	37,537,401	30,401,177

The Group allows an average credit period of 90 -120 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting $1,028,439 during the year ended December 31, 2015.

Among the amounts of trade receivables, $4,925,122 and $5,454,152 Output VAT was included as of December 31, 2015 and 2014, respectively.

KBS Fashion Group Limited

Notes to consolidated financial statements

27.	SUBSIDIES PREPAID TO DISTRIBUTORS

Amount

At January 1, 2013	759,293
additions for the year	1,253,461
charge for the year	(1,397,789)
translation adjustment	21,293
At December 31, 2013	636,258
additions for the year	1,065,227
charge for the year	(1,163,913)
translation adjustment	(2,713)
At December 31, 2014	534,859
additions for the year	1,074,409
charge for the year	(1,061,685)
translation adjustment	(31,352)
At December 31, 2015	516,231

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses. The amortization for 2015 and 2014 were $1,061,685 and $1,163,913, respectively.

28.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2015	2014	2013

Cash on hand	20,127	20,648	16,519
Bank deposits	21,193,953	20,583,934	43,683,568
	21,214,080	20,604,582	43,700,087

	As at December 31,
	2015	2014	2013

Renminbi	21,205,383	20,582,709	39,798,525
Hong Kong Dollars	7,879	328	19,457
United States Dollars	818	21,545	3,882,105
	21,214,080	20,604,582	43,700,087

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2015 carry interest at market rates which ranged from 0.35% to 0.50% (2014: 0.35%-0.50%) per annum.

KBS Fashion Group Limited

Notes to consolidated financial statements

29.	TRADE AND OTHER PAYABLES

	As at December 31,
	2015	2014	2013

Trade payables	77,647	37,385	166,049
Employee benefits payable	204,495	275,542	1,178,682
Other payables	2,869,372	2,847,429	1,070,329
Subtotal financial liabilities	3,151,514	3,160,356	2,415,060
Other taxes payable	1,963,450	2,366,802	2,041,066
	5,114,964	5,527,158	4,456,126

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2015	2014	2013

Current	15,220	29,710	166,049
Past due for less than 4 months	46,328	7,675	-
Past due for over 4 months	16,099	-	-
	77,647	37,385	166,049

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company's high bargaining power.

30.	RELATED PARTIES PAYABLES

(1) Nature of relationship with related parties:

Name	Relationship with the Group
Yan Keyan	Chairman, Director and Chief Executive Officer
Chen Bizhen	Wife of Yan Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory*	Company owned by Chen Bizhen

(2) Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2015	2014
Yan Keyan	Borrowing of funds	958,961	626,666
Chen Bizhen	Borrowing of funds	24,430	24,412
		983,391	651,078

Related parties payables were unsecured, non-interest bearing and repayment on demand.

*The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 35.

KBS Fashion Group Limited

Notes to consolidated financial statements

31.	WARRANT LIABILITIES

On November 1, 2012, the Company sold 5,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $50,000,000 in the Public Offering. Each Unit consisted of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company (“Redeemable Warrants”). Each Redeemable Warrant entitled the holder to purchase one share of common stock at a price of $11.50 which would commence on the later of either the completion of an initial Acquisition Transaction or October 24, 2013, and would expire five years from the completion date of an initial Acquisition Transaction, provided that there is an effective registration statement covering the shares of common stock underlying the Redeemable Warrants. The Company is entitled to redeem the Redeemable Warrants at a price of $0.01 per Redeemable Warrant upon providing 30 days’ notice, subject to the last sale price of the common stock was at a minimum of $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) that ended on the third day prior to the date on which notice of redemption is given, provided that there is a current registration statement in effect with respect to the shares of common stock underlying such Redeemable Warrants commencing ten days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. The Company is required to use its best efforts to maintain the effectiveness of the registration statement covering the Redeemable Warrants. However, there are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Redeemable Warrant shall not be entitled to exercise such Redeemable Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Redeemable Warrant exercise.

Simultaneously with the consummation of the Public Offering, the Company consummated a Private Placement for the sale of 337,750 Placement Units to its Founders at a price of $10.00 per share, generating total proceeds of $3,377,500. The Placement Units are identical to the Units sold in the Public Offering except that the warrants included in the Placement Units (i) were not redeemable by the Company and (ii) may be exercised for cash, or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. Additionally, the Placement Units have been placed in escrow and the purchasers have agreed not to transfer, assign or sell any of the Placement Units, including the underlying securities (except to certain permitted transferees) until 30 days following the completion of an initial Acquisition Transaction. The securities held in the escrow account will only be released prior to the end of the escrow period if following the initial Acquisition Transaction, the Company consummates a subsequent transaction that results in all stockholders having a right to exchange their shares for cash or other consideration.

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

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

KBS Fashion Group Limited

Notes to consolidated financial statements

31.	WARRANT LIABILITIES – continued

Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387
Change in fair value	(11,978)
Balance – December 31, 2015	3,409

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term, and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using the volatility rates of market index.

The inputs to the model were as follows:

	As at December 31,
	2015	2014	2013
Stock price	$2.80	$4.25	$10.20
Dividend yield	N/A	N/A	N/A
Risk-free rate	1.57%	1.54%	1.75%
Expected term (in years)	3.58	4.58	5.0
Expected volatility	24.7%	16.5%	20.5%

At December 31, 2015, there were 5,918,000 unexpired warrants outstanding.

KBS Fashion Group Limited

Notes to consolidated financial statements

32.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group's share capital are as follows:

	Number of shares	Share capital	Share premium
Issue of shares at December 31, 2013	7,305,500	$731	$5,621,277
Adjustments during merger
Redemption	(4,981,736)
Issue to advisor	178,110
Shares cancelled	(42,000)
New issue to acquiree	22,957,455
	18,111,829	1,811	(4,573,830)
Shares outstanding after adjustments of merger	25,417,329	$2,542	$1,047,447
Reverse acquisition			(782,383)
Waiver of payable to ex-shareholder			5,359,811
Shares outstanding as December 31, 2014	25,417,329	$2,542	$5,624,875
Shares outstanding as December 31, 2015	25,417,329	$2,542	$5,624,875

Authorized Common shares of US$0.0001 as at December 31, 2014	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2014	25,417,329	$2,542	$5,624,875
Issue and fully paid common shares of US$0.0001 as at December 31, 2015	25,417,329	$2,542	$5,624,875

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors. No preferred shares are currently issued or outstanding.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On August 1, 2014, the Company issued 22,957,455 of common stock in exchange of 100% equity interest of Hongri International Holding Limited.

33.	RESERVES

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

KBS Fashion Group Limited

Notes to consolidated financial statements

33.	RESERVES – continued

The statutory surplus reserve of the Group amounts to $6,069,457 and $5,815,493 at December 31, 2015 and 2014, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

34.	RISK MANAGEMENT

1.	Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged during the year.

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2015	December 31, 2014
Total borrowing	-	-
Less: cash and cash equivalents	(21,214,080)	(20,604,582)
Net debt	(21,214,080)	(20,604,582)
Total equity	100,816,974	105,618,076
Total capital	79,602,894	85,013,494
Gearing ratio	(21%)	(20%)

KBS Fashion Group Limited

Notes to consolidated financial statements

34.	RISK MANAGEMENT – continued

2.	Financial risk

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

3.	Market risk

(i) Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of (6)% would increase (decrease) our comprehensive income by $(6.0) million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2015. As of December 31, 2015, our accumulated other comprehensive loss was $(1.8) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Credit risk

As at December 31, 2015, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced.

KBS Fashion Group Limited

Notes to consolidated financial statements

34.	RISK MANAGEMENT – continued

The Group has concentration of credit risk on the Group’s trade receivables. The outstanding balance of the five largest customers represented approximately 40% of the trade receivables of the Group at December 31, 2014 (2014: 68%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2015 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2015

	Within 1 year	Over 1 year	Total
Trade and other payables	5,114,964	-	5,114,964
Related parties payables	983,391	-	983,391
Total	6,098,355	-	6,098,355

As at December 31, 2014

	Within 1 year	Over 1 year	Total
Trade and other payables	3,160,356	-	3,160,356
Related parties payables	651,078	-	651,078
Total	3,811,434	-	3,811,434

Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

KBS Fashion Group Limited

Notes to consolidated financial statements

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31,
	2015	2014
Contracted and authorized	67,735,983	71,798,392

(2)	As at December 31, 2015, the Company had lease commitments as follows:

	As at December 31,
	2015	2014
Within 1 year	102,783	509,206
2-5 years	323,407	307,297
Thereafter	2,429,200	2,660,188
	2,855,030	3,476,691

The amount of $2,855,030 as of December 31, 2015 represents leases of two offices and one warehouse. One of these two offices is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2015	2014
Within 1 year	77,528	82,274
2-5 years	310,111	329,095
Thereafter	2,429,200	2,660,188
	2,816,839	3,071,557

The Company has prepaid this lease in the full amount.

* * * * *

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

1.3	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.1	Specimen of Unit Certificate (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.3	Specimen of Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Letter Agreement by and among the registrant, Lazard Capital Markets LLC and the founders (incorporated by reference to Exhibit 10.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 10.2 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.3	Form of Securities Escrow Agreement between the registrant, American Stock Transfer & Trust Company and the Founders (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to the registrant’s Registration Statement on Form F-1 filed on August 31, 2012 (Commission File No. 333-180571)).

4.4	Form of Services Agreement between the registrant and Seacrest Shipping Co. Ltd. (incorporated by reference to Exhibit 10.4 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

Exhibit No.	Description

4.5	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.6	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.7	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.8	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)

4.9	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.10	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.11	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.12	Employee Agreement with Lixia Tu, dated June 25, 2015 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

______________________

*Filed herewith.