Form 20-F/A
period 2015-12-31
KBS Fashion Group Ltd
filed 2016-05-16
CIK 1546383

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to annual report on Form 20-F (this “Amendment No.1”) amends the annual report on Form 20-F of KBS Fashion Group Limited (the “Company”) for the year ended December 31, 2015 that was filed with the Securities and Exchange Commission on May 2, 2016 (the “Original Filing”). This Amendment No.1 is being filed solely for the purpose of including as Exhibit 15.1 under Item 19 the letter from BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), dated May 6, 2016, received by the Company on May 15, 2016 regarding the disclosures with respect to BDO under Item 16F of the Original Filing.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 1. Other than as described above, this Amendment No. 1 speaks as of the filing date of the Original Filing and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing or reflect any events that have occurred since the Original Filing.

ITEM 19.      EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 16, 2016	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

1.3	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.1	Specimen of Unit Certificate (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.3	Specimen of Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Letter Agreement by and among the registrant, Lazard Capital Markets LLC and the founders (incorporated by reference to Exhibit 10.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 10.2 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.3	Form of Securities Escrow Agreement between the registrant, American Stock Transfer & Trust Company and the Founders (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to the registrant’s Registration Statement on Form F-1 filed on August 31, 2012 (Commission File No. 333-180571)).

4.4	Form of Services Agreement between the registrant and Seacrest Shipping Co. Ltd. (incorporated by reference to Exhibit 10.4 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

Exhibit No.	Description

4.5	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.6	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.7	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.8	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)

4.9	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.10	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.11	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.12	Employee Agreement with Lixia Tu, dated June 25, 2015 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP

*Filed herewith.