Form 20-F/A
period 2015-12-31
KBS Fashion Group Ltd
filed 2016-11-30
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Year Ended December 31, 2015

TABLE OF CONTENTS

		Page
PART I
ITEM 8.	FINANCIAL INFORMATION	2
	A. Consolidated Statements and Other Financial Information	2
	B. Significant Changes	2
PART III
ITEM 17.	FINANCIAL STATEMENTS	3

 i

EXPLANATORY NOTE

This Amendment No. 2 to annual report on Form 20-F (this “Amendment No.2”) amends our annual report on Form 20-F for the year ended December 31, 2015 that was filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016 and amended on May 16, 2016 (the “Form 20-F”). This Amendment No.2 is being filed in response to comments received from the staff of the Commission in order to amend the following sections of the Form 20-F:

•	Auditor Report: Due solely to a clerical error, the report of our former independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) for the fiscal years ended December 31, 2013 and 2014 was inadvertently omitted in the Form 20-F. We are filing this Amendment No.2 to submit this auditor report of BDO.

•	Note 6, note 22, and note 23 to the financial statements for the fiscal years ended December 31, 2013, 2014 and 2015 to disclose that the recoverable amount of these assets is the fair value less cost of disposal and provided the corresponding disclosures per IAS 36 paragraph 130.

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment No. 2. Other than as described above, this Amendment No. 2 speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was originally filed on May 2, 2016.

PART I

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

PART II

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

Date: November 30, 2016	KBS Fashion Group Limited

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

During the year ended December 31, 2015, the Company recognized impairment losses of $1,317,295 and $1,248,039 for its prepayments for acquisition of land use rights and the related prepayments for construction on such land, respectively. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which, at December 31, 2015, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

For the prepayment for acquisition of land use rights, the Company provided an estimate of its fair value based on the market value substitution rule. The estimated fair value belongs to Level 2 of the fair value hierarchy because the input is determined through quoted prices of similar assets without an actively quoted market. Using the market approach, the Company compares the price of the land use right that the Company intended to acquire with the price of similar land use rights in the same geographical area, adjusted by factors such as price index, frequency of actual transactions conducted, environmental conditions, etc. Significant assumptions used in this estimation include the ability to legally obtain such land use rights, the usage of land as industrial use, the date of transaction at year end, etc. As a result, the Company provided an estimate in the amount of $5,154,034. Finally, the fair value is reduced by estimated costs to sell which include, but not limited to, legal costs, stamp duty, similar transaction tax, etc. in the amount of $379,971. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,317,295.

For the prepayment for construction, the Company provided an estimate of its fair value based on the time value approach. The estimated fair value belongs to Level 3 of the fair value hierarchy because the input is not easily observable. Using this approach, the Company calculates the time value of money of the amount prepaid based on the Company’s weighted average cost of capital (“WACC”) in order to arrive at its fair value. The Company uses this approach to determine its recoverable amount because such prepayments are not readily resalable, and the ability to realize this amount is contingent upon the Company’s ability to successfully acquire the land use right as mentioned above. Significant assumption used in this estimation include using the WACC, which is comprised of the Company’s metrics of return of equity, return of debt, the relevant weights of the returns of equity and debt, and tax rate, in determining the fair value. As a result, the Company provided an estimate in the amount of $7,160,523. Since this asset is not resalable, the company estimated costs to sell for this asset in the amount of $0. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,248,039.

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

The third phase of the project is related to the construction of a building. The construction site is located on a piece of land whose land use right was to be acquired by the Company. Due to reasons as set forth in note 23, the anticipated completion date of the project is expected to be delayed and, in the worst case, may be terminated. Accordingly, management provided a provision of impairment loss against the carrying value of such prepayment. The net carrying amount represents the fair value less cost to sell. The detail of estimation of such provision is explained in note 6.

As at December 31, 2015, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2015
Prepaid in 2015	8,469,878
Recognized as construction in progress	(110,041)
8,359,837
Impairment loss:	(1,199,314)
7,160,523

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

On September 2, 2010, Hongri Fujian entered into an agreement with a third party, Taihu Weiqi Sports Apparel Co., Ltd., to acquire a land use right in relation to the development of factories in Anhui Kaixin for a total consideration of $6,340,456. As of December 31, 2015, the transaction has not been completed yet due to disputes between the original owner of the land and the government regarding the compensation for vacating the premises. In relation to this dispute, the Company expected that the project would be delayed or, in the worst case, be terminated. Accordingly, the Company provided a provision of impairment loss against the carrying value for such prepayment. The net carrying amount represents the fair value less cost to sell. The detail estimation of such provision is explained in note 6.

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