Form 20-F
period 2016-12-31
KBS Fashion Group Ltd
filed 2017-05-16
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016): 1,767,821

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Year Ended December 31, 2016

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“KBS,” “we,” “us,” “our” and the “Company” are to KBS Fashion Group Ltd., a company organized in the Republic of the Marshall Islands;

●	““KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., which is our wholly owned subsidiary organized in the PRC;

●	“Hongri International” are to Hongri International Holdings Limited, which is our wholly owned subsidiary and a company organized in the BVI;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

On February 3, 2017, approved by the shareholders, our Board of Directors approved a one-for-fifteen reverse stock split of the Company's issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2016, 2015 and 2014, and the selected consolidated statements of financial position data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2013 and 2012, and the selected consolidated statements of financial position data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

		Years ended December 31,
	2016	2015	2014	2013	2012
Statement of Income Data
Total revenue	$41,200,205	$61,343,681	$58,832,481	$99,559,814	$71,059,678
Total cost of sales	(39,041,932)	(46,511,274)	(39,416,973)	(57,363,839)	(35,791,977)
Gross profit	2,158,273	14,832,407	19,415,508	42,195,975	35,267,701
Distribution and selling expenses	(3,606,010)	(6,621,256)	(7,191,606)	(6,238,995)	(7,964,770)
Administrative expenses	(3,543,993)	2,798,082	(4,649,229)	(2,211,431)	(1,618,714)
Profit for the year	(11,902,687)	1,243,670	6,876,982	25,419,366	19,536,762
Total comprehensive income for the year	(18,028,120)	(4,801,102)	6,526,172	28,016,625	19,536,762
Outstanding shares	1,750,142	1,694,489	1,694,489	1,694,489	1,694,489
Earning per share, basic diluted	-6.80	0.73	4.06	15.00	11.53
Balance Sheet Data
Cash and cash equivalents	$24,576,341	$21,214,080	$20,604,583	$43,700,087	$32,148,309
Non-current assets	34,754,942	47,237,924	52,929,386	37,306,845	27,261,867
Current assets	56,343,823	62,082,556	62,093,570	76,045,907	52,012,850
Working capital	48,647,184	53,598,854	52,704,076	59,857,688	59,857,688
Total assets	91,098,765	109,320,480	115,022,956	113,352,752	79,274,717
Current liabilities	7,696,639	8,500,097	9,389,493	16,188,219	14,205,229
Total liabilities	7,696,639	8,503,506	9,404,880	19,620,659	14,205,229
Equity	83,402,126	100,816,974	105,618,076	93,732,093	79,214,717

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The menswear industry is highly competitive in China and worldwide. We compete with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on casual menswear. Our primary international and domestic competitors include Exceed, Xiniya, Cabbeen, GXG and NQ. Some of our competitors are significantly larger and have greater financial resources than we do. In order to compete effectively, we must: (1) maintain the image of our brands and our reputation for innovation and high quality; (2) be flexible and innovative in responding to rapidly changing market demands on the basis of brand image, style, performance and quality; and (3) offer consumers a wide variety of high quality products at competitive prices.

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

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Mr. Keyan Yan, our Chairman and Chief Executive Officer, Ms. LixiaTu, our Director and Chief Financial Officer and Mr. Themis Kalapotharakos, our director. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from and severely disrupt the Company business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 56 in year 2016. In the future, we intend to invest more resources to improve brand recognition, start from year 2015 we had new channel of sales wholesaling to some online shops or multi brand shops, the profitability of these part sales are lower than franchised stores or corporate stores. For the future’s new channel of sales, we cannot guarantee increase new sales or improve profitability of it.

We have our factory located in Taihu City in Anhui Province, China, consisting of an aggregate of 110,457 square meters of land. Currently the facility there has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers and some overseas orders. The construction commenced in 2011 and is to take place in four phases: Phase 1 consists of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Phase 3 construction of the adjacent facility on the third parcel of land has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Because the time for the government to resolve this matter is uncertain, we wrote off the land use right of the third parcel of land from account balance according to the international framework reporting standard. Phase 4 includes building production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities on the third parcel of land. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We could also indefinitely lose opportunities to expand our sales due to any further delay of our construction.

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

Our ability to expand the Company’s business is subject to significant risks and uncertainties, including:

●	the unavailability of additional funding to invest more in brand recognition such as advertisement, expand our production capacity, purchase additional fixed assets and purchase raw materials on favorable terms or at all;

●	our inability to manage an online shop, hire qualified personnel and establish distribution methods;

●	conditions in the commercial real estate market existing at the time we seek to expand;

●	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and

●	contract manufacturers;

●	failure to maintain high quality control standards;

●	shortage of raw materials;

●	our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;

●	diversion of significant management attention and other resources; and

●	failure to execute our expansion plan effectively.

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

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. For the fiscal years ended December 31, 2016 and 2015, we paid approximately -$45,445 and $927,876, respectively, for capital expenditures, which include expenses related to our second and third phase construction of production facility, purchasing production equipment, upgrading of our point-of-sale and enterprise resource, planning systems and decorating corporate stores.

There was approximately $3.8 million of cash released from the trust account to us immediately following the closing of our share exchange transaction with KBS International on August 1, 2014. However, there is no assurance that we will have sufficient cash to fund our anticipated capital expenditures. If we need but are unable to obtain adequate financing or financing on terms favorable to us, we may be unable to successfully maintain our operations and accomplish our growth strategy. In addition, we may be unable to generate sufficient cash internally or obtain alternative sources of capital to fund our proposed capital expenditures, take advantage of business opportunities or respond to competitive pressures. As a result, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. Any issuance of equity securities could cause dilution for our stockholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. Our ability to obtain external financing in the future is also subject to a number of uncertainties, including:

●	Our future financial condition, results of operations and cash flows;

●	general market conditions for financing activities by companies in our industry;

●	economic, political and other conditions in China and elsewhere; and

●	uncertain economic prospect and tightened credit markets resulting from the recent global economic slowdown and financial market crisis.

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million. In 2016, our net sales decreased by 32.8% to $41.2 million. The decrease in sales in 2014, 2015 and 2016 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as recent years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

Our distributors place advance purchase orders twice a year. From 2014 to 2016, we typically expect and receive payment within 30-120 days of product delivery. In addition, we had about 62.8% of accounts receivables are within a 120 days credit term. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

The Chinese economy experienced a softening of economic growth, and the appeal industry is also facing a downturn. The impact of the current and possible future economic downturn on our distributors cannot be predicted and may be severe, causing a significant impact on their business. As a result, our financial condition and result of operations could be negatively affected. In addition, if they cannot continue their orders of our products due to the failure of paying us for its previous purchases, our brand image and reputation may be materially negatively affected as well.

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business.

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31, 2015 and 2016, distributors accounted for approximately 67% and 78% of our total sales, respectively, and our top five distributors accounted for approximately 24.5% and 28.3% of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

We plan to implement an enterprise resource planning system, or ERP system in next stage, which will allow us to track sales at the authorized retail outlets on a timely basis. Such system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we would not be able to accurately track our inventory levels on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead the Company to make wrong business judgments for its production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if we cannot manage inventory levels properly, future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operation and prospects.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our OEM contract manufacturers.

The production of our brand name products are 100% outsourced to PRC-based third party OEM contract manufacturers. In the years ended December 31, 2016 and 2015, we had 6 and 8 contract manufacturers, respectively. Purchases from our top five OEM contract manufacturers accounted for approximately 98% and 92% of our total purchases for the years ended December 31, 2016 and 2015, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. If an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

We leased the premises for our office located in Shishi and one corporate store. However, none of our lease agreements have been registered with the relevant governmental agencies. According to our PRC legal counsel, Grandall Law Firm (Beijing), without registration, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, while we have taken various measures to verify the ownership of property such as checking utility bills and search government records, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premise promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

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

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010 the RMB has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB 6.65 per U.S. dollar as of December 31, 2016. It is difficult to predict how RMB exchange rates may change going forward.

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

Our common stock is traded and listed on the Nasdaq Capital Market under the symbol “KBSF.” The common stock may be delisted if we fail to maintain certain Nasdaq listing requirements. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On March 3, 2016, we received a letter from NASDAQ indicating that for the 30 consecutive business days between January 20, 2016 and March 2, 2016, the bid price of our common stock closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5550(a)(2) for continued inclusion on The NASDAQ Capital Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until August 30, 2016, to regain compliance with the minimum bid price requirement. After the Company effectuated a one-for-fifteen reverse stock split of the outstanding common stock, the Company received a letter from Nasdaq on February 27, 2017 stating that because the Company maintained the closing bid price of its common stock at $1.00 per share or greater from February 9 to February 24, 2017, they determined that the Company has regained compliance with the minimum closing bid price requirement.

We cannot ensure you that we will continue to comply with the requirements for continued listing on The NASDAQ Capital Market in the future. If our common stock is no longer listed on The NASDAQ Capital Market, our shares would likely trade on the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

There are numerous additional factors, many of which are beyond our control, may cause the market price of our Common Stock to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our shares;
●	speculation about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the our industries;
●	customer demand for our products;
●	investor perceptions of the our industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of our shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

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

Mr. Keyan Yan, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 48.8% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

There are currently 393,454 warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at a price of $172.5. We also issued to the representative of the underwriters, concurrently with our IPO, for a purchase price of $100, an Underwriters’ Unit Purchase Option to purchase 16,667 units, each unit representing one share of common stock and one warrant. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Republic of the Marshall Islands in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Future sales or perceived sales of our shares of common stock could depress our stock price.

As of the date of this report, we have 1,772,016 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), with KBS International, Hongri International, a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International (each, a “Principal Stockholder”). The Exchange Agreement was subsequently amended on June 21, 2014. The transactions contemplated in the Exchange Agreement (the “Share Exchange”) were closed on August 1, 2014. At the closing, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. In exchange, we issued an aggregate of 1,530,497 shares of common stock of the Company to KBS International. In addition, on July 29, 2014, we completed a tender offer related to the Share Exchange and redeemed the 332,116 shares of common stock validly tendered and not withdrawn. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the 1,530,497 shares of common stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International. As a result, following the consummation of the Share Exchange, we had a total of 1,694,489 shares of common stock outstanding. On March 29, 2016, we granted an aggregate of 73,334 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their past services in 2015 and future services to be provided in 2016.

On October 31, 2014, we held a special shareholder meeting and amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

On February 3, 2017, a special shareholder meeting was held at the Company’s headquarters in China and at the meeting, our shareholders approved a proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of common stock at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number. On February 3, 2017, after the special shareholder meeting, our Board of Directors approved a one-for-fifteen reverse stock split of the Company's issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

Principal Capital Expenditures and Divestitures

For the years ended December 31, 2016 and 2015, our total capital expenditures and divestitures were -$45,445 and $927,876, respectively. Such expenditures were primarily used for our second and third phase construction of production facility and purchasing production equipment.

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

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 2536 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2016, this network was comprised of 1 corporate store owned and operated by the company and 55 franchised stores operated by 29 third party distributors or their sub-distributors. The number of stores has grown from 1 corporate store and 7 franchised stores as of December 31, 2006. In the years ended December 31, 2016, 2015 and 2014, sales through our corporate stores accounted for 13%, 29.5% and 27.4% of our total revenues respectively, and sales through distributors and whole sellers accounted for 78%, 66.5% and 69.1%of our revenues, respectively. Total revenue from corporate stores sales for fiscal year 2016 was $5.53 million, compared to $18.09 million for 2015 and $16.13 million for 2014.

From 2009 through 2016, total net sales increased from $28.1 million to $41.2 million while the net profit decreased from $9.0 million to -$12.4 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the national census in 2010, the population in China between 15-59 years-old was 940 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 14 employees as of May 15, 2016. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 661 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2016, we had 1 KBS branded corporate stores and 55 franchised stores across 12 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2016, we had 29 distributors operating 55 franchised stores. All of our distributors have been working with us from 1 to 9 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 25 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to generate more wholesale sales to wholesalers who will in turn sell our products to online stores and multi-branded stores. We intend to continue to strengthen and expand our brand awareness by advertisement and developing wholesale sales to wholesalers who will in turn sell our products through online stores and multi-branded stores, such as webchat stores, which are increasingly popular in China. We plan to focus on helping our customers build our network across China through social media, which we believe can further promote awareness of our brand, showcase our complete product collections, stimulate sales in corporate stores in nearby regions and improve our overall business performance. By the end of 2016, we generated around 10.8% of total sales to wholesalers who sell our products to online stores and multi-branded stores.

●	We plan to design our products through different channels. Starting from year 2015, the design of our products has been conducted through three channels. In addition to our in-house design team, we also outsource the design of our products to reputable third-party designers. Thirdly our ODM manufacture providers also directly sell their products to us. Through these channels, we are able to choose the designs that best match the KBS style. In 2017, we had recruited 4 highly qualified design staff and will continue to hire more design personnel in the future.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City, Anhui Province, China, consisting of total 110,557 square meters of land. Currently this facility has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers and fulfill some overseas orders. The construction of our facility commenced in 2011 and takes place in four phases: Phase 1 consists of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Although we have the designed capacity of 5 million pieces yearly, the facility currently may only produce 2 million pieces per year. Phase 3 construction has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Once the government settles with the local residents, the phase 3 and 4 can be continued. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “—Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 500 to 900 different styles of products each year and intend to increase the number of our product offerings in the future.

●	We plan to expand our international market and attract more orders from overseas. Starting from year 2016, we have been awarded international OEM orders for producing clothes with overseas brands. Such orders are usually large and continuous. Due to the completion of phase 2 construction of our Anhui factory, we have enough production capacity to take on large orders. The current utilization rate of the Anhui factory is still quite low and we expect to invest more in attracting more large orders from overseas.

●	We plan to expand our OEM sales by attracting more strength and strong clients. We are expanding our OEM business and we have one or two potential clients which are one of Chinese biggest and famous online sellers, they expand their market these years quickly with the change of Chinese consumer’s change and occupied large market share. By the order start, we can have continues and increasing business.

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

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2016, the suggested retail prices of our products ranged from RMB 199 to RMB 1499 (approximately $29.9 to $225) for our apparel products and RMB 15 to RMB 899 (approximately $2 to $135) for our accessory products. Since 2006, we have launched 2536 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2016, our design and product development team comprised 14 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 25 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

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

Corporate Stores

As of December 31, 2016, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. The number of corporate stores grew significantly from 1 as of December 31, 2006, with the aggregate floor area increasing from approximately 60 square meters as of December 31, 2006 to 18 stores with the aggregate floor area of approximately 1,974 square meters as of December 31, 2014. As part of our corporate strategy, we closed 17 corporate stores in 2015 and 2016 because of the low profitability of certain corporate stores. In the years ended December 31, 2016, 2015 and 2014, sales through our corporate stores accounted for 13%, 29.5% and 27.4% of our total revenues, respectively.

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

We currently have one standard designs for our corporate stores located in Fujian Province. They were considered as flagship stores for our distributors’ reference. Because in year 2016 and 2015 we closed some corporate stores, the inventories of these stores were cleared through promotion exhibitions we held in the third-tier cities at lower prices.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2016, we had 29 franchised distributors who operated 55 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 8 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 75 square meters as of December 2016. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 4,125 square meters as of December 31, 2016. In the years ended December 31, 2016, 2015 and 2014, sales through our distributors accounted for 78%, 66.5% and 69.1% of our revenues, respectively.

During the fiscal year ended December 31, 2014, we had one customer exceeding 10% of our net sales, which accounted for 16.4% of our revenues. During the fiscal year ended December 31, 2015, we had one customer exceeding 10% of our net sales, which accounted for 10.8% of our revenues. During the fiscal year ended December 31, 2016, we had not customer exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 28.3%,27.10% and 43.93%of our revenues in the years ended December 31, 2016, 2015 and 2014, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

●	Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

●	Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

●	Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

●	Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The discounted wholesale prices to distributors are classified into the following three categories: provincial distributor at a discount of 35% of retail price, district distributor is 30% of retail price and the wholesale distributor is 25% of retail price.

●	Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB800,000 for each store.

●	Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million to RMB1 million as a deposit upon placing an order. Upon delivery of the orders, we will deduct amounts on deposit from the purchase price. For new and small district distributors, we normally require them to pay the balance before the delivery of its products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties or encouraging them to order more. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

●	Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

●	Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

●	Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

●	Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2016:

Location	As of December 31, 2016
Fujian	11
Guangdong	2
Guangxi	8
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	6
Inner Mongolia	1
Tianjin	3
Hebei	5
Heilongjiang	5
Sichuan	7
Total	55

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

Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. Our production facility was operating at full capacity between 2009 and 2012. In 2014, we produced about 0.39 million units at the operating capacity of 19.5%; while in 2015, we produced about 0.48 million units at the operating capacity of 24%.In 2016, we produced about 0.54 million units at the operating capacity of 27%.

Since 2011, we have been negotiating with the local government to acquire land use rights for our current facility consisting of 110,557 square meters. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in March 2012 and May 2012, respectively, and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land, but we currently expect the construction of the new production facilities to be completed by 2018. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2016, we had 3 ODM contract manufacturers and 6 OEM contract manufacturers. In the years ended December 31, 2015 and 2014, we had 8 and 6 OEM contract manufacturers, respectively. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $26.1 million, $27.9 million and $23.2 million for years ended December 31, 2016, 2015 and 2014,respectively, accounting for approximately 66.8%, 92.0% and 96.6of our total cost of sales in the respective periods.

As of December 31 2016, our principal ODM and OEM contract suppliers included the following:

No.

1	Shishi Bieqi Apparel Co., Ltd.
2	Shishi Kai Xi Ya Apparel Co., Ltd.
3	Shishi Hua Lai Shi Clothing Co. Ltd
4	Shishi Rongpeng Clothing Co.Ltd
5	Bai Tian Ni(Fujian) Clothing fabric Co. Ltd
6	Jingjiang City Hongtai Waisheng business and trading Co. Ltd

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

In the years ended December 31, 2016, 2015 and 2014 our total advertising and promotional expenses amounted to approximately $1.55 million, $1.70 million and $1.63 million, respectively, which accounted for approximately 3.8%, 2.8% and 2.8% of our revenues in the respective periods.

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

We did not incur material costs in environmental compliance in fiscal years 2015, 2014 and 2013. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

Our company has established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2016, this network was comprised of 1 corporate stores owned and operated by us and 55 franchised stores operated by 29 third-party distributors or their sub-distributors.

Relocated from Shishi City, Fujian, China in March 2011, our company’s production facility is currently located in Taihu City in Anhui Province, China. The facility has a production capacity of 2 million pieces per year and we move in upon the completion of phase 2 in year 2015. By relocating from the coastal area to Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. We manufacture a variety of menswear products, including, jeans, shirts, suits and socks. Because of its variety and complexity in the production process, these products require special sewing machines and workmanship, which we currently do not possess. As a result, the Company is not yet able to produce KBS branded products and has outsourced its KBS branded product manufacturing to other established ODM and OEM manufacturers in the Fujian and Zhejiang regions. The Company has completed the second phase construction of its new factory at the end of 2014. The second phase has an annual production capacity of 5 million pieces subject to our purchasing additional equipment. Currently Anhui factory mainly produces OEM orders and some international orders.

Our production facility consists of total 110,557 square meters of land. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in May 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once the construction of the new production facilities is completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

In 2016, we closed 1 corporate store and as of December 31, 2016, we leased the premises for our only corporate store. We have undertaken various measures to verify the lessons’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. Before we ever rent some stores are located in rural areas where land use rights are held collectively by villages, where records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believes the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate stores is leased from a related party, whose ownership of the property has been verified by our company. We paid a total of RMB 3,106,000, RMB 3,010,667 and RMB 720,000, as rental fees for the existing corporate stores during the fiscal years 2014, 2015 and 2016, respectively. The total area of these 18 corporate stores is 1972 square meters. The sales of each store and its location are shown below:

Area	Sales in fiscal year 2014(USD)	Sales in fiscal year 2015(USD)	Sales in fiscal year 2016(USD)
Shop at Shishi factory	1,135,762	1,527,019	1,240,354.74
Jinjiang Hankou	476,530	751,067
Shishizhixiang	596,478	759,464
ShishiYongning	395,305	635,127
ShishiJinshang	274,625	288,100
JinjiangLonghu	548,685	513,974
Nanan	567,466	165,351
Wukeng	510,592	201,032
Yinglin	599,027	253,078
Gouxi	605,038	322,989
Xiamen Wanda shop	463,275	714,777
XingjiangDongshi	580,668	568,377
Zhangzhou Wanda	582,088	451,091
Fuzhou Shimao	937,192	139,948
Putian Wanda Shop	1,017,318	479,082
Quanzhou Dayang	332,780	558,718	470,280.90
Quanzhou Wanda	505,756	244,218
Ningde Wanda	393,554	262,319
Total:	10,522,137	8,835,732	1,710,635.64

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2016, the suggested retail prices of KBS’s products ranged from RMB 199 to RMB 1,499 for its apparel products and RMB 15 to RMB 899 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched 2536 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 16 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2016, this network was comprised of 1 corporate stores owned and operated by us and 55 franchised stores operated by 29 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. Because of the recent softening of economic growing in China and fierce competition from our competitors, online stores sales from franchised stores and corporate stores went down in 2015 as compared with the previous year. In 2015 and 2016, the distributors closed 15 and 14 franchised stores and we closed 15 and 1 corporate stores in year 2015 and 2016. We intend to generate more revenues from OEM and online sales directly to customers in 2017.

KBS also acts as an original design manufacturer, or OEM, upon request. Income from such services accounted for 9%, 4.0% and 3.47%of revenue for the years ended December 31, 2016, 2015 and 2014, respectively.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes OEM orders from other sportswear companies, like Xtep. Our production facility in Taihu, Anhui Province includes three parcels of land with a total area of 110,557 square meters. We have obtained land use rights for two parcels of land with an area of 9,845 square meters in 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once the government settles with the local residents, the phase 3 and 4 can be continued. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM and OEM manufacturers in China.

A.	Principal Factors Affecting Financial Performance

KBS’s operating results are primarily affected by the following factors:

●	Growth of China’s menswear industry. With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets and it is larger than the U.S. market based on retail sales of men’s apparel products in 2011. As a leading provider of casual menswear in China, KBS believes they are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

●	Brand recognition. KBS derives all of KBS’s revenues from sales of the KBS branded products in China, and KBS’s success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of KBS’s brand may affect the selling prices and market demand for KBS’s products, the profit margin of KBS can achieve, and KBS’s ability to grow.

●	Ratio of franchised stores to corporate stores in KBS’s sales network. The ratio of franchised stores to corporate stores in terms of floor area in KBS’s sales network affects KBS’s results of operations in a given period. The franchised stores operated by KBS’s distributors have been and will continue to be the main contributor to KBS’s revenue for the foreseeable future. Under the distribution business model, KBS sells directly to KBS’s distributors and recognize revenues upon delivery of KBS’s products to them. Such distribution network has enabled KBS to accelerate sales growth at a much lower cost than opening direct stores and has limited KBS’s inventory and sales risks. Corporate stores operated by us, despite incurring more significant capital expenditures as compared with franchised stores, allow KBS more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of KBS’s business. In addition, KBS’s corporate store sales generally have a higher gross profit margin than sales to distributors because KBS is able to sell the products at retail prices directly to the end-consumers and because KBS recognizes expenses relating to KBS’s corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in KBS’s sales network will affect KBS’s gross profit margin.

●	Product offering and pricing. KBS’s success depends on KBS’s ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of KBS’s products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. KBS’s new products may not receive consumer acceptance as consumer preferences could shift rapidly, and KBS’s future success depends in part on KBS’s ability to anticipate and respond to these changes.

●	Fluctuations in raw material supply and prices. The per unit cost of producing KBS’s products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact KBS’s gross margins if KBS is not able to offset such price increases through increases in KBS’s selling price or changes in product offerings and mix.

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

Comparison of Fiscal Years Ended December 31,2016, 2015 and 2014 (on a pro forma basis)

The following table sets forth key components of our results of operations, for the years ended December 31, 2016, 2015 and 2014, both in U.S. dollars and as a percentage of our revenue. The financial numbers of year 2014 are on a pro forma basis as if the Share Exchange occurred at the beginning of year 2014.

	Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
	Amount($)	% of Sales	Amount($)	% of Sales	Amount($)	% of Sales
Revenue	41,200,205		61,343,681		58,832,481
Cost of sales	-39,041,932	-95%	-46,511,274	-76%	-39,416,973	-64%
Gross profit	2,158,273	5%	14,832,407	24%	19,415,508	32%
Operating expenses
Distribution and selling expenses	-3,606,010	-9%	-6,621,256	-11%	-7,191,606	-12%
Administrative expenses	-3,543,993	-9%	-2,798,082	-5%	-4,649,229	-8%
Total operating expenses	-7,150,003	-17%	-9,419,338	-15%	-11,840,835	-19%
Other income	555,051	1%	302,144	0%	252,748	0%
Other gains and losses	-11,123,767	-27%	-3,877,832	-6%	-2,036,508	-3%
Profit from operations	-15,560,446	-38%	1,837,381	3%	5,790,913	9%
Finance costs	-71,783	0%	0	0%	-23,630	0%
Change in fair value of warrant liabilities	3,409	0%	11,978	0%	3,417,053	6%
Profit before tax	-15,628,820	-38%	1,849,359	3%	9,184,336	15%
Income tax	3,726,133	9%	-605,689	-1%	-2,307,354	-4%
Profit for the year	-11,902,687	-29%	1,243,670	2%	6,876,982	11%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment for the respective periods is as follows:

By business	Distribution network			Corporate stores			OEM			Consolidated
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Sales to external customers	32,127,083	40,815,528	40,654,657	5,529,985	18,091,585	16,134,537	3,543,137	2,436,568	2,043,287	41,200,205	61,343,681	58,832,481
Segment revenue	32,127,083	40,815,528	40,654,657	5,529,985	18,091,585	16,134,537	3,543,137	2,436,568	2,043,287	41,200,205	61,343,681	58,832,481
% of Sales	78%	67%	69%	13%	29%	27%	9%	4%	3%	100%	100%	100%
Segment gross margins	6,623,617	9,668,518	12,382,562	-5,727,349	4,239,168	6,327,728	1,262,005	924,722	705,218	2,158,273	14,832,407	19,415,508
Gross margin rate	21%	24%	30%	-104%	23%	39%	36%	38%	35%	5%	24%	33%

Segment sales

For the year ended December 31, 2016, total revenue decreased by 33% from $61.3 million in 2015 to $ 41.3 million. Our total revenue of 2015 increased 4.3% from $58.8 million for the year ended December 31, 2014. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —there was a decrease of revenue from the Company's distributor network in year 2016 by 21% from $40.1 million in year 2015 primarily due to a decrease in sales volume and average unit selling price. Revenue from the Company's distributor network in 2015 remained stable at approximately $40.8 million as compared with $40.6 million of 2014. The distributor segment accounted for 78% of the total revenue in 2016, compared to 67% and 69% during years 2015 and 2014, respectively. In Year 2016, gross profit margin for the Company's distributor network decreased to 21% from 24% for year 2015. The gross profit of year 2016 decreased due to the increasing cost on improving quality of clothes which sold to our distributors at same prices to help them improve their sales. Some distributors’ sales went down in year 2016 because they overbought stock at the end of year 2014 and 2015. As they did not sell the stock well in 2016 and were unable to repay all debts to us, we suspended sales of new products to them until they repaid the outstanding debts owed to the company. Gross profit margin for the Company's distributor network decreased to 24% in 2015 from 30%of year 2014. The gross profit decreased due to the reduction of unit price in year 2015. We had some new wholesale customers to whom we sold our products at lower selling prices in order to help our distributors and wholesalers improve their sales. Revenue from old distributors decreased in year 2015 which was offset by the increase in sales from the new wholesale distributors.

The Company's distributor network currently consists of 29 distributors in 12 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2016, distributors operated a total of 55 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate stores sales for fiscal year 2016 was $5.53 million, compared to $18.09 million year 2015. In 2016 sales from corporate stores decreased as compared to 2015 due to a decrease in sales volume and average unit selling price. The decrease in the sales volume was mainly attributable to decrease in the number of our corporate stores. Total revenue from corporate stores sales for fiscal year 2015 was $18.09 million, compared to $16.13 million year 2014. In 2015 sales from corporate stores increased as compared to 2014 because of the increased promotion sales to improve the brand recognition. As of December 31, 2016, the Company operated 1 corporate store which located in Fujian. Total revenue from both corporate stores sales and distribution sales of 2016 decreased as compared to 2015 because of the slowdown of China’s economic growth and a challenging retail environment.

The corporate stores segment contributed 13% of total revenue in 2016, compared to 29% of 2015 and 27% in year 2014. Gross profit margin for the Company's corporate stores was -104% in 2016, compared to 23% in 2015 and 39% in 2014. The margin compression from 2014 to 2016 is primarily due to (1) in 2015 we closed 16 and 1 corporate stores and sold their inventory at a lower price; (2) we reduced the sale price of our goods in corporate stores to stimulate sales;(3) the decrease was attributable to loss from sales of repurchased inventory from certain distributors which sold at big discounted price.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by our Company. Revenue from the OEM segment increased by $1.1 million to $3.5 million for year ended December 31 2016, compared to $2.44 million for year ended December 31, 2015. Gross profit margin decreased to 36% from 38% of year 2015. Revenue from the OEM segment increased by $0.4 million to $2.44 million for year ended December 31 2015, compared to $2.04 million for the year ended December 31, 2014. Gross profit margin increased to 38% of 2015 from 35% of year 2014. Our revenues from sales of OEM represented 9%, 4% and 3%, respectively of our total revenues for years ended December 31, 2016, 2015 and 2014.

Cost of sales and gross profit rate

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Our cost of sales decreased from $46 million in year 2015 to $39 million in year 2016. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by $7 million. The decrease in purchases was mainly due to the slowdown of China’s economic growth and a challenging retail environment.

The gross profit rate decreased from 24% in year 2015 to 5% in year 2016 due to 1) a decrease in the number of our franchised stores from 69 as of December 31, 2015 to 55 as of December 31, 2016; 2) the slowdown of China’s economic growth;3) a slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired excess inventory of RMB 68.36 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 43.05 million. Although we are not contractually obligated to buy back the excessive inventory from any our distributors, in order to keep long-term relationships with our distributors and support their continued operation, we decided to buy back some excessive inventory from certain distributors and we may implement similar plans in the following years.

Our Cost of sales was $46.5 million for the year of 2015, reflecting an increase of 18% from $39.4 million for 2014. Compared with 2014, the cost of sales of year 2015 increased by 18% from $39.4 million in the year 2014. Gross profit for year 2015 was $14.8 million, decreased by 18.7% as compared to $19.4 million for year 2014 and $42.1 million for year 2013. Due to the lower selling price to multi-branded stores and online stores and the decreased unit price to improve sales in year 2015 and 2014, the gross profit rate decreased from 42% in year 2014 to 24% in year 2015. The company also launched a promotional event to sell at lower prices to attract more customers in year 2015. We sold more products at the promotional event than 2014 because we sold stock of the 16 corporate stores closed in 2015.

Administrative expenses

Administrative expenses increased by $0.88 million or 33% to $3.54 million for year 2016 from $2.67 million for 2015. The increase was mainly due to the new depreciation expense of Anhui office building which started operations in 2016. In addition, the increase attributed to the company’s share-based compensation plan on members of company broad, non-recurring legal and professional fees on stock reverse split issue, and allowance on bad debts based on estimated amount.

Administrative expenses decreased by $2.03 million, or 43% to $2.67 million for 2015, from $4.70 million for 2014. The decrease was mainly due to the decrease of staff salary and rental payment of closed corporate stores.

Distribution and selling expenses

The selling and distribution expenses decreased by $3 million or 46% to $3.6 million for the year ended December 31, 2016 from $6.6 million in 2015, primarily due to the reduction of staff salary, rental payments and renovation costs as a result of the close of corporate stores. The decrease also attributed to the reduction of promotion related expenses including shopping mall rental expenses and staff bonus.

Selling and distribution expenses decreased by $0.57 million or 8%, to $6.6 million for the year ended December 31, 2015 from $7.19 million for 2014. Such decrease was mainly due to the reduction of staff salary and rental payment as a result of the close of 16 corporate stores.

The advertisement expenses of 2016, 2015 and 2014 are relatively even and selling expenses accounted for 9%, 11% and 12% for 2016, 2015 and 2014, respectively.

Other gains and losses

Other gains and losses decreased by $7.2 million, or 187%, to -$11.1 million for the year ended December 31, 2016 from -$3.9 million for year 2015. The decrease was mainly due to the impairment on prepayment of land purchase in Anhui, prepayment of construction on such land and additional provision on bad debts from three clients.

Other gains and losses decreased by $1.84 million, or 90%, to -$3.88 million for the year ended December 31, 2015 from -$2.04 million for year 2014. The decrease was mainly due to the impairment on prepayment of land use right in Anhui, prepayment of construction on such land and additional provision on bad debts from three clients.

Change in fair value of warrant liabilities

We currently have 394,534 warrants outstanding. The fair value of outstanding warrants decreased to zero as of December 31, 2016 from $3,409 as of December 31, 2015 and $15,369 as of December 31, 2014. Change in fair value of warrant liability decreased to $3,409 for the year ended December 31, 2016, from $11,920 and $3.4 million for years ended December 31, 2015 and 2014, respectively.

Profit for the year

Profit for the year was -$ 11.9 million in 2016 as compared to $1.38 million for 2015, representing a decrease of $13.3 million or -960%. Net margin was -29% for the year ended December 31, 2016, compared to 2% for the year ended December 31, 2015.

Profit for the year decreased from 2015 to 2016 mainly due to the following reasons: (1) the full impairment of prepayment on the land use right of the third parcel of land of our Taihu facility and prepayment to the construction on such land; (2) the administrative expenses increased to a large portion of total revenue; and (3) a slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired an excess inventory of RMB 68.36 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 43.05 million.

Profit for the year was $1.38 million in 2015 as compared to $6.88 million for 2014, representing a decrease of $5.5 million or 79%. Net margin was 2% for the year ended December 31, 2015, compared to 12% for the year ended December 31, 2014.

Profit for the year decreased from 2014 to 2015 mainly due to the following reasons: (1) the part impairment of prepayment on the land use right of the third parcel of land of our Taihu facility and prepayment to the construction on such land; (2) the decrease of unit selling price, resulting the reduction of gross profit; and (3) the profit margin from sales to multi-branded stores and online stores is usually lower than other channels of sales.

B.	Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents of approximately $24.58 million. Our cash and cash equivalents consist of cash on hand and cash in the banks, We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Cash Flow
	(all amounts in U.S. dollars)
	Fiscal Year Ended
	31-Dec
	2016	2015	2014
Net cash provided (used in) by operating activities	$3,194,289	$2,234,633	$-3,558,374
Net cash provided by (used in) investing activities	45,445	-927,876	-17,538,013
Net cash provided by (used in) financing activities	1,679,509	330,099	-1,769,996
Net increase (decrease) in cash and cash equivalents	4,919,243	1,636,856	-22,866,383
Effects of exchange rate change in cash	-1,556,980	-1,027,358	-229,122
Cash and cash equivalents at beginning of the period	21,214,080	20,604,582	43,700,087
Cash and cash equivalent at end of the period	$24,576,341	$21,214,080	$20,604,582

Operating Activities

The net cash provided by operating activities consists of profit before tax, as adjusted by finance costs, change in fair value of warrant liabilities, interest income, bad debt allowance, depreciation of property, plant and equipment, amortization of prepaid lease payment and trademark, amortization of subsidies prepaid to distributors, amortization of prepayment and premiums under operating leases, provision(Reversal) of inventory obsolescence, provision of impairment loss in prepayments, loss(gain) on disposal of property, plant and equipment, deferred income tax, which include trade and other receivables, prepayment and deferred expenses, inventory, trade and other payables.

Net cash provided by operating activities in fiscal year 2016 was $3.2 million, compared with $ 2.8 million in the year ended December 31, 2015; the change is mainly due to the increase in collection of account receivable.

Net cash provided by operating activities was $2.8 million in the year ended December 31, 2015, compared with $3.3 million used in operating activities in 2014. The change was mainly due to a prepayment on inventory more than $2 million at the year end of 2015.

Investing Activities

Net cash used in investing activities in fiscal year 2016 was -$45,445, compared with $0.9 million net cash used in investing activities in 2015. The net cash used in investing activities in 2016 was receipt of interest income.

Net cash used in investing activities in the year ended December 31, 2015 was $0.9 million, compared with $17 million net cash used in investing activities in 2014. The net cash used in investing activities in 2015 was mainly for the decoration of office in Taihu facilities in Anhui and purchase of some plants.

Financing Activities

Net cash used in financing activities in fiscal year 2016 was $1.68 million, compared with $0 net cash used in financing activities. It mainly consisted of new bank loans raised in an amount of $1.58 million.

Net cash used in financing activities in fiscal year 2015 was $0, because we did not have financing activities in year 2015 as compared to $1.99 million of net cash used in financing activities in 2014.

Loans, Other Commitments, Contingencies

As of December 31, 2016, we do have any bank loans with $1,513,623. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

C.	Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products create new products and avoid product obsolescence. For the years ended December 31, 2016, 2015 and 2014, our researched and development expenses amounted to $0.67 million, $0.69 million and $0.57 million, respectively, accounting for approximately 1.6%,1.1% and 0.97%, of our total revenue, respectively. These expenses consist primarily of outsourced design service fee and salary expenses of research and design department.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2016.

	Payments Due by Period
	Less than		More than
Contractual Obligations	1 year	2-5 years	5 years
Construction Obligations	$63,406,426
Operating Lease Obligations	$79,035	290,289	2,237,645
Purchase of finished goods and material
Total	$63,485,461	290,289	2,237,645

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the on time budget on every phase. The majority of funds for construction expenses will come from the cash balance on the account as at December 31, 2016 and the new profit of following year.

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Provisions for estimated sales return were estimated at nil 2013, 2014 and 2015. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 90-120 days from 2013 to 2015.

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

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

NAME	AGE	POSITION

Keyan Yan	45	Chairman, Director and Chief Executive Officer

Themis Kalapotharakos	42	Executive Director

LixiaTu	35	Chief Financial Officer and Director

John Sano	47	Independent Director

Matthew C. Los	52	Independent Director

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

In 2016, we paid an aggregate of approximately $324,327 in cash as compensation to our directors and senior management as a group, and some of our directors and executive officers also received compensation in the form of annual salaries and bonuses. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

On March 29,2016, the Board of Directors approved granting an aggregate of 1.1 million restricted shares of common stock to certain executive officers and directors of the Company as compensations for their past services in 2015 and 2016. All the shares vested immediately upon granting.

Employment Agreements

Please refer to Item 10 “Additional Information—C. Material Contracts.”

C.	Board Practices

Our board of directors currently consists of five members, Keyan Yan, LixiaTu, John Sano, Themis Kalapotharakos and Matthew C. Los.

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

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D.	Employees

As of December 31, 2016, we employed 326 full-time employees, of which 234 employees at our production facility in Anhui Province, China, are contracted with through a labor agency. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees of 2016
Management and Administration	35
Marketing, Sales and Distribution	14
Design and Product Development	14
Production	234
Procurement, Warehousing and Logistics	18
Quality and Assurance	11
TOTAL	326

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of May 12, 2017 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	864,320	48.78%
Lixia Tu	Chief Financial Officer	Common Stock	13,334	* %
Themis Kalapotharakos	Director	Common Stock	151,823	8.45%
John Sano	Director	Common Stock	6,667	*
Matthew C. Los	Director	Common Stock	151,823	8.45%
All officers and directors as a group (5 persons named above)				59.41%
5% Security Holders
Keyan Yan (3)		Common Stock	864,320	48.78%
Aqua Investments Corp. (4)		Common Stock	135,1567	7.52%
Matthew C. Los(4)		Common Stock	151,823	8.45%
Themistoklis Kalapotharakos(4)		Common Stock	151,823	8.45%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)

As of May 15, 2017, a total of 1,772,016 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Including 844,320 shares owned by Mr. Chan Sun Keung. On March 9, 2011, Keyan Yan entered into an option agreement with Mr. Chan Sun Keung, which was amended on August 1, 2014. Pursuant to the option agreement, as amended, upon his request, Mr. Yan has the option to acquire all of the shares of common stock of the Company that Chan Sun Keung acquired at any time.

(4)	Including 24,534 shares underlying warrants owned by Aqua Investments Corp., control of which is shared by the indicated persons.

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

From time to time, KBS and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2016 and 2015, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31,2016 and 2015, the balance of these amounts we borrowed from Mr. Yan was $1,1225,912 and $958,961, the balance of amounts we borrowed from Chen Bizhen was $24,416 and $ 24,430.

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

Dividend Policy

As required by the Exchange Agreement, promptly following the consummation of the Share Exchange, the Board of Directors will adopt a dividend policy for the payment of an annual dividend for the first two fiscal years post-closing in an amount equal to at least twenty percent (20%) of our distributable profits after tax and after compulsory statutory reserves, which can be no less than 10% of after-tax income in China. After the first two years, the Board of Directors may elect to modify the dividend policy.

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

On February 3, 2017, a special shareholder meeting was held at the Company’s headquarters in China and at the meeting, our shareholders approved a proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of common stock at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number. On February 3, 2017, after the special shareholder meeting, our Board of Directors approved a one-for-fifteen reverse stock split of the Company's issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

The following table provides the high and low reported market prices of our securities as reported by Nasdaq Stock Market for the periods indicated. Prices of common stock have been adjusted to reflect the one-for-fifteen reverse stock split effected in February 2017.

	Units		Common Stocks		Warrants
	High	Low	High	Low	High	Low

Annual Highs and Lows

2013	$10.38	10.00	$164.70	$135.00	$7.50	$0.20
2014	10.74	5.50	156.00	63.75	5.25	0.11
2015	4.25	2.11	206.4	31.80	2.85	0.015
2016	4.20	4.20	35.1	2.4	0.0305	0.001

Fiscal Quarterly Highs and Lows 2015

First Quarter	$5.50	$5.50	$83.10	$42.45	$2.70	$0.14
Second Quarter	4.25	3.00	206.40	47.25	0.17	0.25
Third Quarter	4.25	2.11	97.50	45.30	0.07	0.015
Fourth Quarter	4.20	2.11	89.40	31.80	0.19	0.03

Fiscal Quarterly Highs and Lows 2016
First Quarter	$4.20	$4.20	$35.1	$4.05	$0.0305	$0.001
Second Quarter	N/A	N/A	9.75	2.40	N/A	N/A
Third Quarter	N/A	N/A	9.30	4.20	N/A	N/A
Fourth Quarter	N/A	N/A	6.75	4.20	N/A	N/A

Fiscal Quarterly Highs and Lows 2017
First Quarter	N/A	N/A	$18	$2.7	N/A	N/A

Monthly Highs and Lows
October 2016	N/A	N/A	$7.05	$5.25	N/A	N/A
November 2016	N/A	N/A	6.6	4.65	N/A	N/A
December 2016	N/A	N/A	6.9	3.9	N/A	N/A
January 2017	N/A	N/A	4.65	2.7	N/A	N/A
February 2017	N/A	N/A	10.87	2.85	N/A	N/A
March 2017	N/A	N/A	7.03	4.83	N/A	N/A
April 2017	N/A	N/A	5.59	4.96	N/A	N/A
May 2017 (through May 15, 2017)	N/A	N/A	5.96	5.38	N/A	N/A

Approximate Number of Holders of Our Securities

On May 15, 2017, there was 1 holder of record of our Units, 287 shareholders of record of our common stock and 1 holders of record of our Warrants. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

A.	Plan of Distribution

Not applicable.

B.	Markets

See our disclosures above under “A. Offer and Listing Details.”

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of date of this report, there are 1,772,016 shares of common stock issued and outstanding, including 1,099 shares of common stock included in the IPO Units issued in the IPO. We have never issued any preferred stock.

•	As of date of this report, we have 1,099 IPO Units outstanding.

•	As of date of this report, we have 393,454 warrants outstanding (including 368,920 IPO Warrants and 24,534 Placement Warrants), each warrant entitles the holder to purchase one share of common stock at a purchase price of $172.5.

•	As of date of this report, we have one Underwriters’ Unit Purchase Option outstanding, which entities the holder to purchase 16,667 units at an exercise price of $187.5 per unit, each unit consisting of one share of common stock and one warrant, each to purchase one share of common stock at a price of $172.5.

B.	Memorandum and Articles of Association

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

Warrants

As of date of this report, we have 393,454 warrants outstanding, among which 368,920 warrants were issued to the public in our IPO (the “IPO Warrants”). Each of the IPO Warrants entitles the holder to purchase one share of common stock at a price of $172.5 expiring on August 1, 2019, provided that there is an effective registration statement covering the shares of common stock underlying the IPO Warrants.

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

In addition, Aqua Investments Corp., an entity controlled by certain founding shareholders of the Company, acquired 24,534 warrants, each entitles the holder to purchase one share of common stock at a price of $172.50, expiring on August 1, 2019 (the “Placement Warrants”). The Placement Warrants are identical to the IPO Warrants except that the Placement Warrants (i) may be exercised for cash or on a cashless basis; (ii) will not be redeemable by the Company and (ii) may be exercised even if there is not an effective registration statement relating to the shares underlying the warrants, so long as they are held by the initial purchaser or any of its permitted transferees.

As of date of this report, we also have 1,099 IPO Units outstanding and publicly trading, each including one IPO Warrant and one share of our common stock.

Underwriters’ Unit Purchase Option

In connection with our IPO, we also issued Lazard Capital Markets LLC, the representative of the underwriters, a Underwriters’ Unit Purchase Option to purchase 16,667 units, each unit consisting of one share of common stock and one warrant, each to purchase one share of common stock at a price of $172.50. The option is exercisable at any time, in whole or in part, by October 25, 2017 at an exercise price of $187.50 per unit. The units issuable upon exercise of this option are identical to those offered to the public in the IPO, except that the underlying warrants (i) will expire on October 25, 2017, (ii) may be exercised on a cashless basis and (iii) may not be redeemed by the Company. The holder of the Underwriters’ Unit Purchase Option has certain demand and piggy-back registration rights.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;

●	persons subject to the alternative minimum tax;

●	tax-exempt organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

●	certain former citizens or long-term residents of the United States;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock;

●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or

●	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the U.S.;

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	We are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our Common Stock.

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

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an over payment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.06 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2016. As of December 31, 2016, our accumulated other comprehensive income was -$6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2016, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are 5 reasonably likely to materially affect, our internal controls over financial reporting.

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

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015 and is also available on our website at www.kbsfashion.com. During the fiscal year ended December 31, 2016, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2016	2015
Audit Fees*	$120,000	$175,859
Audit-Related Fees	-	-
Tax Fees	-	-
TOTAL	$120,000	$175,859

* “Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

See our annual report on Form 20-F filed on May 2, 2016 as amended on May 16 and November 30, 2016.

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. The home country practices that we follow in lieu of NASDAQ's corporate governance rules are as follows:

•	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

•	in lieu of an audit committee comprised of three independent directors, our audit committee has two independent directors;

•	we currently do not have a nominating committee or a compensation committee;

•	we did not hold an annual shareholder meeting in fiscal 2016; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals;

•	in lieu of obtaining shareholder approval prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, the board of directors approves such adoption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 16, 2017	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2016, 2015, and 2014

(Stated in US dollars)

Independent Auditor’s Report

To: the Board of Directors and Shareholders of KBS Fashion Group Limited

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited and its subsidiaries (the “Company”), as of December 31, 2014 and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBS Fashion Group Limited and its subsidiaries at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

October 27, 2015

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, China

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of KBS Fashion Group Limited

We have audited the accompanying consolidated statement of financial position of KBS Fashion Group Limited (“Company”) as of December 31, 2016 and 2015, and the related statements of comprehensive income, statement of changes in stockholders’ equity, and statement of cash flows for each of the years in the two-year period ended December 31, 2016. KBS Fashion Group Limited’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBS Fashion Group Limited as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw your attention to Note 6 to the financial statements, which describes the recognition of impairment losses by the Company for prepayments for land use rights and related construction on such land. Our opinion is not qualified in respect of this matter.

San Mateo, CA	/s/ WWC, P.C.
May 15, 2017	Certified Public Accountants

KBS Fashion Group Limited

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2016, 2015, 2014

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2016	2015	2014
Revenue	8	41,200,205	61,343,681	58,832,481
Cost of sales	9	(39,041,932)	(46,511,274)	(39,416,973)
Gross profit		2,158,273	14,832,407	19,415,508

Other income	10	555,051	302,144	252,748
Other gains and (losses)	11	(11,123,767)	(3,877,832)	(2,036,508)
Distribution and selling expenses	12	(3,606,010)	(6,621,256)	(7,191,606)
Administrative expenses	13	(3,543,993)	(2,798,082)	(4,649,229)
(Loss)/profit from operations		(15,560,446)	1,837,381	5,790,913

Finance costs	14	(71,783)	-	(23,630)
Change in fair value of warrant liabilities	32	3,409	11,978	3,417,053

(Loss)/profit before tax		(15,628,820)	1,849,359	9,184,336

Income tax income/(expense)	15	3,726,133	(605,689)	(2,307,354)

(Loss)/profit for the year	16	(11,902,687)	1,243,670	6,876,982
Other comprehensive loss
-currency translation differences		(6,125,433)	(6,044,772)	(350,810)
Total comprehensive (loss)/income for the year		(18,028,120)	(4,801,102)	6,526,172

(Loss)/earnings per share of common stock attributable to the Company

-Basic	19	(6.80)	0.73	4.06
-Diluted	19	(6.80)	0.73	4.06
Weighted average shares outstanding:
-Basic	19	1,750,142	1,694,489	1,694,489
-Diluted	19	1,750,142	1,694,489	1,694,489

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Financial Position

As at December 31, 2016, and 2015

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2016	2015
Non-current assets
Property, plant and equipment-net	20	26,758,749	30,536,721
Prepayments and premiums under operating leases	21	2,491,647	2,739,311
Prepayment for construction of new plant	22	-	7,160,523
Prepayment for acquisition of land use right	23	-	4,774,063
Land use rights	24	624,894	687,038
Deferred tax assets	15	4,879,652	1,340,268
		34,754,942	47,237,924
Current assets
Inventories	25	2,450,866	3,527,696
Trade receivables	26	23,483,465	32,867,991
Other receivables and prepayments	26	5,364,120	3,875,411
Subsidies prepaid to distributors	27	389,996	516,231
Prepayments and premiums under operating leases	21	79,035	81,147
Cash and cash equivalents	28	24,576,341	21,214,080
		56,343,823	62,082,556
Total assets		91,098,765	109,320,480
Current liabilities
Short term bank loans	31	1,513,623	-
Trade and other payables	29	4,774,628	5,114,964
Related parties payables	30	1,150,129	983,391
Income tax payable		258,259	2,401,742
		7,696,639	8,500,097
Non-current liability
Warrant liabilities	32	-	3,409
		-	3,409
Total liabilities		7,696,639	8,503,506
Equity
Share capital	33	177	170
Share premium	33	6,056,240	5,627,247
Revaluation reserve	34	184,272	-
Statutory surplus reserve	34	6,084,836	6,069,457
Retained profits	34	78,962,407	90,880,473
Foreign currency translation reserve	34	(7,885,806)	(1,760,373)
		83,402,126	100,816,974
Total liabilities and equity		91,098,765	109,320,480

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015, 2014

(Stated in U.S. Dollars)

						Foreign
				Statutory		currency
	Share	Share	Revaluation	surplus	Retained	translation
	capital	premium	reserve	reserve	profits	reserve	Total
	(Note 33)	(Note 33)	(Note 34)	(Note 34)	(Note 34)	(Note 34)
Balance at January 1, 2014	2,542	1,047,447	-	5,063,906	82,982,989	4,635,209	93,732,093
1 For 15 Reverse Split	(2,372)	2,372	-	-	-	-	-
Waiver of payable to ex-shareholder	-	5,359,811	-	-	-	-	5,359,811
Profit for the year	-	(782,383)	-	-	7,659,365	-	6,876,982
Other comprehensive income for the year	-	-	-	-	-	(350,810)	(350,810)
Appropriation to statutory surplus reserve	-	-	-	751,587	(751,587)	-	-
Balance at December 31, 2014	170	5,627,247	-	5,815,493	89,890,767	4,284,399	105,618,076
Profit for the year	-	-	-	-	1,243,670	-	1,243,670
Other comprehensive income for the year	-	-	-	-	-	(6,044,772)	(6,044,772)
Appropriation to statutory surplus reserve	-	-	-	253,964	(253,964)	-	-
Balance at December 31, 2015	170	5,627,247	-	6,069,457	90,880,473	(1,760,373)	100,816,974
Reclassification of revaluation surplus	-	-	184,272	-	-	-	184,272
Shares issued for stock based compensation	7	428,993	-	-	-	-	429,000
Profit for the year	-	-	-	-	(11,902,687)	-	(11,902,687)
Other comprehensive income for the year	-	-	-	-	-	(6,125,433)	(6,125,433)
Appropriation to statutory surplus reserve	-	-	-	15,379	(15,379)	-	-
Balance at December 31, 2016	177	6,056,240	184,272	6,084,836	78,962,407	(7,885,806)	83,402,126

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015, 2014

(Stated in U.S. Dollars)

	Year ended December 31,
	2016	2015	2014
OPERATING ACTIVITIES
(Loss)/profit for the year	(11,902,687)	1,243,670	6,876,982
Adjustments for:
Share-based payment	429,000	-	-
Finance cost	71,783	-	23,630
Change in fair value of warrant liabilities	(3,409)	(11,978)	(3,417,053)
Interest income	(85,482)	(92,747)	(136,911)
Depreciation of property, plant and equipment	1,942,735	2,015,437	2,340,082
Amortization of prepaid lease payments and trademark	19,009	17,061	17,326
Amortization of subsidies prepaid to distributors	910,537	1,093,036	1,163,913
Amortization of prepayments and premiums under operating leases	118,783	728,996	659,442
Provision/ (reversal) of inventory obsolescence	(1,667)	342	(1,848)
Bad debt provision of trade receivables	331,196	1,028,439	1,973,459
Gain/(loss) on disposal of property, plant and equipment	1,441	11,412	-
Provision of impairment loss in prepayments	11,649,038	2,565,334	-
Operating cash flows before movements in working capital	3,480,277	8,599,002	9,499,022

Increase in trade and other receivables	7,265,940	(345,348)	(11,007,437)
(Increase)/ decrease in inventories	889,384	(2,893,284)	(126,523)
Increase in trade and other payables	(1,080,978)	101,240	1,071,032
Increase/ (decrease) in income tax payable	155,632	1,236,921	2,812,375
Increase in deferred tax assets	(3,779,923)	(908,889)	(495,444)
Prepayments and premiums paid under operating leases	(1,761,155)	(449,935)	(515,038)
Subsidies prepaid to distributors	(910,537)	(1,093,036)	(1,065,227)
CASH GENERATED FROM OPERATING ACTIVITIES	4,258,640	4,246,671	172,760

Income tax paid	(1,064,351)	(2,012,038)	(3,731,134)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	3,194,289	2,234,633	(3,558,374)

INVESTING ACTIVITIES
Interest received	85,482	92,747	136,911
Prepayment for construction of new plant	-	-	(15,755,201)
Purchase of property, plant and equipment	(40,037)	(1,020,623)	(1,919,723)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	45,445	(927,876)	(17,538,013)

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015, 2014

(Stated in U.S. Dollars)

FINANCING ACTIVITIES
Interest paid	(71,783)	-	(23,630)
New bank loans raised	1,578,289	-	-
Repayment of borrowings	-	-	(1,968,213)
Advance from related party	173,003	330,099	221,847
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	1,679,509	330,099	(1,769,996)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	4,919,243	1,636,856	(22,866,383)
Effects of currency translation	(1,556,982)	(1,027,358)	(229,122)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,214,080	20,604,582	43,700,087
CASH AND CASH EQUIVALENTS AT END OF YEAR	24,576,341	21,214,080	20,604,582

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to Financial Statements

1.	GENERAL INFORMATION

On January 26, 2012, Aquasition Investments Corp (“Company”) was organized as a blank check company pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets.

On March 24, 2014, the Company entered into a Share Exchange Agreement and Plan of Liquidation (the “Agreement”) among KBS International Holdings, Inc. (“KBS”), a Nevada corporation, Hongri International Holdings Ltd (“Hongri”), a company organized under the laws of the British Virgin Islands, and Cheung So Wa and Chan Sun Keung, the principal shareholders of KBS.

On August 1, 2014, the share exchange was completed. In order to align with the brand and operations of the entities acquired pursuant to the Agreement, the Company changed its name from Aquasition Investments Corp to KBS Fashion Group Limited.

The Company’s units which are comprised of one share of common stock and one warrant are traded on the NASDAQ Capital Markets. The Company’s trading symbol is KBSF.

The acquisition was accounted for as a reverse merger and recapitalization where the Company, the legal acquirer is the accounting acquiree, and KBS, the legal acquiree, was the accounting acquirer.

Description of Subsidiaries:

Hongri International Holdings Limited (the "Hongri"), formerly known as Wah Ying International Investment Inc., was incorporated in the British Virgin Islands (the "BVI") on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares with $1 par value. Up through December 31, 2010, 10,000 common shares had been issued at par. On January 27, 2011, the Company issued an additional 10,000 common shares for cash consideration at $77 per share. The principal activity of the Company is investment holding. Hongri a directly wholly owned subsidiary of the Company.

France Cock (China) Limited ("France Cock") was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized capital of HK$10,000, divided into 10,000 common shares with par value of HK$1. The capital has been fully paid up. The principal activity of France Cock is the holding of intellectual property rights such as trademarks. France Cock owns the Company’s trademarks, including "KBS" and "Kabiniao". France Cock is a directly wholly owned subsidiary of Hongri.

Roller Rome Limited ("Roller Rome") was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares with par value of $1. The principal activity of Roller Rome is the provision of design and development services for sports apparel. Roller Rome is a directly wholly owned subsidiary of Hongri.

Vast Billion Investment Limited ("Vast Billion") was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary shares with HK$1par value. One ordinary share has been issued at par. Vast Billion is an investment holding company, and is a directly wholly owned subsidiary of Hongri.

Hongri (Fujian) Sports Goods Co. Ltd. ("Hongri Fujian") was established in the People's Republic of China (the "PRC") on November 17, 2005 with a registered and paid up capital of RMB 5,000,000. On March 24, 2011, Hongri Fujian increased registered capital from RMB 70,000,000 to RMB 75,000,000. As of September 30, 2011, the paid up capital was RMB 39,551,860. Hongri Fujian is engaged in the design, manufacture, marketing, and sale of apparel in the PRC. Hongri Fujian is a directly wholly owned subsidiary of Vast Billion.

Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin") was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides contracting manufacturing services for companies in the sports apparel business.

KBS Fashion Group Limited

Notes to Financial Statements

2.	GROUP ORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group structure as at the reporting date is as follows:

KBS Fashion Group Limited
100%
Hongri International Holdings Limited
100%
100%
100%
Roller Rome Limited
Vast Billion Investment Limited
France Cock (China) Limited
100%
Hongri (Fujian) Sports Goods Co. Ltd.
100%
Anhui Kai Xin Apparel Company Limited

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Except as described below, for the year ended December 31, 2016 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board ("IASB") and the IFRS Interpretations Committee (formerly known as "International Financial Reporting Interpretations Committee" ("IFRIC")) of the IASB that are effective for financial year beginning on January 1, 2016 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2016, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

Annual improvements to IFRSs 2012–2014 cycle

Amendments to IFRS 11: Accounting for acquisitions of interests in joint operations

Amendments to IAS 16 and IAS 38: Clarification of acceptable methods of depreciation and amortization

Amendment to IAS 27: Equity method in separate financial statements

Amendments to IFRS 10, IFRS 12 and IAS 28: Investment entities: applying the consolidation exception

Amendments to IAS 1: Disclosure initiative

The adoption of above amendments does not have any significant financial effect on these consolidated financial statements.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2016 are not material to the Group.

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

Amendments to IAS 12 Income taxes (1)

Amendments to IAS 7 Statement of cash flows (1)

Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture (2)

KBS Fashion Group Limited

Notes to Financial Statements

IFRS 9 Financial instruments (3)

IFRS 15 Revenue from contracts with customers (3)

IFRS 16 Leases (4)

(1) Effective for the accounting period beginning on 1 January 2017.

(2) The amendments were originally intended to be effective for the accounting periods beginning on or after 1 January 2016. The effective date has now been deferred.

(3) Effective for the accounting period beginning on 1 January 2018.

(4) Effective for the accounting period beginning on 1 January 2019

The Company will apply the above new standards and amendments to standards when they become effective. The Company is in the process of making an assessment of the impact of the above new standards and amendments to standards.

In relation to IFRS 9, the Company does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

In relation to IFRS 15, the standard will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. IFRS 15 specifies how and when the Group will recognize revenue as well as requiring the Group to provide users of financial statements with more informative and relevant disclosures. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Management is currently analyzing the impact of the new standard on the Group’s financial statements and has initially identified areas which are likely to be affected, including identification of separate performance obligations, the determination of stand-alone selling price and its relative allocation. The Company will continue to assess the impact of the new rules on the Group’s financial statements. IFRS 15 is mandatory for the accounting periods commencing on or after 1 January 2018. At this stage, the Group does not intend to adopt the standard before its effective date.

In relation to IFRS 16, the standard will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of $2,606,969, see Note 35. However, the Company has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

The standard is mandatory for accounting periods commencing on or after 1 January 2019. At this stage, the Company does not intend to adopt the standard before its effective date.

There are no other standards and interpretations in issue but not yet adopted that the directors anticipate will have a material effect on the consolidated financial statements of the Company.

KBS Fashion Group Limited

Notes to Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

First-time adoption of IFRS

The financial statements for the year ended December 31, 2014 are the first time the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31. 2013, the Company prepared its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2014, together with the comparative period data as at and for the year ended December 31, 2013, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2013 the Company’s date of transition to IFRS.

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

KBS Fashion Group Limited

Notes to Financial Statements

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2014	USD 1.00= RMB 6.1190	USD 1.00=RMB 6.1448
December 31, 2015	USD 1.00= RMB 6.4936	USD 1.00=RMB 6.2401
December 31, 2016	USD 1.00= RMB 6.9370	USD 1.00=RMB 6.6528

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2014	USD 1.00= HKD 7.7564	USD 1.00=HKD 7.7549
December 31, 2015	USD 1.00= HKD 7.7508	USD 1.00=HKD 7.7517
December 31, 2016	USD 1.00= HKD 7.7552	USD 1.00=HKD 7.7614

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

All financial information presented in USD has been rounded to the nearest dollar, except when otherwise indicated.

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

KBS Fashion Group Limited

Notes to Financial Statements

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Group’s three segments are wholesale, retail and contract manufacturing.

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

The Group’s revenue originates (i) from corporate owned stores, (ii) distributors and (iii) the services performed as an original design manufacturer. Revenue from all above categories is recognized when all the following conditions are satisfied:

●	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
●	the Group has fully rendered service to the contract manufacturing customer by shipping the product to the customer;
●	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
●	the amount of revenue can be measured reliably;
●	it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

KBS Fashion Group Limited

Notes to Financial Statements

Retirement benefit costs

Pursuant to the relevant regulations of the PRC government, the Group’s subsidiaries located in the PRC participate in a local municipal government retirement benefits scheme (the "Scheme"), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Group’s participating subsidiaries, the local municipal government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the PRC; accordingly, the only obligation of the Group with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Group. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Land use rights

Land use rights are stated at cost less accumulated amortization and accumulated impairment losses. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years.

Amortization of land use rights is calculated on a straight-line basis over the period of the land use rights.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

KBS Fashion Group Limited

Notes to Financial Statements

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

(1)	Financial assets

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

KBS Fashion Group Limited

Notes to Financial Statements

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

(2)	Financial liabilities and equity

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

KBS Fashion Group Limited

Notes to Financial Statements

Financial liabilities

Financial liabilities including trade and other payables, related parties payables and short-term loans are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the group entities are recorded at the proceeds received, net of direct issue costs.

(3)	De-recognition

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

KBS Fashion Group Limited

Notes to Financial Statements

Earnings/(loss) per share

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

5.	SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES

The preparation of financial statements in conformity with IFRS requires management to exercise judgment in the process of applying the Group’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amount of revenue and expenses during the reporting period. The following estimates that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are disclosed below.

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2016 and 2015 amounted to $258,259 and $2,401,742 respectively.

KBS Fashion Group Limited

Notes to Financial Statements

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

Notes to Financial Statements

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

During the years ended December 31, 2016 and 2015, the Company recognized impairment losses of $4,659,838 and $1,317,295, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2016 and 2015, the Company recognized impairment losses of $6,989,200 and $1,248,039, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2016, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

KBS Fashion Group Limited

Notes to Financial Statements

For the prepayment for acquisition of land use rights, the Company provided an estimate of its fair value based on the market value substitution rule. The estimated fair value belongs to Level 2 of the fair value hierarchy because the input is determined through quoted prices of similar assets without an actively quoted market. Using the market approach, the Company compares the price of the land use right that the Company intended to acquire with the price of similar land use rights in the same geographical area, adjusted by factors such as price index, frequency of actual transactions conducted, environmental conditions, etc. Significant assumptions used in this estimation include the ability to legally obtain such land use rights, the usage of land as industrial use, the date of transaction at year end, etc. As a result, the Company provided an estimate in the amount of $5,154,034. Finally, the fair value is reduced by estimated costs to sell which include, but not limited to, legal costs, stamp duty, similar transaction tax, etc. in the amount of $379,971. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,317,295 in 2015. As of December 31, 2016, since there is no progress in regards to the acquisition of land use rights, the Company provided further impairment to bring the carrying value down to $0 as management is unable to assert the recoverability of such asset.

For the prepayment for construction, the Company provided an estimate of its fair value based on the time value approach. The estimated fair value belongs to Level 3 of the fair value hierarchy because the input is not easily observable. Using this approach, the Company calculates the time value of money of the amount prepaid based on the Company’s weighted average cost of capital (“WACC”) in order to arrive at its fair value. The Company uses this approach to determine its recoverable amount because such prepayments are not readily resalable, and the ability to realize this amount is contingent upon the Company’s ability to successfully acquire the land use right as mentioned above. Significant assumptions used in this estimation include using the WACC, which is comprised of the Company’s metrics of return of equity, return of debt, the relevant weights of the returns of equity and debt, and tax rate, in determining the fair value. As a result, as at December 31, 2015, the Company provided an estimate in the amount of $7,160,523. Since this asset is not resalable, the company estimated costs to sell for this asset in the amount of $0. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,248,039 in 2015. As of December 31, 2016, since there was no progress in regards to the construction, the Company provided further impairment to bring the carrying value down to $0 as management is unable to assert the recoverability of such asset.

KBS Fashion Group Limited

Notes to Financial Statements

7.	SEGMENT REPORTING

Management currently identifies the Group’s three sales models as operating segments, which are wholesale, retail and contract manufacturing. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

By business	Wholesale			Retail			Subcontracting			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Sales to external customers	32,127,083	40,815,528	40,654,657	5,529,985	18,091,585	16,134,537	3,543,137	2,436,568	2,043,287	41,200,205	61,343,681	58,832,481
Segment revenue	32,127,083	40,815,528	40,654,657	5,529,985	18,091,585	16,134,537	3,543,137	2,436,568	2,043,287	41,200,205	61,343,681	58,832,481
Segment gross margins/(loss)	6,504,893	9,668,518	12,382,562	(5,668,061)	4,239,168	6,327,728	1,321,441	924,721	705,218	2,158,273	14,832,407	19,415,508
Reconciling items										(17,787,093)	(12,983,048)	(10,231,172)
Profit/(loss) before tax										(15,628,820)	1,849,359	9,184,336
Income tax income/(expense)										3,726,133	(605,689)	(2,307,354)
Profit/(loss) for the year										(11,902,687)	1,243,670	6,876,982

The Group does not allocate its assets.

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

KBS Fashion Group Limited

Notes to Financial Statements

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2016	2015	2014
Distributor A	3,782,718	6,625,797	8,384,369
Distributor B	-	-	4,698,008
Other distributors	28,344,365	34,189,731	27,572,280
	32,127,083	40,815,528	40,654,657

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2016	2015	2014
Supplier A	6,655,740	15,048,108	14,410,920
Supplier B	5,424,342	8,354,316	11,388,162
Supplier C	4,083,924	6,588,639	6,973,219
Supplier D	3,023,297	5,294,921	-
Other suppliers	6,436,809	12,752,234	5,226,372
	25,624,112	48,038,218	37,998,673

8.	REVENUE

	Year ended December 31,
	2016	2015	2014
Apparel
-Wholesale	32,127,083	40,815,527	40,654,657
-Retail	5,529,985	18,112,019	16,134,537
Subtotal	37,657,068	58,927,546	56,789,194
Subcontracting	3,543,137	2,416,135	2,043,287
	41,200,205	61,343,681	58,832,481

Revenue is denominated only in USD.

KBS Fashion Group Limited

Notes to Financial Statements

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity. The following table shows a breakdown of cost of sales for the periods presented for each category:

	Year ended December 31,
	2016	2015	2014
Changes in inventories of finished goods and work in progress	(302,979)	64,814	126,523
Materials consumed in production	120,847	183,831	107,349
Purchases of finished goods	36,567,197	44,786,912	37,757,707
Labor	1,313,120	787,472	581,849
Depreciation	236,578	252,055	250,042
Rental	-	23,184	141,258
Outsourced manufacturing cost	-	-	60,630
Taxes and surcharges *	253,039	212,516	353,522
Water and electricity	48,557	55,522	57,963
Inventory provision	320	342	(1,848)
Others	238,562	197,778	97,496
Foreign currency translation difference	566,691	(53,152)	(115,518)
	39,041,932	46,511,274	39,416,973

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2016	2015	2014

Sales of raw material	-	-	1,819
Government grant	469,569	209,397	114,018
Interest income on bank deposits	85,482	92,747	136,911
	555,051	302,144	252,748

11.	OTHER GAINS AND (LOSSES)

	Year ended December 31,
	2016	2015	2014
Gain on disposals of property, plant and equipment	10,541	11,412	-
Foreign exchange gain	54	(233,532)	(64,820)
Provision / reversal of inventory obsolescence	(1,667)	(342)	1,848
Bad debt provision of trade receivables	(331,196)	(1,070,563)	(1,973,459)
Impairment of prepayments in land purchase and related construction*	(11,649,038)	(2,565,334)	-
Others	847,539	(19,473)	(77)
	(11,123,767)	(3,877,832)	(2,036,508)

* Please see note 6 for further discussion.

KBS Fashion Group Limited

Notes to Financial Statements

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2016	2015	2014
Rental	30,225	508,039	583,737
Depreciation	490,527	1,239,644	1,605,955
Labor	211,274	739,789	926,504
Subsidy to distributors	910,537	1,061,685	1,163,913
Promotion	137,210	899,664	1,126,349
Advertisement	1,554,023	1,702,863	1,628,127
Others	272,214	469,572	157,021
	3,606,010	6,621,256	7,191,606

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2016	2015	2014
Labor	1,170,013	757,638	1,071,820
Audit fee	(33,997)	175,859	189,673
Professional fee	75,609	136,499	725,359
Design fee	465,120	529,141	488,218
Depreciation and amortization charges	1,163,293	540,799	501,411
Bank charges	12,943	35,179	44,571
Rental	75,673	80,677	293,444
Travelling and entertainment	44,874	59,516	175,539
Others	570,465	482,774	1,159,194
	3,543,993	2,798,082	4,649,229

14.	FINANCE COSTS

	Year ended December 31,
	2016	2015	2014
Interest expenses on bank borrowings wholly repayable within one year	71,783	-	23,630

Bank borrowings interests are charged at a rate of 6.60% per annum for the bank loan that was fully repaid in 2014.

Bank borrowings interests are charged at a rate of 6.09% per annum for the current bank loan.

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2016	2015	2014
PRC enterprises income tax:
Current tax	53,790	1,514,577	2,802,798
Deferred tax	(3,779,923)	(908,888)	(495,444)
	(3,726,133)	605,689	2,307,354

KBS Fashion Group Limited

Notes to Financial Statements

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2016, 2015, and 2014, the Company had no unrecognized tax benefits.

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

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2016	2015	2014
(Loss)/profit before tax	(15,628,820)	1,849,359	9,184,336
Tax calculated at domestic tax rates applicable to profits in PRC (2016, 2015, and 2014: 25%)	(3,907,205)	462,340	2,296,084
Tax effect of expenses not deductible for tax purpose	-	908,974	3,842
Tax effect of tax loss of tax exempt entities	181,072	(765,625)	7,428
Tax charge for the year	(3,726,133)	605,689	2,307,354

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2016		2015		2014
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	5,617,674	1,340,268	1,981,777	495,444	-	-
Bad Debt provisions charged to profit or loss	331,196	82,799	1,070,563	267,641	1,981,777	495,444
Impairment charged to profit or loss	11,649,038	2,912,259	2,565,334	641,333	-	-
Tax loss carried forward	3,139,458	784,865
Effect of translation	-	(240,539)	-	(64,150)	-	-
End of the year	20,737,366	4,879,652	5,617,674	1,340,268	1,981,777	495,444

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2016	2015	2014
Cost of inventories recognized as expenses	38,788,893	46,298,758	39,063,451
Taxes and surcharges	253,039	212,516	353,522
	39,041,932	46,511,274	39,416,973

Depreciation of property, plant and equipment	1,944,176	2,015,437	2,340,082
Amortization of land use rights and trademarks	19,009	17,061	17,326
Amortization of subsidies prepaid to distributors	910,537	1,093,036	1,163,913
Amortization of prepayments and premiums under operating leases	118,783	728,996	659,442
Provision (Reversal) of inventory obsolescence	(1,667)	342	(1,848)
Provision of bad debt allowance	331,196	1,028,439	1,973,459
Provision of impairment loss in prepayments	11,649,038	2,565,334	-
	14,971,072	7,448,645	6,152,374

KBS Fashion Group Limited

Notes to Financial Statements

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2016	2015	2014

Salaries and other short-term benefits	1,369,524	1,878,963	2,203,626
Defined contribution benefit schemes	280,594	1,888,828	376,547
Total employee benefits expense (including directors’ emoluments)	1,650,118	3,767,791	2,580,173

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

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2016	2015	2014
Salaries
Yan, Keyan	216,342	105,000	105,000
Chen, Bizhen	95,272	105,000	-
Lixia Tu	203,559	62,371	-
Stanley Wong	-	-	126,000
Stylianos Stergios Sougioultzoglou	-	-	100,000
Yuyun Tristan Kuo	-	-	25,000
John Sano	39,000	20,000	20,000
Andrew Gaw	-	-	20,000
Zhou Meng	-	-	20,000
Chi Gaw	-	-	20,000
Themis Kalapotharakos	97,500	-	-
Matthew Los	97,500	-	-
	749,173	292,371	436,000
Social Welfare
Yan, Keyan	960	982	758
Chen, Bizhen	960	982	-
	1,920	1,964	758

KBS Fashion Group Limited

Notes to Financial Statements

19.	EARNINGS/ (LOSS) PER SHARE

	For the years ended December 31,
	2016	2015	2014
Basic (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(11,902,687)	$1,243,670	$6,876,982

Diluted (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(11,902,687)	$1,243,670	$6,876,982

Basic (Loss)/Earnings Per Share Denominator#
Original shares:	1,694,489	1,694,489	1,694,489
Additions from actual events:
- Issuance of common stock, weighted	55,653	-	-
Basic weighted average shares outstanding	1,750,142	1,694,489	1,694,489

Diluted (Loss)/Earnings Per Share Denominator#
Basic weighted average shares outstanding	1,750,142	1,694,489	1,694,489
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*	-	-	-
Diluted Weighted Average Shares Outstanding:	1,750,142	1,694,489	1,694,489

(Loss)/Earnings Per Share#
- Basic	$(6.80)	$0.73	$4.06
- Diluted	$(6.80)	$0.73	$4.06
Weighted Average Shares Outstanding#
- Basic	1,750,142	1,694,489	1,694,489
- Diluted	1,750,142	1,694,489	1,694,489

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the outstanding warrants being out-of-the-money during the periods presented.
#	The amount of shares and the respective calculations of earnings/(loss) per share have been adjusted according to reverse split effective after the balance sheet date.

KBS Fashion Group Limited

Notes to Financial Statements

20.	PROPERTIES. PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements -shops	Distributor shops' furniture and fixtures	Construction in progress	Total

COST
At January 1, 2015	8,931,136	1,050,169	168,929	139,139	165,728	796,407	3,938,702	2,761,959	23,192,682	41,144,851
Additions	22,960,220	52,937	25,822	-	2,365	-	217,321	625,266	-	23,883,931
Disposals	-	-	(55,176)	(449)	(2,176)	-	-	-	-	(57,801)
Transferred to Plant	-	-	-	-	-	-	-	-	(22,960,220)	(22,960,220)
Translation adjustment	(1,411,606)	(62,648)	(8,600)	(8,009)	(9,568)	(45,943)	(235,698)	(183,742)	(232,462)	(2,198,276)
At December 31, 2015	30,479,750	1,040,458	130,975	130,681	156,349	750,464	3,920,325	3,203,483	-	39,812,485
Additions	-	27,637	14,495	-	317	141,271	-	-	-	183,720
Disposals	-	(142,425)	(2,397)	-	(699)	-	(3,416,591)	(2,998,722)	-	(6,560,834)
Translation adjustment	(1,948,208)	(66,504)	(8,372)	(8,353)	(9,994)	(47,968)	(250,580)	(204,761)	-	(2,544,740)
At December 31, 2016	28,531,542	859,166	134,701	122,328	145,973	843,767	253,154	-	-	30,890,631

DEPRECIATION
At January 1, 2015	(870,785)	(563,147)	(90,815)	(101,489)	(58,525)	(287,211)	(3,166,683)	(2,690,683)	-	(7,829,338)
Provided for the year	(394,103)	(244,380)	(35,712)	(16,526)	(84,832)	(91,903)	(974,363)	(181,862)	-	(2,023,681)
Eliminated upon disposal of assets	-	-	46,123	404	1,959	-	-	-	-	48,486
Translation adjustment	65,620	42,027	4,831	6,484	6,612	20,156	220,721	162,318	-	528,769
At December 31, 2015	(1,199,268)	(765,500)	(75,573)	(111,127)	(134,786)	(358,958)	(3,920,325)	(2,710,227)	-	(9,275,764)
Provided for the year	(1,283,919)	(69,007)	(20,528)	(5,867)	(10,812)	(99,622)	-	(374,763)	-	(1,864,518)
Eliminated upon disposal of assets	-	85,455	1,351	-	357	-	3,416,591	2,911,757	-	6,415,511
Translation adjustment	76,655	48,929	4,830	7,103	8,615	22,944	250,580	173,233	-	592,889
At December 31, 2016	(2,406,532)	(700,123)	(89,920)	(109,891)	(136,626)	(435,636)	(253,154)	-	-	(4,131,882)

CARRYING AMOUNT
At December 31, 2015	29,280,482	274,958	55,402	19,554	21,563	391,506	-	493,256	-	30,536,721
At December 31, 2016	26,125,010	159,043	44,781	12,437	9,347	408,131	-	-	-	26,758,749

KBS Fashion Group Limited

Notes to Financial Statements

Net exchange differences from translating the financial statements from functional currency to presentation currency were $(1,669,507) and $(1,951,851) as at December 31, 2016 and 2015.

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 were $1,942,735, $2,015,437, and $2,340,082, respectively. There was no impairment loss charged for the periods presented.

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops' furniture and fixtures	1.5 years	Nil

Plant includes buildings owned by Anhui Kaixin built on the following land:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292

The buildings were pledged as security for the outstanding bank loans as set forth in note 31.

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $32,803 and $38,198 as at December 31, 2016 and 2015, respectively.

In 2012, the Company performed a revaluation of certain equipment. The revaluation was performed by an independent appraiser on November 10, 2012 and, as a result of the revaluation, the Company recognized a revaluation surplus in the amount of $184,272. The amount is classified as revaluation reserve. Since the surplus has not been realized, the amount recognized is not available for distribution. There was no movement in the revaluation reserve during 2016 and 2015. The carrying amount that would have been recognized had the assets been carried under the cost model is as follows:

	As at December 31,
	2016	2015
Machinery	141,075	221,099
Motor Vehicles	33	51
Office Equipment	3,202	6,254
Furniture and fixtures	1,844	3,307
	146,154	230,711

KBS Fashion Group Limited

Notes to Financial Statements

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2015	3,462,825
additions for the year	107,178
charge for the year	(491,895)
translation adjustment	(257,650)
At December 31, 2015	2,820,458
additions for the year	38,300
charge for the year	(118,783)
translation adjustment	(169,293)
At December 31, 2016	2,570,682

Analyzed for reporting purposes as:

	As at December 31,
	2016	2015
Current asset	79,035	81,147
Non-current asset	2,491,647	2,739,311
	2,570,682	2,820,458

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2016, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2016
Prepaid in 2015	8,469,878
Recognized as construction in progress	(110,041)
8,359,837
Impairment loss in 2015:	(1,199,314)
7,160,523
Impairment loss in 2016:	(6,989,200)
Translation adjustment:	(171,323)
-

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

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

As at December 31, 2016, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2015
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

KBS Fashion Group Limited

Notes to Financial Statements

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2015	816,760
additions for the year	-
translation adjustment	(47,117)
At December 31, 2015	769,643
additions for the year	-
translation adjustment	(78,025)
At December 31, 2016	691,618

AMORTIZATION
At January 1, 2015	(70,263)
charge for the year	(17,061)
translation adjustment	4,719
At December 31, 2015	(82,605)
charge for the year	(19,009)
translation adjustment	34,890
At December 31, 2016	(66,724)

CARRYING AMOUNTS
At December 31, 2015	687,038
At December 31, 2016	624,894

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

All the land use rights mentioned above were owned by Anhui Kaixin.

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2016	2015
Raw materials	1,985,131	2,718,044
Work in progress	-	33,841
Finished goods	467,757	776,263
Provision for obsolete inventories	(2,022)	(452)
	2,450,866	3,527,696

KBS Fashion Group Limited

Notes to Financial Statements

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2016	2015
Trade receivables	24,763,795	33,896,430
Bad debt provision for trade receivables	(1,280,330)	(1,028,439)
	23,483,465	32,867,991

	As at December 31,
	2016	2015
Other receivables	2,251	4,753
Prepayments	5,361,869	3,870,658
	5,364,120	3,875,411

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Prepayments include advances to suppliers and prepaid income tax.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2016	2015
Current	1,496,397	6,865,179
Outstanding for 1 to 3 months	9,306,568	11,165,392
Outstanding for 3 to 12 months	13,431,454	10,594,783
Outstanding for more than 12 months	529,376	5,271,076
	24,763,795	33,896,430

The Group allows an average credit period of 90 -120 days to its trade customers. For the long outstanding trade receivable, the Company provided a bad debt allowance amounting to $331,196 and $1,070,222 during the years ended December 31, 2016 and 2015, respectively. A full provision will be provided to receivables that are outstanding for more than 2 years. As at December 31, 2016 and 2015, there was no receivable that was outstanding for more than 2 years. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2016	2015
As at January 1	1,028,439	-
Provision provided in the year	331,196	1,070,222
Translation adjustment	(79,305)	(41,783)
As at December 31	1,280,330	1,028,439

Among the amounts of trade receivables, $3,598,158 and $4,925,122 Output VAT was included as of December 31, 2016 and 2015, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

27.	SUBSIDIES PREPAID TO DISTRIBUTORS

Amount
At January 1, 2015	534,859
additions for the year	1,074,409
charge for the year	(1,061,685)
translation adjustment	(31,352)
At December 31, 2015	516,231
additions for the year	779,991
charge for the year	(873,231)
translation adjustment	(32,995)
At December 31, 2016	389,996

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses. The amortization expense for 2016 and 2015 were $910,537 and $1,093,036, respectively.

28.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2016	2015
Cash on hand	15,066	20,127
Bank deposits	24,561,275	21,193,953
	24,576,341	21,214,080

	As at December 31,
	2016	2015
Renminbi	24,566,443	21,205,383
Hong Kong Dollars	8,921	7,879
United States Dollars	977	818
	24,576,341	21,214,080

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2016 carry interest at market rates which ranged from 0.35% to 0.50% (2015: 0.35%-0.50%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

29.	TRADE AND OTHER PAYABLES

	As at December 31,
	2016	2015
Trade payables	78,994	77,647
Employee benefits payable	207,671	204,495
Other payables	1,531,532	2,869,372
Subtotal financial liabilities	1,818,197	3,151,514
Other taxes payable	2,956,431	1,963,450
	4,774,628	5,114,964

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

KBS Fashion Group Limited

Notes to Financial Statements

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2016	2015

Current	31,083	15,220
Past due for less than 4 months	16,211	46,328
Past due for over 4 months	31,700	16,099
	78,994	77,647

Other payables include wages payable, accrued expenses, and accrued professional fees.

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company's high bargaining power.

30.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Chairman, Director, and CEO
Chen, Bizhen	Wife of Yan, Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory	Company owned by Chen, Bizhen

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2016	2015
Yan, Keyan	Borrowing of funds	1,125.912	958,961
Chen, Bizhen	Borrowing of funds	24,416	24,430
		1,150,328	983,391

Related parties payables were unsecured, non-interest bearing and repayment on demand.

During 2016, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 31.

*	The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 35.

KBS Fashion Group Limited

Notes to Financial Statements

31.	SHORT-TERM BANK LOANS

	As at December 31,
	2016	2015
Secured bank borrowings	1,513,623	-
Carrying amount repayable within 1 year	1,513,623	-

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,081,159	3/25/2016	3/25/2017	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
#2	432,464	3/29/2016	3/28/2017	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
	1,513,623

32.	WARRANT LIABILITIES

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

Notes to Financial Statements

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

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387
Change in fair value	(11,978)
Balance – December 31, 2015	3,409
Change in fair value	(3,409)
Balance – December 31, 2016	-

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

KBS Fashion Group Limited

Notes to Financial Statements

The inputs to the model were as follows:

	December 31. 2016	December 31, 2015
Stock price	$0.28	$2.8
Dividend yield	N/A	N/A
Risk-free rate	1.28%	1.57%
Expected term (in years)	2.58	3.58
Expected volatility	23.6%	24.7%

The quoted price of the warrants on the over-the-counter-markets (“OTC”) were $0.02 and $0.46 as at December 31, 2016 and 2015, respectively.

At December 31, 2016, there were 5,918,000 unexpired warrants outstanding.

33.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group's share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2015	1,694,488	$170	$5,627,247
Issuance of shares on March 28, 2016	73,333	7	73,326
Shares outstanding as December 31, 2016	1,767,821	$177	$6,056,240

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2016	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2015, retroactively adjusted	1,694,488	$170	$5,627,247
Issue and fully paid common shares of US$0.0001 as at December 31, 2016, retroactively adjusted	1,767,821	$177	$6,056,240

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors. No preferred shares are currently issued or outstanding.

KBS Fashion Group Limited

Notes to Financial Statements

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On March 29, 2016, the Company granted 1,100,000 of common stock to its executive officers and directors as compensation of their past services. The shares were vested immediately. The fair value of the award was calculated on the date of grant using the quoted price of the Company’s common stock. Total expense recognized in connection with this share-based payment amounted to $429,000.

On January 20, 2017, the Company granted and issued 57,600 shares to its employees.

On February 6, 2017, the 1-for-15 reverse stock split took effect and, as a result, the number of issued and outstanding shares of the Company's Common Stock is reduced from 26,517,329 shares to approximately 1,767,821 shares. The accompanying financial statements have been retroactively adjusted to reflect the effects of the reverse stock split that occurred after the date of the most recent financial statements.

34.	RESERVE

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

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,069,457 at December 31, 2016 and 2015, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

Revaluation reserve

Revaluation reserve is comprised of the surplus or deficit arising from the revaluation of the Company’s fixed assets.

KBS Fashion Group Limited

Notes to Financial Statements

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

35.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

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

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by minoring borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2016	December 31, 2015
Total borrowing	1,513,623	-
Less: cash and cash equivalents	(24,576,341)	(21,214,080)
Net debt	(23,062,718)	(21,214,080)
Total equity	83,402,126	100,816,974
Total capital	60,339,408	79,602,894
Gearing ratio	(28)%	(21)%

KBS Fashion Group Limited

Notes to Financial Statements

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of (6)% would increase (decrease) our comprehensive income by $(6.0) million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2016. As of December 31, 2016, our accumulated other comprehensive loss was $(7.8) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

KBS Fashion Group Limited

Notes to Financial Statements

4.	Credit risk

As at December 31, 2016, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

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

The Group has concentration of credit risk on the Group’s trade receivables. The outstanding balance of the five largest customers represented approximately 28% of the trade receivables of the Group at December 31, 2016 (2015: 40%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2016 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2016

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,535,053	-	1,535,053
Trade and other payables	4,774,628	-	4,774,628
Related parties payables	1,150,129	-	1,150,129
Income tax payable	258,259		258,259
Total	7,718,069	-	7,718,069

As at December 31, 2015

	Within 1 year	Over 1 year	Total
Trade and other payables	5,114,964	-	5,114,964
Related parties payables	983,391	-	983,391
Income tax payable	2,401,742	-	2,401,742
Total	8,500,097	-	8,500,097

KBS Fashion Group Limited

Notes to Financial Statements

6.	Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
-	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
-	Level 3 valuations: Fair value measured using significant unobservable inputs.

	December 31, 2016 Level 2	December 31, 2015 Level 2
Recurring far value measurements
Liabilities:
Warrant liabilities	-	3,409
	-	3,409

During the years ended December 31, 2016 and 2015, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 32.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

KBS Fashion Group Limited

Notes to Financial Statements

36.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2016	As at December 31, 2015
Contracted and authorized, in RMB	439,850,378	439,850,378
Contracted and authorized, in USD	63,406,426	67,735,983

(2)	As at December 31, 2016, the Company had lease commitments as follows:

	As at December 31,
	2016	2015
Within 1 year	79,035	102,783
2-5 years	290,289	323,047
Thereafter	2,237,645	2,429,200
	2,606,969	2,855,030

The amount of $2,606,969 as of December 31, 2016 represents leases of two offices, four units of staff quarters, and one warehouse. There is no contingent rent payable for all of the leases.

All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2016	2015
Within 1 year	72,252	77,528
2-5 years	290,289	310,111
Thereafter	2,237,645	2,429,200
	2,600,506	2,816,839

The Company has prepaid this lease in the full amount. The lease commenced on January 1, 2009 and will expire on April 22, 2052. The lease does not specify the terms of renewal, purchase options, or escalation clauses. The Company may not sublease the office to a third party.

37.	EVENTS AFTER THE BALANCE SHEET

Shares issuance

On January 20, 2017, the Company granted and issued 57,600 shares to its employees as compensation.

Reverse split

On February 3, 2017, the Shareholders approved a one-for-fifteen reverse stock split of the Company’s issued and outstanding shares. The number and par value of shares of Common Stock and Preferred Stock authorized have not been changed.

Repayment of bank loans

On March 24, 2017 and April 5, 2017, the Company repaid the two outstanding bank loans.

* * * * *

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

1.3	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 1.2 to the Report on Form 6-K furnished by the registrant on February 3, 2017)

1.4	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.1	Specimen of Unit Certificate (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.3	Specimen of Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Letter Agreement by and among the registrant, Lazard Capital Markets LLC and the founders (incorporated by reference to Exhibit 10.1 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.2	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company and the registrant (incorporated by reference to Exhibit 10.2 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.3	Form of Securities Escrow Agreement between the registrant, American Stock Transfer & Trust Company and the Founders (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to the registrant’s Registration Statement on Form F-1 filed on August 31, 2012 (Commission File No. 333-180571)).

74

4.4	Form of Services Agreement between the registrant and Seacrest Shipping Co. Ltd. (incorporated by reference to Exhibit 10.4 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.5	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.6	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.7	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.8	First Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No. 4 to the Schedule TO filed by the registrant on July 9, 2014)

4.9	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.10	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.11	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.12	Employee Agreement with Lixia Tu, dated June 25, 2015 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith.

75