Form 20-F
period 2017-12-31
KBS Fashion Group Ltd
filed 2018-04-30
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 1,986,299

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Year Ended December 31, 2017

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

On February 3, 2017, approved by the shareholders, our Board of Directors approved a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2017, 2016 and 2015, and the selected consolidated statements of financial position data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2014 and 2013, and the selected consolidated statements of financial position data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years ended December 31,
	2017	2016	2015	2014	2013
Statement of Income Data
Total revenue	$23,762,536	$41,200,205	$61,343,681	$58,832,481	$99,559,814
Total cost of sales	(35,274,352)	(39,041,932)	(46,511,274)	(39,416,973)	(57,363,839)
Gross profit	(11,511,816)	2,158,272	14,832,407	19,415,508	42,195,975
Distribution and selling expenses	(3,265,380)	(3,606,010)	(6,621,256)	(7,191,606)	(6,238,995)
Administrative expenses	(4,879,397)	(3,543,993)	2,798,082	(4,649,229)	(2,211,431)
Profit for the year	(14,815,596)	(11,902,688)	1,243,670	6,876,982	25,419,366
Total comprehensive income for the year	(10,004,880)	(18,028,121)	(4,801,102)	6,526,172	28,016,625
Outstanding shares	1,860,831	1,750,142	1,694,489	1,694,489	1,694,489
Earning per share, basic diluted	-7.96	-6.80	0.73	4.06	15.00
Balance Sheet Data
Cash and cash equivalents	$26,050,456	$24,576,341	$21,214,080	$20,604,583	43,700,087
Non-current assets	40,966,319	34,754,942	47,221,529	52,929,386	37,306,845
Current assets	40,343,386	56,343,823	62,098,951	62,093,570	76,045,907
Working capital	33,060,877	48,647,185	53,598,854	52,704,076	59,857,688
Total assets	81,309,705	91,098,765	109,310,480	115,022,956	113,352,752
Current liabilities	7,282,509	7,696,638	8,500,097	9,389,493	16,188,219
Total liabilities	7,282,509	7,696,638	8,503,506	9,404,880	19,620,659
Equity	74,027,196	83,402,127	100,816,974	105,618,076	93,732,093

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the certified exchange rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6533
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (thought April 20, 2018)	6.2945	6.2859	6.2655	6.3045

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Mr. Keyan Yan, our Chairman and Chief Executive Officer, Ms. Lixia Tu, our Director and Chief Financial Officer and Mr. Themis Kalapotharakos, our director. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from and severely disrupt the Company business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 40 in year 2017. In the future, we intend to invest more resources to improve brand recognition, starting from 2015 we had new channel of sales wholesaling to some online shops or multi brand shops, the profitability of these part sales are lower than franchised stores or corporate stores. For the future’s new channel of sales, we cannot guarantee an increase in new sales or improved profitability of it.

We have our factory located in Taihu City in Anhui Province, China, consisting of an aggregate of 110,457 square meters of land. Currently the facility there has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces original equipment manufacturer (OEM) products for famous sportswear producers and some overseas orders. The construction commenced in 2011 and is to take place in four phases: Phase 1 consists of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Phase 3 construction of the adjacent facility on the third parcel of land has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Because the time for the government to resolve this matter is uncertain, we wrote off the land use right of the third parcel of land from account balance, according to the international framework reporting standard. Phase 4 includes building production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities on the third parcel of land. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We could also indefinitely lose opportunities to expand our sales due to any further delay of our construction.

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

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. For the fiscal years ended December 31, 2017 and 2016, we paid approximately $946,882 and $40,037, respectively, for capital expenditures, which include expenses related to our second and third phase construction of production facility, purchasing and upgrading production equipment, install fire-fighting equipment, upgrading of our point-of-sale and enterprise resource.

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million, our net sales decreased by 32.8% to $41.2 million in 2016 and net sales further decreased 42% to $23.8 million in 2017. The decrease in sales in 2015, 2016 and 2017 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as recent years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

Our distributors place advance purchase orders twice a year. From 2015 to 2017, we typically expect and receive payment within 30-180 days of product delivery. In addition, we had about 66.8% of accounts receivables are within a 180 days credit term. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31, 2016 and 2017, distributors accounted for approximately 67% and 66.5% of our total sales, respectively, and our top five distributors accounted for approximately 24.5% and 23.8% of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

The production of our brand name products are 100% outsourced to PRC-based third party OEM contract manufacturers. In the years ended December 31, 2017 and 2016 we had 5 and 6 contract manufacturers, respectively. Purchases from our top five OEM contract manufacturers accounted for approximately 88.6% and 98% of our total purchases for the years ended December 31, 2017 and 2016, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. If an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010 the RMB has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB 6.53 per U.S. dollar as of December 31, 2017. It is difficult to predict how RMB exchange rates may change going forward.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision.  In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

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

Delisting from NASDAQ may cause our shares of common stock to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our common stock is currently higher than $1.00 per share. However, because the daily trading volume in our common stock is very low, significant price movement can be caused by the trading in a relatively small number of shares. Therefore, were we to be delisted from NASDAQ, our common stock may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

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

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors our board deems relevant.

Certain of our shareholders hold a significant percentage of our outstanding voting securities.

Mr. Keyan Yan, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 48.05% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

Our outstanding warrants may adversely affect the market price of our shares of common stock. [to be updated]

There are currently 393,836 warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at a price of $172.5. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Republic of the Marshall Islands in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Future sales or perceived sales of our shares of common stock could depress our stock price.

As of the date of this report, we have 2,271,299 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

On February 3, 2017, a special shareholder meeting was held at the Company’s headquarters in China and at the meeting, our shareholders approved a proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of common stock at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number. On February 3, 2017, after the special shareholder meeting, our Board of Directors approved a one-for-fifteen reverse stock split of the Company’s issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

On July 10, 2017, we granted an aggregate of 215,000 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their services in 2017.

On February 10, 2018, we granted an aggregate of 285,000 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their services in 2018.

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

KBS Fashion Group Limited
(Marshall Islands)
100%
Hongri International Holdings Limited
(BVI)
100%
100%
100%
Roller Rome Limited
(BVI)
Vast Billion Investment Limited
(Hong Kong)
France Cock (China) Limited
(Hong Kong)
100%
Hongri (Fujian) Sports Goods Co., Ltd.
(PRC)
100%
Anhui Kai Xin Apparel Co. Ltd.
(PRC)

Principal Capital Expenditures and Divestitures

For the years ended December 31, 2017 and 2016, our total capital expenditures and divestitures were $946,882 and $40,037, respectively. Such expenditures were primarily used construction of production facility and purchasing fire protection facility.

B.	Business Overview

We are a leading casual menswear company in China with a demonstrated track record of designing, marketing, and selling our own line of fashion menswear. Our products include men’s apparel, footwear and accessories, primarily targeting urban males between the ages of 20 and 40 in the Tier II and Tier III cities in China. Tier II cities generally refer to major cities located in each province of China other than the capital city of such province. Tier III cities generally refer to county-level cities in China. Tier III cities that we focus on are the national top 100 county cities identified by the State Statistics Bureau of China each year. These cities are characterized by higher GDP, higher disposable income, better education and better infrastructure as compared with other county-level cities.

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 3329 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2017, this network was comprised of 1 corporate store owned and operated by the company and 40 franchised stores operated by 16 third party distributors or their sub-distributors. The number of stores has grown from 1 corporate store and 7 franchised stores as of December 31, 2006. In the years ended December 31, 2017, 2016 and 2015, sales through our corporate stores accounted for 29.4%, 13% and 29.5% of our total revenues respectively, and sales through distributors and whole sellers accounted for 66.5%, 78% and 66.5% of our revenues, respectively. Total revenue from corporate stores sales for fiscal year 2017 was $7.0 million, compared to $5.53 million for 2016 and $18.09 million for 2015.

From 2009 through 2017, total net sales decreased from $28.1 million to $23.8 million while the net profit decreased from $9.0 million to a net loss of $14.8 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the national census in 2010, the population in China between 15-59 years-old was 940 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 22 employees as of April 10, 2018. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 793 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2017, we had 1 KBS branded corporate stores and 40 franchised stores across 12 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2017, we had 14 distributors operating 40 franchised stores. All of our distributors have been working with us from 1 to 10 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 26 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to expand our online business and purchase one or more online sales platforms or online stores. Together with the change in consumer trends, online sales is now the most important sales channel in Chinese market and is becoming increasingly important globally. Sales from our stores and distributors have been steadily decreasing, and we are now in the process of identifying the best possible ways to establish and expand our online business. We already signed a cooperation agreement with Hanghzou Si Teng Internet Technology Co. Ltd (“Si Teng E-commerce”), under which we authorized Si Teng E-commerce to open, operate and maintain online stores through Amazon in the US and Alibaba Express in China to sell our products. Additionally we plan to research and purchase one or more online sales platforms and online stores. We believe that KBS will have better opportunities to expand by purchasing online sales platforms or online stores in year 2018, and the management of KBS will keep on exploring other areas and business models, such as the use of artificial intelligence for brand promotion, learning customer preferences, and identifying shopping trends. We consider that our policy to expand our outreach using new technologies will add significant shareholder value.

●	We plan to expand our OEM sales by attracting more reputable and long-term clients. We just signed a new contract with Hangzhou Zhi Yin Apparel Clothes Co. Ltd. (“Zhi Yin”) a major producer of children’s apparel in China. Under the contract we will act as a long term supplier of down jackets to Zhi Yin. It is estimated that, pursuant to the agreement, we will generate an additional RMB 25 million (approximately US$ 4 million) of revenue in fiscal year 2018. We are also expanding our OEM business and to get more clients, especially to focus on online providers, as they have expanded their market share over the past years quickly together with the change in Chinese consumer’s preferences and occupy a large market share. By the time when we start executing the orders, we expect that we can have continued and increasing business.

●	We plan to design our products through different channels. Starting from year 2015, the design of our products has been conducted through three channels. In addition to our in-house design team, we also outsource the design of our products to reputable third-party designers. Thirdly our original design manufacturers (ODMs) also directly sell their products to us. Through these channels, we are able to choose the designs that best match the KBS style. In 2017, we had recruited 4 highly qualified design staff and will continue to hire more design personnel in the future.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City, Anhui Province, China, consisting of total 110,557 square meters of land. Currently this facility has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers and fulfill some overseas orders. The construction of our facility commenced in 2011 and takes place in four phases: Phase 1 consists of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of property by the end of 2014. Although we have the designed capacity of 5 million pieces yearly, the facility currently may only produce 2 million pieces per year. Phase 3 construction has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Once the government settles with the local residents, the phase 3 and 4 can be continued. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “—Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 500 to 900 different styles of products each year and intend to increase the number of our product offerings in the future.

●	We plan to expand our international market and attract more orders from overseas. Starting from year 2016, we have been awarded international OEM orders for producing clothes with overseas brands. Such orders are usually large and continuous. Due to the completion of phase 2 construction of our Anhui factory, we have enough production capacity to take on large orders. The current utilization rate of the Anhui factory is still quite low and we expect to invest more in attracting more large orders from overseas.

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

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2017, the suggested retail prices of our products ranged from RMB 199 to RMB 1,499 (approximately $29.9 to $225) for our apparel products and RMB 15 to RMB 899 (approximately $2 to $135) for our accessory products. Since 2006, we have launched 3329 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2017, our design and product development team consisted of 22 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 26 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

Starting from year 2015, design of our products comes from three channels. In addition to designing products by our in-house staff, we outsource to certain reputable designers. From time to time, our ODMs also will directly sell their designed products to us.

In a typical year, we design and make around 1,000 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 700 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 12 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of December 31, 2017, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. The number of corporate stores grew significantly from 1 as of December 31, 2006, with the aggregate floor area increasing from approximately 60 square meters as of December 31, 2006 to 18 stores with the aggregate floor area of approximately 1,974 square meters as of December 31, 2014. As part of our corporate strategy, we closed 17 corporate stores in the last two years because of the low profitability of certain corporate stores. In the years ended December 31, 2017, 2016 and 2015, sales through our corporate stores accounted for 29.4%, 13% and 29.5% of our total revenues, respectively.

We directly own and operate our corporate store. This direct control enables us to have closer relationship with our ultimate customers and better understanding of market trends and consumer preferences. Required capital for opening of each store depends on the location and area of the designated store. On average, the renovation cost per store is around $67,000 and the first year of rent payment is around $140,000 including premium paid to the previous owner. Rental period varies from two to five years. The total capital required to open a new store is generally around $207,000 per store. Once negotiation of rent is concluded, it takes one to two months to open up a store. We usually open up stores right before a peak season, such as labor holiday in May, National holiday in October and Chinese New Year in January/February. On average, new stores break even after one to three months of operation.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2017, we had 14 franchised distributors who operated 40 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 8 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 75 square meters as of December 2017. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 3,075 square meters as of December 31, 2017. In the years ended December 31, 2017, 2016 and 2015, sales through our distributors accounted for 63.3%, 78% and 66.5% of our revenues, respectively.

During the fiscal year ended December 31, 2015, we had one customer exceeding 10% of our net sales, which accounted for 10.8% of our revenues. During each of the fiscal years ended December 31, 2016 and 2017, we had no customer exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 23.8%, 28.3% and 27.10% of our revenues in the years ended December 31, 2017, 2016 and 2015, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

●	Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

●	Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

●	Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

●	Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The discounted wholesale prices to distributors are classified into the following three categories: provincial distributor at a discount of 35% of retail price, district distributor is 30% of retail price and the wholesale distributor is 25% of retail price.

●	Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB800,000 (approximately $118,653) for each store.

●	Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million (approximately $74,158)to RMB1 million (approximately $148,317) as a deposit upon placing an order. Upon delivery of the orders, we will deduct amounts on deposit from the purchase price. For new and small district distributors, we normally require them to pay the balance before the delivery of its products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties or encouraging them to order more. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

●	Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

●	Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

●	Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

●	Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2017:

Location	As of December 31, 2017
Fujian	7
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	4
Inner Mongolia	1
Tianjin	3
Hebei	4
Heilongjiang	4
Sichuan	5
Total	40

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

Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. Our production facility was operating at full capacity between 2009 and 2012. In 2014, we produced about 0.39 million units at the operating capacity of 19.5%; while in 2015, we produced about 0.48 million units at the operating capacity of 24%. In 2016, we produced about 0.54 million units at the operating capacity of 27%.

Since 2011, we have been negotiating with the local government to acquire land use rights for our current facility consisting of 110,557 square meters. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in March 2012 and May 2012, respectively, and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. While we cannot guarantee when and whether the construction of the adjacent facility on the third parcel of land will be eventually completed, we believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2017, we had 3 ODM contract manufacturers and 3 OEM contract manufacturers. In the years ended December 31, 2016 and 2015, we had 6 and 8 OEM contract manufacturers, respectively. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $10.94 million, $26.1 million and $27.9 million for years ended December 31, 2017, 2016 and 2015, respectively, accounting for approximately 31%, 66.8% and 92.0% of our total cost of sales in the respective periods.

As of December 31, 2017, our principal ODM and OEM contract suppliers included the following:

No.
1	Shishi Hua Lai Shi Clothing Co. Ltd
2	Bai Tian Ni(Fujian) Clothing fabric Co. Ltd
3	Shishi Rongpeng Clothing Co.Ltd
4	Shishi Wuyi textile trading Co.Ltd
5	Shishi Zhongwen textile trading Co.Ltd

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

In the years ended December 31, 2017, 2016 and 2015 our total advertising and promotional expenses amounted to approximately $1.59 million, $1.55 million and $1.70 million, respectively, which accounted for approximately 7.5%, 3.8% and 2.8% of our revenues in the respective periods.

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

We are currently subject to PRC corporate income and other taxes at the level of our PRC operating subsidiaries, to a 5% dividend withholding tax on profits distributed from our PRC operating subsidiaries to their HK holding company, and, if the Company is subject to US taxation, to US taxes on amounts received in distribution from its subsidiary(ies). There is no income tax in Hong Kong, the BVI or the Marshall Islands on amounts distributed up through the entities from the PRC, or any dividend withholding tax in HK, the BVI or the Marshall Islands. The combined entities’ obligation to pay dividends to the shareholders of the Company is calculated on an after-tax basis, and therefore is net of the taxes.

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

We did not incur material costs in environmental compliance in fiscal years 2017, 2016 and 2015. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

Our company has established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2017, this network was comprised of 1 corporate store owned and operated by us and 40 franchised stores operated by 14 third-party distributors or their sub-distributors.

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

Our production facility consists of total 110,557 square meters of land. We obtained a portion of such land use rights for two parcels of land of 7,405 square meters and 2,440 square meters in May 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We cannot guarantee when and whether the construction of the adjacent facility on the third parcel of land will be eventually completed. If the construction of the new production facilities is completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year.

In 2016, we closed 1 corporate store and as of December 31, 2017, we leased the premises for our sole remaining corporate store. We have undertaken various measures to verify the lessons’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. Before we ever rent some stores are located in rural areas where land use rights are held collectively by villages, where records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believes the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company. We paid a total of RMB3,010,667, RMB 720,000, and RMB 720,000, as rental fees for the existing corporate stores during the fiscal years 2015, 2016 and 2017, respectively. The total area of these 18 corporate stores is 1972 square meters. The sales of each store and its location are shown below:

Area	Sales in fiscal year 2015(USD)	Sales in fiscal year 2016(USD)	Sales in fiscal year 2017(USD)
Company Shishi factory	1,527,019	1,240,354.74	772,299
Jinjiang Hankou	751,067
Shishizhixiang	759,464
ShishiYongning	635,127
ShishiJinshang	288,100
JinjiangLonghu	513,974
Nanan	165,351
Wukeng	201,032
Yinglin	253,078
Gouxi	322,989
Xiamen Wanda shop	714,777
XingjiangDongshi	568,377
Zhangzhou Wanda	451,091
Fuzhou Shimao	139,948
Putian Wanda Shop	479,082
Quanzhou Dayang	558,718	470,280.90
Quanzhou Wanda	244,218
Ningde Wanda	262,319
Total:	8,835,732	1,710,635.64	772,299

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2016, the suggested retail prices of KBS’s products ranged from RMB 199 to RMB 1,499 for its apparel products and RMB 15 to RMB 899 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched 2,536 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2017, this network was comprised of 1 corporate store owned and operated by us and 40 franchised stores operated by 14 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. Because of the recent softening of economic growing in China and fierce competition from our competitors, online store sales of franchised stores and corporate stores went down in 2015 as compared with the previous year. In 2016 and 2017, the distributors closed 14 and 15 franchised stores, respectively, and we closed 1 corporate store in year 2016. We intend to generate more revenues from OEM and online sales directly to customers in 2018.

KBS also acts as an original design manufacturer, or OEM, upon request. Income from such services accounted for 7.3%, 9% and 4.0% of revenue for the years ended December 31, 2017, 2016 and 2015, respectively.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes OEM orders from other sportswear companies, like Xtep. Our production facility in Taihu, Anhui Province includes three parcels of land with a total area of 110,557 square meters. We have obtained land use rights for two parcels of land with an area of 9,845 square meters in 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. While we cannot guarantee when and whether the construction of the adjacent facility on the third parcel of land will be eventually completed, we believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once the government settles with the local residents, the phase 3 and 4 can be continued. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM and OEM manufacturers in China.

A.	Principal Factors Affecting Financial Performance

KBS’s operating results are primarily affected by the following factors:

●	Growth of Chinas menswear industry. With approximately one-fifth of the worlds population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the mens apparel market in China in recent years. China is currently one of the worlds largest mens apparel markets and it is larger than the U.S. market based on retail sales of mens apparel products in 2011. As a leading provider of casual menswear in China, KBS believes they are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

●	Brand recognition. KBS derives all of KBSs revenues from sales of the KBS branded products in China, and KBSs success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of KBSs brand may affect the selling prices and market demand for KBSs products, the profit margin of KBS can achieve, and KBSs ability to grow.

●	Ratio of franchised stores to corporate stores in KBSs sales network. The ratio of franchised stores to corporate stores in terms of floor area in KBSs sales network affects KBSs results of operations in a given period. The franchised stores operated by KBSs distributors have been and will continue to be the main contributor to KBSs revenue for the foreseeable future. Under the distribution business model, KBS sells directly to KBSs distributors and recognize revenues upon delivery of KBSs products to them. Such distribution network has enabled KBS to accelerate sales growth at a much lower cost than opening direct stores and has limited KBSs inventory and sales risks. Corporate stores operated by us, despite incurring more significant capital expenditures as compared with franchised stores, allow KBS more control over our brand and the consumers shopping experience, which are important factors for the overall success of KBSs business. In addition, KBSs corporate store sales generally have a higher gross profit margin than sales to distributors because KBS is able to sell the products at retail prices directly to the end-consumers and because KBS recognizes expenses relating to KBSs corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in KBSs sales network will affect KBSs gross profit margin.

●	Product offering and pricing. KBSs success depends on KBSs ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of KBSs products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. KBSs new products may not receive consumer acceptance as consumer preferences could shift rapidly, and KBSs future success depends in part on KBSs ability to anticipate and respond to these changes.

●	Fluctuations in raw material supply and prices. The per unit cost of producing KBSs products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact KBSs gross margins if KBS is not able to offset such price increases through increases in KBSs selling price or changes in product offerings and mix.

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

Comparison of Fiscal Years Ended December 31, 2017, 2016 and 2015

The following table sets forth key components of our results of operations, for the years ended December 31, 2017, 2016 and 2015, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales

Revenue	23,762,536		41,200,205		61,343,681
Cost of sales	-35,274,352	-148%	-39,041,932	-95%	-46,511,274	-113%
Gross profit	-11,511,816	-48%	2,158,272	5%	14,832,407	36%
Operating expenses
Distribution and selling expenses	-3,265,380	-14%	-3,606,010	-9%	-6,621,256	-16%
Administrative expenses	-4,879,397	-21%	-3,543,993	-9%	-2,661,584	-6%
Total operating expenses	-8,144,776	-34%	-7,150,003	-17%	-9,282,840	-23%
Other income	461,564	2%	555,051	1%	305,645	1%
Other gains and losses	-122,244	-1%	-11,123,767	-27%	-3,877,832	-9%
Profit from operations	-19,317,272	-81%	-15,560,447	-38%	1,977,380	5%
Finance costs	-96,385	0%	-71,783	0%	0	0%
Change in fair value of warrant liabilities	0	0%	3,409	0%	11,978	0%
Profit before tax	-19,413,657	-82%	-15,628,821	-38%	1,989,358	5%
Income tax	4,598,061	19%	3,726,133	9%	-605,688	-1%
Profit for the year	-14,815,596	-62%	-11,902,688	-29%	1,383,669	3%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment for the respective periods is as follows:

By business	Distribution network			Corporate stores			OEM			Consolidated
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Sales to external customers	15,034,800	32,127,083	40,815,528	6,983,592	5,529,985	18,091,585	1,744,144	3,543,137	2,436,568	23,762,536	41,200,205	61,343,681
Segment	15,034,800	32,127,083	40,654,657	6,983,592	5,529,985	16,134,537	1,744,144	3,543,137	2,043,287	23,762,536	41,200,205	61,343,681
% of Sales	63%	78%	69%	29%	13%	26%	7%	9%	3%	100%	100%	100%
Segments gross margins	2,277,858	6,623,617	9,668,518	-14,291,680	-5,727,349	4,239,168	502,007	1,262,005	924,722	-11,511,816	2,158,273	14,832,407
Gross margin rate	15%	21%	30%	-205%	-104%	26%	29%	36%	35%	-48%	5%	24%

Segment sales

For the year ended December 31, 2017, total revenue decreased by 32% from $41.2 million in 2016 to $23.8 million. Our total revenue of 2016 decreased by 33% from $61.3 million to $41.3 million for the year ended December 31, 2015. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —there was a decrease of revenue from the Company’s distributor network in year 2017 by 53% from $32.1 million in year 2016 primarily due to a decrease in sales volume. Revenue from the Company’s distributor network in year 2016 decreased by 21% from $40.1 million in year 2015 primarily due to a decrease in sales volume and average unit selling price. The distributor segment accounted for 63% of the total revenue in 2017, compared to 78% and 67% during years 2016 and 2015, respectively.

In year 2017, gross profit margin for the company’s distributor network decreased to 15% from 21% for year 2017, the gross profit for year 2017 decreased due to the company adjusted to same selling price to area and province, and the sales went down in year 2017 because we suspended sales of new products to some distributors which failed to pay off debts to us due to overstock during previous periods. We also terminated some cooperation with some distributors due to their failure to pay off debts owed to us. .

In year 2016, gross profit margin for the Company’s distributor network decreased to 21% from 24% for year 2015. The gross profit of year 2016 decreased due to the increasing cost on improving quality of clothes which sold to our distributors at same prices to help them improve their sales. Some distributors’ sales went down in year 2016 because they overbought stock at the end of year 2014 and 2015. As they did not sell the stock well in 2016 and were unable to repay all debts to us, we suspended sales of new products to them until they repaid the outstanding debts owed to the company. Gross profit margin for the Company’s distributor network decreased to 24% in 2015 from 30% of year 2014. The gross profit decreased due to the reduction of unit price in year 2015. We had some new wholesale customers to whom we sold our products at lower selling prices in order to help our distributors and wholesalers improve their sales. Revenue from old distributors decreased in year 2015 which was offset by the increase in sales from the new wholesale distributors.

The Company’s distributor network currently consists of 14 distributors in 12 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2017, distributors operated a total of 40 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate store sales for fiscal year 2017 was $6.98 million, compared to $5.53 million for year 2016. In 2017 sales from corporate stores increased as compared to 2016 due to an increase in sales volume, which in turn was mainly attributable to the increase in promotion sales on repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

Total revenue from corporate stores sales for fiscal year 2016 was $5.53 million, compared to $18.09 million year 2015. In 2016 sales from corporate stores decreased as compared to 2015 due to a decrease in sales volume and average unit selling price. The decrease in the sales volume was mainly attributable to the decrease in the number of our corporate stores. Total revenue from corporate stores sales for fiscal year 2015 was $18.09 million, compared to $16.13 million year 2014. In 2015 sales from corporate stores increased as compared to 2014 because of the increased promotion sales to improve the brand recognition. As of December 31, 2017, the Company operated 1 corporate store which located in Fujian. Total revenue from corporate store sales of 2017 increased as compared to 2016 because of the promotion sales of repurchased inventory.

The corporate stores segment contributed 29% of total revenue in 2017, compared to 13% of 2016 and 29% in year 2015. Gross profit margin for the Company’s corporate stores was -205% in 2017, compared to -104% in 2016 and 23% in 2015. The margin compression from 2015 to 2017 is primarily due to (1) in 2015 we closed 16 and 1 corporate stores in 2016 and sold their inventory at a lower price; (2) we reduced the sale price of our goods in corporate stores to stimulate sales;(3) the decrease was attributable to loss from sales of repurchased inventory from certain distributors which sold at big discounted price in year 2017.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by our Company. Revenue from the OEM segment decreased by $1.79 million to $1.74 million for year ended December 31 2017, compared to $3.53 million for year ended December 31, 2016. Gross profit margin decreased to 29% from 36% of year 2016. Revenue from the OEM segment increased by $1.1 million to $3.5 million for year ended December 31 2016, compared to $2.44 million for year ended December 31, 2015. Gross profit margin decreased to 36% from 38% of year 2015. Our revenues from sales of OEM represented 9%, 9% and 4%, respectively of our total revenues for years ended December 31, 2017, 2016 and 2015.

Cost of sales and gross profit rate

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Our cost of sales decreased from $39 million in year 2016 to $35 million in year 2017. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by $7 million. The decrease in purchases was mainly due to a challenging retail environment and close of some stores.

Our cost of sales decreased from $46 million in year 2015 to $39 million in year 2016. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by $7 million. The decrease in purchases was mainly due to the slowdown of China’s economic growth and a challenging retail environment.

The gross profit rate decreased from 5% in year 2016 to -48% in year 2017 due to 1) a decrease in the number of our franchised stores from 55 as of December 31, 2016 to 40 as of December 31, 2017; 2)  in order to make more fair and friendly business environment for our all distributors, we adjusted our price policy to have same price to our district distributors and province distributors in 2017, the price sell to the district distributor is lower than before. 3) a slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired excess inventory of RMB 141.42 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 98.52 million. Although we are not contractually obligated to buy back the excessive inventory from any our distributors, in order to keep long-term relationships with our distributors and support their continued operation, we decided to do same in 2017 to buy back some excessive inventory from certain distributors and we may implement similar plans in the following years.

Our cost of sales decreased from $46 million in year 2015 to $39 million in year 2016. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by $7 million. The decrease in purchases was mainly due to the slowdown of China’s economic growth and a challenging retail environment.

The gross profit rate decreased from 24% in year 2015 to 5% in year 2016 due to 1) a decrease in the number of our franchised stores from 69 as of December 31, 2015 to 55 as of December 31, 2016; 2) the slowdown of China’s economic growth; 3) a slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired excess inventory of RMB 68.36 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 43.05 million. Although we are not contractually obligated to buy back the excessive inventory from any our distributors, in order to keep long-term relationships with our distributors and support their continued operation, we decided to buy back some excessive inventory from certain distributors and we may implement similar plans in the following years.

Administrative expenses

Administrative expenses increased by $1.34 million or 37% to $4.88 million for year 2017 from $3.54 million for 2016. The increase was mainly due to the increase in design staff expenses and the increase attributable to the company’s share-based compensation paid to the directors of the company.

Administrative expenses increased by $0.88 million or 33% to $3.54 million for year 2016 from $2.67 million for 2015. The increase was mainly due to the new depreciation expense of Anhui office building which started operations in 2016. In addition, the increase was attributable to our share-based compensation paid to the directors and officers of the company, increased non-recurring legal and professional fees and allowance on bad debts based on an estimated amount.

Distribution and selling expenses

The selling and distribution expenses decreased by $0.34 million or 9.45% to $3.2 million for the year ended December 31, 2017 from $ 3.6 million in 2016, primarily due to the decrease of promotion related expenses including shopping mall rental expenses and staff bonus.

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

The advertisement expenses of 2017, 2016 and 2015 are relatively even and selling expenses accounted for 7.5%, 9% and 11% for 2017, 2016 and 2015, respectively.

Other gains and losses

Other gains and losses decreased by $11 million, or 98.9%, to $0.12 million for the year ended December 31, 2017 from -$11.1 million for year 2016. The decrease was mainly due to the fact that there was no additional provision on bad debts from three clients as in 2016.

Other gains and losses decreased by $7.2 million, or 187%, to -$11.1 million for the year ended December 31, 2016 from -$3.9 million for year 2015. The decrease was mainly due to the impairment on prepayment of land purchase in Anhui, prepayment of construction on such land and additional provision on bad debts from three clients.

Change in fair value of warrant liabilities

We currently have 393,836 warrants outstanding. The fair value of outstanding warrants decreased to zero as of December 31, 2017 from zero as of December 31, 2016 and $3,409 as of December 31, 2015. Change in fair value of warrant liability decreased to zero for the year ended December 31, 2017, from $3,409 and $11,920 for years ended December 31, 2016 and 2015, respectively.

Profit for the year

We had a loss of $14.81 million in 2017 as compared to a loss of $11.9 million for 2016, representing a decrease of $2.91 million or -25%. Net margin was -62% for the year ended December 31, 2017, compared to -29% for the year ended December 31, 2016.

Profit for the year was -$ 11.9 million in 2016 as compared to $1.38 million for 2015, representing a decrease of $13.3 million or -960%.Net margin was -29% for the year ended December 31, 2016, compared to 2% for the year ended December 31, 2015.

Profit for the year decreased from 2016 to 2017 mainly due to the following reasons: (1) the administrative expenses increased to a large portion of total revenue; and (2) slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired an excess inventory of RMB 141.42 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 98.52 million.

Profit for the year decreased from 2015 to 2016 mainly due to the following reasons: (1) the full impairment of prepayment on the land use right of the third parcel of land of our Taihu facility and prepayment to the construction on such land; (2)the administrative expenses increased to a large portion of total revenue; and (3) a slowdown in demand in menswear resulted from competition from online sales and other international brand, which led to an oversupply in recent years and our distributors faced difficulties in selling their products and paying back the balance owed to the company. We reacquired an excess inventory of RMB 68.36 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 43.05 million.

B.	Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of approximately $26.05 million. Our cash and cash equivalents consist of cash on hand and cash in the banks. We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow

(all amounts in U.S. dollars)

	Fiscal Year Ended 31-Dec
	2017	2016	2015
Net cash provided (used in) by operating activities	$1,922,252	$3,194,287	$2,234,623
Net cash provided by (used in) investing activities	-865,365	45,445	-927,876
Net cash provided by (used in) financing activities	-1,095,910	1,679,509	330,099
Net increase (decrease) in cash and cash equivalents	-39,024	4,919,241	1,636,856
Effects of exchange rate change in cash	1,513,138	-1,556,980	-1,027,358
Cash and cash equivalents at beginning of the period	24,576,341	21,214,080	20,604,582
Cash and cash equivalent at end of the period	$26,050,456	$24,576,341	$21,214,080

Operating Activities

The net cash provided by operating activities consists of profit before tax, as adjusted by finance costs, change in fair value of warrant liabilities, interest income, shared based compensation, bad debt allowance, depreciation of property, plant and equipment, amortization of prepaid lease payment and trademark, amortization of subsidies prepaid to distributors, amortization of prepayment and premiums under operating leases, provision(Reversal) of inventory obsolescence, provision of impairment loss in prepayments, loss(gain) on disposal of property, plant and equipment, deferred income tax, which include trade and other receivables, prepayment and deferred expenses, inventory, trade and other payables.

Net cash provided by operating activities in fiscal year 2017 was $1.9 million, compared with $3.2 million in the year ended December 31, 2016. The change is mainly due to the decrease in the amount of collection of account receivable.

Net cash provided by operating activities in fiscal year 2016 was $3.2 million, compared with $2.2 million in the year ended December 31, 2015. The change is mainly due to the increase in the amount of collection of account receivable.

Investing Activities

Net cash provided by investing activities in fiscal year 2017 was -$865,365, compared with $45,445 net cash provided by investing activities in 2016. The net cash used in investing activities in 2017 was to purchase fire protection facilities.

Net cash provided by investing activities in fiscal year 2016 was $45,445, compared with $0.9 million net cash used in investing activities in 2015. The net cash provided by investing activities in 2016 was receipt of interest income.

Financing Activities

Net cash used in financing activities in fiscal year 2017 was $1.1 million, compared with $1.68 million net cash provided by financing activities. It mainly consisted of repayment to related parties in 2017.

Net cash provided by financing activities in fiscal year 2016 was $1.68 million, compared with $0.3 million net cash provided by financing activities in 2015. It mainly consisted of new bank loans in an amount of $1.58 million in 2016.

Loans, Other Commitments, Contingencies

As of December 31, 2017, we had bank loans in an amount of $1,606,930. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

C.	Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products create new products and avoid product obsolescence. For the years ended December 31, 2017, 2016 and 2015, our researched and development expenses amounted to $1.38 million, $0.67 million and $0.69 million, respectively, accounting for approximately 5.8%, 1.6% and 1.1%, of our total revenue, respectively. These expenses consist primarily of outsourced design service fee and salary expenses of research and design department.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2017.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Construction Obligations	$67,315,108
Operating Lease Obligations	$101,660	231,138	2,337,061
Purchase of finished goods and material
Total	$67,416,768	231,138	2,337,061

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the on time budget on every phase. The majority of funds for construction expenses will come from the cash balance on the account as at December 31, 2017 and the new profit of following year.

Anhui Land Use Right Acquisition Contract

On September 2, 2010, Hongri PRC entered into an agreement with a third party to acquire a land use right in relation to the development of factories in Taihu City, Anhui Province, at a total consideration of RMB 43 million (approximately $6.3 million).Full consideration was paid in September 2010. There are three parts of the land. The Company has obtained land use rights certificates for the first parcel of land with 7,405 square meters on March 19, 2012, and the second parcel of land with 2,440 square meters on May 26, 2012. The Company is currently in the process of obtaining the land use right certificate for the third parcel of the land with 100,712 square meters.

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

Sales of goods-wholesale. Revenues are recognized upon delivery of products to distributors, and when there is no unfulfilled obligation that could affect acceptance of products by distributors. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors. Delivery costs incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Provisions for estimated sales return were estimated at nil 2015, 2016 and 2017. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 120 to 150 days in 2017.

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative in 2016 and 2017 to buyback certain excessive inventory from certain distributors so that the relationship with authorized retailers and distributors can be developed in a healthier long-term manner.

Sales of goods-retail. We had 2 corporate shops during the year 2016 and had 1 corporate stores as of December 31, 2017. Revenues generated from these corporate shops are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers, who bear all related program costs.

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

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our current directors and executive officers, their ages and positions are as follows:

NAME	AGE	POSITION

Keyan Yan	46	Chairman, Director, President and Chief Executive Officer

Themis Kalapotharakos	43	Director

Lixia Tu	36	Chief Financial Officer, Secretary and Director

John Sano	48	Independent Director

Matthew C. Los	53	Independent Director

Zhongmin Zhang	75	Independent Director

Yuet Mei Chan	37	Independent Director

Mr. Keyan Yan. Mr. Yan has been the Chairman of our board of directors since the closing of the Share Exchange on August 1, 2014. Mr. Yan has over 16 years of senior management experience. He served as Chairman and Chief Executive Officer of KBS International between March 2011 and August 2014. From 1994 to present, Mr. Yan has served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi, China from 1989-1994. Mr. Yan obtained a certificate of corporate management from Xiamen University in 1992.

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

Mr. Themis Kalapotharakos. Mr. Kalapotharakos became our director on June 15, 2015. Mr. Kalapotharakos has acquired a range of expertise of a wide spectrum of business activities. He has extensive high-level experience at the Shipping, Trading and Finance industries where he has founded, developed and operated various businesses starting from the ground up. His roles involved regular communication and coordination with investors, financial institutions, capital market authorities, custodian and administrative banks, auditors and legal counsel. He holds a Bachelor’s degree from Cardiff University and an MSc Degree from Cass Business School in the UK.

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

Mr. Zhongmin Zhang. Mr. Zhang became our director on July 10, 2017. He has over 45 years of extensive experience in many facets of textile business, including in production, marketing, and management. Currently, Mr. Zhang is the president of Zhengzhou Guangda Textile Printing & Dyeing Co., Ltd. which has an annual production of 216 million meters of various textile products, with a value of RMB 800 million. Holding a title of Senior Engineer, Mr. Zhang graduated from Harbin Institute of Technology in 1965. He also has certificates in finance management and civil law.

Ms. Yuet Mei Chan. Ms. Chan became our director on July 10, 2017. She has over 15 years of experience in the banking industry. She held several senior positions in a prestigious bank in Hong Kong from 2001-2016. She is currently a financial consultant at AIA and specializes in analyzing financial situations and market trends. Ms. Chan holds a diploma in Computing and Business Studies from Hong Kong St. Perth College.

No family relationship exists between any of the persons named above.

B.	Compensation

In 2017, we paid an aggregate of approximately $318,728 in cash as compensation to our directors and senior management as a group, and some of our directors and executive officers also received compensation in the form of annual salaries and bonuses. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

On July 10, 2017, we granted an aggregate of 215,000 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their services in 2017. All the shares vested immediately upon granting. On February 10, 2018, we granted an additional 285,000 restricted shares of common stock to our executive officers and directors as compensations for their services in 2018.

Employment Agreements

Please refer to Item 10 “Additional Information—C. Material Contracts.”

C.	Board Practices

Our board of directors currently consists of seven members, Keyan Yan, Lixia Tu, John Sano, Themis Kalapotharakos, Matthew C. Los, Yuet Mei Chan and Zhongmin Zhang.

The Board has established the Audit Committee, which is comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members: Yuet Mei Chan, John Sano and Matthew C. Los. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Matthew C. Los serves as Chair of the Audit Committee.

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

As of December 31, 2017, we employed 192 full-time employees, of which 127 employees at our production facility in Anhui Province, China, are contracted with through a labor agency. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees of 2017
Management and Administration	27
Marketing, Sales and Distribution	17
Design and Product Development	22
Production	98
Procurement, Warehousing and Logistics	19
Quality and Assurance	9
TOTAL	192

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 27, 2018 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	1,094,320	48.16%
Lixia Tu	Chief Financial Officer and Director	Common Stock	100,000	4.40%
Themis Kalapotharakos	Director	Common Stock	35,000	1.54%
John Sano	Director	Common Stock	5,000	*
Matthew C. Los	Director	Common Stock	35,000	1.54%
Zhongmin Zhang	Director	Common Stock	5,000	*
Yuet Mei Chan	Director	Common Stock	5,000	*

All officers and directors as a group (7 persons named above)			1,279,321	56.32%
5% Security Holders
Keyan Yan (3)		Common Stock	1,094,320	48.16%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of April 27, 2018, a total of 2,271,299 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Including 844,320 shares owned by Mr. Chan Sun Keung. On March 9, 2011, Keyan Yan entered into an option agreement with Mr. Chan Sun Keung, which was amended on August 1, 2014. Pursuant to the option agreement, as amended, upon his request, Mr. Yan has the option to acquire all of the shares of common stock of the Company that Chan Sun Keung acquired at any time.

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

From time to time, KBS and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2017 and 2016, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31, 2017 and 2016, the balance of these amounts we borrowed from Mr. Yan was $154,137 and $1,125,912, the balance of amounts we borrowed from Chen Bizhen, Mr. Yan’s wife, was $0 and $24,416, respectively.

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

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a Marshall Islands company, we may only declare and pay dividends except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in our Articles of Incorporation. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

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

On February 3, 2017, a special shareholder meeting was held at the Company’s headquarters in China and at the meeting, our shareholders approved a proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of common stock at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number. On February 3, 2017, after the special shareholder meeting, our Board of Directors approved a one-for-fifteen reverse stock split of the Company’s issued and outstanding common stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of common stock rounded up to the next whole number. Our common stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

The following table provides the high and low reported market prices of our securities as reported by Nasdaq Stock Market for the periods indicated. Prices of common stock have been adjusted to reflect the one-for-fifteen reverse stock split effected in February 2017.

	Units				Common Stocks		Warrants
	High		Low		High	Low	High		Low
Annual Highs and Lows
2013		$10.38		$10.00	$164.70	$135.00		$7.50		$0.20
2014		10.74		5.50	156.00	63.75		5.25		0.11
2015		4.25		2.11	206.40	31.80		2.85		0.02
2016		4.20		4.20	35.10	2.40		0.03		0.00
2017		N/A		N/A	18.00	1.41		N/A		N/A

Fiscal Quarterly Highs and Lows 2015
First Quarter		$5.50		$5.50	$83.10	$42.45		$2.70		$0.14
Second Quarter		4.25		3.00	206.40	47.25		0.17		0.25
Third Quarter		4.25		2.11	97.50	45.30		0.07		0.02
Fourth Quarter		4.20		2.11	89.40	31.80		0.19		0.03

Fiscal Quarterly Highs and Lows 2016
First Quarter		$4.20		$4.20	$35.10	$4.05		$0.03		$0.00
Second Quarter		N/A		N/A	9.75	2.40		N/A		N/A
Third Quarter		N/A		N/A	9.30	4.20		N/A		N/A
Fourth Quarter		N/A		N/A	6.75	4.20		N/A		N/A

Fiscal Quarterly Highs and Lows 2017

First Quarter	$	N/A	$	N/A	$18.00	$2.70	$	N/A	$	N/A
Second Quarter		N/A		N/A	6.49	2.28		N/A		N/A
Third Quarter		N/A		N/A	3.45	1.41		N/A		N/A
Fourth Quarter		N/A		N/A	15.00	2.10		N/A		N/A

Fiscal Quarterly Highs and Lows 2018

First Quarter	$	N/A	$	N/A	$11.70	$3.53	$	N/A	$	N/A

Monthly Highs and Lows
Oct-17		N/A		N/A	3.03	2.10		N/A		N/A
Nov-17		N/A		N/A	15.00	2.03		N/A		N/A
Dec-17		N/A		N/A	9.00	7.07		N/A		N/A
Jan-18		N/A		N/A	6.24	3.06		N/A		N/A
Feb-18		N/A		N/A	6.33	4.59		N/A		N/A
Mar-18		N/A		N/A	11.70	4.76		N/A		N/A
April 2018 (through April 27, 2018)		N/A		N/A	8.44	4.60		N/A		N/A

Approximate Number of Holders of Our Securities

On April 27, 2018, there was 1 holder of record of our Units, 401 shareholders of record of our common stock and 1 holders of record of our Warrants. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

A.	Plan of Distribution

Not applicable.

B.	Markets

See our disclosures above under “A. Offer and Listing Details.”

C.	Selling Shareholders

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of date of this report, there are 2,271,299 shares of common stock issued and outstanding. We have never issued any preferred stock.

●	As of date of this report, we have 717 IPO Units outstanding.

●	As of date of this report, we have 393,836 warrants outstanding (including 369,302 IPO Warrants and 24,534 Placement Warrants) and each warrant entitles the holder to purchase one share of common stock at a purchase price of $172.5.

B.	Memorandum and Articles of Association

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

Warrants

As of date of this report, we have 393,836 warrants outstanding, among which 369,302 warrants were issued to the public in our IPO (the “IPO Warrants”). Each of the IPO Warrants entitles the holder to purchase one share of common stock at a price of $172.5 expiring on July 31, 2019, provided that there is an effective registration statement covering the shares of common stock underlying the IPO Warrants.

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

In addition, Aqua Investments Corp., an entity controlled by certain founding shareholders of the Company, acquired 24,534warrants, each entitles the holder to purchase one share of common stock at a price of $172.50, expiring on July 31, 2019 (the “Placement Warrants”). The Placement Warrants are identical to the IPO Warrants except that the Placement Warrants (i) may be exercised for cash or on a cashless basis; (ii) will not be redeemable by the Company and (ii) may be exercised even if there is not an effective registration statement relating to the shares underlying the warrants, so long as they are held by the initial purchaser or any of its permitted transferees.

As of date of this report, we also have 717 IPO Units outstanding and publicly trading, each including one IPO Warrant and one share of our common stock.

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

Stockholders’ Derivative Actions

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

On April 23, 2018, the Company entered into an employment agreement with Keyan Yan, pursuant to which Mr. Yan agreed to act as the Chief Executive Officer of the Company. The employment agreement has an initial term of three years, which will be automatically extended by a year at the expiration of the initial term and at the expiration of every one-year extension, until terminated in accordance with the termination provisions of the agreement. His compensation will be determined by the Board and reviewed from time to time according to the Company’s policies. Mr. Yan is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

On April 23, 2018, the Company entered into an employment agreement with Lixia Tu, pursuant to which Ms. Tu agreed to act as the Chief Financial Officer of the Company. The employment agreement has an initial term of three years, which will be automatically extended by a year at the expiration of the initial term and at the expiration of every one-year extension, until terminated in accordance with the termination provisions of the agreement. Her compensation will be determined by the Board and reviewed from time to time according to the Company’s policies. Ms. Tu is eligible to participate in annual performance bonus plans as may be established by the Company from time to time as well as the Company’s equity incentive plan when and if such a plan is adopted by the Board.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On April 9, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

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

See also “Item 4.B. Information on the Company—Business Overview—Regulation—Dividend Distributions” and “Item 4.B. Information on the Company—Business Overview—Regulation—Circular 37.”

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

Passive Foreign Investment Company Rules.

In general, a foreign corporation will be a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such share. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeded 125% of the average of the annual distributions received on such shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances. U.S. Holders should also consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through ’‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.18 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2017. As of December 31, 2017, our accumulated other comprehensive income was $4.8 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2017, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Matthew C. Los (who serves as chairman), John Sano and Yuet Mei Chan. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Matthew C. Los is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B.	CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015 and is also available on our website at www.kbsfashion.com. During the fiscal year ended December 31, 2017, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2017	2016
Audit Fees*	$110,000	$110,000
Audit-Related Fees	-	-
Tax Fees	-	-
TOTAL	$110,000	$110,000

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

Prior to July 10, 2017, in lieu of an audit committee comprised of three independent directors, our audit committee was comprised of two independent members of our board of directors. On July 10, 2017, the board of directors appointed Ms. Yuet Mei Chan as an independent director and a member of the audit committee. As a result, we are in full compliance with the Nasdaq listing rules for the audit committee.

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

On the same date, in connection with the disengagement of BDO, upon the audit committee’s approval, the Company engaged WWC, P.C. (“WWC”) as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately. The disclosures required pursuant to this Item 16.F was included in the Company’s Report on Form 20-F filed with the SEC on May 2, 2016 as amended on May 16 and November 30, 2016, including Exhibit 15.1 thereto, which are hereby incorporated by reference into this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We were incorporated in the Republic of the Marshall Islands (“RMI”) and our corporate governance practices are governed by applicable RMI law, our articles of incorporation and bylaws. In addition, because our common stock is listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. The home country practices that we follow in lieu of NASDAQ’s corporate governance rules are as follows:

●	we currently do not have a nominating committee or a compensation committee;

●	we did not hold an annual shareholder meeting in fiscal 2017; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals; and

●	in lieu of obtaining shareholder approval prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, the board of directors approves such adoption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS~

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1

Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

1.3	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on February 3, 2017)

1.4	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.1	Specimen of Unit Certificate (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.3	Specimen of Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

Exhibit No.	Description

2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).

4.1	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).

4.2	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).

4.3	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)

4.4	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)

4.5	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.6	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

4.7	Employee Agreement with Keyan Yan, dated April 23, 2018.

4.8	Employee Agreement with Lixia Tu, dated April 23, 2018.

8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)

13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 30, 2018	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
KBS Fashion Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the year in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The Company incurred significant losses during the year ended December 31, 2017. The losses were related to the sale of products at discounted prices. Management has deployed a cash management strategy whereby non-performing assets have been liquidated so that the Company maintains its liquidity and solvency, and can redeploy cash for opportunities that are expected to generate future profit.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since April 25, 2016.

San Mateo, California

April 30, 2018

KBS Fashion Group Limited

Consolidated Statements of Comprehensive Income/ (Loss)

For the years ended December 31, 2017, 2016, 2015

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2017	2016	2015
Revenue	8	23,762,536	41,200,205	61,343,681
Cost of sales	9	(35,274,352)	(39,041,932)	(46,511,274)
Gross (loss)/profit		(11,511,816)	2,158,273	14,832,407

Other income	10	461,564	555,051	302,144
Other gains and (losses)	11	(122,243)	(11,123,767)	(3,877,832)
Distribution and selling expenses	12	(3,265,380)	(3,606,010)	(6,621,256)
Administrative expenses	13	(4,879,397)	(3,543,993)	(2,798,082)
(Loss)/profit from operations		(19,317,272)	(15,560,446)	1,837,381

Finance costs	14	(96,385)	(71,783)	-
Change in fair value of warrant liabilities	32	-	3,409	11,978

(Loss)/profit before tax		(19,413,657)	(15,628,820)	1,849,359

Income tax income/(expense)	15	4,598,061	3,726,133	(605,689)

(Loss)/profit for the year	16	(14,815,596)	(11,902,687)	1,243,670
Other comprehensive loss
-currency translation differences		4,810,715	(6,125,433)	(6,044,772)
Total comprehensive loss for the year		(10,004,881)	(18,028,120)	(4,801,102)

(Loss)/earnings per share of common stock attributable to the Company
-Basic	19	(7.96)	(6.80)	0.73
-Diluted	19	(7.96)	(6.80)	0.73
Weighted average shares outstanding:
-Basic	19	1,860,831	1,750,142	1,694,489
-Diluted	19	1,860,831	1,750,142	1,694,489

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Financial Position

As at December 31, 2017, and 2016

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2017	2016
Non-current assets
Property, plant and equipment-net	20	27,824,523	26,758,749
Prepayments and premiums under operating leases	21	2,568,199	2,491,647
Prepayment for construction of new plant	22	-	-
Prepayment for acquisition of land use right	23	-	-
Land use rights	24	648,652	624,894
Deferred tax assets	15	9,924,944	4,879,652
		40,966,318	34,754,942
Current assets
Inventories	25	1,806,212	2,450,866
Trade receivables	26	10,501,543	23,483,465
Other receivables and prepayments	26	1,901,268	5,364,120
Subsidies prepaid to distributors	27	-	389,996
Prepayments and premiums under operating leases	21	83,907	79,035
Cash and cash equivalents	28	26,050,456	24,576,341
		40,343,386	56,343,823
Total assets		81,309,704	91,098,765
Current liabilities
Short term bank loans	31	1,606,930	1,513,623
Trade and other payables	29	5,451,830	4,774,628
Related parties payables	30	154,137	1,150,129
Income tax payable		-	258,259
Deposits received		69,612	-
		7,282,509	7,696,639
Non-current liability
Warrant liabilities	32	-	-
		-	-
Total liabilities		7,282,509	7,696,639
Equity
Share capital	33	198	177
Share premium	33	6,686,169	6,056,240
Revaluation reserve	34	184,272	184,272
Statutory surplus reserve	34	6,084,836	6,084,836
Retained profits	34	64,146,811	78,962,407
Foreign currency translation reserve	34	(3,075,091)	(7,885,806)
		74,027,195	83,402,126
Total liabilities and equity		81,309,704	91,098,765

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016, 2015

(Stated in U.S. Dollars)

						Foreign
				Statutory		currency
	Share	Share	Revaluation	surplus	Retained	translation
	capital	premium	reserve	reserve	profits	reserve	Total
	(Note 33)	(Note 33)	(Note 34)	(Note 34)	(Note 34)	(Note 34)

Balance at January 1, 2015	170	5,627,247	-	5,815,493	89,890,767	4,284,399	105,618,076
Profit for the year	-	-	-	-	1,243,670	-	1,243,670
Other comprehensive income for the year	-	-	-	-	-	(6,044,772)	(6,044,772)
Appropriation to statutory surplus reserve	-	-	-	253,964	(253,964)	-	-
Balance at December 31, 2015	170	5,627,247	-	6,069,457	90,880,473	(1,760,373)	100,816,974
Reclassification of revaluation surplus	-	-	184,272	-	-	-	184,272
Shares issued for stock based compensation	7	428,993	-	-	-	-	429,000
Loss for the year	-	-	-	-	(11,902,687)	-	(11,902,687)
Other comprehensive loss for the year	-	-	-	-	-	(6,125,433)	(6,125,433)
Appropriation to statutory surplus reserve	-	-	-	15,379	(15,379)	-	-
Balance at December 31, 2016	177	6,056,240	184,272	6,084,836	78,962,407	(7,885,806)	83,402,126
Shares issued for stock based compensation	21	629,929	-	-	-	-	629,950
Loss for the year	-	-	-	-	(14,815,596)	-	(14,815,596)
Other comprehensive income for the year	-	-	-	-	-	4,810,715	4,810,715
Balance at December 31, 2017	198	6,686,170	184,272	6,084,836	64,146,811	(3,075,091)	74,027,195

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016, 2015

(Stated in U.S. Dollars)

	Year ended December 31,
	2017	2016	2015
OPERATING ACTIVITIES
(Loss)/profit for the year	(14,815,596)	(11,902,687)	1,243,670
Adjustments for:
Share-based payment	629,950	429,000	-
Finance cost	96,385	71,783	-
Change in fair value of warrant liabilities	-	(3,409)	(11,978)
Interest income	(81,517)	(85,482)	(92,747)
Depreciation of property, plant and equipment	1,510,213	1,942,735	2,015,437
Amortization of prepaid lease payments and trademark	14,307	19,009	17,061
Amortization of subsidies prepaid to distributors	401,259	910,537	1,093,036
Amortization of prepayments and premiums under operating leases	105,340	118,783	728,996
Provision/ (reversal) of inventory obsolescence	101,256	(1,667)	342
Bad debt provision of trade receivables	-	331,196	1,028,439
Gain on disposal of property, plant and equipment	2,418	1,441	11,412
Provision of impairment loss in prepayments	-	11,649,038	2,565,334
Operating cash flows before movements in working capital	(12,035,985)	3,480,277	8,599,002

Decrease/ (increase) in trade and other receivables	13,983,781	7,265,940	(345,348)
Decrease/ (increase) in inventories	669,923	889,384	(2,893,284)
Increase /(decrease) in trade and other payables	522,839	(1,080,978)	101,240
(Decrease)/ increase in income tax payable	(263,333)	155,632	1,236,921
Increase in deferred tax assets	(4,598,061)	(3,779,923)	(908,889)
Prepayments and premiums paid under operating leases	3,645,471	(1,761,155)	(449,935)
Subsidies prepaid to distributors	-	(910,537)	(1,093,036)
CASH GENERATED FROM OPERATING ACTIVITIES	1,924,635	4,258,640	4,246,671

Income tax paid	(2,385)	(1,064,351)	(2,012,038)
NET CASH FROM OPERATING ACTIVITIES	1,922,250	3,194,289	2,234,633

INVESTING ACTIVITIES
Interest received	81,517	85,482	92,747
Purchase of property, plant and equipment	(946,882)	(40,037)	(1,020,623)
NET CASH (USED IN)/FROM INVESTING ACTIVITIES	(865,365)	45,445	(927,876)

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016, 2015

(Stated in U.S. Dollars)

FINANCING ACTIVITIES
Interest paid	(96,385)	(71,783)	-
New bank loans raised	1,557,336	1,578,289	-
Repayment of borrowings	(1,557,336)	-	-
Advance from related party	387,030	173,003	330,099
Repayment to related party	(1,386,555)	-	-
NET CASH (USED IN)/FROM FINANCING ACTIVITIES	(1,095,910)	1,679,509	330,099

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(39,025)	4,919,243	1,636,856
Effects of currency translation	1,513,140	(1,556,982)	(1,027,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,576,341	21,214,080	20,604,582
CASH AND CASH EQUIVALENTS AT END OF YEAR	26,050,456	24,576,341	21,214,080

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited
Notes to Financial Statements

1.	GENERAL INFORMATION

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

Description of Subsidiaries:

Hongri International Holdings Limited (the “Hongri”), formerly known as Wah Ying International Investment Inc., was incorporated in the British Virgin Islands (the “BVI”) on July 8, 2008 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares with $1 par value. Up through December 31, 2010, 10,000 common shares had been issued at par. On January 27, 2011, the Company issued an additional 10,000 common shares for cash consideration at $77 per share. The principal activity of the Company is investment holding. Hongri a directly wholly owned subsidiary of the Company.

France Cock (China) Limited (“France Cock”) was incorporated in Hong Kong on September 21, 2005 as a limited liability company with authorized capital of HK$10,000, divided into 10,000 common shares with par value of HK$1. The capital has been fully paid up. The principal activity of France Cock is the holding of intellectual property rights such as trademarks. France Cock owns the Company’s trademarks, including “KBS” and “Kabiniao”. France Cock is a directly wholly owned subsidiary of Hongri.

KBS Fashion Group Limited
Notes to Financial Statements

Roller Rome Limited (“Roller Rome”) was incorporated in the BVI on March 28, 2006 as a limited liability company with authorized share capital of $50,000, divided into 50,000 common shares with par value of $1. The principal activity of Roller Rome is the provision of design and development services for sports apparel. Roller Rome is a directly wholly owned subsidiary of Hongri.

Vast Billion Investment Limited (“Vast Billion”) was incorporated in Hong Kong on November 25, 2010 as a limited liability company with authorized share capital of HK$10,000 divided into 10,000 ordinary shares with HK$1par value. One ordinary share has been issued at par. Vast Billion is an investment holding company, and is a directly wholly owned subsidiary of Hongri.

Hongri (Fujian) Sports Goods Co. Ltd. (“Hongri Fujian”) was established in the People’s Republic of China (the “PRC”) on November 17, 2005 with a registered and paid up capital of RMB 5,000,000. On March 24, 2011, Hongri Fujian increased registered capital from RMB 70,000,000 to RMB75,000,000. As of September 30, 2011, the paid up capital was RMB 39,551,860. Hongri Fujian is engaged in the design, manufacture, marketing, and sale of apparel in the PRC. Hongri Fujian is a directly wholly owned subsidiary of Vast Billion.

Anhui Kai Xin Apparel Company Limited (“Anhui Kai Xin”) was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides contracting manufacturing services for companies in the sports apparel business.

2.	GROUP ORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group structure as at the reporting date is as follows:

KBS Fashion Group Limited
Notes to Financial Statements

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Except as described below, for the year ended December 31, 2017 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2017 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2017, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

Amendments to IAS 7 Statement of cash flows

Amendments to IAS 12 Income taxes

Amendments to IFRS 12 included in Annual Improvements to IFRS Standards 2014-2016 cycle

The adoption of above amendments does not have any significant financial effect on these consolidated financial statements.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2017 are not material to the Group.

At the date these consolidated financial statements are authorized for issuance, the IASB has issued the following new and revised International Accounting Standards (“IASs”), IFRSs, amendments and IFRICs which are not yet effective in respect of the years. The Company has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

KBS Fashion Group Limited
Notes to Financial Statements

Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture (1)

IFRS 9 Financial instruments (2)

IFRS 15 Revenue from contracts with customers (2)

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (2)

Amendments to IAS 40 Transfer of Investment Property (2)

Annual Improvement to IFRS Standards 2014-2016 Cycle (2)

IFRIC 22 Foreign Currency Transaction and Advance Consideration (2)

IFRS 16 Leases (3)

*The IASB has also issued Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts, which is effective for the accounting period beginning on January 1, 2018; however, this is not applicable to the Company since the Company does not issue any insurance contracts.

(1) The amendments were originally intended to be effective for the accounting periods beginning on or after 1 January 2016. The effective date has now been deferred.

(2) Effective for the accounting period beginning on January 1, 2018.

(3) Effective for the accounting period beginning on January 1, 2019.

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

KBS Fashion Group Limited
Notes to Financial Statements

In relation to IFRS 16, the standard will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of 2,669,859, see Note 35. However, the Company has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

The standard is mandatory for accounting periods commencing on or after 1 January 2019. At this stage, the Company does not intend to adopt the standard before its effective date.

There are no other standards and interpretations in issue but not yet adopted that the directors anticipate will have a material effect on the consolidated financial statements of the Company.

4.	SIGNIFCANT ACCOUNTING POLICIES

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

KBS Fashion Group Limited
Notes to Financial Statements

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2015	USD 1.00= RMB 6.4936	USD 1.00=RMB 6.2401
December 31, 2016	USD 1.00= RMB 6.9370	USD 1.00=RMB 6.6528
December 31, 2017	USD 1.00= RMB 6.5924	USD 1.00=RMB 6.7423

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2015	USD 1.00= HKD 7.7508	USD 1.00=HKD 7.7517
December 31, 2016	USD 1.00= HKD 7.7552	USD 1.00=HKD 7.7614
December 31, 2017	USD 1.00= HKD 7.8170	USD 1.00=HKD 7.7928

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

KBS Fashion Group Limited
Notes to Financial Statements

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

KBS Fashion Group Limited
Notes to Financial Statements

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

Retirement benefit costs

Pursuant to the relevant regulations of the PRC government, the Group’s subsidiaries located in the PRC participate in a local municipal government retirement benefits scheme (the “Scheme”), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Group’s participating subsidiaries, the local municipal government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the PRC; accordingly, the only obligation of the Group with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Group. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

KBS Fashion Group Limited
Notes to Financial Statements

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
Notes to Financial Statements

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

Property, plant and equipment

Property, plant and equipment (“PPE”) including buildings held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

KBS Fashion Group Limited
Notes to Financial Statements

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

The Group’s financial assets are classified as receivables.

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

KBS Fashion Group Limited
Notes to Financial Statements

Objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty;
●	default or delinquency in interest or principal payments;
●	it becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial asset, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, and increase in the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables.

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

KBS Fashion Group Limited
Notes to Financial Statements

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

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On de-recognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

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
Notes to Financial Statements

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

KBS Fashion Group Limited
Notes to Financial Statements

5.	SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2017 and 2016 amounted to $nil and $258,259 respectively.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

KBS Fashion Group Limited
Notes to Financial Statements

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

Depreciation of building, machinery and equipment

As described in Note 4, the Group reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period. The cost of building, machinery and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these buildings, machinery and equipment to be within 5 to 20 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Fair value of warrants

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term, and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using the volatility rates of market index.

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

During the years ended December 31, 2017 and 2016, the Company recognized impairment losses of $nil and $4,659,838, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2017 and 2016, the Company recognized impairment losses of $nil and $6,989,200, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2017, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

KBS Fashion Group Limited
Notes to Financial Statements

For the prepayment for acquisition of land use rights, the Company provided an estimate of its fair value based on the market value substitution rule. The estimated fair value belongs to Level 2 of the fair value hierarchy because the input is determined through quoted prices of similar assets without an actively quoted market. Using the market approach, the Company compares the price of the land use right that the Company intended to acquire with the price of similar land use rights in the same geographical area, adjusted by factors such as price index, frequency of actual transactions conducted, environmental conditions, etc. Significant assumptions used in this estimation include the ability to legally obtain such land use rights, the usage of land as industrial use, the date of transaction at year end, etc. As a result, the Company provided an estimate in the amount of $5,154,034. Finally, the fair value is reduced by estimated costs to sell which include, but not limited to, legal costs, stamp duty, similar transaction tax, etc. in the amount of $379,971. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,317,295 in 2015. In 2016, since there is no progress in regards to the acquisition of land use rights, the Company provided further impairment to bring the carrying value down to $0 as management is unable to assert the recoverability of such asset.

For the prepayment for construction, the Company provided an estimate of its fair value based on the time value approach. The estimated fair value belongs to Level 3 of the fair value hierarchy because the input is not easily observable. Using this approach, the Company calculates the time value of money of the amount prepaid based on the Company’s weighted average cost of capital (“WACC”) in order to arrive at its fair value. The Company uses this approach to determine its recoverable amount because such prepayments are not readily resalable, and the ability to realize this amount is contingent upon the Company’s ability to successfully acquire the land use right as mentioned above. Significant assumptions used in this estimation include using the WACC, which is comprised of the Company’s metrics of return of equity, return of debt, the relevant weights of the returns of equity and debt, and tax rate, in determining the fair value. As a result, as at December 31, 2015, the Company provided an estimate in the amount of $7,160,523. Since this asset is not resalable, the company estimated costs to sell for this asset in the amount of $0. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,248,039 in 2015. In 2017, since there was no progress in regards to the construction, the Company provided further impairment to bring the carrying value down to $0 as management is unable to assert the recoverability of such asset.

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

By business	Wholesale			Retail			Subcontracting			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Sales to external customers	15,034,800	32,127,083	40,815,528	6,983,592	5,529,985	18,091,585	1,744,144	3,543,137	2,436,568	23,762,536	41,200,205	61,343,681
Segment revenue	15,034,800	32,127,083	40,815,528	6,983,592	5,529,985	18,091,585	1,744,144	3,543,137	2,436,568	23,762,536	41,200,205	61,343,681
Segment gross margins/(loss)	2,277,858	6,504,893	9,668,518	(14,291,680)	(5,668,061)	4,239,168	502,007	1,321,441	924,721	(11,511,815)	2,158,273	14,832,407
Reconciling items										(7,901,842)	(17,787,093)	(12,983,048)
Profit/(loss) before tax										(19,413,657)	(15,628,820)	1,849,359
Income tax income/(expense)										4,598,061	3,726,133	(605,689)
Profit/(loss) for the year										(14,815,596)	(11,902,687)	1,243,670

	As of December 31, 2017
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	34,036,883	6,284,118	22,384	40,343,385
Non-current assets	8,987,857	31,978,462	-	40,966,319
Total assets	43,024,740	38,262,580	22,384	81,309,704

Current liabilities	3,722,277	1,995,164	1,565,068	7,282,509
Total liabilities	3,722,277	1,995,164	1,565,068	7,282,509

	As of December 31, 2016
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	50,272,887	6,048,538	22,398	56,343,823
Non-current assets	4,354,540	30,400,401	-	34,754,941
Total assets	54,627,427	36,448,939	22,398	91,098,764

Current liabilities	3,342,199	1,793,351	2,561,089	7,696,639
Total liabilities	3,342,199	1,793,351	2,561,089	7,696,639

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

KBS Fashion Group Limited
Notes to Financial Statements

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2017	2016	2015
Distributor A	1,454,862	3,782,718	6,625,797
Other distributors	13,579,938	28,344,365	34,189,731
	15,034,800	32,127,083	40,815,528

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2017	2016	2015
Supplier A	2,403,309	6,655,740	15,048,108
Supplier B	1,714,468	5,424,342	8,354,316
Supplier C	1,684,743	4,083,924	6,588,639
Supplier D	1,530,429	3,023,297	5,294,921
Other suppliers	5,065,563	6,436,809	12,752,234
	12,398,512	25,624,112	48,038,218

8.	REVENUE

	Year ended December 31,
	2017	2016	2015
Apparel
-Wholesale	15,034,800	32,127,083	40,815,527
-Retail	6,983,592	5,529,985	18,112,019
Subtotal	22,018,392	37,657,068	58,927,546
Subcontracting	1,744,144	3,543,137	2,416,135
	23,762,536	41,200,205	61,343,681

Revenue is denominated only in USD.

KBS Fashion Group Limited
Notes to Financial Statements

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity. The following table shows a breakdown of cost of sales for the periods presented for each category:

	Year ended December 31,
	2017	2016	2015
Changes in inventories of finished goods and work in progress	227,132	(302,979)	64,814
Materials consumed in production	41,057	120,847	183,831
Purchases of finished goods	33,877,598	36,567,197	44,786,912
Labor	602,196	1,313,120	787,472
Depreciation	370,858	236,578	252,055
Rental	-	-	23,184
Outsourced manufacturing cost	-	-	-
Taxes and surcharges *	157,314	253,039	212,516
Water and electricity	52,796	48,557	55,522
Inventory provision	8	320	342
Others	120,886	238,562	197,778
Foreign currency translation difference	(175,493)	566,691	(53,152)
	35,274,352	39,041,932	46,511,274

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2017	2016	2015

Government grant	367,260	469,569	209,397
Interest income on bank deposits	81,517	85,482	92,747
Others	12,787	-	-
	461,564	555,051	302,144

11.	OTHER GAINS AND (LOSSES)

	Year ended December 31,
	2017	2016	2015
Gain on disposals of property, plant and equipment	171	10,541	11,412
Foreign exchange gain	(48)	54	(233,532)
Provision / reversal of inventory obsolescence	(101,256)	(1,667)	(342)
Bad debt provision of trade receivables	-	(331,196)	(1,070,563)
Impairment of prepayments in land purchase and related construction	-	(11,649,038)	(2,565,334)
Others	(21,110)	847,539	(19,473)
	(122,243)	(11,123,767)	(3,877,832)

KBS Fashion Group Limited
Notes to Financial Statements

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2017	2016	2015
Rental	21,527	30,225	508,039
Depreciation	2,680	490,527	1,239,644
Labor	258,233	211,274	739,789
Subsidy to distributors	773,238	910,537	1,061,685
Promotion	32,216	137,210	899,664
Advertisement	1,591,742	1,554,023	1,702,863
Others	585,744	272,214	469,572
	3,265,380	3,606,010	6,621,256

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2017	2016	2015
Labor	1,600,380	1,170,013	757,639
Audit fee	216,281	(33,997)	175,859
Professional fee	77,754	75,609	136,499
Design fee	937,478	465,120	529,141
Depreciation and amortization charges	1,149,455	1,163,293	540,799
Bank charges	18,352	12,943	35,179
Rental	74,668	75,673	80,677
Travelling and entertainment	107,566	44,874	59,516
Others	697,463	570,465	482,774
	4,879,397	3,543,993	2,798,083

14.	FINANCE COSTS

	Year ended December 31,
	2017	2016	2015
Interest expenses on bank borrowings
wholly repayable within one year	96,385	71,783	-

Bank borrowings interests are charged at a rate of 6.09% per annum for the bank loan that was fully repaid in 2017.

Bank borrowings interests are charged at a rate of 6.09% per annum for the current bank loan.

KBS Fashion Group Limited
Notes to Financial Statements

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2017	2016	2015
PRC enterprises income tax:
Current tax	-	53,790	1,514,577
Deferred tax	(4,598,061)	(3,779,923)	(908,888)
	-	(3,726,133)	605,689

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2017, 2016, and 2015, the Company had no unrecognized tax benefits.

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

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2017	2016	2015
(Loss)/profit before tax	(19,413,657)	(15,628,820)	1,849,359
Tax calculated at domestic tax rates applicable to profits in PRC (2017, 2016, and 2017: 25%)	(4,853,414)	(3,907,205)	462,340
Tax effect of expenses not deductible for tax purpose	-	-	908,974
Tax effect of tax loss of tax exempt entities	255,354	181,072	(765,625)
Tax charge for the year	(4,598,061)	(3,726,133)	605,689

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2017		2016		2015
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	20,737,366	4,879,652	5,617,674	1,340,268	1,981,777	495,444
Bad Debt provisions charged to profit or loss	-	-	331,196	82,799	1,070,563	267,641
Impairment charged to profit or loss	101,256	25,314	11,649,038	2,912,259	2,565,334	641,333
Tax loss carried forward	17,922,508	4,480,627	3,139,458	784,865
Effect of translation	-	539,351	-	(240,539)	-	(64,150)
End of the year	38,761,130	9,924,944	20,737,366	4,879,652	5,617,674	1,340,268

KBS Fashion Group Limited
Notes to Financial Statements

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2017	2016	2015
Cost of inventories recognized as expenses	35,094,050	38,788,893	46,298,758
Taxes and surcharges	180,302	253,039	212,516
	35,274,352	39,041,932	46,511,274

Depreciation of property, plant and equipment	1,137,831	1,944,176	2,015,437
Amortization of land use rights and trademarks	14,307	19,009	17,061
Amortization of subsidies prepaid to distributors	401,259	910,537	1,093,036
Amortization of prepayments and premiums under operating leases	105,340	118,783	728,996
Provision (Reversal) of inventory obsolescence	101,256	(1,667)	342
Provision of bad debt allowance	-	331,196	1,028,439
Provision of impairment loss in prepayments	-	11,649,038	2,565,334
	1,759,993	14,971,072	7,448,645

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2017	2016	2015

Salaries and other short-term benefits	2,476,506	1,369,524	1,878,963
Defined contribution benefit schemes	189,621	280,594	1,888,828
Total employee benefits expense (including directors’ emoluments)	2,666,127	1,650,118	3,767,791

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

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2017	2016	2015
Salaries
Yan Keyan	304,050	216,342	105,000
Lixia Tu	235,854	203,559	62,371
John Sano	43,950	39,000	20,000
Themis Kalapotharakos	87,900	97,500	-
Matthew Los	87,900	97,500	-
Zhongmin Zhang	43,950	-	-
Yuet Mei Chan	43,950	-	-
	847,554	749,173	292,371
Social Welfare
Yan Keyan	1,006	960	982
	1,006	960	982

KBS Fashion Group Limited

Notes to Financial Statements

19.	EARNINGS/ (LOSS) PER SHARE

	For the years ended December 31,
	2017	2016	2015
Basic (Loss)/Earnings Per Share Numerator

Profit for the year attributable to owners of the Company	$(14,815,596)	$(11,902,687)	$1,243,670

Diluted (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(14,815,596)	$(11,902,687)	$1,243,670

Basic (Loss)/Earnings Per Share Denominator#
Original shares:	1,767,821	1,694,489	1,694,489
Additions from actual events:
- Issuance of common stock, weighted	93,010	55,653	-
Basic weighted average shares outstanding	1,860,831	1,750,142	1,694,489

Diluted (Loss)/Earnings Per Share Denominator#
Basic weighted average shares outstanding	1,860,831	1,750,142	1,694,489
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*	-	-	-
Diluted Weighted Average Shares Outstanding:	1,860,831	1,750,142	1,694,489

(Loss)/Earnings Per Share#
- Basic	$(7.96)	$(6.80)	$0.73
- Diluted	$(7.96)	$(6.80)	$0.73
Weighted Average Shares Outstanding#
- Basic	1,860,831	1,750,142	1,694,489
- Diluted	1,860,831	1,750,142	1,694,489

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the outstanding warrants being out-of-the-money during the periods presented.

#	The amount of shares and the respective calculations of earnings/(loss) per share have been adjusted according to reverse split effective during the year.

KBS Fashion Group Limited

Notes to Financial Statements

20.	PROPERTIES. PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements-factories and offices	Leasehold improvements-shops	Distributor shops’ furniture and fixtures	Total

COST
At January 1, 2016	30,479,750	1,040,458	130,975	130,681	156,349	750,464	3,920,325	3,203,483	39,812,485
Additions	-	27,637	14,495	-	317	141,271	-	-	183,720
Disposals	-	(142,425)	(2,397)	-	(699)	-	(3,416,591)	(2,998,722)	(6,560,834)
Translation adjustment	(1,948,208)	(66,504)	(8,372)	(8,353)	(9,994)	(47,968)	(250,580)	(204,761)	(2,544,740)
At December 31, 2016	28,531,542	859,166	134,701	122,328	145,973	843,767	253,154	-	30,890,631
Additions	965,792	15,893	-	-	-	-	-	-	981,685
Disposals	-	-	(12,490)	(43,215)	(1,836)	-	-	-	(57,541)
Translation adjustment	1,758,824	52,963	8,304	7,541	8,999	52,014	15,606	-	1,904,251
At December 31, 2017	31,256,158	928,022	130,515	86,654	153,136	895,781	268,760	-	33,719,026

DEPRECIATION
At January 1, 2016	(1,199,268)	(765,500)	(75,573)	(111,127)	(134,786)	(358,958)	(3,920,325)	(2,710,227)	(9,275,764)
Provided for the year	(1,283,919)	(69,007)	(20,528)	(5,867)	(10,812)	(99,622)	-	(374,763)	(1,864,518)
Eliminated upon disposal of assets	-	85,455	1,351	-	357	-	3,416,591	2,911,757	6,415,511
Translation adjustment	76,655	48,929	4,830	7,103	8,615	22,944	250,580	173,233	592,889
At December 31, 2016	(2,406,532)	(700,123)	(89,920)	(109,891)	(136,626)	(435,636)	(253,154)	-	(4,131,882)
Provided for the year	(1,377,553)	(48,120)	(14,495)	(174)	(3,202)	(114,764)	-	-	(1,558,308)
Eliminated upon disposal of assets	-	-	10,071	38,893	1,432	-	-	-	50,396
Translation adjustment	(148,350)	(43,159)	(5,543)	(6,774)	(8,422)	(26,855)	(15,606)	-	(254,709)
At December 31, 2017	(3,932,435)	(791,402)	(99,887)	(77,946)	(146,818)	(577,255)	(268,760)	-	(5,894,503)

CARRYING AMOUNT
At December 31, 2016	26,125,010	159,043	44,781	12,437	9,347	408,131	-	-	26,758,749
At December 31, 2017	27,323,723	136,620	30,628	8,708	6,318	318,526	-	-	27,824,523

KBS Fashion Group Limited

Notes to Financial Statements

Net exchange differences from translating the financial statements from functional currency to presentation currency were $(1,649,540) and $(1,669,507) as at December 31, 2017 and 2016.

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 were $1,510,213, $1,942,735, and $2,015,437, respectively. There was no impairment loss charged for the periods presented.

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant includes buildings owned by Anhui Kaixin built on the following land:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292

The buildings were pledged as security for the outstanding bank loans as set forth in note 31.

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $38,851 and $32,803 as at December 31, 2017 and 2016, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

In 2012, the Company performed a revaluation of certain equipment. The revaluation was performed by an independent appraiser on November 10, 2012 and, as a result of the revaluation, the Company recognized a revaluation surplus in the amount of 184,272. The amount is classified as revaluation reserve. Since the surplus has not been realized, the amount recognized is not available for distribution. There was no movement in the revaluation reserve during 2017 and 2016. The carrying amount that would have been recognized had the assets been carried under the cost model is as follows:

	As at December 31,
	2017	2016
Machinery	95,826	141,075
Motor Vehicles	35	33
Office Equipment	2,661	3,202
Furniture and fixtures	739	1,844
	99,261	146,154

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2016	2,820,458
additions for the year	38,300
charge for the year	(118,783)
translation adjustment	(169,293)
At December 31, 2016	2,570,682
additions for the year	30,672
charge for the year	(105,340)
translation adjustment	156,092
At December 31, 2017	2,652,106

Analyzed for reporting purposes as:

	As at December 31,
	2017	2016
Current asset	83,907	79,035
Non-current asset	2,568,199	2,491,647
	2,652,106	2,570,682

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

KBS Fashion Group Limited

Notes to Financial Statements

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

As at December 31, 2017, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2017
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

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2017, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2017
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2016	769,643
additions for the year	-
translation adjustment	(78,025)
At December 31, 2016	691,618
additions for the year	-
translation adjustment	42,635
At December 31, 2017	734,253

AMORTIZATION
At January 1, 2016	(82,605)
charge for the year	(19,009)
translation adjustment	34,890
At December 31, 2016	(66,724)
charge for the year	(14,307)
translation adjustment	(4,569)
At December 31, 2017	(85,600)

CARRYING AMOUNTS
At December 31, 2016	624,894
At December 31, 2017	648,653

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

All the land use rights mentioned above were owned by Anhui Kaixin.

KBS Fashion Group Limited

Notes to Financial Statements

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2017	2016
Raw materials	1,186,467	1,985,131
Finished goods	726,373	467,757
Provision for obsolete inventories	(106,628)	(2,022)
	1,806,212	2,450,866

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2017	2016
Trade receivables	11,860,798	24,763,795
Bad debt provision for trade receivables	(1,359,255)	(1,280,330)
	10,501,543	23,483,465

	As at December 31,
	2017	2016
Other receivables	2,849	2,251
Prepayments	1,898,419	5,361,869
	1,901,268	5,364,120

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Prepayments include advances to suppliers and prepaid income tax.

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2017	2016
Current	1,791,936	1,496,397
Past due for less than 4 months	2,721,633	9,306,568
Past due for more than 4 months	7,347,229	13,960,830
	11,860,798	24,763,795

KBS Fashion Group Limited

Notes to Financial Statements

The Group allows an average credit period of 90 -120 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting to $nil and $331,196 during the years ended December 31, 2017 and 2016, respectively. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2017	2016
As at Janaury 1	1,280,330	1,028,439
Provision provided in the year	-	331,196
Translation adjustment	78,925	(79,305)
As at December 31	1,359,255	1,280,330

Among the amounts of trade receivables, $1,723,364 and $3,598,158 of output VAT was included as of December 31, 2017 and 2016, respectively.

27.	SUBSIDIES PREPAID TO DISTRIBUTORS

Amount
At January 1, 2016	516,231
additions for the year	779,991
charge for the year	(873,231)
translation adjustment	(32,995)
At December 31, 2016	389,996
additions for the year	-
charge for the year	(389,996)
translation adjustment	-
At December 31, 2017	-

Subsidies were paid to major distributors for compensating their rental expenses. Such subsidies would vest to distributors when they met the sales targets predetermined by the Company. Until June 2017, Subsidies prepaid to distributors were recognized when payments were made and amortized over the agreement term on a straight-line basis in selling expenses. After June 2017, the Company no longer prepay such subsidies to its major distributors; therefore, no such prepayment is outstanding as of December 31, 2017. The amortization expense for 2017 and 2016 were $401,258 and $910,537, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

28.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2017	2016
Cash on hand	16,413	15,066
Bank deposits	26,034,043	24,561,275
	26,050,456	24,576,341

	As at December 31,
	2017	2016
Renminbi	26,040,572	24,566,443
Hong Kong Dollars	8,914	8,921
United States Dollars	970	977
	26,050,456	24,576,341

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2017 carry interest at market rates which ranged from 0.35% to 0.50% (2016: 0.35%-0.50%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

29.	TRADE AND OTHER PAYABLES

	As at December 31,
	2017	2016
Trade payables	104,258	78,994
Employee benefits payable	226,210	207,671
Other payables	1,648,060	1,531,532
Subtotal financial liabilities	1,978,528	1,818,197
Other taxes payable	3,473,302	2,956,431
	5,451,830	4,774,628

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2017	2016

Current	23,587	31,083
Past due for less than 4 months	57,637	16,211
Past due for over 4 months	23,034	31,700
	104,258	78,994

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

KBS Fashion Group Limited

Notes to Financial Statements

30.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Chairman, Director, and CEO
Chen, Bizhen	Wife of Yan, Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory	Company owned by Chen, Bizhen

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2017	2016
Yan, Keyan	Borrowing of funds	154,137	1,125.912
Chen, Bizhen	Borrowing of funds	-	24,416
		154,137	1,150,328

Related parties payables were unsecured, non-interest bearing and repayment on demand.

During 2017, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 31.

*The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 35.

31.	SHORT-TERM BANK LOANS

	As at December 31,
	2017	2016
Secured bank borrowings	1,606,930	1,513,623
Carrying amount repayable within 1 year	1,606,930	1,513,623

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	459,123	4/6/2017	4/5/2018	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
#2	1,147,807	3/24/2017	3/21/2018	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
	1,606,930

KBS Fashion Group Limited

Notes to Financial Statements

32.	WARRANT LIABILITIES

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

KBS Fashion Group Limited

Notes to Financial Statements

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

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387
Change in fair value	(11,978)
Balance – December 31, 2015	3,409
Change in fair value	(3,409)
Balance – December 31, 2016	-
Change in fair value	-
Balance – December 31, 2017	-

The fair value of warrants was determined using a binomial-lattice model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the warrants and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term, and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using the volatility rates of market index.

KBS Fashion Group Limited

Notes to Financial Statements

The inputs to the model were as follows:

	December 31. 2017	December 31, 2016
Stock price	$4.14	$0.28
Dividend yield	N/A	N/A
Risk-free rate	1.89%	1.28%
Expected term (in years)	1.58	2.58
Expected volatility	22.3%	23.6%

The quoted price of the warrants on the over-the-counter-markets (“OTC”) were $0.001 and $0.02 as at December 31, 2017 and 2016, respectively.

At December 31, 2017, there were 393,835 unexpired warrants outstanding.

33.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2016	1,767,821	$177	$6,056,240
Issuance of shares	218,478	21	629,930
Shares outstanding as December 31, 2017	1,986,299	$198	$6,686,170

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2017	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2016, retroactively adjusted	1,767,821	$177	$6,056,240
Issue and fully paid common shares of US$0.0001 as at December 31, 2017	1,986,299	$198	$6,686,170

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

On February 6, 2017, the 1-15 reverse stock split took effect and, as a result, the number of issued and outstanding shares of the Company’s Common Stock is reduced from 26,517,329 shares to approximately 1,767,821 shares. The accompanying financial statements have been retroactively adjusted to reflect the effects of the reverse stock split.

On July 10, 2017, the Company granted, and subsequently issued, 215,000 shares to its directors. The shares are for services rendered in 2017. The shares are vested immediately upon granting.

On February 10, 2018, the Company granted, and subsequently issued, 285,000 shares to its directors. The shares are for services rendered in 2018. The shares are vested immediately upon granting.

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

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,084,836 at December 31, 2017 and 2016, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

KBS Fashion Group Limited

Notes to Financial Statements

Revaluation reserve

Revaluation reserve is comprised of the surplus or deficit arising from the revaluation of the Company’s fixed assets.

Retained profits

The retained profits comprise the cumulative net gains and losses recognized in the Company’s income statement.

Foreign currency translation reserve (other comprehensive income)

Foreign currency translation reserve represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Group from their functional currency to the Group’s presentation currency.

35.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the year.

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

KBS Fashion Group Limited

Notes to Financial Statements

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2017	December 31, 2016
Total borrowing	1,609,930	1,513,623
Less: cash and cash equivalents	(26,050,456)	(24,576,341)
Net debt	(24,443,526)	(23,062,718)
Total equity	74,027,196	83,402,126
Total capital	49,583,670	60,339,408
Gearing ratio	(33)%	(28)%

2.	Financial risk

Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables and short-term loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

3.	Market risk

(i)	Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 6% would increase (decrease) our comprehensive income by $0.8 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2017. As of December 31, 2017, our accumulated other comprehensive loss was $(3.0) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

KBS Fashion Group Limited

Notes to Financial Statements

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

4.	Credit risk

As at December 31, 2017, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

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

The Group has concentration of credit risk on the Group’s trade receivables. The outstanding balance of the five largest customers represented approximately 26% of the trade receivables of the Group at December 31, 2017 (2016: 28%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

KBS Fashion Group Limited

Notes to Financial Statements

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2017 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2017

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,606,930	-	1,606,930
Trade and other payables	5,451,830	-	5,521,442
Related parties payables	154,137	-	154,137
Income tax payable	-	-	-
Total	7,212,897	-	7,282,509

As at December 31, 2016

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,535,053	-	1,535,053
Trade and other payables	4,774,628	-	4,774,628
Related parties payables	1,150,129	-	1,150,129
Income tax payable	258,259	-	258,259
Total	7,718,069	-	7,718,069

6.	Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

KBS Fashion Group Limited

Notes to Financial Statements

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
-	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
-	Level 3 valuations: Fair value measured using significant unobservable inputs.

	December 31, 2017 Level 2	December 31, 2016 Level 2
Recurring far value measurements
Liabilities:
Warrant liabilities	-	-
	-	-

During the years ended December 31, 2017 and 2016, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 32.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

36.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2017	As at December 31, 2016
Contracted and authorized, in RMB	439,850,378	439,850,378
Contracted and authorized, in USD	67,315,108	63,406,426

KBS Fashion Group Limited

Notes to Financial Statements

(2)	As at December 31, 2017, the Company had lease commitments as follows:

	As at December 31,
	2017	2016
Within 1 year	101,660	79,035
2-5 years	231,138	290,289
Thereafter	2,337,061	2,237,645
	2,669,859	2,606,969

The amount of $101,660 as of December 31, 2017 represents leases of two offices, four units of staff quarters, and one warehouse. There is no contingent rent payable for all of the leases. All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2017	2016
Within 1 year	77,046	72,252
2-5 years	231,138	290,289
Thereafter	2,337,061	2,237,645
	2,645,245	2,600,506

The Company has prepaid this lease in the full amount. The lease commenced on January 1, 2009 and will expire on April 22, 2052. The lease does not specify the terms of renewal, purchase options, or escalation clauses. The Company may not sublease the office to a third party.

37.	EVENTS AFTER THE BALANCE SHEET

Shares issuance

On February 10, 2018, the Company granted, and subsequently issued, 285,000 shares to its directors.

* * * * *