Form 20-F
period 2018-12-31
KBS Fashion Group Ltd
filed 2019-05-01
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018): 2,271,299

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☐

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

Year Ended December 31, 2018

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2018, 2017 and 2016, and the selected consolidated statements of financial position data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2015 and 2014, and the selected consolidated statements of financial position data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years ended December 31,
	2018	2017	2016	2015	2014
Statement of Income Data
Total revenue	$18,535,116	$23,762,536	$41,200,205	$61,343,681	$58,832,481
Total cost of sales	(20,851,252)	(35,274,352)	(39,041,932)	(46,511,274)	(39,416,973)
Gross profit	(2,316,136)	(11,511,816)	2,158,272	14,832,407	19,415,508
Distribution and selling expenses	(2,670,955)	(3,265,380)	(3,606,010)	(6,621,256)	(7,191,606)
Administrative expenses	(4,907,020)	(4,879,397)	(3,543,993)	2,798,082	(4,649,229)
Profit for the year	(17,968,597)	(14,815,596)	(11,902,688)	1,243,670	6,876,982
Total comprehensive income for the year	(20,040,295)	(10,004,880)	(18,028,121)	(4,801,102)	6,526,172
Outstanding shares	2,299,915	1,860,831	1,750,142	1,694,489	1,694,489
Earnings per share, basic diluted	-8.06	-7.96	-6.80	0.73	4.06
Balance Sheet Data
Cash and cash equivalents	$21,026,103	$26,050,456	$24,576,341	$21,214,080	$20,604,583
Non-current assets	29,837,875	40,966,319	34,754,942	47,221,529	52,929,386
Current assets	31,328,131	40,343,386	56,343,823	62,098,951	62,093,570
Working capital	24,463,446	33,060,877	48,647,185	53,598,854	52,704,076
Total assets	61,166,006	81,309,705	91,098,765	109,310,480	115,022,956
Current liabilities	6,864,685	7,282,509	7,696,638	8,500,097	9,389,493
Total liabilities	6,864,685	7,282,509	7,696,638	8,503,506	9,404,880
Equity	54,301,321	74,027,196	83,402,127	100,816,974	105,618,076

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We sell all our products under the KBS brand, from which we derive most of our revenues. Brand image is an important factor that affects a customer’s purchasing decision for menswear products. Our success therefore depends on, among other things, market recognition and acceptance of the KBS brand and the culture, lifestyle, and images associated with the brand, some of which may not be within our control. We have limited control over our distributors that we rely upon to sell our products, which may limit our ability to ensure a consistent brand image. See “Risks Factors Related to Our Business –We have limited control over the ultimate retail sales by our distributors and our image and business may be adversely affected if our distributors fail to adhere to, or fail to cause the third party retail outlet operators to adhere to, our retail policies and standards.” We began designing, promoting, and selling KBS branded products in China in 2006. To effectively promote KBS brand, we need build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase its presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop KBS brand, and if we fail to do so, the goodwill of KBS brand may be undermined and our business as well as our financial results may be adversely affected. In addition, negative publicity or disputes regarding KBS brand, products, company, or management could materially and adversely affect public perception of KBS brand. Any impact on our ability to continue to sell KBS brand or any significant damage to KBS brand’s image could materially and adversely affect our sales and profits.

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

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 33 in year 2018.

We have our factory located in Taihu City in Anhui Province, China, consisting of an aggregate of 110,457 square meters of land. Currently the facility there has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces original equipment manufacturer (OEM) products for online stores, regional apparel brands and overseas orders. The construction commenced in 2011 and takes place in four phases: Phase 1 consists of the construction of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of facilities of Phase 1 and Phase 2 by the end of 2014. Phase 3 construction of the adjacent facility on the third parcel of land has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Because the time for the government to resolve this matter is uncertain, we wrote off the land use right of the third parcel of land from account balance, according to the international framework reporting standard. Phase 4 includes building production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities on the third parcel of land. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We could also indefinitely lose opportunities to expand our sales due to any further delay of our construction.

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

Our ability to expand the Company’s business is subject to significant risks and uncertainties, including:

●	the unavailability of additional funding to invest more in brand recognition such as advertisement, expand our production capacity, purchase additional fixed assets and purchase raw materials on favorable terms or at all;

●	our inability to manage an online shop, hire qualified personnel and establish distribution methods;

●	conditions in the commercial real estate market existing at the time we seek to expand;

●	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as problems with equipment vendors and contract manufacturers;

●	failure to maintain high quality control standards;

●	shortage of raw materials;

●	our inability to obtain, or delays in obtaining, required approvals by relevant government authorities;

●	diversion of significant management attention and other resources; and

●	failure to execute our expansion plan effectively.

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

In the future, we also intend to invest more resources to research and purchase online sales platforms and online stores. We believe that we will have better opportunities to expand by purchasing online sales platforms or online stores. In addition, we will keep on exploring other areas and business models, such as the use of artificial intelligence for brand promotion, learning customer preferences, and identifying shopping trends.

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

If we are unable to fund capital expenditures or obtain additional sources of liquidity when we need it, our business may be adversely affected. In addition, if we obtain equity financing, the issuance of our equity securities could cause dilution for our stockholders. To the extent we obtain the financing through the issuance of debt securities, our debt service obligations could increase, and we may become subject to restrictive operating and financial covenants.

We anticipate that we will make substantial capital investments to expand our business within the next 3 years. There is no assurance that we will have sufficient cash to fund our anticipated capital expenditures. If we need but are unable to obtain adequate financing with on terms favorable to us, we may be unable to successfully maintain our operations and accomplish our growth strategy. In addition, we may be unable to generate sufficient cash internally or obtain alternative sources of capital to fund our proposed capital expenditures, take advantage of business opportunities or respond to competitive pressures. As a result, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. Any issuance of equity securities could cause dilution for our stockholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. Our ability to obtain external financing in the future is also subject to a number of uncertainties, including:

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million, our net sales decreased by 32.8% to $41.2 million in 2016, net sales decreased 42% to $23.8 million in 2017 and net sales further decreased 22% to $18.53 million in 2018. The decrease in sales in 2016, 2017 and 2018 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as recent years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

Our distributors place advance purchase orders twice a year. From 2015 to 2018, we typically expect and receive payment within 30-180 days of product delivery. In addition, approximately 83.2% of accounts receivables are within a 180 days credit term. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

The Chinese economy experienced a softening of economic growth, and the apparel industry is also facing a downturn. The impact of the current and possible future economic downturn on our distributors cannot be predicted and may be severe, causing a significant impact on their business. As a result, our financial condition and result of operations could be negatively affected. In addition, if they cannot continue their orders of our products due to the failure of paying us for its previous purchases, our brand image and reputation may be materially negatively affected as well.

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business.

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31, 2017 and 2018, distributors accounted for approximately 67% and 73% of our total sales, respectively, and our top five distributors accounted for approximately 23.8% and 34.8% of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

The production of our brand name products are 100% outsourced to PRC-based third-party OEM contract manufacturers. In the years ended December 31, 2018 and 2017 we had 5 and 6 contract manufacturers, respectively. Purchases from our top five OEM contract manufacturers accounted for approximately 92% and 88.6% of our total purchases for the years ended December 31, 2018 and 2017, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. If an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Our operations are complicated and integrated, involving the coordination of third-party OEM contract manufacturers and external distribution processes. While these operations are modified on a regular basis in an effort to improve outsourcing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our operations processes, thereby causing downtime and delays. In addition, we may encounter interruption in our operations processes due to a catastrophic loss or events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in our operations or capabilities at our facilities could result in our inability to procure our products, which would reduce our net sales and earnings for the affected period. If there are delays in delivery times to our customers, our business and reputation could be severely affected. Any significant delays in deliveries to our customers could lead to increased returns or cancellations and cause the Company to lose future sales. The Company currently does not have business interruption insurance to offset these potential losses, delays and risks so a material interruption of our business operations could severely damage our business.

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

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our KBS brand for protection against infringement. We currently hold two registered trademarks. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under registered trademarks. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly, and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

Environmental regulations impose substantial costs and limitations on our operations.

We use chemicals and produce significant emissions in our manufacturing operations. As such, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

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

We leased the premises for our office located in Shishi and one corporate store. However, none of our lease agreements have been registered with the relevant governmental agencies. According to our PRC legal counsel, without registration, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, while we have taken various measures to verify the ownership of property such as checking utility bills and search government records, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premise promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

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

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

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

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Since then the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

According to SAFE Circular 37, our shareholders or beneficial owners, who are PRC residents, are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006, and was subsequently amended in 2009. This regulation, among other things, governs the approval process of a PRC company’s participation in an acquisition of assets or equity interests. Depending on the structure of the transaction, the regulation requires the PRC parties to make a series of applications and supplemental applications to the government agencies for approval of acquisition of assets or equity interests from other entity. In some instances, the application process may require a presentation of economic data concerning the transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess viability of the transaction. Government approvals will have expiration dates, by which a transaction must be completed and reported to the government agencies. Compliance with the regulation is likely to be more time consuming and expensive than it was in the past, and provides the government more controls over business combination of two enterprises. As a result, our ability to engage in business combination transactions has become significantly more complicated, time consuming, and expensive. We may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The regulation allows PRC governmental agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report, and the acquisition agreement, all of which were a part of the application for approval, depending on the structure of the transaction. The regulation also prohibits a transaction with an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, and requires consideration being paid within a defined period, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including the initial consideration, contingent consideration, holdback provisions, indemnification provisions, and provisions related to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our future financings to make loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiary.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to any PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our future financings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our PRC subsidiaries. Meanwhile, we are not likely to finance the activities of our subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our future financings, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs, by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law. On November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises. According to the Criteria of de facto Management Bodies, or the Notice, further interprets the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10%, when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person, nor detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for the PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued a guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for the PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation, which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

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

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lacking effective internal controls over financial accounting, inadequate corporate governance policies or lacking of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

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

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depend upon the receipts of dividends or other payments from our operating subsidiaries, other holdings, and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency, and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for conversion of RMB into U.S. dollars may reduce the amount received by the U.S. stockholders upon conversion of dividend payments into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits to fund certain reserve funds according to the Chinese accounting standards and regulations. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to satisfy certain reserve funds as required by the Chinese accounting standards, we will be unable to pay any dividends.

After-tax profits/losses with respect to the payment of dividends from accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the Chinese accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. GAAP, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

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

There are numerous additional factors, many of which are beyond our control, may cause the market price of our Common Stock to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	changes in financial estimates by us or by any securities analysts who might cover our shares;

●	speculation about our business in the press or the investment community;

●	significant developments relating to our relationships with our customers or suppliers;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industries;

●	customer demand for our products;

●	investor perceptions of our industry in general and our company in particular;

●	the operating and stock performance of comparable companies;

●	general economic conditions and trends;

●	major catastrophic events;

●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	changes in accounting standards, policies, guidance, interpretation or principles;

●	loss of external funding sources;

●	sales of our shares, including sales by our directors, officers or significant shareholders; and

●	additions or departures of key personnel.

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

Mr. Keyan Yan, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 37% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Our outstanding warrants may adversely affect the market price of our shares of common stock.

There are currently 393,836 warrants outstanding. Each warrant entitles the holder to purchase one share of common stock at a price of $172.50. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our shares of common stock or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we or lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

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

As of the date of this report, we have 2,591,299 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

We are a Republic of the Marshall Islands Company incorporated under the Marshall Islands Business Corporations Act (“BDA”) on January 26, 2012. We were originally organized under the name “Aquasition Corp.” for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. The address of the Company’s principal executive office is Xingfengge Building, Baogaiyupu Industrial Park, Shishi City, Fujian Province of china.

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

On July 10, 2017, we granted an aggregate of 215,000 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their services.

On February 10, 2018, we granted an aggregate of 285,000 restricted shares of common stock to certain executive officers and directors of the Company as compensations for their services.

On March 25, 2019, we granted an aggregate of 305,000 registered shares of common stock pursuant to our 2018 Equity Incentive Plan to our executive officers, directors and certain employees as compensations for their services.

On March 29, 2019, our board of directors approved the issuance of 15,000 shares of common stock to our Investor Relationship firm as compensation for their services. The issuance of the shares was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), for the offer and sale of securities not involving a public offering, and Regulation S promulgated thereunder. None of the shares have been registered under the Act and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is http://www.kbsfashion.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2018, our total capital expenditures and divestitures were $nil. For the years ended December 31, 2017 and 2016, our total capital expenditures and divestitures were $849,199 and $45,445, respectively. Such expenditures were primarily used construction of production facility and purchasing fire protection facility. Our operating cash flow mainly funded these capital expenditures.

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

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 4,056 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2018, this network was comprised of 1 corporate store owned and operated by the company and 40 franchised stores operated by 14 third party distributors or their sub-distributors. The number of stores has grown from 1 corporate store and 7 franchised stores as of December 31, 2006. In the years ended December 31, 2018, 2017 and 2016, sales through our corporate stores accounted for 13%, 29.4% and 13% of our total revenues respectively, and sales through distributors and whole sellers accounted for 73%, 66.5% and 78% of our revenues, respectively. Total revenue from corporate stores sales for fiscal year 2018 was $2.37 million, compared to $7.0 million for 2017 and $5.53 million for 2016.

From 2009 through 2018, total net sales decreased from $28.1 million to $18.53 million while the net profit decreased from $9.0 million to a net loss of -$8 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the national census in 2018, the population in China between 16-59 years-old was approximately 900 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 20 employees as of April 26, 2019. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 727 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2018, we had 1 KBS branded corporate stores and 32 franchised stores across 10 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2018, we had 11 distributors operating 32 franchised stores. All of our distributors have been working with us from 1 to 10 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 27 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to expand our online business and purchase one or more online sales platforms or online stores. Together with the change in consumer trends, online sales is now the most important sales channel in Chinese market and is becoming increasingly important globally. Sales from our stores and distributors have been steadily decreasing, and we are now in the process of identifying the best possible ways to establish and expand our online business. We plan to research and purchase one or more online sales platforms and online stores. We believe that KBS will have better opportunities to expand by purchasing online sales platforms or online stores in year 2019, and the management of KBS will keep on exploring other areas and business models, such as the use of artificial intelligence for brand promotion, learning customer preferences, and identifying shopping trends. We consider that our policy to expand our outreach using new technologies will add significant shareholder value.

●	We plan to expand our OEM sales by attracting more reputable and long-term clients. We just had the renewal of a framework sales contract with two major current customers: Hangzhou Zhi Yin Apparel Clothes Co., Ltd and Hangzhou Yiyuan Apparel Co., Ltd. These two sales contracts are expected to generate approximately RMB 28 million in total, of which RMB 20 million relates to Hangzhou Ziyin of new 450,000 orders and RMB 8 million relates to Hangzhou Yiyuan of new 160,000 orders for this year. We are also expanding our OEM business and to get more clients, especially to focus on online providers, as they have expanded their market share over the past years quickly together with the change in Chinese consumer’s preferences and occupy a large market share. By the time when we start executing the orders, we expect that we can have sustainable and increasing business.

●	We plan to invest in a Greece Based Private Smart Tech Apparel Company. We signed a letter of intent with Tribe, one of the most innovative smart clothing technology companies internationally. If the transaction is consummated, we conceive that this investment will enhance and expand significantly our client network and products offering. The smart clothing market is expected to surpass the 2 trillion US dollars in size in 2019 and we believe we are well positioned to capture a part of this market in the wider region.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City, Anhui Province, China, consisting of total 110,557 square meters of land. Currently this facility has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers, some successful online brand stores and fulfill some overseas orders. The construction of our facility commenced in 2011 and takes place in four phases: Phase 1 consists of the construction of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of facilities for Phase 1 and Phase 2 by the end of 2014. Although we have the designed capacity of 5 million pieces yearly, the facility currently may only produce 2 million pieces per year. Phase 3 construction has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Once the government settles with the local residents, the phase 3 and 4 can be continued. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 500 to 900 different styles of products each year and intend to increase the number of our product offerings in the future.

●	We plan to expand our international market and attract more orders from overseas. Starting from year 2016, we have been awarded international OEM orders for producing clothes with overseas brands. Such orders are usually large and continuous. Due to the completion of phase 2 construction of our Anhui factory, we have enough production capacity to take on large orders. The current utilization rate of the Anhui factory is still quite low and we expect to invest more in attracting more large orders from overseas.

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

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2018, the suggested retail prices of our products ranged from RMB 15 to RMB1,599 (approximately $2 to $237) for our apparel products and RMB178 to RMB1599 (approximately $26 to $236) for our accessory products. Since 2006, we have launched 4,056 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2018, our design and product development team consisted of 20 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 27 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

Starting from year 2015, design of our products comes from three channels. In addition to designing products by our in-house staff, we outsource to certain reputable designers. From time to time, our ODMs also will directly sell their designed products to us.

In a typical year, we design and make around 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 750 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 10 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of December 31, 2018, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. As part of our corporate strategy, we closed 17 corporate stores in last two years because of the low profitability of certain corporate stores. In the years ended December 31, 2018, 2017 and 2016, sales through our corporate stores accounted for 13%, 29.4% and 13% of our total revenues, respectively.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2018, we had 11 franchised distributors who operated 32 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 8 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 78 square meters as of December 2018. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 2,635 square meters as of December 31, 2018. In the years ended December 31, 2018, 2017 and 2016, sales through our distributors accounted for 73%, 63.3% and 78% of our revenues, respectively.

During each of the fiscal years ended December 31, 2016, 2017 and 2018, we had no customer exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 29.3%, 23.8% and 28.3% of our revenues in the years ended December 31, 2018, 2017 and 2016, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

●	Product Exclusivity. Our distributors are required to sell only our products at KBS branded retail outlets managed by them or authorized retailers.

●	Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

●	Duration. The distribution agreements generally have an initial term of one year and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

●	Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The discounted wholesale prices to distributors are classified into the following three categories: provincial distributor at a discount of 35% of retail price, district distributor is 30% of retail price and the wholesale distributor is 25% of retail price.

●	Minimum Purchase Requirement. Each of our distributors is customarily expected to purchase a minimum amount of our products for each trade fair held biannually according to their present and expected distribution network. The minimum is typically RMB800,000 (approximately $110,000) for each store.

●	Payment and Delivery. Normally, we expect distributors to pay us RMB0.5 million (approximately $74,000) to RMB1 million (approximately $148,148) as a deposit upon placing an order. Upon delivery of the orders, we will deduct amounts on deposit from the purchase price. For new and small district distributors, we normally require them to pay the balance before the delivery of its products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties or encouraging them to order more. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are normally expected to bear the related costs and expenses.

●	Return of Products. We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products. So far, we have not experienced any product returns due to expressed quality reasons.

●	Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor specific special offers.

●	Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, forfeiture of deposit, suspend supply of products and terminate the agreement in the event of any breach of such policies.

●	Termination. We may generally terminate the distribution agreements and seek indemnification in the event of breach by distributors. In the event of some types of breach, we may not terminate the agreement but have other remedies. For example, if a distributor fails to order all products provided for under the distributorship agreement, we may instead impose forfeiture of deposit or withhold certain benefits.

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

We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provide training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2018:

Location	As of December 31, 2018
Fujian	6
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	2
Chongqing	4
Tianjin	3
Hebei	4
Sichuan	4
Total	32

Pricing Policy

We sell our products to our distributors at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our stores to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors to ensure that they follow our pricing policy. See “Franchised Stores” above.

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

In 2017 and 2018, we produced about 0.30 million and 0.49 million units at the operating capacity of 15% and 25%.

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

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2018, we had 3 ODM contract manufacturers and 3 OEM contract manufacturers. In the years ended December 31, 2017 and 2016, we had 3 and 6 OEM contract manufacturers, respectively. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $8.38 million, $10.94 million and$26.1 million for years ended December 31, 2018, 2017 and 2016, respectively, accounting for approximately 27.3%, 31% and 66.8% of our total cost of sales in the respective periods.

As of December 31, 2018, our principal ODM and OEM contract suppliers included the following:

No.
1	Bai Tian Ni (Fujian) Clothing fabric Co. Ltd
2	Shishi Hua Lai Shi Clothing Co. Ltd
3	Jinjiang City Hongtawanheng trading Co. Ltd
4	Fujian Gumaite Clothing Technology Co. Ltd
5	Shishi Rongpeng Clothing Co. Ltd
6	Hubei Mingyuan Clothing Co. Ltd

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

In the years ended December 31, 2018, 2017 and 2016 our total advertising and promotional expenses amounted to approximately $1.21 million, $1.59 million and $1.55 million, respectively, which accounted for approximately 6.6%, 7.5% and 3.8% of our revenues in the respective periods.

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

Intellectual Property

We currently have the licenses to use two registered trademarks in the PRC.

The registered trademarks on which we have licenses are the following:

Trademark	Registration No.	Valid Term
KBS	4342760	Jan 1, 2019 - August 28, 2028

Ka bi sports	5462336	March 14, 2010 - March 12,2020

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

Regulation

Because our primary operating subsidiaries are located in China, we are subject to China’s national and local laws detailed below. We believe that we are in material compliance with all registrations and requirements for the issuance and maintenance of all licenses required by the governing bodies and that all license fees and filings are current. This section summarizes the major PRC regulations relating to our business.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, most recently amended in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required.

Regulations Relating to Product Quality

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

Regulations Relating to Consumer Protection

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

Regulations Related to Trademarks

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

Regulations Relating to Environmental Matters

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

We did not incur material costs in environmental compliance in fiscal years 2018, 2017 and 2016. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Regulations Related to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from the State Administration of Foreign Exchange by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the State Administration of Foreign Exchange or its local office.

On February 13, 2015, the State Administration of Foreign Exchange promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from the State Administration of Foreign Exchange. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of the State Administration of Foreign Exchange, may review the application and process the registration.

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise was promulgated on March 30, 2015 and became effective on June 1, 2015. According to this Circular, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts was promulgated and became effective on June 9, 2016. According to this Circular, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. This Circular provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. This Circular reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, the State Administration of Foreign Exchange promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to this Circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The State Administration of Foreign Exchange issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Circular 37 defines a “special purpose vehicle” as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 stipulates that, prior to making contributions into a special purpose vehicle, PRC residents or entities be required to complete foreign exchange registration with the State Administration of Foreign Exchange or its local branch. In addition, the State Administration of Foreign Exchange promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than the State Administration of Foreign Exchange in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not obtained registration as required before the implementation of the Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

The State Administration of Foreign Exchange promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by the State Administration of Foreign Exchange in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with the State Administration of Foreign Exchange or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We have adopted an equity incentive plan in 2018, under which we will have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014, respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Marshall Islands holding company may rely on dividend payments from Hongri PRC, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our other PRC subsidiaries to make remittance to Hongri PRC and on the ability of Hongri PRC to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiary to fund offshore cash and financing requirements.”

Regulations Relating to Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. These regulations, among other things, require that (i) PRC entities or individuals obtain approval from the Ministry of Commerce before they establish or control a special purpose vehicle overseas, provided that they intend to use the special purpose vehicle to acquire their equity interests in a PRC company at the consideration of newly issued share of the special purpose vehicle, or Share Swap, and list their equity interests in the PRC company overseas by listing the special purpose vehicle in an overseas market; (ii) the special purpose vehicle obtains approval from the Ministry of Commerce before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the special purpose vehicle obtains China Securities Regulatory Commission approval before it lists overseas. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Regulations Relating to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant implementing rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign-invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors—Risks Related to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to this Pilot Plan and the relevant notice, value added tax at a rate of 6% is generally imposed, on a nationwide basis, on the revenue generated from the provision of service in lieu of business tax in the modern service industries. Value added tax of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input value added tax paid on taxable purchases against the output value added tax chargeable on the modern services provided.

C.	Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D.	Property, Plants and Equipment

Our company has established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2018, this network was comprised of 1 corporate store owned and operated by us and 32 franchised stores operated by 11 third-party distributors or their sub-distributors.

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

In 2016, we closed 1 corporate store and as of December 31, 2018, we leased the premises for our sole remaining corporate store. We have undertaken various measures to verify the lessees’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. We rent some stores that were located in rural areas where land use rights are held collectively by villages and records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believe the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company. We paid a total of RMB720,000, RMB 720,000, and RMB 720,000, as rental fees for the existing corporate stores during the fiscal years 2016, 2017 and 2018, respectively. The total area of these 2 corporate stores is 158 square meters. The sales of each store and its location are shown below:

Area	Sales in fiscal year 2016(USD)	Sales in fiscal year 2017(USD)	Sales in fiscal year 2018(USD)
Shishi factory	1,240,354.74	772,299	691,431
Quanzhou Dayang (closed in 2016)	470,280.90	-	-
Total:	1,710,635.64	772,299	691,431

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2016, the suggested retail prices of KBS’s products ranged from RMB199 to RMB1,499 for its apparel products and RMB15 to RMB899 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched about 1,500,536 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 10 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2018, this network was comprised of 1 corporate store owned and operated by us and 32 franchised stores operated by 11 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. Because of the recent softening of economic growing in China and fierce competition from our competitors, online store sales of franchised stores and corporate stores went down in 2015 as compared with the previous year. In 2017 and 2018, the distributors closed 15 and 8 franchised stores, respectively, and we closed 1 corporate store in year 2016. We generate more revenues from OEM in 2018 and intend to generate more in OEM and target area from acquisitions.

KBS also acts as an original design manufacturer, or ODM, upon request. Income from such services accounted for 14%, 7.3% and 9% of revenue for the years ended December 31, 2018, 2017 and 2016, respectively.

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

A.	Principal Factors Affecting Financial Performance

Our operating results are primarily affected by the following factors:

●	Growth of China’s menswear industry. With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets. As a leading provider of casual menswear in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

●	Brand recognition. We derive all of our revenues from sales of the KBS branded products in China, and our success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin of us can achieve, and our ability to grow.

●	Ratio of franchised stores to corporate stores in our sales network. The ratio of franchised stores to corporate stores in terms of floor area in our sales network affects our results of operations in a given period. The franchised stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Corporate stores operated by us, on the other hand, despite incurring more significant capital expenditures as compared with franchised stores, allow us more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of our business. In addition, our corporate store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in our sales network will affect our gross profit margin.

●	Product offering and pricing. Our success depends on our ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of our products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes.

●	Fluctuations in raw material supply and prices. The per unit cost of producing our products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact our gross margins if we are not able to offset such price increases through increases in our selling price or changes in product offerings and mix.

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

Comparison of Fiscal Years Ended December 31, 2018, 2017 and 2016

The following table sets forth key components of our results of operations, for the years ended December 31, 2018, 2017 and 2016, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales

Revenue	18,535,115		23,762,536		41,200,205
Cost of sales	-20,851,252	-112%	-35,274,352	-148%	-39,041,932	-95%
Gross (loss)/profit	-2,316,137	-12%	-11,511,816	-48%	2,158,272	5%
Operating expenses
Distribution and selling expenses	-2,670,955	-14%	-3,265,380	-14%	-3,606,010	-9%
Administrative expenses	-4,907,020	-26%	-4,879,397	-21%	-3,543,993	-9%
Total operating expenses	-7,577,975	-41%	-8,144,776	-34%	-7,150,003	-17%
Other income	122,139	1%	461,564	2%	555,051	1%
Other gains and losses	-13,522,300	-73%	-122,244	-1%	-11,123,767	-27%
Loss from operations	-23,294,273	-126%	-19,317,272	-81%	-15,560,447	-38%
Finance costs	-96,444	1%	-96,385	0%	-71,783	0%
Change in fair value of warrant liabilities	0	0%	0	0%	3,409	0%
Loss before tax	-23,390,717	-126%	-19,413,657	-82%	-15,628,821	-38%
Income tax	5,422,119	29%	4,598,061	19%	3,726,133	9%
Loss for the year	-17,968,598	-97%	-14,815,596	-62%	-11,902,688	-29%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment for the respective periods is as follows:

By business	Distribution network			Corporate stores			OEM			Consolidated
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Sales to external customers	13,584,754	15,034,800	32,127,083	2,375,773	6,983,592	5,529,985	2,574,588	1,744,144	3,543,137	18,535,115	23,762,536	41,200,205
Segment	13,584,754	15,034,800	32,127,083	2,375,773	6,983,592	5,529,985	2,574,588	1,744,144	3,543,137	18,535,115	23,762,536	41,200,205
% of Sales	73%	63%	78%	13%	29%	13%	14%	7%	9%	100%	100%	100%
Segments gross margins	2,245,944	2,277,858	6,623,617	-5,402,994	-14,291,680	-5,727,349	845,700	502,007	1,262,005	-2,316,136	-11,511,816	2,158,273
Gross margin rate	17%	15%	21%	-227%	-205%	-104%	33%	29%	36%	-12%	-48%	5%

Segment sales

For the year ended December 31, 2018, total revenue decreased by 22% from $23.8 million in 2017 to $18.5 million. Our total revenue of 2017 decreased by 33% from $41.2 million to $23.8 million for the year ended December 31, 2016. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —Revenue from the Company’s distributor network in year 2018 decreased by 10% from $15 million in 2017 to $13 million primarily due to a decrease in sales volume. There was a decrease of revenue from the Company’s distributor network in year 2017 by 53% from $32.1 million in year 2016 primarily due to a decrease in sales volume. The distributor segment accounted for 73% of the total revenue in 2018, compared to 63% and 78% during years 2017 and 2016, respectively.

In year 2018, gross profit margin for the company’s distributor network increased to 17% from 15% for year 2017 as the company adjusted the selling price of new products. The sales went down in year 2018 because we suspended sales of new products to some distributors which failed to pay off debts to us due to overstock during previous periods. We also terminated some cooperation with some distributors due to their failure to pay off debts owed to us.

In year 2017, gross profit margin for the company’s distributor network decreased to 15% from 21% for year 2017 as the company adjusted the selling price, and the sales went down in year 2017 because we suspended sales of new products to some distributors which failed to pay off debts to us due to overstock during previous periods. We also terminated some cooperation with some distributors due to their failure to pay off debts owed to us.

The Company’s distributor network currently consists of 11 distributors in 12 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2018, distributors operated a total of 32 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate store sale for fiscal year 2018 was $2.37 million, compared to $6.98 million for year 2017. In 2018 sales from corporate store decreased as compared to 2017 due to a decrease in promotion sales of repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

Total revenue from corporate store sales for fiscal year 2017 was $6.98 million, compared to $5.53 million for year 2016. In 2017 sales from corporate stores increased as compared to 2016 due to an increase in sales volume, which in turn was mainly attributable to the increase in promotion sales on repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

As of December 31, 2018, we operated 1 corporate store which located in Fujian. Total revenue from corporate store sales of 2018 decreased as compared to 2017 because of the decrease the promotion sales of repurchased inventory.

The corporate store segment contributed 14% of total revenue in 2018, compared to 29% of 2017 and 13% of 2016. Gross profit margin for the Company’s corporate store was -232% in 2018, compared to -205% in 2017 and -104% in 2016. The margin compression from 2016 to 2018 is primarily due to: 1) close of 1 corporate store in 2016 and the sale of its inventory at a lower price; 2) reduction of sale price of our goods in corporate stores to stimulate sales; 3) loss from sales of repurchased inventory from certain distributors which sold at big discounted price in year 2017 and year 2018.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by us. Revenue from the OEM segment increased by $0.83 million to $2.57 million for year ended December 31, 2018, compared to $1.74 million for year ended December 31, 2017. Gross profit margin increased to 33% from 29% of year 2017. Revenue from the OEM segment decreased by $1.79 million to $1.74 million for year ended December 31, 2017, compared to $3.53 million for year ended December 31, 2016. Gross profit margin decreased to 29% from 36% of year 2016. Our revenues from sales of OEM represented 14%, 9% and 9%, respectively of our total revenues for years ended December 31, 2018, 2017 and 2016.

 Cost of sales and gross profit rate

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Our cost of sales decreased from $35 million in year 2017 to $21 million in year 2018. The decrease was mainly due to the decrease in repurchased inventory from certain distributors compared to year 2017.

The gross profit rate increased from -48% in year 2017 to -12% in year 2018 due to 1) a decrease in the number of promotion sales in repurchased inventory from certain distributors compared to year 2017. We reacquired excess inventory of RMB 55 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 40 million; 2) the higher price of updated new products and improvement of products quality; 3) higher profit margin of OEM segments due to lower amortized fixed fees from big orders from certain customers. In order to keep long-term relationships with our distributors and support their continued operation, we decided to continue to buy back some excessive inventory from certain distributors in 2018 and thereafter.

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

Administrative expenses

Administrative expenses increased by $0.02 million or 1% to $4.9 million for year 2018 from $4.88 million for 2017. The change was mainly due to the decrease of outsourcing design expense and the increase of the company’s share-based compensation paid to officers and directors of the company.

Administrative expenses increased by $1.34 million or 37% to $4.88 million for year 2017 from $3.54 million for 2016. The increase was mainly due to the increase in design staff expenses and the increase attributable to the company’s share-based compensation paid to officers and directors of the company.

Distribution and selling expenses

The selling and distribution expenses decreased by $0.59 million or 18% to $2.7 million for the year ended December 31, 2018 from $ 3.2 million in 2017, primarily due to the decrease of advertisement expense, products promotion expenses and entertainment expenses.

The selling and distribution expenses decreased by $0.34 million or 9.45% to $3.2 million for the year ended December 31, 2017 from $ 3.6 million in 2016, primarily due to the decrease of advertisement expenses and promotion expense of products including placement order meeting expense.

The advertisement expenses of 2018, 2017 and 2016 are relatively even and selling expenses accounted for 6.6%, 7.5% and 9% for 2018, 2017 and 2016, respectively.

Other gains and losses

Other gains and losses increased by $13.4 million, or 10,875%, to -$13.52 million for the year ended December 31, 2018 from -$0.12 million for year 2017. The increase was mainly due to the impairment on Anhui property due to the decrease of its fair value.

Other gains and losses decreased by $11 million, or 98.9%, to -$0.12 million for the year ended December 31, 2017 from -$11.1 million for year 2016. The decrease was mainly due to the fact that there was no additional provision on bad debts from three clients as in 2016.

Profit for the year

We had a loss of $18 million in 2018 as compared to a loss of $14.81 million for 2017, representing a decrease of profit of $3 million or 21%. Net margin was -97% for the year ended December 31, 2018, compared to -62% for the year ended December 31, 2017.

We had a loss of $14.81 million in 2017 as compared to a loss of $11.9 million for 2016, representing a decrease of profit of $2.91 million or -25%. Net margin was -62% for the year ended December 31, 2017, compared to -29% for the year ended December 31, 2016.

Profit for the year decreased from 2018 to 2017 mainly due to the following reasons:(1)the impairment on Anhui property due to the decrease of its fair value (2) the distribution and selling expenses decreased to a small portion of total revenue and the revenue also decreased compared to year ended December 31, 2017; (3) a slowdown in demand in menswear resulted from competition from online sales and other international brands, which led to an oversupply in recent years and our distributors faced difficulties in selling products and paying back the balance owed to us. We reacquired an excess inventory of RMB 55 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 40 million.

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

B.	Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $21,026,103. Our cash and cash equivalents consist of cash on hand and cash in the banks. We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31
	2018	2017	2016
Net cash provided by (used in) operating activities	$(3,703,354)	$1,922,252	$3,194,287
Net cash provided by (used in) investing activities	52,932	(865,365)	45,445
Net cash provided by (used in) financing activities	(256,870)	(1,095,910)	1,679,509
Net increase (decrease) in cash and cash equivalents	(3,907,291)	(39,024)	4,919,241
Effects of exchange rate change in cash	(1,117,062)	1,513,138	(1,556,980)
Cash and cash equivalents at beginning of the period	26,050,456	24,576,341	21,214,080
Cash and cash equivalent at end of the period	$21,026,103	$26,050,456	$24,576,341

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

Net cash used in operating activities in fiscal year 2018 was $3.7 million, compared with net cash provided by operating activities of $1.9 million in the year ended December 31, 2017. The change is mainly due to the increase of provision of Anhui property and the increase of deferred tax due to the loss of fiscal year 2018.

Net cash provided by operating activities in fiscal year 2017 was $1.9 million, compared with $3.2 million in the year ended December 31, 2016. The change is mainly due to the decrease in the amount of collection of account receivable.

Investing Activities

Net cash provided by investing activities in fiscal year 2018 was $0.05 million, compared with $0.8 million net cash used in investing activities in 2017. The net cash provided in investing activities in 2018 was interest received from our bank deposits.

Net cash used in investing activities in fiscal year 2017 was $0.8 million, compared with $0.04 million net cash provided by investing activities in 2016. The net cash used in investing activities in 2017 was to purchase fire protection facility.

Financing Activities

Net cash used in financing activities in fiscal year 2018 was $0.26 million, compared with $1.1 million net cash used in financing activities in 2017. It mainly consisted of repayment of bank loans in 2018.

Net cash used in financing activities in fiscal year 2017 was $1.1 million, compared with $1.68 million net cash provided by financing activities in 2016. It mainly consisted of interests paid for our bank loans.

Loans, Other Commitments, Contingencies

As of December 31, 2018, we had bank loans in an amount of $1,092,785. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

C.	Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products create new products and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected,” —“If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue,” and —“Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results—Results of Operations—Research and development expenses”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2018.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Construction Obligations	$64,088,236
Operating Lease Obligations	$78,532	146,705	2,225,030
Total	$64,166,768	146,705	2,225,030

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the on-time budget on every phase. The majority of funds for construction expenses came from the cash balance on the account as of December 31, 2018 and the new profit of following year.

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

Revenue recognition (applicable from January 1, 2018)

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Rental income is recognised on a time proportion basis over the lease terms.

Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably.

Revenue recognition (applicable before January 1, 2018)

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

Value added tax (VAT)

Output VAT is 16% of product sales and taxable services revenue, according to tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

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

Financial instruments – investments and other financial assets (applicable from January 1, 2018)

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition (applicable from January 1, 2018)” below.

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

The Group measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the income statement and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the income statement.

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under HKAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognised as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the income statement. This category includes derivative financial instruments and structured bank deposits.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments – impairment of financial assets (applicable from January 1, 2018)

The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt instruments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets (applicable from January 1, 2018)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments – financial liabilities (applicable from January 1, 2018)

Initial recognition and measurement

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the income statement.

Financial instruments – derecognition of financial liabilities (applicable from January 1, 2018)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Financial instruments – offsetting financial instruments (applicable from January 1, 2018)

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Financial instruments (applicable before January 1, 2018)

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

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Keyan Yan	47	Chairman and Chief Executive Officer
Themis Kalapotharakos	44	Executive Director
LixiaTu	37	Chief Financial Officer and Director
John Sano	49	Independent Director
Matthew C. Los	54	Independent Director
Zhongmin Zhang	76	Independent Director
Yuet Mei Chan	38	Independent Director

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

Mr. Yuet Mei Chan. Ms. Chan became our director on July 10, 2017. She has over 15 years of experience in the banking industry. She held several senior positions in a prestigious bank in Hong Kong from 2001-2016. She is currently a financial consultant at AIA and specializes in analyzing financial situations and market trends. Ms. Chan holds a diploma in Computing and Business Studies from Hong Kong St. Perth College.

No family relationship exists between any of the persons named above.

B.	Compensation

In 2018, we paid an aggregate of approximately $207,268 in cash as compensation to our directors and senior management as a group, and some of our directors and executive officers also received compensation in the form of annual salaries and bonuses. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

On February 10, 2018, we granted an aggregate of 285,000 restricted shares of common stock to our executive officers and directors as compensations for their services. All the shares vested immediately upon granting.

On March 25, 2019, we granted an aggregate of 305,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their service. All the shares vested immediately upon granting.

2018 Equity Incentive Plan

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, pursuant to which the Company may offer up to two million shares of common stock as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2018 Plan. As of December 31, 2018, we have not granted any equity awards under the 2018 Plan.

The following paragraphs summarize the terms of our 2018 Plan:

Purpose. The purposes of the 2018 Plan are to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of awards of or pertaining to our common stock. The 2018 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the administrator of the 2018 Plan may determine.

Administration. The 2018 Plan is administered by our Board. The administrator has the authority to determine the specific terms and conditions of all awards granted under the 2018 Plan, including, without limitation, the number of shares of common stock subject to each award, the price to be paid for the shares and the applicable vesting criteria. The administrator has discretion to make all other determinations necessary or advisable for the administration of the 2018 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to employees, directors or consultants either alone or in combination with any other awards. ISOs may be granted only to employees of the Company, and of any parent or subsidiary.

Shares Available for Issuance Under the 2018 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of shares that may be issued under the 2018 Plan is 2,000,000 shares of common stock, (b) to the extent consistent with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), not more than an aggregate of 2,000,000 shares of common stock may be issued under ISOs, and (c) not more than 200,000 shares of common stock (or for awards denominated in cash, the Fair Market Value of 200,000 shares of common stock on the Grant Date, as defined in the 2018 Plan), may be awarded to any individual participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2018 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2018 Plan or otherwise determined by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. However, the administrator may, at or after the grant of an award other than an ISO, provide that such award may be transferred by the recipient to a “family member” (as defined in the 2018 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the administrator, acting in its sole discretion, and as required by our Amended and Restated Articles of Incorporation. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Termination of, or Amendments to, the 2018 Plan. The Board may at any time amend, alter, suspend or terminate the 2018 Plan, provided that the Company will obtain shareholder approval of any 2018 Plan amendment to the extent necessary and desirable to comply with applicable Laws. No amendment, alteration, suspension or termination of the 2018 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of the 2018 Plan will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

The 2018 Plan will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

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

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D.	Employees

As of December 31, 2018, we employed 370 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	28
Marketing, Sales and Distribution	18
Design and Product Development	20
Production	281
Procurement, Warehousing and Logistics	19
Quality and Assurance	7
TOTAL	370

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 26, 2019 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	964,320		37.21%
Lixia Tu	Chief Financial Officer and Director	Common Stock	60,000		2.32%
Themis Kalapotharakos	Director	Common Stock	40,000		1.54%
John Sano	Director	Common Stock	5,000		0.19%
Matthew C. Los	Director	Common Stock	40,000		1.54%
Zhongmin Zhang	Director	Common Stock	10,000		0.39%
Yuet Mei Chan	Director	Common Stock	10,000		0.39%

All officers and directors as a group (7 persons named above)			1,129,320		43.58%
5% Security Holders
Keyan Yan (3)		Common Stock	964,320		37.21%
Alliance Investment Management Limited(4)		Common Stock	195,488	(4)	7.54%

*	Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of April 26, 2019, a total of 2,591,299 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Includes 20,000 shares of common stock owned by Bizhen Chen, Mr. Yan’s wife.

(4)

Based solely on Schedule 13D filed with the SEC on August 8, 2018, in which Alliance Investment Management reported it has sole voting and dispositive power with respect to 195,488 shares of our common stock. The address of the reporting person is 7 Belmont Road, Kingston, Jamaica.

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

From time to time, KBS and its subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2017 and 2016, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31, 2018 and 2017, the balance of these amounts we borrowed from Mr. Yan was $485,302 and $35,483, respectively.

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

Approximate Number of Holders of Our Securities

On April 26, 2019, there was 1 holder of record of our Units, 359 shareholders of record of our common stock and 1 holder of record of our Warrants. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of date of this report, there are 2,591,299 shares of common stock issued and outstanding. We have never issued any preferred stock.

●	As of date of this report, we have 717 IPO Units outstanding.

●	As of date of this report, we have 393,836 warrants outstanding (including 369,302 IPO Warrants and 24,534 Placement Warrants), each warrant entitles the holder to purchase one share of common stock at a purchase price of $172.5.

B.	Memorandum and Articles of Association

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D.	Exchange Controls

Marshall Islands Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our common stock.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We adopted an equity incentive plan in 2018, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from IST, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to IST and on the ability of IST to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Related to Doing Business in China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business”

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

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of our common stock.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our common stock that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our common stock may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.kbsfashion.com.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.93 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2018. As of December 31, 2018, our accumulated other comprehensive income was -$1.8 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the our internal control over the financial reporting as of December 31, 2018, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Matthew C. Los (who serves as chairman), John Sano andYuet Mei Chan. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Matthew C. Los is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B.	CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015 and is also available on our website at www.kbsfashion.com. During the fiscal year ended December 31, 2018, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2018	2017
Audit Fees*	$120,000	$110,000
Audit-Related Fees		-
Tax Fees		-
TOTAL	$120,000	$110,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. The home country practices that we follow in lieu of NASDAQ’s corporate governance rules are as follows:

●	we currently do not have a nominating committee or a compensation committee;

●	we did not hold an annual shareholder meeting in fiscal 2018; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals; and

●	in lieu of obtaining shareholder approval prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, the board of directors approves such adoption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on February 3, 2017)
1.4	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Unit Certificate (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.3	Specimen of Public Redeemable Warrant Certificate (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.4	Specimen Placement Unit Certificate (incorporated by reference to Exhibit 4.4 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).
2.5	Specimen Placement Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).
2.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.6 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
2.7	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.7 to the Amendment No. 3 to the registrant’s Registration Statement on Form F-1 filed on October 15, 2012 (Commission File No. 333-180571)).
4.1	Form of Registration Rights Agreement among the Registrant and the founders (incorporated by reference to Exhibit 10.5 to the Amendment No. 1 to the registrant’s Registration Statement on Form F-1 filed on June 5, 2012 (Commission File No. 333-180571)).
4.2	Form of Placement Unit Purchase Agreement between the registrant and the founders (incorporated by reference to Exhibit 10.6 to the Amendment No. 4 to the Registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
4.3	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 10.1 to the Registration Report on Form 6-K filed by the registrant on April 4, 2014)
4.4	Frist Amendment to Share Exchange Agreement and Plan of Liquidation, dated June 21, 2014 by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Limited, Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit (D)(3) to Amendment No.4 to the Schedule TO filed by the registrant on July 9, 2014)
4.5	Voting Agreement , dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa and Chan Sun Keung (incorporated by reference to Exhibit 4.11 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)

Exhibit No.	Description
4.6	Form of Resale Lock-Up Agreement, dated August 1, 2014, by and among Aquasition Corp., Aquasition Investments Corp., Cheung So Wa, Chan Sun Keung and other named parties(incorporated by reference to Exhibit 4.12 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
4.7	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
4.8	Employee Agreement with Lixia Tu, dated June 25, 2015 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
4.9	2018 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on December 27, 2018)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from WWC, P.C., Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: April 30, 2019	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2018, 2017, and 2016

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
KBS Fashion Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The Company incurred significant losses during the year ended December 31, 2018. The losses were related to the sale of products at discounted prices and impairment loss charged during the year. During the year, the Company completed its cash management strategy that was put in place in 2017.

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

April 30, 2019

KBS Fashion Group Limited

Consolidated Statements of Comprehensive Income/ (Loss)

For the years ended December 31, 2018, 2017, 2016

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2018	2017	2016
Revenue	8	18,535,115	23,762,536	41,200,205
Cost of sales	9	(20,851,252)	(35,274,352)	(39,041,932)
Gross (loss)/profit		(2,316,137)	(11,511,816)	2,158,273

Other income	10	122,139	461,564	555,051
Other gains and (losses)	11	(13,522,300)	(122,243)	(11,123,767)
Distribution and selling expenses	12	(2,670,955)	(3,265,380)	(3,606,010)
Administrative expenses	13	(4,907,020)	(4,879,397)	(3,543,993)
Loss from operations		(23,294,273)	(19,317,272)	(15,560,446)

Finance costs	14	(96,444)	(96,385)	(71,783)
Change in fair value of warrant liabilities	31	-	-	3,409

Loss before tax		(23,390,717)	(19,413,657)	(15,628,820)

Income tax income	15	5,422,119	4,598,061	3,726,133

Loss for the year	16	(17,968,598)	(14,815,596)	(11,902,687)
Other comprehensive (loss) income
-currency translation differences		(3,071,697)	4,810,715	(6,125,433)
Total comprehensive loss for the year		(21,040,295)	(10,004,881)	(18,028,120)

Loss per share of common stock attributable to the Company
-Basic	19	(8.06)	(7.96)	(6.80)
-Diluted	19	(8.06)	(7.96)	(6.80)
Weighted average shares outstanding:
-Basic	19	2,229,915	1,860,831	1,750,142
-Diluted	19	2,229,915	1,860,831	1,750,142

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Financial Position

As at December 31, 2018, and 2017

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2018	2017
Non-current assets
Property, plant and equipment-net	20	12,173,808	27,824,523
Prepayments and premiums under operating leases	21	2,371,735	2,568,199
Prepayment for construction of new plant	22	-	-
Prepayment for acquisition of land use right	23	-	-
Land use rights	24	603,503	648,652
Deferred tax assets	15	14,688,829	9,924,944
		29,837,875	40,966,318
Current assets
Inventories	25	1,245,800	1,806,212
Trade receivables	26	8,122,223	10,501,543
Other receivables and prepayments	26	855,473	1,901,268
Subsidies prepaid to distributors		-	-
Prepayments and premiums under operating leases	21	78,532	83,907
Cash and cash equivalents	27	21,026,103	26,050,456
		31,328,131	40,343,386
Total assets		61,166,006	81,309,704
Current liabilities
Short term bank loans	30	1,092,783	1,606,930
Trade and other payables	28	5,278,460	5,451,830
Related parties payables	29	445,614	154,137
Contract liabilities		47,828	69,612
		6,864,685	7,282,509
Non-current liability
Warrant liabilities	31	-	-
		-	-
Total liabilities		6,864,685	7,282,509
Equity
Share capital	32	227	198
Share premium	32	8,000,561	6,686,169
Revaluation reserve	33	184,272	184,272
Statutory surplus reserve	33	6,084,836	6,084,836
Retained profits	33	46,178,213	64,146,811
Foreign currency translation reserve	33	(6,146,788)	(3,075,091)
		54,301,321	74,027,195
Total liabilities and equity		61,166,006	81,309,704

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017, 2016

(Stated in U.S. Dollars)

						Foreign
				Statutory		currency
	Share	Share	Revaluation	surplus	Retained	translation
	capital	premium	reserve	reserve	profits	reserve	Total
	(Note 32)	(Note 32)	(Note 33)	(Note 33)	(Note 33)	(Note 33)
Balance at January 1, 2016	170	5,627,247	-	6,069,457	90,880,473	(1,760,373)	100,816,974
Reclassification of revaluation surplus	-	-	184,272	-	-	-	184,272
Shares issued for stock-based compensation	7	428,993	-	-	-	-	429,000
Loss for the year	-	-	-	-	(11,902,687)	-	(11,902,687)
Other comprehensive loss for the year	-	-	-	-	-	(6,125,433)	(6,125,433)
Appropriation to statutory surplus reserve	-	-	-	15,379	(15,379)	-	-
Balance at December 31, 2016	177	6,056,240	184,272	6,084,836	78,962,407	(7,885,806)	83,402,126
Shares issued for stock-based compensation	21	629,929	-	-	-	-	629,950
Loss for the year	-	-	-	-	(14,815,596)	-	(14,815,596)
Other comprehensive income for the year	-	-	-	-	-	4,810,715	4,810,715
Balance at December 31, 2017	198	6,686,169	184,272	6,084,836	64,146,811	(3,075,091)	74,027,195
Shares issued for stock-based compensation	29	1,314,392	-	-	-	-	1,314,421
Loss for the year	-	-	-	-	(17,968,598)	-	(17,968,598)
Other comprehensive loss for the year	-	-	-	-	-	(3,071,697)	(3,071,697)
Balance at December 31, 2018	227	8,000,561	184,272	6,084,836	46,178,213	(6,146,788)	54,301,321

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017, 2016

(Stated in U.S. Dollars)

	Year ended December 31,
	2018	2017	2016
OPERATING ACTIVITIES
Loss for the year	(17,968,598)	(14,815,596)	(11,902,687)
Adjustments for:
Share-based payment	1,314,420	629,950	429,000
Finance cost	96,444	96,385	71,783
Change in fair value of warrant liabilities	-	-	(3,409)
Interest income	(71,693)	(81,517)	(85,482)
Depreciation of property, plant and equipment	1,521,725	1,510,213	1,942,735
Amortization of prepaid lease payments and trademark	14,545	14,307	19,009
Amortization of subsidies prepaid to distributors	-	401,259	910,537
Amortization of prepayments and premiums under operating leases	107,088	105,340	118,783
Provision/(reversal) of inventory obsolescence	196,124	101,256	(1,667)
Bad debt provision of trade receivables	-	-	331,196
Gain on disposal of property, plant and equipment	940	2,418	1,441
Provision of impairment loss in property, plant and equipment	13,311,557	-	-
Provision of impairment loss in prepayments	-	-	11,649,038
Operating cash flows before movements in working capital	(1,477,448)	(12,035,985)	3,480,277

Decrease in trade and other receivables	1,941,336	13,983,781	7,265,940
Decrease in inventories	294,204	669,923	889,384
Increase/(decrease) in trade and other payables	2,036	522,839	(1,080,978)
(Decrease)/increase in income tax payable	-	(263,333)	155,632
Increase in deferred tax assets	(5,422,119)	(4,598,061)	(3,779,923)
Prepayments and premiums paid under operating leases	958,638	3,645,471	(1,761,155)
Subsidies prepaid to distributors	-	-	(910,537)
CASH GENERATED FROM OPERATING ACTIVITIES	(3,703,353)	1,924,635	4,258,640

Income tax paid	-	(2,385)	(1,064,351)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	(3,703,353)	1,922,250	3,194,289

INVESTING ACTIVITIES
Interest received	71,693	81,517	85,482
Purchase of property, plant and equipment	(18,761)	(946,882)	(40,037)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	52,932	(865,365)	45,445

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017, 2016

(Stated in U.S. Dollars)

	Year ended December 31,
	2018	2017	2016
FINANCING ACTIVITIES
Interest paid	(96,444)	(96,385)	(71,783)
New bank loans raised	1,130,840	1,557,336	1,578,289
Repayment of borrowings	(1,583,175)	(1,557,336)	-
Advance from related party	299,542	387,030	173,003
Repayment to related party	(7,633)	(1,386,555)	-
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	(256,870)	(1,095,910)	1,679,509

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(3,907,291)	(39,025)	4,919,243
Effects of currency translation	(1,117,062)	1,513,140	(1,556,982)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,050,456	24,576,341	21,214,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	21,026,103	26,050,456	24,576,341

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to Financial Statements

1.	GENERAL INFORMATION

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

Except as described below, for the year ended December 31, 2018 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2018 in the preparation of the consolidated financial statements throughout the year.

IFRS 2 (amendments) Classification and Measurement of Share-based Payment Transactions

IAS 40 (amendments) Transfers of Investment Property

Annual improvements to IFRSs 2014–2016 cycle

Amendments to IAS 28 Investments in Associates and Joint Ventures

Amendments to IFRS 11: Accounting for acquisitions of interests in joint operations

IFRIC 22 Foreign Currency Transactions and Advance Consideration

Amendments to IAS 16 and IAS 38: Clarification of acceptable methods of depreciation and amortization

Amendment to IAS 27: Equity method in separate financial statements

Amendments to IFRS 10, IFRS 12 and IAS 28: Investment entities: applying the consolidation exception

Amendments to IAS 1: Disclosure initiative

Other than as explained below regarding the impact of IFRS 9 and IFRS 15, the adoption of the above new and revised standards had no significant financial effect on these financial statements. Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2018 are not material to the Group.

KBS Fashion Group Limited

Notes to Financial Statements

IFRS 9, Financial instruments

The Company has initially adopted IFRS 9, Financial instruments from January 1, 2018. IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

Based on the assessment by the Company, there is no significant cumulative effect of the initial application of IFRS 9 at January 1, 2018 in accordance with the transition requirement.

Classification and measurement of financial assets and financial liabilities IFRS 9 contains three principal classification and measurement categories for financial assets: amortised cost, FVOCI, and fair value through profit or loss (“FVTPL”).

The classification for debt instruments is determined based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the asset. A debt instrument will be measured at amortised cost if the instrument is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the debt instrument is calculated using the effective interest method.

For equity instruments, the classification is FVTPL regardless of the entity’s business model. The only exception is if the equity instrument is not held for trading and the entity irrevocably elects to designate that instrument as FVOCI. If an equity instrument is designated as FVOCI then only dividend income on that instrument will be recognised in profit or loss. Gains or losses on that instrument will be recognised in other comprehensive income without recycling through profit or loss.

For an explanation of how the Group classifies and measures financial assets and recognises related gains and losses under IFRS 9, see note 4, significant accounting policies.

The measurement categories and carrying amounts for all financial liabilities at January 1, 2018 have not been impacted by the initial application of IFRS 9.

The Group did not designate or re-designate any financial asset or financial liability at FVTPL at January 1, 2018.

Further, IFRS 9 replaces the “incurred loss” model in IAS 39 with an ECL model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises credit losses earlier than under the “incurred loss” model in IAS 39.

KBS Fashion Group Limited

Notes to Financial Statements

For further details on the Group’s accounting policy for accounting for credit losses, see note 4, significant accounting policies.

The Group has concluded that there is no material impact for the initial application of the new impairment requirements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 establishes a five-step model comprehensive framework for the recognition of revenue from contracts with customer: (i) identify the contract; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognise revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company’s business model is straight forward and its contracts with customers for the sale of goods include only single performance obligation. The Company has concluded that revenue from sale should be recognised at the point of time when a customer obtains control of goods. The Company has concluded that the initial application of IFRS 15 does not have a significant impact on the Company’s revenue recognition.

Under IFRS 15, a contract liability, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Company recognises the related revenue, or when the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer (i.e. refund liability). To reflect this change in presentation, contract liabilities, including receipts in advance from customers and refund liabilities are now separately presented as contract liabilities at December 31, 2018, as a result of the adoption of IFRS 15.

KBS Fashion Group Limited

Notes to Financial Statements

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

IFRS 16 Leases(1)

IFRS 17 Insurance Contracts(2)

Amendments to IFRS 9 Prepayment Features with Negative Compensation(1)

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures(1)

Annual Improvements to IFRS Standards 2015–2017 Cycle - Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs(1)

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement(1)

IFRS 10 Consolidated Financial Statements and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(3)

IFRIC 23 Uncertainty over Income Tax Treatments(1)

(1) Effective for the accounting period beginning on January 1, 2019.

(2) Effective for the accounting period beginning on January 1, 2021.

(3) The effective date of the amendments has yet to be set by the IASB

The Company will apply the above new standards and amendments to standards when they become effective. The Company is in the process of making an assessment of the impact of the above new standards and amendments to standards.

In relation to IFRS 16, the standard will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of 2,450,267, see Note 34. However, the Company has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

The standard is mandatory for accounting periods commencing on or after January 1, 2019. At this stage, the Company does not intend to adopt the standard before its effective date.

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

KBS Fashion Group Limited

Notes to Financial Statements

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2016	USD 1.00= RMB 6.9370	USD 1.00=RMB 6.6528
December 31, 2017	USD 1.00= RMB 6.5924	USD 1.00=RMB 6.7423
December 31, 2018	USD 1.00= RMB 6.8632	USD 1.00=RMB 6.6322

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2016	USD 1.00= HKD 7.7552	USD 1.00=HKD 7.7614
December 31, 2017	USD 1.00= HKD 7.8170	USD 1.00=HKD 7.7928
December 31, 2018	USD 1.00= HKD 7.8329	USD 1.00=HKD 7.8636

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Revenue recognition (applicable from January 1, 2018)

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Rental income is recognised on a time proportion basis over the lease terms.

Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably.

KBS Fashion Group Limited

Notes to Financial Statements

Revenue recognition (applicable before January 1, 2018)

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

Specifically, revenue from sale of goods is recognized when the goods are delivered, and title has passed.

Contract liabilities (applicable from 1 January 2018)

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract.

Value added tax (VAT)

Output VAT is 16% of product sales and taxable services revenue, according to tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Financial instruments – investments and other financial assets (applicable from January 1, 2018)

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition (applicable from January 1, 2018)” below.

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

KBS Fashion Group Limited

Notes to Financial Statements

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

The Group measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the income statement and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to the income statement.

KBS Fashion Group Limited

Notes to Financial Statements

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognised as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the income statement. This category includes derivative financial instruments and structured bank deposits.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments – impairment of financial assets (applicable from January 1, 2018)

The Group recognises an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

KBS Fashion Group Limited

Notes to Financial Statements

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt instruments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets (applicable from January 1, 2018)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments – financial liabilities (applicable from January 1, 2018)

Initial recognition and measurement

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

KBS Fashion Group Limited

Notes to Financial Statements

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the income statement.

Financial instruments – derecognition of financial liabilities (applicable from January 1, 2018)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Financial instruments – offsetting financial instruments (applicable from January 1, 2018)

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Financial instruments (applicable before January 1, 2018)

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Provision for expected credit losses on trade receivables

The Group estimates the loss allowances for trade receivables by assessing the ECLs. This requires the use of estimates and judgements. ECLs are based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of reporting period. Where the estimation is different from the previous estimate, such difference will affect the carrying amounts of trade receivables and thus the impairment loss in the period in which such estimate is changed. The Group keeps assessing the expected credit loss of trade receivables during their expected lives.

Impairment Losses

Impairment losses are based on an assessment of the investment or long-lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss are based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit loss during the period.

KBS Fashion Group Limited

Notes to Financial Statements

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2018 and 2017 amounted to $nil and $nil, respectively.

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

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

During the years ended December 31, 2018, 2017, and 2016, the Company recognized impairment losses of $nil, $nil, and $4,659,838, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2018, 2017, and 2016, the Company recognized impairment losses of $nil, $nil, and $6,989,200, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2018, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

During the years ended December 31, 2018, 2017, and 2016, the Company recognized impairment losses of $13,311,557, $nil, and $nil, respectively, for a part of its factory plant in Anhui that is not currently in use. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the factory plant has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

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

For the factory plant, the Company provided an estimate of its fair value based on the time value approach. The estimated fair value belongs to Level 3 of the fair value hierarchy because the input is not easily observable. Using this approach, the Company calculates the time value of money of the amount recoverable based on the Company’s weighted average cost of capital (“WACC”) in order to arrive at its fair value. The Company uses this approach to determine its recoverable amount because a part of the factory plant is not readily resalable. Significant assumptions used in this estimation include using the WACC, which is comprised of the Company’s metrics of return of equity, return of debt, the relevant weights of the returns of equity and debt, and tax rate, in determining the fair value. As a result, as at December 31, 2018, the Company recorded as impairment loss in the amount of $13,311,557 in 2018, which brings the carrying value of the part of the factory plant not in use down to $0 as management is unable to assert the recoverability of such asset.

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

	Wholesale			Retail			Subcontracting			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Sales to external customers	13,584,754	15,034,800	32,127,083	2,375,773	6,983,592	5,529,985	2,574,588	1,744,144	3,543,137	18,535,115	23,762,536	41,200,205
Segment revenue	13,584,754	15,034,800	32,127,083	2,375,773	6,983,592	5,529,985	2,574,588	1,744,144	3,543,137	18,535,115	23,762,536	41,200,205
Segment gross margins/(loss)	2,245,944	2,277,858	6,504,893	(5,402,994)	(14,291,680)	(5,668,061)	840,914	502,007	1,321,441	(2,316,137)	(11,511,815)	2,158,273
Reconciling items										(21,074,580)	(7,901,842)	(17,787,093)
Profit/(loss) before tax										(23,390,717)	(19,413,657)	(15,628,820)
Income tax income/(expense)										5,422,119	4,598,061	3,726,133
Profit/(loss) for the year										(17,968,598)	(14,815,596)	(11,902,687)

	As of December 31, 2018
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	27,287,590	6,394,814	17,462	33,699,866
Non-current assets	7,864,391	19,601,749	-	27,466,140
Total assets	35,151,981	25,996,563	17,462	61,166,006

Current liabilities	3,417,655	1,590,564	1,856,467	6,864,685
Total liabilities	3,417,655	1,590,564	1,856,467	6,864,685

	As of December 31, 2017
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	34,036,883	6,284,118	22,384	40,343,385
Non-current assets	8,987,857	31,978,462	-	40,966,319
Total assets	43,024,740	38,262,580	22,384	81,309,704

Current liabilities	3,722,277	1,995,164	1,565,068	7,282,509
Total liabilities	3,722,277	1,995,164	1,565,068	7,282,509

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

KBS Fashion Group Limited

Notes to Financial Statements

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2018	2017	2016
Distributor A	1,331,194	1,454,862	3,782,718
Other distributors	12,253,560	13,579,938	28,344,365
	13,584,754	15,034,800	32,127,083

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2018	2017	2016
Supplier A	3,031,310	2,403,309	6,655,740
Supplier B	2,879,110	-	5,424,342
Supplier C	-	1,530,429	4,083,924
Supplier D	-	-	3,023,297
Supplier E	-	1,714,468	-
Supplier F	-	1,684,743	-
Supplier G	1,684,910	-	-
Other suppliers	2,901,982	5,065,563	6,436,809
	10,497,312	12,398,512	25,624,112

8.	REVENUE

	Year ended December 31,
	2018	2017	2016
Apparel
-Wholesale	13,584,754	15,034,800	32,127,083
-Retail	2,375,773	6,983,592	5,529,985
Subtotal	15,960,527	22,018,392	37,657,068
Subcontracting	2,574,588	1,744,144	3,543,137
	18,535,115	23,762,536	41,200,205

Revenue is denominated only in USD.

KBS Fashion Group Limited

Notes to Financial Statements

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity. The following table shows a breakdown of cost of sales for the periods presented for each category:

	Year ended December 31,
	2018	2017	2016
Changes in inventories of finished goods and work in progress	(24,474)	227,132	(302,979)
Materials consumed in production	29,619	41,057	120,847
Purchases of finished goods	19,044,582	33,877,598	36,567,197
Labor	1,061,943	602,196	1,313,120
Depreciation	352,739	370,858	236,578
Rental	452	-	-
Taxes and surcharges *	75,736	157,314	253,039
Water and electricity	62,027	52,796	48,557
Inventory provision	196,124	8	320
Others	128,773	120,886	238,562
Foreign currency translation difference	(76,269)	(175,493)	566,691
	20,851,252	35,274,352	39,041,932

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2018	2017	2016
Government grant	-	367,260	469,569
Interest income on bank deposits	71,693	81,517	85,482
Other	50,446	12,787	-
	122,139	461,564	555,051

11.	OTHER GAINS AND (LOSSES)

	Year ended December 31,
	2018	2017	2016
Gain on disposals of property, plant and equipment	1,380	171	10,541
Foreign exchange gain	(49)	(48)	54
Provision / reversal of inventory obsolescence	(196,124)	(101,256)	(1,667)
Bad debt provision of trade receivables	-	-	(331,196)
Impairment of prepayments in land purchase and related construction	-	-	(11,649,038)
Impairment of property	(13,311,557)	-	-
Others	(15,950)	(21,110)	847,539
	(13,522,300)	(122,243)	(11,123,767)

KBS Fashion Group Limited

Notes to Financial Statements

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2018	2017	2016
Rental	16,066	21,527	30,225
Depreciation	1,218	2,680	490,527
Labor	275,026	258,233	211,274
Subsidy to distributors	787,064	773,238	910,537
Promotion	15,623	32,216	137,210
Advertisement	1,152,176	1,591,742	1,554,023
Others	423,782	585,744	272,214
	2,670,955	3,265,380	3,606,010

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2018	2017	2016
Labor	2,193,120	1,600,380	1,170,013
Audit fee	122,908	216,281	(33,997)
Professional fee	69,639	77,754	75,609
Design fee	648,632	937,478	465,120
Depreciation and amortization charges	1,185,257	1,149,455	1,163,293
Bank charges	8,130	18,352	12,943
Rental	75,907	74,668	75,673
Travelling and entertainment	2,662	107,566	44,874
Others	600,765	697,463	570,465
	4,907,020	4,879,397	3,543,993

14.	FINANCE COSTS

	Year ended December 31,
	2018	2017	2016
Interest expenses on bank borrowings
wholly repayable within one year	96,444	96,385	71,783

Bank borrowings interests are charged at a rate of 6.09% per annum for the bank loan that was fully repaid in 2018.

Bank borrowings interests are charged at a rate of 6.09% per annum for the current bank loan.

KBS Fashion Group Limited

Notes to Financial Statements

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2018	2017	2016
PRC enterprises income tax:
Current tax	-	-	53,790
Deferred tax	(5,422,119)	(4,598,061)	(3,779,923)
	(5,422,119)	(4,598,061)	(3,726,133)

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2018, 2017, and 2016, the Company had no unrecognized tax benefits.

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

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2018	2017	2016
(Loss)/profit before tax	(23,390,717)	(19,413,657)	(15,628,820)
Tax calculated at domestic tax rates applicable to profits in PRC (2018, 2017, and 2016: 25%)	(5,847,679)	(4,853,414)	(3,907,205)
Tax effect of tax loss of tax-exempt entities	425,560	255,354	181,072
Tax charge for the year	(5,422,119)	(4,598,061)	(3,726,133)

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2018		2017		2016
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	38,761,131	9,924,944	20,737,366	4,879,652	5,617,674	1,340,268
Bad Debt provisions charged to profit or loss	-	-	-	-	331,196	82,799
Impairment charged to profit or loss	13,507,681	3,376,920	101,256	25,314	11,649,038	2,912,259
Tax loss of the year	8,376,918	2,094,230	17,922,508	4,480,627	3,139,458	784,865
Effect of translation	-	(707,265)	-	539,351	-	(240,539)
End of the year	60,645,730	14,688,829	38,761,130	9,924,944	20,737,366	4,879,652

KBS Fashion Group Limited

Notes to Financial Statements

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2018	2017	2016
Cost of inventories recognized as expenses	20,398,829	35,094,050	38,788,893
Taxes and surcharges	112,108	180,302	253,039
	20,510,937	35,274,352	39,041,932

Depreciation of property, plant and equipment	1,172,809	1,137,831	1,944,176
Amortization of land use rights and trademarks	14,545	14,307	19,009
Amortization of subsidies prepaid to distributors	-	401,259	910,537
Amortization of prepayments and premiums under operating leases	104,206	105,340	118,783
Provision (Reversal) of inventory obsolescence	196,124	101,256	(1,667)
Provision of bad debt allowance	-	-	331,196
Provision of impairment loss in prepayments	-	-	11,649,038
Provision of impairment loss in prepayments	13,311,557	-	-
	14,799,241	1,759,993	14,971,072

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2018	2017	2016
Salaries and other short-term benefits	2,637,752	2,476,506	1,369,524
Defined contribution benefit schemes	205,499	189,621	280,594
Total employee benefits expense (including directors’ emoluments)	2,843,251	2,666,127	1,650,118

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

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2018	2017	2016
Salaries
Yan Keyan	739,350	304,050	216,342
Lixia Tu	296,100	235,854	203,559
John Sano	23,050	43,950	39,000
Themis Kalapotharakos	161,350	87,900	97,500
Matthew Los	161,350	87,900	97,500
Zhongmin Zhang	23,050	43,950	-
Yuet Mei Chan	23,050	43,950	-
	1,427,300	847,554	653,901
Social Welfare
Yan Keyan	1,122	1,006	960
	1,122	1,006	960

KBS Fashion Group Limited

Notes to Financial Statements

19.	EARNINGS/ (LOSS) PER SHARE

	For the years ended December 31,
	2018	2017	2016
Basic (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(17,968,598)	$(14,815,596)	$(11,902,687)

Diluted (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(17,968,598)	$(14,815,596)	$(11,902,687)

Basic (Loss)/Earnings Per Share Denominator#
Original shares:	1,986,299	1,767,821	1,694,489
Additions from actual events:
- Issuance of common stock, weighted	288,421	93,010	55,653
Basic weighted average shares outstanding	2,229,915	1,860,831	1,750,142

Diluted (Loss)/Earnings Per Share Denominator#
Basic weighted average shares outstanding	2,229,915	1,860,831	1,750,142
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*	-	-	-
Diluted Weighted Average Shares Outstanding:	2,229,915	1,860,831	1,750,142

(Loss)/Earnings Per Share#
- Basic	$(8.06)	$(7.96)	$(6.80)
- Diluted	$(8.06)	$(7.96)	$(6.80)
Weighted Average Shares Outstanding#
- Basic	2,229,915	1,860,831	1,750,142
- Diluted	2,229,915	1,860,831	1,750,142

* There were no potential dilutive additions to diluted weighted shares outstanding as a result of the outstanding warrants being out-of-the-money during the periods presented.

# The amount of shares and the respective calculations of earnings/(loss) per share have been adjusted according to reverse split.

KBS Fashion Group Limited

Notes to Financial Statements

20.	PROPERTIES. PLANT AND EQUIPMENT

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements-factories and offices	Leasehold improvements-shops	Total

COST
At January 1, 2017	28,531,542	859,166	134,701	122,328	145,973	843,767	253,154	30,890,631
Additions	965,792	15,893	-	-	-	-	-	981,685
Disposals	-	-	(12,490)	(43,215)	(1,836)	-	-	(57,541)
Translation adjustment	1,758,824	52,963	8,304	7,541	8,999	52,014	15,606	1,904,251
At December 31, 2017	31,256,158	928,022	130,515	86,654	153,136	895,781	268,760	33,719,026
Additions	-	1,767	11,544	-	8,014	-	-	21,325
Disposals	-	(4,103)	-	-	-	-	-	(4,103)
Translation adjustment	(1,498,321)	(44,486)	(6,257)	(4,154)	(7,342)	(42,941)	(12,884)	(1,616,385)
At December 31, 2018	29,757,837	881,200	135,802	82,500	153,808	852,840	255,876	32,119,863

DEPRECIATION AND IMPAIRMENT
At January 1, 2017	(2,406,532)	(700,123)	(89,920)	(109,891)	(136,626)	(435,636)	(253,154)	(4,131,882)
Provided for the year	(1,377,553)	(48,120)	(14,495)	(174)	(3,202)	(114,762)	-	(1,558,306)
Eliminated upon disposal of assets	-	-	10,071	38,891	1,432	-	-	50,394
Translation adjustment	(148,350)	(43,159)	(5,543)	(6,774)	(8,422)	(26,855)	(15,606)	(254,709)
At December 31, 2017	(3,932,435)	(791,402)	(99,887)	(77,948)	(146,818)	(577,253)	(268,760)	(5,894,503)
Provided for the year	(891,146)	(14,619)	(8,776)	(41)	(2,411)	(109,261)	-	(1,026,254)
Eliminated upon disposal of assets	-	3,693	-	-	-	-	-	3,693
Impairment	(13,311,557)	-	-	-	-	-	-	(13,311,557)
Translation adjustment	188,509	37,937	4,788	3,736	7,038	27,674	12,884	282,566
At December 31, 2018	(17,946,629)	(764,391)	(103,875)	(74,253)	(142,191)	(658,840)	(255,876)	(19,946,055)

CARRYING AMOUNT
At December 31, 2017	27,323,723	136,620	30,628	8,706	6,318	318,528	-	27,824,523
At December 31, 2018	11,811,208	116,809	31,927	8,247	11,617	194,000	-	12,173,808

KBS Fashion Group Limited

Notes to Financial Statements

Net exchange differences from translating the financial statements from functional currency to presentation currency were $(1,333,819) and $1,649,540 as at December 31, 2018 and 2017.

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 were $1,525,548, $1,137,831, and $1,942,735, respectively. Impairment loss charged for the years ended December 31, 2018, 2017, and 2016 were $13,311,557, $nil, and $nil, respectively. The detail estimation of such impairment provision is explained in note 6.

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

The buildings were pledged as security for the outstanding bank loans as set forth in note 30.

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $123,265 and $38,851 as at December 31, 2018 and 2017, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

In 2012, the Company performed a revaluation of certain equipment. The revaluation was performed by an independent appraiser on November 10, 2012 and, as a result of the revaluation, the Company recognized a revaluation surplus in the amount of 184,272. The amount is classified as revaluation reserve. Since the surplus has not been realized, the amount recognized is not available for distribution. There was no movement in the revaluation reserve during 2018 and 2017. The carrying amount that would have been recognized had the assets been carried under the cost model is as follows:

	As at December 31,
	2018	2017
Machinery	91,232	95,826
Motor Vehicles	33	35
Office Equipment	2,533	2,661
Furniture and fixtures	703	739
	94,502	99,260

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2017	2,570,682
additions for the year	30,672
charge for the year	(105,340)
translation adjustment	156,092
At December 31, 2017	2,652,106
additions for the year	26,899
charge for the year	(104,206)
translation adjustment	(124,532)
At December 31, 2018	2,450,267

Analyzed for reporting purposes as:

	As at December 31,
	2018	2017
Current asset	78,532	83,907
Non-current asset	2,371,735	2,568,199
	2,450,267	2,652,106

The amounts represent the prepayment of rentals for offices situated in the PRC. See Note 35.

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

As at December 31, 2018, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2018
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

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2018, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2018
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2017	691,618
additions for the year	-
translation adjustment	42,635
At December 31, 2017	734,253
additions for the year	-
translation adjustment	(35,198)
At December 31, 2018	699,055

AMORTIZATION
At January 1, 2017	(66,724)
charge for the year	(14,307)
translation adjustment	(4,569)
At December 31, 2017	(85,600)
charge for the year	(15,545)
translation adjustment	4,593
At December 31, 2018	(95,552)

CARRYING AMOUNTS
At December 31, 2017	648,653
At December 31, 2018	603,503

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

KBS Fashion Group Limited

Notes to Financial Statements

All the land use rights mentioned above were owned by Anhui Kaixin.

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2018	2017
Raw materials	956,947	1,186,467
Finished goods	478,377	726,372
Provision for obsolete inventories	(189,524)	(106,628)
	1,245,800	1,806,212

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2018	2017
Trade receivables	9,416,320	11,860,798
Bad debt provision for trade receivables	(1,294,097)	(1,359,255)
	8,122,223	10,510,543

	As at December 31,
	2018	2017
Other receivables	2,617	2,849
Prepayments	852,856	1,898,419
	855,473	1,901,268

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

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2018	2017
Current	1,743,555	1,791,936
1 to 3 months	3,546,525	2,721,633
3 months or more	4,126,240	7,347,229
	9,416,320	11,860,798

KBS Fashion Group Limited

Notes to Financial Statements

The Group allows an average credit period of 120 -180 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting to $1,294,097 and $1,359,255 as of December 31, 2018 and 2017, respectively. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2018	2017
As at January 1	1,359,255	1,280,330
Provision provided in the year	-	-
Translation adjustment	(65,158)	78,925
As at December 31	1,294,097	1,359,255

Among the amounts of trade receivables, $1,368,183 and $1,723,364 of output VAT was included as of December 31, 2018 and 2017, respectively.

27.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2018	2017
Cash on hand	12,874	16,413
Bank deposits	21,013,228	26,034,043
	21,026,103	26,050,456

	As at December 31,
	2018	2017
Renminbi	21,021,141	26,040,572
Hong Kong Dollars	1,971	8,914
United States Dollars	2,991	970
	21,026,103	26,050,456

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2018 carry interest at market rates which ranged from 0.35% to 0.50% (2017: 0.35%-0.50%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

KBS Fashion Group Limited

Notes to Financial Statements

28.	TRADE AND OTHER PAYABLES

	As at December 31,
	2018	2017
Trade payables	42,063	104,258
Employee benefits payable	348,028	226,210
Other payables	1,645,271	1,648,060
Subtotal financial liabilities	2,035,362	1,978,529
Other taxes payable	3,243,098	3,473,302
	5,278,460	5,451,830

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2018	2017

Current	12,456	23,587
1 to 3 months	8,504	57,637
3 months or more	21,104	23,034
	42,063	104,258

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

29.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Chairman, Director, and CEO
Chen, Bizhen	Wife of Yan, Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory	Company owned by Chen, Bizhen

KBS Fashion Group Limited

Notes to Financial Statements

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2018	2017
Yan, Keyan	Borrowing of funds	445,614	154,137
		445,614	154,137

Related parties payables were unsecured, non-interest bearing and repayment on demand.

During 2017, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 30.

*The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 34.

30.	SHORT-TERM BANK LOANS

	As at December 31,
	2018	2017
Secured bank borrowings	1,092,783	1,606,930
Carrying amount repayable within 1 year	1,092,783	1,606,930

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,092,785	3/21/2018	3/21/2019	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
	1,092,785

KBS Fashion Group Limited

Notes to Financial Statements

31.	WARRANT LIABILITIES

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

KBS Fashion Group Limited

Notes to Financial Statements

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387
Change in fair value	(11,978)
Balance – December 31, 2015	3,409
Change in fair value	(3,409)
Balance – December 31, 2016	-
Change in fair value	-
Balance – December 31, 2017	-
Change in fair value	-
Balance – December 31, 2018	-

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

The inputs to the model were as follows:

	December 31. 2018	December 31, 2017
Stock price	$2.96	$4.14
Dividend yield	N/A	N/A
Risk-free rate	2.56%	1.89%
Expected term (in years)	0.58	1.58
Expected volatility	11.94%	22.3%

The quoted price of the warrants on the over-the-counter-markets (“OTC”) were $0.001 and $0.001 as at December 31, 2018 and 2017, respectively.

At December 31, 2018, there were 393,835 unexpired warrants outstanding.

KBS Fashion Group Limited

Notes to Financial Statements

32.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2017	1,986,299	$198	$6,686,170
Issuance of shares	285,000	29	1,314,392
Shares outstanding as December 31, 2018	2,271,299	$227	$8,000,561

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2017	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2017	1,986,299	$198	$6,686,170
Issue and fully paid common shares of US$0.0001 as at December 31, 2018	2,271,299	$227	$8,000,561

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

On July 10, 2017, the Company granted, and subsequently issued, 215,000 to its directors.

On February 10, 2018, the Company granted, and subsequently issued, 285,000 shares to its directors. The shares are for services rendered in 2018. The shares are vested immediately upon granting.

KBS Fashion Group Limited

Notes to Financial Statements

33.	RESERVE

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

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,084,836 at December 31, 2018 and 2017, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

KBS Fashion Group Limited

Notes to Financial Statements

34.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

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

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by reducing borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2018	December 31, 2017
Total borrowing	1,092,783	1,609,930
Less: cash and cash equivalents	(21,026,103)	(26,050,456)
Net debt	(19,933,320)	(24,443,526)
Total equity	54,301,321	74,027,196
Total capital	34,368,001	49,583,670
Gearing ratio	(37%)	(33%)

2.	Financial risk

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

Notes to Financial Statements

3.	Market risk

(i)	Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.8 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2018. As of December 31, 2018, our accumulated other comprehensive loss was $(6.1) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2018, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

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

The Group has concentration of credit risk on the Group’s trade receivables. The outstanding balance of the five largest customers represented approximately 52% of the trade receivables of the Group at December 31, 2018 (2017: 26%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2018 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2018

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,092,783	-	1,092,783
Trade and other payables	5,278,460	-	5,278,460
Related party payables	445,614	-	445,614
Total	6,816,857	-	6,816,857

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2017

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,606,930	-	1,606,930
Trade and other payables	5,521,442	-	5,521,442
Related parties payables	154,137	-	154,137
Total	7,282,509	-	7,282,509

6.	Fair value

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

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

-	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

-	Level 3 valuations: Fair value measured using significant unobservable inputs.

	December 31, 2018 Level 2	December 31, 2017 Level 2
Recurring fair value measurements
Liabilities:
Warrant liabilities	-	-
	-	-

During the years ended December 31, 2018 and 2017, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

KBS Fashion Group Limited

Notes to Financial Statements

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 32.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2018	As at December 31, 2017
Contracted and authorized, in RMB	439,850,378	439,850,378
Contracted and authorized, in USD	64,088,236	67,315,108

(2)	As at December 31, 2018, the Company had lease commitments as follows:

	As at December 31,
	2018	2017
Within 1 year	78,532	101,660
2-5 years	220,058	231,138
Thereafter	2,151,677	2,337,061
	2,450,267	2,669,859

The amount of $78,532 as of December 31, 2018 represents leases of one office, two units of staff quarters, and one warehouse. There is no contingent rent payable for all of the leases. All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2018	2017
Within 1 year	73,353	77,046
2-5 years	220,058	231,138
Thereafter	2,151,677	2,337,061
	2,445,087	2,645,245

The Company has prepaid this lease in the full amount. The lease commenced on January 1, 2009 and will expire on April 22, 2052. The lease does not specify the terms of renewal, purchase options, or escalation clauses. The Company may not sublease the office to a third party.

KBS Fashion Group Limited

Notes to Financial Statements

36.	EVENTS AFTER THE BALANCE SHEET

Shares issuance

On March 25, 2019, the Company granted 305,000 shares to its directors and management. The shares are for services rendered in 2019. The shares are vested immediately upon granting.

On March 29, 2019, the Company granted 15,000 shares to its service provider. The shares are for services rendered in 2019. The shares are vested immediately upon granting.

* * * * *