Form 20-F
period 2019-12-31
KBS Fashion Group Ltd
filed 2020-06-09
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Keyan Yan, Chief Executive Officer

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

Tel: + (86) 595 8889 6198

Fax: (86) 595 8850 5328

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	KBSF	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019): 2,591,299

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Year Ended December 31, 2019

i

ii

EXPLANATORY NOTE

As previously disclosed on KBS Fashion Group Limited’s (the “Company”) Form 6-K furnished on April 27, 2020, the filing of this annual report on Form 20-F for the period ended December 31, 2019 was delayed due to circumstances related to COVID-19 and its impact on the Company’s operations. All of the Company’s operating subsidiaries, employees and facilities are located in China which has been affected by the outbreak of COVID-19 since early 2020. During the first quarter of 2020, COVID-19 caused businesses and government agencies throughout China to suspend operations or operate with reduced workforce in shifts for limited periods of time. The COVID-19 pandemic has caused disruptions in the Company’s daily activities and impaired the Company’s ability to file the annual report by the original deadline of April 30, 2020. The Company relied on the SEC’s Order Under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465), to delay the filing of this annual report.

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“KBS,” “we,” “us,” “our” and the “Company” are to KBS Fashion Group Ltd., a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., which is our wholly owned subsidiary organized in the PRC;

●	“Hongri International” are to Hongri International Holdings Limited, which is our wholly owned subsidiary and a company organized in the BVI;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2019, 2018 and 2017, and the selected consolidated statements of financial position data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2016 and 2015, and the selected consolidated statements of financial position data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years ended December 31,
	2019	2018	2017	2016	2015
Statement of Income Data
Total revenue	$16,465,562	$18,535,116	$23,762,536	$41,200,205	$61,343,681
Total cost of sales	(10,714,519)	(20,851,252)	(35,274,352)	(39,041,932)	(46,511,274)
Gross profit	5,751,043	(2,316,136)	(11,511,816)	2,158,272	14,832,407
Distribution and selling expenses	(1,094,391)	(2,670,955)	(3,265,380)	(3,606,010)	(6,621,256)
Administrative expenses	(3,478,258)	(4,907,020)	(4,879,397)	(3,543,993)	2,798,082
Profit for the year	1,149,803	(17,968,597)	(14,815,596)	(11,902,688)	1,243,670
Total comprehensive income for the year	(447,473)	(20,040,295)	(10,004,880)	(18,028,121)	(4,801,102)
Outstanding shares	2,517,491	2,299,915	1,860,831	1,750,142	1,694,489
Earnings per share, basic diluted	0.20	-8.06	-7.96	-6.80	0.73
Balance Sheet Data
Cash and cash equivalents	$20,620,478	$21,026,103	$26,050,456	$24,576,341	$21,214,080
Non-current assets	28,151,756	29,837,875	40,966,319	34,754,942	47,221,529
Current assets	33,545,736	31,328,131	40,343,386	56,343,823	62,098,951
Working capital	26,901,342	24,463,446	33,060,877	48,647,185	53,598,854
Total assets	61,697,492	61,166,006	81,309,705	91,098,765	109,310,480
Current liabilities	6,644,394	6,864,685	7,282,509	7,696,638	8,500,097
Total liabilities	6,644,394	6,864,685	7,282,509	7,696,638	8,503,506
Equity	55,053,098	54,301,321	74,027,196	83,402,127	100,816,974

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

RISKS RELATED TO OUR BUSINESS

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

An outbreak of respiratory illness caused by COVID-19 emerged in late 2019 and has spread within the PRC and globally. The coronavirus is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Any outbreak of health epidemics in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and business. During the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines due to COVID-19. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since during the past few months, businesses across China largely suspended or reduced operations. As a provider of casual menswear in China, we are sensitive to the overall business environment and vulnerable to any market downturns.

With the coronavirus epidemic expanding globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be successfully contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the pandemic is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of slowdown in economic growth, operation disruptions or other factors that we cannot predict.

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

The menswear industry is highly competitive in China and worldwide. We compete with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on casual menswear. Our primary international and domestic competitors include Exceed, Xiniya, Cabbeen,GXG and NQ. Some of our competitors are significantly larger and have greater financial resources than we do. In order to compete effectively, we must: (1) maintain the image of our brands and our reputation for innovation and high quality; (2) be flexible and innovative in responding to rapidly changing market demands on the basis of brand image, style, performance and quality; and (3) offer consumers a wide variety of high quality products at competitive prices.

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

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 30 as of December 31, 2019.

We have our factory located in Taihu City in Anhui Province, China, consisting of an aggregate of 110,457 square meters of land. Currently, the facility there has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces original equipment manufacturer (OEM) products for online stores, regional apparel brands and overseas orders. The construction commenced in 2011 and takes place in four phases: Phase 1 consists of the construction of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of facilities of Phase 1 and Phase 2 by the end of 2014. Phase 3 construction of the adjacent facility on the third parcel of land has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Because the time for the government to resolve this matter is uncertain, we wrote off the land use right of the third parcel of land from account balance, according to the international framework reporting standard. Phase 4 includes building production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities on the third parcel of land. As a result, our commitments to this facility may reduce our liquidity for an indefinite period and until it is completed. We could also indefinitely lose opportunities to expand our sales due to any further delay of our construction.

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million, our net sales decreased by 32.8% to $41.2 million in 2016, net sales decreased 42% to $23.8 million in 2017, net sales further decreased 22% to $18.53 million in 2018, and decreased 11% to $16.47 million in 2019. The decrease in sales in 2017, 2018 and 2019 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenging retail environment. As a result, we cannot assure that we will be able to achieve similar growth in future periods as years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We experience fluctuations in operating results.

Our annual and quarterly operating results have fluctuated, and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to merchandise offerings, the timing of the roll out of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in merchandise mix and presentation, our cost of merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors.

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

Our distributors place advance purchase orders twice a year. From 2015 to 2019, we typically expect and receive payment within 30-191 days of product delivery. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31, 2017, 2018 and 2019, distributors accounted for approximately 67%, 73% and 41.7% of our total sales, respectively, and our top five distributors accounted for approximately 23.8%, 34.8% and 24.4 % of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

The production of our brand name products is 100% outsourced to PRC-based third party OEM contract manufacturers. In the years ended December 31, 2019, 2018 and 2017, we had 4, 4 and 6 OEM contract manufacturers, respectively. Purchases from our OEM contract manufacturers accounted for approximately 74.6%, 72.7% and 88.6% of our total purchases for the years ended December 31, 2019, 2018 and 2017, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. Although we are not heavily reliant on any single OEM contract supplier, if an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

We do not use chemicals in our manufacturing operations. However, as part of our operations involves contract manufacturing for other brands, we are subject to various national and local environmental laws and regulations in China concerning issues such as air emissions, wastewater discharges, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities law. The SEC as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer, emerging growth company or smaller reporting company under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls.

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

We leased the premises for our office located in Shishi and one corporate store. However, none of our lease agreements have been registered with the relevant governmental agencies. As a result, our rights to use and occupy the premises may not be secured if any third parties such as other tenants who have registered their lease agreements challenge us under PRC law. Moreover, while we have taken various measures to verify the ownership of property such as checking utility bills and search government records, most of our landlords have declined to confirm whether they possess the property ownership certificates and land use rights certificates for our properties. As a result, we have been unable to verify whether third parties may assert their ownership rights under PRC law against most of our landlords or challenge most of our leases in the future. If our rights to use the premises are challenged, we may be forced to relocate to other premises. We may not be able to relocate to a suitable premise promptly or lease alternative premises on terms at least as favorable as our existing ones. In addition, relocation costs and interruption of production may have a material adverse effect on our business operation and financial performance.

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

As of the date of this report, Hongri PRC has not paid housing accumulation funds for its employees. In addition, Hongri PRC failed to make contributions to the social insurance in full amount for its employees. PRC governmental authorities may impose penalties on Hongri PRC for failure to comply. In addition, in the event that any current or former employee files a complaint with the PRC government, Hongri PRC may be subject to making up the contributions to the social insurance and housing accumulation funds as well as paying administrative fines. The total cost of these contributions and any related fines or penalties could be significant and could have a material adverse effect on our working capital.

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

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies or lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

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

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits to fund certain reserve funds according to the Chinese accounting standards and regulations. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to satisfy certain reserve funds as required by the Chinese accounting standards, we will be unable to pay any dividends.

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

Mr. Keyan Yan, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 37.21% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to stockholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

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

As a foreign private issuer, we are also permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

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

On March 29, 2019, our board of directors approved the issuance of 15,000 shares of common stock to our Investor Relationship firm as compensation for their services. The issuance of the shares was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, for the offer and sale of securities not involving a public offering, and Regulation S promulgated thereunder. None of the shares have been registered under the Act and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2019, our total capital expenditures and divestitures were $28,746. For the years ended December 31, 2018 and 2017, our total capital expenditures and divestitures were -$52,932 and $849,199, respectively. Such expenditures were primarily used in construction of production facility and purchasing fire protection facility. Our operating cash flow mainly funded these capital expenditures.

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

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 4,678 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2019, this network was comprised of 1 corporate store owned and operated by the company and 29 franchised stores operated by 11 third party distributors or their sub-distributors. Some wholesale distributors sold our products to multi-branded stores and online stores. The number of franchised stores has grown from 7 as of December 31, 2006 to 29 as of December 31, 2019. In the years ended December 31, 2019, 2018 and 2017, sales through our corporate store accounted for 3.5%, 13% and 29.4% of our total revenues respectively, and sales through distributors and whole sellers accounted for 62.6%, 73 % and 66.5% of our revenues, respectively. Total revenue from the corporate store sales for fiscal year 2019 was $0.56 million for 2019, compared to $2.37 million for 2018 and $7.0 million for 2017.

From 2009 through 2019, total net sales decreased from $28.1 million to $16.47 million while the net profit decreased from $9.0 million to $-0.1 million.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target customers are male middle-class consumers in the 20-40 age range. According to the 2019 National Economic and Social Development Statistical Bulletin, the population in China between 16-59 years-old was approximately 900 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 12 employees as of May 31, 2020. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 727 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and life styles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. We have an extensive distribution network throughout China. As of December 31, 2019, we had 1 KBS branded corporate store and 29 franchised stores across 9 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected distributor network since 2007. As of December 31, 2019, we had 11 distributors operating 29 franchised stores. All of our distributors have been working with us from 1 to 10 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our Chief Executive Officer, Mr. Keyan Yan. Mr. Yan has over 27 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to expand our online business and purchase one or more online sales platforms or online stores. Together with the change in consumer trends, online sales is now the most important sales channel in Chinese market and is becoming increasingly important globally. Sales from our stores and distributors have been steadily decreasing, and we are now in the process of identifying the best possible ways to establish and expand our online business. We plan to research and purchase one or more online sales platforms and online stores. We believe that KBS will have better opportunities to expand by purchasing online sales platforms or online stores in year 2019, and the management of KBS will keep on exploring other areas and business models, such as the use of artificial intelligence for brand promotion, learning customer preferences, and identifying shopping trends. We consider that our policy to expand our outreach using new technologies will add significant shareholder value.

●	We plan to expand our OEM sales by attracting more reputable and long-term clients. In 2019, we had generated revenue of approximately RMB 17 million and 68 million from two major current customers: Hangzhou Zhi Yin Apparel Clothes Co., Ltd. and Hangzhou Yiyuan Apparel Co., Ltd. Although the sales so far of 2020 have been negatively impacted by COVID-19, we expect our business to recover and continue to grow after the pandemic.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our production capacity to expand and diversify our product offerings. Our production facility is located in Taihu City, Anhui Province, China, consisting of total 110,557 square meters of land. Currently this facility has a production capacity of 2 million pieces of clothes per year and can accommodate 5,000 workers. This production facility mainly produces OEM products for famous sportswear producers, some successful online brand stores and fulfill some overseas orders. The construction of our facility commenced in 2011 and takes place in four phases: Phase 1 consists of the construction of a 5-story dormitory; Phase 2 is to add facilities with annual production capacity of five million pieces of clothes. We have completed the construction of facilities for Phase 1 and Phase 2 by the end of 2014. Although we have the designed capacity of 5 million pieces yearly, the facility currently may only produce 2 million pieces per year. Phase 3 construction has been delayed because the local government needs additional time to conclude negotiations with local residents over appropriate resettlement terms. Once the government settles with the local residents, the phase 3 and 4 can be continued. Phase 4 will include production facilities with annual production capacity of 10 million pieces, an office building, staff quarters and living facilities. Upon completion, the new facility is expected to have a production capacity of 20 million pieces and accommodate 5,000 workers. Please see “Production” below for a more complete explanation of our plans for the expansion of our production capacity. We anticipate that the new production facility will allow us to further refine our existing product lines by offering more styles within our existing apparel and accessories categories and to introduce additional, complementary apparel and accessories categories into our product line. We currently introduce 500 to 900 different styles of products each year and intend to increase the number of our product offerings in the future.

●	We plan to expand our international market and attract more orders from overseas. Starting from year 2016, we have been awarded international OEM orders for producing clothes with overseas brands. Such orders are usually large and continuous. Due to the completion of phase 2 construction of our Anhui factory, we have enough production capacity to take on large orders. The current utilization rate of the Anhui factory is still quite low and we expect to invest more in attracting more large orders from overseas.

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

Our Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2019, the suggested retail prices of our products ranged from RMB299 to RMB1,599 (approximately $42 to $237) for our apparel products and RMB29 to RMB899 (approximately $4.14 to $129) for our accessory products. Since 2006, we have launched 4,678 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2019, our design and product development team consisted of 12 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 27 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

Starting from year 2015, design of our products comes from three channels. In addition to designing products by our in-house staff, we outsource to certain reputable designers. From time to time, our original design manufacturers, or ODMs also will directly sell their designed products to us.

In a typical year, we design and make around 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 750 designs for mass production. Final design of all of our products will be approved by our Chairman, Mr. Yan.

Our Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 11 of China’s 32 provinces and centrally administered municipalities.

Corporate Stores

As of December 31, 2019, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. As part of our corporate strategy, we closed 17 corporate stores in last two years because of the low profitability of certain corporate stores. In the years ended December 31, 2019, 2018 and 2017, sales through our corporate stores accounted for 3.5%, 13% and 29.4% of our total revenues, respectively.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2019, we had 11 franchised distributors who operated 29 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 8 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 80 square meters as of December 2019. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 2,417 square meters as of December 31, 2019. In the years ended December 31, 2019, 2018 and 2017, sales through our distributors accounted for 62.6%, 73% and 63.3% of our revenues, respectively.

During each of the fiscal years ended December 31, 2017, 2018 and 2019, we had no customer exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 26.4%, 29.3%, and 23.8% of our revenues in the years ended December 31, 2019, 2018 and 2017, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2019:

Location	As of December 31, 2019
Fujian	5
Guangdong	2
Guangxi	2
Jiangsu	3
Anhui	2
Chongqing	4
Tianjin	3
Hebei	4
Sichuan	4
Total	29

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

Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. In 2017, 2018 and 2019, we produced about 0.30 million, 0.49 million and 1.02 million units at the operating capacity of 15%, 25% and 51%.

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

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2019, we had 3 ODM contract manufacturers and 4 OEM contract manufacturers. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $5.38 million, $8.38 million and $10.94 million for years ended December 31, 2019, 2018 and 2017, respectively, accounting for approximately 50.2%, 27.3% and 31% of our total cost of sales in the respective periods.

As of December 31, 2019, our principal ODM and OEM contract suppliers included the following:

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

In the years ended December 31, 2019, 2018 and 2017, our total advertising and promotional expenses amounted to approximately $0.29 million, $1.21 million and $1.59 million, respectively, which accounted for approximately 1.9%, 6.6% and 7.5% of our revenues in the respective periods.

Competition

The menswear industry in China is a fragmented industry. Competition mainly comes from local market players such as Exceed, Xiniya, Zuoan and Cabbeen. We believe that we differentiate ourselves by providing more fashionable, younger-looking and leisure products, and competitive pricing without giving up the casual feel of our products.

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

In June 2019, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which took effect on January 1, 2020. The Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures were replaced at the same time. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the PRC, was issued by the State Council and came into force on January 1, 2020. The Foreign Investment Law of PRC adopts the management system of the negative list for foreign investment. A foreign investor may not invest in a field which is prohibited by the foreign investment access negative list from investment. To invest in a field restricted by the foreign investment access negative list from investment, a foreign investor shall meet the investment conditions set out in the negative list.

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

We did not incur material costs in environmental compliance in fiscal years 2019, 2018 and 2017. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

We have adopted an equity incentive plan in 2018, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Our company has established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2019, this network was comprised of one corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors.

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

As of December 31, 2019, we leased the premises for our sole remaining corporate store. We have undertaken various measures to verify the lessors’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. We rent some stores that were located in rural areas where land use rights are held collectively by villages and records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believe the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company. We paid RMB 720,000 as annual rent for the existing corporate store during each of the fiscal years 2017, 2018 and 2019. The total area of this 1 corporate store is 120 square meters. The sales of the store for the most recent three fiscal years are shown below:

Area	Sales in fiscal year 2017(USD)	Sales in fiscal year 2018(USD)	Sales in fiscal year 2019(USD)
Shishi Corporate Store	772,299	691,431	561,391
Total:	772,299	691,431	561,391

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2019, the suggested retail prices of KBS’s products ranged from RMB299 to RMB1,599 (approximately $42 to $237) for its apparel products and RMB29 to RMB899 (approximately $4.14 to $129)for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched about 4,678 collections of new products, each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network, currently covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2019, this network was comprised of 1 corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. With the softening of economic growing in China and fierce competition from our competitors, our network only has 1 corporate store and 29 franchised stores as of December 31, 2019.

KBS also acts as an original design manufacturer, or ODM, upon request. Income from such services accounted for 33.9%, 14% and 7.3% of revenue for the years ended December 31, 2019, 2018 and 2017, respectively.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes OEM orders from other companies including Hangzhou Zhi Yin Apparel Clothes Co., Ltd and Hangzhou Yiyuan Apparel Co., Ltd. Our production facility in Taihu, Anhui Province includes three parcels of land with a total area of 110,557 square meters. We have obtained land use rights for two parcels of land with an area of 9,845 square meters in 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. We believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once the government settles with the local residents, the phase 3 and 4 can be continued. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM and OEM manufacturers in China.

Recent Developments

The ongoing coronavirus pandemic that first surfaced in China and is spreading globally has had a material adverse effect on our business. All of our operating subsidiaries and employees are located in China. During the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since during the past few months, businesses across China largely suspended or reduced operations. The outbreak has been evolving rapidly. We will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large. See “Risk Factors—Risks Related to Our Business—Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).”

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

Comparison of Fiscal Years Ended December 31, 2019, 2018 and 2017

The following table sets forth key components of our results of operations, for the years ended December 31, 2019, 2018 and 2017, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales

Revenue	16,465,562		18,535,116		23,762,536
Cost of sales	-10,714,519	-65%	-20,851,252	-112%	-35,274,352	-148%
Gross profit	5,757,043	35%	-2,316,137	-12%	-11,511,816	-48%
Operating expenses		0
Distribution and selling expenses	1,094,391	-7%	-2,670,955	-14%	-3,265,380	-14%
Administrative expenses	-3,478,258	-21%	-4,907,020	-26%	-4,879,397	-21%
Total operating expenses	-4,572,649	-28%	-7,577,975	-41%	-8,144,776	-34%
Other income	291,582	2%	122,139	1%	461,564	2%
Other gains and losses	-1,064,588	-6%	-13,522,300	-73%	-122,244	-1%
Profit from operations	405,388	2%	-23,294,273	-126%	-19,317,272	-81%
Finance costs	-67,203	0%	-96,444	1%	-96,385	0%
Change in fair value of warrant liabilities	0	0%	0	0%	0	0%
Profit before tax	338,185	2%	-23,390,717	-126%	-19,413,657	-82%
Income tax	-442,590	-3%	5,422,119	29%	4,598,061	19%
Loss for the year	-104,405	-1%	-17,968,591	-97%	-14,815,596	-62%

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment for the respective periods is as follows:

By business	Distribution network			Corporate stores			OEM			Consolidated
	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Sales to external customers	10,308,309	13,584,754	15,034,800	571,403	2,375,773	6,983,592	5,585,850	2,574,589	1,744,144	16,465,562	18,535,116	23,762,536
Segment	10,308,309	13,584,754	15,034,800	571,403	2,375,773	6,983,592	5,585,850	2,574,589	1,744,144	16,465,562	18,535,116	23,762,536
% of Sales	63%	73%	63%	3%	13%	29%	34%	14%	7%	100%	100%	100%
Segments gross margins	3,268,945	2,245,944	2,277,858	319,706	-5,402,994	-14,291,680	2,162,393	845,700	502,007	5,751,043.33	-2,316,136	-11,511,816
Gross margin rate	32%	17%	15%	56%	-227%	-205%	39%	33%	29%	35%	-12%	-48%

Segment sales

For the year ended December 31, 2019, total revenue decreased by 11% to $16.45 million from $18.5 million in 2018. Our total revenue of 2018 decreased by 22% to $18.5 million from $23.8 million in 2017. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —Revenue from the Company’s distributor network in year 2019 decreased by 24% to $10 million from $13 million in 2018 primarily due to decrease of sales volume. There was a decrease of revenue from the Company’s distributor network in year 2018 by 10% to $13 million from $15 million in year 2017 primarily due to a decrease in sales volume as well. The distributor segment accounted for 63% of the total revenue in 2019, compared to 73% and 63% during years 2018 and 2017, respectively.

In year 2019, gross profit margin for the company’s distributor network increased to 32% from 17% for year 2018 due to: 1) higher profit margin from newly designed products; 2) lower production cost benefitted from scale of economies and less expenses; 3) company strategy change to higher profit oriented from market share oriented; and 4) profit margin improvement benefited from value add tax decrease from 17% to 13%. The sales went down in year 2018 because we suspended sales of new products to some distributors which failed to pay off debts to us due to overstock during previous periods. We also terminated some cooperation with some distributors due to their failure to pay off debts owed to us.

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

The Company’s distributor network currently consists of 14 distributors in 11 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2019, distributors operated a total of 29 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate store sale for fiscal year 2019 was $0.54 million, compared to $2.37 million for year 2018. In 2019, sales from corporate store decreased as compared to 2018 because there were no promotion sales of repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

Total revenue from corporate store sale for fiscal year 2018 was $2.37 million, compared to $6.98 million for year 2017. In 2018 sales from corporate store decreased as compared to 2017 due to a decrease in promotion sales of repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

As of December 31, 2019, we operated 1 corporate store which was located in Fujian. Total revenue from corporate store sales of 2019 decreased as compared to 2018 because of not more promotion sales of repurchased inventory.

The corporate store segment contributed 3% of total revenue in 2019, compared to 14% of 2018 and 29% of 2017. Gross profit margin for the Company’s corporate store was 56% in 2019, compared to -232% in 2018 and-205% in 2017. The margin increase from 2017 to 2019 is primarily because there were no more sales of repurchased inventory from certain distributors which were sold at big discounted price in year 2017 and year 2018 and there is not more price reduction for stimulate sales.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by us. Revenue from the OEM segment increased by $3.01 million to $5.59 million for year ended December 31, 2019, compared to $2.57 million for year ended December 31, 2018. Gross profit margin increased to 39% from 33% of year 2018. Revenue from the OEM segment decreased by $0.83 million to $2.57 million for year ended December 31, 2018, compared to $1.74 million for year ended December 31, 2017. Gross profit margin increased to 33% from 29% of year 2017. Our revenues from sales of OEM represented 34%, 14% and 9%, respectively, of our total revenues for years ended December 31, 2019, 2018 and 2017.

Cost of sales and gross profit rate

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Our cost of sales decreased from $21 million in year 2018 to $11 million in year 2019. The decrease was mainly due to the decrease in total sales in year 2019 compare to 2019.

The gross profit rate increased from -12% in year 2018 to 35% in year 2019 due to 1) the higher price of new products and improvement of the quality this year; 2) lower production cost of larger scale of economy production; 3) lower fixed unit cost benefited from the increase amount of OEM orders; and 4) profit margin improvement benefited from value add tax decrease from 17% to 13%.

Our cost of sales decreased from $35 million in year 2017 to $21 million in year 2018. The decrease was mainly due to the decrease in repurchased inventory from certain distributors compared to year 2017.

The gross profit rate increased from -48% in year 2017 to -12% in year 2018 due to 1) a decrease in the number of promotion sales in repurchased inventory from certain distributors compared to year 2017. We reacquired excess inventory of RMB 55 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 40 million; 2) the higher price of updated new products and improvement of products quality; and 3) higher profit margin of OEM segments due to lower amortized fixed fees from big orders from certain customers. In order to keep long-term relationships with our distributors and support their continued operation, we decided to continue to buy back some excessive inventory from certain distributors.

Administrative expenses

Administrative expenses decreased by $1.43 million or 29% to $3.4 million for year 2019 from $4.9 million for 2018. The change was mainly due to decrease in design staff expenses and less depreciation cost from lower fixed asset value after impairment of property in year 2018.

Administrative expenses increased by $0.02 million or 1% to $4.9 million for year 2018 from $4.88 million for 2017. The change was mainly due to the decrease of outsourcing design expense and the increase of the company’s share-based compensation paid to officers and directors of the company.

Distribution and selling expenses

The selling and distribution expenses decreased by $1.58 million or 59% to $1.1 million for the year ended December 31, 2019 from $ 2.7 million in 2018, primarily due to the decrease of advertisement expenses, products promotion expenses and entertainment expenses.

The selling and distribution expenses decreased by $0.59 million or 18% to $2.7 million for the year ended December 31, 2018 from $ 3.2 million in 2017, primarily due to the decrease of advertisement expenses, products promotion expenses and entertainment expenses.

The advertisement expenses of 2018, 2017 and 2016 are relatively even and selling expenses accounted for 1.9%, 6.6% and 7.5% for 2019, 2018 and 2017, respectively.

Other gains and losses

Other gains and losses increased by $12.5 million, or 92%, to -$1.1 million for the year ended December 31, 2019 from -$13.5 million for year 2018. The increase was mainly due to the impairment on Anhui property as a result of the decrease of its fair value in year 2018.

Other gains and losses increased by $13.4 million, or 10,875%, to -$13.52 million for the year ended December 31, 2018 from -$0.12 million for year 2017. The increase was mainly due to the impairment on Anhui property as a result of the decrease of its fair value.

Profit for the year

We had a loss of $0.10 million in 2019 as compared to a loss of $18 million for 2018, representing an increase of profit of $17.86 million or 99%. Net margin was -1% for the year ended December 31, 2019, compared to -97% for the year ended December 31, 2018.

We had a loss of $18 million in 2018 as compared to a loss of $14.81 million for 2017, representing a decrease of profit of $3 million or 21%. Net margin was -97% for the year ended December 31, 2018, compared to -62% for the year ended December 31, 2017.

Profit for the year increased from 2018 to 2019 mainly due to the following reasons: (1) the significant decrease in administrative expenses and distributions and selling expenses as compared with year 2018; and (2) the higher selling price of new products after improvement; 3) lower production cost benefited from scale of economies production; and 4) lower unit cost from bigger OEM orders.

Profit for the year decreased from 2018 to 2017 mainly due to the following reasons: (1) the impairment on Anhui property due to the decrease of its fair value (2) the decrease in revenues compared to year ended December 31, 2017; and (3) a slowdown in demand in menswear resulted from competition from online sales and other international brands, which led to an oversupply in recent years and our distributors faced difficulties in selling products and paying back the balance owed to us. We reacquired an excess inventory of RMB 55 million from certain distributors and sold at its net realizable value, which caused a loss at RMB 40 million.

B.	Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $20,620,478. Our cash and cash equivalents consist of cash on hand and cash in the banks. We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31
	2019	2018	2017
Net cash provided by (used in) operating activities	$(558,804)	$(3,703,354)	$1,922,252
Net cash provided by (used in) investing activities	332,513	52,932	(865,365)
Net cash provided by (used in) financing activities	57,089	(256,870)	(1,095,910)
Net increase (decrease) in cash and cash equivalents	(169,200)	(3,907,291)	(39,024)
Effects of exchange rate change in cash	(236,423)	(1,117,062)	1,513,138
Cash and cash equivalents at beginning of the period	21,026,103	26,050,456	24,576,341
Cash and cash equivalent at end of the period	$20,620,478	$21,026,103	$26,050,456

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

Net cash used in operating activities in fiscal year 2019 was $0.56 million, compared with cash used by operating activities of $3.7 million in the year ended December 31, 2018. The change is mainly due to cash inflow from increase of account receivables.

Net cash used in operating activities in fiscal year 2018 was $3.7 million, compared with net cash provided by operating activities of $1.9 million in the year ended December 31, 2017. The change is mainly due to the increase of provision of Anhui property and the increase of deferred tax due to the loss of fiscal year 2018.

Investing Activities

Net cash used in investing activities in fiscal year 2019 was $0.33 million, compared with $0.05 million net cash provided by investing activities in 2018. The net cash used in investing activities in 2017 was to sell some antiquated production facilities.

Net cash provided by investing activities in fiscal year 2018 was $0.05 million, compared with $0.8 million net cash used in investing activities in 2017. The net cash provided in investing activities in 2018 was interest received from our bank deposits.

Financing Activities

Net cash used in financing activities in fiscal year 2019 was $0.057 million, compared with $0.26 million net cash provided by financing activities in 2018. It mainly consisted of some advances from related parties.

Net cash used in financing activities in fiscal year 2018 was $0.26 million, compared with $1.1 million net cash used in financing activities in 2017. It mainly consisted of repayment of bank loans in 2018.

Loans, Other Commitments, Contingencies

As of December 31, 2019, we had an outstanding bank loan from Anhui Taihu Rural Commercial Bank Co. Ltd. in an amount of $1,075,084. Currently, the loan has a one-year term from April 26, 2020 to April 26, 2021 with an annual interest rate 50% higher than the benchmark interest rate of People’s Bank of China and is renewable annually. The loan has been guaranteed by Taihu County Financing Guaranty Co., Ltd. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2019.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Construction Obligations	$63,193,611	-	-	-
Operating Lease Obligations	$80,049	144,329	2,116,824	-
Total	$63,270,660	144,329	2,116,824	-

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the timely budget on every phase. The majority of funds for construction expenses came from the cash balance on the account as of December 31, 2019 and the new profit of following year.

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

Value added tax (VAT)

Output VAT was 16% of product sales and taxable services revenue before 2019, the tax laws announced it change to 13% in year 2019. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

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

NAME	AGE	POSITION
Keyan Yan	48	Chairman and Chief Executive Officer
Themis Kalapotharakos	45	Executive Director
Lixia Tu	38	Chief Financial Officer and Director
John Sano	50	Independent Director
Matthew C. Los	55	Independent Director
Zhongmin Zhang	77	Independent Director
Yuet Mei Chan	39	Independent Director

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

Mr. John Sano. Mr. Sano has been an independent director of the Company since the closing of the Share Exchange on August 1, 2014. Mr. Sano has over 20 years of experience in apparel & home furnishings concept, design, sourcing, production, and e-commerce. He has extensive experience in all aspects of the retail clothing supply chain, from conceptualization to final production and distribution. Mr. Sano has also advised and worked closely with numerous top brands in the US. He has been General Director of Sano Design Services since 2002. Mr. Sano has an associate’s degree in interior design from Traphagen School of Design.

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

In 2019, we paid an aggregate of approximately $1,396,943 in cash as compensation to our directors and senior management as a group, and some of our directors and executive officers also received compensation in the form of annual salaries and bonuses. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

On March 25, 2019, we granted an aggregate of 305,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their service. All the shares vested immediately upon granting.

2018 Equity Incentive Plan

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, pursuant to which the Company may offer up to two million shares of common stock as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2018 Plan. As of December 31, 2019, we have granted 305,000 shares of common stock under the 2018 Plan.

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

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D.	Employees

As of December 31, 2019, we employed 195 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	25
Marketing, Sales and Distribution	12
Design and Product Development	12
Production	118
Procurement, Warehousing and Logistics	15
Quality and Assurance	13
TOTAL	195

We believe that we have maintained a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for company’s operations. None of company’s employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. In addition, the company is required by Chinese law to cover employees in China with various types of social insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our failure to fully comply with PRC laws relating to social insurance and housing accumulation fund may expose it to potential administrative penalties.”

E.	Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of May 31, 2020 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Chairman, CEO and President	Common Stock	964,320		37.21%
Lixia Tu	Chief Financial Officer and Director	Common Stock	60,000		2.32%
Themis Kalapotharakos	Director	Common Stock	40,000		1.54%
John Sano	Director	Common Stock	-		*
Matthew C. Los	Director	Common Stock	40,000		1.54%
Zhongmin Zhang	Director	Common Stock	10,000		0.39%
Yuet Mei Chan	Director	Common Stock	10,000		0.39%

All officers and directors as a group (7 persons named above)			1,124,320		43.38%
5% Security Holders
Keyan Yan (3)		Common Stock	964,320		37.21%
Alliance Investment Management Limited(4)		Common Stock	195,488	(4)	7.54%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of May 31, 2020, a total of 2,591,299 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Includes 20,000 shares of common stock owned by Bizhen Chen, Mr. Yan’s wife.

(4)	Based solely on Schedule 13D filed with the SEC on August 8, 2018, in which Alliance Investment Management reported it has sole voting and dispositive power with respect to 195,488 shares of our common stock. The address of the reporting person is 7 Belmont Road, Kingston, Jamaica.

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

From time to time, KBS and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2019 and 2018, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31, 2019, 2018 and 2017, the balance of the amounts we borrowed from Mr. Yan was $560,165, $485,302 and $35,483, respectively.

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

Approximate Number of Holders of Our Securities

On May 31, 2020, there were 352 shareholders of record of our common stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

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

The following is a general summary of the material Marshall Islands, Hong Kong, BVI, PRC and U.S. federal income tax consequences relevant to an investment in our shares of common stock , sometimes referred to collectively in this summary as our “securities”. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Marshall Islands, Hong Kong, the BVI, the PRC and the United States. We recommend that you consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our securities.

Marshall Islands Taxation

The following are the material Marshall Islands tax consequences of our activities to us and to our stockholders of investing in our Common Stock. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our stockholders or proceeds from the disposition of our common stock, provided such stockholders are not residents in the Marshall Islands. There is no tax treaty between the United States and the Republic of the Marshall Islands.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our common stock that are held through ’‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.kbsfashion.com.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.18 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2019, our accumulated other comprehensive income was $4.02 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

An evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019, was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over the financial reporting as of December 31, 2019, using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015. Copies of our Code of Ethics are available in print, free of charge, upon request to KBS Fashion Group Limited, Xin Fengge Building, Yupu Industrial Park. Shishi City, Fujian Province 362700, China. During the fiscal year ended December 31, 2019, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2019	2018
Audit Fees*	$120,000	$120,000

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our RMI counsel has provided a letter to NASDAQ indicating that we have elected to follow home country practices in lieu of NASDAQ Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Listing Rule 5615(a)(3), and our practices with regards to these NASDAQ requirements are not prohibited by the laws of the RMI. We currently follow our home country practice that (i) does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year, (ii) does not require us to seek shareholder approval for the adoption of share incentive plans; and (iii) does not require us to establish a compensation committee or nominating committee or nominating process. As a result,

●	in lieu of having a compensation committee under Nasdaq Listing Rule 5605(d), we currently do not have a compensation committee;

●	in lieu of selecting or recommending director nominees for selection by either a majority of the independent directors or a nominating committee comprised solely of independent directors under Nasdaq Listing Rule 5605(e), we currently do not have a nominating committee or such nominating process;

●	in lieu of holding a shareholder meeting each year under Nasdaq Listing Rule 5620(a), we did not hold an annual shareholder meeting in fiscal 2019; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals; and

●	in lieu of obtaining shareholder approval under Nasdaq Listing Rule 5635(c) prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, our board of directors approves such adoption, including our 2018 equity incentive plan.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statement pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on February 3, 2017)
1.4	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act as of December 31, 2019.
4.1	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
4.2	Employee Agreement with Lixia Tu, dated June 25, 2015 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
4.3	2018 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on December 27, 2018)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from WWC, P.C., Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: June 8, 2020	KBS Fashion Group Limited

/s/ Keyan Yan
Keyan Yan
Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2019, 2018, and 2017

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
KBS Fashion Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California

June 8, 2020

KBS Fashion Group Limited

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019, 2018, 2017

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2019	2018	2017
Revenue	8	16,465,562	18,535,115	23,762,536
Cost of sales	9	(10,714,519)	(20,851,252)	(35,274,352)
Gross profit		5,751,043	(2,316,137)	(11,511,816)

Other income	10	291,582	122,139	461,564
Other gains and (losses)	11	(1,064,588)	(13,522,300)	(122,243)
Distribution and selling expenses	12	(1,094,391)	(2,670,955)	(3,265,380)
Administrative expenses	13	(3,478,258)	(4,907,020)	(4,879,397)
Profit (loss) from operations		405,388	(23,294,273)	(19,317,272)

Finance costs	14	(67,203)	(96,444)	(96,385)
Change in fair value of warrant liabilities	31	-	-	-

Loss before tax		338,185	(23,390,717)	(19,413,657)

Income tax income/(expense)	15	(442,590)	5,422,119	4,598,061

Loss for the year	16	(104,405)	(17,968,598)	(14,815,596)
Other comprehensive loss
-currency translation differences		(951,780)	(3,071,697)	4,810,715
Total comprehensive loss for the year		(1,056,185)	(21,040,295)	(10,004,881)

Loss per share of common stock attributable to the Company
-Basic	19	(0.00)	(8.06)	(7.96)
-Diluted	19	(0.00)	(8.06)	(7.96)
Weighted average shares outstanding:
-Basic	19	2,517,491	2,229,915	1,860,831
-Diluted	19	2,517,491	2,229,915	1,860,831

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Financial Position

As at December 31, 2019, and 2018

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2019	2018
Non-current assets
Property, plant and equipment-net	20	6,083,966	12,173,808
Investment property-net	20	5,099,178
Prepayments and premiums under operating leases	21	2,261,153	2,371,735
Land use rights	24	579,900	603,503
Deferred tax assets	15	14,330,463	14,688,829
		28,354,660	29,837,875
Current assets
Inventories	25	1,442,260	1,245,800
Trade receivables	26	10,475,766	8,122,223
Other receivables and prepayments	26	120,298	855,473
Prepayments and premiums under operating leases	21	75,318	78,532
Cash and cash equivalents	27	20,620,478	21,026,103
		32,734,120	31,328,131
Total assets		61,088,780	61,166,006
Current liabilities
Short term bank loans	30	1,075,084	1,092,783
Trade and other payables	28	4,578,419	5,278,460
Due to related parties	29	560,165	445,614
Contract liabilities		173,919	47,828
Income tax payable		256,808	-
		6,644,394	6,864,685
Non-current liability
Warrant liabilities	31	-	-
		-	-
Total liabilities		6,644,394	6,864,685
Equity
Share capital	32	259	227
Share premium	32	9,199,779	8,000,561
Revaluation reserve	33	184,272	184,272
Statutory surplus reserve	33	6,084,836	6,084,836
Retained profits	33	46,073,808	46,178,213
Foreign currency translation reserve	33	(7,098,568)	(6,146,788)
		54,444,386	54,301,321
Total liabilities and equity		61,088,780	61,166,006

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018, 2017

(Stated in U.S. Dollars)

						Foreign
				Statutory		currency
	Share	Share	Revaluation	surplus	Retained	translation
	capital	premium	reserve	reserve	profits	reserve	Total
	(Note 32)	(Note 32)	(Note 33)	(Note 33)	(Note 33)	(Note 33)
Balance at January 1, 2017	177	6,056,240	184,272	6,084,836	78,962,407	(7,885,806)	83,402,126
Shares issued for stock based compensation	21	629,929	-	-	-	-	629,950
Loss for the year	-	-	-	-	(14,815,596)	-	(14,815,596)
Other comprehensive income for the year	-	-	-	-	-	4,810,715	4,810,715
Balance at December 31, 2017	198	6,686,169	184,272	6,084,836	64,146,811	(3,075,091)	74,027,195
Shares issued for stock based compensation	29	1,314,392	-	-	-	-	1,314,421
Loss for the year	-	-	-	-	(17,968,598)	-	(17,968,598)
Other comprehensive loss for the year	-	-	-	-	-	(3,071,697)	(3,071,697)
Balance at December 31, 2018	227	8,000,561	184,272	6,084,836	46,178,213	(6,146,788)	54,301,321
Shares issued for stock based compensation	32	1,199,218	-	-	-	-	1,199,250
Loss for the year	-	-	-	-	(104,405)	-	(104,405)
Other comprehensive loss for the year	-	-	-	-	-	(951,780)	(951,780)
Balance at December 31, 2019	259	9,199,779	184,272	6,084,836	46,073,808	(7,098,568)	54,444,386

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018, 2017

(Stated in U.S. Dollars)

	Year ended December 31,
	2019	2018	2017
OPERATING ACTIVITIES
Profit/(loss) for the year	(104,405)	(17,968,598)	(14,815,596)
Adjustments for:
Share-based payment	1,199,250	1,314,420	629,950
Finance cost	67,203	96,444	96,385
Interest income	(62,538)	(71,693)	(81,517)
Depreciation of property, plant and equipment	671,262	1,521,725	1,510,213
Amortization of prepaid lease payments and trademark	13,992	14,545	14,307
Amortization of subsidies prepaid to distributors	-	-	401,259
Amortization of prepayments and premiums under operating leases	96,743	107,088	105,340
Provision/ (reversal) of inventory obsolescence	(145,747)	196,124	101,256
Bad debt provision of trade receivables	1,028,972	-	-
Gain/(loss) on disposal of property, plant and equipment	(2,093)	940	2,418
Provision of impairment loss in property, plant and equipment	-	13,311,557	-
Operating cash flows before movements in working capital	2,762,639	(1,477,448)	(12,035,985)

(Increase)/ decrease in trade and other receivables	(3,554,014)	1,941,336	13,983,781
(Increase)/ decrease in inventories	(219,210)	294,204	669,923
Increase/ (decrease) in trade and other payables	(641,494)	2,036	522,839
Increase/ (decrease) in income tax payable	259,855	-	(263,333)
(Increase)/ decrease in deferred tax assets	124,274	(5,422,119)	(4,598,061)
Prepayments and premiums paid under operating leases	709,146	958,638	3,645,471
CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(558,804)	(3,703,353)	1,924,635

Income tax paid	-	-	(2,385)
NET CASH (USED IN)/FROM OPERATING ACTIVITIES	(558,804)	(3,703,353)	1,922,250

INVESTING ACTIVITIES
Interest received	62,538	71,693	81,517
Purchase of property, plant and equipment	269,975	(18,761)	(946,882)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	332,513	52,932	(865,365)

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018, 2017

(Stated in U.S. Dollars)

FINANCING ACTIVITIES
Interest paid	(67,203)	(96,444)	(96,385)
New bank loans raised	1,087,839	1,130,840	1,557,336
Repayment of borrowings	(1,087,839)	(1,583,175)	(1,557,336)
Advance from related party	124,292	299,542	387,030
Repayment to related party	-	(7,633)	(1,386,555)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	57,089	(256,870)	(1,095,910)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(169,202)	(3,907,291)	(39,025)
Effects of currency translation	(236,423)	(1,117,062)	1,513,140
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,026,103	26,050,456	24,576,341
CASH AND CASH EQUIVALENTS AT END OF YEAR	20,620,478	21,026,103	26,050,456

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to Financial Statements

1.	GENERAL INFORMATION

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

For the year ended December 31, 2019 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2019 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2019, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

IFRS 16 Lease

Amendment to IAS 19 Employee Benefits

Amendments to IFRS 3 Business Combinations and IFRS 11 Joint Operations

Amendment to IFRS 9 Financial Instruments

Amendment to IAS 12 Income Taxes

Amendment to IAS 23 Borrowing Costs

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2017	USD 1.00= RMB 6.5924	USD 1.00=RMB 6.7423
December 31, 2018	USD 1.00= RMB 6.8632	USD 1.00=RMB 6.6322
December 31, 2019	USD 1.00= RMB 6.9762	USD 1.00=RMB 6.8944

KBS Fashion Group Limited

Notes to Financial Statements

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2017	USD 1.00= HKD 7.8170	USD 1.00=HKD 7.7928
December 31, 2018	USD 1.00= HKD 7.8329	USD 1.00=HKD 7.8636
December 31, 2019	USD 1.00= HKD 7.7877	USD 1.00=HKD 7.8342

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

  the amount of revenue can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

  revenue from sale of goods is recognized when the goods are delivered and title has passed.
  the risks of obsolescence and loss have been transferred to the customer there is no unfulfilled obligation that could affect the customer’s acceptance of the products
  Delivery occurs when the products have been shipped to the customer, and either the customer has accepted the products in accordance with the sales contract, any potential acceptance provisions have lapsed, or the group has objective evidence that all potential criteria for acceptance have been satisfied.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due

Value added tax (VAT)

Current standard Output VAT in effect is 13% of product sales and taxable services revenue, according to existing tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

Period	Standard VAT rate in effect
April 1, 2019 - Current	13%
May 1, 2018 – March 31, 2019	16%
Earlier	17%

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Leasing

IFRS 16 Leases requires lessees to recognise assets and liabilities for most leases based on a ‘right-of-use model’ which reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

IFRS 16 defines a lease term as the noncancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

Under IFRS 16 lessees may also elect not to recognise assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognises the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis. For leases where the Group is the lessee, the lease term is either cancelable or no longer than 12 months, so the Group has elected not to record the leased assets.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. IFRS 16 did not have any significant impact on leases where the Group is the lessor.

KBS Fashion Group Limited

Notes to Financial Statements

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

Investment properties

Investment properties are land and buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation. These include land and buildings held for a currently undetermined future use. Such properties are stated at cost less accumulated depreciation and any impairment losses.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

Depreciation is calculated on the straight-line basis to depreciate the cost of each item of investment properties over the estimated useful life of 20 years.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2019 and 2018 amounted to $ 256,808 and $ nil respectively.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

KBS Fashion Group Limited

Notes to Financial Statements

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

During the years ended December 31, 2019, 2018, and 2017, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2019, 2018, and 2017, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2019, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

During the years ended December 31, 2019, 2018, and 2017, the Company recognized impairment losses of $nil, $13,311,557, and $nil, respectively, for a part of its factory plant in Anhui that is not currently in use. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the factory plant has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

For the prepayment for acquisition of land use rights, the Company provided an estimate of its fair value based on the market value substitution rule. The estimated fair value belongs to Level 2 of the fair value hierarchy because the input is determined through quoted prices of similar assets without an actively quoted market. Using the market approach, the Company compares the price of the land use right that the Company intended to acquire with the price of similar land use rights in the same geographical area, adjusted by factors such as price index, frequency of actual transactions conducted, environmental conditions, etc. Significant assumptions used in this estimation include the ability to legally obtain such land use rights, the usage of land as industrial use, the date of transaction at year end, etc. As a result, the Company provided an estimate in the amount of $5,154,034. Finally, the fair value is reduced by estimated costs to sell which include, but not limited to, legal costs, stamp duty, similar transaction tax, etc. in the amount of $379,971. The net value is then compared to the carrying value, and the difference is recorded as impairment loss in the amount of $1,317,295 in 2015. In 2016, since there was no progress in regards to the acquisition of land use rights, the Company provided further impairment to bring the carrying value down to $0 as management is unable to assert the recoverability of such asset.

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

By business	Wholesale			Retail			Subcontracting			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Sales to external customers	10,308,309	13,584,754	15,034,800	571,403	2,375,773	6,983,592	5,585,850	2,574,589	1,744,144	16,465,562	18,535,116	23,762,536
Segment revenue	10,308,309	13,584,754	15,034,800	571,403	2,375,773	6,983,592	5,585,850	2,574,589	1,744,144	16,465,562	18,535,116	23,762,536
Segment gross margins/(loss)	3,268,945	2,245,944	2,277,858	319,706	(5,402,994)	(14,291,680)	2,162,393	840,913	502,007	5,751,043	(2,316,136)	(11,511,815)
Reconciling items										(5,412,858)	(21,074,581)	(7,901,842)
Profit/(loss) before tax										338,185	(23,390,717)	(19,413,657)
Income tax income/(expense)										(442,590)	5,422,119	4,598,061
Profit/(loss) for the year										(104,405)	(17,968,598)	(14,815,596)

	As of December 31, 2019
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	24,741,115	7,979,513	13,492	32,734,120
Non-current assets	10,047,963	18,306,697		28,354,660
Total assets	34,789,078	26,286,610	13,492	61,088,780

Current liabilities	3,066,041	1,483,891	2,094,462	6,644,394
Total liabilities	3,066,041	1,483,891	2,094,462	6,644,394

	As of December 31, 2018
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	24,915,855	6,394,814	17,462	31,328,131
Non-current assets	10,236,126	19,601,749	-	29,837,875
Total assets	35,151,981	25,996,563	17,462	61,166,006

Current liabilities	3,417,655	1,590,564	1,856,467	6,864,685
Total liabilities	3,417,655	1,590,564	1,856,467	6,864,685

KBS Fashion Group Limited

Notes to Financial Statements

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2019	2018	2017
Distributor A	1,019,139	1,331,194	1,454,862
Other distributors	9,289,170	12,253,560	13,579,938
	10,308,309	13,584,754	15,034,800

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2019	2018	2017
Supplier A	1,270,597	3,031,310	2,403,309
Supplier B	2,325,926	2,879,110	-
Supplier C	504,779	-	1,530,429
Supplier D	1,212,778	-	1,714,468
Supplier E	869,365	-	1,684,743
Supplier F	1,222,864	1,684,910	-
Other suppliers	62,948	2,901,982	5,065,563
	7,469,257	10,497,311	12,398,512

8.	REVENUE

	Year ended December 31,
	2019	2018	2017
Apparel
-Wholesale	10,308,309	13,584,754	15,034,800
-Retail	571,403	2,375,773	6,983,592
Subtotal	10,879,712	15,960,527	22,018,392
Subcontracting	5,585,850	2,574,589	1,744,144
	16,465,562	18,535,116	23,762,536

Revenue is denominated only in USD.

KBS Fashion Group Limited

Notes to Financial Statements

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity. The following table shows a breakdown of cost of sales for the periods presented for each category:

	Year ended December 31,
	2019	2018	2017
Changes in inventories of finished goods and work in progress	76,800	(24,475)	227,132
Materials consumed in production	43,443	29,619	41,057
Purchases of finished goods	7,053,841	19,044,582	33,877,598
Labor	2,887,199	1,061,943	602,196
Depreciation	142,278	352,739	370,858
Rental	-	452	-
Outsourced manufacturing cost	-	-	-
Taxes and surcharges *	130,728	75,736	157,314
Water and electricity	63,969	62,027	52,796
Inventory provision	42,919	196,124	8
Others	237,561	128,773	120,886
Foreign currency translation difference	35,780	(76,269)	(175,493)
	10,714,519	20,851,252	35,274,352

* Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2019	2018	2017

Government grant	6,179	-	367,260
Interest income on bank deposits	62,538	71,693	81,517
Other	222,865	50,446	12,787
	291,582	122,139	461,564

KBS Fashion Group Limited

Notes to Financial Statements

11.	OTHER GAINS AND (LOSSES)

	Year ended December 31,
	2019	2018	2017
Gain on disposals of property, plant and equipment	2,124	1,380	171
Foreign exchange gain	13	(49)	(48)
Provision / reversal of inventory obsolescence	-	(196,124)	(101,256)
Bad debt provision of trade receivables	(1,028,972)	-	-
Impairment of property	-	(13,311,557)	-
Others	(37,753)	(15,950)	(21,110)
	(1,064,588)	(13,522,300)	(122,243)

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2019	2018	2017
Rental	9,573	16,067	21,527
Depreciation	-	1,218	2,680
Labor	170,771	275,026	258,233
Subsidy to distributors	477,779	787,064	773.238
Promotion	-	15,623	32,216
Advertisement	287,354	1,152,176	1,591,742
Others	148,914	423,782	585,744
	1,094,391	2,670,955	3,265,380

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2019	2018	2017
Labor	1,690,420	2,193,120	1,600,380
Audit fee	138,870	122,908	216,281
Professional fee	18,517	69,639	77,754
Design fee	372,192	648,632	937,478
Depreciation and amortization charges	685,253	1,185,257	1,149,455
Bank charges	2,815	8,130	18,352
Rental	73,021	75,907	74,668
Travelling and entertainment	17,439	2,662	107,566
Others	479,731	600,765	697,463
	3,478,258	4,907,020	4,879,397

KBS Fashion Group Limited

Notes to Financial Statements

14.	FINANCE COSTS

	Year ended December 31,
	2019	2018	2017
Interest expenses on bank borrowings
wholly repayable within one year	67,203	96,444	96,385

Bank borrowings interests are charged at a rate of 6.09% per annum for the bank loan that was fully repaid in 2019.

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2019	2018	2017
PRC enterprises income tax:
Current tax	256,808	-	-
Deferred tax	185,787	(5,422,119)	(4,598,061)
	442,595	(5,422,119)	(4,598,061)

Hongri Fujian and Anhui Kai Xin subject to the applicable enterprise income tax rate of 25%. As of December 31, 2019, 2018, and 2017, the Company had no unrecognized tax benefits.

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

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2019	2018	2017
(Loss)/profit before tax	338,185	(23,390,716)	(19,413,657)
Tax calculated at domestic tax rates applicable to profits in PRC (2019, 2018, and 2017: 25%)	84,546	(5,847,679)	(4,853,414)
Tax effect of tax loss of tax exempt entities	358,049	425,560	255,354
Tax charge for the year	442,595	(5,422,119)	(4,598,061)

KBS Fashion Group Limited

Notes to Financial Statements

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2019		2018		2017
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	60,645,730	14,688,829	38,761,131	9,924,944	20,737,366	4,879,652
Bad Debt provisions charged to profit or loss	(1,028,972)	(257,243)	-	-	-	-
Impairment charged to profit or loss			13,507,681	3,376,920	101,256	25,314
Tax loss carried forward			8,376,919	2,094,230	17,922,508	4,480,627
Effect of translation		(304,207)	-	(707,265)	-	539,351
End of the year	59,616,758	14,127,559	60,645,730	14,688,829	38,761,131	9,924,944

16.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2019	2018	2017
Cost of inventories recognized as expenses	10,583,791	20,398,829	35,094,050
Taxes and surcharges	130,728	112,108	180,302
	10,714,519	20,510,936	35,274,352

Depreciation of property, plant and equipment	671,262	1,172,809	1,137,831
Amortization of land use rights and trademarks	13,992	14,545	14,307
Amortization of subsidies prepaid to distributors		-	401,259
Amortization of prepayments and premiums under operating leases	96,743	104,206	105,340
Provision (Reversal) of inventory obsolescence	(145,747)	196,124	101,256
Provision of bad debt allowance	1,028,972	-	-
Provision of impairment loss in property		13,311,557	-
	1,665,222	14,799,241	1,759,993

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2019	2018	2017

Salaries and other short-term benefits	2,086,041	2,637,752	2,476,506
Defined contribution benefit schemes	290,414	205,499	189,621
Total employee benefits expense (including directors’ emoluments)	2,376,454	2,843,251	2,666,127

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

KBS Fashion Group Limited

Notes to Financial Statements

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2019	2018	2017
Salaries
Yan Keyan	389,826	739,350	304,050
Lixia Tu	232,144	296,100	233,854
John Sano	18,600	23,050	43,950
Themis Kalapotharakos	148,800	161,350	87,900
Matthew Los	148,800	161,350	87,900
Zhongmin Zhang	18,600	23,020	43,950
Yuet Mei Chan	18,600	23,050	43,950
	975,370	1,427,300	847,554
Social Welfare
Yan Keyan	1,055	1,122	1,006
	1,055	1,122	1,006

19.	EARNINGS/ (LOSS) PER SHARE

	For the years ended December 31,
	2019	2018	2017
Basic (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(104,405)	$(17,968,598)	$(14,815,596)

Diluted (Loss)/Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	$(104,405)	$(17,968,598)	$(14,815,596)

Basic (Loss)/Earnings Per Share Denominator#
Original shares:	2,271,299	1,986,299	1,767,821
Additions from actual events:
- Issuance of common stock, weighted	246,192	288,421	93,010
Basic weighted average shares outstanding	2,517,491	2,229,915	1,860,831

Diluted (Loss)/Earnings Per Share Denominator#
Basic weighted average shares outstanding	2,517,491	2,229,915	1,860,831
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*			-
Diluted Weighted Average Shares Outstanding:	2,517,491	2,229,915	1,860,831

(Loss)/Earnings Per Share#
- Basic	$(0.00)	$(8,06)	$(7.96)
- Diluted	$(0.00)	$(8.06)	$(7.96)
Weighted Average Shares Outstanding#
- Basic	2,517,491	2,229,915	1,860,831
- Diluted	2,517,491	2,229,915	1,860,831

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the outstanding warrants being out-of-the-money during the periods presented.

#	The amount of shares and the respective calculations of earnings/(loss) per share have been adjusted according to reverse split.

KBS Fashion Group Limited

Notes to Financial Statements

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements- shops	Total

COST
At January 1, 2018	31,256,157	928,022	130,515	86,654	153,135	895,781	268,759	33,719,025
Additions	-	1,767	11,544	-	8,014	-	-	21,324
Disposals	-	(4,103)	-	-	-	-	-	(4,103)
Translation adjustment	(1,498,321)	(44,486)	(6,257)	(4,154)	(7,341)	(42,941)	(12,883)	(1,616,383)
At December 31, 2018	29,757,837	881,199	135,802	82,500	153,808	852,840	255,876	32,119,863
Additions	-	-	162	-	-	-	-	162
Disposals	-	(266,304)	(280)	(387)	-	-	-	(266,971)
Reclassification to investment property	(12,291,058)	-	-	-	-	-	-	(12,291,058)
Translation adjustment	(482,015)	(14,274)	(2,200)	(1,336)	(2,491)	(13,814)	(4,145)	(520,275)
At December 31, 2019	16,984,763	600,620	133,486	80,777	151,317	839,026	251,731	19,041,720

DEPRECIATION AND IMPAIRMENT
At January 1, 2018	(3,932,436)	(791,401)	(99,887)	(77,945)	(146,818)	(577,253)	(268,759)	(5,894,501)
Provided for the year	(891,146)	(14,619)	(8,776)	(41)	(2,411)	(109,261)	-	(1,026,254)
Eliminated upon disposal of assets	-	3,693	-	-	-	-	-	3,693
Impairment	(13,311,557)	-	-	-	-	-	-	(13,311,557)
Translation adjustment	188,509	37,937	4,788	3,736	7,038	27,672	12,883	282,564
At December 31, 2018	(17,946,631)	(764,389)	(103,875)	(74,250)	(142,191)	(658,843)	(255,876)	(19,946,054)
Provided for the year	(832,476)	(13,733)	(7,279)	-	(1,857)	(73,239)	-	(928,584)
Eliminated upon disposal of assets	161,645	234,901	252	5,122	-	-	-	401,919
Depreciation reclassified to investment property	2,708,200	-	-	-	-	-	-	2,708,200
Impairment reclassified to investment property	4,483,680	-	-	-	-	-	-	4,483,680
Translation adjustment	290,698	12,382	1,683	1,203	2,303	10,672	4,145	323,085
At December 31, 2019	(11,134,883)	(530,840)	(109,220)	(67,925)	(141,745)	(721,410)	(251,731)	(12,957,754)

CARRYING AMOUNT
At December 31, 2018	11,811,206	116,809	31,928	8,250	11,617	193,997	-	12,173,808
At December 31, 2019	5,849,880	69,780	24,266	12,852	9,572	117,616	-	6,083,966

KBS Fashion Group Limited

Notes to Financial Statements

Net exchange differences from translating the financial statements from functional currency to presentation currency were $(197,910) and $(1,333,819) as at December 31, 2019 and 2018.

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 were $939,601, $1,525,548, and $1,137,831, respectively. Impairment loss charged for the years ended December 31, 2019, 2018, and 2017 were $nil, $13,311,557, and $nil, respectively. The detail estimation of such impairment provision is explained in note 6.

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

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $93,701 and $123,265 as at December 31, 2019 and 2018, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

In 2012, the Company performed a revaluation of certain equipment. The revaluation was performed by an independent appraiser on November 10, 2012 and, as a result of the revaluation, the Company recognized a revaluation surplus in the amount of 184,272. The amount is classified as revaluation reserve. Since the surplus has not been realized, the amount recognized is not available for distribution. There was no movement in the revaluation reserve during 2019 and 2018. The carrying amount that would have been recognized had the assets been carried under the cost model is as follows:

	As at December 31,
	2019	2018
Machinery	89,755	91,232
Motor Vehicles	33	33
Office Equipment	2,492	2,533
Furniture and fixtures	692	703
	92,971	94,502

Investment Properties

As at December 31, 2019, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2019	2018
Opening balance at 1 January	-
Acquisitions	-
Capitalised subsequent expenditure	-
Classified as held for sale or disposals	-
Transfer (to)/from inventories and owner-occupied property	12,291,058
Closing balance at 31 December	12,291,058

DEPRECIATION AND IMPAIRMENT	2019	2018
Opening balance at 1 January	-
Provided for the year	-
Eliminated upon disposal of assets	-
Impairment for the year	-
Transfer to/(from) inventories and owner-occupied property	(7,191,880)
Closing balance at 31 December	(7,191,880)

CARRYING AMOUNT	2019	2018
Closing balance at 31 December	5,099,178

KBS Fashion Group Limited

Notes to Financial Statements

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2018	2,652,106
additions for the year	26,899
charge for the year	(104,206)
translation adjustment	(124,532)
At December 31, 2018	2,450,267
additions for the year	21,757
charge for the year	(96,743)
translation adjustment	(38,810)
At December 31, 2019	2,336,471

Analyzed for reporting purposes as:

	As at December 31,
	2019	2018
Current asset	75,318	78,532
Non-current asset	2,261,153	2,371,735
	2,336,471	2,450,267

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2019, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2019
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

As at December 31, 2019, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2019
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

KBS Fashion Group Limited

Notes to Financial Statements

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2018	734,253
additions for the year	-
translation adjustment	(35,198)
At December 31, 2018	699,055
additions for the year
translation adjustment	(11,323)
At December 31, 2019	687,732

AMORTIZATION
At January 1, 2018	(85,600)
charge for the year	(15,545)
translation adjustment	4,593
At December 31, 2018	(95,552)
charge for the year	(13,992)
translation adjustment	1,712
At December 31, 2019	(107,832)

CARRYING AMOUNTS
At December 31, 2018	603,503
At December 31, 2019	579,900

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

All the land use rights mentioned above were owned by Anhui Kaixin.

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2019	2018
Raw materials	1,047,532	956,947
Finished goods	437,144	478,377
Provision for obsolete inventories	(42,416)	(189,524)
	1,442,260	1,245,800

KBS Fashion Group Limited

Notes to Financial Statements

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2019	2018
Trade receivables	12,775,324	9,416,320
Bad debt provision for trade receivables	(2,299,558)	(1,294,097)
	10,475,766	8,122,223

	As at December 31,
	2019	2018
Other receivables	3,387	2,617
Prepayments	116,911	852,856
	120,298	855,473

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

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2019	2018
Current	778,047	1,743,556
Past due for less than 4 months	2,458,705	3,546,525
Past due for more than 4 months	9,538,573	4,126,240
	12,755,324	9,416,320

The Group allows an average credit period of 120 -180 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting to $2,299,558 and $1,294,097 as of December 31, 2019 and 2018, respectively. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2019	2018
As at January 1	1,294,097	1,359,255
Provision provided in the year	1,028,972	-
Translation adjustment	(23,481)	(65,158)
As at December 31	2,299,558	1,294,097

Among the amounts of trade receivables, $1,509,839 and $1,368,183 of output VAT was included as of December 31, 2019 and 2018, respectively.

KBS Fashion Group Limited

Notes to Financial Statements

27.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2019	2018
Cash on hand	8,692	12,874
Bank deposits	20,611,786	21,013,228
	20,620,478	21,026,103

	As at December 31,
	2019	2018
Renminbi	20,618,675	21,021,141
Hong Kong Dollars	983	1,971
United States Dollars	820	2,991
	20,620,478	21,026,103

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2019 carry interest at market rates which ranged from 0.30% to 0.40% (2018: 0.35%-0.50%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

28.	TRADE AND OTHER PAYABLES

	As at December 31,
	2019	2018
Trade payables	63,550	42,063
Employee benefits payable	182,386	348,028
Other payables	1,761,358	1,645,271
Subtotal financial liabilities	2,007,294	2,035,362
Other taxes payable	2,571,125	3,243,098
	4,578,419	5,278,460

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2019	2018

Current	52,632	12,456
Past due for less than 4 months	3,959	8,504
Past due for over 4 months	6,959	21,104
	63,550	42,063

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

KBS Fashion Group Limited

Notes to Financial Statements

29.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Chairman, Director, and CEO
Chen, Bizhen	Wife of Yan, Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory	Company owned by Chen, Bizhen

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2019	2018
Yan, Keyan	Borrowing of funds	560,165	445,614
		560,165	445,614

Related parties payables were unsecured, non-interest bearing and repayment on demand.

During 2017, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 30.

*The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 34.

30.	SHORT-TERM BANK LOANS

	As at December 31,
	2019	2018
Secured bank borrowings	1,075,084	1,092,785
Carrying amount repayable within 1 year	1,075,084	1,092,785

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,075,084	3/21/2019	3/21/2020	6.09%	Land use right and buildings	Yan, Keyan/ Chen, Bizhen
	1,075,084

KBS Fashion Group Limited

Notes to Financial Statements

31.	WARRANT LIABILITIES

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

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs:

Balance – January 26, 2012 (inception)	-
Correction of an error	3,200,223
Issuance of warrants as part of Units on November 7, 2012	322,884
Change in fair value	(45,225)
Balance – December 31, 2012	3,477,882
Change in fair value	(45,442)
Balance – December 31, 2013	3,432,440
Change in fair value	(3,417,053)
Balance – December 31, 2014	15,387
Change in fair value	(11,978)
Balance – December 31, 2015	3,409
Change in fair value	(3,409)
Balance – December 31, 2016	-
Change in fair value	-
Balance – December 31, 2017	-
Change in fair value	-
Balance – December 31, 2018	-
Change in fair value	-
Balance – December 31, 2019	-

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

KBS Fashion Group Limited

Notes to Financial Statements

The inputs to the model were as follows:

	December 31, 2019	December 31, 2018
Stock price	N/A	2.96
Dividend yield	N/A	N/A
Risk-free rate	N/A	2.56%
Expected term (in years)	N/A	0.58
Expected volatility	N/A	11.94%

The quoted price of the warrants on the over-the-counter-markets (“OTC”) were no longer listed and $0.001 as at December 31, 2019 and 2018, respectively.

At December 31, 2019, there were no unexpired warrants outstanding.

32.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2017	1,986,299	$198	$6,686,170
Issuance of shares	285,000	29	1,314,392
Shares outstanding as December 31, 2018	2,271,299	$227	$8,000,561
Issuance of shares	320,000	32	1,199,218
Shares outstanding as December 31, 2019	2,591,299	259	9,199,779

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2017	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2017	1,986,299	$198	$6,686,170
Issue and fully paid common shares of US$0.0001 as at December 31, 2018	2,271,299	$227	$8,000,561
Issue and fully paid common shares of US$0.0001 as at December 31, 2019	2,591,299	$259	$9,199,779

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

KBS Fashion Group Limited

Notes to Financial Statements

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

On March 25, 2019, the Company granted an aggregate of 305,000 registered shares of common stock pursuant to the 2018 Equity Incentive Plan to the executive officers, directors and certain employees as compensations for their services

On March 29, 2019, the board of directors approved the issuance of 15,000 shares of common stock to the Investor Relationship firm as compensation for their services.

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

KBS Fashion Group Limited

Notes to Financial Statements

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,084,836 at December 31, 2019 and 2018, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

KBS Fashion Group Limited

Notes to Financial Statements

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2019	December 31, 2018
Total borrowing	1,075,084	1,092,783
Less: cash and cash equivalents	(20,620,478)	(21,026,103)
Net debt	(19,545,394)	(19,933,320)
Total equity	55,053,098	54,301,321
Total capital	35,507,704	34,368,001
Gearing ratio	(36)%	(37)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.7 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2019, our accumulated other comprehensive loss was $(7.1) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2019, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

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

The Group’s exposure to credit risk on trade receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, the outstanding balance of the five largest customers represented approximately 38% of the trade receivables of the Group at December 31, 2019 (2018: 52%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

KBS Fashion Group Limited

Notes to Financial Statements

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2019 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2019

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,075,084	-	1,075,084
Trade and other payables	4,578,419	-	4,578,419
Related parties payables	560,165	-	560,165
Total	6,213,668	-	6,213,668

As at December 31, 2018

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,092,783	-	1,092,783
Trade and other payables	5,278,460	-	5,278,460
Related parties payables	445,614	-	445,614
Total	6,816,857	-	6,816,857

6.	Fair value

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

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

-	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

-	Level 3 valuations: Fair value measured using significant unobservable inputs.

	December 31, 2019 Level 2	December 31, 2018 Level 2
Recurring far value measurements
Liabilities:
Warrant liabilities	-	-
	-	-

KBS Fashion Group Limited

Notes to Financial Statements

During the years ended December 31, 2019 and 2018, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 32.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2019	As at December 31, 2018
Contracted and authorized, in RMB	440,851,273	439,850,378
Contracted and authorized, in USD	63,193,611	64,088,236

(2)	As at December 31, 2019, the Company had lease commitments as follows:

	As at December 31,
	2019	2018
Within 1 year	80,049	78,532
2-5 years	216,493	220,058
Thereafter	2,044,660	2,151,677
	2,341,202	2,450,267

KBS Fashion Group Limited

Notes to Financial Statements

The amount of $80,049 as of December 31, 2019 represents leases of one office and one warehouse. There is no contingent rent payable for all of the leases. All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2019	2018
Within 1 year	72,164	73,353
2-5 years	216,493	220,058
Thereafter	2,044,660	2,151,677
	2,333,318	2,445,087

The Company has prepaid this lease in the full amount. The lease commenced on January 1, 2009 and will expire on April 22, 2052. The lease does not specify the terms of renewal, purchase options, or escalation clauses. The Company may not sublease the office to a third party. As it is a practically cancellable lease, the requirement of recognisation of ROU asset is not applicable.

36.	EVENTS AFTER THE BALANCE SHEET

The outbreak of novel coronavirus (Covid-19) in Mainland China in early 2020 has certain impact on the Company’s business operations and even the overall economy. In the opinion of the directors, the industry and the financial performance of the Company will inevitably be affected in the first half of 2020 and probably afterwards, and it is not practicable to provide a quantitative estimate of the potential impact of this outbreak on the Company’s financial statements by the date of the report.

* * * * *