Form 20-F
period 2020-12-31
KBS Fashion Group Ltd
filed 2021-05-17
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ms. Sun Lei, Chief Executive Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020): 3,408,646

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Year Ended December 31, 2020

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“KBS,” “we,” “us,” “our” and the “Company” are to KBS Fashion Group Ltd., a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., which is our wholly owned subsidiary organized in the PRC;

●	“Hongri International” are to Hongri International Holdings Limited, which is our wholly owned subsidiary and a company organized in the BVI;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

●	“Flower Crown” are to Flower Crown Holding, which is our wholly owned subsidiary organized in Cayman Islands.

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, which is our wholly owned subsidiary organized in Hong Kong.

●	“Kim Hyun Tianjin” or “WFOE” are to Kim Hyun Technology (Tianjin) Co., Ltd., which is our wholly owned subsidiary organized in PRC.

●	“Jin Xuan Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, which is a limited liability company organized in PRC and a variable interest entity (“VIE”) contractually controlled by WFOE.

●	“Flower Crown China” are to Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd., which is a wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC.

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which is a wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC.

●	“Variable interest entity” or “VIE” is to our variable interest entity, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., that is 100% owned by PRC citizens and a PRC entity, that holds the business operation licenses or approvals to, and generally operates our business for our e-commerce businesses or other businesses in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements as if it were our wholly-owned subsidiary.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

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

On February 3, 2017, our board of directors (“Board of Directors” or “Board”) approved a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding common stock (“Common Stock”). In addition, in lieu of issuing any fractional share, the Board decided that shareholders are entitled to receive the number of shares of Common Stock rounded up to the next whole number. Our Common Stock began trading on the Nasdaq Stock Market on a split-adjusted basis when the market opened on February 9, 2017. All references in this report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2020, 2019 and 2018, and the selected consolidated statements of financial position data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2016 and 2015, and the selected consolidated statements of financial position data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years ended December 31,
	2020	2019	2018	2017	2016
Total revenue	$10,876,149	$16,465,562	$18,535,116	$23,762,536	$41,200,205
Total cost of sales	(8,377,731)	(10,714,519)	(20,851,252)	(35,274,352)	(39,041,932
Gross profit	2,498,418	5,751,043	(2,316,136)	(11,511,816	2,158,272
Distribution and selling expenses	(4,258,504)	(1,094,391)	(2,670,955)	(3,265,380)	(3,606,010
Administrative expenses	(3,439,815)	(3,478,258)	(4,907,020)	(4,879,397)	(3,543,993
Profit for the year	(5,667,417)	(104,405)	(17,968,597)	(14,815,596)	(11,902,688
Total comprehensive income for the year	(2,025,670)	(1,056,185)	(21,040,295)	(10,004,880)	(18,028,121
Outstanding shares	2,712,528	2,517,491	2,299,915	1,860,831	1,750,142
Loss per share, basic and diluted	(2.09)	(0.00)	(8.06)	(7.96)	(6.80)
Balance Sheet Data
Cash and cash equivalents	$16,621,290	$20,620,478	$21,026,103	$26,050,456	$24,576,341
Non-current assets	31,017,019	28,354,660	29,837,875	40,966,319	34,754,942
Current assets	31,458,400	32,734,120	31,328,131	40,343,386	56,343,823
Working capital	23,514,643	26,089,726	24,463,446	33,060,877	48,647,185
Total assets	62,475,419	61,088,780	61,166,006	81,309,705	91,098,765
Current liabilities	7,943,757	6,644,394	6,864,685	7,282,509	7,696,638
Total liabilities	7,943,757	6,644,394	6,864,685	7,282,509	7,696,638
Equity	54,531,662	54,444,386	54,301,321	74,027,196	83,402,127

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Menswear:

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

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Ms. Sun Lei, our Chief Executive Officer and Mr. Keyan Yan, our Co-Chairman and interim Chief Financial Officer. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from and severely disrupt the Company business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million, our net sales decreased by 32.8% to $41.2 million in 2016, net sales decreased 42% to $23.8 million in 2017, net sales further decreased 22% to $18.53 million in 2018, and decreased 11% to $16.47 million in 2019. then decreased 42% to $9.54 million in year 2020. The decrease in sales in 2018, 2019 and 2020 as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenge from COVID-19. As a result, we cannot assure that we will be able to achieve similar growth in future periods as years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

We experience fluctuations in operating results.

Our annual and quarterly operating results have fluctuated and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to merchandise offerings, the timing of the roll out of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in merchandise mix and presentation, our cost of merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors.

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

Our distributors place advance purchase orders twice a year. From 2015 to2020, we typically expect and receive payment within 30-180 days of product delivery. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31 2018, 2019 and 2020, distributors accounted for approximately 67%, 73%, 41.7% and 87.7% of our total sales, respectively, and our top five distributors accounted for approximately 34.8%, 24.4 % and 38.9 % of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

The production of our brand name products is 100% outsourced to PRC-based third party OEM contract manufacturers. In the years ended December 31, 2020, 2019, and 2018, we had six, four and four OEM contract manufacturers, respectively. Purchases from our OEM contract manufacturers accounted for approximately 78.8%, 74.6%, and 72.7% of our total purchases for the years ended December 31, 2020, 2019, and 2018, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. Although we are not heavily reliant on any single OEM contract supplier, if an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our KBS brand for protection against infringement. We currently hold two registered trademarks. Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products under registered trademarks. We regard our intellectual property, particularly our trademarks and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of trademark, patent, and trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products

Environmental regulations impose substantial costs and limitations on our operations.

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

RISKS RELATED TO FLOWER CROWN

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

●	managing our operational, administrative and financial capabilities and other resources;

●	managing our brand portfolio, including further expanding our private label offerings, products and services;

●	expanding marketing channels and deepening end customer outreaches;

●	staying abreast of the evolving industry demands and market developments and catering to consumers’ changing tastes;

●	developing and applying technologies necessary to support our expanded operations;

●	effectively managing our supply chain;

●	responding to changes in the regulatory environment;

●	exploring new market opportunities such as new monetization channels; and

●	addressing other challenges resulting from our expansion.

All efforts to address the potential challenges on our way to expansion require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively or timely address operating difficulties and challenges to keep up with our growth. If we are unable to successfully address these difficulties, risks and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed.

We mainly depend on our brand portfolio to scale our business, attract and retain our brand partners and customers. Our Luxventure portfolio seamlessly connected various brands from our suppliers. Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

If we fail to maintain Luxventure loyalty or sustain growth of our Luxventure community, our business, operations, profitability and prospects may be materially and adversely affected.

We mainly rely on interactions and referrals through our social networks to promote products sold on our platform. We provide incentives to active members based on a completed sales transaction referred by such active member. Maintaining engagement and interaction with our members is challenging and subject to many factors beyond our control, including, but not limited to, changing lifestyle tastes or dissatisfactions with our brand partners’ products, intensified market competitions and negative publicities regarding our business. As such, we cannot guarantee members engagement and interactions will be effectively managed and maintained.

Negative publicity about our brands, our business model or our products may materially and adversely affect our reputation, our business and the trading price of our shares, regardless of its accuracy. We may also be adversely affected by negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate, regardless of its accuracy.

Regardless of its accuracy, negative publicity about our business model or our products may arise and appear on the internet and other media from time to time, and negative publicity of more serious natures may arise in the future.

In addition, our business model utilizing Luxventure network may be alleged to be involved in misconducts, improper activities, rumors, scandals or illegal activities from time to time related to a variety of matters, such as misleading advertising practice. These allegations, even if factually incorrect or based on isolated events, would result in negative publicity of our platform, and may further have an adverse effect on our brand and reputation.

Our brands may also be subject to negative publicity for various reasons, such as complaints about the quality of the products, customer services or other public relation incidents of us, which may adversely affect our reputation, brand loyalty and consequently affect the sales of our products. Any such negative publicity, regardless of its veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our shares.

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconducts or other improper activities committed by our directors, officers, employees, agents and other business partners;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and other business partners;

●	complaints from our followers and customers about our products and services;

●	security breaches of the social media accounts of our platform, our customers’ confidential information or transaction data;

●	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;

●	governmental and regulatory investigations, penalties or claims resulting from misconduct of our platform or business partners, or our failure to comply with applicable laws and regulations;

●	negative publicity and claims asserted against our brand partners, especially any product quality issues of our brand partners’ products promoted by our KOCs; and

●	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

If we fail to anticipate and respond to changing customer preferences and shifts in lifestyle brands and market trends in a timely manner, our business and operating results could be harmed.

Our success largely depends on our ability to consistently gauge customers’ tastes and market trends, provide a balanced assortment of merchandize and source brands that satisfies customer demands in a timely manner. Our failure to anticipate, identify or react appropriately and timely to changes in customer preferences, tastes and market trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability. In addition, failure to respond to changing customer preferences and trends in brand could negatively impact our brand image with our customers and result in diminished brand loyalty, and thus harm the prospects of our business.

Our product supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we are able to make accurate demand forecast, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons, including but not limited to delays in manufacturing. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently.

Our product supply chain is also largely dependent on our relationship with our product suppliers. We cannot assure you that our current product suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the current term of the agreement expires. If our suppliers cease to transact with us on favorable payment terms or deliver production in a timely manner as agreed under the contract terms, our operations may be materially and adversely affected.

Although we believe our supply chain has capacity to support our current operation, we cannot guarantee our supply chain will be adequate to support our expanded business in the future. Thus, if we fail to manage our supply chain in line with our business expansion, our business, prospects, financial condition and results of operations may suffer.

We may incur liability for counterfeit, unauthorized, illegal or infringing products sold or misleading information available on our platform that we operate or during our platform’ sales or promotion. In addition, we may be subject to product liability claims that could be costly and time-consuming.

We promote sales of third-party products on our platform, some of which may be defective. As we are expanding product categories and promoting various third-party brands’ products, our exposure to product risks and liabilities could further increase. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims from consumers for any harm resulted from their reliance on our platform’ promotion of third-party brands’ products. If a successful claim were brought against us, our business could be adversely affected. Although we may have the right under applicable laws, rules and regulations to recover the compensation from the relevant manufacturers or third-party merchants, there can be no assurance that the enforcement of these remedies will be timely and adequate for covering the compensation that we are required to make to consumers. Furthermore, any discovery of counterfeit, unauthorized, illegal or infringing products sold on our online stores or promoted by our platform may severely damage our reputation among brand partners, and they may refrain from having further collaborations with us in the future, which would materially and adversely affect our operations and financial results.

In addition, we may be subject to penalties under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, unauthorized products, or products, images, logos or any other information that otherwise infringe third parties’ rights, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Our reputation or operation may also be harmed by third-party brands’ inadequate measures for avoiding counterfeit, unauthorized, illegal or infringing products.

If we fail to develop, upgrade and apply our technologies to support and expand our business, our business may be materially and adversely affected.

We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in brands, selecting and partnering with quality brand partners, assisting in product designs for our private label brands, forecasting customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining customer services. Although we did not experience any material failure or breakdown of our operating systems in the past, we cannot guarantee that such risks are always under control. In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. Any interruptions of our operating platform, whether caused by computer viruses, hacking or other security breaches, and errors encountered during platform upgrades or other issues resulting in the unavailability, or slowdown of our information technologies may, individually or collectively, materially and adversely affect our business and results of operations.

Cross border e-commerce is subject to rapid technological changes and innovations. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the industry in a timely and cost-effective manner, which could impact every key aspect of our business. New technologies developed and introduced by our competitors could render our products and services less attractive or obsolete, thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We conduct our business through our e-commerce platforms and online third party social media platforms. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation.

We generate the majority of our sales from our self-operated social media based e-commerce platform, luxventure. We also use third party social media platforms to promote our products. If we are unable to leverage third party social media platforms to effectively attract followers and convert them into active buyers, if there is any change, disruption or discontinuity in the features and functions of such social media platforms, our ability to acquire new consumers and our financial condition may suffer.

Moreover, our growth is subject to aforesaid third party platforms’ traffic growth, account using terms and conditions and regulations, among other factors. If these platforms’ traffic fails to grow in the future, our growth may slow down as well. While these platforms are generally open to all users, they have no obligation to allow us or our users to use their platforms in any circumstances. If we or our users breach the using terms of such platforms, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms. Meanwhile, these platforms may increase their fees or make changes to their respective business models, using terms, policies or systems, and those changes could impair or restrict our or our member’s ability to post content or sell products. In addition, these platforms may be interrupted by regulatory restrictions, cease operations unexpectedly due to a number of events, or even shut down due to their operating problems. We also cannot guarantee we will be able to expand our operation into new emerging e-commerce platforms or online social media platforms in the future.

Any of the above could reduce sales of our self-owned online platforms, our end customers’ engagement time, our members’ ability to post promotional content, and our ability to serve our self-owned online platforms and our brand partners, any of which could affect our ability to maintain profitability or have a material adverse effect on our business, financial condition or results of operations.

Order cancelation as well as merchandize return and exchange policies may adversely affect our business and results of operations.

We allow our customers to cancel orders within a fixed hours after the payment and to return products, subject to our return policy. The order cancelation rate of our self-operated platform, Luxventure, measured by the number of cancelled orders before shipping as a percentage of the total number of orders placed. Our order cancelation rate and product return rate may fluctuate or even increase in the future due to various factors, many of which, including changing consumers’ habits and product quality, are beyond our control. In addition, as we diversify our marketing efforts, such as promotion through live streaming and social media, and expand to more sales channels, our order cancelation rate and product return rate may further increase. Moreover, our products might be damaged during transit from time to time, especially during the international transportation, which increases return rate and harms our brands as well. If the rate of order cancelation or product returns increases significantly, our inventory turnovers and cash flow could be adversely affected, and thus harm our financial condition and operating results.

Moreover, we may be required by law to adopt new or amend existing return and exchange policies from time to time. In addition to regulatory requirements, we may also modify our return policies from time to time, which may result in customers’ dissatisfaction or an increase in order cancelation or product returns rates.

Our industry is highly competitive and we may not be able to compete successfully against current and future competitors.

We face intense competition in the cross-bordered e-commerce industries in China. We expect greater competition in the future from existing players and new market entrants. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share.

If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in higher pricing pressure, reducing our ability to charge higher prices for our products and services, more expenses to attract online traffic, and decreased market share, any of which could materially and negatively affect our business, financial condition and results of operation.

We rely on third-party product suppliers, manufacturers, logistics service providers and other vendors to serve our customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer.

We do not own or operate any manufacturing facilities. Instead, we rely on third-party manufacturers and third-party product suppliers to supply all of the products offered on our platform. We enter into framework procurement contracts with different third-party product suppliers and manufacturers. The capacities of our third-party product suppliers and manufacturers are subject to orders placed by their other clients, which may include our competitors. If our demands increase significantly, or our existing suppliers run out of their capacity, we may not be able to find additional or alternative suppliers in a timely manner. We also cannot guarantee that we will have superior bargaining power over third-party product suppliers and manufacturers for our newly launched products. In addition, quality control issues, such as the use of unqualified materials, may exist in certain third-party product suppliers and could cause consumer dissatisfaction and as a result, harm our business.

We rely on third-party logistics service providers to deliver products to our customers. Any delay, damages, loss and inappropriate actions taken by logistics service providers might cause customer complaints. Although we may claim compensation from third-party logistics service providers in some cases, our business, financial condition and results of operations could suffer as well.

If we do not successfully optimize and operate our logistics network, our business and growth strategy could be harmed.

The cost of shipping is one of the largest obstacles to a global consumer trying to complete an online purchase. An important part of our strategy is to remove such obstacle through our expansive, efficient and cost-effective logistics and distribution infrastructure. As part of this strategy, we intend to continue reducing the cost of logistics by enhancing logistic optimization. As we continue to expand, our logistics network will become increasingly complex and operating it may become more challenging. If one or more service providers in our logistics network on whom we rely on fail to perform adequately, our ability to optimize and operate our logistics network will be impaired. If we are unsuccessful in continuing to optimize and operate, our logistics network, our fulfillment costs, operating results, financial condition and growth prospects will be adversely affected.

We procure inventory based on our forecast on customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. Our forecast on demands may significantly differ from actual demands. Demands may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. We may not be able to return unsold products to our suppliers unless the products are defective or otherwise agreed with our suppliers.

On the other hand, if we underestimate demands and thus run short of inventory, our growth may be adversely affected due to lower sales volume and unsatisfied shopping experiences.

Furthermore, if we fail to negotiate favorable credit terms with third-party suppliers and manufacturers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write- downs or write-offs. In case that we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and operating results.

There are uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model. If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. We believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling, we cannot assure you that the relevant government authorities will not, in the future, find our business model in violation of any applicable regulations. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation of relevant applicable laws, rules, regulations or policies in the future, we will have to make adjustment to our current business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

If we fail to obtain requisite approvals or licenses, or fail to comply with other regulatory requirements applicable to our operations, we may be subject to administrative penalties and our business and operating results could be adversely affected.

Our business is subject to general business regulations governing e-commerce industry. We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

As the cross-border e-commerce and technology industries, including influencers-related business, are still evolving in China, new laws and regulations and enforcement practices may be adopted from time to time, and therefore such industries could be subject to additional regulatory requirements. For example, the E-Commerce Law effective from January 1, 2019 sets forth a series of compliance requirements for e-commerce operators, which include, among others, that individual ecommerce operators must apply for business licenses to qualify for opening online stores on e-commerce platforms, and that e-commerce operators must also duly fulfill their tax obligations. Besides, regulatory authorities may enhance oversight and scrutiny on the tax withholding and declaration practice of the influencers, influencers’ online stores, and other influencers-related business given the public’s heightened attention on individual influencers’ conducts and activities. Furthermore, although relevant PRC government authorities currently have not promulgated any specific laws or regulations governing influencers’ qualifications, activities, behaviors and other elements that may have a material impact to our business, they could tighten the restrictions on influencer-related business and promulgate new laws and regulations in the future. We cannot assure you that our practices or the practices of our influencers have complied, comply or will comply fully with all these regulatory requirements, especially many of which are evolving and subject to interpretation of local authorities.

Any failure, or perceived failure, by us or our members to comply with any of these requirements could result in damage to our reputation, a loss in business, and proceedings or actions against us which could be costly and disrupt our overall operations. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. Any of these events may have a material and adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection. Privacy concerns or security breaches could result in economic loss and damage our reputation, and expose us to legal penalties and liability.

We collect, process and store significant amounts of data, through Luxventure platform, concerning our users, employees and other information, including personal and transactional data. Such practices are subject to applicable laws, regulations, contractual obligations and industry standards relating to privacy, data protection, information security and consumer protection, including, among others, the Cybersecurity Law of the PRC and the E-Commerce Law of the PRC.

These requirements on our practices may be interpreted and applied in a manner that is inconsistent or may conflict with other rules or our practices. As a result, our practices may have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure to comply with privacy laws, regulations and policies, or abide by privacy or data protection related contractual obligations could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations.

We are subject to risks resulting from privacy concerns and security breaches. While we have taken reasonable measures to protect our data, we cannot guarantee the effectiveness. Our cybersecurity measures may not detect or prevent all attempts to interrupt or illegally access our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or maintained by us. As techniques used to sabotage or illegally access systems change frequently, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation or deletion of information or data, or other interruption to our business operations.

We may also fail to prevent data leakage due to misconducts of our employees. To the extent necessary and permissible, we share privacy data with certain third parties such as logistic companies. If these third parties fail to preserve privacy data from us, our reputation and operations may also be adversely affected.

Any fraudulent, collusive or illegal activities by our competitors or our employees would adversely affect our business, financial condition and results of operations.

From time to time, we may face unfair competitions from other companies through manipulation of certain operating data, which are critical in attracting active buyers and investors. For example, sellers on other third-party platforms may engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their sales volume, ratings and search results rankings on the online marketplaces or forge key statistic on social media platforms for the purpose of inflating their reputation and popularity. Such activities may deceive our buyers, and investors into believing that such platforms are more popular, reliable or trusted than their competitors. If such activities cannot be detected and prohibited properly or promptly by the regulatory bodies or the online marketplaces and platforms, our business may be negatively impacted and our results of operations may be adversely affected.

In addition, we may face other malicious acts from third parties. Malicious orders could also subject us to negative publicity and third-party investigations in relation to fictitious or “phantom” transactions. We have adopted procedures to detect and deal with malicious orders. Despite the measures taken, we cannot assure you that our business would not be adversely affected should we continue to experience this, or that malicious act from third parties.

Moreover, fraudulent, collusive or illegal activities by our employees, such as fraud, bribery or corruption, could also subject us to liability, negative publicity, punishments by the online platforms, including the closure of our shops in some extreme circumstances, or cause other legal liabilities or losses. We have adopted internal policies to uphold business integrity and implemented measures to detect and prevent the occurrence of any fraudulent, collusive or illegal activities within our organization. However, since we are operating in an evolving industry with a rapidly changing regulatory environment, our compliance policies and measures may not be as effective as we expected. There can be no assurance that the measures, procedures and controls we implement will prevent fraudulent, collusive or illegal activities by our employees. Any such activity by our employees could severely damage our brands and reputation and materially and adversely affect our business, financial condition and results of operations.

We may face litigations or disputes arising out of exaggerated promotion. Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations and third-party e-commerce platforms requirements, we are obligated to monitor our advertising content to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, advertisements are prohibited from containing, among other prohibited content, false or misleading content, superlative wording such as “the state-level,” “the highest grade,” “the best”, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. According to PRC E-Commerce law and Anti-Unfair Competition Law, a business operator must not engage in false or misleading commercial promotions or publicities about the performances, functions, qualities, sales condition, user reviews and credits of its commodities or by means of fictitious deals, fabricated user comments or otherwise to deceive or mislead consumers. Even if we have adopted internal rules and policies to forbid those behaviors, we cannot assure you the effectiveness. Violation of these laws, regulations and/or third-party e-commerce platforms requirements may subject us to penalties and/or third-party e-commerce platforms’ investigation and punishment, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In such circumstances involving serious violations by us, PRC government authorities and/or third-party e-commerce platforms may force us to take the products off the shelves, terminate our advertising operations or revoke our licenses.

Given the uncertainty in the interpretation of these PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true, accurate and not exaggerated as required by the advertising laws and regulations and third-party e-commerce platforms’ requirements, and all such content or our business practice for advertising complies with relevant compliance requirements in all aspects. If we are found to be in violation of applicable PRC advertising laws and regulations and/or third-party e-commerce platforms requirements, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Our results of operations may fluctuate due to the seasonality of our business and other events, which could cause our stock price to decline.

We have experienced, and expect to continuously experience, seasonal fluctuations in our results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. In addition, the business hours of our logistics and fulfillment service will be impacted by the holidays Moreover, our results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

If we cannot successfully protect our intellectual property and exclusive rights, our brand and business would suffer.

We rely on a combination of trademark, patent, copyright, domain name and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights and other exclusive rights. We also enter into agreements containing confidentiality obligations with our employees and any third parties who may access our proprietary technology and information, and we rigorously control access to our proprietary technology and information.

Nevertheless, we cannot guarantee that we can successfully protect our intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by our counterparties. Furthermore, a third party may take advantage of the “first-to-file” trademark registration system in China to register our brands in bad faith, which will cause us to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere.

In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly. The precaution steps we have taken for protecting our rights may be inadequate. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Any occurrence of a natural disaster or widespread health epidemic, including the recent COVID-19 outbreak, could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business. Since December 2019, a novel strain of coronavirus named COVID-19 has spread throughout China and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 is considered highly contagious and poses a serious public health threat. In an effort to control the spread of COVID-19, many countries around the world, including China, have imposed unprecedented quarantine measures, social distancing policies, travel restrictions, and closure of stores and facilities, resulting in a substantial reduction in economic activities.

Our business is also vulnerable to natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemics, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola and other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could cause a temporary closure of the facilities we use for our operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having any contagious disease, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general and our industry as a whole.

We may be accused of infringing intellectual property or proprietary rights of third parties.

We cannot assure you that our content, product design, our offerings or our technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. Nor can we assure you that our use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims. We may also be prohibited from using such intellectual property or relevant content. As a result, we may incur licensing or usage fees, develop alternatives of our own, or even need to pay damages, legal fees and other costs. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We have adopted policies and procedures to prohibit our members, employees and business partners from infringing upon third-party copyright or other intellectual property rights. However, we cannot assure you that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization, and therefore result in disputes. In addition, we may incur liability for unauthorized duplication or distribution of materials used in our online store and during our services. Although we have set up rules and procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content we offer, we may not be able to identify and remove all potentially infringing content that may exist, and thus we may encounter intellectual property claims against us.

Our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct or other improper activities, including unfair competition and noncompliance with laws and regulations, which may adversely affect our business and results of operations.

We are exposed to the risk that our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or improper sales, marketing and business arrangements, in particular, arrangements that may constitute unfair competition. It is not always possible for us to identify and deter misconduct by our product suppliers, independent contractors or commercial partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown, unmanaged risks and losses, or in protecting us from negative publicity, governmental investigations, actions or lawsuits stemming from such misconducts. No matter whether we can succeed in dealing with negative publicity or defending against investigations or actions, we could incur substantial costs and divert the attention of management, which could adversely affect our ability to operate our business and our results of operations.

We face challenges and risks associated with diversifying our monetization channels.

We generate part of our revenues from our integrated cross-border e-commerce business model which involves the sales of products we sourced from third-party product suppliers. We have established self-owned online platforms, targeting different customer groups to diversify our product portfolio and expand into additional verticals to further increase our monetization capabilities under this model. We have also monetized our network, brand portfolio and operational capabilities to generate revenues under our service model.

We plan to continue to explore additional opportunities to increase our monetization channels. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth and we may not be able to recoup our investments with respect to any new initiatives, in which case our business, financial condition and results of operations could be materially and adversely affected.

If we fail to provide satisfying customer services, our business and reputation will be adversely affected.

We depend on our customer service system and our customer service representatives to provide assistance to customers of our online stores. If they fail to satisfy the individual needs of customers, our sales could be negatively affected and we may lose potential or existing brand partners, which could have an adverse effect on our business, financial condition and results of operations.

The success of our business depends on the continuing efforts of our senior management and other key personnel. If we fail to retain, attract and train such personnel, our business may be materially and adversely affected.

The success of our business depends significantly on our senior management. In particular, we rely on the expertise, experience and vision of our Chief Executive Officer, Ms. Sun Lei and our Co-Chairman, Mr. Keyan Yan. If any of them becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. Competition for discovering and signing talents in the internet influencer economy and cross-border e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. In order to compete for talents, we may need to offer higher compensation, better trainings, more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. There can be no assurance that we will be able to retain a qualified workforce necessary to support our future growth. Furthermore, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

We may be challenged by relevant government authorities for products sold on our platform sourced from suppliers who fail to comply with PRC customs laws and regulations and similar laws and regulations in other jurisdictions.

A large portion of products sold on our platform are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. Thus, our standard purchase agreement requires our suppliers to warrant to us as to the legality of the importing procedure of such products in either the purchase agreement with us or other written documents. According to our suppliers, for certain commercial and confidential reasons, they did not provide us with complete customs declaration documents or documents evidencing due payment of import duties. In addition, we cannot assure you that all of our suppliers are fully aware of customs laws and regulations that they should follow. Therefore, although our suppliers warrant that such products are imported legally through the proper import procedures and with the payment of the requisite custom duties, we cannot fully verify such statements ourselves.

We also operate business outside of China where we are subject to local customs law and regulations. Although, we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations and other similar laws and regulations in other jurisdictions, due to uncertainties in the interpretation and enforcement of such customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC and other jurisdictions customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

We may be subject to litigation, allegations, complaints and investigations from time to time arising out of our operations, and our reputation and operations may be adversely affected.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, the quality of our products, data security and other dissatisfactions. We might also be involved in governmental investigations for advertisements or content posted on our platform or other aspect of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted overseas markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

We may expand our business through acquisitions, investments or strategic alliances in the future, but we might not be able to successfully pursue synergy from acquisitions or to achieve the benefits we expect from recent and future investments, strategic alliances and acquisitions.

We may form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of revenues, profitability, productivity or other benefits. Moreover, if the businesses we acquire or invest in or our strategic alliances or partnerships do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such transactions, which would harm our business, financial condition and results of operations.

In addition, we may not be able to identify appropriate strategic investment or alliance targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate target, we may not be able to negotiate the terms of the transaction successfully. In the event that we do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will at all times comply with applicable laws and regulations in their business operations. Material noncompliance by our investees may cause substantial harms to our reputation and the value of our investment.

Any failure by us or our business partners to comply with product safety, labor, tax or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

Our products are subject to regulation by various governmental authorities in China. Such products could be in the future subject to potential recalls and other remedial actions. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may result in recall or suspended offering of products, which in turn could result in a material adverse effect on our operating results.

We procure products from a variety of third-party suppliers, manufacturers and other business partners. If they fail to comply with applicable laws and regulations, we may also face or get involved in litigations, which could increase our legal costs. In addition, other misconduct of our business partners such as failure to provide safe and humane working conditions could harm our reputation and business as well.

Our use of licensed third-party or open source software could negatively affect our ability to provide consistent online experiences.

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services offered online. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.

In addition, we use open source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our self-owned online stores or discontinue the use of portions of the functionality provided by our self-owned online stores. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

We rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through commercial banks or third-party online payment service providers (collectively, the “Third-Party Payment Companies”). Our business depends on the billing and payment systems of these payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

In addition, we are susceptible to fraud, user data leakage and other illegal activities in connection with online payment. Further, we pay interchange and other fees for certain payment channels, which may increase our operating costs and thus reduce our profitability.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the Third-Party Payment Companies that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us.

We are also subject to other general rules, regulations and regulatory requirements governing electronic fund transfer, which may change or be reinterpreted by relevant governmental authorities from time to time. If we fail to comply with these rules, regulations and regulatory requirements, we may be subject to fines, have to pay higher transaction fees, or even lose our ability to process electronic fund transfers, any of which could materially and adversely affect our business, financial condition and results of operations.

Certain of our key performance indicators are subject to inherent challenges in measurement, and actual or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics based on raw data, such as number of orders and active buyers and GMV, including third-party social media and e-commerce platforms. Data from such sources may include information relating to fraudulent accounts and interactions with our online platform or the social media accounts of our platform, including as a result of the use of bots or other automated or manual mechanisms to generate false impressions. We have only a limited ability to verify data from third parties, and perpetrators of fraudulent impressions may change their tactics and use more sophisticated technologies, which would make it more difficult for us to detect such activities. In addition, we cannot guarantee third-party social media and e-commerce platforms will continue to provide us raw data in the future.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. If we miscount operating metrics due to the errors of internal data analytics tools, issues with the data received from third parties, or incorrect data results from our employees’ misconducts or omissions, the data we report may not be accurate or comparable with prior periods. Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If we discover material inaccuracies in raw data from third parties, or if we cannot calculate any of our key performance metrics with a sufficient degree of accuracy, or if our performance metrics cannot fairly represent our performance, our business, financial condition and operating results could be adversely affected.

The estimates of market opportunity and forecasts of market growth in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our addressable market size are subject to change over time, and there is no assurance that any target customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, competition and perceived value associated with our products and services. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all, due to various factors, including failure to execute our growth plan, ineffective management over operations and adverse impact from negative publicity. Accordingly, the forecasts of market growth should not be taken as indicators of our future growth.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. We are an online luxury player and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

Jin Xuan Luxury Tourism, Flower Crown China and Heyang Travel are in compliance of social and housing funds in accordance with the local authority. While we are compliance with the local government authority’s requirement in this area, there is a likelihood that central government authority may take a different view than that of the local authority. We may be subject to fines or make up any shortfall as determined by the central government authority.

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

After-tax profits/losses with respect to the payment of dividends from accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the Chinese accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and IFRS, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations in China and most of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.

Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft Anti-Monopoly Guidelines for Platform Economy and draft Personal Information Protection Law and how it may impact our business operations.

In November 2020, the State Administration for Market Regulation, or the SAMR, published for comments the draft Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Draft Anti-Monopoly Guidelines for Platform Economy. The Draft Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. The Draft Anti-Monopoly Guidelines for Platform Economy further emphasizes that concentration of undertakings with the VIE structure will also be subject to the SAMR’s anti-monopoly review if the thresholds for notification are met. The SAMR is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. In October 2020, the Standing Committee of the National People’s Congress officially released the draft for the first reading of the Personal Information Protection Law, or the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Draft Anti-Monopoly Guidelines for Platform Economy or the Draft Personal Information Protection Law is promulgated as an effective regulation in the future, we cannot assure you that our business operations will comply with such regulation in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC administration for market regulation. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules which became effective in September 2011 requiring mergers and acquisitions by foreign investors of PRC companies engaged in military- related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

RISKS RELATED OUR SECURITIES

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

Mr. Keyan Yan, our Co-Chairman and interim Chief Financial Officer, is the beneficial owner of approximately 42.3% of our outstanding voting securities, and Ms. Sun Lei, our Chief Executive Officer and director of the board is the beneficial owner of approximately 11.6% of our outstanding voting securities. As a result, they possess significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

As of the date of this report, we have 4,233,272 shares of common stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

We are a Republic of the Marshall Islands Company incorporated under the Marshall Islands Business Corporations Act (“BDA”) on January 26, 2012. We were originally organized under the name “Acquisition Corp.” for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets. The address of the Company’s principal executive office is Xingfengge Building, Baogaiyupu Industrial Park, Shishi City, Fujian Province of china.

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

On August 28, 2020, our board of directors granted an aggregate of 325,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their services. All of the shares vested immediately upon granting. Each of the grantee entered into separate standard restricted shares grant agreement with the Company.

Acquisition of Flower Crown Holding

On December 9, 2020, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Flower Crown Holding, a corporation organized under the laws of the Cayman Islands (the “Flower Crown”), and the shareholders of Flower Crown (each a “FC Shareholder” and collectively the “FC Shareholders”), to acquire all the issued and outstanding ordinary shares of Flower Crown in exchange for the issuance to the FC Shareholders an aggregate of 259,130 shares of our common stock (the “Share Exchange”). The Share Exchange transaction was closed on December 21, 2020 and as a result, Flower Crown is now our wholly-owned subsidiary.

Flower Crown is a holding company incorporated on August 7, 2020 in Cayman Islands, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong on May 24, 2018 (“Flower Crown HK”). Flower Crown HK, in turn, wholly owns all of the share capital of Kim Hyun Technology (Tianjin) Co., Ltd, a wholly foreign-owned enterprise incorporated on July 23, 2020 in China (“Kim Hyun Tianjin” or “WFOE”). Kim Hyun Tianjin, through a series of contractual arrangements, manages and controls our operating entity, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a limited company incorporated on August 4, 2016 in P.R.China (“Jin Xuan Luxury Tourism”). Jin Xuan Luxury Tourism wholly owns two subsidiaries, namely Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd., a limited company incorporated on July 17, 2020 in P.R.China (“Flower Crown China”), and Beijing Heyang International Travel Service Co., Ltd., a limited company incorporated on March 29, 2018 in P.R.China (“Heyang Travel”).

Flower Crown China received an Internet Content Provider (“ICP”) license for value-added Internet information services on November 20, 2020. As we only sell products that we have sourced from suppliers on the Website instead of operating an online marketplace which matches third party sellers and buyers, we are legally not required under Chinese law to obtain an ICP license. We have, however, obtained an ICP license just to preserve the option to run the aforementioned online marketplace in the future. The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

Heyang Travel received Certificate of Accreditation for 2021 by International Air Transport Association (“IATA”), thus allowing Heyang Travel to act as agent to sell carrier services to members of IATA. On January 19, 2021, Heyang Travel entered into Passenger Sales Agency Agreement with IATA to engage in this business.

Concurrently with the conclusion of the Share Exchange Agreement on December 9, 2020, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Ms. Sun Lei, Chief Executive Officer and a director of the Board, under which Ms. Sun is entitled to an aggregate of 233,217 shares of the Company (the “Purchased Shares”) in exchange for making payments on behalf of the Company for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000 (“Stock Purchase”). The Stock Purchase transaction was closed on December 21, 2020.

Pursuant to the term of the Stock Purchase Agreement, the Purchased Shares are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. As of the date of this report, no shares are issued to Ms. Sun under this Stock Purchase Agreement.

As a result of the above Share Exchange and Stock Purchase transactions, we had a total of 3,408,646 issued and outstanding shares of common stock of as of December 31, 2020.

On March 15, 2021, through Flower Crown China, we closed a Cross-Border Payment Agreement (the “Agreement”) with Hainan New Generation Technology Co., Ltd. (“HNGT”), a leading on-line payment company in the People’s Republic of China. Under the Agreement, we will cooperate with HNGT to accept and process cross-border digital payments in connection with our e-commerce business, including payments denominated in the new digital Renminbi, a digital version of China’s national currency backed by China’s central bank.

Debt Exchange for Shares

On January 24, 2021, we entered into a Debt Exchange Agreement with Keyan Yan, our interim Chief Financial Officer and Co-Chairman of our Board of Directors. Under the Debt Exchange Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our common stock (the “Exchange Shares”), representing a conversion price of $1.20 per share. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts.

Following our filing of the required Listing of Additional Shares Notification Form with the Nasdaq Stock Market on January 25, 2021, the Debt Exchange Agreement was closed on or about February 9, 2021. As a result of the issuance of the Exchange Shares pursuant to the Debt Exchange Agreement Mr. Yan holds a total of 1,758,946 shares of our common stock, constituting approximately 41% of our total issued and outstanding common stock.

The issuance of the Exchange Shares described above was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as a transaction by an issuer not involving any public offering.

On February 25, 2021, we granted an aggregate of 150,000 registered shares of common stock pursuant to our 2018 Equity Incentive Plan to a certain employee, who is not an officer of the company or a board member, for services.

Series A Convertible Preferred Stock Financing

On April 8, 2021, we closed the private offering of convertible preferred stock referenced in our earlier Report on Form 6-K filed February 26, 2021. For total subscription proceeds of $1,500,000, we issued 1,500,000 shares of our newly-designated Series A Convertible Preferred Stock to a single investor. Our Series A Convertible Preferred Stock features a stated value of $1.00 and is convertible to shares of our common stock at any time after 6 months from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of common stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together without common stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series A Preferred Stock are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred Stock was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

Series B Participating Preferred Stock and Rights Dividend

On March 12, 2021, we announced the authorization and declaration of a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.0001 per share, of the Company to stockholders of record as of the close of business on March 31, 2021 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one 0.00667 portion of a share of Series B Participating Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of the Company at an exercise price of $50.00 (the “Exercise Price”). The complete terms of the Rights are set forth in a Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of March 11, 2021, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

Our Board of Directors adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Company’s Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or to discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by our Board. Of Directors

Corporate Structure

All of our business operations are conducted through our PRC subsidiaries. The chart below presents our corporate structure as of the date of this report.

KBS FASHION GROUP LIMITED ("KBSF"),
a Marshall Islands company
100%
100%
Roller Rome Limited ("Roller Rome BVI"), a British Virgin Islands company
100%
France Cock (China) Limited (" France Cock HK), a Hong Kong company
100%
Hongri International Holdings Limited (" BVI Hongri"), a British Virgin Islands company
Flower Crown Holding (" Flower Crown"), a Cayman Islands company
100%
100%
Vast Billion Investment Limited ("Hong Kong Vast Billion"), a Hong Kong company
Flower Crown (China) Holding Group Co., Limited ("Flower Crown HK"), a Hong Kong company
Offshore
100%
100%
Kim Hyun Technology (Tianjin) Co., Ltd ("Kim Hyun Tianjin" or "WFOE"), a People's Republic of China company
Hongri (Fujian) Sports Goods Co. Ltd. ("Fujian Hongri"), a People's Republic of China company
VIE Contractual Agreements
Onshore
Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd ("Jin Xuan Luxury Tourism"), a People's Republic of China company
100%
Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin"), a People's Republic of China company
100%
100%
Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd ("Flower Crown China"), a People's Republic of China company
Beijing Heyang International Travel Service Co., Ltd ("Heyang Travel"), a People's Republic of China company

Flower Crown is a holding company with no business operation other than holding the shares in Flower Crown HK. Flower Crown HK is a pass-through entity with no business operation.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in the internet and information safety software development, internet technology services, software development, sales of information safety equipment, information and technology consulting service, technology development and promotion. Since the business of WFOE is to provide Jin Xuan Luxury Tourism with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a Service Fee, such business scope is necessary and appropriate under PRC laws.

Contractual Arrangements between WFOE and Jin Xuan Luxury Tourism

Due to PRC legal restrictions on foreign ownership in the value-added telecommunications services, neither we nor our subsidiaries own any equity interest in Jin Xuan Luxury Tourism and its subsidiaries. Instead, we control and receive the economic benefits of Jin Xuan Luxury Tourism’s business operations through a series of contractual arrangements. WFOE, Jin Xuan Luxury Tourism and its shareholders entered into such a series of contractual arrangements, including Exclusive Service Agreement, Exclusive Equity Purchase Right Agreement, Share Pledge Agreement and Proxy Agreements, also known as VIE Agreements, on September 22, 2020. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in material respects to those it would possess as the sole equity holder of Jin Xuan Luxury Tourism, including control rights and the rights to the assets, property and revenue of Jin Xuan Luxury Tourism.

According to the Exclusive Service Agreement between WFOE and Jin Xuan Luxury Tourism, which is one of the VIE Agreements that was also entered into on September 22, 2020, Jin Xuan Luxury Tourism is obligated to pay service fees (“Service Fee”) to WFOE.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2020, 2019 and 2018, our total capital expenditures and divestitures were $8,494, $nil and $18,761, respectively. Such expenditures were primarily used in construction of production facility and purchasing fire protection facility. Our operating cash flow mainly funded these capital expenditures.

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

We have established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2020, this network was comprised of 1 corporate store owned and operated by the company and 29 franchised stores operated by 11 third party distributors or their sub-distributors. Some wholesale distributors sold our products to multi-branded stores and online stores. The number of franchised stores has grown from 7 as of December 31, 2006 to 29 as of December 31, 2020. In the years ended December 31, 2020, 2019 and 2018, sales through our corporate store accounted for 4.7%, 3.5% and 13% of our total revenues respectively, and sales through distributors and whole sellers accounted for 87.7%, 62.6% and 73 % of our revenues, respectively. Total revenue from the corporate store sales for fiscal year 2020 was $0.45 million, compared to $0.56 million for 2019 and $2.37 million for 2018.

From 2009 through 2020, total net sales decreased from $28.1 million to $9.54 million while the net profit decreased from $9.0 million to $5.58 million. (only apparel business part)

Through acquisition of Flower Crown on December 21, 2020, we added three new lines of business into our product portfolio in addition to our menswear business: 1) via Flower Crown China, we conduct the online and offline cross-border business for the sales of our products (“Flower Crown Products”); 2) via Heyang Travel, we currently provide packaged group tour service (“Heyang Travel Products”) to our customers and 3) selling carrier services starting on January 19, 2021. Our website is www.jxluxventure.com (“Website”). All business of Flower Crown is operated under the brand of “Luxventure”. All of the marks of “Luxventure” have been NFT tokenized.

Effects of the COVID-19 pandemic

The impact of the ongoing COVID-19 pandemic is severe, widespread and continues to evolve. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including quarantines, travel bans, business closures and other heightened restrictions suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets. It is impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to rapidly evolve. The extent of these impacts on our financial and operating results will be dictated by the length of time that the pandemic and the related counter-measures continue, in addition to individuals’ and companies’ risk tolerance regarding health matters going forward.

This growth in revenue, especially revenues from our travel products, has been adversely impacted by COVID-19 pandemic at various times during 2020 as a result of government enforced lockdowns.

Our Luxventure Platform

Our platform comprises of our Website and our apps. Our Website is www.jxluxventure.com. All business of Flower Crown is operated on our platform under the brand of “Luxventure”.

We started our cross-border e-commerce platform via our WeChat Mini-program in December 2020, for the provision of our Flower Crown Products and Heyang Travel Products to our customers. We started the online airplane ticket processing business on January 21, 2021

We plan to launch our iOS and Android apps, including on our iOS app developed specifically for our consumers in China, in the second quarter of 2021. As of the date of this report, our apps are still under testing.

Our Luxventure Revenue Model

Our revenues for the three new lines of business are generated from 1) re-sale of the Flower Crown Products we globally source from third party suppliers; 2) sales of Heyang Travel Products and 3) sales of carrier services starting on January 19, 2021.

Our Luxventure Products

Our current products includes: 1) Flower Crown Products; and 2) Heyang Travel Products to our customers.

Flower Crown Products

Our Flower Crown Products currently include: 1) health care products; 2) personal care products; 3) cosmetics; 4) maternal and child products; 5) pet-related products; 6) universal cuisine and 7) universal household products. We may add more products to our Flower Crown Product portfolio in future. We do not manufacture, develop or produce any Flower Crown Products and all such products sold on our platform are from our domestic and international suppliers.

Our platform allows us to aggregate supply from a large number of globally distributed sources, offering Users both breadth and depth of Flower Crown Products while incurring minimal inventory risk due to our warehouse services.

In addition to our online sales, we also provide offline wholesale services to our domestic customers.

Accompanying our cross-border e-commerce transactions, for the convenience of suppliers in the storage of products as well as the provision of one-stop shopping experience to our customers, we provide bonded supply chain, bonded warehouse and customs clearance services to our customers.

In January of 2021, Luxventure formed a strategic partnership with a subsidiary of Hainan Strait Shipping Co., Ltd (“HSS”), which operates 45 cruise vessels in Hainan Island, for self-owned stores. For the year 2021, those cruise vessels are expected to have over 20,000,000 visitors.

Heyang Travel Products

We currently provide packaged group tour service to our customers on our platform. We may add more products under this category as we grow our business in future. We do not produce or develop Heyang Travel Products at this moment and substantially all such products on our platform are performed by our local travel-service suppliers, including services of hotel reservation and lodging, transportation, and meeting arrangements.

Our revenues for the provision of such products are generated from the difference between the actual price paid by our customers and the price charged by the local travel-service suppliers.

Selling Carrier Services

Heyang Travel received Certificate of Accreditation for 2021 by International Air Transport Association (“IATA”), thus allowing Heyang Travel to act as agent to selling carrier services to members of IATA. On January 19, 2021, Heyang Travel entered into Passenger Sales Agency Agreement with IATA to engage in this business.

Our Luxventure Customers/Users

Prospective customers or users are required to register with us and open an account on our Website by accepting a User Agreement, without paying us any user fees. Our users are referred to us by other registered users through word of mouth or through our own marketing efforts. As of the date of this Memo, we have approximately 7,263 registered users.

Through our direct sales, our products are sold to our customers in China.

We do not have long-term written sales agreements with our customers. Each customer sale is typically governed by a one-time sales agreement. The key terms of the sales agreements (including those agreements with our top customers) include:

●	The product’s name, type, quantity and price.

●	Delivery address, method and deadline. Shipping costs are typically borne by us.

●	Quality inspection. For any products with quality issues, we need to make replacement or repairs free of charge.

●	Product warranty and after sale services.

●	Payment terms. Payments are typically due within certain days after execution of the sales agreements.

●	Breach of contract terms, including terms on refund and return of products, and compensation of losses.

●	Dispute solutions, including options of arbitration or lawsuit.

Our Luxventure Supplier

We have suppliers from more than 20 countries and regions, providing us with a variety of products for resale on our Website, including authorization of direct purchase from DFS Global, DFS Hong Kong and Lotte Co., Ltd., King Power and The Shilla Duty Free, etc.

Luxventure Marketing and Sales

Our Flower Crown Products and Heyang Travel Products are marketed directly by our own sales personnel. We do not rely on distributors to sell our products. As of the date of this report, we have a marketing and sales team of approximately 20 members. Our marketing and sales team provides us with direct access to local business and individual users and helps us better understand local requirements. The compensation package for our marketing and sales team includes fixed base salaries and commissions based on the revenues or collection they achieve. We provide our marketing and sales team with regular training and internally developed systems to assist them to quickly become proficient and productive members.

Payment Processing Capabilities for the Digital Renminbi

On March 15, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Cross-Border Payment Agreement with Hainan New Generation Technology Co., Ltd. (“HNGT”), a leading on-line payment company in the People’s Republic of China. Under the agreement with HNGT, we will cooperate with HNGT to accept and process cross-border digital payments in connection with our e-commerce business, including payments denominated in the new digital Renminbi, a digital version of China’s national currency backed by China’s central bank.

On March 24, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Digital RMB Acceptance Agreement with Lakala Payment Co., Ltd. (“LKL”), another leading third-party online payment operator in the People’s Republic of China. Under the agreement with LKL, we will cooperate with LKL to accept POS terminal payments denominated in the new digital Renminbi.

Description of Property

Properties We Lease

Upon acquisition of Flower Crown on December 21, 2020, we currently lease additional spaces as indicated below:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Feng Wu*	Heyang Travel	Room 217, Floor 2, Building 102, North Chaoyang Road, Chaoyang District, Beijing	56.30	$14,769 (RMB96,000)	August 20, 2020 to August 19, 2021	Office
Tianjin Baofu Property Management and Development Co., Ltd	Jin Xuan Luxury Tourism	Room 1201, Floor 12, Building A, Lingao Creative Industrial Park Phase III, Xiqing District, Tianjin	178	$11,077 (RMB72,000)	May 1, 2020 to April 30, 2022	Office
Haikou Integrated Free Trade Zone Management Committee	Flower Crown China	Room A106-53, Floor 4, Integrated Inspection Building, Haikou Integrated Free Trade Zone, Haikou City Free Trade Zone, Hainan Province	20	Free	December 21, 2020 to December 20, 2021	Office
Shanghai Quanxin Property Management Service Co., Ltd	Heyang Travel	Room A2, Floor 4, 848 Xinzha Road, Shanghai	14	$2,215 (RMB14,400)	September 8, 2020 to September 7, 2021	Office

*	Feng Wu is not a related party to the Company.

Luxventure Employees

As of the date of this report, Flower Crown, its subsidiaries and PRC operating entities have a total of 161 employees, including 51 full time employees and 110 part time employees, and have no independent contractors.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

The KBS Brand for Menswear Business

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

Our Menswear Products

Our apparel products include cotton and down jackets, sweaters, shirts, T-shirts, jeans and trousers. Accessories include shoes, bags, socks and caps. In 2020, the suggested retail prices of our products ranged from RMB299 to RMB1,699 (approximately $43 to $246) for our apparel products and RMB319 to RMB1699 (approximately $46to $246) for our accessory products. Since 2006, we have launched 5,164 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

Our Menswear Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2020, our design and product development team consisted of 14 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 29 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

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

Our Menswear Distribution Network

We have established a nationwide distribution network consisting of corporate stores and franchised stores covering 11 of China’s 32 provinces and centrally administered municipalities.

Menswear Corporate Stores

As of December 31, 2020, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. As part of our corporate strategy, we closed 17 corporate stores in last few years because of the low profitability of certain corporate stores. In the years ended December 31, 2020, 2019 and 2018, sales through our corporate stores accounted for 4.7%, 3.5% and 13% of our total revenues, respectively.

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

Menswear Franchised Stores

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2020, we had 11 franchised distributors who operated 29 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 9 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 80 square meters as of December 2020. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 2,417 square meters as of December 31, 2020. In the years ended December 31, 2020, 2019 and 2018, sales through our distributors accounted for 87.7%, 62.6% and 73% of our revenues, respectively.

During each of the fiscal years ended December 31, 2018, 2019 and 2020, we had no customer exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 38.9%,38.4%, and 29.3% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2020:

Location	As of December 31, 2020
Fujian	5
Guangdong	2
Guangxi	2
Jiangsu	3
Anhui	2
Chongqing	4
Tianjin	3
Hebei	4
Sichuan	4
Total	29

Menswear Pricing Policy

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

Menswear Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. In 2018, 2019 and 2020, we produced about 0.49 million, 1.02 million and 0.15 million units at the operating capacity of 25%, 51% and 7.39%.

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

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2020, we had 5 ODM contract manufacturers and 6 OEM contract manufacturers. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $4.25 million, $5.38 million and $8.38 million for years ended December 31, 2020, 2019 and 2018, respectively, accounting for approximately 58.9%, 50.2% and 27.3% of our total cost of sales in the respective periods.

As of December 31, 2020, our principal ODM and OEM contract suppliers included the following:

No.
1	Bai Tian Ni (Fujian) Clothing fabric Co. Ltd
2	Shishi Pei Er Di Clothing Co. Ltd
3	Jinjiang Gui Wei Sport products Co. Ltd
4	Fujian Si Fu Tu clothing develop Co. Ltd
5	Taihu County Ming Yan Labour Safety Product Technology Co. Ltd
6	Jinjiang Hua Lun Shi Jia clothing Co.Ltd
7	Shishi Si Hai Long Clothing develop Co.Ltd
8	Shishi Hua Lai Shi Clothing Co. Ltd

We are not materially reliant on any single ODM or OEM contract supplier.

Menswear Inventory Management

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

Menswear Quality Control

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

Menswear Marketing and Advertising

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

For the years ended December 31, 2020, 2019 and 2018, our total advertising and promotional expenses amounted to approximately $1.23million and $0.29 million and $1.21 million, respectively, which accounted for approximately 12.9%,1.9% and 6.6% of our revenues in the respective periods.

Menswear Competition

The menswear industry in China is a fragmented industry. Competition mainly comes from local market players such as Exceed, Xiniya, Zuoan and Cabbeen. We believe that we differentiate ourselves by providing more fashionable, younger-looking and leisure products, and competitive pricing without giving up the casual feel of our products.

We compete primarily on the basis of product design, brand recognition, operational efficiency and a low-cost structure. Some of our domestic competitors have a stronger customer base, greater resources and more industry expertise than us. However, we believe that we can continue to successfully compete with our local competitors due to our unique product designs.

Intellectual Property

Our business is dependent on a combination of trademarks, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights.

We currently have the licenses to use one registered trademarks in the PRC. The registered trademarks on which we have licenses are the following:

Trademark	Registration No.	Valid Term
KBS	4342760	Jan 1, 2019 - August 28, 2028

We believe that above trademarks provide significant value as they are important for marketing and building brand recognition. We are not aware of any third party currently using trademarks similar to our trademarks in the PRC on the same products.

Upon acquisition of Flower Crown, we have applied for a lot of trademarks, all of which are pending approval by the Trademark Office of China National Intellectual Property Administration (“Trademark Office”). Set forth below is a detailed description of our pending trademarks:

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
China		51872718	Bu Fan Xing Jing	12/04/2020	35	Beijing Heyang		Pending
China		50933195		11/03/2020	35	Flower Crown (Hainan)		Pending
China		50941310	Quanqiu Yixianghui	11/03/2020	35	Flower Crown (Hainan)		Pending
China		49572627	Jinxuan Pinlv	09/08/2020	41	Jinxuan Luxury Tourism		pending
China		49572624	Jinxuan Pinlv	09/08/2020	43	Jinxuan Luxury Tourism		pending
China		49567840		09/08/2020	35	Jinxuan Luxury Tourism		pending
China		49580237	LUXVENTFURE	09/08/2020	43	Jinxuan Luxury Tourism		pending
China		49563070		09/08/2020	41	Jinxuan Luxury Tourism		pending
China		49592112	LUXVENTFURE	09/08/2020	41	Jinxuan Luxury Tourism		pending
China		49563061		09/08/2020	43	Jinxuan Luxury Tourism		pending
China		49563090	LUXVENTFURE	09/08/2020	35	Jinxuan Luxury Tourism		pending
China		49572631	Jinxuan Pinlv	09/08/2020	39	Jinxuan Luxury Tourism		pending
China		49583228	Jinxuan Pinlv	09/08/2020	35	Jinxuan Luxury Tourism		pending
China		49593405		09/08/2020	39	Jinxuan Luxury Tourism		pending
China		49580225	LUXVENTURE	09/08/2020	39	Jinxuan Luxury Tourism		pending

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
Hong Kong		305384304		09/08/2020				pending
Hong Kong		305384313	Jinxuan Pinlv	09/08/2020				pending
Hong Kong		305384322	LUXVENTURE	09/08/2020				pending
Macao		N/173434(304)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173435(975)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173436(747)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173437(132)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173438(333)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173439(206)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173440(834)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173441(540)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173442(418)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173443(343)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173444(867)		09/18/2020		Jinxuan Luxury Tourism		pending
Macao		N/173445(578)		09/18/2020		Jinxuan Luxury Tourism		pending
Taiwan		109063176	Jinxuan Pinlv	09/10/2020	35	Jinxuan Luxury Tourism		pending
Taiwan		109063175	Jinxuan Pinlv	09/10/2020	39	Jinxuan Luxury Tourism		pending
Taiwan		109063173	Jinxuan Pinlv	09/10/2020	43	Jinxuan Luxury Tourism		pending

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
Taiwan		109063186	LUXVENTURE	09/10/2020	41	Jinxuan Luxury Tourism		pending
Taiwan		109063178		09/10/2020	41	Jinxuan Luxury Tourism		pending
Taiwan		109063177		09/10/2020	43	Jinxuan Luxury Tourism		pending
Taiwan		109063183		09/10/2020	39	Jinxuan Luxury Tourism		pending
Taiwan		109063184		09/10/2020	35	Jinxuan Luxury Tourism		pending
Taiwan		109063187	LUXVENTURE	09/10/2020	39	Jinxuan Luxury Tourism		pending
Taiwan		109063188	LUXVENTURE	09/10/2020	35	Jinxuan Luxury Tourism		pending
Taiwan		109063174	Jinxuan Pinlv	09/10/2020	41	Jinxuan Luxury Tourism		pending
Taiwan		109063185	LUXVENTURE	09/10/2020	43	Jinxuan Luxury Tourism		pending

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target menswear customers are male middle-class consumers in the 20-40 age range. According to the 2019 National Economic and Social Development Statistical Bulletin, the population in China between 16-59 years-old was approximately 900 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house menswear design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 14 employees as of December 31, 2020. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 727 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our menswear brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and lifestyles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. Our menswear business has an extensive distribution network throughout China. As of December 31, 2020, we had 1 KBS branded corporate store and 29 franchised stores across 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2019, we had 1 KBS branded corporate store and 29 franchised stores across 9 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected menswear distributor network since 2007. As of December 31, 2020, we had 11 distributors operating 29 franchised stores. As of December 31, 2019, we had 11 distributors operating 29 franchised stores. All of our distributors have been working with us from 1 to 10 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our interim Chief Financial Officer and Co-Chairman of our Board of Directors, Mr. Keyan Yan. Mr. Yan has over 29 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

●	The addition of three new line of business extended our product offerings to e-commerce and travel industry. Through acquisition of Flower Crown on December 21, 2020, we added three new lines of business into our product portfolio in addition to our menswear business, including the online and offline cross-border business for the sales of Flower Crown Products and packaged group tour service to our customers, which not only expanded our product offerings by providing a variety of products to our customers, but also enhanced our cooperation with local, national and international suppliers, allowing us to further optimize and improve our marketing approach and create a more relevant and personalized customer experience, as well as selling carrier services.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to expand our online business and purchase one or more online sales platforms or online stores. Together with the change in consumer trends, selling online is now the most important sales channel in Chinese market and is becoming increasingly important globally. Sales from our stores and distributors for menswear business have been steadily decreasing, and we are now in the process of identifying the best possible ways to establish and expand our online business. We plan to research and purchase one or more online sales platforms and online stores for our menswear business. We believe that KBS will have better opportunities to expand by purchasing online sales platforms or online stores in year 2020, and the management of KBS will keep on exploring other areas and business models, such as the use of artificial intelligence for brand promotion, learning customer preferences, and identifying shopping trends. We consider that our policy to expand our outreach using new technologies will add significant shareholder value.

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand for our menswear business with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to launch new apps for our newly-added e-commerce business. We plan to launch our iOS and Android apps, including on our iOS app developed specifically for our consumers in China, in the early second quarter of 2021. As of the date of this report, our apps are still under testing.

●	We plan to develop new technology and occupy more market share. Due to the addition of three new lines of business and the characteristic of cross-border importing industry, especially cross-border bonded import business, we plan to adopt the SBBC information solution for cross-border e-commerce, which is the “Global Easy Cloud”. The Global Easy Cloud consists of four (4) main cloud plat forms, including Connection Cloud, Supply Chain Cloud, Channel Cloud and Finance Cloud. With the underlying algorithm as the driving core, by reshaping the cross-border e-commerce supply chain and channel resource integration and service mode, each section in the whole industry chain is empowered to achieve efficient collaboration within the industry and improve the conversion efficiency and profit of users’ purchase and marketing, so that it can provide better services for computer-end users. As of the date of this Annual Report, we have sufficient funds to effectuate those plans.

●	We plan to expand our sales and distribution network. We hope to expand our sales and distribution network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. We will continue to expand our sales network, leveraging our local and international resources to quickly enter new markets, while also minimizing requirements for capital outlay. We plan to focus on luxury brands and concentrate on high-end customers and increase our presence in both new and existing markets.

●	We plan to enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

●	We plan to explore ways to incorporate blockchain and its related application into our business. We hired Liu Ze, an expert in blockchain, artificial intelligence and internet of all things as our Chief Technology Officer. Our CTO will be responsible to set up our blockchain strategy and explore ways to incorporate blockchain into our business.

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

We did not incur material costs in environmental compliance in fiscal years 2020, 2019 and 2018. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

D.	Property, Plants and Equipment of Menswear Business

Our company has established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2020, this network was comprised of one corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors.

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

As of December 31, 2020, we leased the premises for our sole remaining corporate store. We have undertaken various measures to verify the lessors’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. We rent some stores that were located in rural areas where land use rights are held collectively by villages and records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believe the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company. We paid RMB 720,000 as annual rent for the existing corporate store during each of the fiscal years 2018, 2019 and 2020. The total area of this 1 corporate store is 120 square meters. The sales of the store for the most recent three fiscal years are shown below:

Area	Sales in fiscal year 2018 (USD)	Sales in fiscal year 2019 (USD)	Sales in fiscal year 2020 (USD)
Shishi Corporate Store	691,431	561,391	447,223
Total:	691,431	561,391	447,223

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2020, the suggested retail prices of KBS’s products ranged from RMB299 to RMB1,699 (approximately $43 to $246) for its apparel products and RMB319 to RMB1699 (approximately $46 to $246) for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched about 5164 collections of new products, each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network, currently covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2020, this network was comprised of 1 corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. With the softening of economic growing in China and fierce competition from our competitors, our network only has 1 corporate store and 29 franchised stores as of December 31, 2020.

KBS also acts as an original design manufacturer, or ODM, upon request. Income from such services accounted for 7.6%, 33.9% and 14% of revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Flower Crown’s travel and e-commerce business operation commenced in third quarter of 2020, and for the year 2020, it had a revenue of $1,335,443.

Recent Developments

The ongoing coronavirus pandemic that first surfaced in China and is spreading globally has had a material adverse effect on our business. All of our operating subsidiaries and employees are located in China. During the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since during the first half year of 2020, businesses across China largely suspended or reduced operations.

Although the COVID-19 situation is getting better in China since 2020, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition will depend on the virus’ future developments, including the duration and spread of the outbreak and the impact on the Company’s customers, which are still uncertain and cannot be reasonably estimated at this point of time. We will continue to monitor and mitigate developments affecting our workforce, our customers, and the public at large. See “Risk Factors—Risks Related to Our Business—Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).”

On August 28, 2020, our Board of Director granted an aggregate of 325,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their services. All of the shares vested immediately upon granting. Each of the grantee entered into separate standard restricted shares grant agreement with the Company.

On December 9, 2020, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Flower Crown Holding, a corporation organized under the laws of the Cayman Islands (the “Flower Crown”), and the shareholders of Flower Crown (each a “FC Shareholder” and collectively the “FC Shareholders”), to acquire all the issued and outstanding ordinary shares of Flower Crown in exchange for the issuance to the FC Shareholders an aggregate of 259,130 shares of our common stock (the “Share Exchange”). The Share Exchange transaction was closed on December 21, 2020 and as a result, Flower Crown is now our wholly-owned subsidiary.

On January 24, 2021, we entered into a Debt Exchange Agreement with Keyan Yan, our interim Chief Financial Officer and Co-Chairman of our Board of Directors. Under the Debt Exchange Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our common stock (the “Exchange Shares”), representing a conversion price of $1.20 per share, which was closed on or about February 9, 2021. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts. As a result of the issuance of the Exchange Shares pursuant to the Debt Exchange Agreement, Mr. Yan holds a total of 1,738,946 shares of our common stock, constituting approximately 41% of our total issued and outstanding common stock.

On April 8, 2021, we closed the private offering of convertible preferred stock referenced in our earlier Report on Form 6-K filed February 26, 2021. For total subscription proceeds of $1,500,000, we issued 1,500,000 shares of our newly-designated Series A Convertible Preferred Stock to a single investor. Our Series A Convertible Preferred Stock features a stated value of $1.00 and is convertible to shares of our common stock at any time after 6 months from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of common stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together without common stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series A Preferred Stock are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred Stock was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

On March 12, 2021, we announced the authorization and declaration of a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.0001 per share, of the Company to stockholders of record as of the close of business on March 31, 2021 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one 0.00667 portion of a share of Series B Participating Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of the Company at an exercise price of $50.00 (the “Exercise Price”). The complete terms of the Rights are set forth in a Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of March 11, 2021, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

Our Board of Directors adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Company’s Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or to discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by our Board. Of Directors

On March 15, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Cross-Border Payment Agreement with Hainan New Generation Technology Co., Ltd. (“HNGT”), a leading on-line payment company in the People’s Republic of China. Under the agreement with HNGT, we will cooperate with HNGT to accept and process cross-border digital payments in connection with our e-commerce business, including payments denominated in the new digital Renminbi, a digital version of China’s national currency backed by China’s central bank.

On March 24, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Digital RMB Acceptance Agreement with Lakala Payment Co., Ltd. (“LKL”), another leading third-party online payment operator in the People’s Republic of China. Under the agreement with LKL, we will cooperate with LKL to accept POS terminal payments denominated in the new digital Renminbi.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On October 20, 2020, Lixia Tu resigned from her positions as a director and Chief Financial Officer of the Company. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company, and on October 22, 2020, Themis Kalapotharakos also resigned from our board of directors.

Effective October 25, 2020, and as reflected above, our board of directors filled the vacancies on our board of directors by appointing the above named individuals, namely Mr. Jin Yan, Mr. Mr. Mu Ruifeng, Mr. Zhen Hong Wei, and Ms. Chen Bizhen, to serve as members of the board. In addition, the board of directors of the Company appointed Mr. Keyan Yan as the Company’s Interim Chief Financial Officer.

We have not entered into any fixed compensation arrangements with any of our newly-appointed directors. With the exception of Ms. Chen Bizhen’s continuing service as our Co-general Manager, none of our newly-appointed Directors has had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years.

On December 21, 2020, Zhen Hong Wei resigned as a member of the board. The Board appointed three new directors as reflected above, namely Li Hui Dan, who will also serve as Co-Chairman of the Board, Ms. Sun Lei, and Yu Chuan Bin, increasing the size of the board from seven (7) to nine (9) members. Each new director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

A.	Operating Results

Our operating results are primarily affected by the following factors:

●	Growth of China’s menswear industry. With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets. As a leading provider of casual menswear in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

●	Brand recognition. We derive all of our revenues from sales of the KBS branded products in China, and our success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin of us can achieve, and our ability to grow.

●	Ratio of franchised stores to corporate stores in our sales network. The ratio of franchised stores to corporate stores in terms of floor area in our sales network affects our results of operations in a given period. The franchised stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Corporate stores operated by us, on the other hand, despite incurring more significant capital expenditures as compared with franchised stores, allow us more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of our business. In addition, our corporate store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in our sales network will affect our gross profit margin.

●	Product offering and pricing. Our success depends on our ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of our products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes.

●	Fluctuations in raw material supply and prices. The per unit cost of producing our products depends on the supply and price of raw materials, particularly fabrics such as cotton, wool and polyester, which have experienced volatility in past years. Increases in the price of raw materials would negatively impact our gross margins if we are not able to offset such price increases through increases in our selling price or changes in product offerings and mix.

Financial Statement Presentation

Menswear Business:

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

Flower Crown:

Revenue. During the periods covered by this section, we generated revenue from sales of overseas’ products through online platform (“E-commerce”) and revenue from rendering travelling services.

Cost of sales. During the periods covered by this section, our cost of sales primarily consisted of the purchased costs of products online sold in connection with the revenue from E-commerce, and the cost for outsourcing the travelling work to certain travel agencies in connection with the revenue from rendering travelling services.

Gross profit and gross margin. For the periods covered by this section, our gross profit is equal to the difference between our net sales and cost of sales. Our gross margin is equal to the gross profit divided by net sales.

Administrative expenses. For the periods covered by this section, general and administrative expenses consisted primarily of compensation and benefits to our general management, finance and administrative staff, rental costs, office supplies, utilities, and other expenses incurred in connection with general operations.

Comparison of Fiscal Years Ended December 31, 2020, 2019, and 2018

The following table sets forth key components of our results of operations, for the years ended December 31, 2020, 2019, and 2018, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	10,876,149		16,465,562		18,535,116
Cost of sales	(8,377,731)	-77%	(10,714,519)	-65%	(20,851,252)	-112%
Gross profit (loss)	2,498,418	23%	5,757,043	35%	(2,316,137)	-12%
Operating expenses				0
Distribution and selling expenses	(4,258,504)	-39%	(1,094,391)	-7%	(2,670,955)	-14%
Administrative expenses	(3,439,815)	-32%	(3,478,258)	-21%	(4,907,020)	-26%
Total operating expenses	(7,698,319)	-71%	(4,572,649)	-28%	(7,577,975)	-41%
Other income	418,638	4%	291,582	2%	122,139	1%
Other gains and losses	(2,380,594)	-22%	(1,064,588)	-6%	(13,522,300)	-73%
(Loss) Profit from operations	(7,161,858)	-66%	405,388	2%	(23,294,273)	-126%
Finance costs	(62,383)	-1%	(67,203)	0%	(96,444)	1%
(Loss) Profit before tax	(7,224,241)	-66%	338,185	2%	(23,390,717)	-126%
Income tax	1,556,824	14%	(442,590)	-3%	5,422,119	29%
Loss for the year	(5,667,417)	-52%	(104,405)	-1%	(17,968,591)	-97%

For the year ended December 31, 2020, total revenue decreased by 34% to $10.88 million from $16.47 million in 2019. In December 2020, the Company acquired Flower Crown, which contributed two new segments, E-commerce and travelling services. Those two segments contributed revenue of $1.34 million or 12.3% of the total revenue of the Company in 2020. After deducting the increment of the two segments revenue, the Company’s menswear business in 2020 decreased by 42% to 9.54 million from $16.47 million in 2019.

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment of the menswear business for the respective periods is as follows:

	Distribution network			Corporate stores			OEM			Consolidated
By business	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Sales to external customers	8,366,144	10,308,309	13,584,754	446,834	571,403	2,375,773	727,797	5,585,850	2,574,589	9,540,776	16,465,562	18,535,116
Segment	8,366,144	10,308,309	13,584,754	446,834	571,403	2,375,773	727,797	5,585,850	2,574,589	9,540,776	16,465,562	18,535,116
% of Sales	87.7%	63%	73%	4.7%	3%	13%	7.6%	34%	14%	100%	100%	100%
Segments gross margins	2,053,733	3,268,945	2,245,944	175,165	319,706	-5,402,994	102,955	2,162,393	845,700	2,335,752	5,751,043.33	-2,316,136
Gross margin rate	24.5%	32%	17%	39.2%	56%	-227%	14.1%	39%	33%	24.4%	35%	-12%

Segment sales

For the year ended December 31, 2020, total revenue decreased by 42% to $9.54 million from $16.47 million in 2019. Total revenue of year 2019 decreased by 11% to $16.47 million from $18.5 million in 2018. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —Revenue from the Company’s distributor network in year 2020 decreased by 19% to $8.37 million from $10 million in 2019 primarily due to 1) business operation suspended during first quarter of 2020 when china was in response to nationwide lockdown and quarantines; 2) the customer orders decreased because the coronavirus pandemic has depressed customers’ demand for our products and services,

There was a decrease of revenue from the Company’s distributor network in year 2019 by 24% to $10 million from $13 million in year 2018 primarily due to a decrease in sales volume as well. The distributor segment accounted for 87.7% of the total revenue in 2020, compared to 63% and 73% during years 2019 and 2018, respectively.

In year 2020, gross profit margin for the company’s distributor network decreased to 24.5% from 32% for year 2019 due to company strategy change to same sale price to distributors and wholesalers, the sale price to distributors decreased for about 5% of retail price compared to the old price policy;

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

The Company’s distributor network currently consists of 14 distributors in 11 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2020, distributors operated a total of 29 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate store sale for fiscal year 2020 was $0.45 million, compared to $0.57 million for year 2019. In 2020, sales from corporate store decreased as compared to 2019 because 1) business operation suspended during first quarter of 2020 when china was in response to nationwide lockdown and quarantines; 2) the coronavirus pandemic has depressed customers’ demand for our products and services,

Total revenue from corporate store sale for fiscal year 2019 was $0.57 million, compared to $2.37 million for year 2018. In 2019, sales from corporate store decreased as compared to 2018 because there were no promotion sales of repurchased inventory from certain distributors which are unable to pay off the debts owed to us.

As of December 31, 2020, we operated 1 corporate store which was located in Fujian. Total revenue from corporate store sales of 2020 decreased as compared to 2019 because of low demand during coronavirus pandemic.

The corporate store segment contributed 4.7% of total revenue in 2020, compared to 3% of 2019 and 14% of 2018. Gross profit margin for the Company’s corporate store was 39.2% in 2020, compared to 56% in 2019 and -232% in 2018. The margin decrease in 2020 is primarily because there were more stimulate sales in year 2020 compared to 2019; The margin increase from 2018 to 2019 is primarily because there were no more sales of repurchased inventory from certain distributors which were sold at big discounted price in year 2018 and there is not more price reduction for stimulate sales.

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by us. Revenue from the OEM segment decreased by $4.86 million to $0.73 million for year ended December 31, 2020, compared to $5.59 million for year ended December 31, 2019 due to the business suspension in first Q1 of year 2020 and less customer orders resulting from pandemic impact. Therefor the company terminated OEM business started from July of 2020; Gross profit margin decreased to 14% from 39% of year 2019.

Revenue from the OEM segment increased by $3.01 million to $5.59 million for year ended December 31, 2019, compared to $2.57 million for year ended December 31, 2018. Gross profit margin increased to 39% from 33% of year 2018.

Our revenues from sales of OEM represented 24.5%, 34% and 14%, respectively, of our total revenues for years ended December 31, 2020, 2019 and 2018.

In December 2020, we acquired Flower Crown, a subsidiary with two segment business at the time of the acquisition, which are travelling services and E-commerce sales. The consolidated financial statements for the year ended December 31, 2020 includes 1 month operation result of Flower Crown. The two segments are presented as below

	Travel service			E-commerce
	For the year ended December 31,			For the year ended December 31,
By business	2020	2019	2018	2020	2019	2018
Sales to external customers	991,929	-	-	343,445	-	-
Segment revenue	991,929	-	-	343,445	-	-
Segment gross margins/(loss)	96,577	-	-	69,988	-	-
Gross margin rate	9.7%	-		20.3%	-

As Flower Crown started its business in July 2020, it is still in trial operation period. The consolidated financial statements only included 1 month’s operation result of Flower Crown. As a result, the net revenue amount is comparative small and its gross margin ratio may be different from the one if its operation matures and reaches larger scale. The gross margin ratio in this report should not be used as any indication as to the future business performance result of Flower Crown.

Cost of sales and gross profit rate

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Our cost of sales decreased from $11 million in year 2019 to $8.24 million in year 2020. The decrease was mainly due to the decrease in apparel business sector sales in year 2020 compared to 2019.

The gross profit rate decreased from 35%% in year 2019 to 23% in year 2020 due to 1) company strategy change to same sale price to distributors and wholesalers, the sale price to distributors decreased for about 5% of retail price compared to the old price policy; 2) there were more stimulate corporate store sales in year 2020 compared to 2019; 3) lower profit margin of OEM segments due to higher unit amortized fixed fee due to less customers’ orders resulting from pandemic impact.

Our cost of sales decreased from $21 million in year 2018 to $11 million in year 2019. The decrease was mainly due to the decrease in total sales in year 2019 compared to 2018.

The gross profit rate increased from -12% in year 2018 to 35% in year 2019 due to 1) the higher price of new products and improvement of the quality this year; 2) lower production cost of larger scale of economy production; 3) lower fixed unit cost benefited from the increase amount of OEM orders; and 4) profit margin improvement benefited from value-add tax decrease from 17% to 13%.

Administrative expenses

Administrative expenses decreased by $0.4 million or 1% to $3.44 million for year 2020 from $3.48 million for 2019. The change was mainly due to 1) decrease of the company’s share-based compensation paid to officers and directors of the company in year 2020; and 2) adjustment of compensation of our overall staff to stimulate the staff’s working enthusiasm.

Administrative expenses decreased by $1.43 million or 29% to $3.4 million for year 2019 from $4.9 million for 2018. The change was mainly due to decrease in design staff expenses and less depreciation cost from lower fixed asset value after impairment of property in year 2018.

Distribution and selling expenses

The selling and distribution expenses increased by $3.15 million or 290% to $4.26 million for the year ended December 31, 2020 from $ 1.1 million in 2019, primarily due to due to the increase in special Covid-19 related subsidies to our distributors and necessary advertising expenses. The apparel and fashion industry has faced enormous challenges during the Covid-19 pandemic. With store closures, overall consumer demand has plummeted, resulting in weak sales and tight cash flow for our distributors. In order to ease their burden and help their business sustain, we increased the special subsidies to the distributors who have good credits to support their operations during the difficult time.

The selling and distribution expenses decreased by $1.58 million or 59% to $1.1 million for the year ended December 31, 2019 from $ 2.7 million in 2018, primarily due to the decrease of advertisement expenses, products promotion expenses and entertainment expenses.

The advertisement expenses of apparel business sector of 2020 increased for 73.4%% in year 2020 compared to year 2019 and it accounted for 12.9%, 1.9% and 6.6% of total apparel business sales for 2020, 2019 and 2018, respectively.

Other gains and losses

Other gains and losses increased by $1.3 million, or 124%, to -$2.4 million for the year ended December 31, 2020 from -$1.1 million for year 2019. The increase was mainly due to the impairment loss on outdated account receivables as a result of its long period of overdue.

Other gains and losses increased by $12.5 million, or 92%, to -$1.1 million for the year ended December 31, 2019 from -$13.5 million for year 2018. The increase was mainly due to the impairment on Anhui property as a result of the decrease of its fair value in year 2018.

Profit for the year

We had a loss of $5.7 million in 2020 as compared to a loss of $0.1 million for 2019, representing a decrease of profit of $5.6 million or 5348%. Net margin was -52% for the year ended December 31, 2020, compared to -1% for the year ended December 31, 2019.

We had a loss of $0.10 million in 2019 as compared to a loss of $18 million for 2018, representing an increase of profit of $17.86 million or 99%. Net margin was -1% for the year ended December 31, 2019, compared to -97% for the year ended December 31, 2018.

Profit for the year decreased from 2019 to 2020 mainly due to the following reasons: (1) increase in special Covid-19 related subsidies to our distributors and necessary advertising expenses. (2) decrease in revenues compared to year ended December 31, 2019 result from pandemic impact; and (3) termination of OEM segment business started from July of year 2020 which resulted from decreased customer orders; 4) business suspension during first quarter of year 2020;

Profit for the year increased from 2018 to 2019 mainly due to the following reasons: (1) the significant decrease in administrative expenses and distributions and selling expenses as compared with year 2018; and (2) the higher selling price of new products after improvement; 3) lower production cost benefited from scale of economies production; and 4) lower unit cost from bigger OEM orders.

B.	Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $16,621,290. Our cash and cash equivalents consist of cash on hand and cash in the banks. We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31
	2020	2019	2018
Net cash provided by (used in) operating activities	$(6,520,790)	$(558,804)	$(3,703,354)
Net cash provided by (used in) investing activities	607,414	332,513	52,932
Net cash provided by (used in) financing activities	846,854	57,089)	(256,870)
Net increase (decrease) in cash and cash equivalents	(5,066,462)	(169,200)	(3,907,291)
Effects of exchange rate change in cash	(1,067,274)	(236,423)	(1,117,062)
Cash and cash equivalents at beginning of the period	20,620,478	21,026,103	26,050,456
Cash and cash equivalent at end of the period	$16,621,290	$20,620,478	$21,026,103

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

Net cash used in operating activities in fiscal year 2020 was $6.52 million, compared with net cash provided by operating activities of $0.56 million in the year ended December 31, 2017. The change is mainly due to the increase of provision of outdated account receivable; the increase of deferred tax due to the loss of fiscal year 2020 and the increase in special Covid-19 cash related subsidies.

Net cash used in operating activities in fiscal year 2019 was $0.56 million, compared with cash used by operating activities of $3.7 million in the year ended December 31, 2018. The change is mainly due to cash inflow from increase of account receivables.

Investing Activities

Net cash provided by investing activities in fiscal year 2020 was $0.61 million, compared with $0.33 million net cash provided in investing activities in 2019. The net cash provided in investing activities in 2020 was cash from acquisition of subsidiaries.

Net cash provided in investing activities in fiscal year 2019 was $0.33 million, compared with $0.05 million net cash provided by investing activities in 2018. The net cash used in investing activities in 2017 was to sell some antiquated production facilities.

Financing Activities

Net cash provided in financing activities in fiscal year 2020 was $0.85 million, compared with $0.057 million net cash provided in financing activities in 2019. It mainly consisted of some advance from related party.

Net cash provided in financing activities in fiscal year 2019 was $0.057 million, compared with $0.26 million net cash used by financing activities in 2018. It mainly consisted of some advances from related parties.

Loans, Other Commitments, Contingencies

As of December 31, 2020, we had an outstanding bank loan from Anhui Taihu Rural Commercial Bank Co. Ltd. in an amount of $1,148,958. Currently, the loan has a one-year term from April 26, 2020 to April 26, 2021 with an annual interest rate 50% higher than the benchmark interest rate of People’s Bank of China and is renewable annually. The loan has been guaranteed by Taihu County Financing Guaranty Co., Ltd. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2020.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Construction Obligations	$63,890,563	-	-	-
Operating Lease Obligations	$76,149	145,921	1,714,568	-
Total	$63,966,712	145,921	1,714,568	-

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the timely budget on every phase. The majority of funds for construction expenses came from the cash balance on the account as of December 31, 2020 and the new profit of following year.

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

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. Currently, the Company’s contract with its customers do not include financial benefit for more than one year.

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from the sale of goods

Performance obligation is satisfied at the point in time when control of the asset is transferred to the customer, generally on delivery and acceptance of the goods.

Revenue from the sale of packaged group tour service

Performance obligation is satisfied when the tour service is completed, generally when the tour group successfully returned from the tour destination to the place of origination.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Rental income is recognized on a time proportion basis over the lease terms.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably.

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

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Financial instruments – investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired.

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

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the income statement and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the income statement.

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

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments – impairment of financial assets

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

Debt instruments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

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

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments – financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

Financial instruments – derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Financial instruments – offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Keyan Yan	48	Interim Chief Financial Officer, Co- Chairman and Director
Sun Lei	37	Chief Executive Officer and Director
Li Hui Dan	39	Co- Chairman and Director
Chen Bizhen	45	Director
Mu Ruifeng	57	Independent Director
Jin Yan	51	Independent Director
Zhongmin Zhang	77	Independent Director
Yuet Mei Chan	39	Independent Director
Yu Chuan Bin	60	Independent Director

Mr. Keyan Yan. Mr. Yan, age 48, has been our Co-Chairman and director since the closing of the Share Exchange on August 1, 2014 and our Interim Chief Financial Officer since December 21, 2020. Mr. Yan has over 16 years of senior management experience. He served as Chairman and Chief Executive Officer of KBS International between March 2011 and August 2014. From 1994 to present, Mr. Yan has served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi, China from 1989-1994. Mr. Yan obtained a certificate of corporate management from Xiamen University in 1992.

Ms. Sun Lei. Ms. Sun, age 37, has been our Chief Executive Officer and a director of our board since December 21, 2020. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Li Hui Dan. Mr. Li, age 39, has been our Co- Chairman and a director of our board since December 21, 2020. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Ms. Chen Bizhen. Ms. Chen, age 45, has been the director of our board since October 25, 2020. She has over 16 years of experience in the fashion apparel industry. She is an expert in financial matters and is concurrently our Co-general Manager. She has been in this position for over 10 years.

Mr. Mu Ruifeng. Mr. Mu, age 57, has been the independent director of our board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 51, has been the independent director of our board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Mr. Zhongmin Zhang. Mr. Zhang, age 77, has been the independent director of our board since July, 2017. He has over 45 years of extensive experience in many facets of textile business, including in production, marketing, and management. Currently, Mr. Zhang is the president of Zhengzhou Guangda Textile Printing & Dyeing Co., Ltd. which has an annual production of 216 million meters of various textile products, with a value of RMB 800 million. Holding a title of Senior Engineer, Mr. Zhang graduated from Harbin Institute of Technology in 1965. He also has certificates in finance management and civil law.

Mr. Yuet Mei Chan. Ms. Chan, age 39, has been the independent director of our board since July, 2017. She has over 15 years of experience in the banking industry. She held several senior positions in a prestigious bank in Hong Kong from 2001-2016. She is currently a financial consultant at AIA and specializes in analyzing financial situations and market trends. Ms. Chan holds a diploma in Computing and Business Studies from Hong Kong St. Perth College.

Mr. Yu Chuan Bin. Mr. Yu, age 60, has been the independent director of our board since December 21, 2020. He was the former deputy general of the Tai Hu Xian (An Hui Province) Tax Bureau. He has extensive knowledge in connection with taxation of the People’s Republic of China. Mr. Yu was a graduate of An Hui University.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On October 20, 2020, Lixia Tu resigned from her positions as a director and Chief Financial Officer of the Company. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company, and on October 22, 2020, Themis Kalapotharakos also resigned from our board of directors.

Effective October 25, 2020, and as reflected above, our board of directors filled the vacancies on our board of directors by appointing the above named individuals, namely Mr. Jin Yan, Mr. Mr. Mu Ruifeng, Mr. Zhen Hong Wei, and Ms. Chen Bizhen, to serve as members of the board. In addition, the board of directors of the Company appointed Mr. Keyan Yan as the Company’s Interim Chief Financial Officer.

We have not entered into any fixed compensation arrangements with any of our newly-appointed directors. With the exception of Ms. Chen Bizhen’s continuing service as our Co-general Manager, none of our newly-appointed Directors has had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years.

On December 21, 2020, Zhen Hong Wei resigned as a member of the board. The Board appointed three new directors as reflected above, namely Li Hui Dan, who will also serve as Co-Chairman of the Board, Ms. Sun Lei, and Yu Chuan Bin, increasing the size of the board from seven (7) to nine (9) members. Each new director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Li Hui Dan and Sun Lei are spouses. Mr. Keyan Yan and Ms. Chen Bizhen are spouses. No other family relationship exists between any of the persons named above.

B.	Compensation

For the year ended December 31, 2020 and 2019, we paid an aggregate of approximately $1,847,242 and $1,396,943, respectively, in cash as compensation to our directors and senior management as a group, and some of our directors and executive officers also received compensation in the form of annual salaries and bonuses. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

On August 28, 2020, we granted an aggregate of 325,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their services. The grants to the Company’s executive officers and directors were as follows:

●	Keyan Yan, Interim Chief Financial Officer, Co- Chairman and Director, was granted 120,000 shares;

●	Lixia Tu, prior director and Chief Financial Officer, was granted 60,000 shares;

●	Themis Kalapotharakos, prior director, was granted 40,000 shares;

●	Matthew Los, prior director, was granted 40,000 shares;

●	John Sano, prior director, was granted 5,000 shares;

●	Zhongmin Zhang, independent director, was granted 5,000 shares;

●	Yuet Mei Chan, independent director, was granted 5,000 shares.

All of the shares vested immediately upon granting. Each of the grantee entered into separate standard restricted shares grant agreement with the Company.

On March 25, 2019, we granted an aggregate of 305,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their service. All the shares vested immediately upon granting.

Currently, we do not have any employment agreements with our officers and directors.

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

Our board of directors currently consists of nine members, namely Keyan Yan, Sun Lei, Li Hui Dan, Chen Bizhen, Mu Ruifeng, Jin Yan, Yu Chuan Bin, Yuet Mei Chan and Zhongmin Zhang.

The Board has established the Audit Committee, which is comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members: Yuet Mei Chan, Mu Ruifeng, and Jin Yan. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Matthew C. Los serves as Chair of the Audit Committee.

Our Board of Directors has determined that Mr. Mu Ruifeng is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D.	Employees

As of December 31, 2020, we employed 244 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	35
Marketing, Sales and Distribution	224
Design and Product Development	26
Production	118
Procurement, Warehousing and Logistics	26
Quality and Assurance	16
TOTAL	244

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 30, 2021 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Keyan Yan(3)	Interim Chief Financial Officer, Co- Chairman and Director	Common Stock	1,798,946	42.4%
Zhongmin Zhang (4)	Prior Director	Common Stock	15,000	* %
Yuet Mei Chan (5)	Prior Director	Common Stock	15,000	* %
Sun Lei (6)	Chief Executive Officer and Director	Common Stock	492,347	11.6%
Binzhen Chen	Director	Stock	60,000	1.4%
All current officers and directors as a group (4 persons named above)			2,321,293	54.9%
5% Security Holders
Keyan Yan (3)		Common Stock	1,798,946	42.4%
Sun Lei (6)	Chief Executive Officer and Director	Common Stock	492,347	11.6%

*	Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	As of April 30, 2021, a total of 4,233,272 shares of commons stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Includes (1) 60,000 shares of common stock owned by Bizhen Chen, Mr. Yan’s wife, (2) 120,000 shares granted to Mr. Yan on August 28, 2020 pursuant to the Company’s 2018 Equity Incentive Plan, and (3) 674,626 shares issued to Mr. Yan pursuant to a Debt Exchange Agreement in satisfaction of the outstanding debts owed to Mr. Yan by the Company.

(4)	Includes 5,000 shares granted to Zhongmin Zhang on August 28, 2020 pursuant to the Company’s 2018 Equity Incentive Plan.

(5)	Includes 5,000 shares granted to Yuet Mei Chan on August 28, 2020 pursuant to the Company’s 2018 Equity Incentive Plan.

(6)	Includes 259,130 shares from Shares Exchange Agreement dated December 9, 2020 and 233,217 shares from Shares Purchase Agreement dated December 9, 2020.

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

From time to time, KBS and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2020,2019 and 2018, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31, 2020, 2019 and 2018, the balance of the amounts we borrowed from Mr. Yan was $826,422, $560,165 and $485,302, respectively.

On January 24, 2021, we entered into a Debt Exchange Agreement with Keyan Yan, our interim Chief Financial Officer and Co-Chairman of our Board of Directors. Under the Debt Exchange Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our common stock (the “Exchange Shares”), representing a conversion price of $1.20 per share. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts.

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

Approximate Number of Holders of Our Securities

On April 30, 2021, there were 345 shareholders of record of our common stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of date of this report, there are 4,233,272 shares of common stock issued and outstanding. We have never issued any preferred stock.

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

The following is a general summary of the material Marshall Islands, Hong Kong, BVI, PRC and U.S. federal income tax consequences relevant to an investment in our shares of common stock, sometimes referred to collectively in this summary as our “securities”. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Marshall Islands, Hong Kong, the BVI, the PRC and the United States. We recommend that you consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our securities.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.0 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2020, our accumulated other comprehensive loss was $(3.5) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Mu Ruifeng, Jin Yan and Yuet Mei Chan. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that audit committee financial expert is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

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

	Fiscal Year Ended December 31,
	2019	2020
Audit Fees*	$120,000	$125,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

Prior to July 10, 2017, in lieu of an audit committee comprised of three independent directors, our audit committee was comprised of two independent members of our board of directors, namely John Sano and Matthew C. Los. On July 10, 2017, the board of directors appointed Ms. Yuet Mei Chan as an independent director and a member of the audit committee. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company and on October 25, 2020, Mr. Mu Ruifeng and Mr. Jin Yan were appointed as independent directors of the Company and member of the Audit Committee of the Company. As a result, we are in full compliance with the Nasdaq listing rules for the audit committee.

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

●	in lieu of having a compensation committee under Nasdaq Listing Rule 5605(d), we currently do not have a compensation committee;

●	in lieu of selecting or recommending director nominees for selection by either a majority of the independent directors or a nominating committee comprised solely of independent directors under Nasdaq Listing Rule 5605(e), we currently do not have a nominating committee or such nominating process;

●	in lieu of holding a shareholder meeting each year under Nasdaq Listing Rule 5620(a), we did not hold an annual shareholder meeting in fiscal 2019; however, we may, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals; and

●	in lieu of obtaining shareholder approval under Nasdaq Listing Rule 5635(c) prior to the adoption of an agreement pursuant to which stock may be acquired by officers, directors, employees or consultants, our board of directors approves such adoption, including our 2018 equity incentive plan.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on February 3, 2017)
1.4	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act as of December 31, 2019 (Incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on June 9, 2020)
2.3	Certificate of Designation for Series B Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)

2.4	Certificate of Designation for Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
4.1	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
4.3	2018 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on December 27, 2018)
4.4	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.5	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.6	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020 (Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.7	Debt Exchange Agreement between KBS Fashion Group Limited and Keyan Yan, dated January 24, 2021 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 11, 2021)
4.8	Redacted Binding Memorandum of Understanding, dated February 26, 2021 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 26, 2021)
4.9	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
8.1*	List of the registrant’s subsidiaries
10.1	Form of Lock-up Agreement with holder of Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.2	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.3	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.4*	Passenger Sales Agency Agreement
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from WWC, P.C., Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 17, 2021	KBS FASHION GROUP LIMITED

/s/ Sun Lei
Sun Lei Chief Executive Officer

KBS Fashion Group Limited

Consolidated Financial Statements

For the years ended December 31, 2020, 2019, and 2018

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

KBS Fashion Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of KBS Fashion Group Limited (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Trade Receivables

As described in Notes 4 and 26, the Company extends unsecured credit to its customers. The Company recognizes a loss allowance on outstanding trade receivables based on lifetime ECLs at each reporting date. The assessment of loss allowance requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The audit engagement team performed extended procedures, which includes, among others, obtaining an understanding of the management’s assessment process, evaluating the relevant inputs and factors used during the process, and testing the reasonableness of the loss allowance.

Impairment Assessment of Non-Financial Assets

As described in Notes 4 and 6, the Company is required to test certain non-financial assets for impairment based on recoverability. The recoverable amount is determined based on the cash-generating-unit (CGU) to which the asset belongs. For each reporting period, management reviews the recoverable amount using discounted cash flows and determine if impairment is required. The assessment of the impairment requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The audit engagement team performed extended procedures, which includes, among others, obtaining an understanding of the management’s assessment process, evaluating the reasonableness of the relevant inputs and factors used in calculating the projections, and testing the accuracy of the assessment output.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since April 25, 2016.

San Mateo, California

May 17, 2021

KBS Fashion Group Limited

Consolidated Statements of Comprehensive Income/(Loss)

For the years ended December 31, 2020, 2019, 2018

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2020	2019	2018
Revenue	8	10,876,149	16,465,562	18,535,115
Cost of sales	9	(8,377,731)	(10,714,519)	(20,851,252)
Gross profit/(loss)		2,498,418	5,751,043	(2,316,137)

Other income	10	418,638	291,582	122,139
Other gains and (losses)	11	(2,380,594)	(1,064,588)	(13,522,300)
Distribution and selling expenses	12	(4,258,504)	(1,094,391)	(2,670,955)
Administrative expenses	13	(3,439,815)	(3,478,258)	(4,907,020)
(Loss)/profit from operations		(7,161,858)	405,388	(23,294,273)

Finance costs	14	(62,383)	(67,203)	(96,444)

(Loss)/profit before tax		(7,224,241)	338,185	(23,390,717)

Income tax income/(expense)	15	1,556,824	(442,590)	5,422,119

Loss for the year	16	(5,667,417)	(104,405)	(17,968,598)

Other comprehensive loss
- currency translation differences		3,641,747	(951,780)	(3,071,697)
Total comprehensive loss for the year		(2,025,670)	(1,056,185)	(21,040,295)

Loss per share of common stock attributable to the Company
- Basic	19	(2.09)	(0.00)	(8.06)
- Diluted	19	(2.09)	(0.00)	(8.06)
Weighted average shares outstanding:
- Basic	19	2,712,528	2,517,491	2,229,915
- Diluted	19	2,712,528	2,517,491	2,229,915

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Financial Position

As at December 31, 2020, and 2019

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2020	2019
Non-current assets
Property, plant and equipment-net	20	2,837,609	6,083,966
Investment property-net	20	8,274,195	5,099,178
Prepayments and premiums under operating leases	21	2,339,406	2,261,153
Land use rights	24	604,970	579,900
Deferred tax assets	15	16,960,839	14,330,463
		31,017,019	28,354,660
Current assets
Inventories	25	1,854,998	1,442,260
Trade receivables	26	11,352,617	10,475,766
Other receivables and prepayments	26	1,549,002	120,298
Prepayments and premiums under operating leases	21	80,494	75,318
Cash and cash equivalents	27	16,621,290	20,620,478
		31,458,400	32,734,120
Total assets		62,475,419	61,088,780

Current liabilities
Short term bank loans	30	1,148,959	1,075,084
Trade and other payables	28	5,356,542	4,578,419
Due to related parties	29	1,132,811	560,165
Contract liabilities		257,529	173,919
Income tax payable		47,916	256,808
		7,943,757	6,644,394
Total liabilities		7,943,757	6,644,394

Equity
Share capital	31	341	259
Share premium	31	11,312,643	9,199,779
Revaluation reserve	32	184,272	184,272
Statutory surplus reserve	32	6,084,836	6,084,836
Retained profits	32	40,406,391	46,073,808
Foreign currency translation reserve	32	(3,456,821)	(7,098,568)
		54,531,662	54,444,386
Total liabilities and equity		62,475,419	61,088,780

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019, 2018

(Stated in U.S. Dollars)

						Foreign
				Statutory		currency
	Share	Share	Revaluation	surplus	Retained	translation
	capital	premium	reserve	reserve	profits	reserve	Total
	(Note 31)	(Note 31)	(Note 32)	(Note 32)	(Note 32)	(Note 32)
Balance at January 1, 2018	198	6,686,169	184,272	6,084,836	64,146,811	(3,075,091)	74,027,195
Shares issued for stock based compensation	29	1,314,392	-	-	-	-	1,314,421
Loss for the year	-	-	-	-	(17,968,598)	-	(17,968,598)
Other comprehensive loss for the year	-	-	-	-	-	(3,071,697)	(3,071,697)
Balance at December 31, 2018	227	8,000,561	184,272	6,084,836	46,178,213	(6,146,788)	54,301,321
Shares issued for stock based compensation	32	1,199,218	-	-	-	-	1,199,250
Loss for the year	-	-	-	-	(104,405)	-	(104,405)
Other comprehensive loss for the year	-	-	-	-	-	(951,780)	(951,780)
Balance at December 31, 2019	259	9,199,779	184,272	6,084,836	46,073,808	(7,098,568)	54,444,386
Shares issued for stock based compensation	56	1,332,698	-	-	-	-	1,332,754
Shares issued for acquisition of subsidiary	26	780,166	-	-	-	-	780,192
Loss for the year	-	-	-	-	(5,667,417)	-	(5,667,417)
Other comprehensive loss for the year	-	-	-	-	-	3,641,747	3,641,747
Balance at December 31, 2020	341	11,312,643	184,272	6,084,836	40,406,391	(3,456,821)	54,531,662

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019, 2018

(Stated in U.S. Dollars)

	Year ended December 31,
	2020	2019	2018
OPERATING ACTIVITIES
Loss for the year	(5,667,417)	(104,405)	(17,968,598)
Adjustments for:
Share-based payment	700,250	1,199,250	1,314,420
Finance cost	62,383	67,203	96,444
Interest income	(54,544)	(62,538)	(71,693)
Depreciation of property, plant and equipment & investment property	771,130	671,262	1,521,725
Amortization of intangible assets	13,980	13,992	14,545
Amortization of prepayments and premiums under operating leases	94,699	96,743	107,088
Provision/ (reversal) of inventory obsolescence	(42,884)	(145,747)	196,124
Bad debt provision of trade receivables	2,334,410	1,028,972	-
Loss/(gain) on disposal of property, plant and equipment	45,807	(2,093)	940
Provision of impairment loss in property, plant and equipment & investment property	-	-	13,311,557
Operating cash flows before movements in working capital	(1,742,186)	2,762,639	(1,477,448)

(Increase)/ decrease in trade and other receivables	(2,492,940)	(3,554,014)	1,941,336
(Increase)/ decrease in inventories	(267,472)	(219,210)	294,204
Increase/ (decrease) in trade and other payables	(579,948)	(641,494)	2,036
Increase/ (decrease) in income tax payable	(92,321)	259,855	-
(Increase)/ decrease in deferred tax assets	(1,556,824)	124,274	(5,422,119)
Prepayments and premiums paid under operating leases	210,901	709,146	958,638
CASH USED IN OPERATING ACTIVITIES	(6,520,790)	(558,804)	(3,703,353)

NET CASH USED IN OPERATING ACTIVITIES	(6,520,790)	(558,804)	(3,703,353)

INVESTING ACTIVITIES
Interest received	54,544	62,538	71,693
Cash from acquisition of subsidiaries	561,424	-	-
Proceeds on disposal of property, plant and equipment	15,704	269,975	-
Purchase of property, plant and equipment	(24,198)	-	(18,761)
NET CASH FROM INVESTING ACTIVITIES	607,474	332,513	52,932

FINANCING ACTIVITIES
Interest paid	(62,383)	(67,203)	(96,444)
New bank loans raised	2,173,882	1,087,839	1,130,840
Repayment of borrowings	(2,173,882)	(1,087,839)	(1,583,175)
Advance from related party	909,237	124,292	299,542
Repayment to related party	-	-	(7,633)
NET CASH FROM/(USED IN) FINANCING ACTIVITIES	846,854	57,089	(256,870)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,066,462)	(169,202)	(3,907,291)
Effects of currency translation	1,067,274	(236,423)	(1,117,062)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,620,478	21,026,103	26,050,456
CASH AND CASH EQUIVALENTS AT END OF YEAR	16,621,290	20,620,478	21,026,103

The accompanying notes are an integral part of these consolidated financial statements.

KBS Fashion Group Limited

Notes to Financial Statements

1.	GENERAL INFORMATION

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

KBS Fashion Group Limited

Notes to Financial Statements

Anhui Kai Xin Apparel Company Limited (“Anhui Kai Xin”) was established in the PRC on March 16, 2011 with a registered and paid up capital of RMB 1,000,000. Anhui Kai Xin is a wholly owned subsidiary of Hongri Fujian. Anhui Kai Xin provides contracting manufacturing services for companies in the sports apparel business.

Flower Crown Holding is a company incorporated on August 7, 2020 in the Cayman Islands. It has 50,000 shares issued and outstanding with a par value of $1. It is wholly owned by KBSF Fashion Group Limited.

Flower Crown (China) Holding Group Co., Limited (“Flower Crown HK”) was incorporated in Hong Kong on May 24, 2018. It has a total of 10,000 shares issued and outstanding with a par value of $1. It is wholly owned by Flower Crown Holding.

Kim Hyun Technology (Tianjin) Co., Ltd. (“Kim Hyun Tianjin”) was incorporated on July 23, 2020 in the PRC, as a wholly foreign-owned enterprise. Kim Hyun Tianjin is 100% owned by Flower Crown HK. The total investment is RMB10,000,000, the registered capital is RMB10,000,000 and the present shareholder shall pay up the registered capital prior to July 21, 2050. Kim Hyun Tianjin provides consulting in connection with information technology.

Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“Jin Xuan Luxury Tourism”) was incorporated in the PRC on August 4, 2016. Kim Hyun Tianjin, through a series of contractual arrangements, manages and controls Jin Xuan Luxury Tourism. It has a registered capital of RMB20,000,000 and present shareholder shall pay up the registered capital prior to August 4, 2046. It operates Luxventure social platform and on-line activities.

Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“Flower Crown China”) was incorporated in the PRC on July 17, 2020. It is 100% owned by Jin Xuan Luxury Tourism. It has a registered capital of RMB10,000,000 and the present shareholder shall pay up the registered capital prior to August 3, 2038. Flower Crown China engages in cross-border e-commerce business.

Beijing Heyang International Travel Service Co., Ltd. (“Heyang Travel”) was incorporated in the PRC on March 29, 2018. It is 100% owned by Jin Xuan Luxury Tourism. It has a registered capital of RMB5,000,000 and the shareholder shall pay up the registered capital prior to August 1, 2060. Heyang Travel engages in tourism business and selling carrier services.

KBS Fashion Group Limited

Notes to Financial Statements

2.	GROUP ORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Group structure as at the reporting date is as follows:

KBS FASHION GROUP LIMITED ("KBSF"),
a Marshall Islands company
100%
100%
Roller Rome Limited ("Roller Rome BVI"), a British Virgin Islands company
100%
France Cock (China) Limited (" France Cock HK), a Hong Kong company
100%
Hongri International Holdings Limited (" BVI Hongri"), a British Virgin Islands company
100%
Flower Crown Holding (" Flower Crown"), a Cayman Islands company
100%
Vast Billion Investment Limited ("Hong Kong Vast Billion"), a Hong Kong company
Flower Crown (China) Holding Group Co., Limited ("Flower Crown HK"), a Hong Kong company
100%
Offshore
100%
Onshore
Hongri (Fujian) Sports Goods Co. Ltd. ("Fujian Hongri"), a People's Republic of China company
100%
Anhui Kai Xin Apparel Company Limited ("Anhui Kai Xin"), a People's Republic of China company
Kim Hyun Technology (Tianjin) Co., Ltd ("Kim Hyun Tianjin" or "WFOE"), a People's Republic of China company
VIE Contractual Agreements
Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd ("Jin Xuan Luxury Tourism"), a People's Republic of China company
100%
100%
Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd ("Flower Crown China"), a People's Republic of China company
Beijing Heyang International Travel Service Co., Ltd ("Heyang Travel"), a People's Republic of China company

The Group operates the Jinxuan Group (comprises of Jin Xuan Luxury Tourism, Flower Crown China, and Heyang Travel, or the “VIEs”) in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the WOFE, Jin Xuan Luxury Tourism, and the nominee shareholders of Jin Xuan Luxury Tourism. The Structure Contracts include the Exclusive Service Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have been consolidated by the Company.

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 on a combined basis.

	December 31, 2020	December 31, 2019	December 31, 2018
Current assets	1,458,319	-	-
Non-current assets	-	-	-
Total assets	1,458,319	-	-

Current liabilities	652,416	-	-
Total liabilities	652,416	-	-

	Year ended December 31,
	2020	2019	2018
Total revenues	1,335,374	-	-
Net loss	(19,598)	-	-
Net cash outflow from operating activities	(443,211)	-	-
Net cash inflow from investing activities	-	-	-
Net cash inflow from financing activities	624,647	-	-
Net increase in cash and cash equivalents	181,437	-	-
Foreign currency exchange effect	20,073	-	-
Cash and cash equivalents, beginning of the year	558,149	-	-
Cash and cash equivalents, end of the year	759,659	-	-

The above combined financial statements amounts and balances have included intercompany transactions which have been eliminated in the Company’s consolidated financial statements.

KBS Fashion Group Limited

Notes to Financial Statements

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

For the year ended December 31, 2020 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2019 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2020, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

Amendments to IFRS 3 Business combinations

Amendments to IAS 1 Presentation of financial statements

Amendments to IAS 8 Accounting policies, changes in accounting estimates and errors

Amendment to IFRS 9 Financial Instruments

Amendment to IAS 39 Financial Instruments: Recognition and Measurement

Amendment to IFRS 17 Insurance Contracts

IFRS 16 (amendments) COVID-19 related rent concessions

The adoption of the above new and revised standards had no significant financial effect on these financial statements.

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2020, and have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

Amendments to IAS 28 and IFRS 10 Sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—phase 2

IAS 16 (amendments) Property, plant and equipment: Proceeds before intended use

IAS 37 (amendments) Onerous contract—cost of fulfilling a contract

Amendments to IFRS Annual Improvements to IFRS Standards 2018-2020 Cycle

IAS 1 (amendments) Classification of Liabilities as current and non-current

IFRS 17 Insurance contracts

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

Amendments to IAS 8 Definition of Accounting Estimates

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

KBS Fashion Group Limited

Notes to Financial Statements

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2018	USD 1.00= RMB 6.8632	USD 1.00=RMB 6.6322
December 31, 2019	USD 1.00= RMB 6.9762	USD 1.00=RMB 6.8944
December 31, 2020	USD 1.00= RMB 6.5277	USD 1.00=RMB 6.9001

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2018	USD 1.00= HKD 7.8329	USD 1.00=HKD 7.8636
December 31, 2019	USD 1.00= HKD 7.7877	USD 1.00=HKD 7.8342
December 31, 2020	USD 1.00= HKD 7.7525	USD 1.00=HKD 7.7558

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

KBS Fashion Group Limited

Notes to Financial Statements

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Group’s five segments are wholesale, retail, contract manufacturing, tourism service and cross-border e-commerce.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Currently, the Company’s contracts do not include such variable amount.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. Currently, the Company’s contract with its customers do not include financial benefit for more than one year.

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from the sale of goods

Performance obligation is satisfied at the point in time when control of the asset is transferred to the customer, generally on delivery and acceptance of the goods.

Revenue from the sale of packaged group tour service

Performance obligation is satisfied when the tour service is completed, generally when the tour group successfully returned from the tour destination to the place of origination.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Rental income is recognized on a time proportion basis over the lease terms.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably.

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

Financial instruments – investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired.

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

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the income statement and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the income statement.

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

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

KBS Fashion Group Limited

Notes to Financial Statements

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments – impairment of financial assets

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

Debt instruments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

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

KBS Fashion Group Limited

Notes to Financial Statements

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments – financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

KBS Fashion Group Limited

Notes to Financial Statements

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

Financial instruments – derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Financial instruments – offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2020 and 2019 amounted to $ 47,916 and $ 256,808 respectively.

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

KBS Fashion Group Limited

Notes to Financial Statements

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

During the years ended December 31, 2020, 2019, and 2018, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2020, 2019, and 2018, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2020, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

During the years ended December 31, 2020, 2019, and 2018, the Company recognized impairment losses of $nil, $ nil, and $13,311,557, respectively, for a part of its factory plant in Anhui that is not currently in use. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the factory plant has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

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

By business	Wholesale			Retail			Subcontracting
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Sales to external customers	8,366,144	10,308,309	13,584,754	446,834	571,403	2,375,773	727,797	5,585,850	2,574,589
Segment revenue	8,366,144	10,308,309	13,584,754	446,834	571,403	2,375,773	727,797	5,585,850	2,574,589
Segment gross margins/(loss)	2,053,266	3,268,945	2,245,944	175,632	319,706	(5,402,994)	102,955	2,162,393	840,913
Reconciling items
Profit/(loss) before tax
Income tax income/(expense)
Profit/(loss) for the year

(continued)

By business	Travel service			E-commerce			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Sales to external customers	991,929	-	-	343,445	-	-	10,876,149	16,465,562	18,535,116
Segment revenue	991,929	-	-	343,445	-	-	10,876,149	16,465,562	18,535,116
Segment gross margins/(loss)	96,577	-	-	69,988	-	-	2,498,418	5,751,043	(2,316,136
Reconciling items							(9,722,659)	(5,412,858)	(21,074,581)
Profit/(loss) before tax							(7,224,241)	338,185	(23,390,717)
Income tax income/(expense)							1,556,824	(442,590)	5,422,119
Profit/(loss) for the year							(5,667,417)	(104,405)	(17,968,598)

KBS Fashion Group Limited

Notes to Financial Statements

	As of December 31, 2020
	Wholesale and Retail	Subcontracting	Travel service	E-commerce	Unallocated	Consolidated
Current assets	25,905,492	3,448,586	528,955	854,843	720,524	31,458,400
Non-current assets	11,924,761	19,092,258	-	-	-	31,017,019
Total assets	37,830,253	22,540,844	528,955	854,843	720,524	62,475,419

Current liabilities	3,436,210	1,462,327	245,607	381,876	2,417,737	7,943,757
Total liabilities	3,436,210	1,462,327	245,607	381,876	2,417,737	7,943,757

	As of December 31, 2019
	Wholesale and Retail	Subcontracting	Unallocated	Consolidated
Current assets	24,741,115	7,979,513	13,492	32,734,120
Non-current assets	10,047,963	18,306,697	-	28,354,660
Total assets	34,789,078	26,286,610	13,492	61,088,780

Current liabilities	3,066,041	1,483,891	2,094,462	6,644,394
Total liabilities	3,066,041	1,483,891	2,094,462	6,644,394

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of wholesale revenue are as below:

	Year ended December 31,
	2020	2019	2018
Distributor A	623,903	1,019,139	1,331,194
Other distributors	8,189,076	9,289,170	12,253,560
	8,812,979	10,308,309	13,584,754

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2020	2019	2018
Supplier A	354,710	1,270,597	3,031,310
Supplier B	483,879	2,325,926	2,879,110
Supplier C	-	504,779	-
Supplier D	1,232,219	1,212,778	-
Supplier E	1,215,155	869,365	-
Supplier F	-	1,222,864	1,684,910
Supplier G	1,239,805	-	-
Other suppliers	4,862,755	62,948	2,901,982
	9,388,523	7,469,257	10,497,311

KBS Fashion Group Limited

Notes to Financial Statements

8.	REVENUE

	Year ended December 31,
	2020	2019	2018
Apparel
- Wholesale	8,366,144	10,308,309	13,584,754
- Retail	446,834	571,403	2,375,773
	8,812,979	10,879,712	15,960,527
Subcontracting	727,797	5,585,850	2,574,589
	9,530,776	16,465,562	18,535,116
Travel service	991,929	-	-
Cross-border e-commerce	343,444	-	-
Total	10,876,149	16,465,562	18,535,116

Revenue is denominated only in USD.

9.	COST OF SALES

Cost of sales comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity. The following table shows a breakdown of cost of sales for the periods presented for each category:

	Year ended December 31,
	2020	2019	2018
Changes in inventories of finished goods and work in progress	114,905	76,800	(24,475)
Materials consumed in production	2,343,747	43,443	29,619
Purchases of finished goods	2,755,152	7,053,841	19,044,582
Labor	460,394	2,887,199	1,061,943
Depreciation	32,405	142,278	352,739
Rental	-	-	452
Outsourced manufacturing cost	1,751,272	-	-
Outsourced service cost	848,362	-	-
Taxes and surcharges *	22,202	130,728	75,736
Water and electricity	30,528	63,969	62,027
Inventory provision	(42,884)	42,919	196,124
Others	681	237,561	128,773
Foreign currency translation difference	(60,966)	35,780	(76,269)
	8,377,731	10,714,519	20,851,252

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2020	2019	2018
Government grant	-	6,179	-
Interest income on bank deposits	54,544	62,538	71,693
Other	364,094	222,865	50,446
	418,638	291,582	122,139

KBS Fashion Group Limited

Notes to Financial Statements

11.	OTHER GAINS AND (LOSSES)

	Year ended December 31,
	2020	2019	2018
Gain/(Loss) on disposals of property, plant and equipment	(46,184)	2,124	1,380
Foreign exchange gain	-	13	(49)
Provision / reversal of inventory obsolescence	-	-	(196,124)
Bad debt provision of trade receivables	(2,334,410)	(1,028,972)	-
Impairment of property	-	-	(13,311,557)
Others	-	(37,753)	(15,950)
	(2,380,594)	(1,064,588)	(13,522,300)

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2020	2019	2018
Rental	9,565	9,573	16,067
Depreciation	-	-	1,218
Labor	160,314	170,771	275,026
Subsidy to distributors	453,906	477,779	787,064
Promotion	-	-	15,623
Advertisement	1,174,552	287,354	1,152,176
Covid financial aid to distributors	2,172,432	-	-
Others	287,734	148,914	423,782
	4,258,504	1,094,391	2,670,955

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2020	2019	2018
Labor	1,509,917	1,690,420	2,193,120
Audit fee	114,400	138,870	122,908
Professional fee	16,201	18,517	69,639
Design fee	410,166	372,192	648,632
Depreciation and amortization charges	738,725	685,253	1,185,257
Bank charges	3,283	2,815	8,130
Rental	72,960	73,021	75,907
Travelling and entertainment	76,093	17,439	2,662
Others	498,069	479,731	600,765
	3,439,815	3,478,258	4,907,020

14.	FINANCE COSTS

	Year ended December 31,
	2020	2019	2018
Interest expenses on bank borrowings
wholly repayable within one year	62,383	67,203	96,444

Bank borrowings interests are charged at a rate of 6.09% per annum for the bank loan that was fully repaid in 2020.

KBS Fashion Group Limited

Notes to Financial Statements

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2020	2019	2018
PRC enterprises income tax:
Current tax	47,916	256,808	-
Deferred tax	(1,614,740)	185,787	(5,422,119)
	(1,556,824)	442,595	(5,422,119)

Hongri Fujian, Anhui Kai Xin, Kim Hyun Tianjin, Jin Xuan Luxury Tourism, Flower Crown China and Heyang Travel subject to the applicable enterprise income tax rate of 25%. As of December 31, 2020, 2019, and 2018, the Company had no unrecognized tax benefits.

France Cock, Vast Billion and Flower Crown HK were incorporated in Hong Kong and subject to Hong Kong profits tax at a tax rate of 16.5%. No provision for Hong Kong profits tax has been made as France Cock and Vast Billion has no taxable income during the reporting period.

Hongri International Holding Limited and Roller Rome were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

KBS Fashion Group Limited was incorporated in the Marshall Island, and, under the current laws of the Marshall Island, is not subject to income taxes.

Flower Crown Holding was incorporated in the Cayman Islands, and, under the current laws of the Cayman Islands, is not subject to income taxes.

The tax charge for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2020	2019	2018
(Loss)/profit before tax	(7,224,241)	338,185	(23,390,716)
Tax calculated at domestic tax rates applicable to profits in PRC (2020, 2019, and 2018: 25%)	(1,806,060)	84,546	(5,847,679)
Tax effect of tax loss of tax exempt entities	249,236	358,049	425,560
Tax charge for the year	(1,556,824)	442,595	(5,422,119)

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2020		2019		2018
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	59,616,758	14,127,559	60,645,730	14,688,829	38,761,131	9,924,944
Bad Debt provisions charged to profit or loss	(2,334,410)	(583,603)	(1,028,972)	257,243	-	-
Impairment charged to profit or loss	-	-	-	-	13,507,681	3,376,920
Tax loss carried forward	6,227,296	1,556,824	-	-	8,376,919	2,094,230
Effect of translation	-	(692,853)	-	(615,609)	-	(707,265)
End of the year	63,509,644	16,960,839	59,616,758	14,330,463	60,645,730	14,688,829

KBS Fashion Group Limited

Notes to Financial Statements

16.	(LOSS)/PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2020	2019	2018
Cost of inventories recognized as expenses	8,355,528	10,583,791	20,398,829
Taxes and surcharges	22,202	130,728	112,108
	8,377,731	10,714,519	20,510,936

Depreciation of property, plant and equipment	771,130	671,262	1,172,809
Amortization of land use rights and trademarks	13,980	13,992	14,545
Amortization of prepayments and premiums under operating leases	94,699	96,743	104,206
Provision (Reversal) of inventory obsolescence	(42,884)	(145,747	196,124
Provision of bad debt allowance	2,334,410	1,028,972	-
Provision of impairment loss in property	-	-	13,311,557
	3,171,335	1,665,222	14,799,241

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2020	2019	2018
Salaries and other short-term benefits	1,741,293	2,086,041	2,637,752
Defined contribution benefit schemes	95,978	290,414	205,499
Total employee benefits expense (including directors’ emoluments)	1,837,272	2,376,454	2,843,251

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

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2020	2019	2018
Salaries
Yan Keyan	306,466	389,826	739,350
Lixia Tu	237,880	232,144	296,100
John Sano	10,350	18,600	23,050
Themis Kalapotharakos	82,800	148,800	161,350
Matthew Los	82,800	148,800	161,350
Zhongmin Zhang	10,350	18,600	23,020
Yuet Mei Chan	10,350	18,600	23,050
	740,996	975,370	1,427,300
Social Welfare
Yan Keyan	432	1,055	1,122
	432	1,055	1,122

KBS Fashion Group Limited

Notes to Financial Statements

19.	LOSS PER SHARE

	For the years ended December 31,
	2020	2019	2018
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(5,667,417)	$(104,405)	$(17,968,598)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(5,667,417)	$(104,405)	$(17,968,598)

Basic Loss Per Share Denominator
Original shares:	2,591,299	2,271,299	1,986,299
Additions from actual events:
- Issuance of common stock, weighted	121,229	246,192	288,421
Basic weighted average shares outstanding	2,712,528	2,517,491	2,229,915

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	2,712,528	2,517,491	2,229,915
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	2,712,528	2,517,491	2,229,915

Loss Per Share
- Basic	$(2.09)	$(0.00)	$(8,06)
- Diluted	$(2.09)	$(0.00)	$(8.06)
Weighted Average Shares Outstanding
- Basic	2,712,528	2,517,491	2,229,915
- Diluted	2,712,528	2,517,491	2,229,915

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the outstanding warrants being out-of-the-money during the periods presented.

KBS Fashion Group Limited

Notes to Financial Statements

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements -factories and offices	Leasehold improvements- shops	Total
COST
At January 1, 2019	29,757,837	881,199	135,802	82,500	153,808	852,840	255,876	32,119,863
Additions	-	-	162	-	-	-	-	162
Disposals	-	(266,304)	(280)	(387)	-	-	-	(266,971)
Reclassification to investment property	(12,291,058)	-	-	-	-	-	-	(12,291,058)
Translation adjustment	(482,015)	(14,274)	(2,200)	(1,336)	(2,491)	(13,814)	(4,145)	(520,275)
At December 31, 2019	16,984,763	600,620	133,486	80,777	151,317	839,026	251,731	19,041,720
Additions	23,127	-	2,451	-	-	-	-	25,578
Disposals	-	(596,568)	(7,959)	(52,528)	(735)	-	-	(657,790)
Reclassification to investment property	(10,983,012)	-	-	-	-	-	-	(10,983,012)
Translation adjustment	1,167,115	41,272	9,173	5,551	10,398	57,654	17,298	1,308,459
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955

DEPRECIATION AND IMPAIRMENT
At January 1, 2019	(17,946,631)	(764,389)	(103,875)	(74,250)	(142,191)	(658,843)	(255,876)	(19,946,054)
Provided for the year	(832,476)	(13,733)	(7,279)	-	(1,857)	(73,239)	-	(928,584)
Eliminated upon disposal of assets	161,645	234,901	252	5,122	-	-	-	401,919
Depreciation reclassified to investment property	2,708,200	-	-	-	-	-	-	2,708,200
Impairment reclassified to investment property	4,483,680	-	-	-	-	-	-	4,483,680
Translation adjustment	290,698	12,382	1,683	1,203	2,303	10,672	4,145	323,085
At December 31, 2019	(11,134,883)	(530,840)	(109,220)	(67,925)	(141,745)	(721,410)	(251,731)	(12,957,754)
Provided for the year	(317,378)	(20,777)	(25,503)	(190)	(9,150)	(27,024)	-	(400,022)
Eliminated upon disposal of assets	-	542,770	7,163	42,174	662	-	-	592,769
Depreciation reclassified to investment property	1,761,758	-	-	-	-	-	-	1,761,758
Impairment reclassified to investment property	5,996,302	-	-	-	-	-	-	5,996,302
Translation adjustment	(765,138)	(36,477)	(7,505)	(4,668)	(9,740)	(49,572)	(17,298)	(890,397)
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,005)	(269,029)	(5,897,346)

CARRYING AMOUNT
At December 31, 2019	5,849,880	69,780	24,266	12,852	9,572	117,616	-	6,083,966
At December 31, 2020	2,732,653	-	2,086	3,191	1,006	98,675	-	2,837,609

Net exchange differences from translating the financial statements from functional currency to presentation currency were $418,062 and $(197,910) as at December 31, 2020 and 2019.

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 were $378,430, $939,601 and $1,525,548, respectively. Impairment loss charged for the years ended December 31, 2020, 2019, and 2018 were $nil, $nil, and $13,311,557, respectively. The detail estimation of such impairment provision is explained in note 6.

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

The gross carrying amount of the fully depreciated property, plant and equipment that is still in use is $88,764 and $93,701 as at December 31, 2020 and 2019, respectively.

In 2012, the Company performed a revaluation of certain equipment. The revaluation was performed by an independent appraiser on November 10, 2012 and, as a result of the revaluation, the Company recognized a revaluation surplus in the amount of 184,272. The amount is classified as revaluation reserve. Since the surplus has not been realized, the amount recognized is not available for distribution. There was no movement in the revaluation reserve during 2020 and 2019. The carrying amount that would have been recognized had the assets been carried under the cost model is as follows:

	As at December 31,
	2020	2019
Machinery	95,922	89,755
Motor Vehicles	35	33
Office Equipment	2,663	2,492
Furniture and fixtures	739	692
	99,360	92,971

KBS Fashion Group Limited

Notes to Financial Statements

Investment Properties

As at December 31, 2020, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2020	2019
Opening balance at 1 January	12,291,058	-
Acquisitions	-	-
Capitalised subsequent expenditure	-	-
Classified as held for sale or disposals	-	-
Transfer (to)/from inventories and owner-occupied property	10,983,012	12,291,058
Translation adjustment	(844,585)	-
Closing balance at 31 December	24,118,655	12,291,058

DEPRECIATION AND IMPAIRMENT	2020	2019
Opening balance at 1 January	(7,191,880)	-
Provided for the year	(400,328)	-
Eliminated upon disposal of assets	-	-
Impairment for the year	-	-
Transfer to/(from) inventories and owner-occupied property	(7,758,060)	(7,191,880)
Translation adjustment	(494,192)	-
Closing balance at 31 December	(15,844,460)	(7,191,880)

CARRYING AMOUNT	2020	2019
Closing balance at 31 December	8,274,195	5,099,178

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2019	2,450,267
additions for the year	21,757
charge for the year	(96,743)
translation adjustment	(38,810)
At December 31, 2019	2,336,471
additions for the year	21,739
charge for the year	(94,699)
translation adjustment	156,389
At December 31, 2020	2,419,900

Analyzed for reporting purposes as:

	As at December 31,
	2020	2019
Current asset	80,494	75,318
Non-current asset	2,339,406	2,261,153
	2,419,900	2,336,471

KBS Fashion Group Limited

Notes to Financial Statements

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

As at December 31, 2020, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2020
Prepaid in 2015	8,469,878
Recognized as construction in progress	(110,041)
8,359,837
Impairment loss in 2015:	(1,199,314)
7,160,523
Impairment loss in 2016:	(6,989,200)
Translation adjustment:	(171,323)
-

KBS Fashion Group Limited

Notes to Financial Statements

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

As at December 31, 2020, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2020
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2019	699,055
additions for the year	-
translation adjustment	(11,323)
At December 31, 2019	687,732
additions for the year	-
translation adjustment	47,258
At December 31, 2020	734,990

AMORTIZATION
At January 1, 2019	(95,552)
charge for the year	(13,992)
translation adjustment	1,712
At December 31, 2019	(107,832)
charge for the year	(13,980)
translation adjustment	(8,208)
At December 31, 2020	(130,020)

CARRYING AMOUNTS
At December 31, 2019	579,900
At December 31, 2020	604,970

KBS Fashion Group Limited

Notes to Financial Statements

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

All the land use rights mentioned above were owned by Anhui Kaixin.

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2020	2019
Raw materials	1,247,087	1,047,532
Finished goods	607,911	437,144
Provision for obsolete inventories	-	(42,416)
	1,854,998	1,442,260

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2020	2019
Trade receivables	16,276,263	12,775,324
Bad debt provision for trade receivables	(4,923,646)	(2,299,558)
	11,352,617	10,475,766

	As at December 31,
	2020	2019
Other receivables	124,685	3,387
Prepayments	1,424,317	116,911
	1,549,002	120,298

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

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2020	2019
Current	5,223,618	778,047
Past due for less than 4 months	3,852,158	2,458,705
Past due for more than 4 months	7,200,487	9,538,573
	16,276,263	12,755,324

KBS Fashion Group Limited

Notes to Financial Statements

The Group allows an average credit period of 120 -180 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting to $4,923,646 and $2,299,558 as of December 31, 2020 and 2019, respectively. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2020	2019
As at January 1	2,299,558	1,294,097
Provision provided in the year	2,334,410	1,028,972
Translation adjustment	289,678	(23,481)
As at December 31	4,923,646	2,299,558

Among the amounts of trade receivables, $1,874,193 and $1,509,839 of output VAT was included as of December 31, 2020 and 2019, respectively.

27.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2020	2019
Cash on hand	6,603	8,692
Bank deposits	16,590,797	20,611,786
Other monetary funds	23,890	-
	16,621,290	20,620,478

	As at December 31,
	2020	2019
Renminbi	16,620,458	20,618,675
Hong Kong Dollars	13	983
United States Dollars	820	820
	16,621,290	20,620,478

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2020 carry interest at market rates which ranged from 0.30% to 0.40% (2019: 0.30%-0.40%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

KBS Fashion Group Limited

Notes to Financial Statements

28.	TRADE AND OTHER PAYABLES

	As at December 31,
	2020	2019
Trade payables	276,719	63,550
Employee benefits payable	149,358	182,386
Other payables	1,816,095	1,761,358
Subtotal financial liabilities	2,242,172	2,007,294
Other taxes payable	3,114,370	2,571,125
	5,356,542	4,578,419

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2020	2019
Current	275,569	52,632
Past due for less than 4 months	1,103	3,959
Past due for over 4 months	47	6,959
	276,719	63,550

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

29.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Co-chairman of the Board of Directors and interim Chief Financial Officer
Chen, Bizhen	Wife of Yan, Keyan
KBS International	Ex-shareholder of Hongri
Shishi City Lingxiu Hongri Knitwear Factory	Company owned by Chen, Bizhen
Sun, Lei	Chief Executive Officer

KBS Fashion Group Limited

Notes to Financial Statements

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2020	2019
Yan, Keyan	Borrowing of funds	826,422	560,165
Sun, Lei	Borrowing of funds	306,389	-
		1,132,811	560,165

Related parties payables were unsecured, non-interest bearing and repayment on demand.

During 2020, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 30.

*	The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 34.

30.	SHORT-TERM BANK LOANS

	As at December 31,
	2020	2019
Secured bank borrowings	1,148,959	1,075,084
Carrying amount repayable within 1 year	1,148,959	1,075,084

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,148,959	4/26/2020	4/26/2021	4.35%	Land use right and buildings	Yan, Keyan/Chen, Bizhen
	1,148,959

KBS Fashion Group Limited

Notes to Financial Statements

31.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2018	2,271,299	$227	$8,000,561
Issuance of shares	320,000	32	1,199,218
Shares outstanding as December 31, 2019	2,591,299	259	9,199,779
Issuance of shares	817,347	82	2,112,864
Shares outstanding as December 31, 2020	3,408,646	341	11,312,643

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2020	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2018	2,271,299	$227	$8,000,561
Issue and fully paid common shares of US$0.0001 as at December 31, 2019	2,591,299	$259	$9,199,779
Issue and fully paid common shares of US$0.0001 as at December 31, 2020	3,408,646	341	$11,312,643

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

On September 1, 2020, the Company granted, and subsequently issued, 325,000 shares to its board members and employees.

On December 21, 2020, the Company agreed to sell and issue to the Sun Lei, a total of 233,217 shares of the Company’s common stock in exchange for Sun’s payment of all Public Company Expenses for the next two years.

On December 21, 2020, the Company closed a share exchange agreement with Flower Crown Holding and its shareholders, pursuant to which the Company acquired from Flower Crown Holding’s shareholders all of the issued and outstanding capital of Flower Crown Holding in exchange for the issuance of an aggregate of 259,130 shares of the Company’s common stock to Flower Crown Holding’s shareholders.

32.	RESERVE

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

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,084,836 at December 31, 2020 and 2019, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

KBS Fashion Group Limited

Notes to Financial Statements

33.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2020	December 31, 2019
Total borrowing	1,148,959	1,075,084
Less: cash and cash equivalents	(16,621,290)	(20,620,478)
Net debt	(15,472,331)	(19,545,394)
Total equity	54,531,662	55,053,098
Total capital	39,059,331	35,507,704
Gearing ratio	(28)%	(36)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.0 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2020, our accumulated other comprehensive loss was $(3.5) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2020, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position.

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

The Group’s exposure to credit risk on trade receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, the outstanding balance of the five largest customers represented approximately 41% of the trade receivables of the Group at December 31, 2020 (2019: 38%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2020 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2020

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,148,959	-	1,148,959
Trade and other payables	5,356,542	-	5,356,542
Related parties payables	1,132,811	-	1,132,811
Total	7,638,312	-	7,638,312

KBS Fashion Group Limited

Notes to Financial Statements

As at December 31, 2019

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,075,084	-	1,075,084
Trade and other payables	4,578,419	-	4,578,419
Related parties payables	560,165	-	560,165
Total	6,213,668	-	6,213,668

6.	Fair value

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

During the years ended December 31, 2020 and 2019, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 31.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

KBS Fashion Group Limited

Notes to Financial Statements

34.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2020	As at December 31, 2019
Contracted and authorized, in RMB	440,851,273	440,851,273
Contracted and authorized, in USD	67,535,985	63,193,611

(2)	As at December 31, 2020, the Company had lease commitments as follows:

	As at December 31,
	2020	2019
Within 1 year	85,549	80,049
2-5 years	231,370	216,493
Thereafter	2,108,036	2,044,660
	2,424,955	2,341,202

The amount of $85,549 as of December 31, 2020 represents leases of one office and one warehouse. There is no contingent rent payable for all of the leases. All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 30. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2020	2019
Within 1 year	77,123	72,164
2-5 years	231,370	216,493
Thereafter	2,108,036	2,044,660
	2,416,529	2,333,318

The Company has prepaid this lease in the full amount. The lease commenced on January 1, 2009 and will expire on April 22, 2052. The lease does not specify the terms of renewal, purchase options, or escalation clauses. The Company may not sublease the office to a third party. As it is a practically cancellable lease, the requirement of recognisation of ROU asset is not applicable.

KBS Fashion Group Limited

Notes to Financial Statements

35.	EVENTS AFTER THE BALANCE SHEET

On January 24, 2021, the Company entered into a Debt Exchange Agreement with Keyan Yan. Under the Agreement, the Company satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of the Company’s common stock, representing a conversion price of $1.20 per share.

On February 26, 2021, the Board of Directors approved a Binding Memorandum of Understanding regarding an exempt private offering of convertible preferred stock in the amount of up to $1,500,000 to a single investor. Under the MOU, the investor will purchase up to 100,000 shares of convertible preferred stock at a price of $15 per share. Each share of preferred stock will be convertible to shares of our common stock at a ratio of 15 shares of common stock for each share of preferred stock. All shares of common stock issuable upon conversion of the preferred stock will be subject to a two-year lock-up agreement running from the initial closing of the financing. Conversions will be limited such that the investor may not affect a conversion of the preferred stock to the extent that, immediately after such conversion, the investor would be the beneficial owner of more than 9.99% of our issued and outstanding common stock.

On March 12, 2021, the Company announced the authorization and declaration of a dividend distribution of one right for each outstanding share of common stock, par value $0.0001 per share, of the Company to stockholders of record as of the close of business on March 31, 2021. Each Right entitles the registered holder to purchase from the Company one 0.00667 portion of a share of Series B Participating Preferred Stock, par value $0.0001 per share, of the Company at an exercise price of $50.00.

* * * * *