Form 20-F
period 2021-12-31
JX Luxventure Ltd
filed 2022-05-13
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-35715

JX Luxventure limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of Principal Executive Offices)

Ms. Sun Lei, Chief Executive Officer

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

Tel: + (86) 595 8889 6198

Fax: (86) 595 8850 5328

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	LLL	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021): 5,899,893.

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

Year Ended December 31, 2021

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Limited, a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., which is our wholly-owned subsidiary organized in the PRC;

●	“Hongri International” are to Hongri International Holdings Limited, which is our wholly-owned subsidiary and a company organized in the BVI;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

●	“Flower Crown” are to Flower Crown Holding, which is our wholly-owned subsidiary organized in Cayman Islands.

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, which is our wholly-owned subsidiary organized in Hong Kong.

●	“Kim Hyun Tianjin” are to Kim Hyun Technology (Tianjin) Co., Ltd., which is our wholly owned subsidiary organized in PRC.

●	“JX Hainan” or “WOFE” are to Jin Xuan (Hainan) Holding Co., Ltd, which is our wholly owned subsidiary organized in PRC.

●	“Jin Xuan Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, which is a limited liability company organized in PRC and wholly owned by the WFOE.

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which is a wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F (the “Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

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

On February 9, 2017, the Company effective a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding common stock (“Common Stock”). All references in this report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The audit report was issued by Onestop Assurance PAC (“Onestop”) a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Onestop Assurance PAC is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

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

Any outbreak of health epidemics in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and business. During whole the first quarter of 2021, there are some different periods of lock-down of different areas which cause our distributors’ operations closure. The areas lock-downs and quarantines also influence income of household resident and spending confidence on clothing. While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. The pandemic has also depressed customers’ demand for our products and services, since during the past few months, businesses across China largely suspended or reduced operations. As a provider of casual menswear in China, we are sensitive to the overall business environment and vulnerable to any market downturns. We also incurred insignificant costs in relation to the measures we took to contain the impact of the COVID outbreak, including purchasing personal protective equipment, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise, experience, and business contacts, of Ms. Sun Lei, our Chief Executive Officer and Mr. Keyan Yan, our interim Chief Financial Officer. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating the replacements into our operations, which would substantially divert management’s attention from and severely disrupt the Company business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers and key employees.

Failure to execute our business expansion plan could adversely affect our financial condition and results of operations.

A large part of our initial growth resulted from an increase in the number of our retail sales outlets, including corporate and franchised stores, and the increased sales volume and profitability provided by these sales outlets. The number of our sales outlets increased from 8 in 2006 to 30 as of December 31, 2021.

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

Our business has gone through various stages of the business life cycle in recent years as demonstrated by our growth in net sales, which reached $99.6 million for the year ended December 31, 2013, while in 2014 our net sales decreased by 40% to $58.8 million and in year 2015 net sales went up slightly by 4.3% to $61.3 million, our net sales decreased by 32.8% to $41.2 million in 2016, net sales decreased 42% to $23.8 million in 2017, net sales further decreased 22% to $18.53 million in 2018, and decreased 11% to $16.47 million in 2019，and decreased 42% to $9.54 million in year 2020, then decreased 48% to $4.96 million in year 2021. The decrease in sales in 2019, 2020 and 2021 of menswear business as compared with 2013 was mainly due to the slowdown of the Chinese economic growth and a challenge from COVID-19. As a result, we cannot assure that we will be able to achieve similar growth in future periods as years before 2014, and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Moreover, our ability to achieve satisfactory production results at higher volumes is unproven. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

Our distributors place advance purchase orders twice a year. From 2015 to 2021, we typically expect and receive payment within 30-180 days of product delivery. Starting in September 2015, we extended credit to some of our customers to 150-180 days without requiring collaterals. We perform ongoing credit evaluations of the financial condition of our customers and we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. However, our sales going forward may rely more heavily on credit, and if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

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

We rely on distributors for a substantial portion of our sales and the loss of any of our large distributors would harm our business

A substantial portion of our sales are made to distributors that resell our products. For the years ended December 31 2019, 2020 and 2021, distributors accounted for approximately 41.7%, 87.7% and 92.6% of our total menswear sales, respectively, and our top five distributors accounted for approximately 24.4%, 38.9 %and 50.5 % of our total sales, respectively. The marketing efforts of our distributors are critical for our success. If we fail to attract additional distributors, and our existing distributors do not promote our products at the same or at a greater level than the products of our competitors, our business, financial condition and results of operations could be adversely affected.

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

The production of our brand name products is 100% outsourced to PRC-based third-party OEM contract manufacturers. In the years ended December 31, 2021, 2020, and 2019, we had six, six and four OEM contract manufacturers, respectively. Purchases from our OEM contract manufacturers accounted for approximately 100%, 78.8%, and 74.6% of our total purchases for the years ended December 31, 2021, 2020, and 2019, respectively. As we do not enter into long-term contracts with our OEM contract manufacturers, they may decide not to accept our future OEM orders on the same or similar terms, or at all. Although we are not heavily reliant on any single OEM contract supplier, if an OEM contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors that sell our products. This may negatively impact our revenues and adversely affect our reputation and relationships with our distributors that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

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

RISKS RELATED TO FLOWER CROWN

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

●	managing our operational, administrative and financial capabilities and other resources;

●	managing our brand portfolio, including further expanding our products and services;

●	expanding marketing channels and deepening end customer outreaches;

●	staying abreast of the evolving industry demands and market developments and catering to end user’ changing tastes of our business customers;

●	developing and applying technologies necessary to support our expanded operations;

●	effectively managing our supply chain;

●	responding to changes in the regulatory environment;

●	exploring new market opportunities; and

●	addressing other challenges resulting from our expansion.

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

We mainly depend on our brand portfolio to scale our business, attract and retain our business customers. Our Luxventure portfolio, which covers cross border merchandise and tourism, seamlessly connected various brands from our suppliers. Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

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

In addition, our business model may be alleged to be involved in misconducts, improper activities, rumors, scandals or illegal activities from time to time related to a variety of matters, such as misleading advertising practice. These allegations, even if factually incorrect or based on isolated events, would result in negative publicity of our business, and may further have an adverse effect on our brand and reputation.

Our brands and brands of our suppliers may also be subject to negative publicity for various reasons, such as complaints about the quality of the products, customer services or other public relation incidents of us, which may adversely affect our reputation, brand loyalty and consequently affect the operation of our business. Any such negative publicity, regardless of its veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our shares.

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconducts or other improper activities committed by our directors, officers, employees, agents and other business partners;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and other business partners;

●	complaints from our business customers about our products and services;

●	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;

●	governmental and regulatory investigations, penalties or claims resulting from misconduct of our business partners, or our failure to comply with applicable laws and regulations;

●	negative publicity and claims asserted against our brand partners, especially any product quality issues of our brand partners’ products; and

●	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

If we fail to anticipate and respond to changing business customer preferences and shifts in market trends in a timely manner, our business and operating results could be harmed.

Our success largely depends on our ability to consistently gauge business customers’ tastes and market trends, provide a balanced assortment of merchandise and source brands that satisfies business customer demands in a timely manner. Our failure to anticipate, identify or react appropriately and timely to changes in business customer preferences, tastes and market trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability. In addition, failure to respond to changing business customer preferences and trends in brand could negatively impact our brand image with our business customers and result in diminished brand loyalty, and thus harm the prospects of our business.

Our product supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we are able to make accurate demand forecast, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently.

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

We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in brands, selecting and partnering with quality brand partners, forecasting business customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining business customer services. Although we did not experience any material failure or breakdown of our operating systems in the past, we cannot guarantee that such risks are always under control. In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. Any interruptions of our operating platform, whether caused by computer viruses, hacking or other security breaches, and errors encountered during platform upgrades or other issues resulting in the unavailability, or slowdown of our information technologies may, individually or collectively, materially and adversely affect our business and results of operations.

Cross border merchandise and tourism business are subject to rapid technological changes and innovations. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the industry in a timely and cost-effective manner, which could impact every key aspect of our business. New technologies developed and introduced by our competitors could render our products and services less attractive or obsolete, thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We conduct our business through online third party platforms operated by our business customers. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation.

We use third party platforms operated by our business customers to promote and sell our products. Our growth is subject to aforesaid third party platforms’ traffic growth, account using terms and conditions and regulations, among other factors. If these platforms’ traffic fails to grow in the future, our growth may slow down as well. If we breach the using terms of such platforms, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms. Meanwhile, these platforms may increase their fees or make changes to their respective business models, using terms, policies or systems, and those changes could impair or restrict our ability sell products. In addition, these platforms may be interrupted by regulatory restrictions, cease operations unexpectedly due to a number of events, or even shut down due to their operating problems.

Any of the above could affect our ability to maintain profitability or have a material adverse effect on our business, financial condition or results of operations.

Order cancelation as well as merchandise return and exchange policies may adversely affect our business and results of operations.

We allow our business customers to cancel orders within a fixed amount of time after the payment and to return products, subject to our return policy. Our order cancelation rate and product return rate may fluctuate or even increase in the future due to various factors, many of which are beyond our control. In addition, as we diversify our marketing efforts and expand to more sales channels, our order cancelation rate and product return rate may further increase. Moreover, our products might be damaged during transit from time to time, especially during the international transportation, which increases return rate and harms our brands as well. If the rate of order cancelation or product returns increases significantly, our inventory turnovers and cash flow could be adversely affected, and thus harm our financial condition and operating results.

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

We face intense competition in the cross-bordered merchandise and tourism industries in China. We expect greater competition in the future from existing players and new market entrants. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share.

If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in higher pricing pressure, reducing our ability to charge competitive prices for our products and services and decreased market share, any of which could materially and negatively affect our business, financial condition and results of operation.

We rely on third-party product suppliers, manufacturers, logistics service providers and other vendors to serve our business customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer.

We do not own or operate any manufacturing facilities. Instead, we rely on third-party manufacturers and third-party product suppliers to supply all of the products offered on third party platform operated by our business customers. We enter into framework procurement contracts with different third-party product suppliers and manufacturers. The capacities of our third-party product suppliers and manufacturers are subject to orders placed by their other clients, which may include our competitors. If our demands increase significantly, or our existing suppliers run out of their capacity, we may not be able to find additional or alternative suppliers in a timely manner. We also cannot guarantee that we will have superior bargaining power over third-party product suppliers and manufacturers for our newly launched products. In addition, quality control issues, such as the use of unqualified materials, may exist in certain third-party product suppliers and could cause consumer dissatisfaction and as a result, harm our business.

We rely on third-party logistics service providers to deliver products to our customers. Any delay, damages, loss and inappropriate actions taken by logistics service providers might cause customer complaints. Although we may claim compensation from third-party logistics service providers in some cases, our business, financial condition and results of operations could suffer as well.

We procure inventory based on our forecast on business customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. Our forecast on demands may significantly differ from actual demands. Demands may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in business consumer spending patterns, changes in business consumer tastes with respect to our products and other factors, and our business consumers may not purchase products in the quantities that we expect. We may not be able to return unsold products to our suppliers unless the products are defective or otherwise agreed with our suppliers.

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

Our business is subject to general business regulations governing cross border and tourism industries. We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

Any failure, or perceived failure, by us to comply with any of these requirements could result in damage to our reputation, a loss in business, and proceedings or actions against us which could be costly and disrupt our overall operations. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. Any of these events may have a material and adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate due to the seasonality of our business and other events, which could cause our stock price to decline.

We have experienced, and expect to continuously experience, seasonal fluctuations in our results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. In addition, the business hours of our logistics and fulfillment service will be impacted by the holidays. Moreover, our results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

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

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The current COVID-19 pandemic adversely affected many businesses in China. As China implemented nationwide efforts to contain the spread of the novel coronavirus, logistic and delivery of products to our clients were effected greatly, which lead to overdue deliveries. Our operational efficiency could affected by the COVID-19 pandemic, our suppliers’ abilities to timely deliver and other services were affected due to the temporary travel restrictions in China, which adversely affected the logistic of our suppliers. The global spread of COVID-19 may also affect our sales. We do believe that the pandemic could have a material adverse effect on our business and related financials.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, or internet failures, which could adversely affect our business, financial condition, and results of operations.

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

The success of our business depends significantly on our senior management. In particular, we rely on the expertise, experience and vision of our Chief Executive Officer, Ms. Sun Lei and our interim Chief Financial Officer and director, Mr. Keyan Yan. If any of them becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. Competition for discovering and signing talents in cross-borde merchandise and tourism industries in China is intense, and the availability of suitable and qualified candidates in China is limited. In order to compete for talents, we may need to offer higher compensation, better trainings, more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. There can be no assurance that we will be able to retain a qualified workforce necessary to support our future growth. Furthermore, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

We may be subject to litigation, allegations, complaints and investigations from time to time arising out of our operations, and our reputation and operations may be adversely affected.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as business customer complaints in relation to our refund policy, the quality of our products, data security and other dissatisfactions. We might also be involved in governmental investigations of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new business customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

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

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.

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

The estimates of market opportunity and forecasts of market growth in this report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our addressable market size are subject to change over time, and there is no assurance that any target business customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, competition and perceived value associated with our products and services. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all, due to various factors, including failure to execute our growth plan, ineffective management over operations and adverse impact from negative publicity. Accordingly, the forecasts of market growth should not be taken as indicators of our future growth.

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

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability, Directors and Officers Insurance and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

We cannot assure that we will be able to achieve similar growth in future periods and our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. Therefore, you should not rely on our past results or our historical rate of growth as an indication of our future performance.

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

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. We engage in cross border merchandise and tourism business and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

RISKS RELATED TO DOING BUSINESS IN CHINA

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our shares

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,
●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our shares of common and preferred stock.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. PRC has recently promulgated new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that will significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

Our business belongs to the men’s apparel and tourism industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the advice of counsel and our understanding of currently applicable PRC laws and regulations, we are not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), which were published for public comments only with the comment period expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas market.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

However, as of the date of this Annual Report, the Draft Rules Regarding Overseas Listing have not yet gone into effect, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. If we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for our recent public offering or any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities and reduce the value of such securities.

As of the date of this Annual Report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

Substantially all of our operations are located in China and substantially of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may change and become unstable. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of any future securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of future securities offerings to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiary, which may adversely affect our business, financial condition and results of operations.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common stock in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Common Stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Common stock.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As of the date of this disclosure, The PRC residents have applied for foreign exchange registration under the SAFE Circular 37 and other related rules. Although they are in the process of making foreign exchange registration, they may still face with the above said possible fines in accordance with the PRC Laws.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options became subject to these regulations when our company became an overseas listed company upon the completion of our recent initial public offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Unlike public reporting companies whose operations are located primarily in the United States, however, all of our operations will be located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

RISKS RELATED TO OUR SECURITIES

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our Common Stock is traded and listed on the Nasdaq Capital Market under the symbol “LLL.” Our Common Stock may be delisted if we fail to maintain certain Nasdaq listing requirements. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days.

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

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors (the “Board”), and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors the Board deems relevant.

Grants of Awards to Key Employees and Consultants

In order to compete for talents, we may need to offer higher compensation to our key and consultants, including granting awards under our Equity Incentive Plan, which may include the grant of shares of restricted common stocks. Issuance of such shares will cause a deduction in our profit although there is no cash paid out. However, such deduction in profit will make our financial performance looks less attractive to the investor and cause difficulties to raise sufficient capital to support our business.

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

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also required to file our annual report on Form 20-F with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

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

As of the date of this report, we have 7,439,893 shares of Common Stock outstanding. Many of these shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our Common Stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the Common Stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our Common Stock being offered for sale to increase, the market price of our Common Stock would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

Our Amended and Restated Articles of Incorporation, as amended (the “Restated Articles”) permit our Board to issue up to five million shares of preferred stock with a par value of $0.0001 (the “Preferred Stock”) from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock, including voting rights and conversion rights, could be used to restrict our ability to merge with, or sell assets to, a third party. As of the date of this Annual Report, the Company has created and designated the following series of the Preferred Stock: (i) Series A Convertible Preferred Stock: (ii) Series B Participating Preferred Stock; (iii) Series C Convertible Preferred Stock; and (iv) Series D Convertible Preferred Stock. Our Chief Executive Officer holds 150,000 shares of Series C Convertible Preferred Stock that are convertible into 750,000 shares of our Common Stock, on a 1 for 5 ratio. The ability of the Board to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Stock.

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

The address of the Company’s principal executive office is Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China

On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), with KBS International, Hongri International, a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International (each, a “Principal Stockholder”). The Exchange Agreement was subsequently amended on June 21, 2014. The transactions contemplated in the Exchange Agreement (the “Share Exchange”) were closed on August 1, 2014. At the closing, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. In exchange, we issued an aggregate of 1,530,497 shares of Common Stock of the Company to KBS International. In addition, on July 29, 2014, we completed a tender offer related to the Share Exchange and redeemed the 332,116 shares of common stock validly tendered and not withdrawn. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the 1,530,497 shares of Common Stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International. Following the consummation of the Share Exchange, we had a total of 1,694,489 shares of Common Stock outstanding.

On October 31, 2014, we amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

On February 3, 2017, the Company effected and our Board approved a one-for-fifteen reverse stock split of the Company’s issued and outstanding Common Stock. Our Common Stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

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

Concurrently with the conclusion of the Share Exchange Agreement on December 9, 2020, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Ms. Sun Lei, Chief Executive Officer and a member of the Board, under which Ms. Sun is entitled to an aggregate of 233,217 shares of the Company (the “Purchased Shares”) in exchange for making payments on behalf of the Company for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000 (“Stock Purchase”). The Stock Purchase transaction was closed on December 21, 2020.

Pursuant to the term of the Stock Purchase Agreement, the Purchased Shares are held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement. As long as Ms. Sun complies with her obligations under the Stock Purchase Agreement, a portion of the Purchased Shares will be released every 6 months in four installments, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. As of the date of this report, 50% of the Purchased Shares were released from escrow under this Stock Purchase Agreement.

Recent Developments

On June 21, 2021, the Company further amended the Restated Articles by filing the Articles of Amendment with the Registrar of the Corporation. This Amendment to the Articles of Incorporation permitted holders of a majority of the total voting power of the outstanding capital stock to take any action that is required or permitted to be taken at a meeting of the shareholders, by written consent.

On October 4, 2021, the Company changed its name from “KBS Fashion Group Limited” to “JX Luxventure Limited” (the “Name Change”) by filing another Articles of Amendment to the Restated Articles with the Registrar of the Corporation reflecting the change of the corporate name of the Company from “KBS Fashion Group Limited” to “JX Luxventure Limited” which became effective upon filing.

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2021, we closed a Shares Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Beijing Heyang”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

The reorganization was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock. Following the reorganization, our corporate structure is now as follows:

On January 11, 2022, the Board, by unanimous written consent, in accordance with the Company’s Bylaws and the terms of the 2028 Equity Incentive Plan, and the BCA, terminated the Company’s 2018 Equity Incentive Plan and adopted the 2022 JX Luxventure Equity Incentive Plan (the “2022 Plan”), which provides for up to 10,000,000 shares of our Common Stock that may be issued under the 2022 Plan. The 2022 Plan was approved by the holders of 60.4% of the total issued and outstanding capital stock of the Company on the same day.

On February 11, 2022, the Company filed the Registration Statement on Form S-8, in which it registered 4,000,000 shares of our Common Stock issuable under the 2022 Plan. The Registration Statement became effective upon filing.

On April 9, 2022, the Company dismissed its independent registered public accounting firm, WWC, P.C. The Board of Directors of the Company approved the dismissal of WWC, P.C. and approved the engagement of Onestop Assurance PAC as our independent registered public accounting firm, to audit the Company’s financial statements for the year ended December 31, 2021, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) for foreign private issuers and the PCAOB.

On April 8, 2021, our Board, acting by unanimous written consent, in accordance with Section 35 of the BCA duly adopted the resolutions creating a new series of preferred stock, par value $0.0001 per share (“Preferred Stock”), designated as “Series A Convertible Preferred Stock” and adopted the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock (the “Certificate of Designation of Series A”) which authorized for issuance 1,500,000 shares of Series A Convertible Preferred Stock and had the initial stated value of US$1.00 per share (“Series A Preferred”).

On March 12, 2021, we announced the authorization and declaration of a dividend distribution of one right (a “Right”) for each outstanding share of the Common Stock of the Company to stockholders of record as of the close of business on March 31, 2021 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one 0.00667 portion of a share of Series B Participating Preferred Stock of the Company (“Series B Participating”) at an exercise price of $50.00.

On September 1, 2021, the Board, acting by unanimous written consent, in accordance with Section 35 of the BCA duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series C Convertible Preferred Stock” and adopted the Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock (the “Certificate of Designation of Series C”) which authorized for issuance 150,000 shares of Series C Preferred Stock and had the initial stated value of US$10.00 per share (“Series C Preferred”).

On October 18, 2021, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series D Convertible Preferred Stock” and adopted the Certificate of Designation, Preferences and Rights of the Series D Convertible Preferred Stock (the “Certificate of Designation of Series C”) which authorized for issuance 100,000 shares of Series D Preferred Stock and had the initial stated value of US$39.00 per share (“Series D Preferred”).

On April 20, 2022, our Board adopted resolutions, by unanimous written consent pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series A Preferred, the Certificate of Designation of Series B Participating, Certificate of Designation of Series C Preferred, and the Certificate of Designation of Series D Preferred were not filed with the Registrar of Corporations in the Marshall Islands (“Registrar of Corporations”), in accordance with the provisions of sections 35 and 5 of the BCA at the relevant time each Certificate of Designation was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct such administrative oversight by filing Certificate of Designation of Series A Preferred, the Certificate of Designation of Series B Participating, the Certificate of Designation of Series C Preferred, and the Certificate of Designation of Series D Preferred with the Registrar of Corporations (collectively, the “Certificates of Designation of Preferred Stock”).

On April 25, 2022, the Company filed the Certificates of Designation with the Registrar of Corporations under the Company’s former name, KBS Fashion Group Limited (except for the Certificate of Designation of Series D Preferred), and on April 27, 2022, the Company filed with the Registrar of Corporations the First Amended and Restated Certificate of Designation of Series A Preferred, the Amended and Restated Certificate of Designation of Series B Participating, the Amended and Restated Certificate of Designation of Series C Preferred, and the Amended and Restated Certificate of Designation of Series D Preferred, reflecting the Company’s current name “JX Luxventure Limited” and restating all provisions set forth in the Certificates of Designation of Preferred Stock.

On May 10, 2022, the Company filed the Second Amended and Restated Certificate of Designation of Series A Preferred, which amended the timing of the conversion of Series A Preferred into Common Stock and restated all other provisions set forth in the First Amended and Restated Certificate of Designation of Series A Preferred.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is http://www.jxluxventure.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2021, 2020, and 2019, our total capital expenditures and divestitures were $3,324,900, $8,494, and $nil, respectively. Such expenditure was mainly used in purchasing properties and vehicles for office use. Our operating cash flow mainly funded these capital expenditures.

B.	Business Overview

We operate in the following three lines of business: (1) Menswear; (2) Cross Border Merchandise and 3) Tourism. Our website is www.jxluxventure.com (“Website”).

Menswear

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

Our apparel products include outerwear, knitwear, denim, tops, bottoms, accessories and footwear. Since 2006, we have launched 4,925 collections of new products, each year with a different theme to highlight the current trends in menswear for the season.

We have established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2021, this network was comprised of 1 corporate store owned and operated by the company and 29 franchised stores operated by 11 third party distributors or their sub-distributors. Some wholesale distributors sold our products to multi-branded stores and online stores. The number of franchised stores has grown from 7 as of December 31, 2006 to 29 as of December 31, 2021. In the years ended December 31, 2021, 2020 and 2019, sales through our corporate store accounted for 7.4%, 4.7% and 3.5% of our total revenues respectively, and sales through distributors and whole sellers accounted for 92.6%, 87.7% and 62.6% of our revenues, respectively. Total revenue from the corporate store sales for fiscal year 2021 for $0.37 million, compared to $0.45 million for 2020 and $0.56 million for 2019.

From 2009 through 2021, total net sales decreased from $28.1 million to $4.96 million while the net profit decreased from $9.0 million to $10.08 million. (only apparel business part)

Non-menswear Business

Through acquisition of Flower Crown on December 21, 2020, we added two lines of business to our menswear business: Cross Border Merchandise and Tourism.

On December 30, 2021, our subsidiary, Flower Crown (China) Holding Group Co., Limited. (“Flower Crown”), closed a Global Shopping E-Commerce Open Platform Store Service Agreement (the “Agreement”) with Global Premium Buy (Macau) Limited (“GPBL”). Pursuant to the Agreement, Flower Crown will open stores on GPBL’s platform and engage in product sharing on content platforms operated by GPBL’s affiliates, which include “Tik Tok”, “Dou Yin”, “Xigua” and “Tik Tok Volcano Edition”.

On December 27, 2021, JX Luxventure (Hainan) Digital Technology Co., Ltd., a subsidiary of JX Luxventure Limited, closed a Real Estate Transaction Contract with a non-affiliate, acquiring a piece of commercial real estate of 240 square meters for cross-border operations for the amount of USD $2,338,464 based upon the appraisal report. The transaction was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock.

On February 9, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a Memorandum of Japanese High-end Life Style Services Strategic Cooperation Agreement (the “Agreement”) with Xin Hua Fund Co., Ltd. (“XHFC”). Pursuant to the Agreement, JX Hainan and XHFC will cooperate to bring high-end Japanese medical treatment, rehabilitation treatment, precision physical examination, anti-aging beauty and other related services to the China market.

On March 10, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the JX Luxventure Limited, entered into and executed a Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty Free Merchandize (the “Agreement”) with Aikayun Technology (Hainan) Co., Ltd. (“Aikayun”). Pursuant to the Agreement, JX Hainan will have the exclusive right to distribute cross-border products from Japan in the Hainan Island in the amount up to RMB1,000,000,000.

On March 21, 2022, our PRC subsidiary, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of JX Luxventure Limited, entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Chongqing E-Pet Technology Co., Ltd. (“Chongqing E-Pet”), one of the major operators of online cross-border pet-food shopping platform in China. Pursuant to the Agreement, Chongqing E-Pet will purchase from JX Hainan cross-border pet foods in the amount up to USD60,000,000 to be distributed on the platforms operated by Chongqing E-Pet.

On March 31, 2022, our PRC subsidiary, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Ragdoll International Trading Co., Ltd. (“Ragdoll”), an E-commerce platform operator. Pursuant to the Agreement, Ragdoll will purchase from JX Hainan cross-border pet foods in the amount of up to USD30,000,000 to be distributed on the platforms operated by Ragdoll.

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

This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021 as a result of government enforced lockdowns.

Our Revenue Model of Cross-border Merchandise and Tourism

We are a supplier of cross-border merchandise and tourism products (including tourism package and airline tickets) to our business customers, which are operators of online and off-line platforms. Our revenues for the cross-border merchandise and tourism business are generated from 1) supplying Flower Crown Products we globally source from third party to business customers and 2) supplying Heyang Travel Products covering tourism package and airline tickets to business customers.

Our Cross-border Merchandise and Tourism Products

Flower Crown Products

Flower Crown is a supplier of cross-border merchandise to business customers who are operators of online and offline platforms. Our current top three business customers are Chongqing E-Pet Technology Co., Ltd., China International Travel Services (“CITS”) and China Hainan Airline. Flower Crown Products currently include: 1) health care products; 2) personal care products; 3) cosmetics; 4) maternal and child products; 5) pet-related products; 6) universal cuisine and 7) universal household products. We may add more products to our Flower Crown Product portfolio in future. We do not manufacture, develop or produce any Flower Crown Products and all such products sold are from our international manufactures.

We purchased the cross-border merchandise from third party, store them in our warehouse, and then supply them to our business customers. All of the purchases from third party manufacture are non-refundable, thus we assume the all risks in connection with cross-border merchandise purchased.

We have devised an AI based analysis program to identify trends in cross-border merchandise, thus ensuring our business customers have access to the latest in demand merchandise. We also developed a warehouse management software enabling our business customers to see in real time the amount of merchandise in stock. If one of our business customers is unable to sell the full amount of cross-border merchandise supplied by us in one live stream, the other business customers can see the unsold amount and make an order thereof. Utilizing our proprietary technology, we greatly reduced the risks of excess inventory.

Heyang Travel Products of Tourism Package

Heyang Travel is a supplier of luxury travel experience package to online platforms operated by our business customers. Our top three business customers are Trip.com, Flggy.com, and CITS. We purchase time allocation from network of luxury automobiles and yachts, bundle them into one unforgettable high-end luxury experience. All those purchases are non-refundable and we assume all the risks. We supply those high-end luxury experience products to our business customers. In case the end-users of our business customers fail to complete the purchase or make a return, we must take back the products and assumes all risks, including refund of full price.

Heyang Travel Products of reselling of Airline Tickets

Heyang Travel is a supplier of airline tickets to be distributed through our business customers. Presently, our business partners are 51books.com and Beijing Jiuzhou Skyline International Travel Service Co., Ltd.

Heyang purchases air tickets from airlines on a non-refundable basis and supply those tickets plus value added services to our business customers. We use our proprietary technology to enable our business customers to provide the most competitive rate to its end users. Currently, we offered a lower rate to our business customers so that we can build more transaction volume to enable us to negotiate with our suppliers to get a lower rate in future. Once we get the lower rate from airlines, together with other competitive tourism products we can achieve in other business lines, we will be able to offer our customers more attractive products as a bundle.

Metaverse

Under the leadership of Liu Ze, our Chief Technology Officer, we developed “Little L”, a virtual influencer technology. “Little L” can be deployed on platform operated by our business customers, thus enhancing their end user experience. We received the award for “Best Virtual Human Software Technology Service Provider” award by iiMedia Research for “Little L”.

Description of Property

Properties We Lease

Upon acquisition of Flower Crown on December 21, 2020, we currently lease additional spaces as indicated below:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Feng Wu*	Heyang Travel	Room 217, Floor 2, Building 102, North Chaoyang Road, Chaoyang District, Beijing	56.30	$14,769 (RMB96,000)	August 20, 2020 to August 19, 2021	Office
Tianjin Baofu Property Management and Development Co., Ltd	Luxventure (Hainan) Digital Technology (Tianjin )	Room 1201, Floor 12, Building A, Lingao Creative Industrial Park Phase III, Xiqing District, Tianjin	178	$11,077 (RMB72,000)	May 1, 2020 to April 30, 2022	Office
Lin Yongxue*	Luxventure (Hainan) Digital Technology	17-3 Luneng Hailan Mansion Villa, Xiuying District, Haikou	90.12	$30,769 (RMB200,000)	January 14, 2021 to June 30, 2023	Office
Lu Liyou*	Luxventure (Hainan) Digital Technology (Shenzhen)	608, Block A, Jingji Riverside Times, Binhe Avenue, Futian District, Shenzhen	238	$59,077 (RMB384,000)	June 8, 2021 to June 7, 2023	Office

*	Feng Wu, Lin Yongxue and Lu Liyou are not a related party to the Company.

Non-menswear Business Employees

As of the date of this report, Flower Crown, its subsidiaries and PRC operating entities have a total of 171 employees, including 56 full time employees and 115 part time employees, and have no independent contractors.

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

Our Menswear Design

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. Major parts of our products are designed by our internal design and product development team with the collaboration of Korean designers. As of December 31, 2021, our design and product development team consisted of 14 members, including one senior designer with over five years of working experience. Final design concepts are approved by Mr. Keyan Yan, who has more than 29 years of experience in the industry. All of the other designers are graduates of professional design schools in China. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

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

Menswear Corporate Stores

As of December 31, 2021, we owned and operated 1 corporate store with the floor area of approximately 120 square meters. As part of our corporate strategy, we closed 17 corporate stores in last few years because of the low profitability of certain corporate stores. In the years ended December 31, 2021, 2020 and 2019, sales through our corporate stores accounted for 7.4%, 4.7% and 3.5% of our total revenues, respectively.

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

We have been building up our selected franchised distributor network since 2007. As of December 31, 2021, we had 11 franchised distributors who operated 29 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in commercial centers, including department stores or shopping malls, in their cities. All these distributors have worked with us for about 1 to 10 years. We have not encountered any material dispute or financial difficulty with our key distributors. The average floor area of each retail store was approximately 80 square meters as of December 2021. The number of retail stores has grown significantly in recent years from 7 as of December 31, 2006, with the aggregate floor area increasing from 560 square meters as of December 31, 2006 to 2,417 square meters as of December 31, 2021. In the years ended December 31, 2021, 2020 and 2019, sales through our distributors accounted for 92.6%, 87.7% and 62.6% of our revenues, respectively.

During each of the fiscal years ended December 31, 2019, 2020 and 2021, we had 0,0 and 2 customers exceeding 10% of our net sales.

Sales generated by our five best-performing franchised distributors accounted for approximately 50.4%,38.9%, and 38.4% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively. Those top distributors have been with us since 2007 or 2008 and have grown organically with us. At the same time, we are exploring more distributors in other regions including relatively small distributors to grow with their businesses. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

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

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of December 31, 2021:

Location	As of December 31, 2021
Fujian	5
Guangdong	2
Guangxi	2
Jiangsu	3
Anhui	2
Chongqing	4
Tianjin	3
Hebei	4
Sichuan	4
Total	29

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

Menswear Production

Originally located in Shishi City in Fujian Province and started production in 2006, our production facility is currently located in Taihu City in Anhui Province, China. The facility currently has a production capacity of 2 million pieces of clothes per year. This production facility mainly produces OEM products for famous sportswear producers. In 2019, 2020 and 2021, we produced about 1.02 million, 0.15 million and 0 million units at the operating capacity of 51%, 7.39% and 0%.

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

All of the products produced by our ODM and OEM contract manufacturers bear the brand name KBS. As of December 31, 2021, we had 3 ODM contract manufacturers and 3 OEM contract manufacturers. Our sourcing strategy is based upon the quality of fabrics and workmanship that our customers expect from the KBS brand. The costs of our outsourced production amounted to approximately $3.75 million, $4.25 million and $5.38 million for years ended December 31, 2021, 2020 and 2019, respectively, accounting for approximately 89.2%, 50.2% and 27.3% of our total cost of sales in the respective periods.

As of December 31, 2021, our principal ODM and OEM contract suppliers included the following:

No.
1	Shishi Pei Er Di Clothing Co. Ltd
2	Fujian Si Fu Tu clothing develop Co. Ltd
3	Jinjiang Hua Lun Shi Jia clothing Co.Lt
4	Shishi Si Hai Long Clothing develop Co.Ltd

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

For the years ended December 31, 2021, 2020 and 2019, our total advertising and promotional expenses amounted to approximately $1.15 million, $1.23million and $0.29 million, respectively, which accounted for approximately 23.3%, 12.9%,1.9% of our revenues in the respective periods.

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

Upon acquisition of Flower Crown, we have applied for a lot of trademarks, all of which are pending approval by the Trademark Office of China National Intellectual Property Administration (“Trademark Office”). Set forth below is a detailed description of our trademarks:

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
China		51872718	Bu Fan Xing Jing	12/04/2020	35	Beijing Heyang		Approved
China		50933195		11/03/2020	35	Flower Crown (Hainan)		Approved
China		50941310	Quanqiu Yixianghui	11/03/2020	35	Flower Crown (Hainan)		Approved
China		49572627	Jinxuan Pinlv	09/08/2020	41	Jinxuan Luxury Tourism		Approved
China		49572624	Jinxuan Pinlv	09/08/2020	43	Jinxuan Luxury Tourism		Approved
China		49567840		09/08/2020	35	Jinxuan Luxury Tourism		Approved
China		49580237	LUXVENTFURE	09/08/2020	43	Jinxuan Luxury Tourism		Approved
China		49563070		09/08/2020	41	Jinxuan Luxury Tourism		Approved
China		49592112	LUXVENTFURE	09/08/2020	41	Jinxuan Luxury Tourism		Approved
China		49563061		09/08/2020	43	Jinxuan Luxury Tourism		Approved
China		49563090	LUXVENTFURE	09/08/2020	35	Jinxuan Luxury Tourism		Approved
China		49572631	Jinxuan Pinlv	09/08/2020	39	Jinxuan Luxury Tourism		Approved
China		49583228	Jinxuan Pinlv	09/08/2020	35	Jinxuan Luxury Tourism		Approved
China		49593405		09/08/2020	39	Jinxuan Luxury Tourism		Approved
China		49580225	LUXVENTURE	09/08/2020	39	Jinxuan Luxury Tourism		Approved

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
Hong Kong		305384304		09/08/2020				Approved
Hong Kong		305384313	Jinxuan Pinlv	09/08/2020				Approved
Hong Kong		305384322	LUXVENTURE	09/08/2020				Approved
Macao		N/173434(304)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173435(975)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173436(747)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173437(132)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173438(333)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173439(206)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173440(834)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173441(540)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173442(418)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173443(343)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173444(867)		09/18/2020		Jinxuan Luxury Tourism		Approved
Macao		N/173445(578)		09/18/2020		Jinxuan Luxury Tourism		Approved
Taiwan		109063176	Jinxuan Pinlv	09/10/2020	35	Jinxuan Luxury Tourism		Approved
Taiwan		109063175	Jinxuan Pinlv	09/10/2020	39	Jinxuan Luxury Tourism		Approved
Taiwan		109063173	Jinxuan Pinlv	09/10/2020	43	Jinxuan Luxury Tourism		Approved

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
Taiwan		109063186	LUXVENTURE	09/10/2020	41	Jinxuan Luxury Tourism		Approved
Taiwan		109063178		09/10/2020	41	Jinxuan Luxury Tourism		Approved
Taiwan		109063177		09/10/2020	43	Jinxuan Luxury Tourism		Approved
Taiwan		109063183		09/10/2020	39	Jinxuan Luxury Tourism		Approved
Taiwan		109063184		09/10/2020	35	Jinxuan Luxury Tourism		Approved
Taiwan		109063187	LUXVENTURE	09/10/2020	39	Jinxuan Luxury Tourism		Approved
Taiwan		109063188	LUXVENTURE	09/10/2020	35	Jinxuan Luxury Tourism		Approved
Taiwan		109063174	Jinxuan Pinlv	09/10/2020	41	Jinxuan Luxury Tourism		Approved
Taiwan		109063185	LUXVENTURE	09/10/2020	43	Jinxuan Luxury Tourism		Approved

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing casual menswear industry in China.

●	There is a sizable market for our products. We believe that we have a sizeable potential market. Our target menswear customers are male middle-class consumers in the 20-40 age range. According to the 2019 National Economic and Social Development Statistical Bulletin, the population in China between 16-59 years-old was approximately 900 million. Our target group falls into this category and is estimated to be more than 200 million people. As a result of the growing affluence in the PRC and increased purchasing power of the PRC population, we believe that PRC consumers are becoming more willing and able to purchase casual menswear. In addition, we believe that the purchasing decision of PRC consumers is becoming more predicated upon brand image, product design and style, rather than just price considerations. With rising affluence and improvement in lifestyle, we also believe the overall Chinese population is generally growing more brand name conscious and style oriented and has shown a propensity for increased spending on casual menswear.

●	We have a strong focus on design and product development. We believe that our in-house menswear design and product development capabilities allow us to create unique products that appeal to our customers. We have established a strong in-house design and product development team of 14 employees as of December 31, 2021. Our team identifies new fashion trends by attending fashion shows and exhibitions as well as by drawing from creative ideas in magazines and other media. Each spring and fall, we carefully plan and create a new product line for our fall/winter and spring/summer collections of 727 SKU that encompasses our full range of product offerings, including outerwear, tops, bottoms and accessories. We introduce new design elements into our product lines each season. With our highly skilled and creative team of designers, we have extensive experience in creating unique designs to meet the preferences and needs of our target customer base.

●	Our trademarked brand has earned a following in China. Our menswear brand was developed in 2006. Our marketing concept is “French origin, Korean design and made for Chinese.” Our customers are middle-class consumers in the 20-40 age range. We believe that their products’ concept, marketing, design and packaging fully match with the pro-western attitude and lifestyles of their target customers. We believe the KBS brand is essential to our success to penetrate to the casual menswear market in China.

●	We have an extensive and well-managed nationwide distribution network. Our menswear business has an extensive distribution network throughout China. As of December 31, 2021, we had 1 KBS branded corporate store and 29 franchised stores across 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2019, we had 1 KBS branded corporate store and 29 franchised stores across 9 of China’s 32 provinces and centrally administered municipalities. The KBS branded corporate stores are required to sell only our products. We have been building up our selected menswear distributor network since 2007. As of December 31, 2020, we had 11 distributors operating 29 franchised stores. As of December 31, 2019, we had 11 distributors operating 29 franchised stores. All of our distributors have been working with us from 1 to 10 years. We select our distributors based on a number of criteria, including experience in the menswear retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our distributors help us respond to changing consumer tastes in a timely manner by providing regular feedback on our products at our semi-annual sales fairs and frequent communications. The financial resources of our distributors allow us to expand our retail network with less working capital investment from us than would be required for establishing direct stores, as our distributors are responsible for the store rentals and cost of inventory in their stores. We sold a substantial amount of our products through our distributors, which have allowed us to distribute our products to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. We believe that our distribution network has enabled us to expand our business and increase our sales efficiently and with less operational risk. This model has also minimized our operational risk because we typically start production after we receive orders from our distributors. We believe that using a distribution network to sell a substantial amount of our KBS products has enabled us to devote our resources to our core competitive strengths of design, brand management and product development.

●	We have an experienced management team. Our management team has extensive R&D, marketing and financial experience, led by our interim Chief Financial Officer , Mr. Keyan Yan. Mr. Yan has over 30 years of experience in the apparel industry and also has developed a differentiated product by international cooperation with a Korean designer. After working in the garment industry for more than 16 years, Mr. Yan acquired and developed the KBS brand. With his strong understanding of the apparel industry, Mr. Yan has successfully established this brand name in the market. We are committed to attract and retain top management level executives who we believe are and will continue to be the driving force behind our product development and growth.

We have a strong technology support for our business customers.

Under the leadership of Liu Ze, our Chief Technology Officer, we developed “Little L”, a virtual influencer technology. “Little L” can be deploy on platform operated by our business customers, thus enhancing their end user experience. We received the award for “Best Virtual Human Software Technology Service Provider” award by iiMedia Research for “Little L”.

Our Growth Strategy

We intend to further strengthen our market position in the casual menswear market in China by implementing the following strategies:

●	We plan to continue to raise the profile of the KBS brand through enhanced advertising and promotional activities. We believe that the strong association of KBS brand for our menswear business with our concept of “French origin, Korean design and made for Chinese” has helped drive our brand positioning and customers’ receptivity to our products. We intend to further build our brand and deliver a consistent brand image from product design to sales and marketing. We seek to promote and enhance our presence in China’s casual menswear market by continuing to adopt proactive marketing strategies and produce high quality, well- designed casual menswear for our target market. In particular, we aim to increase awareness of our brand through: (1) multi-channel advertising strategies through national television, fashion magazines, billboards and other media channels; (2) further assisting our distributors’ regional advertising efforts; (3) distinctive store and product launch campaigns, including special events for new product launches and large-scale grand opening events for new stores, particularly new corporate stores; (4) update of the decoration and layout of a number of existing stores which have been in operation for years to improve the shopping experience; (5) participation in fashion shows; and (6) sponsorships of selected high-impact events. We believe that these advertising and promotional activities will help to further strengthen brand awareness in our target market and enhance customer loyalty.

●	We plan to expand and build upon our design and product development capabilities. We intend to further strengthen our design and product development capabilities by accelerating the commercialization of design concepts, expanding our product offerings and continuing to develop what we believe is unique casual menswear. We plan to further invest in design and product development and expand our design and product development team by attracting talented designers, either domestic or international, and training young graduates from leading fashion design institutes. We believe that combining western fashion design experience with our local designer’s understanding of the China market and aesthetic will enable us to create fashionable yet popular casual menswear for consumers in China. We also intend to cooperate with our suppliers to develop new materials and fabrics which we believe will give customers a unique fashion product and create new market opportunities. We believe that our focus on designing unique and quality casual menswear will allow us to maintain our competitiveness and help to enhance our sales and overall profitability.

●	We plan to expand our sales and distribution network. We hope to expand our sales and distribution network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of business customers. We will continue to expand our sales network, leveraging our local and international resources to quickly enter new markets, while also minimizing requirements for capital outlay. We plan to focus on luxury brands and concentrate on high-end business customers and increase our presence in both new and existing markets.

●	We plan to enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

●	We plan to explore ways to incorporate blockchain and its related application into our business. We hired Liu Ze, an expert in blockchain, artificial intelligence and internet of all things as our Chief Technology Officer. Our CTO will be responsible to set up our blockchain strategy and explore ways to incorporate blockchain into our business.

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

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination report, according to which the PCAOB sets forth a list of PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong that the PCAOB is unable to inspect or investigate completely. The Company’s auditor, Onestop Assurance PAC, is based in Singapore, and therefore is not affected by this mandate by the PCAOB. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. For the details of the risks associated with the enactment of the HFCAA, see “3.D. Risk Factors-Risks Relating to Doing Business in China- Recent developments with respect to audits of China-based companies also create uncertainty about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities.”

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

We have initially adopted an equity incentive plan in 2018, under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, our Board terminated the initial equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”). We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

D.	Property, Plants and Equipment of Menswear Business

The Company has established a nationwide distribution network covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2021, this network was comprised of one corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors.

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

As of December 31, 2021, we lease the premises for our sole remaining corporate store. We have undertaken various measures to verify the lessors’ rights to the property leased to us in respect of its stores. In China, all land is owned by the State or other governmental bodies, and “ownership” is generally evidenced by a land use rights certificate. We rent some stores that were located in rural areas where land use rights are held collectively by villages and records regarding the ownership of land use rights are frequently not kept. In these cases, the company has confirmed our ability to lease the stores through communications with village authorities, and has reviewed electricity and water bills to confirm utilities are being paid by the parties leasing the premises to us. Based on the results of these efforts, we believe the risk of third party claims against our leases of these stores is relatively small and the measures taken by our company are sufficient to verify the land use rights for all of its stores.

In addition, the property used as our head office and corporate store is leased from a related party, whose ownership of the property has been verified by our company. We paid RMB 720,000 as annual rent for the existing corporate store during each of the fiscal years 2019, 2020 and 2021. The total area of this 1 corporate store is 120 square meters. The sales of the store for the most recent three fiscal years are shown below:

Area	Sales in fiscal year 2019 (USD)	Sales in fiscal year 2020 (USD)	Sales in fiscal year 2021 (USD)
Shishi Corporate Store	561,391	447,223	367,367
Total:	561,391	447,223	367,367

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We operate two lines of business, menswear business and non-menswear business, which includes cross-border merchandise and tourism.

Menswear business

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2021, the suggested retail prices of KBS’s products ranged from RMB319 to RMB1,599 (approximately $49 to $263) for its apparel products and RMB29 to RMB299 (approximately $4.49 to $46) for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched about 5164 collections of new products, each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network, currently covering 11 of China’s 32 provinces and centrally administered municipalities. As of December 31, 2020, this network was comprised of 1 corporate store owned and operated by us and 29 franchised stores operated by 11 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. With the softening of economic growing in China and fierce competition from our competitors, our network only has 1 corporate store and 29 franchised stores as of December 31, 2021.

KBS also acts as an original design manufacturer, or ODM, upon request. Income from such services accounted for 0%, 7.6% and 33.9% of revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Non-Menswear Business

The Company’s Non-menswear business operation, which includes cross-border merchandise and tourism, commenced in fourth quarter of 2020 as result of acquisition of Flower Crown Holding. The non-menswear business in 2020 includes packaged travel service and cross-board merchandise, which generate a revenue of $1,335,443. During 2021, the Company started airline tickets business to enhance its tourism supplying network and capability.

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

On January 24, 2021, we entered into a Debt Exchange Agreement with Keyan Yan, our interim Chief Financial Officer and a member of our Board of Directors. Under the Debt Exchange Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our Common Stock (the “Exchange Shares”), representing a conversion price of $1.20 per share, which was closed on or about February 9, 2021. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts.

On April 8, 2021, we offered and sold to a single accredited investor 1,500,000 shares of our newly-designated Series A Preferred in a transaction exempt from registration requirements of the Securities Act pursuant to Rule 506(b) of Regulation D. On April 25, 2022, we filed the Certificate of Designation of Series A Preferred with the Registrar of Corporations; on April 27, 2022 we filed the First Amended and Restated Certificate of Designation of Series A Preferred, and on May 10, 2022, we filed the Second Amended and Restated Certificate of Designation of Series A Preferred. As stated in the Second Amended and Restated Certificate of Designation of Series A Preferred, all shares of Common Stock issuable upon conversion of the Series A Preferred are subject to a two-year lock-up agreement running from the date of the sale. On May 11, 2022, 260,000 shares of the Series A Preferred were converted into 260,000 shares of our Common Stock without additional consideration.

On March 12, 2021, we announced the authorization and declaration of a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock of the Company to stockholders of record as of the close of business on March 31, 2021 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one 0.00667 portion of a share of Series B Participating Preferred Stock of the Company at an exercise price of $50.00 (the “Exercise Price”). The complete terms of the Rights are set forth in a Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of March 11, 2021, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.

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

On September 3, 2021, we offered and sold an aggregate of 150,000 of Series C Convertible Preferred Stock (“Series C”) for aggregate proceeds of $1,500,000 to our Chief Executive Officer.

On November 1, 2021, we offered and sold an aggregate of 100,000 shares of Series D Preferred to the accredited investor for the aggregate proceed of $3,900,000. On May 2, 2022, the investor converted 20,000 shares of Series D Preferred into 260,000 shares of Common Stoc without additional consideration.

On April 9, 2022, the Company dismissed its independent registered public accounting firm, WWC, P.C. The Board of Directors of the Company approved the dismissal of WWC, P.C. and approved the engagement of Onestop Assurance PAC as our independent registered public accounting firm, to audit the Company’s financial statements for the year ended December 31, 2021, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) for foreign private issuers and the PCAOB.

A.	Operating Results

Our operating results are primarily affected by the following factors:

●	Growth of China’s menswear industry. With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets. As a leading provider of casual menswear in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

●	Brand recognition. We derive all of our revenues from sales of the KBS branded products in China, and our success depends on the market perception and acceptance of the KBS brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin of us can achieve, and our ability to grow.

●	Ratio of franchised stores to corporate stores in our sales network. The ratio of franchised stores to corporate stores in terms of floor area in our sales network affects our results of operations in a given period. The franchised stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Corporate stores operated by us, on the other hand, despite incurring more significant capital expenditures as compared with franchised stores, allow us more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of our business. In addition, our corporate store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our corporate stores as selling and distribution expenses. Therefore, the ratio of franchised stores to corporate stores in our sales network will affect our gross profit margin.

●	Product offering and pricing. Our success depends on our ability to identify, originate and define menswear trends as well as to anticipate, gauge and react to changing consumer demands for menswear in a timely manner. Most of our products are subject to changing consumer preferences and fashion trends that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly, and our future success depends in part on our ability to anticipate and respond to these changes.

●	Our ability to maintain and expand our brand portfolio or maintain and enhance our brand recognition, We mainly depend on our brand portfolio to scale our business, attract and retain our brand partners and customers. Our Luxventure portfolio seamlessly connected various brands from our suppliers. Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

Flexibility and sustainability of our product supply chain. Our success largely depends on our ability to consistently gauge customers’ tastes and market trends, provide a balanced assortment of merchandise and source brands that satisfies customer demands in a timely manner. Our failure to anticipate, identify or react appropriately and timely to changes in customer preferences, tastes and market trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability. In addition, failure to respond to changing customer preferences and trends in brand could negatively impact our brand image with our customers and result in diminished brand loyalty, and thus harm the prospects of our business.

The ability to develop, upgrade and apply our technologies to support and expand our business. We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in brands, selecting and partnering with quality brand partners, assisting in product designs for our private label brands, forecasting customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining customer services. We use third party social media platforms to promote our products. If we are unable to leverage third party social media platforms to effectively attract followers and convert them into active buyers, if there is any change, disruption or discontinuity in the features and functions of such social media platforms, our ability to acquire new consumers and our financial condition may suffer.

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

Non-menswear business

Revenue. During the periods covered by this section, we generated revenue from a) sales of cross-border merchandise and b) tourism products, which covers tourism package and airline ticket sale (including related services).

Cost of sales. Cost of sales for non-menswear business primarily consisted of (a) the purchased costs of products online sold in connection with the revenue from cross-border merchandise, (b) the cost to purchase tourism supply up front and cancelling cost if any, and (c) the cost for outsourcing the travelling work to certain travel agencies

Gross profit and gross margin. For the periods covered by this section, our gross profit is equal to the difference between our net sales and cost of sales. Our gross margin is equal to the gross profit divided by net sales.

Administrative expenses. For the periods covered by this section, general and administrative expenses consisted primarily of compensation and benefits to our general management, finance and administrative staff, rental costs, office supplies, utilities, and other expenses incurred in connection with general operations.

Comparison of Fiscal Years Ended December 31, 2021, 2020, and 2019

The following table sets forth key components of our results of operations, for the years ended December 31, 2020, 2019, and 2018, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	59,001,641		10,876,149		16,465,562
Cost of sales	(57,421,814)	-97%	(8,377,731)	-77%	(10,714,519)	-65%
Gross profit (loss)	1,579,827	3%	2,498,418	23%	5,757,043	35%
Operating expenses						0
Distribution and selling expenses	(3,399,328)	-6%	(4,258,504)	-39%	(1,094,391)	-7%
Administrative expenses	(9,166,191)	-15%	(3,439,815)	-32%	(3,478,258)	-21%
Total operating expenses	(12,565,519)	-21%	(7,698,319)	-71%	(4,572,649)	-28%
Other income	406,493	1%	418,638	4%	291,582	2%
Other gains and losses	(9,108,459)	-15%	(2,380,594)	-22%	(1,064,588)	-6%
(Loss) Profit from operations	(19,687,658)	-33%	(7,161,858)	-66%	405,388	2%
Finance costs	(58,726)	-1%	(62,383)	-1%	(67,203)	0%
(Loss) Profit before tax	(19,746,384)	-33%	(7,224,241)	-66%	338,185	2%
Income tax	(17,469,099)	4%	1,556,824	14%	(442,590)	-3%
Loss for the year	(37,215,483)	-29%	(5,667,417)	-52%	(104,405)	-1%

For the year ended December 31, 2021, total revenue increased by 446% to $59.01 million from $10.88 million in 2020. In December 2020, the Company acquired Flower Crown, which contributed two new segments, cross-border merchandise sales and tourism. Those two segments contributed revenue of $54.04 or 91% of total revenue of the Company in 2021, compared to $1.34 million or 12.3% of the total revenue of the Company in 2020. After deducting the increment of the two segments revenue, the Company’s menswear business in 2021 decreased by 44% to $4.96 million from $9.54 million in 2020.

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment of the menswear business for the respective periods is as follows:

	Distribution network			Corporate stores			OEM			Consolidated
By	Year ended December 31,			Year ended December 31,			Year ended December 31,			Year ended December 31,
business	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Sales to external customers	4,593,325	8,366,144	10,308,309	367,367	446,834	571,403	-	727,797	5,585,850	4,960,693	9,540,776	16,465,562
Segment	4,593,325	8,366,144	10,308,309	367,367	446,834	571,403	-	727,797	5,585,850	4,960,693	9,540,776	16,465,562
% of Sales	92.6%	87.7%	63.0%	7.4%	4.7%	3.0%		7.6%	34.0%	100.0%	100.0%	100.0%
Segments gross margins	680,241	2,053,733	3,268,945	74,701	175,165	-319,706	-	102,955	2,162,393	754,942	2,335,752	-5,751,043
Gross margin rate	14.8%	24.5%	32.0%	20.3%	39.2%	56.0%		14.1%	39.0%	15.2%	24.4%	35.0%

Segment sales - menswear

For the year ended December 31, 2021, total revenue decreased by 48% to $4.96 million from $9.54 million in 2020. Total revenue of year 2020 decreased by 42% to $9.54 million from $9.54 million in 2019. The Company reports financial and operating results in three segments: distributor network, corporate stores and OEM.

Distributor Network —Revenue from the Company’s distributor network in year 2021 decreased by 45% to $4.59 million from $8.37 million in 2020 primarily due to 1) business operation suspended of some distributor in response to regional wide lockdown and quarantines; 2) the customer orders decreased because the coronavirus pandemic has depressed customers’ demand for our products and services.

There was a decrease of revenue from the Company’s distributor network in year 2020 decreased by 19% to $8.37 million from $10 million in 2019 primarily due to 1) business operation suspended during first quarter of 2020 when china was in response to nationwide lockdown and quarantines; 2) the customer orders decreased because the coronavirus pandemic has depressed customers’ demand for our products and services. The distributor segment accounted for 92.6% of the total revenue in 2021, compared to 87.7% and 63% during years 2020 and 2019, respectively.

 In year 2021, gross profit margin for the company’s distributor network decreased to 14.8% from 24.5% for year 2020 due to company strategy to reduce inventory level and promoted price on these inventory sales to distributors and wholesalers; the promotion campaign caused lower gross profit margin compare to year 2020 and the average sale price to distributors decreased for about 10% of retail price compared to the old price policy;

In year 2020, gross profit margin for the company’s distributor network decreased to 24.5% from 32% for year 2019 due to company strategy change to same sale price to distributors and wholesalers, the sale price to distributors decreased for about 5% of retail price compared to the old price policy;

The Company’s distributor network currently consists of 14 distributors in 11 provinces. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of December 31, 2021, distributors operated a total of 29 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores.

Corporate Stores — Total revenue from corporate store sale for fiscal year 2021 was $0.37 million, compared to $0.45 million for year 2020. In 2021, sales from corporate store decreased as compared to 2020 because the coronavirus pandemic has depressed customers’ demand for our products and services, the customers trend to choose cost-effective clothing.

Total revenue from corporate store sale for fiscal year 2020 was $0.45 million, compared to $0.57 million for year 2019. In 2020, sales from corporate store decreased as compared to 2019 because 1) business operation suspended during first quarter of 2020 when China was in response to nationwide lockdown and quarantines; 2) the coronavirus pandemic has depressed customers’ demand for our products and services,

As of December 31, 2021, we operated 1 corporate store which was located in Fujian. Total revenue from corporate store sales of 2021 decreased as compared to 2020 because of low demand during coronavirus pandemic.

The corporate store segment contributed 7.4% of total revenue in 2021, compared to 4.7% of 2020 and 3% of 2019. Gross profit margin for the Company’s corporate store was 20.3% in 2021, compared to 39.2% in 2020 and 56% in 2019. The margin decrease in 2021 is primarily because there were stimulate sales for reducing inventory level in year 2021 compared to 2019; The margin decrease from 2019 to 2020 is primarily because there were more stimulate sales in year 2020 compared to 2019;

OEM — The OEM segment is comprised of products that are designed by the customers but manufactured by us. Revenue from the OEM segment decreased by $0.73 million to 0 for year ended December 31, 2021, compared to $0.73 million for year ended December 31, 2020 due to the company terminated OEM business started from July of 2020 because the high labor cost and decreased demand after COVID 19;

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

Our revenues from sales of OEM represented 0%, 24.5% and 34%, respectively, of our total revenues for years ended December 31, 2021, 2020 and 2019.

Segment revenue – Non-menswear

In December 2020, we acquired Flower Crown, a subsidiary with two segment business at the time of the acquisition, which are tourism and cross-border merchandise. The consolidated financial statements for the year ended December 31, 2020 includes 1 month operation result of Flower Crown. The two segments are presented as below

	Tourism			Cross border merchandise revenue
	For the year ended December 31,			For the year ended December 31,
By business	2021	2020	2019	2021	2020	2019
Sales to external customers	51,818,166	991,929	-	2,222,782	343,445	-
Segment revenue	51,818,166	991,929	-	2,222,782	343,445	-
Segment gross margins/(loss)	541,889	96,577	-	305,822	69,988	-
Gross margin rate	1%	9.7%		13.7%	20.3%

In 2021, the revenue of non-menswear segment increased to $51.82 million by 5082% from $1.0 million in 2020. The increase mainly due to following factors: 1) the revenue in 2020 only included 1 month of operation result of Flower Crown; and 2) Flower Crown started its airline tickets business in 2021, which contributed a revenue of $51.20 million.

In 2021, the revenue for cross-border merchandise sub-segment increase to $2.2 million by 547% from $0.34 million in 2020. The increase of revenue is mainly due to the reason that the revenue in 2020 only included 1 month of operation result. If compared to the projected result of 2020’s revenue, the revenue for cross-border merchandise sub-segment in 2021 decreased by 46%.

Cost of sales and gross profit rate

Cost of sales for menswear business comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges and water and electricity.

Cost of non-menswear business primarily consisted of (a) the purchased costs of products sold in connection with the revenue from cross-border merchandise, (b) the cost to purchase tourism supply up front and cancelling cost if any, and (c) the cost for outsourcing the travelling work to certain travel agencies.

Our cost of sales increased from $8.37 million in year 2020 to $57.42 million in year 2021. The increase was mainly due to the increase of cost in connection with the increasing travel segment’s revenue in year 2021 compared to 2020

The gross profit rate decreased from 23% in year 2020 to 2.6% in year 2021 due to 1) the lower gross margin in 2021 for menswear business as explained above; 2) the new business of airline tickets with gross margin at 1% which contributed $51.2 million or 86.7% of total revenue in 2021. The Company’s strategy is to build up tourism supply chain network so that can be a tailored one-stop tourism online platform eventually. As a result, a competitive supply resources, including the airline tickets, are essential to the strategy. To reach such goal, the Company connected to different airlines and tried to create more transaction volume in order to achieve a higher discount rates from the airline companies. As a result, the gross margin for this sector may be higher once the volume is higher enough or more overseas airline tickets can be sold once Covid-19 impact to tourism is reduced.

Our cost of sales decreased from $11 million in year 2019 to $8.37 million in year 2020. The decrease was mainly due to the decrease in apparel business sector sales in year 2020 compared to 2019.

The gross profit rate decreased from 35% in year 2019 to 23% in year 2020 due to 1) company strategy change to same sale price to distributors and wholesalers, the sale price to distributors decreased for about 5% of retail price compared to the old price policy; 2) there were more stimulate corporate store sales in year 2020 compared to 2019; 3) lower profit margin of OEM segments due to higher unit amortized fixed fee due to less customers’ orders resulting from pandemic impact.

Administrative expenses

Administrative expenses increased by $5.73 million or 60% to $9.17 million for year 2021 from $3.44 million for year 2020. The change was mainly due to 1) increase of the company’s share-based compensation paid to vendors, employees, officers and directors of the company in year 2021; and 2) increase of such expenses for Flower Crown’s business by $2.09 million or 1300% compared to $0.15 million in 2020 for 1 month’s operation result.

Administrative expenses decreased by $0.4 million or 1% to $3.44 million for year 2020 from $3.48 million for 2019. The change was mainly due to 1) decrease of the company’s share-based compensation paid to officers and directors of the company in year 2020; and 2) adjustment of compensation of our overall staff to stimulate the staff’s working enthusiasm.

Distribution and selling expenses

The selling and distribution expenses decreased by $0.86 million or 20% to $3.40 million for the year ended December 31, 2021 from $4.26 million for the year ended December 31, 2020, primarily due to 1) the increase in special Covid-19 related subsidies to our distributors and necessary advertising expenses in 2020 of $2.2 million, while no such subsidies in 2021; 2) by netting off the effect of increase of selling and distribution expenses of Flower Crown business of $1.4 million as compared to 1 month operation result in 2020.

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

Other gains and losses

Other gains and losses in 2021 mainly consist of 1) bad debt provision of $5.2 million for menswear’s doubtful accounts as compared to $2.3 million in 2020; and b) impairment of property and land use right in menswear’s segment of $3.8 million as compared to $nil in 2020.

Other gains and losses increased by $1.3 million, or 124%, to -$2.4 million for the year ended December 31, 2020 from -$1.1 million for year 2019. The increase was mainly due to the impairment loss on outdated account receivables as a result of its long period of overdue.

Profit for the year

We had a loss of $37.2 million in 2021 as compared to a loss of $5.7 million for 2020, representing an increase of loss of $31.5 million or 453%. Net margin was -63% for the year ended December 31, 2021, compared to -52% for the year ended December 31, 2020.

We had a loss of $5.7 million in 2020 as compared to a loss of $0.1 million for 2019, representing a decrease of profit of $5.6 million or 5348%. Net margin was -52% for the year ended December 31, 2020, compared to -1% for the year ended December 31, 2019.

Loss for the year increased from 2020 to 2021 mainly due to the following reasons: (1) increment expenses for newly started tourism business while the gross profit from the segments were not able to cover the expenses yet; (2) decrease in revenues of menswear business compared to year ended December 31, 2020 due to decreasing demand from ending customers and termination of OEM segment business started from July of year 2020 which resulted from decreased customer orders; (3) impairment for long-lived assets and provision for doubtful accounts for menswear business due to its shrink trend totaling $9 million; (4) significant valuation allowance of deferred tax assets of $21 million.

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

B.	Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $16,621,290. Our cash and cash equivalents consist of cash on hand and cash in the banks. We believe that our current levels of cash and cash equivalent and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. To date, we have financed our operations primarily through net cash flow from operations. Our cash flows are driven by key performance indicators including the number of orders placed by distributors, number of outlets that each distributor operates the pricing of our products, sales of our corporate stores, and the collect portion of account receivable. Currently there is only minimal cash held by offshore subsidiaries and there is no need for these subsidiaries to transfer cash to Hongri PRC.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(7,775,819)	$(6,520,790)	$(558,804)
Net cash provided by (used in) investing activities	(3,279,171)	607,414	332,513
Net cash provided by (used in) financing activities	6,958,971	846,854	57,089
Net increase (decrease) in cash and cash equivalents	(4,096,019)	(5,066,462)	(169,200)
Effects of exchange rate change in cash	389,643	(1,067,274)	(236,423)
Cash and cash equivalents at beginning of the period	16,621,290	20,620,478	21,026,103
Cash and cash equivalent at end of the period	$12,914,914	$16,621,290	$20,620,478

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

Net cash used in operating activities in fiscal year 2021 was $7.78 million, compared with net cash used in operating activities of $6.5 million in the year ended December 31, 2020. The cash outflow in 2021 is mainly resulted from net loss of $37.2 million by netting off bad debt provision and impairment of $9.1 million, and stock-based compensation of $4.4 million, deferred tax assets net decrease of $17.5 million, adding the effect of increase of receivables of $3.3 million and other working capital changes effects.

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

Investing Activities

Net cash used in investing activities in fiscal year 2021 was $3.3 million, compared with $0.61 million net cash provided by investing activities in 2020. The net cash used in investing activities in 2021 mainly resulted from acquiring property, plants and equipment of $3.3 million.

Net cash provided by investing activities in fiscal year 2020 was $0.61 million, compared with $0.33 million net cash provided by investing activities in 2019. The net cash provided in investing activities in 2020 was cash from acquisition of subsidiaries.

Financing Activities

Net cash generated from financing activities in fiscal year 2021 was $6.95 million, compared with $0.857 million net cash generated in financing activities in 2020.

Net cash generated from financing activities in 2021 were primarily due to proceeds of US$1,500,000 raised from the sale of our Series A Preferred in April 2021 to a single investor, US$1,500,000 raised from the sale of our Series C Preferred in September 2021 to our Chief Executive Officer; and $3,900,000 raised from the sale of the Series D Convertible Preferred Stock to a single investor on November 1, 2021. All sale of shares of Preferred Stock were exempt from registration requirements of the Securities Act.

Net cash generated in financing activities in 2020 was mainly consisted of some advance from a related party.

Net cash provided in financing activities in fiscal year 2019 was $0.057 million, compared with $0.26 million net cash used by financing activities in 2018. It mainly consisted of some advances from related parties.

Loans, Other Commitments, Contingencies

As of December 31, 2021, we had an outstanding bank loan from Anhui Taihu Rural Commercial Bank Co. Ltd. in an amount of $1,180,656. Currently, the loan has a one-year term from April 26, 2021 to April 25, 2022 with an annual interest rate of 5.39% and is renewable annually. The loan has been guaranteed by Taihu County Financing Guaranty Co., Ltd. As of the reporting date, the loan has been repaid. We may, however, in the future, require additional cash resources due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy the capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

F.	Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2021.

	Payments Due by Period
	Less than 1 year	2-5 years	More than 5 years
Contractual Obligations
Construction Obligations	$69,399,168	-	-
Operating Lease Obligations	$113,095	330,856	1,993,837
Total	$69,512,263	330,856	1,993,837

Anhui Factory Construction Contract

On November 20, 2010, Hongri PRC entered into an agreement with a third party for the construction of a new plant with a total size of 110,557 square meters, at Taihu City, Anhui at a consideration of RMB 690 million (equivalent to approximately $104 million). This is the frame contract for the construction of Anhui factory and round estimation. By December 31, 2016 we had already paid about $37.75 million in total on the phase 1, 2, 3 of construction based on detailed phase contract and the balance of construction cost of the Anui factory need to be determined based on the timely budget on every phase. The majority of funds for construction expenses came from the cash balance on the account as of December 31, 2021.

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

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from the sale of goods

Performance obligation is satisfied at the point in time when control of the asset is transferred to the customer, generally on delivery and acceptance of the goods. The Company presents revenues from such transactions on a gross basis in the consolidated statements of comprehensive loss, as the Company acts as a principal to take inventory risks of these goods.

Revenue from the sale of Tourism Package

Performance obligation is satisfied when the tourism package is completed, generally when the tour group successfully returned from the tour destination to the place of origination. The Company presents revenues from such transactions on a gross basis in the consolidated statements of comprehensive loss, as the Company acts as a principal to provide a package of tourism services and take a full obligation to provide such services even if the suppliers are not able to deliver service.

Revenue from reselling of airline-ticket

The Company is a reseller of air-ticket, it provides value add services to its customers including guaranteed flight replacement and other financial benefits. The revenue is recognized when performance obligation has been satisfied, which could be significantly after the ticket sale. The Company recognizes gross revenue with an expense from the cost of purchasing from the supplier.

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

Value added tax (VAT)

Current standard Output VAT in effect is 13% of product sales, according to existing tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

Period	Standard VAT rate in effect
April 1, 2019 - Current	13%
May 1, 2018 – March 31, 2019	16%
Earlier	17%

The output VAT rate for service revenue is 6% and subject to reduction in accordance with relevant tax regulations.

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

NAME	AGE	POSITION
Keyan Yan	49	Interim Chief Financial Officer and Director
Sun Lei	38	Chief Executive Officer and Director
Li Hui Dan	40	Chairman and Director
Baojun Zhu	45	Independent Director
Mu Ruifeng	58	Independent Director
Jin Yan	52	Independent Director
He Long Hai	43	Independent Director

Mr. Keyan Yan. Mr. Yan, age 49, has been our director since the closing of the Share Exchange on August 1, 2014 and our Interim Chief Financial Officer since December 21, 2020. Mr. Yan has over 17 years of senior management experience. He served as Chairman and Chief Executive Officer of KBS International between March 2011 and August 2014. From 1994 to present, Mr. Yan has served as general manager of Hongri PRC. Prior to joining us, Mr. Yan served as workshop manager, production manager and marketing manager of Zhenshi Knitting Factory in Shishi, China from 1989-1994. Mr. Yan obtained a certificate of corporate management from Xiamen University in 1992.

Ms. Sun Lei. Ms. Sun, age 38, has been our Chief Executive Officer and a director of our board since December 21, 2020. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Li Hui Dan. Mr. Li, age 40, has been our Chairman and a director of our board since December 21, 2020. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Baojun Zhu, age 54, was appointed as a member to our Board and a member of the Audit Committee on May 3, 2022. He has over 20 years of experience in the hospitality industry. He is currently the Chairman of Baoxuan Group Co., Ltd, Vice President of China Hospitality Association, Vice President of Chinese Cuisine Association. Mr. Zhu received award for Outstanding Meritorious Personage in Chinese hotel industry. Mr. Zhu acquired a range of expertise in business based upon his over 20 years in the business world. The Board determined that Mr. Zhu is an independent director within the meaning of the NASDAQ listing rules.

Mr. Mu Ruifeng. Mr. Mu, age 58, has been the independent director of our board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 52, has been the independent director of our board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Mr. He Long Hai, age 42, has been the independent director of our board since December 16, 2021. He has over 20 years of experience in management. He has served as manager and chief inspector of Xstep China Co., Ltd. from 2002-2010. From 2010-2015, he served as General Manager for Hang Zhou Zhuan Ji Commerce Co., Ltd, and from 2015 to present, he served as General Manager for Guang Dong Sun lin Xiu Shen Shen Tai Technology Co., Ltd.

Our Board currently consists of seven (7) members. Each director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Li Hui Dan and Sun Lei are spouses. No other family relationship exists between any of the persons named above.

B.	Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately $18,670 in cash as compensation to our directors and executive officers as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

For the year ended December 31, 2021, we granted under our 2018 Equity Incentive Plan, then in effect, an aggregate of 550,000 shares of our Common Stock to our executive officers directors as compensation for their services. Each share had he value of $3.86.

The grants to the Company’s executive officers and directors were as follows:

●	Keyan Yan, Interim Chief Financial Officer and Director, was granted 150,000 shares;

●	Sun Lei, CEO and Director, was granted 200,000 shares

●	Huidan Li, Chairman and director, was granted 200,000 shares

The total compensation to Directors and Executives as a group is as follows:

Directors and Executives	Shares issued	Total compensation (including cash)
Yan Keyan	150,000	597,669
Sun Lei	200,000	772,001
Li Huidan	200,000	772,000
	550,000	2,141,670

2018 Equity Incentive Plan

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, pursuant to which the Company could offer up to two million (2,000,000) shares of Common Stock as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2018 Plan. As of December 31, 2021, we have granted 2,000,0000 shares of Common Stock under the 2018 Plan.

2022 Equity Incentive Plan

On January 11, 2022, we terminated the 2018 equity incentive plan and adopted the new equity incentive plan (the “2022 Plan”). We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice

The following paragraphs summarize the terms of our 2022 Plan.

Purpose. The purposes of the 2022 Plan are to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of awards of or pertaining to our Common Stock. The 2022 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the administrator of the 2022 Plan may determine.

Administration. The 2022 Plan is administered by our Board. The administrator has the authority to determine the specific terms and conditions of all awards granted under the 2022 Plan, including, without limitation, the number of shares of common stock subject to each award, the price to be paid for the shares and the applicable vesting criteria. The administrator has the discretion to make all other determinations necessary or advisable for the administration of the 2022 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to employees, directors or consultants either alone or in combination with any other awards. ISOs may be granted only to employees of the Company, and of any parent or subsidiary.

Shares Available for Issuance Under the 2022 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of shares that may be issued under the 2022 Plan is 10,000,000 shares of Common Stock, (b) to the extent consistent with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), Subject to the certain provisions of the 2022 Plan, including but not limited to, the reorganizations, combinations, mergers,  to the extent consistent with Section 422 of the Code, up to an aggregate of ten million (10,000,000) shares may be issued as ISOs under the 2022 Plan; only employees of the Company or any parent or subsidiary shall be eligible for the grant of ISOs; for awards denominated in Shares and satisfied in cash, the maximum Award to any individual participant of the 2022 Plan in the aggregate in any one fiscal year of the Company shall not exceed the Fair Market fair market value of one million (1,000,000) shares on the Grant Date. The number and class of shares available under the 2022 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2022 Plan or otherwise determined by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. However, the administrator may, at or after the grant of an award other than an ISO, provide that such award may be transferred by the recipient to a “family member” (as defined in the 2022 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the administrator, acting in its sole discretion, and as required by our Restated Articles . If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Termination of, or Amendments to, the 2022 Plan. The Board may at any time amend, alter, suspend or terminate the 2022 Plan, provided that the Company will obtain shareholder approval of any 2022 Plan amendment to the extent necessary and desirable to comply with applicable Laws. No amendment, alteration, suspension or termination of the 2022 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of the 2022 Plan will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

The 2022 Plan will terminate ten years following the date it was adopted by the Board, unless sooner terminated by the Board.

Employment Agreements

With the exception of Sun Lei, we have not entered into any fixed compensation arrangements with any of our existing and newly-appointed directors.

On June 22, 2021, we entered into an Employment Agreement with Sun Lei, our Chief Executive Officer. Under the Employment Agreement, Sun Lei shall receive a cash compensation of USD1.00 and, based upon our annual revenues as reported in our 2021 annual report, stock compensation as follows: (i)10,000 shares of ordinary stock for revenue of USD10,000,000; (ii) 100,000 shares of ordinary stock for revenue of USD20,000,000; (iii) 250,000 shares of ordinary stock for revenue of USD30,000,000; (iv) 500,0000 shares of ordinary stock for revenue of USD40,000,000; and (v) 1,000,000 shares of ordinary stock for revenue of USD50,000,000. The Employment Agreement has a term of 1 year and has been approved by the board of directors of the Company and by the written consent of majority of the shareholders of the Company.

C.	Board Practices

Our board of directors currently consists of seven members, namely Keyan Yan, Sun Lei, Li Hui Dan, Mu Ruifeng, Jin Yan, Baojun Zhu and He Long Hai.

The Board has established the Audit Committee, which is comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members: Baojun Zhu, Mu Ruifeng, and Jin Yan. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mu Ruifeng serves as Chair of the Audit Committee.

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

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D.	Employees

As of December 31, 2021, we employed 415 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	59
Marketing, Sales and Distribution	47
Design and Product Development	50
Production	118
Procurement, Warehousing and Logistics	70
Quality and Assurance	40
IT R&D	31
TOTAL	415

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

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of May 13, 2022 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Keyan Yan	Interim Chief Financial Officer and Director	Common Stock	1,528,946		20.5%
Huidan Li	Chairman	Common Stock	300,000-		*	4%
Sun Lei	Chief Executive Officer and Director	Common Stock	643,113	(3)	17	(4)%
Baojun Zhu	Director	Common Stock	0		*
Mu Ruifeng	Director	Common Stock	100,000		1.3%
Jin Yan	Director	Common Stock	100,000		1.3%
He Long Hai	Director	Common Stock	0		*
All current officers and directors as a group (7 persons named above)		Common Stock	2,672,059	(3)	41.9	(4)%
5% Security Holders
None

*	Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock.

(2)	As of May 13, 2022, a total of 7,439,893 shares of Commons Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Does not include 750,000 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock. Except for Sun Lei, our Chief Executive Officer that holds 150,000 shares of Series C Convertible Preferred Stock, each of which has five (5) votes per share on as-converted basis, none of our directors and officers have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

(4)	Percentage is based upon Ms. Lei’s sole voting power over 1,393,133 shares of Common Stock, including 750,000 shares of Common Stock (five votes for each 150,000 shares of Series C Convertible Preferred Stock on as-converted basis).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

From time to time, the Company and its all subsidiaries borrowed money from our Chairman and Chief Executive Officer, Mr. Keyan Yan, to pay for Company expenses. These amounts are interest-free, unsecured and repayable on demand. In years 2020,2019 and 2018, Mr. Yan paid all the Company expenses in connection with the Company’s Nasdaq continued listing and SEC reporting out of his pocket. As of December 31, 2020, 2019 and 2018, the balance of the amounts we borrowed from Mr. Yan was $826,422, $560,165 and $485,302, respectively.

On January 24, 2021, we entered into a Debt Exchange Agreement with Keyan Yan, our interim Chief Financial Officer and a member of our Board of Directors. Under the Debt Exchange Agreement, we satisfied outstanding debts owed to Mr. Yan in the amount of $809,552 in exchange for the issuance to Mr. Yan of 674,626 shares of our Common Stock (the “Exchange Shares”), representing a conversion price of $1.20 per share. Upon issuance of the Exchange Shares, the outstanding debts owed to Mr. Yan were deemed satisfied and paid in full, and Mr. Yan released us from all claims arising from or related to the satisfied debts.

On September 1, 2021, we sold 150,000 shares of our Series C Convertible Preferred Stock (the “C Preferred Stock”) for the total subscription proceeds of $1,500,000 to Sun Lei, our Chief Executive Officer and a member of our board. Our Series C Convertible Preferred Stock features a stated value of $10.00 and is convertible to shares of our Common Stock at any time after 6 months from the date of issue on a 1 for 5 rate. Series C Convertible Preferred Stock votes together with Common Stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our Common Stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series C Preferred Stock are subject to a one-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series C Preferred Stock was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D. This transaction has been approved by the board of directors of the company and by written consent of majority of the shareholders of the company.

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

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a Marshall Islands company, we may only declare and pay dividends except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in our Restated Articles. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Stock is listed on the NASDAQ Capital Market and trade under the symbol “LLL”. Between January November 3, 2014 and October 7, 2021, our Common Stock was traded on the NASDAQ Capital Market under the symbol “KBSF.”

On February 3, 2017, a special shareholder meeting was held at the Company’s headquarters in China and at the meeting, our shareholders approved a proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of Common Stock at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number. On February 3, 2017, after the special shareholder meeting, our Board of Directors approved a one-for-fifteen reverse stock split of the Company’s issued and outstanding Common Stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of Common Stock rounded up to the next whole number. Our Common Stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

Approximate Number of Holders of Our Securities

On May 13, 2022, there were approximately 343 shareholders of record of our Common Stock and 3 holders of record of our Preferred Stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our Amended and Restated Articles of Incorporation, as amended, authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred stock. As of date of this report, 7,439,893 shares of Common Stock are issued and outstanding and 1,470,000 of Preferred Stock are issued and outstanding, consisting of 1,240,000 shares of Series A Preferred; 150,000 shares of Series C Preferred, and 80,000 shares of Series D Preferred.

B.	Memorandum and Articles of Association

The following represents a summary of certain key provisions of our articles of incorporation and bylaws. The summary does not purport to be a summary of all of the provisions of our articles of incorporation and bylaws. For more complete information you should read our amended and restated articles of incorporation, as amended, and bylaws, each listed as an exhibit to this report.

We were incorporated in the Marshall Islands on January 26, 2012 under the Marshall Islands Business Corporations Act (“BCA”). The purpose of the Company is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation, as amended, and bylaws do not impose any limitations on the ownership rights of our stockholders.

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

Designations of our Preferred Stock.

Series A Convertible Preferred Stock

On April 8, 2021, our Board of Directors, acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of preferred stock, par value $0.0001 per share (“Preferred Stock”), designated as “Series A Convertible Preferred Stock” and adopted the Certificate of Designations of the Series A Convertible Preferred Stock (the “Certificate of Designations of Series A”) which authorized for issuance 1,500,000 shares of Series A Convertible Preferred Stock and had the stated initial stated value of US$1.00 per share (the “Series A Preferred”). On April 8, 2021, the Company offered and sold 1,500,000 shares of the Series A Preferred to a single investor for total subscription proceeds of $1,500,000. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series A”) was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series A Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series A Preferred with the Registrar of Corporations, to correct an administrative oversight. On April 25, 2022, the Company filed the Certificate of Designations of Series A Preferred with the Registrar of Corporations under the Company’s former name, KBS Fashion Group Limited, and on April 27, 2022, the Company filed with the Registrar of Corporations the First Amended and Restated Certificate of Designations of Series A, reflecting the Company’s current name “JX Luxventure Limited” and restating all provisions set forth in the Certificate of Designations of Series A Preferred. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 1,500,000 shares of Series A economically, as if such holder (the “Holder”) has been the holder of 1,500,000 shares of Series A since April 8, 2021, the date of the purported issuance of Series A Preferred, rather than the date of the filing of the Certificate of Series A Preferred and the First Amended and Restated Certificate of Series A Preferred with the Registrar of Corporations. On May 10, 2022, the Company filed with the Registrar of Corporations the Second Amended and Restated Certificate of Designation of Series A Preferred. As set forth in the Second Amended and Restated Certificate of Series A Preferred, it features a stated value of $1.00 and is convertible to shares of our Common Stock at any time from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together with holders of shares of Common Stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series A Preferred are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D. On May 10, 2022, the Holder converted 260,000 shares of Series A Preferred into 260,000 shares of Common Stock. On the date of this Report, there are 1,240,000 shares of Series A Preferred issued and outstanding.

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

Our Board of Directors adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Company’s Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or to discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by our Board. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series B Participating Preferred Stock was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series B Participating Preferred Stock was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series B Participating Preferred Stock with the Registrar of Corporations, to correct an administrative oversight. On April 25, 2022, the Company filed the Certificate of Designation of Series B Participating Preferred Stock with the Registrar of Corporations under the Company’s former name, and on April 27, 2022, we filed the Amended and Restated Certificate of Designation of Series B Participating Stock with the Registrar of Corporations reflecting the Company’s current name.

Series C Convertible Preferred Stock

On September 1, 2021, our Board, acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series C Convertible Preferred Stock” and adopted the Certificate of Designations of the Series C Convertible Preferred Stock (the “Certificate of Designations of Series C”) which authorized for issuance 150,000 shares of Series C Convertible Preferred Stock and had the stated initial stated value of US$10.00 per share (the “Series C Preferred”). On September 1, 2021, the Company sold 150,000 shares of the Series C Preferred for total subscription proceeds of $1,500,000 to Sun Lei, our Chief Executive Officer and a member of our board. Our Series C Convertible Preferred Stock features a stated value of $10.00 and is convertible to shares of our Common Stock at any time after 6 months from the date of issue. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series C Preferred was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series C Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series C Preferred with the Registrar of Corporations, to correct an administrative oversight. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 150,000 shares of Series C economically, as if such holder (the “Holder”) has been the holder of 150,000 shares of Series C Preferred since September 1, 2021, the date of the purported issuance of Series C Preferred, rather than the date of the filing of the Certificate of Series C Preferred and the Amended and Restated Certificate of Series C Preferred with the Registrar of Corporations. On April 25, 2022, the Company filed the Certificate of Designation of Series C Preferred with the Registrar of Corporations under the Company’s former name, and on April 27, 2022, we filed the Amended and Restated Certificate of Designation of Series C Preferred with the Registrar of Corporations reflecting the Company’s current name.

As stated in our Amended and Restated Certificate of Designation of Series C Preferred, each share of Series C Series C Preferred is convertible into 5 shares of Common Stock. Series C Preferred votes together with holders of Common Stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our Common Stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series C Preferred are subject to a one-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series C Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

Series D Convertible Preferred Stock

On October 18, 2021, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series D Convertible Preferred Stock” and adopted the Certificate of Designations of the Series D Convertible Preferred Stock (the “Certificate of Designations of Series D”) which authorized for issuance 100,000 shares of Series D Convertible Preferred Stock and had the stated initial stated value of US$39.00 per share (the “Series D Preferred”). On November 1, 2021, the Company offered and sold 100,000 shares of Series D Preferred to an accredited investor for the total gross proceeds of $3,900,000, in reliance upon Section 4(a)(2) of the Securities Act. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series D Preferred was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series D Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series D Preferred with the Registrar of Corporations, to correct an administrative oversight. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 100,000 shares of Series D Preferred economically, as if such holder (the “Holder”) has been the holder of 100,000 shares of Series D Preferred since November 1, 2021, the date of the purported issuance of Series D Preferred, rather than the date of the filing of the Certificate of Series D Preferred and the Amended and Restated Certificate of Series D Preferred with the Registrar of Corporations. On April 25, 2022, the Company filed the Certificate of Designation of Series D Preferred with the Registrar of Corporations, and on April 27, 2022, we filed the Amended and Restated Certificate of Designation of Series D Preferred with the Registrar of Corporations. As stated in the Amended and Restated Certificate of Designation of Series D Preferred, shares of Series D Preferred vote together with holders of shares of Common Stock on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 do 13 basis at any time following the issuance. However, the conversion is limited to the extent that no conversion may occur if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder of such shares at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock. On May 2, 2022, the Holder converted 20,000 shares of Series D Preferred into 260,000 shares of Common Stock.

Directors

The business and affairs of the Company are managed by or under the direction of our Board of Directors.

Our directors are elected by the holders of the shares representing a majority of the total voting power of the then-outstanding capital stock of the Company entitled to vote generally in the election of directors (“Voting Stock”). Our Restated Articles provide that cumulative voting shall not be used to elect directors. Each director will be elected to serve until the next annual meeting of shareholders and until his/her successor shall have been duly elected and qualified, except in the event of his/her death, resignation, removal or the earlier termination of his/her term of office.

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

Shareholder Meetings

Annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Under our Restated Articles, special meetings may be called by the board of directors, or by the secretary of the Company requested by stockholders representing certain amount of voting power. Our board of directors shall give not less than 15 days and not more than 60 days prior written notice of a shareholders’ meeting to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his/her shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect.

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

Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Restated Articles include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law. We must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our Restated Articles and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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

We initially adopted an equity incentive plan in 2018 under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, we terminated the 2018 equity incentive plan and adopted the new equity incentive plan (the “2022 Plan”). We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

To the extent that dividends paid on our Common Stock exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our Common Stock, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those common stock. Because Section 7874 of the Code has applied to treat us as a U.S. corporation only since the consummation of the Share Exchange in 2014, we may not be able to demonstrate to the IRS the extent to which a distribution on our common stock exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2021

The term “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by a company in reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2021, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in IFRS and SEC reporting requirements.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with IFRS. Our accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Board’s audit committee.

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2021.

The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of December 31, 2021 was ineffective.  We have taken, and are taking, certain actions to remediate the material weakness related to our lack of IFRS and SEC reporting experience. We engaged a consultant with IFRS knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with IFRS.

The Company continues to make efforts to implementing our existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

D.	Changes in Internal Controls over Financial Reporting

Other than discussed above, there has been no change to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Mu Ruifeng, Jin Yan and Baojun Zhu. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that audit committee financial expert is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B. CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015. Copies of our Code of Ethics are available in print, free of charge, upon request to JX Luxventure Limited，Bin Hai Da Dao No. 270，Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou，Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China. During the fiscal year ended December 31, 2021, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2020	2021
Audit Fees*	$125,000	$250,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to July 10, 2017, in lieu of an audit committee comprised of three independent directors, our audit committee was comprised of two independent members of our board of directors, namely John Sano and Matthew C. Los. On July 10, 2017, the board of directors appointed Ms. Yuet Mei Chan as an independent director and a member of the audit committee. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company and on October 25, 2020, Mr. Mu Ruifeng and Mr. Jin Yan were appointed as independent directors of the Company and member of the Audit Committee of the Company. On May 2, 2022, Yuet Mei Chan resigned from her position as independent director of the Company and on May 3, 2022, Mr. Baojun Zhu was appointed as independent directors of the Company and a member of the Audit Committee of the Company. As a result, we are in full compliance with the Nasdaq listing rules for the audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 9, 2022, the Company engaged Onestop Assurance PAC (“Onestop”) as our independent registered public accounting firm firm to audit our consolidated financial statements for the fiscal year ended December 31, 2021. Onestop replaced WWC, P.C whose engagement was terminated by us on April 9, 2022. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and WWC, P.C.

During the Company’s fiscal year ended December 31, 2020 and the subsequent interim period preceding their dismissal, there were no disagreements with WWC, P.C., whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, P.C. would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements.

The reports of WWC, P.C. on our consolidated financial statements for 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim period preceding the dismissal of WWC, P.C. there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We have filed a report on form 6-K dated April 13, 2022 (the “April 6-K Report”) containing these disclosures and provided WWC, P.C. with a copy of the disclosures contained in that 6-K report and have requested that WWW, P.C. furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from WWC, P.C. and filed a copy of the letter as an exhibit 16.1 to the April 6-K Report. This letter is included as an exhibit to this Annual Report, incorporated by reference to the April 6-K Report.

During the two most recent fiscal years and the interim periods preceding the engagement, and through the date of the April 6-K report, neither the Company nor anyone on its behalf has previously consulted with Onestop Assurance PAC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided nor oral advice was provided to the Company that Onestop Assurance PAC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph 304(a)(1)(v)) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in the Republic of the Marshall Islands (“RMI”) and our corporate governance practices are governed by applicable RMI law, our Restated Articles and bylaws. In addition, because our Common Stock is listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4*	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Report on Form 6-K filed by the registrant on October 7, 2021)
1.6	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2*	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022
2.3*

Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock , filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022

2.4*	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022
2.5*	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022
2.6*	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022
2.7*	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022
2.8*	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022
2.9*	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022
2.10*	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022
2.11*	Description of Securities
4.1	Employee Agreement with Keyan Yan, dated August 1, 2014 (incorporated by reference to Exhibit 4.13 to Shell Company Report on Form 20-F filed by the registrant on August 7, 2014)
4.2	English Translation of the Employment Agreement between the registrant and Sun Lei, dated June 22, 2021 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on June 22, 2021)
4.3	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.4	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.5	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.6	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020 (Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.7	Debt Exchange Agreement between KBS Fashion Group Limited and Keyan Yan, dated January 24, 2021 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 11, 2021)
4.8	Redacted Binding Memorandum of Understanding, dated February 26, 2021 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 26, 2021)

4.9	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
8.1*	List of the registrant’s subsidiaries
10.1	Form of Lock-up Agreement with holder of Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.2	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.3	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.4	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.5	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from WWC, P.C., Independent Registered Public Accounting Firm
15.2*	Consent from Onestop Assurance PAC, Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 13, 2022	JX Luxventure Limited

/s/ Sun Lei
Sun Lei Chief Executive Officer

JX Luxventure Limited

Consolidated Financial Statements

For the years ended December 31, 2021, 2020, and 2019

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

JX Luxventure Limited (formerly known as “KBS Fashion Group Limited”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of JX Luxventure Limited (formerly known as “KBS Fashion Group Limited”)(the “Company”) as of December 31, 2021, the related consolidated statements of operation and comprehensive loss, stockholders’ equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operation and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

Impairment Assessment of Non-Financial Assets

As described in Notes [4 and 6], the Company is required to test certain non-financial assets for impairment based on recoverability. The recoverable amount is determined based on the cash-generating-unit (CGU) to which the asset belongs. For each reporting period, management reviews the recoverable amount using discounted cash flows and determine if impairment is required. The assessment of the impairment requires significant judgement. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The audit engagement team performed extended procedures, which includes, among others, obtaining an understanding of the management’s assessment process, evaluating the reasonableness of the relevant inputs and factors used in calculating the projections, and testing the accuracy of the assessment output.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.
Singapore
May 13, 2022

PCAOB ID number: 6732

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

/s/ WWC, P.C.
WWC, P.C. Certified Public Accountants PCAOB ID number:1171

We have served as the Company’s auditor from 2016 to 2021.

San Mateo, California

May 13, 2022

JX Luxventure limited

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2021, 2020, 2019

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2021	2020	2019
Revenue	8	59,001,641	10,876,149	16,465,562
Cost of sales	9	(57,421,814)	(8,377,731)	(10,714,519)
Gross profit		1,579,827	2,498,418	5,751,043

Other income	10	406,493	418,638	291,582
Other losses	11	(9,108,459)	(2,380,594)	(1,064,588)
Distribution and selling expenses	12	(3,399,328)	(4,258,504)	(1,094,391)
Administrative expenses	13	(9,166,191)	(3,439,816)	(3,478,258)
(Loss)/profit from operations		(19,687,658)	(7,161,858)	405,388

Finance costs	14	(58,726)	(62,383)	(67,203)
		-
(Loss)/profit before tax		(19,746,384)	(7,224,241)	338,185

Income tax income/(expense)	15	(17,469,099)	1,556,824	(442,590)

Loss for the year	16	(37,215,483)	(5,667,417)	(104,405)

Other comprehensive loss
- currency translation differences		1,438,756	3,641,747	(951,780)
Total comprehensive loss for the year		(35,776,727)	(2,025,670)	(1,056,185)

Loss per share of common stock attributable to the Company
- Basic	19	(8.23)	(2.09)	(0.00)
- Diluted	19	(8.23)	(2.09)	(0.00)
Weighted average shares outstanding:
- Basic	19	4,524,345	2,712,528	2,517,491
- Diluted	19	4,524,345	2,712,528	2,517,491

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Financial Position

As at December 31, 2021, and 2020

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2021	2020
Non-current assets
Property, plant and equipment-net	20	3,798,612	2,837,609
Investment property-net	20	7,364,527	8,274,195
Prepayments and premiums under operating leases	21	2,324,695	2,339,406
Land use rights	24	380,091	604,970
Deferred tax assets	15	-	16,960,839
		13,867,925	31,017,019
Current assets
Inventories	25	1,163,896	1,854,998
Trade receivables	26	7,736,851	11,352,617
Other receivables and prepayments	26	2,328,122	1,549,001
Prepayments and premiums under operating leases	21	82,714	80,494
Cash and cash equivalents	27	12,914,914	16,621,290
		24,226,497	31,458,400
Total assets		38,094,422	62,475,419

Current liabilities
Short term bank loans	30	1,180,656	1,148,959
Trade and other payables	28	5,355,123	5,356,542
Due to related parties	29	467,568	1,132,811
Contract liabilities		218,733	257,529
Income tax payable		-	47,916
		7,222,082	7,943,757

Total liabilities		7,222,082	7,943,757

Equity
Share capital	32	590	341
Series A equity interest with preferential rights		1,240,000	-
Series C equity interest with preferential rights		1,500,000	-
Series D equity interest with preferential rights		3,120,000	-
Share premium	32	24,719,794	11,312,643
Revaluation reserve	33	184,272	184,272
Statutory surplus reserve	33	6,084,836	6,084,836
Retained profits / accumulated deficit	33	(3,959,086)	40,406,391
Foreign currency translation reserve	33	(2,018,065)	(3,456,821)
		30,872,341	54,531,662
Total liabilities and equity		38,094,423	62,475,419

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020, 2019

(Stated in U.S. Dollars)

	Share capital	Preferred A equity interest	Preferred C equity interest	Preferred D equity interest	Share premium	Revaluation reserve	Statutory surplus reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Note 32	Note 32	Note 32	Note 32	Note 32	Note 33	Note 33	Note 33	Note 33
Balance at December 31, 2018	227	-	-	-	8,000,561	184,272	6,084,836	46,178,213	(6,146,788)	54,301,321
Shares issued for stock based compensation	32	-	-	-	1,199,218	-	-	-	-	1,199,250
Loss for the year	-	-	-	-	-	-	-	(104,405)	-	(104,405)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(951,780)	(951,780)
Balance at December 31, 2019	259	-	-	-	9,199,779	184,272	6,084,836	46,073,808	(7,098,568)	54,444,386
Shares issued for stock based compensation	56	-	-	-	1,332,698	-	-	-	-	1,332,754
Shares issued for acquisition of subsidiary	26	-	-	-	780,166	-	-	-	-	780,192
Loss for the year	-	-	-	-	-	-	-	(5,667,417)	-	(5,667,417)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	3,641,747	3,641,747
Balance at December 31, 2020	341	-	-	-	11,312,643	184,272	6,084,836	40,406,391	(3,456,821)	54,531,662
Shares issued for stock based compensation	130	-	-	-	4,407,724	-	-	-	-	4,407,854
Shares issued for shareholders’ loan	67	-	-	-	809,485	-	-	-	-	809,552
Preferred shares issued		1,500,000	1,500,000	3,900,000		-	-	-	-	6,900,000
Preferred shares converted into common stock	52	(260,000)		(780,000)	1,039,948	-	-	-	-	-
Declared dividend of right					7,149,994	-	-	(7,149,994)		-
Loss for the year	-	-	-	-	-	-	-	(37,215,481)	-	(37,215,481)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	1,438,756	1,438,756
Balance at December 31, 2021	$590	$1,240,000	$1,500,000	$3,120,000	$24,719,794	184,272	6,084,836	(3,959,086)	(2,018,065)	30,872,341

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020, 2019

(Stated in U.S. Dollars)

	Year ended December 31,
	2021	2020	2019
OPERATING ACTIVITIES
Loss for the year	(37,215,483)	(5,667,417)	(104,405)
Adjustments for:
Share-based compensation	4,407,853	700,250	1,199,250
Finance cost	58,726	62,383	67,203
Interest income	(33,717)	(54,544)	(62,538)
Depreciation of property, plant and equipment & investment property	757,516	771,130	671,262
Amortization of intangible assets	14,958	13,980	13,992
Amortization of prepayments and premiums paid under operating leases	81,474	94,699	96,743
Provision/ (reversal) of inventory obsolescence	1,283	(42,884)	(145,747)
Bad debt provision of trade receivables	6,076,620	2,334,410	1,028,972
Loss/(gain) on disposal of property, plant and equipment	97,378	45,807	(2,093)
Provision of impairment loss in property, plant and equipment & investment property	2,944,979	-	-
Gain on disposal of subsidiary	(30,642)	-	-
Operating cash flows before movements in working capital	(22,839,055)	(1,742,186)	2,762,639

(Increase)/ decrease in trade and other receivables	(3,284,084)	(2,492,940)	(3,554,014)
(Increase)/ decrease in inventories	547,593	(267,472)	(219,210)
Prepayments and premiums paid under operating leases	(3,411)	210,901	709,146
Increase/ (decrease) in trade and other payables	515,003	(579,948)	(641,494)
Increase/ (decrease) in income tax payable	(175,469)	(92,321)	259,855
(Increase)/ decrease in deferred tax assets	17,463,604	(1,556,824)	124,274
NET CASH USED IN OPERATING ACTIVITIES	(7,775,819)	(6,520,790)	(558,804)

INVESTING ACTIVITIES
Interest received	33,717	54,544	62,538
Cash from acquisition of subsidiaries	-	561,424	-
Cash from disposal of a subsidiary	6,612	-	-
Proceeds on disposal of property, plant and equipment	5,400	15,704	269,975
Purchase of property, plant and equipment	(3,324,900)	(24,198)	-
NET CASH FROM INVESTING ACTIVITIES	(3,279,171)	607,474	332,513

FINANCING ACTIVITIES
Interest paid	(58,726)	(62,383)	(67,203)
New bank loans raised	-	2,173,882	1,087,839
Repayment of borrowings	-	(2,173,882)	(1,087,839)
Advance from related party	117,697	909,237	124,292
Preferred stock subscription	6,900,000	-	-
NET CASH FROM FINANCING ACTIVITIES	6,958,971	846,854	57,089

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,096,019)	(5,066,462)	(169,202)
Effects of currency translation	389,643	1,067,274	(236,423)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,621,290	20,620,478	21,026,103
CASH AND CASH EQUIVALENTS AT END OF YEAR	12,914,914	16,621,290	20,620,478

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Notes to Financial Statements

1.	GENERAL INFORMATION

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

Jin Xuan (Hainan) Holding Co., Ltd (“JX Hainan”) was incorporated in November 11, 2021. It has a registered capital of USD30,000,000. It is 100% owned by Flower Crow HK. Its business scope range from import & export to manufacturing.

Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“Jin Xuan Luxury Tourism”) was incorporated in the PRC on August 4, 2016. It is 100% owned by JX Hainan .. It has a registered capital of RMB20,000,000 and present shareholder shall pay up the registered capital prior to August 4, 2046. It operates Luxventure social platform and on-line activities.

Beijing Heyang International Travel Service Co., Ltd. (“Heyang Travel”) was incorporated in the PRC on March 29, 2018. It is 100% owned by Jin Xuan Luxury Tourism. It has a registered capital of RMB5,000,000 and the shareholder shall pay up the registered capital prior to August 1, 2060. Heyang Travel engages in tourism business and selling carrier services.

2.	GROUP ORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Effective December 13, 2021, the Company reorganized its corporate subsidiary structure in the PRC under Flower Crown Holding. As a result of the Flower Crown Holding’s China subsidiaries restructuring, the Company no longer operated those entities through a VIE structure and became the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise, the Company divested Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. under a Shares Transfer Agreement with a third party.

The Group structure as at the reporting date is as follows:

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

For the year ended December 31, 2021 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2021 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2021, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

●	Interest Rate Benchmark Reform – Phase 2

●	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

The adoption of the above new and revised standards had no significant financial effect on these financial statements.

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2021, and have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

●	Annual Improvements to IFRS Standards 2018–2020

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

●	Reference to the Conceptual Framework (Amendments to IFRS 3)

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

●	IFRS 17 Insurance contracts and amendments to IFRS 17 Insurance Contracts

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

●	Definition of Accounting Estimates (Amendments to IAS 8)

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

4.	SIGNIFCANT ACCOUNTING POLICIES

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2019	USD 1.00= RMB 6.9762	USD 1.00=RMB 6.8944
December 31, 2020	USD 1.00= RMB 6.5277	USD 1.00=RMB 6.9001
December 31, 2021	USD 1.00= RMB 6.3524	USD 1.00=RMB 6.4491

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2019	USD 1.00= HKD 7.7877	USD 1.00=HKD 7.8342
December 31, 2020	USD 1.00= HKD 7.7525	USD 1.00=HKD 7.7558
December 31, 2021	USD 1.00= HKD 7.7991	USD 1.00=HKD 7.7731

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from the sale of goods

Performance obligation is satisfied at the point in time when control of the asset is transferred to the customer, generally on delivery and acceptance of the goods. The Company presents revenues from such transactions on a gross basis in the consolidated statements of comprehensive loss, as the Company acts as a principal to take inventory risks of these goods.

Revenue from the sale of packaged group tour service

Performance obligation is satisfied when the tour service is completed, generally when the tour group successfully returned from the tour destination to the place of origination. The Company presents revenues from such transactions on a gross basis in the consolidated statements of comprehensive loss, as the Company acts as a principal to provide a package of tourism services and take a full obligation to provide such services even if the suppliers are not able to deliver service.

Revenue from reselling of air-ticket

The Company is a reseller of air-ticket, it provides value add services to its customers including guaranteed flight replacement and other financial benefits. The revenue is recognized when performance obligation has been satisfied, which could be significantly after the ticket sale. The Company recognizes gross revenue with an expense from the cost of purchasing from the supplier.

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

Value added tax (VAT)

Current standard Output VAT in effect is 13% and 6% of product sales and taxable services revenue, respectively, according to existing tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.

Period	Standard VAT rate in effect for product sales
April 1, 2019 - Current	13%
May 1, 2018 – March 31, 2019	16%

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

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2021 and 2020 amounted to zero and $47,916 respectively.

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

During the years ended December 31, 2021, 2020, and 2019, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2021, 2020, and 2019, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2020, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

During the years ended December 31, 2021, 2020, and 2019, the Company recognized impairment losses of $nil, $ nil, and $nil, respectively, for a part of its factory plant in Anhui that is not currently in use. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the factory plant has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

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

During the year ended December 31, 2021, the Company recognized impairment loss of $2,673,131 and $48,859 for Investment property and property, plants and buildings, respectively. The Company further recognized impairment loss of $ 222,989 for the two land use rights which the two properties were built on. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the two pieces of properties and land use rights has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

7.	SEGMENT REPORTING

Management currently identifies the Group’s three sales models as operating segments, which are wholesale, retail and contract manufacturing. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

	Wholesale			Retail			Subcontracting
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2021	2020	2019	2021	2020	2019	2021	2020	2019
Sales to external customers	4,593,325	8,366,144	10,308,309	367,367	446,834	571,403	-	727,797	5,585,850
Segment revenue	4,593,325	8,366,144	10,308,309	367,367	446,834	571,403	-	727,797	5,585,850
Segment gross margins/(loss)	680,241	2,053,266	3,268,945	74,701	175,632	319,706	-	102,955	2,162,393
Reconciling items	-	-	-	-	-	-	-	-	-
Profit/(loss) before tax	-	-	-	-	-	-	-	-	-
Income tax income/(expense)	-	-	-	-	-	-	-	-	-
Profit/(loss) for the year	-	-	-	-	-	-	-	-	-

(continued)

	Travel service			Cross-board business			Consolidated
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2021	2020	2019	2021	2020	2019	2021	2020	2019
Sales to external customers	51,818,166	991,929	-	2,222,782	343,445	-	59,001,641	10,876,149	16,465,562
Segment revenue	51,818,166	991,929	-	2,222,782	343,445	-	59,001,641	10,876,149	16,465,562
Segment gross margins/(loss)	541,889	96,577	-	305,822	69,988	-	1,579,827	2,498,418	5,751,043
Reconciling items	-	-	-	-	-	-	(21,326,211)	(9,722,659)	(5,412,858)
Profit/(loss) before tax	-	-	-	-	-	-	(19,746,384)	(7,224,241)	338,185
Income tax income/(expense)	-	-	-	-	-	-	(17,469,099)	1,556,824	(442,590)
Profit/(loss) for the year	-	-	-	-	-	-	(37,215,483)	(5,667,417)	(104,405)

	As of December 31, 2021
	Wholesale and Retail	Subcontracting	Travel service	cross-board products	Unallocated	Consolidated
Current assets	18,640,119	2,610,448	450,129	2,809,431	(283,630)	24,226,497
Non-current assets	2,410,407	8,111,375	674	3,345,469	-	13,867,925
Total assets	21,050,526	10,721,823	450,803	6,154,900	(283,630)	38,094,422

Current liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082
Total liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082

	As of December 31, 2020
	Wholesale and Retail	Subcontracting	Travel service	cross-board products	Unallocated	Consolidated
Current assets	25,905,492	3,448,586	528,955	854,843	720,524	31,458,400
Non-current assets	11,924,761	19,092,258	-	-	-	31,017,019
Total assets	37,830,253	22,540,844	528,955	854,843	720,524	62,475,419

Current liabilities	3,436,210	1,462,327	245,607	381,876	2,417,737	7,943,757
Total liabilities	3,436,210	1,462,327	245,607	381,876	2,417,737	7,943,757

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Year ended December 31,
	2021	2020	2019
Customer A	41,767,780	-	-
Customer B	9,439,831	-	-
Total revenue	59,001,641	8,812,979	10,308,309

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2021	2020	2019
Supplier A	-	354,710	1,270,597
Supplier B	-	483,879	2,325,926
Supplier C	-	-	504,779
Supplier D	465,031	1,232,219	1,212,778
Supplier E	593,800	1,215,155	869,365
Supplier F	-	-	1,222,864
Supplier G	650,093	1,239,805	-
Supplier H	9,586,155	-	-
Supplier I	15,551,014	-	-
Other suppliers	30,071,756	4,862,755	62,948
	56,917,850	9,388,523	7,469,257

8.	REVENUE

	Year ended December 31,
	2021	2020	2019
Apparel
- Wholesale	1,025,644	8,366,144	10,308,309
- Retail	3,935,049	446,835	571,403
	4,960,693	8,812,979	10,879,712
Subcontracting	-	727,797	5,585,850
	4,960,693	9,530,776	16,465,562
Travel service	51,818,166	991,929	-
Cross-board products	2,222,782	343,444	-
Total	59,001,641	10,876,149	16,465,562

Revenue is denominated only in USD.

9.	COST OF REVENUE

Cost of revenue for our cross-board business comprise the cost of products purchased and surcharges on purchase cost. Cost of revenue for our travel services comprise the cost of air-tickets brought from airline or the cost of services provided from local travel firms or persons.

Cost of sales for our retail and wholesale of garment business comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity.

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2021	2020	2019
Changes in inventories of finished goods and work in progress	83,112	114,905	76,800
Materials consumed in production	1,559,520	2,343,747	43,443
Purchases of finished goods	3,163,622	2,755,152	7,053,841
Labor	-	460,394	2,887,199
Depreciation	-	32,405	142,278
Rental	-	-	-
Outsourced manufacturing cost	1,299,947	1,751,272	-
Outsourced service cost	51,276,130	848,362	-
Taxes and surcharges *	32,488	22,202	130,728
Water and electricity	-	30,528	63,969
Inventory provision	(14,016)	(42,884)	42,919
Others	-	681	237,561
Foreign currency translation difference	21,011	60,967	35,781
	57,421,814	8,377,731	10,714,519

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2021	2020	2019
Government grant	-	-	6,179
Interest income on bank deposits	33,717	54,544	62,538
Other	372,776	364,094	222,865
	406,493	418,638	291,582

11.	OTHER LOSSES

	Year ended December 31,
	2021	2020	2019
Gain/(Loss) on disposals of property, plant and equipment	(97,378)	(46,184)	2,124
Foreign exchange gain	-	-	13
Gain/(loss) on disposal of a subsidiary	30,641	-	-
Bad debt provision of trade receivables	(5,224,219)	(2,334,410)	(1,028,972)
Impairment of long-lived assets	(3,812,679)	-	-
Others	(4,824)	-	(37,753)
	(9,108,459)	(2,380,594)	(1,064,588)

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2021	2020	2019
Rental	23,259	9,565	9,573
Outsourced service fee	1,212,402	-	-
Labor	186,757	160,314	170,771
Subsidy to distributors	485,649	453,906	477,779
Promotion	-	-	-
Advertisement	1,292,256	1,174,552	287,354
Covid financial aid to distributors	-	2,172,432	-
Others	199,005	287,735	148,914
	3,399,328	4,258,504	1,094,391

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2021	2020	2019
Labor	3,845,738	1,509,917	1,690,420
Audit fee	200,000	114,400	138,870
Professional and other service fee	2,666,804	16,201	18,517
Design fee	438,850	410,166	372,192
Depreciation and amortization charges	766,480	738,725	685,253
Decoration	155,665	-	-
Rental	143,787	72,960	73,021
Travelling and entertainment	213,113	76,093	17,439
Others	735,754	501,353	482,546
	9,166,191	3,439,815	3,478,258

14.	FINANCE COSTS

	Year ended December 31,
	2021	2020	2019
Interest expenses on bank borrowings
wholly repayable within one year	58,726	62,383	67,203

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2021	2020	2019
PRC enterprises income tax:
Current tax	5,495	47,916	256,808
Deferred tax	17,463,604	(1,614,740)	185,787
	17,469,099	(1,556,824)	442,595

Hongri Fujian, Anhui Kai Xin, Kim Hyun Tianjin, Jin Xuan Luxury Tourism, Flower Crown China and Heyang Travel are located in PRC and subject to the applicable enterprise income tax rate of 25%. As of December 31, 2021, 2020, and 2019, the Company had no unrecognized tax benefits.

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

The tax charge for the Company can be divided into non-PRC entities and PRC entities. As for the non-PRC entities, all the entities are expense center and not subject to any tax and also no deferred tax assets are considered. The loss for the non-PRC for the year ended December 31, 2021 is $4,639,158. The tax charge for PRC entities for the year can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Year ended December 31,
	2021	2020	2019
(Loss)/profit before tax in PRC	(15,107,226)	(7,224,241)	338,185
Tax calculated at domestic tax rates applicable to profits in PRC (2021, 2020, and 2019: 25%)	(3,776,807)	(1,806,060)	84,546
Valuation allowance on deferred tax assets	21,245,906	249,236	358,049
Tax charge for the year	17,469,099	(1,556,824)	442,595

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2021		2020		2019
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	63,509,644	16,960,839	59,616,758	14,330,463	60,645,730	14,688,829
Bad Debt provisions charged to profit or loss	6,064,120	1,516,030	(2,334,410)	583,603	(1,028,972)	257,243
Inventory provision charged to profit or loss	1,283	321	-	-	-	-
Impairment charged to profit or loss	2,944,979	736,245	-	-	-	-
Tax loss carried forward	6,102,339	1,529,706	6,227,296	1,556,824	-	-
Allowance		(21,245,906)	-	-	-	-
Effect of translation	-	502,765	-	489,949	-	(615,609)
End of the year	78,622,365	-	63,509,644	16,960,839	59,616,758	14,330,463

16.	(LOSS)/PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2021	2020	2019
Cost of inventories recognized as expenses	57,389,326	8,355,528	10,583,791
Taxes and surcharges	32,488	22,202	130,728
	57,421,814	8,377,730	10,714,519

Depreciation of property, plant and equipment	757,516	771,130	671,262
Amortization of land use rights and trademarks	14,958	13,980	13,992
Amortization of prepayments and premiums under operating leases	81,474	94,699	96,743
Provision (Reversal) of inventory obsolescence	1,283	(42,884)	(145,747
Provision of bad debt allowance	6,076,620	2,334,410	1,028,972
Provision of impairment loss in property	2,944,979	-	-
	9,876,830	3,171,335	1,665,222

17.	EMPLOYEES’ EMOLUMENTS

	Year ended December 31,
	2021	2020	2019
Salaries and other short-term benefits	1,202,852	1,741,293	2,086,041
Defined contribution benefit schemes	123,287	95,978	290,414
Total employee benefits expense (including directors’ emoluments)	1,326,139	1,837,271	2,376,455

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

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2021	2020	2019
Salaries
Yan Keyan	597,669	306,466	389,826
Sun Lei	772,000	-	-
Li Huidan	772,000	-	-
Lixia Tu	-	237,880	232,144
John Sano	-	10,350	18,600
Themis Kalapotharakos	-	82,800	148,800
Matthew Los	-	82,800	148,800
Zhongmin Zhang	-	10,350	18,600
Yuet Mei Chan	-	10,350	18,600
	2,141,669	740,996	975,370
Social Welfare
Yan Keyan	1,242	432	1,055
	1,242	432	1,055

19.	LOSS PER SHARE

	For the years ended December 31,
	2021	2020	2019
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(37,215,483)	$(5,667,417)	$(104,405)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(37,215,483)	$(5,667,417)	$(104,405)

Basic Loss Per Share Denominator
Original shares:	3,408,646	2,591,299	2,271,299
Additions from actual events:
- Issuance of common stock, weighted	1,115,699	121,229	246,192
Basic weighted average shares outstanding	4,524,345	2,712,528	2,517,491

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	4,524,345	2,712,528	2,517,491
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	4,524,345	2,712,528	2,517,491

Loss Per Share
- Basic	$(8.23)	$(2.09)	$(0.00)
- Diluted	$(8.23)	$(2.09)	$(0.00)
Weighted Average Shares Outstanding
- Basic	4,524,345	2,712,528	2,517,491
- Diluted	4,524,345	2,712,528	2,517,491

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total

COST
At December 31, 2019	16,984,763	600,620	133,486	80,777	151,317	839,026	251,731	19,041,720
Additions	23,127		2,451					25,578
Disposals		(596,568)	(7,959)	(52,528)	(735)	-	-	(657,790)
Reclassification to investment property	(10,983,012)					-	-	(10,983,012)
Translation adjustment	1,167,115	41,272	9,172	5,551	10,397	57,654	17,298	1,308,459
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

DEPRECIATION AND IMPAIRMENT
At December 31, 2019	(11,134,883)	(530,840)	(109,220)	(67,925)	(141,745)	(721,410)	(251,731)	(12,957,754)
Provided for the year	(317,378）	(20,777)	(25,503)	(190)	(9,150)	(27,024)	-	(400,022)
Eliminated upon disposal of assets	-	542,770	7,163	42,174	662	-	-	592,769
Depreciation reclassified to investment property	1,761,758	-	-	-	-	-	-	1,761,758
Impairment reclassified to investment property	5,996,302	-	-	-	-	-	-	5,996,302
Translation adjustment	(765,139)	(36,477)	(7,505)	(4,668)	(9,740)	(49,572)	(17,298)	(890,399)
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)

CARRYING AMOUNT
At December 31, 2020	2,732,653	-	2,086	3,191	1,006	98,675	-	2,837,609
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612

Impairment loss charged for the years ended December 31, 2021, 2020, and 2019 were $48,859, $nil, and $nil, respectively. The detail estimation of such impairment provision is explained in note 6.

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	20 years	10%
Machinery	5 years	10%
Office equipment	5 years	10%
Motor vehicles	5 years	10%
Furniture and fixtures	5 years	10%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were pledged as security for the outstanding bank loans as set forth in note 30.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2021	2020
Opening balance at 1 January	24,118,655	12,291,058
Acquisitions	-	-
Capitalized subsequent expenditure	-	-
Classified as held for sale or disposals	-	-
Transfer (to)/from inventories and owner-occupied property	5,487,395	10,983,012
Translation adjustment	748,918	(844,585)
Closing balance at 31 December	30,354,968	24,118,655

DEPRECIATION AND IMPAIRMENT	2021	2020
Opening balance at 1 January	(15,844,460)	(7,191,880)
Provided for the year	(540,273)	(400,328)
Eliminated upon disposal of assets	-	-
Impairment for the year	(2,673,131)	-
Transfer to/(from) inventories and owner-occupied property	(3,394,864)	(7,758,060)
Translation adjustment	(537,712)	(494,192)
Closing balance at 31 December	(22,990,440)	(15,844,460)

CARRYING AMOUNT	2021	2020
Closing balance at 31 December	7,364,527	8,274,195

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2020	2,336,471
additions for the year	21,739
charge for the year	(94,699)
translation adjustment	156,389
At December 31, 2020	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409

Analyzed for reporting purposes as:

	As at December 31,
	2021	2020
Current asset	82,714	80,494
Non-current asset	2,324,695	2,339,406
	2,407,409	2,419,900

22.	PREPAYMENT FOR CONSTRUCTION OF NEW PLANT

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

As at December 31, 2021, the carrying amount of the prepayment for construction of new plant is as follows:

As at December 31, 2021
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

As at December 31, 2021, the carrying amount of the prepayment for acquisition of land use right is as follows:

As at December 31, 2021
Prepaid in 2010	6,039,930
Impairment loss:	(1,265,867)
4,774,063
Impairment loss in 2016:	(4,659,838)
Translation adjustment:	(114,225)
-

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2020	687,732
additions for the year	-
translation adjustment	47,258
At December 31, 2020	734,990
additions for the year	-
translation adjustment	20,277
At December 31, 2021	755,267

AMORTIZATION
At January 1, 2020	(107,832)
charge for the year	(13,980)
translation adjustment	(8,208)
At December 31, 2020	(130,020)
charge for the year	(14,958)
Impairment	(222,989)
translation adjustment	(7,209)
At December 31, 2021	(375,176)

CARRYING AMOUNTS
At December 31, 2020	604,970
At December 31, 2021	380,091

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

All the land use rights mentioned above were owned by Anhui Kaixin.

The land use right is comprised of the following:

Location	Expiry date of tenure	Land area (m2)
Longshan Road, Economic development District, Taihu County	2062-05-23	2,440
Longshan Road, Economic development District, Taihu County	2061-11-06	7,405

25.	INVENTORIES

	As at December 31,
	2021	2020
Raw materials	773,180	1,247,087
Finished goods	392,018	607,911
Provision for obsolete inventories	(1,302)	-
	1,163,896	1,854,998

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2021	2020
Trade receivables	18,952,763	16,276,263
Bad debt provision for trade receivables	(11,215,912)	(4,923,646)
	7,736,851	11,352,617

	As at December 31,
	2021	2020
Other receivables	344,437	124,684
Prepayments	1,983,685	1,424,317
	2,328,122	1,549,001

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Prepayments include advances to suppliers, prepaid expenses and prepaid income tax.

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2021	2020
Current	2,629,433	5,223,618
Past due for less than 4 months	1,411,252	3,852,158
Past due for more than 4 months	14,912,078	7,200,487
	18,952,763	16,276,263

The Group allows an average credit period of 120 -180 days to its trade customers. For the overdue trade receivable, the Company provided a bad debt allowance amounting to $11,215,912 and $4,923,646 as of December 31, 2021 and 2020, respectively. The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2021	2020
As at January 1	4,923,646	2,299,558
Provision provided in the year	6,076,620	2,334,410
Translation adjustment	215,646	289,678
As at December 31	11,215,912	4,923,646

Among the amounts of trade receivables, $2,180,406 and $1,874,193 of output VAT was included as of December 31, 2021 and 2020, respectively.

27.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2021	2020
Cash on hand	9,470	6,603
Bank deposits	12,905,444	16,590,797
Other monetary funds	-	23,890
	12,914,914	16,621,290

	As at December 31,
	2020	2020
Renminbi	12,914,834	16,620,458
Hong Kong Dollars	80	12
United States Dollars	-	820
	12,914,914	16,621,290

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2021 carry interest at market rates which ranged from 0.30% to 0.40% (2020: 0.30%-0.40%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

28.	TRADE AND OTHER PAYABLES

	As at December 31,
	2021	2020
Trade payables	297,033	276,719
Employee benefits payable	148,232	149,358
Accrual and other payables	1,811,262	1,816,095
Subtotal financial liabilities	2,256,527	2,242,172
Other taxes payable	3,098,596	3,114,370
	5,355,123	5,356,542

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2021	2020
Current	294,938	275,569
Past due for less than 4 months	2,046	1,103
Past due for over 4 months	49	47
	297,033	276,719

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

29.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	Co-chairman of the Board of Directors and interim Chief Financial Officer
Chen, Bizhen	Wife of Yan, Keyan
Sun, Lei	Chief Executive Officer
Li Huidan	Co-chairman of the Board of Directors

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2021	2020
Yan, Keyan	Borrowing of funds	36,697	826,422
Sun, Lei	Borrowing of funds	430,871	306,389
		467,568	1,132,811

Related parties payables were unsecured, non-interest bearing and repayment on demand.

(3) Significant related parties transactions between the Group and the above related parties:

During 2021, Mr. Yan and Ms. Chen provided personal guarantees for the loans as set forth in Note 30.

During 2021, the Company issued 674,626 shares to Mr. Yan to repurchase his loan to the Company, with value of $809,551.

During 2021, the Company issued 550,000 shares to 3 Directors for their compensation as below:

Name	Shares issued	Value
Yan, Keyan	150,000	$579,000
Sun, Lei	200,000	772,000
Li Huidan	200,000	772,000
	550,000	$2,123,000

*	The Company entered into a lease arrangement for office space with this related party in 2010. The breakdown of the commitment to the lease is disclosed in note 34.

30.	SHORT-TERM BANK LOANS

	As at December 31,
	2021	2020
Secured bank borrowings	1,180,656	1,148,959
Carrying amount repayable within 1 year	1,180,656	1,148,959

The borrowings are fixed-rate and denominated in RMB.

Bank loans	Amount USD	Period		Interest rate	Mortgage	Personal guarantee
#1	1,180,656	4/26/2021	4/25/2022	5.39%	Land use right and buildings	Yan, Keyan/Chen, Bizhen
	1,180,656

31.	RIGHTS

On March 12, 2021, the Company announced the authorization and declaration of a dividend distribution of one right for each outstanding share of common stock, par value $0.0001 per share, of the Company to stockholders of record as of the close of business on March 31, 2021. Each Right will entitle the holder to purchase, for the Exercise Price of $50, 0.00667 of a share of Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Preferred Stock is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

If an Acquiring Person obtains beneficial ownership of 15 percent or more of the Common Stock, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. All Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be void.

In general, if anyone acquires 15% or more of the common stock of the Company, the Rights will give rights holders, other than the Acquiring Person, to buy common stock at lower price to significantly dilute the Acquiring Person. The Board adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15 percent or more of the shares of Common Stock without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board.

As of December 31, 2021, there are 4,233,272 rights issued and outstanding. The number of the rights since issued has not been changed.

The Company classified the Rights as permanent equity in the consolidated balance sheets because they are convertible to preferred B share which are further convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The fair value of the rights was determined using a Black-Scholes model. This model requires the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can materially affect the estimate of fair value of the rights and the Company’s results of operations could be impacted. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term, and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using the volatility rates of market index.

The inputs to the model were as follows:

December 31, 2021
Exercise price	50
Dividend yield	-
Risk-free rate	1.54%
Expected term (in years)	10
Expected volatility	79.68%

32.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2019	2,591,299	259	9,199,779
Issuance of shares	817,347	82	2,112,864
Shares outstanding as December 31, 2020	3,408,646	341	11,312,643
Issuance of shares	2,491,247	249	6,257,155
Issuance of rights	-	-	7,149,995
Shares outstanding as December 31, 2021	5,899,893	590	24,719,793

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2021	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2019	2,591,299	$259	$9,199,779
Issue and fully paid common shares of US$0.0001 as at December 31, 2020	3,408,646	341	$11,312,643
Issue and fully paid common shares of US$0.0001 as at December 31, 2021	5,899,893	590	$24,719,794

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors.

On April 8, 2021, the Company issued 1,500,000 shares of our newly-designated Series A Convertible Preferred Stock to a single investor for total subscription proceeds of $1,500,000. Each Series A Convertible Preferred Stock features a stated value of $1.00 and is convertible to 1 share of our common stock at any time after 6 months from the date of issue. All shares of common stock issuable upon conversion of the Series A Preferred Stock are subject to a two-year lock-up agreement running from the initial closing of the financing.

On September 1, 2021, the Company issued 150,000 shares of our newly-designated Series C Convertible Preferred Stock to Sun Lei, our Chief Executive Officer for total subscription proceeds of $1,500,000 of a private offering. A Series C Convertible Preferred Stock features a stated value of $10.00 and is convertible to shares of our common stock on a 1 do 5 basis at any time after 6 months from the date of issue. Series C Convertible Preferred Stock votes together without common stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series C Preferred Stock are subject to a one-year lock-up agreement running from the initial closing of the financing.

On November 1, 2021, the “Company closed the private placement offering (the “Offering”) of its newly-designated Series D Convertible Preferred Stock, par value $0.0001 per share (“Series D Convertible Preferred Stock”), in which the Company issued 100,000 shares of Series D Convertible Preferred Stock (the “Shares”) for the total gross proceeds of $3,900,000. As stated in the Certificate of Designation, shares of Series D Convertible Preferred Stock vote together with holders of shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 do 13 basis at any time following the issuance.

Holders of Series A, C and D Convertible Preferred Stock converted certain preferred stock to common stock during 2021. Following table shows the changes of the preferred stock during 2021:

	Preferred A		Preferred C		Preferred D
	shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2020	-	-	-	-	-	-
New issued during the year	1,500,000	1,500,000	150,000	1,500,000	100,000	3,900,000
Converted to common stock	(260,000)	(260,000)	-	-	(20,000)	(780,000)
At December 31, 2021	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs.

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

On February 12, 2021, the Company granted an aggregate of 674,626 shares of common stock to Mr. Yan Keyan, Co-Chairman of the Board to repurchase his loan to the Company with value of $809,551。

On March 4, 2021, the Company issued 150,000 shares to employee for service to the Company.

On June 4, 2021, the Company issued 16,621 shares for a legal service to the Company.

On September 7, 2021, the Company issued 650,000 registered shares of common stock pursuant to Equity Incentive Plan to the executive officers, directors and certain employees as compensations for their services.

On October 1, 2021, the Company issued 360,000 shares to employees for their services to the Company.

On December 8, 2021, the Company issued 120,000 shares to employees for their compensation.

On October 19, 2021 and November 15, 2021, the Company issued 260,000 shares each for Preferred A shares and Preferred D shares conversion, respectively.

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

The statutory surplus reserve of the Group amounts to $6,084,836 and $6,084,836 at December 31, 2021 and 2020, respectively. The statutory surplus reserve of the Group is related to Hongri Fujian and Anhui Kaixin.

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2021	December 31, 2020
Total borrowing	1,180,656	1,148,959
Less: cash and cash equivalents	(12,914,914)	(16,621,290)
Net debt	(11,734,258)	(15,472,331)
Total equity	30,872,341	54,531,662
Total capital	19,138,083	39,059,331
Gearing ratio	(38)%	(28)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2021, our accumulated other comprehensive loss was $(2.1) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

The Group’s exposure to credit risk on trade receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, the outstanding balance of the five largest customers represented approximately 41% of the trade receivables of the Group at December 31, 2021 (2020: 41%). In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2021 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2021

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,180,656	-	1,180,656
Trade and other payables	5,355,123	-	5,355,123
Related parties payables	467,568	-	467,568
Total	7,003,347	-	7,003,347

As at December 31, 2020

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,148,959	-	1,148,959
Trade and other payables	5,356,542	-	5,356,542
Related parties payables	1,132,811	-	1,132,811
Total	7,638,312	-	7,638,312

6.	Fair value

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

During the years ended December 31, 2021 and 2020, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 31.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2021	As at December 31, 2020
Contracted and authorized, in RMB	440,851,273	440,851,273
Contracted and authorized, in USD	69,399,168	63,193,611

(2)	As at December 31, 2021, the Company had lease commitments as follows:

	As at December 31,
	2021	2020
Within 1 year	113,095	85,549
2-5 years	330,856	231,370
Thereafter	1,993,837	2,108,036
	2,437,788	2,424,955

The amount of $113,095 as of December 31, 2021 represents leases of 3 offices and one warehouse. There is no contingent rent payable for all of the leases. All leases are within one year except for one of the offices, which is leased by a related party as disclosed in note 29. The commitment pertains to this particular lease is as follows:

	As at December 31,
	2021	2020
Within 1 year	82,714	77,123
2-5 years	330,856	231,370
Thereafter	1,993,837	2,108,036
	2,407,407	2,416,529

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

No Significant subsequent event was identified by the Company.

* * * * *