Form 20-F
period 2022-12-31
JX Luxventure Ltd
filed 2023-05-12
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

Tel: + (86) 595 8889 6198

Fax: (86) 595 8850 5328

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	JXJT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 6,063,192.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Year Ended December 31, 2022

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Limited, a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014]

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., a direct wholly-owned subsidiary of Hongri International, which was our indirect wholly-owned subsidiary organized in the PRC until October 19, 2022];

●	“Hongri International” are to Hongri International Holdings Limited, a company organized in the BVI, was our wholly-owned subsidiary until October 19, 2022;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

●	“Flower Crown” are to Flower Crown Holding, which is our wholly-owned subsidiary organized in Cayman Islands.

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, which is a direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary organized in Hong Kong.

●	“Kim Hyun Tianjin” are to Kim Hyun Technology (Tianjin) Co., Ltd., which is a direct wholly-owned subsidiary of Flower Crown HK and our indirect wholly owned subsidiary organized in PRC.

●	“JX Hainan” or “WOFE” are to Jin Xuan (Hainan) Holding Co., Ltd, which is our wholly owned subsidiary organized in PRC.

●	“Jin Xuan Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, which is a limited liability company organized in PRC and wholly owned by the WFOE.

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which is a wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this annual report on Form 20-F (the “Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this Annual Report.

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

On April 26, 2023, the Company effected a one-for-ten (1-for-10) reverse stock split of the Company’s issued and outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”). Previously, on February 9, 2017, the Company effective a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding shares of Common Stock. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this Annual Report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to these reverse stock splits.

v

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision.

In addition to the other information included in this annual report, including the matters addressed in the section of the annual report entitled “Cautionary Note Regarding Forward-Looking Statements” and in our financial statements and the related notes, you should consider carefully the risks described below. The risks and uncertainties described below are not the only risks and uncertainties we may face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial could also negatively affect our business, financial condition, results of operations, prospects, profits and stock prices. If any of the risks described below actually occur, our business, financial condition, results of operations, prospects, profits and stock prices could be materially adversely affected.

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

RISKS RELATED TO OUR BUSINESS

Risks Related to our Cross-Border Merchandise and Tourism Industries

Our industry is highly competitive and we may not be able to compete successfully against current and future competitors. If we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

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

As we continue to expand our cross-border merchandise and tourism business, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

●	managing our operational, administrative and financial capabilities and other resources;

●	managing our brand portfolio, including further expanding our products and services;

●	expanding marketing channels and deepening end customer outreaches;

●	staying abreast of the evolving industry demands and market developments and catering to end users’ changing tastes of our business customers;

●	developing and applying technologies necessary to support our expanded operations;

●	effectively managing our supply chain;

●	responding to changes in the regulatory environment;

●	exploring new market opportunities; and

●	addressing other challenges resulting from our expansion.

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

We mainly depend on our brand portfolio to scale our business, attract and retain our business customers. Our Luxventure portfolio, which covers cross border merchandise and tourism products, seamlessly connected various brands from our suppliers. Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

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

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconducts or other improper activities committed by our directors, officers, employees, agents and other business partners;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and other business partners;

●	complaints from our business customers about our products and services;

●	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;

●	governmental and regulatory investigations, penalties or claims resulting from misconduct of our business partners,

●	or our failure to comply with applicable laws and regulations;

●	negative publicity and claims asserted against our brand partners, especially any product quality issues of our

●	brand partners’ products; and

●	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

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

Cross-border merchandise and tourism business are subject to rapid technological changes and innovations. Our technologies may become obsolete or insufficient.

The nature of our business is subject to rapid technological changes, and we may have difficulties in following and adapting to technological changes in the industry in a timely and cost-effective manner, which could impact every key aspect of our business. New technologies developed and introduced by our competitors could render our products and services less attractive or obsolete, thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

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

Order cancelation as well as merchandise return and exchange policies may adversely affect our business and the results of operations.

We allow our business customers to cancel orders within a fixed amount of time after the payment and to return products, subject to our return policy. Our order cancelation rate and product return rate may fluctuate or even increase in the future due to various factors, many of which are beyond our control. In addition, as we diversify our marketing efforts and expand to more sales channels, our order cancelation rate and product return rate may further increase. Moreover, our products might be damaged during transit from time to time, especially during international transportation, which increases the return rate and harms our brands as well. If the rate of order cancelation or product returns increases significantly, our inventory turnovers and cash flow could be adversely affected, and thus harm our financial condition and operating results.

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

Our scale and business model requires us to manage a large volume of inventory effectively. Our forecast on demands may significantly differ from actual demands. Demands may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in business consumer spending patterns, changes in business consumer tastes with respect to our products and other factors, and our business consumers may not purchase products in the quantities that we expect. We may not be able to return unsold products to our suppliers unless the products are defective or otherwise agreed with our suppliers.

On the other hand, if we underestimate demand and thus run short of inventory, our growth may be adversely affected due to lower sales volume and unsatisfied shopping experiences.

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

If we fail to obtain requisite approvals or licenses or fail to comply with other regulatory requirements applicable to our operations, we may be subject to administrative penalties and our business and operating results could be adversely affected.

Our business is subject to general business regulations governing cross-borders and tourism industries. We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

After consulting our PRC legal counsel, Beijing Dacheng Law Offices LLP (Haikou), we believe we and our PRC subsidiaries have obtained all necessary licenses and approvals required for our operations in China, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services.

However, any failure, or perceived failure, by us to comply with any of these requirements could result in damage to our reputation, a loss in business, and proceedings or actions against us which could be costly and disrupt our overall operations. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. Any of these events may have a material and adverse effect on our business, financial condition and results of operations.

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

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

We believe that our technology solution provides solutions for cross-border operations management and is innovative and reliable tool for businesses engaged in international commerce. However, we face uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the technology solution industry is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our existing customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. In addition, we may not be able to keep track of the latest market developments in the IT industry and to provide relevant new products and solutions to the evolving market demand. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost- effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our technology solution model is dependent on providing our customers with secure, reliable and high-quality services. Maintaining the security and availability of our infrastructure, systems, platform, network, and the security of information and data we hold is a critical issue for us and our customers. Attacks on our customers and our own network may be frequent and may happen in a variety of forms, including infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. Since our customers share our multi-tenant architecture, material attacks on any one of our customers could have a negative effect on other customers. These attacks may also significantly increase the bandwidth used on our platform and strain our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

●	lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

●	lead to interruptions or degradation of performance in our platform, products and solutions;

●	threaten our ability to provide our customers with access to our platform, products and solutions, and negatively affect our abilities to retain existing customers;

●	generate negative publicity about us;

●	result in litigation and increased legal liability or fines; or

●	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. Security incidents or attacks on our infrastructure would be damaging to our reputation and could harm our business.

Our use of licensed third-party or open-source software could negatively affect our ability to provide consistent online experiences.

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.  Although we have implemented policies to regulate the use and incorporation of open-source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In addition, we use open-source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

Moreover, we use third-party technology and systems in a variety of technical and operational aspects of our business, including encryption and authentication technology, employee email, content delivery to customers, back-office support, among others. Similar security risks exist with respect to such third-parties. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party suppliers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Chinese or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and platform. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Moreover, our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in China and other countries in which we operate or locate our assets. Substantially all access to the internet in China is maintained through certain telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the internet through qualified international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate or locate our assets. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage. We also have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our margins could be adversely affected.

Other Risks Related to Our Business

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

In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly. The precautionary steps we have taken for protecting our rights may be inadequate. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, other widespread health epidemics or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The recent COVID-19 pandemic adversely affected many businesses in China, including the Company’s business. As China implemented nationwide efforts to contain the spread of the novel coronavirus, particularly. during 2021 and 2022, when the most severe additional lockdowns were implemented, including lockdowns in Hainan Island. These lockdowns had a significant impact on our operations, particularly on Hainan Island, where we are based. As a result of the lockdown on Hainan Island, Chinese customs were closed, preventing the sanitization and inspection of imported products for potential COVID-19 contamination. This effectively halted our cross-border operations. The global spread of COVID-19 also affected our sales. This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021 because of government-enforced lockdowns.

Our business is also vulnerable to natural disasters, such as snowstorms, earthquakes, fires or floods, and other calamities, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, or internet failures, which could adversely affect our business, financial condition, and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having any contagious disease, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general and our industry as a whole.

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

The success of our business depends significantly on our senior management. In particular, we rely on the expertise, experience and vision of Ms. Sun Lei, our Chief Executive Officer, Interim Chief Financial Officer, co-Chairwoman and director. If she becomes unable or unwilling to continue to contribute her services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. Competition for discovering and signing talents in cross-border merchandise and tourism industries in China is intense, and the availability of suitable and qualified candidates in China is limited. In order to compete for talents, we may need to offer higher compensation, better trainings, more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. There can be no assurance that we will be able to retain a qualified workforce necessary to support our future growth. Furthermore, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

We may be subject to claims, disputes, litigation, allegations, complaints and investigations and other legal and administrative proceedings from time to time arising out of our operations, some of which may be caused by activities of our customers or the content of their websites and other internet properties, and our reputation and operations may be adversely affected.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business. We and our management may be subject to claims, disputes, lawsuits, investigations and other legal and administrative proceedings incidental to the conduct of our business from time to time. We have not been subject to and are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, material adverse effects on our financial position or profitability. Any claims against us or our management, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity.

Through our network, we provide a wide variety of products that enable our customers to exchange information, conduct business, and engage in various online activities both domestically and internationally. Our customers may use our platform and products in violation of applicable law or in violation of our terms of service or the customer’s own policies. The existing laws relating to the liability of providers of online products and services for activities of their users are highly unsettled and in flux both within China and internationally. We may be subject to lawsuits and/or liability arising from the conduct of our customers from time to time. Additionally, the conduct of our customers may subject us to regulatory enforcement actions and/or liability. We may be a defendant in a number of lawsuits both in China and abroad, alleging copyright infringement based on content that is made available through our customers’ websites. There can be no assurance that we will not face litigation or regulatory enforcement actions in the future or that we will prevail in any litigation we may face. An adverse decision in one or more of these lawsuits or enforcement action could materially and adversely affect our business, results of operations, and financial condition.

Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. These claims could be asserted under a variety of laws, including but not limited to the intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, and employee benefit laws. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We might also be involved in governmental investigations of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new business customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

The estimates of market opportunity and forecasts of market growth in this Annual Report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

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

Leakage or misappropriation of know-how, confidential information and trade secrets from unauthorized copying, use or disclosure could have an adverse impact on our reputation and operations.

During the course of providing our services, we may have access to and be entrusted with information that is confidential in nature, such as information that relates to our customers’ systems, operations, raw data or affairs. While we have adopted measures to protect the confidentiality of our customers’ information, including our internal control manual and the nondisclosure arrangements with our employees, there is no assurance that the steps taken by us will successfully prevent any leakage or misappropriation of confidential information of our customers. Any leakage or misappropriation of confidential information of our customers could expose us to complaints or claims, which may materially and adversely affect our reputation and business operations. In addition, we seek to protect our know-how, confidential information and trade secrets, in part, by entering into non-disclosure and confidentiality agreements or other means to such effect, with parties who have access to them, such as our employees. Despite these efforts, any of these parties may breach such agreements, intentionally or unintentionally and disclose our proprietary information and we may not be aware of or able to obtain adequate remedies for such breaches. The unauthorized disclosure and/or misappropriation of trade secrets is difficult to detect and/or to prove. As such, it is difficult, expensive and time-consuming to establish trade secret misappropriation claims, with no guarantee of success or adequate remedies. Such disclosures could also lead to a loss of trade secret protection, which could materially and adversely affect our business, competitive position, financial conditions and results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

Because we conduct substantially all of our business operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As a company that conducts substantially of its business operations in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly, and to risks associated with complying with these laws and regulations. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq Capital Market or future offerings of our securities in the U.S. and could result in a material adverse change in our operations and the value of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), and on December 18, 2020, the HFCAA was signed into law. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The HFCAA, among other things, directs the SEC to prohibit trading on U.S. stock exchanges and in the U.S. over-the-counter markets the securities of foreign-based companies if their financial statements are audited by accounting firms that the PCAOB determines it has been unable to inspect or investigate completely for a period of two consecutive audit years (“Non-Inspection Years”), because of a position taken by the authorities in a foreign jurisdiction in which the accounting firms are based (each accounting firm so determined by the PCAOB, a “PCAOB-Identified Firm”).

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Onestop Assurance PAC (“Onestop”) is a Singapore-based independent public accounting firm; it is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the CSRC, MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Our auditor, Onestop, is a Singapore-based independent public accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and is subject to laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers.

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

Our business belongs to the cross-border merchandise and tourism industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the advice of PRC counsel, Beijing Dacheng Law Offices LLP (Haikou), and our understanding of currently applicable PRC laws and regulations, we are not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of shares of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations.

Recently, the Chinese government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China. This included, among other actions, the adoption of new measures to extend the scope of cybersecurity reviews, and the expansion of efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, it is highly uncertain (a) how soon legislative or administrative regulation-making bodies in China will respond to them, (b) what existing or new laws or regulations will be modified or promulgated, if any, or (c) what impact such modified or new laws and regulations will have on the Company’s daily business operations or our ability to accept foreign investments and continue listing our Common Stock on an U.S. securities exchange.

In particular, we face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and users’ attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation. Any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing in foreign countries. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments), or the Draft Administration Regulations on Cyber Data Security, which provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when the data processors who process personal information of at least one million users apply for a “foreign” listing. However, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. As of the date of this Annual Report, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 people intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this Annual Report, we have not been involved in any investigations, nor have we received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition, which creates the risk that any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government also has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

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

The global macroeconomic environment is facing challenges. Although the Chinese economy has grown steadily in the past decade, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The ongoing war between Russian and Ukraine has escalated global geopolitical tensions when Russia launched a large-scale land invasion into Ukraine in February 2022. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. We engage in cross border merchandise and tourism business and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

 Uncertainties with respect to the PRC legal system could adversely affect us.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and the diversion of resources and management attention.

 PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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

Some of our shareholders that we are aware of are subject to SAFE regulations, but we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Marshall Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of future securities offerings to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment FIEs to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, uncertainties still exist in relation to its interpretation and implementation.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC ability of subsidiaries to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

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

We have no direct business operations other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depend upon the receipts of dividends or other payments from our operating subsidiaries, other holdings, and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency, and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for conversion of RMB into U.S. dollars may reduce the amount received by the U.S. stockholders upon conversion of dividend payments into U.S. dollars.

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

Potential Chinese governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Administration Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or collectively the Draft Rules Regarding Overseas Listing, which were published for public comments only with the comment period expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas market.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures and its supporting guidelines, reiterate the basic principles of the Draft Rules Regarding Overseas Listing and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete the filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, which was promulgated on February 17, 2023 and became effective on the same day, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been approved) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those issuers that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

However, since the Trial Measures were newly promulgated, their interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any subsequent offerings, listing or any other capital raising activities, which may subject us to additional compliance requirements in the future, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. If we do not complete any required record-filing or if we incorrectly conclude that record-filing is not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or record-filing for any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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

As of the date of this report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

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

RISKS RELATED TO OUR SECURITIES

The Nasdaq Capital Market imposes listing standards on our Common Stock that may be difficult to fulfill, thereby leading to a possible delisting of our Common Stock. We are currently facing such risk.

Our Common Stock is traded and listed on the Nasdaq Capital Market under the symbol “JXJT.” We are required to comply with all continued listing requirements, including among other things, a minimum bid price of $1.00 per share of Common Stock (the “Minimum Bid Requirement”), minimum shareholder’ equity. certain major corporate transactions, the composition of our Board of Directors and committees thereof. The failure to meet these Nasdaq Capital Market continued listing requirements may result in the delisting of our Common Stock from the Nasdaq Capital Market, which could adversely affect the liquidity and market price thereof. On October 24, 2022, the Company received its first letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. The Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 24, 2023. While on April 26, 2023, the Company effected a 1-for-10 reverse stock split of its outstanding shares of Common Stock (the “Reverse Stock Split”) in order to regain compliance with the Minimum Bid Requirement, however, the Company did not regain compliance with the Minimum Bid Requirements by April 24, 2023, as required by the Notice. On April 25, 2023, the Company received the determination letter from Nasdaq (the “Determination Letter”) notifying it that, unless the Company requested an appeal of that determination to a Nasdaq Hearings Panel, the Staff would schedule the Company’s securities for delisting from the Nasdaq Capital Market and would suspend trading of the Company’s Common Stock at the opening of business on May 4, 2023 due to the Company’s failure to regain compliance with the Minimum Bid Requirement. On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On April 27, 2023, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing for May 25, 2023. This hearing request will stay the suspension of the Company’s securities and the filing of Form 25-NSE pending the Nasdaq Hearings Panel’s decision.

As of the date of this Annual Report, the Company believes that it regained compliance with the Minimum Bid Requirements, as its Common Stock has had a closing bid price of over $1.00 for more than 10 consecutive business days. Upon the filing of this Annual Report, we will submit a request to the Hearing Panel to evaluate the Company’s compliance with the Minimum Bid Requirement and other continued listing requirements for trading on the Nasdaq Capital Market. However, there is no assurance that Nasdaq Qualification and the Hearing Panel determine that as of the date of this Annual Report, the Company is in full compliance with all requirements.

We also cannot ensure you that we will continue to comply with all requirements for continued listing on the Nasdaq Capital Market in the future. If we fail to maintain these Nasdaq listing requirements, our Common Stock will be delisted. If our Common Stock is no longer listed on The Nasdaq Capital Market, our shares would likely trade on the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from Nasdaq, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from Nasdaq may cause our shares of Common Stock to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on Nasdaq. The market price of our Common Stock is currently higher than $1.00 per share. However, because the daily trading volume in our Common Stock is very low, significant price movement can be caused by the trading in a relatively small number of shares. Therefore, were we to be delisted from Nasdaq Capital Market, our Common Stock may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

The market price of our Common Stock may be volatile or may decline regardless of our operating performance based on numerous factors, many of which are beyond our control.

There are numerous additional factors, many of which are beyond our control, that may cause the market price of our Common Stock to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; speculation about our business in the press or the investment community;

●	significant developments relating to our relationships with our customers or suppliers;

●	customer demand for our products;

●	investor perceptions of our industry in general and our company in particular;

●	the operating and stock performance of comparable companies;

●	general economic conditions and trends;

●	major catastrophic events;

●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	changes in accounting standards, policies, guidance, interpretation or principles;

●	loss of external funding sources;

●	sales of our shares, including sales by our directors, officers or significant shareholders; and

●	additions or departures of key personnel.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Common Stock, the price of our Common Stock and trading volume could decline.

The trading market for our Common Stock may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Common Stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Common Stock and the trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors the Board deems relevant.

We have granted, and may continue to grant, stock-based awards to Key Employees and Consultants, which will increase our share-based compensation and may have an adverse effect on our results of operations.

In order to compete for talents, we may need to offer higher compensation to our key and consultants, including granting awards under our current equity incentive plan, which may include the grant of shares of restricted common stocks. We have adopted various equity incentive plans, including the 2018 Equity Incentive Plan, the 2022 Plan, and the most recent, the New 2022 EIP. In addition, we granted a performance-based stock awards to our Chief Executive Officer, Chief Financial Officer, co-chairwoman and director. We believe the granting of stock-based awards is important to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

During the fiscal year ended December 2022, we provided a stock-based compensation to our key employees and by granting awards under our 2022 Plan and, upon its termination, under the New 2022 EIP pursuant to registration statements on Form S-8. The issuance of such shares resulted in a deduction in our profit although there is no cash paid out. However, such deduction in profit makes our financial performance looks less attractive to the investor and cause difficulties to raise sufficient capital to support our business.

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

As of the date of this Annual Report, we have 6,063,192 shares of Common Stock outstanding. Many of these shares were either recently registered in the registration statements on Form S-8 pursuant to our equity incentive plans or will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our Common Stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the Common Stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our Common Stock being offered for sale to increase, the market price of our Common Stock would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

Our Amended and Restated Articles of Incorporation, as amended (the “Restated Articles”) permit our Board to issue up to five million shares of preferred stock with a par value of $0.0001 (the “Preferred Stock”) from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock, including voting rights and conversion rights, could be used to restrict our ability to merge with, or sell assets to, a third party. As of the date of this Annual Report, the Company has created and designated the following series of the Preferred Stock: (i) Series A Convertible Preferred Stock: (ii) Series B Participating Preferred Stock; (iii) Series C Convertible Preferred Stock; and (iv) Series D Convertible Preferred Stock. Sun Lei, our Chief Executive Officer, Interim Financial Officer, co-chairwoman and director, holds 150,000 shares of Series C Convertible Preferred Stock that are convertible into 75,000 shares of our Common Stock, 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 124,000 shares of Common Stock, and 80,000 shares of Series D Preferred Stock, convertible into 104,000 shares of Common Stock. The ability of the Board to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of shares of our Common Stock.

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

The address of the Company’s principal executive office is Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China

On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), with KBS International, Hongri International, a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International (each, a “Principal Stockholder”). The Exchange Agreement was subsequently amended on June 21, 2014. The transactions contemplated in the Exchange Agreement (the “Share Exchange”) were closed on August 1, 2014. At the closing, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the shares of Common Stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International.

On October 31, 2014, we amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

On February 3, 2017, the Company effected a one-for-fifteen reverse stock split of the Company’s issued and outstanding Common Stock. Our Common Stock began trading on the NASDAQ Stock Market on a split-adjusted basis when the market opened on February 9, 2017.

On December 9, 2020, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Flower Crown Holding, a corporation organized under the laws of the Cayman Islands (the “Flower Crown”), and the shareholders of Flower Crown (each a “FC Shareholder” and collectively the “FC Shareholders”), to acquire all the issued and outstanding ordinary shares of Flower Crown in exchange for the issuance to the FC Shareholders an aggregate of 25,913 shares of our Common Stock (the “Share Exchange”). The Share Exchange transaction was closed on December 21, 2020 and as a result, Flower Crown is now our wholly-owned subsidiary.

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

Concurrently with the conclusion of the Share Exchange Agreement on December 9, 2020, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Ms. Sun Lei, who at that time was Chief Executive Officer and a director of the Company, which provided for the issuance of an aggregate of 23,321 shares of the Company (the “Purchased Shares”) in exchange for making payments on behalf of the Company for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000 (“Stock Purchase”). The Stock Purchase transaction was closed on December 21, 2020. Pursuant to the term of the Stock Purchase Agreement, the Purchased Shares were held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement and released in every 6 months, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. As of the date of this Annual Report, 100% of the Purchased Shares were released from escrow under this Stock Purchase Agreement.

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

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2021, we closed a Share Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Beijing Heyang”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

The reorganization was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock.

Following the reorganization, our corporate structure between December 13, 2021 and October 19, 2022 was as follows:

On January 11, 2022, the Board, by unanimous written consent, in accordance with the Company’s Bylaws and the terms of the 2018 Equity Incentive Plan, and the BCA, terminated the Company’s 2018 Equity Incentive Plan and adopted the 2022 JX Luxventure Equity Incentive Plan (the “2022 Plan”), which provides for up to 1,000,000 shares of our Common Stock that may be issued under the 2022 Plan. The 2022 Plan was approved by the holders of 60.4% of the total issued and outstanding capital stock of the Company on the same day.

On February 11, 2022, the Company filed the Registration Statement on Form S-8, in which it registered 400,000 shares of our Common Stock issuable under the 2022 Plan. On July 13, 2022, the Company filed another Registration Statement on Form S-8, in which it registered the remaining 600,000 shares of Common Stock issuable under the 2022 Plan. These registration statements became effective upon filing. Between February 12, 2022, and October 25, 2022, the Company issued all of the 1,000,000 shares of Common Stock available for issuance under the 2022 Plan.

On April 9, 2022, the Company dismissed its independent registered public accounting firm, WWC, P.C. The Board of Directors of the Company approved the dismissal of WWC, P.C. and approved the engagement of Onestop Assurance PAC as our independent registered public accounting firm. Onestop audited the Company’s financial statements for the year ended December 31, 2021 and 2022, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) for foreign private issuers and the PCAOB.

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

On May 22, 2022, the Board granted 100,000 shares of the Company’s Common Stock to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “2021 Employment Agreement”).

On June 22, 2022, the Board authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Mr. Lei, our Chief Executive Officer of Company (the “Share Repurchase Program”). Pursuant to the Repurchase Program, Mrs. Lei will not sell the shares in the public market for at least two years. As of the date of this Annual Report, Ms. Lei completed the Repurchase Program. Purchase to the Repurchase Program, she acquired in private negotiated transactions 152,000 shares of Common Stock, at the total purchase price of $1,780,000; 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 124,000 shares of Common Stock at the total purchase price of $1,240,000; and 80,000 shares of Series D Convertible Preferred Stock, convertible into 104 shares of Common Stock at the purchase price of $2,080,000.

On July 12, 2022, the Company entered into a new Employment Agreement with Sun Lei (the “2022 Employment Agreement”). The 2022 Employment Agreement has a term of one (1) year. Pursuant to the terms of the 2022 Employment Agreement, Sun Lei shall receive cash compensation of USD1.00 and stock compensation, the amount of which will be based upon the Company’s achievements, as to be reported on this Annual Report for the fiscal year ended December 22, 2022.

Company Revenue	Number of Common Stock
US$59,000,0000 - US$99,999,999	2,500 Shares
US$100,000,000 or more	5,000 Shares

Profit (Loss) Margin from Operation
A 5% - 9% improvement compared to 2021	5,000 Shares
A 10% - 19% improvement compared to 2021	7,5000 Shares
A 20% or more improvement compared to 2021	10,000 Shares

Profit from Non-Menswear operation
Achieve profitability on an adjusted basis	5,000 Shares

The 2022 Employment Agreement has been approved by unanimous written consent of the Board and by written consent of holders of a majority of the total issued and outstanding capital stock of the Company.

Recent Developments

On October 19, 2022, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (the “Purchaser”) and closed the transaction (the “Closing”) pursuant to the terms of the Stock Purchase Agreement (the “Sale and Purchase Transaction”), resulting in the Company’s sale of 20,000 shares of common stock of Hongri International, constituting all of the issued and outstanding capital stock of Hongri International, to the Purchaser, in consideration for $10,000,000 (the “Purchase Price”).

At the Closing, the Purchaser issued to the Company a 5% promissory note in the principal amount of $10,000,000, in payment of the Purchase Price (the “Note”). The Note is payable in four installments, on the following dates and in the following amounts: (a) $1,000,000, together with an accrued interest, is payable on or before November 19, 2022; (b) $2,000,000, together with an accrued interest, is payable on or before April 19, 2023; (c) $3,000,000, together with an accrued interest, is payable on or before April 19, 2024, and (d) the remaining $4,000,000, together with an accrued interest, is payable on or before October 19, 2024. As further inducement of the Company to enter into the Stock Purchase Agreement and to sell the Shares to the Purchaser on the terms of the Stock Purchase Agreement, on the Closing, the Purchaser and the Company entered into and executed a Pledge and Security Agreement (the “Pledge Agreement”), pursuant to which the Purchaser, as the Borrower under the Note, granted the Company a first priority security interest in the Shares of Hongri. As of the date of this Annual Report, the Purchaser made two payments in the amount of $3,000,000, as required under the Note.

Prior to the Closing, Hongri International was a wholly-owned subsidiary of the Company through which the Company operated its menswear business. As a result of the Closing, the Company no longer operates menswear business segment, and Hongri International and its wholly-owned subsidiaries, France Cock (China) Limited, a Hong-Kong company that owned Company’s trademarks, including “KBS” and “Kabiniao,” Roller Rome Limited (“Roller Rome”), a BVI company, Vast Billion Investment Limited, a Hong Kong company, Hongri PRC, and Anhui Kai Xin Apparel Company Limited, a PRC company, are no longer the subsidiaries of the Company. Currently, the Company has the following corporate structure:

JX Luxventure Limited (JXJT)
A Marshall Island Company
100%
Flower Crown Holding ("Flower Crown")
A Cayman Island Company
100%
Flower Crown (China) Holding Group Co., Limited
("Flower Crown HK")
A Hong Kong company
100%
Jin Xuan (Hainan) Holding Co., Ltd.
("JX Hainan" or "Hainan WOFE")
A PRC company
100%
Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd.
("JX Luxury Tourism")
A PRC company
100%
Beijing Heyang International Travel Service Co., Ltd.
("Heyang Travel")
A PRC company

On October 26, 2022, the Board, acting by unanimous consent, in accordance with applicable provisions of the Marshall Island Business Corporations Act (“BCA”) and the Company’s Bylaws, terminated the 2022 Plan and adopted a new 2022 Equity Incentive Plan (the “New 2022 EIP”), replacing the 2022 Plan, effective immediately. On the same date, the holders of 75% of the total issued and outstanding capital stock of the Company entitled to vote therein, acting by written consent, approved and authorized the terms and provisions of the New 2022 EIP, in accordance with the applicable provisions of the BCA and the Company’s Bylaws.

The maximum aggregate number of shares of Common Stock, issuable under the New 2022 EIP is four million (4,000,000) shares, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding. On November 4, 2022, the Company filed a new S-8 Registration Statement, registering 2,000,000 shares out of the total 4,000,000 shares of Common Stock, available to be issued under the New 2022 EIP. On December 12, 2022, the Company registered the remaining 2,000,000 shares of Common Stock available to be issued under the New 2022 EIP under another S-8 Registration Statement.

On October 24, 2022, the Company received the initial letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, based upon the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the $1.00 per share minimum bid price for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). The Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 24, 2023, as set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”), to regain compliance with Minimum Bid Requirement.

On March 24, 2023, the Board and holders of a majority of the Company’s voting power of the outstanding capital stock, approved, by written consent in lieu of a meeting (a) a reverse stock split of the Company’s outstanding common stock, $0.0001 par value per share (the “Common Stock”) in a ratio of not less than 1-for-5 and not more than 1-for-15 (the “Split Range”) and granted the Board the ultimate authority to determine the exact split ratio of the reverse stock split within the Split Range, and (b) the form, terms, and provisions of an Amendment to the Amended and Restated Articles of Incorporation (the “Amendment”). On April 17, 2023, the Board determined that, based on the market price of the Company’s Common Stock, a 1-for-10 split ratio would be appropriate (the “Reverse Stock Split”). On April 25, 2023, the Company filed the Amendment to the Restated Articles with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, implementing the Reverse Stock Split. Upon the opening of the market on April 26, 2023, the Company’s common stock began trading on the Nasdaq Capital Market on a post-split basis. Since that date, the Company’s common stock has continually traded well above the Minimum Bid Requirement. However, the Company did not regain compliance with the Minimum Bid Requirement by April 24, 2023, as required by the Notice.

On April 25, 2023, the Company received a Staff Determination Letter (the “Determination Letter”) from the Listing Qualifications Department of Nasdaq notifying it that, unless the Company requested an appeal of that determination to a Nasdaq Hearings Panel, the Staff would schedule the Company’s securities for delisting from The Nasdaq Capital Market and would suspend trading of the Company’s common stock at the opening of business on May 4, 2023 due to the Company’s failure to regain compliance with the Minimum Bid Requirement. On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On April 27, 2023, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing for May 25, 2023.  This hearing request will stay the suspension of the Company’s securities and the filing of Form 25-NSE pending the Nasdaq Hearings Panel’s decision. On May 10, 2023, our Common Stock traded for over $1.00 for ten consecutive business days. We will request the Hearing Panel to evaluate the Company’s compliance with the Minimum Bid Requirement and other continued listing requirements for trading on the Nasdaq Capital Market. However, there is no assurance that Nasdaq Qualification and the Hearing Panel determine that as of the date of this Annual Report, the Company is in full compliance with all continued listing requirements.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Our web site address is http://www.jxluxventure.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

B. Business Overview

We are a holding company incorporated in Marshall Islands that conducts substantially all of its business operations in China. Following the sale of our wholly-owned subsidiary, Hongri International and its wholly-owned subsidiaries, through which the Company previously operated its menswear business, we divested our menswear business and have consistently focused our business operations on the tourism sector and supplying related products, including technology solutions, to business partners in China, both online and offline.

We believe that the significant growth and success of our business operations since 2020 can be attributed to the high quality of our employees, our ability to offer our business clients high-end travel products full range of services related to luxury tourism and supplemental services to reduce their total cost of procurement and ensuring that our clients receive the high-quality professional assistance they need.

We operate in the following operating segments of business:

1) Airline tickets and tourism services.

2) Software Solution for Tourism Cross-border operation and

3) Tourism Cross-border Merchandise. The focus on our technology solution has enabled us to achieve significant growth since 2020 by facilitating tourism cross-border commerce and offering services in tourism and airline tickets.

Our website is www.jxluxventure.com.

Our Mission

Our mission is to provide outstanding value to our clients and to enhance their satisfaction. We believe that we have and will maintain a competitive edge in the evolving travel industry that will help us to remain at the forefront of the evolving travel industry. based on our reliability, our dedication to deliver professional high-quality value that contributes to the success and growth of our clients and our comprehensive approach to procurement, package design, and distribution of our products and services.

Our Strategy

To achieve this goal, we implement the following strategy:

●	Strategic Partnerships: We continuously seek new opportunities to forge mutually beneficial partnerships with airlines and other stakeholders in the travel industry, further enhancing our service offerings.

●	Technology Advancements: Our investment in cutting-edge software solutions enables us to streamline processes, optimize pricing, and ultimately deliver superior travel experiences to our clients’ end-users.

●	Customer Support: We prioritize providing high-quality customer support, ensuring that our business clients receive the assistance they need to address any challenges that may arise during their partnership with us.

●	Market Analysis: Our team of experts constantly monitors market trends and industry developments, allowing us to adapt and innovate our offerings to meet the evolving needs of our clients.

Since December 2021, our subsidiaries engaged in the following transactions related to cross-border merchandise, the software solution for tourism cross-border operations, and travel services and products with our business clients and partners:

On December 30, 2021, Flower Crown (China) Holding Group Co., Limited. (“Flower Crown”), entered into a Global Shopping E-Commerce Open Platform Store Service Agreement (the “E-Commerce Service Agreement”) with Global Premium Buy (Macau) Limited (“GPBL”). Pursuant to the E-Commerce Service Agreement, Flower Crown has opened online stores on GPBL’s platform and engages in product sharing on content platforms operated by GPBL’s affiliates, which include “Tik Tok”, “Dou Yin”, “Xigua” and “Tik Tok Volcano Edition”.

On December 27, 2021, JX Luxventure (Hainan) Digital Technology Co., Ltd. closed a Real Estate Transaction Contract with a non-affiliate, acquiring a piece of commercial real estate of 240 square meters for cross-border operations for the amount of USD $2,338,464 based upon the appraisal report.

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

On March 10, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”) entered into and executed a Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty Free Merchandize (the “Agreement”) with Aikayun Technology (Hainan) Co., Ltd. (“Aikayun”). Pursuant to the Agreement, JX Hainan will have the exclusive right to distribute cross-border products from Japan in the Hainan Island in the amount of up to RMB1,000,000,000.

On March 21, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan), entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Chongqing E-Pet Technology Co., Ltd. (“Chongqing E-Pet”), one of the major operators of online cross-border pet-food shopping platform in China. Pursuant to the Agreement, Chongqing E-Pet will purchase from JX Hainan cross-border pet foods in the amount up to USD60,000,000 to be distributed on the platforms operated by Chongqing E-Pet.

On March 31, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Ragdoll International Trading Co., Ltd. (“Ragdoll”), an E-commerce platform operator. Pursuant to the Agreement, Ragdoll will purchase from JX Hainan cross-border pet foods in the amount of up to USD30,000,000 to be distributed on the platforms operated by Ragdoll.

On May 21, 2022, Beijing Heyang International Travel Service Co., Ltd. (“Beijing HITC”) entered and executed a Group Airline Ticket Framework Agreement (the “Agreement”) with Tianjin China Travel International Travel Service Co., Ltd. (“Tianjin CTITC”). Pursuant to the Agreement, Tianjin CTITC will purchase from Beijing HITC airline tickets in the amount of up to US$10,000,000.

On June 1, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”) entered into and executed a Technology Consulting Agreement (the “Agreement”) with Tianjin City Wei Ka Technology Co., Ltd. (“Tianjin Wei Ka”). Pursuant to the Agreement, JX Hainan will provide technology consulting services to Tianjin Wei Ka by delivering a solution for a non-fungible token (NFT)-based virtual human host to be used on live stream platforms.

On June 17, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”) entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Hainan Douxing Cultural Media Co., Ltd. (“Hainan Douxing”), one of the major live stream content providers with over 30 A list live streamers and reaches over 30,000,000 followers in China. Pursuant to the Agreement, Hainan Douxing will sell JX Hainan cross-border merchandise, including cosmetics and skincare products, in the amount up to USD30,000,000 on the live-stream E-commerce shows hosted by Hainan Douxing.

On July 26, 2022, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”), entered into and executed a Cooperation Agreement (the “Agreement”) with Kaiwo International Trading Co. Ltd. (“Kaiwo”). Pursuant to the Agreement, Kaiwo will sell high-end foreign luxury automobiles supplied by JX Hainan in the amount of up to USD50,000,000.

On October 3, 2022, Flower Crown (China) Holding Group Co., Ltd. (“JXFC”) entered into and executed a Strategic Cooperation Agreement (the “Agreement”) with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. (“HS Zhongli”), a leading distributor of pet products in China, for the sale, marketing and distribution of JXFC’s pet food products by HS Zhongli. The Agreement provides that the target annual sales amount of JXFC’s pet food products is $20,000,000 and if HS Zhongli achieves this targeted annual sales amount, the Agreement will be automatically renewed for an additional year.

Competition:

We face intense competition in the cross-border merchandise and tourism industries from large suppliers and wholesalers of a broad range of services, including tourism and travel-related products. These companies maintain or develop self-distribution systems for their businesses and have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share. We also face intense competition from mass merchandisers and rapidly growing alternative retail channels, such as Internet-based retailers that offer a broad range of products and services and home delivery services. Among our competitors are FASTENAL (NYSE:FAST), SYSCO (NYSE:SYY) and United Natural Foods (NASDAQ: UNFI).

The primary competitive factors in the tourism services and cross-border merchandise business include price, service level, product quality, variety, convenience, and consistency of service, availability and other value-added services. Competitive strategies vary based on many factors, such as the competitor’s format, strengths, weaknesses, pricing, and sales focus.

Our Revenue Model Business Segments

Airline Tickets and Tourism Services

We are a well-known supplier of airline tickets, catering to the needs of our esteemed business customers. Our tourism products provide luxury travel experience packages, designed exclusively for online platforms operated by our distinguished business clients. Our current roster of prominent partners includes industry frontrunners such as 51books.com and Beijing Jiuzhou Skyline International Travel Service Co., Ltd. We have successfully forged agreements with 37 airline operators within China, encompassing a significant portion of the market. Among our top clients are leading industry players such as Guangzhou Kanghui International Travel Agency Co., Ltd and CITIC International Travel.

We provide more compelling, bundled travel experience packages that cater to a diverse range of our business customer needs, among which are travel packages that are designed exclusively for online platforms operated by our distinguished business clients, to ensure seamless integration with their online platforms and streamlined distribution to their end-users.

Our comprehensive process for curating these luxury travel packages includes the following key steps:

●	Tailored Travel Packages: We carefully design travel packages that cater to diverse consumer interests and preferences, ensuring our clients can offer unique, memorable experiences to their end-users.

●	Strategic Partnerships: We forge strong relationships with airlines and other travel industry stakeholders, enabling us to secure competitive pricing for our clients.

●	Cutting-Edge Technology: Our software solution streamlines the booking and management processes for our clients, enhancing the overall travel experience for their end-users.

●	Procurement of Luxury Assets: We carefully select and procure non-refundable time allocations from our exclusive network of luxury service providers, including top-tier automobile and yacht companies.

●	Package Design and Curation: Our team of experienced professionals thoughtfully combines these luxury assets to create unique, all-encompassing luxury experiences tailored to the diverse preferences and expectations of our clients’ end-users.

●	Supply and Distribution: We efficiently supply these high-end travel products to our business clients, ensuring seamless integration with their online platforms and streamlined distribution to their end-users.

In our commitment to maintaining strong relationships with our business clients and partners, we assume all risks associated with the non-refundable nature of our purchases, making it easier for our business clients to offer luxury experiences to their end-user customers. That process evidences our dedication to the success of our business clients and ensures a seamless customer experience for their end-users. For example, if end-users of our business clients fail to complete a purchase or request a return, we are fully committed to providing a full refund of the purchase price and assuming all risks associated with this return.

Technology Solution for Tourism Cross-Border Operations:

Our software solution for tourism cross-border operations management is a comprehensive, innovative, and reliable tool for businesses engaged in international commerce. By combining advanced features with a client-centric revenue model, we can foster long-lasting relationships with our business partners while positioning ourselves as a software solution provider uniquely tailored for tourism cross-border operations management, designed to provide businesses with a robust, user-friendly, and efficient platform for managing their international commerce activities. The software solution streamlines product monitoring and distribution processes and offers a range of features and capabilities that enhance overall operational efficiency.

Our software solution comprises two primary components:

1)	the Sourcing Solution which empowers us to accurately forecast market trends and offer competitive pricing to our business clients; and

2)	the Business Solution which provides small to medium-sized business partners with a comprehensive platform to streamline merchandise operations and enhance customer engagement.

Our Business Solution has been recognized by the Hainan Province’s Cross-border Merchandise Association (CMA) as the standard solutions for its members, thus further solidifying its status as a reliable and innovative solution for businesses engaged in tourism cross-border commerce. Our current largest client is Hainan Province’s Cross-border Merchandise Association, a testament to the software’s efficacy and value in the marketplace.

Our Software Solution provides the following benefits:

●	Real-Time Inventory Management: Our software solution allows merchants to track product inventory levels in real-time, enabling them to make informed decisions regarding procurement and distribution, ultimately minimizing stockouts and excess inventory.

●	Order Processing and Fulfillment: The software solution facilitates seamless order processing and fulfillment, ensuring timely delivery of products to customers and enhancing customer satisfaction.

●	Compliance and Regulatory Support: Our software solution is equipped with tools to help businesses navigate complex cross-border regulatory requirements, ensuring compliance with various international trade laws and regulations.

●	Data Analytics and Reporting: The software solution provides advanced data analytics and reporting capabilities, empowering merchants with valuable insights into their cross-border operations. These insights can be used to identify areas for improvement, optimize processes, and drive overall business growth.

●	Scalability and Flexibility: Our software solution is designed to scale alongside businesses as they grow, allowing them to easily expand their cross-border operations without being hindered by software limitations.

Our revenue model is strategically structured to promote widespread adoption of our software and encourage long-term customer commitment. The first year of use is offered free of charge, allowing clients to fully experience the benefits of our platform without incurring upfront costs. Following this trial period, clients transition to a licensing payment model, which generates a steady, recurring revenue stream for our company while providing ongoing support, updates, and enhancements for our clients.

Tourism Cross-border merchandise

The Company is a supplier of a broad range of high-quality tourism cross-border merchandise to business clients that operate online and offline platforms, while simultaneously leveraging cutting-edge technology to optimize operations and support their ongoing success. The Company specializes in sourcing unique, high-quality Flower Crown Products from a diverse network of international and domestic third-party suppliers. We have adopted a strategic approach to managing tourism cross-border merchandise, ensuring that our business customers have access to a diverse range of high-quality products. By adopting advanced solutions such as AI-based analysis and state-of-the-art warehouse management software, we can create a more efficient supply chain, mitigate risks associated with excess inventory, and ultimately ensure our clients’ sustained growth in the competitive market.

Our current top three business customers are Chongqing E-Pet Technology Co., Ltd., Kaiwo International Trading Co. Ltd. and Southern Airlines cross-border e-commerce.

Our diverse product portfolios encompass

1) health care products;

2) personal care products;

3) cosmetics;

4) maternal and child products;

5) pet-related products;

6) universal cuisine,

7) universal household products and

8) Pre-owned Electric Cars.

Our comprehensive process involves procuring items from reputable third-party suppliers, storing them securely in our warehouse facilities, and then efficiently distributing these products to our valued business clients. We implement the same approach to our customers as the approach purchases made from third-party manufacturers are non-refundable, which means that we assume all risks associated with the tourism cross-border merchandise we acquire. We believe that we have a niche in this area of cross-border merchandise, which is based on our significant experience in meticulously curating and offering customized high-end luxury products and services to our clients that encompass various offerings, such as exclusive access to our extensive network of luxury automobiles and yachts.

Our Competitive Strengths and Growth Strategy

The key aspects of our cross-border Products Supply strategy include:

●	Rigorous Supplier Selection: We prioritize building relationships with reputable suppliers that consistently deliver high-quality products.

●	Extensive Product Offerings: Our diverse product range is designed to cater to the varying needs and preferences of our clients’ end-users.

●	Competitive Pricing: Our focus on maintaining cost-effective supply chains enables us to provide our clients with attractive pricing structures, ensuring their success in the market.

To maintain our competitive edge in the rapidly evolving market, we have implemented several advanced technologies and innovative strategies, including:

AI-Based Analysis Program: This cutting-edge system identifies emerging trends in tourism cross-border merchandise, enabling us to stay ahead of the curve and ensure our business customers have access to the latest, most sought-after products available in the market. By leveraging artificial intelligence, we can make more informed decisions about which products to source and supply, ultimately driving the success of our clients.

State-of-the-Art Warehouse Management Software: Our custom-developed warehouse management system allows our business customers to monitor real-time inventory levels, streamlining the supply chain process and ensuring optimal efficiency. This advanced software solution not only enhances transparency but also fosters trust and collaboration between our company and our clients.

Innovative Excess Inventory Management: Our unique approach to addressing the challenge of surplus inventory involves a dynamic warehouse management system that facilitates the sharing of unsold merchandise among our business clients. If a client is unable to sell the full amount of tourism cross-border merchandise supplied by us during a single live stream event, as an example, our system enables other customers to view the unsold items and place orders accordingly. This strategic use of technology significantly reduces the risks associated with excess inventory, resulting in a more efficient and streamlined supply chain for all parties involved.

Description of Property

Properties We Lease

We currently lease additional spaces as indicated below:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Hainan Ousheng Investment Co., Ltd*	Jin Xuan Luxury Tourism	No. 270 Binhai Avenue, Langqinwan International Hot Spring Resort Complex, 3rd Floor, Room 302, Haikou, Hainan Provin	0	$0	August 20, 2020 to Parties decide to terminate	Office
Lin Yongxue*	Jin Xuan Luxury Tourism	Room 1201, Floor 12, Building A, Lingao Creative Industrial Park Phase III, Xiqing District, Tianjin	N/A	$14,435 (RMB99,996)	January 4, 2021 to June 30, 2023	Office
Li Jinping	Jin Xuan Luxury Tourism	Building 5, Entrance 1, Room 101, Baofu 9th Courtyard Project, Intersection of Weijin South Road and Suijiang Road, Xiqing District, Tianjin	0	$0	June 29, 2022 to June 30 2024	Office
Lu Liyou*	Jin Xuan Luxury Tourism	608, Block A, Jingji Riverside Times, Binhe Avenue, Futian District, Shenzhen	238	$59,077 (RMB384,000)	June 8, 2021 to June 7, 2023	Office
Sun Lei	Heyang Travel	E-33, Low-rise Residential European Style, A09-2C Area, Clear Water Bay Tourism Resort, Yingzhou Town, Lingshui County, Hainan Province	0	0	Feb 1, 2023 to Jan 31, 2026	Office
Li Yilong	Heyang Travel	E-33, Low-rise Residential European	0	0	Jan 1, 2022 to Dec 31, 2024	Office
Li Jinping	Heyang Travel	Building 5, Entrance 1, Room 102, Baofu 9th Courtyard Project, Intersection of Weijin South Road and Suijiang Road, Xiqing District, Tianjin	0	0	May 30, 2022 to May 29, 2024	Office

*	Hainan Ousheng Investment Co., Ltd ,Lin Yongxue and Lu Liyou are not a related party to the Company.

Business Employees

As of the date of this Annual Report, the Company, its subsidiaries and PRC operating entities have a total of 170 employees, including 55 full time employees and 115 part time employees, and have no independent contractors.

We believe our employees’ compensation packages are competitive and we have created a merit-based work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. Pursuant to PRC regulations, we are required to contribute specific percentage of salaries, bonuses, and allowances (up to a maximum amount, specified by local governmental regulations) to the employee benefit plan. As of the date of this Annual Report, we have made adequate social insurance and housing fund contributions for all employees as required by PRC regulations.

We enter into standard labor agreements with our full-time employees with standard confidentiality and non-compete provisions. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes, which may have, or have had in the recent past, material adverse effects on our financial position or profitability.

Intellectual Property

Our business is dependent on a combination of trademarks, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. Upon acquisition of Flower Crown, we have applied for several trademarks, all of which are pending approval by the Trademark Office of China National Intellectual Property Administration (“Trademark Office”). Set forth below is a detailed description of our trademarks:

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

Impact of the COVID-19 pandemic

The impact of the COVID-19 pandemic on the Company’s business has been severe, widespread and continues to evolve. The recent COVID-19 pandemic adversely affected many businesses in China. China implemented nationwide efforts to contain the spread of the novel coronavirus, particularly. during 2021 and 2022, when the most severe additional lockdowns were implemented, including lockdowns in Hainan Island. These lockdowns had a significant impact on our operations, particularly on Hainan Island, where we are based. As a result of the lockdown on Hainan Island, Chinese customs were closed, preventing the sanitization and inspection of imported products for potential COVID-19 contamination. This effectively halted our cross-border operations. The global spread of COVID-19 also affected our sales. This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021 because of government-enforced lockdowns.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

REGULATIONS RELATING TO FOREIGN INVESTMENT

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both domestic companies and foreign-invested companies. Prior to January 1, 2020, the fundamental laws governing the foreign-invested enterprises were the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC, and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and regulations. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (ⅳ) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC (the “Implementing Rules”), with effect from January 1, 2020 to ensure the effective implementation of the Foreign Investment Law. The Implementing Rules provide that foreign-invested enterprises that invest in the PRC shall be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules stipulate that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. “Pre-entry national treatment” means the treatment given to foreign investors and their investment at the market accessing stage being not less favorable than that given to domestic investors and their investment. “Negative list” means the special administrative measures stipulated by the State for foreign investment’s access to specific areas. Foreign investors shall not invest in any area where foreign investment is prohibited as set out in the negative list; foreign investors shall meet the conditions prescribed in the negative list before investing in any area where foreign investment is restricted. Thus, the PRC grants national treatment to foreign investment outside the negative list. The currently effective negative list is published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021, which became effective on January 1, 2022 (the “2021 Negative List”).

Except for the regulations on market entry, the Foreign Investment Law and the Implementing Rules undertake to protect the investment, incomes and other legitimate rights and interests of foreign investors in China. The Foreign Investment Law and the Implementing Rules allow foreign investors’ profits, capital gains, intellectual property royalties and other gains to be freely remitted outward in accordance with the law. It also contains provisions aiming to promote foreign investment, including that the State’s policies supporting enterprise development are equally applicable to foreign-invested enterprises in accordance with the law.

In terms of foreign-invested enterprises established according to the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC or the Wholly Foreign-invested Enterprise Law of the PRC before the implementation of the Foreign Investment Law, the Foreign Investment Law provides that they may maintain their original organization forms within five years after the implementation of the Foreign Investment Law.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the Ministry of Commerce shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

REGULATIONS RELATING TO OVERSEAS LISTING

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission (the “CSRC”), promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect on September 6, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which will become effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas securities offering and listing of PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control, having been investigated or penalized by overseas securities regulatory authorities or other competent authorities, converting the listing status or listing board, or voluntary or forced delisting of the issuer(s) which have completed overseas offerings and listings.

In addition, the Overseas Listing Trial Measures provide that an overseas listing or offering is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, a contemplated offering and/or listing on the U.S. stock exchange has been declared effective) for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC.

According to the Overseas Listing Trail Measures, where a PRC domestic company fails to fulfill filing procedure in respect of its overseas offering and listing, the CSRC may order rectification, issue warnings to such PRC domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly responsible person-in-charge and other directly responsible persons of such PRC domestic company may be warned and imposed a fine up to RMB 5,000,000, and the controlling shareholders and the actual controllers of such PRC domestic company that organize or instruct the aforementioned violations shall be imposed a fine up to RMB10,000,000. Further, if the PRC domestic company that is not an Existing Issuer fails to fulfill the required filing procedure, such an issuer may ultimately be forced to delist its securities that have already been listed. In addition, since the Overseas Listing Trial Measures and relevant guidelines were newly promulgated, their interpretation, application and enforcement remain unclear. Any failure of us to fully comply with the Overseas Listing Trail Measures may significantly limit or completely hinder our ability to offer or continue to offer our securities, hinder our ability to remain listed on Nasdaq or any other U.S. securities exchange, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause shares of our Common Stock to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

REGULATIONS RELATING TO CYBERSECURITY AND DATA SECURITY

According to the Cybersecurity Law of the PRC (the “Cybersecurity Law”) which was promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on November 7, 2016 and came into effect on June 1, 2017, network operators shall take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The Cybersecurity Law also stipulates that the China adopts classified system for cybersecurity protection, under which network operators are required to fulfil relevant obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the previous version. Pursuant to these measures, the purchase of network products and services by a critical information infrastructure operator or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing in foreign countries. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also sets out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” refer to any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), with effect from September 1, 2021. The Data Security Law establishes a data classification and hierarchical protection system depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used. Under the Data Security Law, critical information infrastructure operators shall be subject to the Cybersecurity Law in connection with the cross-border transfer of important data collected and generated through their operations in China; and the cross-border transfer of important data collected and generated by other data processors shall be subject to the administrative measures adopted by the CAC in conjunction with other competent departments.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, a data processor shall declare security assessment for its outbound data transfer if: (i)where a data processor provides critical data abroad;(ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) any other circumstances prescribed by the CAC.

On November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comments) (the “Draft Network Data Security Regulations”). The Draft Internet Data Security Regulations cover a wide range of internet data security issues, including the supervision and management of data security in the PRC, and apply to situations using networks to carry out data processing activities. The Draft Network Data Security Regulations set out general guidelines covering subjects including protection of personal information, security of important data, security management of cross-border data transmission, obligations of internet platform operators, supervision and management, and legal liabilities of internet data security. The Draft Network Data Security Regulations also require a data processor to apply to the CAC for cybersecurity review if it process the personal information of more than one million individuals and goes listing in foreign countries. As of the date of this Annual Report, the Draft Network Data Security Regulations were released for public comment only, and the provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

REGULATIONS RELATING TO PRIVACY PROTECTION

The Civil Code of the PRC, issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021, provides legal basis for privacy and personal information infringement claims under the Chinese civil laws.

Criminal Law of the PRC, as amended on December 26, 2020, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

According to the Personal Information Protection Law of the PRC which was promulgated by the SCNPC on August 20, 2021 and came into effect on November 1, 2021, personal information shall be handled in accordance with the principles of lawfulness, legitimacy, necessity and good faith, and it is not allowed to handle personal information by misleading, fraud, coercion or otherwise. It creates a range of compliance obligations and sets forth specific requirements on protection of electronic and non-electronic information which is related to identified or identifiable natural persons.

According to the Law of the PRC on the Protection of Minors (2020 Revision), which was promulgated by the SCNPC on October 17, 2020 and came into effect on June 1, 2021, information processors shall obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14 via the internet. In addition, information processors must promptly take measures to correct or delete the personal information of minors if alerted by the minors, parents or other guardians.

REGULATIONS ON LAND OR PROPERTY USE

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was last amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Regulations for Implementation of the Land Administration Law of the PRC which was last amended on July 2, 2021 and came into effect on September 1, 2021. According to the Land Administration Law and its regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Construction entities shall use state-owned land according to the stipulations of the land use right assignment contract or according to the provisions of the approval documents relevant to the allocation of land use rights. The conversion of the construction purposes of the land shall receive the consent of the competent land administrative authority and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration department before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may subject to fines or other penalties, including potentially being required by the relevant land administrative authority to return the land.

REGULATIONS RELATING TO LEASING

Pursuant to the Law on Administration of Urban Real Estate of the PRC which took effect in January 1, 1995 with the latest amendment in August 26, 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Pursuant to Administrative Measures on Leasing of Commodity Housing which were promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, the lessor and the lessee shall complete property leasing registration and filing formalities within 30 days from execution of the property lease contract with competent authority, otherwise individuals or organizations who violate the provision shall be ordered to make correction within a stipulated period. Where the individual or organization failed to make correction within the stipulated period, a fine shall be imposed.

REGULATIONS RELATING TO INTELLECTUAL PROPERTY

Regulations on Copyright

Pursuant to the Copyright Law of the PRC (the “Copyright Law”), which was promulgated by the SCNPC and last amended on November 11, 2020 with effect from June 1, 2021, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulations on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provide specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specify the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China are designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the relevant requirements.

Regulations on Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the SCNPC and last amended on April 23, 2019 with effect from November 1, 2019, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of China National Intellectual Property Administration. Trademark registrants enjoy an exclusive right to use the trademark, which shall be protected by law. The initial effective term of a registered trademark is ten years and will be granted another ten-year effective term upon request after expiration of the first or any renewed ten-year term.

As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the SCNPC and last amended on October 17, 2020 with effect from June 1, 2021, after the grant of the patent right for an invention, utility model, or design, unless otherwise provided thereunder, no entity or individual may, without the authorization of the patent owner, infringe the patent. A patent is valid for a twenty-year term in the case of an invention, a fifteen-year term in the case of a design, and a ten-year term in the case of a utility model, starting from the application date.

Regulations on Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 with effect from November 1, 2017, the registration of domain names adopts the “first to file, first to register” principle and the registrant shall complete the registration via the domain name registration service institutions.

REGULATIONS RELATING TO LABOR PROTECTION

Pursuant to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on December 29, 2018, an employer shall establish a comprehensive management system to safeguard the rights of its employees, including developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. An employer must provide employees with the necessary labor protection equipment that comply with labor safety and health conditions stipulated under national regulations, as well as provide regular check-ups for workers that engage in operations with occupational hazards.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC, which were promulgated and became effective on September 18, 2008, regulate employer and employee relations and contain specific provisions on the terms of the labor contract. Labor contracts must be made in writing. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract.

Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of the PRC, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance, the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline, and may be subject to a late payment fine at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due and a fine equal to one to three times the outstanding amount.

According to the Regulations on the Administration of Housing Provident Fund, which were promulgated by the State Council and last amended on March 24, 2019, employers are required to contribute to housing provident funds for the benefit of their employees. According to the Regulations on the Administration of Housing Provident Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be made to a local court for compulsory enforcement. In addition, an enterprise that fails to undertake contribution registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees may be ordered to rectify the noncompliance within a stipulated deadline, where failing to rectify the non-compliance at the expiration of the time limit, it be may be subject to a fine ranging from RMB10,000 or RMB 50,000.

REGULATIONS RELATED TO TAXATION

Regulations on Income Tax

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of our net income and cash flows, including cash available for dividend payments. Under current Marshall Islands law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our stockholders, other than stockholders ordinarily resident in the Republic of the Marshall Islands, if any. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

Enterprise Income Tax Law

According to the Enterprise Income Tax Law of the PRC, which was promulgated by the SCNPC and last amended on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law of the PRC, which were promulgated by the State Council and last amended on April 23, 2019, enterprises are classified as either resident enterprises or non-resident enterprises. The income tax rate for resident enterprises, including both domestic-invested and foreign-invested enterprises, shall typically be 25%. Non-resident enterprises which have not established agencies or offices in China, or which have established agencies or offices in China but whose income has no association with such agencies or offices shall pay enterprise income tax on its income deriving from inside China at the reduced rate of 10%.

According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises amended by the Ministry of Science and Technology, Ministry of Finance and State Taxation Administration on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High-tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A High and New Technology Enterprise is entitled to a favorable statutory tax rate of 15% and such enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.

According to the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises which took effect on January 1, 2019, jointly issued by the Ministry of Finance and the State Taxation Administration, for the portion of annual taxable income which does not exceed RMB1,000,000, the annual taxable income shall be deducted to 25% and the income tax shall be calculated at the rate of 20%; for the portion of annual taxable income from RMB1,000,000 to RMB3,000,000, the taxable income shall be deducted to 50% and the income tax shall be calculated at the rate of 20%, for the period from January 1, 2019 to December 31, 2021. The above-mentioned small and micro-enterprises refer to those enterprises that are engaged in industries not restricted or prohibited by the state and meet certain conditions, including annual taxable income not exceeding RMB3,000,000, number of employees not exceeding 300, and total assets not exceeding RMB50,000,000. In 2021, the Ministry of Finance and State Taxation Administration issued the Notice on the Implementation of Preferential Income Tax for Small and Micro Enterprises and Individual Entrepreneurs, which provides a 50% reduction in corporate income tax for small and micro enterprises with annual taxable income not exceeding RMB1,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises, for the period from January 1, 2021 to December 31, 2022. In 2022, the Ministry of Finance and the State Taxation Administration issued the Notice on the Further Implementation of Preferential Income Tax for Small and Micro Enterprises, according to which the annual taxable income shall be deducted to 25% and the income tax shall be calculated at the rate of 20% for small and micro enterprises with annual taxable income from RMB1,000,000 to RMB3,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises for the period from January 1, 2022 to December 31, 2024.

Regulations on Value-added Tax

According to the Provisional Regulations of the PRC on Value-added Tax which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which were promulgated by the Ministry of Finance on December 25, 1993, and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repair or replacement services, selling services, intangible properties or immovable properties within the China or importing goods to the China shall pay value-added tax.

REGULATIONS RELATING TO FOREIGN EXCHANGE AND DIVIDEND DISTRIBUTION

Regulations on Foreign Exchange

The fundamental regulation governing foreign exchange in China is the Foreign Exchange Administration Rules of the PRC (the “Foreign Exchange Administration Rules”), promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless a prior approval of the State Foreign Exchange Administration of the PRC (the “SAFE”) or its local counterparts is obtained.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which was promulgated by SAFE on January 26, 2017, a foreign-invested enterprise may pay dividends to its foreign direct investors through the financial institutions without the approval of SAFE; the bank shall check the relevant documents under the principle of authenticity.

According to the Circular on the Management of Foreign Exchange Control on Offshore Investment and Financing and Round Trip Investment by Domestic Residents through Special Purpose Vehicles (the “SAFE Circular 37”) which was promulgated by SAFE on July 4, 2014 with effect from the same day, domestic residents shall register with the local branch of SAFE for foreign exchange registration of overseas investment before contributing the domestic and overseas lawful assets or interests into a special purpose vehicle (the “SPV”), and to update such registration in the event of any change of basic information of the registered SPV or major changes in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and resident individual) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investment refers to “the direct investment activities carried out by a domestic resident directly or indirectly via a SPV, i.e., establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”.

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Circular 13”), which came into effect on June 1, 2015. According to the SAFE Circular 13, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of a local branch of SAFE. The SAFE Circular 13 simplifies some procedures relating to foreign exchange for direct investments. On March 30, 2015, SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), which came into effect from June 1, 2015. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement (the “Discretional Foreign Exchange Settlement”). The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local branch of SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. Furthermore, the SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises.

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular 16”), which came into effect on the same day. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws.

On October 23, 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross- border Trade and Investment (the “SAFE Circular 28”), which came into effect on the same day. The SAFE Circular 28 allows all foreign-invested enterprises to make equity investment in the PRC using their capital, with genuine investment projects and subject to compliance with the negative list. As of the date of this Annual Report, its interpretation and implementation in practice are still subject to substantial uncertainties.

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

Regulations on Loans by Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions (Revised in 2020), the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise (the “Total Investment and Registered Capital Balance”).

On January 12, 2017, the People’s Bank of China, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (the “PBOC Notice No. 9”). Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism (the “Current Foreign Debt Mechanism”), or the mechanism as provided in PBOC Notice No. 9 (the “Notice No. 9 Foreign Debt Mechanism”), at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter. The macro-prudential regulation parameter shall be 1. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-Prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC. According to the Notice on Adjustments to the Macro-Prudential Adjustment Parameter for Cross-border Financing of Companies promulgated by the PBOC and SAFE, which took effect on January 7, 2021, the PBOC and the SAFE decide to lower the macro-prudential adjustment parameter for cross-border financing of companies to 1 from 1.25.

The HFCAA and AHFCAA

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued the Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) China of the China or Hong Kong, because of a position taken by one or more authorities in China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Our auditor, Onestop, is a Singapore-based independent accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and is subject to laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with CSRC and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Prior to enactment of the AHFCAA, the HFCAA provided that our securities will be prohibited from trading on any national securities exchange and in the over-the-counter market in the United States if our auditor cannot continue to be subject to full inspection by the PCAOB for three consecutive years. On December 29, 2022, the omnibus spending bill was signed into law, which included the enactment of provisions under the AHFCAA to accelerate the timeline for implementation of trading prohibitions under the HFCAA from three consecutive years to two consecutive years. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

We did not incur material costs in environmental compliance in fiscal years 2022, 2021 and 2020. We believe we are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

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

We have initially adopted an equity incentive plan in 2018, under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, our Board terminated the initial equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”). On October 26, 2022, our Board terminated the 2022 Plan, and adopted the New 2022 EIP. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee-awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—

C. Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plants and Equipment

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

From 2022, we disposed menswear business and operate tourism business, which can be further divided into three segments, which are air-tickets and other tourism services, Software Solution for Tourism Cross-border operation and tourism(cross-board) merchandise products sales.

The Company’s non-menswear business operation, which includes tourism cross-border merchandize, technology and tourism services, commenced in fourth quarter of 2020 as result of acquisition of Flower Crown Holding. The non-menswear business in 2020 includes packaged travel service and cross-board merchandise, which generate a revenue of $1,335,443. During 2021, the Company started airline tickets business to enhance its tourism supplying network and capability. In 2022, the Company disposed menswear business, the comparative operating results excluded the menswear business into discontinued operation.

Recent Developments

The impact of the COVID-19 pandemic on the Company’s business has been severe, widespread and continues to evolve. The recent COVID-19 pandemic adversely affected many businesses in China. China implemented nationwide efforts to contain the spread of the novel coronavirus, particularly. during 2021 and 2022, when the most severe additional lockdowns were implemented, including lockdowns in Hainan Island. These lockdowns had a significant impact on our operations, particularly on Hainan Island, where we are based. As a result of the lockdown on Hainan Island, Chinese customs were closed, preventing the sanitization and inspection of imported products for potential COVID-19 contamination. This effectively halted our cross-border operations. The global spread of COVID-19 also affected our sales. This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021 because of government-enforced lockdowns.

On April 8, 2021, we offered and sold to a single accredited investor 1,500,000 shares of our newly-designated Series A Preferred in a transaction exempt from registration requirements of the Securities Act pursuant to Rule 506(b) of Regulation D. On April 25, 2022, we filed the Certificate of Designation of Series A Preferred with the Registrar of Corporations; on April 27, 2022 we filed the First Amended and Restated Certificate of Designation of Series A Preferred, and on May 10, 2022, we filed the Second Amended and Restated Certificate of Designation of Series A Preferred. As stated in the Second Amended and Restated Certificate of Designation of Series A Preferred, all shares of Common Stock issuable upon conversion of the Series A Preferred are subject to a two-year lock-up agreement running from the date of the sale. On May 11, 2022, 260,000 shares of the Series A Preferred were converted into 26,000 shares of our Common Stock without additional consideration.

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

On November 1, 2021, we offered and sold an aggregate of 100,000 shares of Series D Preferred to the accredited investor for the aggregate proceed of $3,900,000. On May 2, 2022, the investor converted 20,000 shares of Series D Preferred into 26,000 shares of Common Stock without additional consideration.

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

On October 19, 2022, the Company entered into a stock purchase agreement and closed the transaction, resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) of Hongri International , constituting all of the issued and outstanding capital stock of Hongri International, to the Purchaser, in consideration for $10,000,000. Prior to the closing of the Sale and Purchase Transaction (the “Closing”), Hongri was a wholly-owned subsidiary of the Company through which the Company operated its menswear business. As a result, the Company disposed the whole menswear business thereon.

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

Financial Statement Presentation

In December 2020, the Company acquired Flower Crown, which at the time, contributed two new segments, tourism cross-border merchandize sales and tourism. Flower Crown add Technology Solution for Tourism Cross-border operation segment in 2022. In October 2022, the Company disposed the whole menswear business segment, which was presented as discontinued operation as set out below.

Revenue. During the periods covered by this section, we generated revenue from a) sales of tourism cross-border merchandize, b) sales of Software Solution for Tourism Cross-border operation , and c) tourism products, which covers tourism package and airline ticket sale (including related services).

Cost of sales. Cost of sales for non-menswear business primarily consisted of (a) the purchased costs of products online sold in connection with the revenue from cross-border merchandize, (b) the cost to purchase tourism supply up front and cancelling cost if any, and (c) the cost for outsourcing the travelling work to certain travel agencies

Gross profit and gross margin. For the periods covered by this section, our gross profit is equal to the difference between our net sales and cost of sales. Our gross margin is equal to the gross profit divided by net sales.

Administrative expenses. For the periods covered by this section, general and administrative expenses consisted primarily of compensation and benefits to our general management, finance and administrative staff, rental costs, office supplies, utilities, and other expenses incurred in connection with general operations.

Comparison of Fiscal Years Ended December 31, 2022, 2021, and 2020

The following table sets forth key components of our results of operations, for the years ended December 31, 2022, 2021, and 2020, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	79,874,727		54,040,948		1,335,374
Cost of sales	(78,410,244)	-98%	(53,193,237)	-98%	(1,168,808)	-88%
Gross profit (loss)	1,464,483	2%	847,711	2%	166,566	12%
Operating expenses				0		0
Distribution and selling expenses	(721,388)	-1%	(1,353,843)	-3%	-	0%
Administrative expenses	(56,043,741)	-70%	(6,858,210)	-13%	(1,164,981)	-87%
Total operating expenses	(56,765,129)	-71%	(8,212,053)	-15%	(1,164,981)	-87%
Other income	16,636	0%	34,793	0%	3,122	0%
Other gains and losses	(98,650)	0%	(17,325)	0%	-	0%
Loss before tax	(55,382,660)	-69%	(7,346,874)	-14%	(995,293)	-75%
Income tax	(621)	0%	(5,495)	0%	-	0%
Loss from continuing operations	(55,383,281)	-69%	(7,352,369)	-14%	(995,293)	-75%
Discontinued operations	(18,109,150)	-8%	(29,863,116)	-55%	(4,672,124)	-350%
Total Loss for the year	(73,492,431)	-78%	(37,215,483)	-69%	(5,667,417)	-424%

Flower Crown is a subsidiary operating three sub-segment business, which are tourism (Luxury travel experiences), cross-border merchandise and B2B technology solution. The consolidated financial statements for the year ended December 31, 2020 includes 1 month operation result of Flower Crown. The three sub-segments are presented as below:

	Tourism			Technology			Cross border merchandize revenue
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2022	2021	2020	2022	2021	2020	2022	2021	2020
Sales to external customers	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445
Segment revenue	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445
Segment gross margins/(loss)	704,391	541,889	96,578	760,028	-	-	64	305,822	69,988
Gross margin rate	1%	1%	9.7	97%	-	-	77%	13.7%	20.3

In 2022, the total revenue increased to $79.87 million by 47.80% from $54.0 million in 2021. The increase mainly due to the reason that the airline tickets business started in 2021 only included 7 month of operation result in 2021, while the revenue in 2022 is a full year. The increase in revenue of tourism segment is due to the same reason.

In 2022, the revenue of technology segment generated $782,302 compared to zero in previous years due to our self-developed B2B technology solution for tourism cross-board merchandize were accepted by small players, which are not able to develop the system by themselves.

In 2022, the revenue of Cross board merchandise segment decreased to $83, by $2,222,699 or 99.9% from $2,222,782 in 2021. The decrease is mainly due to our efforts and strategy shift to find other profitable sub-segments in 2022 and China’s continuing lock-down enforcement of Covid-19 policy, which resulted in less products sales in 2022.

In 2021, the total revenue of tourism segment increased to $51.82 million by 5082% from $1.0 million in 2020. The increase mainly due to following factors: 1) the revenue in 2020 only included 1 month of operation result of Flower Crown; and 2) Flower Crown started its airline tickets business in 2021, which contributed a revenue of $51.20 million.

In 2021, the revenue for cross-border merchandise sub-segment increase to $2.2 million by 547% from $0.34 million in 2020. The increase of revenue is mainly due to the reason that the revenue in 2020 only included 1 month of operation result. If compared to the projected result of 2020’s revenue, the revenue for cross-border merchandise sub-segment in 2021 decreased by 46%.

Cost of sales and gross profit rate

Cost of sales primarily consisted of (a) the purchased costs of products sold in connection with the revenue from cross-border merchandize, (b) the cost to purchase tourism supply up front and cancelling cost if any, and (c) the cost for outsourcing the travelling work to certain travel agencies.

Our cost of sales increased from $53.19 million in year 2021 to $78.41 million in year 2022. The increase was mainly due to the increase of cost in connection with the increasing tourism segment’s revenue in year 2022 compared to 2021.

The gross profit ratio increased slightly from 1.6% in 2021 to 1.8% in 2022, which is mainly due to the reason that the suppliers offered to the Company lower purchase prices as compared to 2021 due to larger and more stable volume of purchase. The gross profit ratio of technology sub-segment in 2022 achieved 97% due to the reason that most of the revenue in 2022 of this sub-segments was contributed to self-developed cross-board related software sold to customers and the developing costs of the software was recorded as general and administrative expenses in 2022 or prior years.

Our cost of sales increased from $1.17 million in year 2020 to $53.19 million in year 2021. The increase was mainly due to the increase of cost in connection with the increasing travel segment’s revenue in year 2021 compared to 2020.

The gross profit rate decreased from 12% in year 2020 to 2% in year 2021 due to the reason that the new business of airline tickets with gross margin at 1% which contributed $51.2 million or 94.8% of total revenue in 2021. The Company’s strategy is to build up tourism supply chain network so that can be a tailored one-stop tourism online platform eventually. As a result, a competitive supply resources, including the airline tickets, are essential to the strategy. To reach such goal, the Company connected to different airlines and tried to create more transaction volume in order to achieve a higher discount rates from the airline companies. As a result, the gross margin for this sector may be higher once the volume is higher enough or more overseas airline tickets can be sold once Covid-19 impact to tourism is reduced.

Administrative expenses

Administrative expenses increased by $49.19 million or 717.2% to $56.04 million for year 2022 from $6.86 million for year 2021. The change was mainly due to the increase of the company’s share-based compensation paid to employees, officers and directors of the company in year 2022, which was $53.3 million in 2022 compared to $4.4 million in 2021, representing an increase of $48.8 million.

Administrative expenses increased by $5.69 million or 486% to $6.86 million for year 2021 from $1.17 million for year 2020. The change was mainly due to 1) increase of the company’s share-based compensation paid to vendors, employees, officers and directors of the company in year 2021; and 2) increase of such expenses for Flower Crown’s business by $2.09 million or 1300% compared to $0.15 million in 2020 for 1 month’s operation result.

Distribution and selling expenses

The selling and distribution expenses decreased by $0.63 million or 46% to $0.72 million for the year ended December 31, 2022 from $1.35 million for the year ended December 31, 2021, primarily due to the reason that in 2021, the Company outsourced certain sales functions to third parties, while in middle of 2022, the Company fully executed the sales functions by its own team, which reduced the outsourced expenses significantly.

The selling and distribution expenses increased by $1.35 million to $1.35 million for the year ended December 31, 2021 from nil for the year ended December 31, 2020, primarily due to the reason that the selling and distribution expenses in 2020 only include 1 month’s operation result of the two segments and no selling or distribution expenses was incurred during the last month of 2020.

Profit for the year

We had a loss of $73.5 million in 2022 as compared to a loss of $37.2 million in 2021, representing an increase of loss of $36.3 million or 97%. Net margin was -93% for the year ended December 31, 2022, compared to -69% for the year ended December 31, 2021.

We had a loss of $37.2 million in 2021 as compared to a loss of $5.7 million for 2020, representing an increase of loss of $31.5 million or 557%. Net margin was -69% for the year ended December 31, 2021, compared to -424% for the year ended December 31, 2020.

Loss for the year increased from 2021 to 2022 mainly due to the following reasons: (1) increment expenses for share-based compensations to employees, Directors and managements of $48.8 million; (2) by netting of the decrease of loss on discontinued operations of 11.8 million, presenting a decrease from $29.9 million in 2021 to $18.1 million in 2022.

Loss for the year increased from 2020 to 2021 mainly due to the following reasons: (1) increment expenses for newly started tourism business while the gross profit from the segments were not able to cover the expenses yet; (2) the increment of discontinued operation loss of $25.2 million, representing an increase from $4.7 million in 2020 to $29.9 million in 2021.

B.	Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $520,916. Our cash and cash equivalents consist of cash on hand and cash in the banks. As of December 31, 2022, the Company had a net working capital (defined as total current assets deducted by total current liabilities) deficit of $463,812, accumulated deficit of $66,080,395, net loss of $62,121,310, and net cash outflows from operating activities of $2,224,308.

The Company’s current business remains an early-stage growth company. The management of the company believes that its operating income, combined with the CEO’s commitment to cover operating expenses through loans, will enable the business to continue its operations. In parallel, the Company’s management continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company research and development activities, general and administrative expenses and growth strategy. These alternatives include raising funds through public or private equity markets and either from institutional or retail investors. Although there is no assurance that, if needed, the Company will be successful with its fundraising initiatives, management believes that the Company will be able to secure the necessary financing.

Given the above, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$(4,957,411)	$(7,775,819)	$(6,520,790)
Net cash provided by (used in) investing activities	(9,443,746)	(3,279,171)	607,414
Net cash provided by (used in) financing activities	2,220,098	6,958,971	846,854
Net increase (decrease) in cash and cash equivalents	(12,181,059)	(4,096,019)	(5,066,462)
Effects of exchange rate change in cash	(212,939)	389,643	1,067,274
Cash and cash equivalents at beginning of the period	12,914,914	16,621,290	20,620,478
Cash and cash equivalent at end of the period	$520,916	$12,914,914	$16,621,290

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

Net cash used in operating activities in fiscal year 2022 was $5.0 million, compared with net cash used in operating activities of $7.78 million in the year ended December 31, 2021. The cash outflow in 2022 is mainly resulted from net loss of $73.5 million and gain on disposal of subsidiary of $2.2 million, by netting off stock-based compensation of $53.3 million, loss on disposal of subsidiaries of $9.2 million, bad debt provision of $5.0 million, depreciation of $0.7 million and other working capital changes effects.

Net cash used in operating activities in fiscal year 2021 was $7.78 million, compared with net cash used in operating activities of $6.5 million in the year ended December 31, 2020. The cash outflow in 2021 is mainly resulted from net loss of $37.2 million by netting off bad debt provision and impairment of $9.0 million, and stock-based compensation of $4.4 million, deferred tax assets net decrease of $17.5 million, adding the effect of increase of receivables of $3.3 million and other working capital changes effects.

Investing Activities

Net cash used in investing activities in fiscal year 2022 was $12.3 million, compared with $3.3 million net cash used in investing activities in 2021. The net cash used in investing activities in 2022 mainly resulted from cash decreased due to disposal of discontinued operations.

Net cash used in investing activities in fiscal year 2021 was $3.3 million, compared with $0.61 million net cash provided by investing activities in 2020. The net cash used in investing activities in 2021 mainly resulted from acquiring property, plants and equipment of $3.3 million.

Financing Activities

Net cash generated from financing activities in fiscal year 2022 was $2.22 million, compared with $6.96 million net cash generated in financing activities in 2021.

Net cash generated from financing activities in 2022 represents the proceeds from related parties of $2.2 million.

Net cash generated from financing activities in fiscal year 2021 was $6.95 million, compared with $0.857 million net cash generated in financing activities in 2020.

Net cash generated from financing activities in 2021 were primarily due to proceeds of US$1,500,000 raised from the sale of our Series A Preferred in April 2021 to a single investor, US$1,500,000 raised from the sale of our Series C Preferred in September 2021 to our Chief Executive Officer; and $3,900,000 raised from the sale of the Series D Convertible Preferred Stock to a single investor on November 1, 2021. All sale of shares of Preferred Stock were exempt from the registration requirements of the Securities Act.

Loans, Other Commitments, Contingencies

As of December 31, 2022, the Company does not have any bank loans. As of December 31, 2022, the Company guaranteed a loan to a third party with maximum liability exposure of US$652,293.

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

Leasing

IFRS 16 Leases requires lessees to recognize assets and liabilities for most leases based on a ‘right-of-use model’ which reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

IFRS 16 defines a lease term as the noncancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis. For leases where the Group is the lessee, the lease term is either cancelable or no longer than 12 months, so the Group has elected not to record the leased assets.

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

NAME	AGE	POSITION
Sun Lei	39	Chief Executive Officer, Co-chairwoman and Director
Huidan Li	41	Co-chairman and Director
Mu Ruifeng	59	Independent Director
Baojun Zhu	46	Independent Director
Jin Yan	53	Independent Director

Ms. Sun Lei. Ms. Sun, age 39, has been our Chief Executive Officer and a director of our board since December 21, 2020, and our Interim Financial Officer and Co-Chairwoman since November 7, 2022. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Huidan Li. Mr. Li, age 41, has been our Chairman and a director of our board since December 21, 2020, and now is a Co-chairman since November 7, 2022. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Baojun Zhu, age 46, was appointed as a member to our Board and a member of the Audit Committee on May 3, 2022. He has over 20 years of experience in the hospitality industry. He is currently the Chairman of Baoxuan Group Co., Ltd, Vice President of China Hospitality Association, Vice President of Chinese Cuisine Association. Mr. Zhu received award for Outstanding Meritorious Personage in Chinese hotel industry. Mr. Zhu acquired a range of expertise in business based upon his over 20 years in the business world. The Board determined that Mr. Zhu is an independent director within the meaning of the NASDAQ listing rules.

Mr. Mu Ruifeng. Mr. Mu, age 59, has been the independent director of our board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 53, has been the independent director of our board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Our Board currently consists of five (5) members. Each director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Huidan Li and Sun Lei are spouses. No other family relationship exists between any of the persons named above.

B. Compensation

For the year ended December 31, 2022, we did not paid cash as compensation to our directors and executive officers as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

For the year ended December 31, 2022, we granted 100,000 shares to our Chief Executive Officer, Interim Financial Officer, Co-chairwoman and director, pursuant to the employment agreement entered into and executed on June 22, 2021. The 2021 Employment Agreement provided, in pertinent terms, that if the Company reaches its annual revenue of US$50,000,000, as reported in the Company’s 2021 annual report on Form 20-F for the fiscal year end December 31, 2021, Sun Lei will receive 100,000 shares of the Company’s Common Stock as her stock compensation. The CEO Employment Agreement and the issuance of the Shares have been previously approved by the Board and by the written consent of a majority of stockholders of the voting power of the Company. The Shares bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

For the year ended December 31, 2022, we granted under our 2022 Equity Incentive Plan, as amended, an aggregate of 30,000 shares of our Common Stock to our executive officers and directors as compensation for their services. Each share had the value of $22.80.

The grants to the Company’s executive officers and directors were as follows:

●	Ruifeng Mu, Director, was granted 10,000 shares;

●	Jin Yan, Director, was granted 10,000 shares

●	Huidan Li, Co-chairman and director, was granted 10,000 shares

The total compensation to Directors and Executives as a group is as follows:

Directors and Executives	Shares issued	Total compensation (including cash)
Sun Lei	100,000	2,280,000,
Huidan Li	10,000	228,000
Ruifeng Mu	10,000	228,000
Jin Yan	10,000	228,000

2018 Equity Incentive Plan

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, pursuant to which the Company could offer up to two hundred thousand (200,000) shares of Common Stock as equity incentives to its directors, employees and consultants.

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

The New 2022 EIP

On October 26, 2022, the Board terminated the 2022 Plan and adopted the New 2022 EIP with 4,000,000 maximum authorized shares of Common Stock for issuance.

The following paragraphs summarize the terms of the New 2022 EIP

Purpose. The purposes of the New 2022 EIP are to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of awards of or pertaining to our Common Stock. The New 2022 EIP permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the administrator of the New 2022 EIP may determine.

Administration. The New 2022 EIP is administered by our Board. The administrator has the authority to determine the specific terms and conditions of all awards granted under the New 2022 EIP, including, without limitation, the number of shares of common stock subject to each award, the price to be paid for the shares and the applicable vesting criteria. The administrator has the discretion to make all other determinations necessary or advisable for the administration of the New 2022 EIP.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to employees, directors or consultants either alone or in combination with any other awards. ISOs may be granted only to employees of the Company, and of any parent or subsidiary.

Shares Available for Issuance Under the New 2022 EIP. Subject to adjustment as described below, (a) the maximum aggregate number of shares that may be issued under the New 2022 EIP is 4,000,000 shares of Common Stock, (b) to the extent consistent with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), Subject to the certain provisions of the New 2022 EIP, including but not limited to, the reorganizations, combinations, mergers,  to the extent consistent with Section 422 of the Code, up to an aggregate of ten million (10,000,000) shares may be issued as ISOs under the New 2022 EIP; only employees of the Company or any parent or subsidiary shall be eligible for the grant of ISOs; for awards denominated in Shares and satisfied in cash, the maximum Award to any individual participant of the New 2022 EIP in the aggregate in any one fiscal year of the Company shall not exceed the Fair Market fair market value of one hundred (100,000) shares on the Grant Date. The number and class of shares available under the New 2022 EIP are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the New 2022 EIP or otherwise determined by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. However, the administrator may, at or after the grant of an award other than an ISO, provide that such award may be transferred by the recipient to a “family member” (as defined in the New 2022 EIP); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the administrator, acting in its sole discretion, and as required by our Restated Articles . If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Termination of, or Amendments to, the New 2022 EIP. The Board may at any time amend, alter, suspend or terminate the 2022 Plan, provided that the Company will obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable Laws. No amendment, alteration, suspension or termination of the New 2022 EIP will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of the New 2022 EIP will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

The New 2022 EIP will terminate ten years following the date it was adopted by the Board, unless sooner terminated by the Board.

Employment Agreements

With the exception of Sun Lei, we have not entered into any fixed compensation arrangements with any of our directors.

On July 12, 2022, the Company entered into the 2022 Employment Agreement with Sun Lei. The 2022 Employment Agreement has a term of one (1) year. Pursuant to the terms of the 2022 Employment Agreement, Sun Lei shall receive cash compensation of USD1.00 and stock compensation, the amount of which will be based upon the Company’s achievements, as to be reported on this Annual Report for the fiscal year ended December 22, 2022.

Company Revenue	Number of Common Stock
US$59,000,0000 - US$99,999,999	2,500 Shares
US$100,000,000 or more	5,000 Shares

Profit (Loss) Margin from Operation
A 5% - 9% improvement compared to 2021	5,000 Shares
A 10% - 19% improvement compared to 2021	7,5000 Shares
A 20% or more improvement compared to 2021	10,000 Shares

Profit from Non-Menswear operation
Achieve profitability on an adjusted basis	5,000 Shares

The Employment Agreement has been approved by unanimous written consent of the Board and by written consent of holders of a majority of the total issued and outstanding capital stock of the Company.

C. Board Practices

Our board of directors currently consists of five members, namely Sun Lei, Huidan Li, Mu Ruifeng, Jin Yan, and Baojun Zhu.

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

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D. Employees

As of December 31, 2022, we employed 55 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	6
Finance	2
Business Development	14
IT R&D	33
TOTAL	55

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

E. Share Ownership

The following table lists, as of May 12, 2023, the number of shares of common stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each of our directors (iii) each of our Named Executive Officers and (iv) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o JX Luxventure Limited, Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

The percentages below are calculated based on 6,063,192 shares of common stock issued and outstanding as of May 12, 2023.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(3)
Officers and Directors
Sun Lei	Chief Executive Officer, Interim Chief Financial Officer, Co-Chairwoman and Director	Common Stock	316,310	(1)(2)	9.7%
Huidan Li	Co-Chairman	Common Stock	30,000		*
Baojun Zhu	Director	Common Stock	0		0
Mu Ruifeng	Director	Common Stock	10,000		*
Jin Yan	Director	Common Stock	10,000		*
All current officers and directors as a group (5 persons named above)		Common Stock	366,310	(1)(2)	10.4	%(4)
5% Security Holders
None

*	Less than 1%

(1)	Includes 20,989 shares of common stock held by Happy Brilliance Limited, a Cayman Islands company in which Sun Lei, our Chief Executive Officer, interim Chief Financial Officer, Co-Chairwoman and Director, has the sole voting and dispositive power

(2)	Does not include (i)124,000 shares of common stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock; (ii) 75,000 shares of common stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; and (iii) 104,000 shares of common stock issuable upon conversion of 80,000 shares of Series D Preferred Stock. All shares of preferred stock vote together with common stock on an as-converted basis

(3)	The percentage is calculated based upon Ms. Lei’s sole voting and dispositive power over 619,310 shares of common stock, including 303,000 shares of common stock issuable upon conversion of shares of Series A, C and D Preferred Stock

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

On May 22, 2022, the Board granted 100,000 shares of the Company’s Common Stock to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “2021 Employment Agreement”). The 2021 Employment Agreement provided, in pertinent terms, that if the Company reaches its annual revenue of US$50,000,000, as reported in the Company’s 2021 annual report on Form 20-F for the fiscal year end December 31, 2021, Sun Lei will receive 100,000 shares of the Company’s Common Stock as her stock compensation. The CEO Employment Agreement and the issuance of the Shares have been previously approved by the Board and by the written consent of a majority of stockholders of the voting power of the Company. The Shares bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

On June 22, 2022, the Board authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Mr. Lei, our Chief Executive Officer of Company (the “Share Repurchase Program”). Pursuant to the Repurchase Program, Mrs. Lei will not sell the shares in the public market for at least two years. As of the date of this Annual Report, Ms. Lei completed the Repurchase Program. Purchase to the Repurchase Program, on March 28, 2023, she acquired in private negotiated transactions 152,000 shares of Common Stock, at the total purchase price of $1,780,000; 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 124,000 shares of Common Stock at the total purchase price of $1,240,000; and 80,000 shares of Series D Convertible Preferred Stock, convertible into 104 shares of Common Stock at the purchase price of $2,080,000.

On July 12, 2022, the Company entered into a new Employment Agreement with Sun Lei. The Employment Agreement has a term of one (1) year. Pursuant to the terms of the Employment Agreement, Sun Lei shall receive cash compensation of USD1.00 and stock compensation, the amount of which will be based upon the Company’s achievements, as to be reported on this Annual Report for the fiscal year ended December 22, 2022.

Company Revenue	Number of Common Stock
US$59,000,0000 - US$99,999,999	2,500 Shares
US$100,000,000 or more	5,000 Shares

Profit (Loss) Margin from Operation
A 5% - 9% improvement compared to 2021	5,000 Shares
A 10% - 19% improvement compared to 2021	7,5000 Shares
A 20% or more improvement compared to 2021	10,000 Shares

Profit from Non-Menswear operation
Achieve profitability on an adjusted basis	5,000 Shares

The Employment Agreement has been approved by unanimous written consent of the Board and by written consent of holders of a majority of the total issued and outstanding capital stock of the Company.

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

Dividend Policy

To date, we have not paid any cash dividends on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Marshall Islands. As a Marshall Islands company, we may only declare and pay dividends except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in our Restated Articles. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China.” We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Our board of directors has discretion as to whether to distribute dividends, subject to above-referenced restrictions under Marshall Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, the amount of distribution, if any, received by us from our subsidiaries, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “PRC Regulations - Taxation” for information on the potential tax consequences of any cash dividends declared.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Stock is listed on the NASDAQ Capital Market and trade under the symbol “JXJT” since October 10, 2022. Between January November 3, 2014 and October 7, 2021, our Common Stock was traded on the NASDAQ Capital Market under the symbol “KBSF, and between October 8, 2021 and October 9, 2022, our Common Stock was traded on the Nasdaq under the symbol “LLL.”

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

On March 24, 2023, the Board and holders of a majority of the Company’s voting power, approved, by written consent in lieu of a meeting (a) a reverse stock split of the Company’s outstanding Common Stock in a ratio of not less than 1-for-5 and not more than 1-for-15 (the “Split Range”) and granted the Board the ultimate authority to determine the exact split ratio of the reverse stock split within the Split Range, and (b) the form, terms, and provisions of an Amendment to the Amended and Restated Articles of Incorporation (the “Amendment”). On April 17, 2023, the Board determined that, based on the market price of the Company’s Common Stock, a 1-for-10 split ratio would be appropriate (the “Reverse Stock Split”). On April 25, 2023, the Company filed the Amendment to the Restated Articles with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, implementing the Reverse Stock Split. Upon the opening of the market on April 26, 2023, the Company’s common stock began trading on the Nasdaq Capital Market on a post-split basis.

Approximate Number of Holders of Our Securities

On May 12, 2023, there were approximately 372 shareholders of record of our Common Stock and 1 holder of record of our Preferred Stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our Restated Articles of Incorporation, as amended, authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred stock. As of date of this report, 6,063,192 shares of Common Stock are issued and outstanding and 1,470,000 of Preferred Stock are issued and outstanding, consisting of 1,240,000 shares of Series A Preferred; 150,000 shares of Series C Preferred, and 80,000 shares of Series D Preferred.

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

Designations of our Preferred Stock.

Series A Convertible Preferred Stock

On April 8, 2021, our Board of Directors, acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of preferred stock, par value $0.0001 per share (“Preferred Stock”), designated as “Series A Convertible Preferred Stock” and adopted the Certificate of Designations of the Series A Convertible Preferred Stock (the “Certificate of Designations of Series A”) which authorized for issuance 1,500,000 shares of Series A Convertible Preferred Stock and had the stated initial stated value of US$1.00 per share (the “Series A Preferred”). On April 8, 2021, the Company offered and sold 1,500,000 shares of the Series A Preferred to a single investor for total subscription proceeds of $1,500,000. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series A”) was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series A Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series A Preferred with the Registrar of Corporations, to correct an administrative oversight. On April 25, 2022, the Company filed the Certificate of Designations of Series A Preferred with the Registrar of Corporations under the Company’s former name, KBS Fashion Group Limited, and on April 27, 2022, the Company filed with the Registrar of Corporations the First Amended and Restated Certificate of Designations of Series A, reflecting the Company’s current name “JX Luxventure Limited” and restating all provisions set forth in the Certificate of Designations of Series A Preferred. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 1,500,000 shares of Series A economically, as if such holder (the “Holder”) has been the holder of 1,500,000 shares of Series A since April 8, 2021, the date of the purported issuance of Series A Preferred, rather than the date of the filing of the Certificate of Series A Preferred and the First Amended and Restated Certificate of Series A Preferred with the Registrar of Corporations. On May 10, 2022, the Company filed with the Registrar of Corporations the Second Amended and Restated Certificate of Designation of Series A Preferred. As set forth in the Second Amended and Restated Certificate of Series A Preferred, it features a stated value of $1.00 and is convertible to shares of our Common Stock at any time from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together with holders of shares of Common Stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series A Preferred are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D. On May 10, 2022, the Holder converted 260,000 shares of Series A Preferred into 26,000 shares of Common Stock. On the date of this Annual Report, there are 1,240,000 shares of Series A Preferred issued and outstanding.

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

As stated in our Amended and Restated Certificate of Designation of Series C Preferred, each share of Series C Preferred is convertible into 5 shares of Common Stock, subject to adjustments resulting from reverse stock splits. As a result of the 1-for-10 Reverse Stock Split, which became effective on April 26, 2023, two shares of the Series C Preferred Stock is convertible into 1 share of Common Stock. Series C Preferred votes together with holders of Common Stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our Common Stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series C Preferred are subject to a one-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series C Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

Series D Convertible Preferred Stock

On October 18, 2021, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series D Convertible Preferred Stock” and adopted the Certificate of Designations of the Series D Convertible Preferred Stock (the “Certificate of Designations of Series D”) which authorized for issuance 100,000 shares of Series D Convertible Preferred Stock and had the stated initial stated value of US$39.00 per share (the “Series D Preferred”). On November 1, 2021, the Company offered and sold 100,000 shares of Series D Preferred to an accredited investor for the total gross proceeds of $3,900,000, in reliance upon Section 4(a)(2) of the Securities Act. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series D Preferred was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series D Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series D Preferred with the Registrar of Corporations, to correct an administrative oversight. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 100,000 shares of Series D Preferred economically, as if such holder (the “Holder”) has been the holder of 100,000 shares of Series D Preferred since November 1, 2021, the date of the purported issuance of Series D Preferred, rather than the date of the filing of the Certificate of Series D Preferred and the Amended and Restated Certificate of Series D Preferred with the Registrar of Corporations. On April 25, 2022, the Company filed the Certificate of Designation of Series D Preferred with the Registrar of Corporations, and on April 27, 2022, we filed the Amended and Restated Certificate of Designation of Series D Preferred with the Registrar of Corporations. As stated in the Amended and Restated Certificate of Designation of Series D Preferred, shares of Series D Preferred vote together with holders of shares of Common Stock on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 do 13 basis at any time following the issuance, subject to the adjustments with respect to the reverse stock split, as a result of which each share of Series D Preferred Stock may be currently converted into 1.3 shares of Common Stock However, the conversion is limited to the extent that no conversion may occur if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder of such shares at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock. On May 2, 2022, the Holder converted 20,000 shares of Series D Preferred into 26,000 shares of Common Stock.

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

We initially adopted an equity incentive plan in 2018 under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, we terminated the 2018 equity incentive plan and adopted the new equity incentive plan (the “2022 Plan”). On October 26, 2022, we terminated the 2022 Plan and adopted the New 2022 EIP with 4,000,000 maximum authorized shares of Common Stock for issuance. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China”

E. Taxation

The following is a general summary of the material Marshall Islands, Hong Kong, BVI, PRC and U.S. federal income tax consequences relevant to an investment in our shares of common stock, sometimes referred to collectively in this summary as our “securities”. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Marshall Islands, Hong Kong, the BVI, the PRC and the United States. We recommend that you consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our securities.

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

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner

F. Dividends and Paying Agents

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022.

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

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2022, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in IFRS and SEC reporting requirements.

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

Management assessed our internal control over financial reporting as of December 31, 2022.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

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

ITEM 16B. CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015. Copies of our Code of Ethics are available in print, free of charge, upon request to JX Luxventure Limited，Bin Hai Da Dao No. 270，Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou，Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China. During the fiscal year ended December 31, 2022, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2021	2022
Audit Fees*	$250,000	$210,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to July 10, 2017, in lieu of an audit committee comprised of three independent directors, our audit committee was comprised of two independent members of our board of directors, namely, John Sano and Matthew C. Los. On July 10, 2017, the board of directors appointed Ms. Yuet Mei Chan as an independent director and a member of the audit committee. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company and on October 25, 2020, Mr. Mu Ruifeng and Mr. Jin Yan were appointed as independent directors of the Company and member of the Audit Committee of the Company. On May 2, 2022, Yuet Mei Chan resigned from her position as independent director of the Company and on May 3, 2022, Mr. Baojun Zhu was appointed as independent directors of the Company and a member of the Audit Committee of the Company. As a result, we are in full compliance with the Nasdaq listing rules for the audit committee.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021 (incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 7, 2021)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2023 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 25, 2023)
1.7	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.3	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock , filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.4	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.5	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.6	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.7	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.8	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.9	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.10	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.11*	Description of Securities
4.1	English Translation of the Employment Agreement between the registrant and Sun Lei, Chief Executive Officer, dated July 12, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on July 12, 2022)
4.2	Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.3	Purchase Note related to the Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)

4.4	Pledge and Security Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.3 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.5	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.6	The new 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 1, 2022)
4.7	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.8	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020 (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
8.1*	List of the registrant’s subsidiaries
10.1	Form of Lock-up Agreement with holder of Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.2	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.3	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.4	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.5	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
10.6	English Translation of Group Airline Ticket Framework Agreement by and between Beijing Heyang International Travel Service Co., Ltd., a registrant’s subsidiary, and Tianjin China Travel International Travel Service Co., Ltd. dated May 21, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished May 24, 2022)
10.7	English Translation of Framework Agreement on Strategic Cooperation by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Hainan Douxing Cultural Media Co., Ltd. dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished June 24, 2022)
10.8	English Translation of the Cooperation Agreement by and between Jin Xuan (Hainan) Holding Co., Ltd., a subsidiary of the Company, and Kaiwo International Trading Co. Ltd. dated July 26, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished July 26, 2022
10.9	English Translation of Strategic Cooperation Agreement by and between Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a subsidiary of the registrant and with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. dated October 3, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished October 3, 2022
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1/12.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1/13.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from Onestop Assurance PAC, Independent Registered Public Accounting Firm
15.2*	Consent from WWC, P.C., Independent Registered Public Accounting Firm
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Filed by amendment.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: May 12, 2023	JX Luxventure Limited

/s/ Sun Lei
Sun Lei Chief Executive Officer

JX Luxventure Limited

Consolidated Financial Statements

For the years ended December 31, 2022, 2021, and 2020

(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of JX Luxventure Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JX Luxventure Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operation and comprehensive loss, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operation and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

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

Revenue Recognition

As described in Note 7 and Note 8 to the financial statements, the company shifted to tourism industry through acquisition of Flower Crown and disposition of menswear business. Compared with last year, revenue from Tourism industry increased by 53% from 51.8 million to 79.1 million this year. For it’s tourism business, the Company determines itself as principal and recognizes revenue for the gross proceeds received from customers.

Significant judgment is exercised by the Company in determining itself as principal and recognize revenue for the gross proceeds received from customers, includes the following:

●	The Company controls the ticket before transferring of the ticket (the right) to the customer (the online platform), because the Company need to secure the seat from the airline by making a full payment to the airline before obtaining a contract with a customer.

●	The Company has the ability to direct the use of the ticket and obtains the remaining benefits or taking the loss from the ticket by reselling the ticket or using the ticket itself.

●	The Company’s responsibility is to make sure passengers can take the flight as their wishes.

●	The Company also has inventory risk because the Company makes full payment to the airlines to secure the right before obtaining a contract with the customer to purchase the ticket.

●	Other than the air ticket itself, the Company also provide financing or guarantee function to the customer, which are not provided by the airline.

Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining itself as principal and recognize revenue for the gross proceeds received from customers were extensive and required a high degree of auditor judgment.

Our principal audit procedures related to the Company's revenue recognition included the following:

●	We tested the timing of the Company making a full payment of airline tickets recorded in system to determine if the company purchased the ticket before transferring the ticket (the flight) to the customer.

●	We evaluated management's significant accounting policies related to these tickets selling for reasonableness.

●	We tested a sample of flight information in sales report and compared to publicly available information to determine the authenticity of the transaction.

●	We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

May 12, 2023

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

May 17, 2021

JX Luxventure limited

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2022, 2021, 2020

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2022	2021	2020
Revenue	8	79,874,727	54,040,948	1,335,374
Cost of sales	9	(78,410,244)	(53,193,237)	(1,168,808)
Gross profit		1,464,483	847,711	166,566

Other income	10	16,636	34,793	3,122
Other losses	11	(98,650)	(17,325)	-
Distribution and selling expenses	12	(721,388)	(1,353,843)	-
Administrative expenses	13	(56,043,741)	(6,858,210)	(1,164,981)
(Loss)/profit from operations		(55,382,660)	(7,346,874)	(995,293)

Finance costs	14	-	-	-

(Loss)/profit before tax		(55,382,660)	(7,346,874)	(995,293)

Income tax income/(expense)	15	(621)	(5,495)	-
Loss before discontinued operations	16	(55,383,281)	(7,352,369)	(995,293)
Discontinued operation:
Discontinued operation loss		(8,915,414)	(29,863,114)	(4,672,124)
Loss on disposal of discontinued operation		(9,193,736)	-	-
Loss for the year		(73,492,431)	(37,215,483)	(5,667,417)
Other comprehensive loss
- currency translation differences		(402,573)	1,438,756	3,641,747
Total comprehensive loss for the year		(73,895,004)	(35,776,727)	(2,025,670)

Loss per share of common stock attributable to the Company
- Basic	19	(43.7)	(82.3)	(20.9)
- Diluted	19	(43.7)	(82.3)	(20.9)
Weighted average shares outstanding:
- Basic	19	1,681,547	452,345	271,253
- Diluted	19	1,681,547	452,345	271,253

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Financial Position

As at December 31, 2022, and 2021

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2022	2021
Non-current assets
Property, plant and equipment-net	20	2,789,704	3,798,612
Investment property-net	20	-	7,364,527
Prepayments and premiums under operating leases	21	-	2,324,695
Land use rights	24	-	380,091
Long-term receivable	22	7,000,000	-
		9,789,704	13,867,925
Current assets
Inventories	25	444,551	1,163,896
Trade receivables	26	-	7,736,851
Other receivables and prepayments	26	5,501,106	2,328,122
Prepayments and premiums under operating leases	21	-	82,714
Cash and cash equivalents	27	520,916	12,914,914
		6,466,573	24,226,497
Total assets		16,256,277	38,094,422

Current liabilities
Short term bank loans	30	-	1,180,656
Trade and other payables	28	1,319,076	5,355,123
Due to related parties	29	2,611,097	467,568
Contract liabilities		-	218,734
Income tax payable		212	-
		3,930,385	7,222,081

Total liabilities		3,930,385	7,222,081

Equity
Share capital	32	6,063	590
Series A equity interest with preferential rights		1,240,000	1,240,000
Series C equity interest with preferential rights		1,500,000	1,500,000
Series D equity interest with preferential rights		3,120,000	3,120,000
Share premium	32	77,959,554	24,719,794
Other reserve	33	6,269,108	184,272
Statutory surplus reserve	33	-	6,084,836
Retained profits / (accumulated deficit)	33	(77,451,517)	(3,959,086)
Foreign currency translation reserve	33	(317,316)	(2,018,065)
		12,325,892	30,872,341
Total liabilities and equity		16,256,277	38,094,422

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022, 2021, 2020

(Stated in U.S. Dollars)

	Share capital	Preferred A equity interest	Preferred C equity interest	Preferred D equity interest	Share premium	Other reserve	Statutory surplus reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Note 32	Note 32	Note 32	Note 32	Note 32	Note 33	Note 33	Note 33	Note 33
Balance at December 31, 2019	259	-	-	-	9,199,779	184,272	6,084,836	46,073,808	(7,098,568)	54,444,386
Shares issued for stock based compensation	56	-	-	-	1,332,698	-	-	-	-	1,332,754
Shares issued for acquisition of subsidiary	26	-	-	-	780,166	-	-	-	-	780,192
Loss for the year	-	-	-	-	-	-	-	(5,667,417)	-	(5,667,417)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	3,641,747	3,641,747
Balance at December 31, 2020	341	-	-	-	11,312,643	184,272	6,084,836	40,406,391	(3,456,821)	54,531,662
Shares issued for stock based compensation	130	-	-	-	4,407,724	-	-	-	-	4,407,854
Shares issued for shareholders’ loan	67	-	-	-	809,485	-	-	-	-	809,552
Preferred shares issued		1,500,000	1,500,000	3,900,000		-	-	-	-	6,900,000
Preferred shares converted into common stock	52	(260,000)		(780,000)	1,039,948	-	-	-	-	-
Declared dividend of right					7,149,994	-	-	(7,149,994)		-
Loss for the year	-	-	-	-	-	-	-	(37,215,483)	-	(37,215,483)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	1,438,756	1,438,756
Balance at December 31, 2021	$590	$1,240,000	$1,500,000	$3,120,000	$24,719,794	184,272	6,084,836	(3,959,085)	(2,018,065)	30,872,341
Shares issued for stock based compensation	5,473	-	-	-	53,239,760	-	-	-	-	53,245,233
Disposal of subsidiaries	-	-	-	-	-	6,084,836)	(6,084,836)	-	2,103,322	2,103,322
Loss for the year	-	-	-	-	-	-	-	(73,492,431)		(73,492,431)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(402,573)	(402,573)

Balance at December 31, 2022	$6,063	$1,240,000	$1,500,000	$3,120,000	$77,959,554	6,269,108	-	(77,451,517)	(317,316)	12,325,892

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021, 2020

(Stated in U.S. Dollars)

	Year ended December 31,
	2022	2021	2020
OPERATING ACTIVITIES
Loss for the year	(73,492,431)	(37,215,483)	(5,667,417)
Adjustments for:
Share-based compensation	53,245,233	4,407,853	700,250
Finance cost	-	58,726	62,383
Interest income	(22)	(33,717)	(54,544)
Depreciation of property, plant and equipment & investment property	729,393	757,516	771,130
Amortization of intangible assets	7,477	14,958	13,980
Amortization of prepayments and premiums paid under operating leases	66,748	81,474	94,699
Provision/ (reversal) of inventory obsolescence	204,392	1,283	(42,884)
Bad debt provision of trade receivables	4,991,808	6,076,620	2,334,410
Loss/(gain) on disposal of property, plant and equipment	402	97,378	45,807
Provision of impairment loss in property, plant and equipment & investment property	-	2,944,979	-
loss on disposal of subsidiary	9,193,736	(30,642)	-
Operating cash flows before movements in working capital	(5,053,264)	(22,839,055)	(1,742,186)

(Increase)/ decrease in trade and other receivables	(545,788)	(3,284,084)	(2,492,940)
(Increase)/ decrease in inventories	438,849	547,593	(267,472)
Prepayments and premiums paid under operating leases	(3,267)	(3,411)	210,901
Increase/ (decrease) in trade and other payables	262,510	515,003	(579,948)
Increase/ (decrease) in income tax payable	(56,451)	(175,469)	(92,321)
(Increase)/ decrease in deferred tax assets	-	17,463,604	(1,556,824)
NET CASH USED IN OPERATING ACTIVITIES	(4,957,411)	(7,775,819)	(6,520,790)

INVESTING ACTIVITIES
Interest received	21	33,717	54,544
Cash from acquisition of subsidiaries	-	-	561,424
Cash increase/ (decrease) due to disposal of a subsidiary	(9,442,759)	6,612	-
Proceeds on disposal of property, plant and equipment	-	5,400	15,704
Purchase of property, plant and equipment	(1,008)	(3,324,900)	(24,198)
NET CASH FROM INVESTING ACTIVITIES	(9,443,746)	(3,279,171)	607,474

FINANCING ACTIVITIES
Interest paid	-	(58,726)	(62,383)
New bank loans raised	-	-	2,173,882
Repayment of borrowings	-	-	(2,173,882)
Advance from related party	2,220,098	117,697	909,237
Preferred stock subscription	-	6,900,000	-
NET CASH FROM FINANCING ACTIVITIES	2,220,098	6,958,971	846,854

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,181,059)	(4,096,019)	(5,066,462)
Effects of currency translation	(212,939)	389,643	1,067,274
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,914,914	16,621,290	20,620,478
CASH AND CASH EQUIVALENTS AT END OF YEAR	520,916	12,914,914	16,621,290

Cash flows of discontinued operation are presented in Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Notes to Financial Statements

1.	GENERAL INFORMATION

On January 26, 2012, Acquisition Investments Corp (“Company”) was organized as a blank check company pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, or similar acquisition transaction, one or more operating businesses or assets.

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

On October 19, 2022, the Company sold Hongri International Holding Limited to third party and from thereon, Hongri, France Cock, Roller Rome, Vast Billion, Hongri Fujian, Anhui Kai Xin are no longer the subsidiaries of the Company.

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

Jin Xuan (Hainan) Holding Co., Ltd (“JX Hainan”) was incorporated in November 11, 2021. It has a registered capital of USD30,000,000. It is 100% owned by Flower Crow HK. Its business scope ranges from import & export to manufacturing.

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

For the year ended December 31, 2022 the Company has consistently adopted all the new and revised standards, amendments and interpretations (collectively IFRSs) issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (formerly known as “International Financial Reporting Interpretations Committee” (“IFRIC”)) of the IASB that are effective for financial year beginning on January 1, 2022 in the preparation of the consolidated financial statements throughout the year.

For the year ended December 31, 2022, the following new and revised standards, amendments or interpretations that have become effective during the reporting period.

●	IFRS Accounting Taxonomy 2021—Update 1 Disclosure of Accounting Policies and Definition of Accounting Estimates

●	IFRS Accounting Taxonomy 2021—Update 2 Technology Update

●	IFRS Accounting Taxonomy 2021—Update 3 Initial Application of IFRS 17 and IFRS 9—Comparative Information

The adoption of the above new and revised standards had no significant financial effect on these financial statements.

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2022, and have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

●	Lease Liability in a Sale and Leaseback Amendments to IFRS 16

●	Non-current Liabilities with Covenants

4.	SIGNIFCANT ACCOUNTING POLICIES

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2020	USD 1.00= RMB 6.5277	USD 1.00=RMB 6.9001
December 31, 2021	USD 1.00= RMB 6.3524	USD 1.00=RMB 6.4491
December 31, 2022	USD 1.00= RMB 6.8987	USD 1.00=RMB 6.7347

Translation from HKD to USD found place at the following rates:

	Period end rates	Average rates
December 31, 2020	USD 1.00= HKD 7.7525	USD 1.00=HKD 7.7558
December 31, 2021	USD 1.00= HKD 7.7991	USD 1.00=HKD 7.7731
December 31, 2022	USD 1.00= HKD 7.7970	USD 1.00=HKD 7.8305

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Type of revenue	Standard VAT rate in effect for revenues
Product sales	13%
Services rendered	6%

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

Leasing

IFRS 16 Leases requires lessees to recognize assets and liabilities for most leases based on a ‘right-of-use model’ which reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

IFRS 16 defines a lease term as the noncancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis. For leases where the Group is the lessee, the lease term is either cancelable or no longer than 12 months, so the Group has elected not to record the leased assets.

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

Any gains or losses on the retirement or disposal of an investment property are recognized in the income statement in the year of the retirement or disposal.

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

Inventories

Inventories, comprising of raw materials and merchandise inventories, are stated at the lower of cost and net realizable value. Costs of inventories are determined using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Share-based compensation expenses

All share-based awards granted to employees, which are common shares, are measured at fair value on shares issuance date, and are recognized as an employee benefits expense, with a corresponding increase in equity. Share-based compensation expenses are recognized over the period during which the employees provide the relevant services.

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

Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Income Tax

The Group has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at December 31, 2022 and 2021 amounted to $212 and zero respectively.

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

During the years ended December 31, 2022, 2021, and 2020, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its prepayments for acquisition of land use rights. During the years ended December 31, 2022, 2021, and 2020, the Company recognized impairment losses of $nil, $nil, and $nil, respectively, for its related prepayments for construction on such land. The impairment reflects the current reduction in the value of the investment as a result of the delay in time to complete the construction projects and delay in procurement of legal certificates that would lead to the assets being put into service that would give rise to expected future profitability which at December 31, 2020, has been temporarily postponed beyond the next operating period. The impairment losses charged to the prepayments has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

During the years ended December 31, 2022, 2021, and 2020, the Company recognized impairment losses of $nil, $ nil, and $nil, respectively, for a part of its factory plant in Anhui that is not currently in use. The impairment reflects the current reduction in the value of the carrying cost as a result of the company’s evaluation of the recoverability of its investment. The impairment losses charged to the factory plant has brought the carrying values to their respective recoverable amount in its fair value less costs to sell.

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

Management currently identifies the Group’s three sales models as operating segments, which are tourism products, technology and cross board merchandise. Apart from the above two business segments, two segments were discontinued in 2022, which are wholesale and retail of menswear and subcontracting of menswear. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

	Tourism products			Technology			Cross- board merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Sales to external customers	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment revenue	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment gross margins	704,391	541,889	96,578	760,028	-	-	64	305,822	69,988	1,464,483	847,711	166,566
Reconciling items		-	-		-	-	-	-	-	(56,847,143)	(8,194,585)	(1,161,859)
Loss before tax	-	-	-	-	-	-	-	-	-	(55,382,660)	(7,346,874)	(995,293)
Income tax income/(expense)	-	-	-	-	-	-	-	-	-	(621)	(5,495)	-
Loss for the continuing business	-	-	-	-	-	-	-	-	-	(55,383,281)	(7,352,369)	(995,293)
Discontinued operation	-	-	-	-	-	-	-	-	-	(18,109,150)	(29,863,116)	(4,672,124)
Loss for the year	-	-	-	-	-	-	-	-	-	(73,492,431)	(37,215,483)	(5,667,417)

	As of December 31, 2022
	Wholesale and Retail	Subcontracting	Tourism products	cross-board merchandise and technology	Unallocated	Consolidated
Current assets	-	-	369,770	2,792,929	303,874	3,466,573
Non-current assets	-	-	1,310	2,788,394	10,000,000	12,789,704
Total assets	-	-	371,080	5,581,323	10,303,874	16,256,277

Current liabilities	-	-	711,992	899,130	2,319,263	3,930,385
Total liabilities	-	-	711,992	899,130	2,319,263	3,930,385

	As of December 31, 2021
	Wholesale and Retail	Subcontracting	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	18,640,119	2,610,448	450,129	2,809,431	(283,630)	24,226,497
Non-current assets	2,410,407	8,111,375	674	3,345,469	-	13,867,925
Total assets	21,050,526	10,721,823	450,803	6,154,900	(283,630)	38,094,422

Current liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082
Total liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Year ended December 31,
	2022	2021	2020
Customer A	74,340,429	41,767,780	-
Customer B	*	9,439,831	-
Customer C	*	*	991,928
Total revenue	79,874,727	54,040,948	1,335,374

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2022	2021	2020
Supplier A	-	-	354,710
Supplier B	-	-	483,879
Supplier C	-	9,586,155	-
Supplier D	10,562,686	15,551,014	-
Supplier E	15,496,731	-	-

Total purchase	78,902,955	53,168,205	1,430,207

8.	REVENUE

	Year ended December 31,
	2022	2021	2020
Travel service	79,092,342	51,818,166	991,929
Technology	782,302	-	-
Cross-board products	83	2,222,782	343,445
Total	79,874,727	54,040,948	1,335,374

Revenues are recognized at a point in time and denominated only in USD.

9.	COST OF REVENUE

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

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2022	2021	2020
Changes in inventories of finished goods and work in progress	(494,357)	83,112	(261,691)
Materials consumed in production		-	-
Purchases of finished goods	201,734	1,808,963	1,430,208
Outsourced service cost	78,701,221	51,276,130	-
Taxes and surcharges *	1,646	25,032	291
	78,410,244	53,193,237	1,168,808

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

10.	OTHER INCOME

	Year ended December 31,
	2022	2021	2020
Government grant	1,592	-	-
Interest income on bank deposits	21	4	199
Other	15,023	34,789	2,923
	16,636	34,793	3,122

11.	OTHER LOSSES

	Year ended December 31,
	2022	2021	2020
Bad debt provision of trade receivables	(53,991)	-	-
Impairment of long-lived assets	(39,778)	(12,500)	-
Others	(4,881)	(4,825)	-
	(98,650)	(17,325)	-

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2022	2021	2020
Outsourced service fee	403,458	1,212,403	-
Advertisement	-	140,704	-
Others	317,930	736	-
	721,388	1,353,843	-

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2022	2021	2020
Labor	53,550,086	3,155,246	832,534
Audit fee	247,782	200,000	114,400
Professional and other service fee	969,072	2,666,804	74,252
Design fee	-	-	2,039
Depreciation and amortization charges	299,547	21,603	-
Decoration	133,502	155,665	30,275
Rental	4,661	65,724	-
Travelling and entertainment	89,272	203,634	22,242
Others	749,819	389,534	89,239
	56,043,741	6,858,210	1,164,981

14.	FINANCE COSTS

	Year ended December 31,
	2022	2021	2020
Interest expenses on bank borrowings
wholly repayable within one year	-	-	-

As the bank loans were disposed along with the discontinued operation in 2022, the interest expenses in connection with the bank loans are reclassified as discontinued operations.

15.	INCOME TAX (INCOME)/ EXPENSE

	Year ended December 31,
	2022	2021	2020
PRC enterprises income tax:
Current tax	621	5,495	-
Deferred tax	-	-	-
	621	5,495	-

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

The tax charge for the Company can be divided into non-PRC entities and PRC entities. As for the non-PRC entities, all the entities are expense center and not subject to any tax and also no deferred tax assets are considered. The loss for the non-PRC for the year ended December 31, 2022 is $4,386,002. PRC entities are operating entities and may be subject to income tax and deferred tax are considered. In 2022, menswear business was disposed and the temporary difference and deferred tax were reversed accordingly.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2022		2021		2020
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	78,622,365	-	63,509,644	16,960,839	59,616,758	14,330,463
Bad Debt provisions charged to profit or loss	-	-	6,064,120	1,516,030	(2,334,410)	583,603
Inventory provision charged to profit or loss	-	-	1,283	321	-	-
Impairment charged to profit or loss	-	-	2,944,979	736,245	-	-
Tax loss carried forward	1,687,686	421,922	6,102,339	1,529,706	6,227,296	1,556,824
Allowance		(421,922)		(21,245,906)	-	-
Reverse	(75,924,049)	-
Effect of translation	-	-	-	502,765	-	489,949
End of the year	4,386,002	-	78,622,365	-	63,509,644	16,960,839

16.	(LOSS)/PROFIT FOR THE YEAR (continuing business)

Profit for the year has been arrived at after charging:

	Year ended December 31,
	2022	2021	2020
Cost of inventories recognized as expenses	78,408,598	53,168,205	1,168,517
Taxes and surcharges	1,646	25,032	291
	78,410,244	53,193,237	1,168,808

Depreciation of property, plant and equipment	299,547	21,932	-
Amortization of land use rights and trademarks	-	-	-
Amortization of prepayments and premiums under operating leases	-	-	-
Provision (Reversal) of inventory obsolescence	39,778	-	-
Provision of bad debt allowance	53,991	-	-
Provision of impairment loss in property	-	-	-
	393,316	21,932	-

17.	DISCONTINUED OPERATIONS

On October 19, 2022, the Company entered into a stock purchase agreement with a Purchaser and closed the transaction pursuant to the terms of the Stock Purchase Agreement, resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) in Hongri International Holding Limited (“Hongri”), constituting all of the issued and outstanding capital stock in Hongri, in consideration for $10,000,000.

The subsidiary was sold on October 19, 2022 with effect from November 1, 2022 and is reported in the current period as a discontinued operation. Financial information relating to the discontinued operation for the period to the date of disposal is set out below.

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021	2020
Revenue	1,887,410	4,960,693	9,540,775
Cost of revenue	(2,183,080)	(4,228,577)	(7,208,923)
Expenses	(3,486,626)	(4,353,466)	(6,533,339)
Other income/expenses - net	(5,133,118)	(8,778,160)	(2,027,461)
Profit before tax	(8,915,414)	(12,399,510)	(6,228,948)
Income tax	-	(17,463,604)	1,556,824
Profit after tax	(8,915,414)	(29,863,114)	(4,672,124)
			-
Net cash from operating activities	(2,733,104)	(3,872,380)	(5,901,544)
Net cash from investing activities	-	(1,926)	(8,494)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	(2,733,104)	(3,874,306)	(5,910,038)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:

Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2022	2021	2020
Salaries
Yan Keyan	-	597,669	306,466
Sun Lei	1,470,000	772,000	-
Li Huidan	228,000	772,000	-
Mu Ruifeng	228,000	-	-
Jin Yan	228,000	-	-
Lixia Tu	-	-	237,880
John Sano	-	-	10,350
Themis Kalapotharakos	-	-	82,800
Matthew Los	-	-	82,800
Zhongmin Zhang	-	-	10,350
Yuet Mei Chan	-	-	10,350
	2,154,000	2,141,669	740,996
Social Welfare
Yan Keyan	-	1,242	432
	-	1,242	432

19.	LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Basic Loss Per Share Denominator
Original shares:	5,899,893	3,408,646	2,591,299
Additions from actual events:
- Issuance of common stock, weighted	10,915,573	1,115,699	121,229
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	16,815,466	4,524,345	2,712,528

Loss Per Share**
- Basic	$(43.7)	$(82.3)	$(20.9)
- Diluted	$(43.7)	$(82.3)	$(20.9)
Weighted Average Shares Outstanding**
- Basic	1,681,547	452,345	271,253
- Diluted	1,681,547	452,345	271,253

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

**	The Company took a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total
COST
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

Additions	-	-	-	-	1,008	-	-	1,008
Disposals	(1,716,185)	-	(118,285)	-	(156,406)	-	-	(1,990,876)
Translation adjustment	(289,116)	-	(7,601)	(80,387)	(9,481)	-	-	(386,585)
At December 31, 2022	2,160,573	-	5,600	934,663	1,489	-	-	3,102,326
DEPRECIATION AND IMPAIRMENT
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)
Provided for the year	(70,084)	-	(1,817)	(227,388)	(258)	-	-	(299,547)
Disposal of subsidiaries	1,296,658	-	113,591	-	153,845	-	-	1,564,095
Translation adjustment	79,710	-	6,935	7,083	9,270	-	-	102,998
At December 31, 2022	(68,418))	-	(2,419)	(241,479)	(304)	-	-	(312,622)

CARRYING AMOUNT
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612
At December 31, 2022	2,092,155	-	3,181	693,184	1,185	-	-	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Machinery	5 years	10%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were disposed along with the menswear business in 2022.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2021
Opening balance at 1 January	24,118,655
Acquisitions	-
Capitalized subsequent expenditure	-
Classified as held for sale or disposals	-
Transfer (to)/from inventories and owner-occupied property	5,487,395
Translation adjustment	748,918
Closing balance at 31 December	30,354,968

DEPRECIATION AND IMPAIRMENT	2021
Opening balance at 1 January	(15,844,460)
Provided for the year	(540,273)
Eliminated upon disposal of assets	-
Impairment for the year	(2,673,131)
Transfer to/(from) inventories and owner-occupied property	(3,394,864)
Translation adjustment	(537,712)
Closing balance at 31 December	(22,990,440)

CARRYING AMOUNT	2021
Closing balance at 31 December	7,364,527

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2021	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409
additions for the year	-
charge for the year	-
disposed	2,407,409
At December 31, 2022	-

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current asset	-	82,714
Non-current asset	-	2,324,695
	-	2,407,409

22.	LONG TERM RECEIVABLE

On October 19, 2022, the Company entered into a stock purchase agreement with a Purchaser and closed the transaction pursuant to the terms of the Stock Purchase Agreement, resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) in Hongri International Holding Limited (“Hongri”), constituting all of the issued and outstanding capital stock in Hongri, in consideration for $10,000,000.

The Purchaser issued to the Company a 5% promissory note in the principal amount of $10,000,000, in payment of the Purchase Price (the “Note”). The Note is payable in four installments, on the following dates and in the following amounts: (a) $1,000,000, together with an accrued interest, is payable on or before November 19, 2022; (b) $2,000,000, together with an accrued interest, is payable on or before April 19, 2023; (c) $3,000,000, together with an accrued interest, is payable on or before April 19, 2024, and (d) the remaining $4,000,000, together with an accrued interest, is payable on or before October 19, 2024. As the 5% interest rate is very close to the market rate, the management assessed the fair value of the note receivable is $10 million as of December 31, 2022.

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current portion	3,000,000	-
Non-current portion	7,000,000	-
Total receivable	10,000,000	-

As of April 24, 2023, the first two instalments of the principal amount $3,000,000 have been collected.

23.	PREPAYMENT FOR ACQUISITION OF LAND USE RIGHT

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

The assets were disposed along with the menswear business in 2022, no more assets as of December 31, 2022.

24.	LAND USE RIGHTS

Amount
COST
At January 1, 2021	734,990
additions for the year	-
translation adjustment	20,277
At December 31, 2021	755,267
additions for the year	-
Disposed due to discontinued operation	(755,267)
At December 31, 2022	-

AMORTIZATION
At January 1, 2021	(130,020)
charge for the year	(14,958)
impairment	(222,989)
translation adjustment	(7,209)
At December 31, 2021	(375,176)
charge for the year	-
Disposed due to discontinued operation	375,176
At December 31, 2022	-

CARRYING AMOUNTS
At December 31, 2021	380,091
At December 31, 2022	-

The amounts represent the prepayment of rentals for land use right (industrial use) situated in the PRC. The land use rights have the term of 50 years.

25.	INVENTORIES

	As at December 31,
	2022	2021
Raw materials	-	773,180
Merchandised goods	483,384	392,018
Provision for obsolete inventories	(38,833)	(1,302)
	444,551	1,163,896

26.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2022	2021
Trade receivables	37,487	18,952,763
Bad debt provision for trade receivables	(37,487)	(11,215,912)
	-	7,736,851

	As at December 31,
	2022	2021
Other receivables	318,643	344,437
Long-term receivable to be collected within 1 year	3,000,000	-
Prepayments	2,182,463	1,983,685
	5,501,106	2,328,122

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

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defined credit limits by customer. Limits attributed to customers are reviewed once a year. The aging analysis of trade receivables is as follows:

	As at December 31,
	2022	2021
Current	-	2,629,433
Past due for less than 4 months	-	1,411,252
Past due for more than 4 months	37,487	14,912,078
	37,487	18,952,763

The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2022	2021
As at January 1	11,215,912	4,923,646
Provision provided in the year	37,487	6,076,620
Reverse due to disposal of subsidiaries	(11,215,912)
Translation adjustment	-	215,646
As at December 31	37,487	11,215,912

27.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2022	2021
Cash on hand	-	9,470
Bank deposits	243,530	12,905,444
Other monetary funds	277,386	-
	520,916	12,914,914

	As at December 31,
	2022	2021
Renminbi	520,883	12,914,834
Hong Kong Dollars	33	80
United States Dollars	-	-
	520,916	12,914,914

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2022 carry interest at market rates which ranged from 0.30% to 0.40% (2020: 0.30%-0.40%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

28.	TRADE AND OTHER PAYABLES

	As at December 31,
	2022	2021
Trade payables	670,965	297,033
Employee benefits payable	15,925	148,232
Accrual and other payables	632,186	1,811,262
Subtotal financial liabilities	1,319,076	2,256,527
Other taxes payable	-	3,098,596
	1,319,076	5,355,123

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

Trade payables comprise amounts outstanding for trade purchase. The average credit period is 30 days from the time when the services are rendered by or goods received from suppliers. The aging analysis of trade payables is as follows:

	As at December 31,
	2022	2021
Current	-	294,938
Past due for less than 4 months	431,202	2,046
Past due for over 4 months	239,763	49
	670,965	297,033

The Company was granted a credit term of 30 days. The balances past due were mainly for the Company’s high bargaining power.

29.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	EX-chairman of the Board of Directors and interim Chief Financial Officer
Sun, Lei	Chief Executive Officer and Co-chairman of the Board of Directors
Li Huidan	Co-Chairman of the Board of Directors
Mu Ruifeng	Director
Jin Yan	Director

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2022	2021
Yan, Keyan	Borrowing of funds	-	36,697
Li, Huidan		2,122,697
Sun, Lei	Borrowing of funds	488,400	430,871
		2,611,097	467,568

Related parties payables were unsecured, non-interest bearing and repayment on demand.

(3) Significant related parties transactions between the Group and the above related parties:

During 2022, the Company issued 1,000,000 shares to Sun Lei for her compensation.

During 2022, the Company issued 300,000 shares to 3 Directors for their compensation as below:

Name	Shares issued	Value
Mu Ruifeng	100,000	$228,000
Jin Yan	100,000	228,000
Li Huidan	100,000	228,000
	300,000	$684,000

30.	SHORT-TERM BANK LOANS

	As at December 31,
	2022	2021
Secured bank borrowings	-	1,180,656
Carrying amount repayable within 1 year	-	1,180,656

31.	RIGHTS

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

As of December 31, 2022, there are 4,233,272 rights issued and outstanding. The number of the rights since issued has not been changed.

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

The inputs to the model were as follows:

December 31, 2021
Exercise price	50
Dividend yield	-
Risk-free rate	1.54%
Expected term (in years)	10
Expected volatility	79.68%

32.	SHARE CAPITAL AND SHARE PREMIUM

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2020	3,408,646	341	11,312,643
Issuance of shares	2,491,247	249	6,257,155
Issuance of rights	-	-	7,149,995
Shares outstanding as December 31, 2021	5,899,893	590	24,719,793
Issuance of shares	54,733,443	5,473	53,239,760
Shares outstanding as December 31, 2022	60,633,336	6,063	72,959,554

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2022	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2020	3,408,646	341	$11,312,643
Issue and fully paid common shares of US$0.0001 as at December 31, 2021	5,899,893	590	$24,719,794
Issue and fully paid common shares of US$0.0001 as at December 31, 2022	60,633,336	6,063	$72,959,554

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

Holders of Series A, C and D Convertible Preferred Stock converted certain preferred stock to common stock during 2021. Following table shows the changes of the preferred stock during 2021:

	Preferred A		Preferred C		Preferred D
	shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2020	-	-	-	-	-	-
New issued during the year	1,500,000	1,500,000	150,000	1,500,000	100,000	3,900,000
Converted to common stock	(260,000)	(260,000)	-	-	(20,000)	(780,000)
At December 31, 2021	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000
Changes	-	-	-	-	-	-
At December 31, 2022	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On February 12, 2021, the Company granted an aggregate of 674,626 shares of common stock to Mr. Yan Keyan, Co-Chairman of the Board to repurchase his loan to the Company with value of $809,551.

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

During 2021, all common shares were issued to employees, Directors and executives for their compensations and there is no vesting period. The fair value was determined based on the market price on the date of grant. All compensations are recorded as general and administrative expenses with a corresponding increase in equity.

On April 19 and 21, 2022, the Company issued 520,000 shares each to employees for their services to the Company.

On May 6, 2022, the Company issued 200,000 shares to an employee for his compensation.

On May 6, 2022, the Company issued 500,000 shares to three board members in leu of their compensation.

On May 16, 2022, the Company issued 3,400,000 shares to employees for their compensation.

On May 26, 2022, the Company issued 1,000,000 shares to Sun Lei for her compensation.

From June to September 2022, the Company issued 8,800,000 shares to employees and cancelled 6,519 shares for their compensation.

From November to December 2022, the Company issued 39,999,962 shares to employees for their compensation.

During 2022, all common shares were issued to employees, Directors and executives for their compensations and there is no vesting period. The fair value was determined based on the market price on the date of grant. All compensations are recorded as general and administrative expenses with a corresponding increase in equity.

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

The statutory surplus reserve of the Group amounts to nil and $6,084,836 at December 31, 2022 and 2021, respectively. The statutory surplus reserve of the Group as at December 31, 2021 is related to Hongri Fujian and Anhui Kaixin, which were both disposed in 2022.

Revaluation reserve

Revaluation reserve as of December 31, 2022 and 2021 are nil and $184,272, respectively. The balance as of December 31, 2021 is comprised of the surplus or deficit arising from the revaluation of the Company’s fixed assets of Hongri Fujian and Anhui Kaixin, which were both disposed in 2022.

Retained profits/ (accumulated deficits)

The retained profits/(accumulated deficits) comprise the cumulative net gains and losses recognized in the Company’s income statement.

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2022	December 31, 2021
Total borrowing	-	1,180,656
Less: cash and cash equivalents	(520,916)	(12,914,914)
Net debt	(520,916)	(11,734,258)
Total equity	12,325,892	30,872,341
Total capital	11,804,976	19,138,083
Gearing ratio	(1)%	(38)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2022, our accumulated other comprehensive loss was $(0.06) million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2022, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

The Group’s exposure to credit risk on receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2022 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2022

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	-	-	-
Trade and other payables	1,319,288	-	1,319,288
Related parties payables	2,611,097	-	2,611,097
Total	3,930,385	-	3,930,385

As at December 31, 2021

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,180,656	-	1,180,656
Trade and other payables	5,355,123	-	5,355,123
Related parties payables	467,568	-	467,568
Total	7,003,347	-	7,003,347

6.	Fair value

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

During the years ended December 31, 2022 and 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 31.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

35.	COMMITMENTS AND CONTINGENCIES

(1)	The Company had the following capital commitments in respect of the construction of plant and equipment which were contracted but not provided for in the financial statements:

	As at December 31, 2022	As at December 31, 2021
Contracted and authorized, in RMB	-	440,851,273
Contracted and authorized, in USD	-	69,399,168

(2)	As of December 31, 2022, the Company guaranteed a loan to a third party with maximum liability exposure of US$652,297.

36.	EVENTS AFTER THE BALANCE SHEET

Effective on April 26, 2023, the Company’s Common Stock began trading on the Nasdaq Capital Market (“Nasdaq”) on a one-for-ten (1-for-10) reverse-split basis under the current symbol “JXJT” but with a new CUSIP number. The EPS figures showed in the financial statements are calculated based on the number of shares after reverse-split.

* * * * *