Form 20-F/A
period 2022-12-31
JX Luxventure Ltd
filed 2023-05-15
CIK 1546383

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of JX Luxventure Limited (the “Company,” “we,” “our,” or “us”) amends the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original 20-F”), which was filed with the U.S. Securities and Exchange Commission on May 12, 2023. The Company is filing this Amendment No. 1 solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F.  Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

This Amendment No. 1 consists solely of the cover page, this explanatory note, the signature page, and Exhibit 101. The remainder of the Original 20-F is unchanged and has therefore been omitted. No changes have occurred since the filing of the Original 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 20-F.

PART III

ITEM 19. EXHIBITS

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign Amendment No. 1 to the annual report on Form 20-F on its behalf.

Date: May 15, 2023	JX Luxventure Limited

/s/ Sun Lei
Sun Lei
Interim Chief Financial Officer

2

JX Luxventure Limited

Consolidated Financial Statements

For the years ended December 31, 2022, 2021, and 2020

(Stated in US dollars)

3

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

Given these factors and due to the volume of transactions, the related audit effort in evaluating management’s judgments in determining itself as principal and recognize revenue for the gross proceeds received from customers were extensive and required a high degree of auditor judgment.

Our principal audit procedures related to the Company’s revenue recognition included the following:

●	We tested the timing of the Company making a full payment of airline tickets recorded in system to determine if the company purchased the ticket before transferring the ticket (the flight) to the customer.

●	We evaluated management’s significant accounting policies related to these tickets selling for reasonableness.

●	We tested a sample of flight information in sales report and compared to publicly available information to determine the authenticity of the transaction.

●	We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

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

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021	2020
Revenue	1,887,410	4,960,693	9,540,775
Cost of revenue	(2,183,080)	(4,228,577)	(7,208,923)
Expenses	(3,486,626)	(4,353,466)	(6,533,339)
Other income/expenses - net	(5,133,118)	(8,778,160)	(2,027,461)
Profit before tax	(8,915,414)	(12,399,510)	(6,228,948)
Income tax	-	(17,463,604)	1,556,824
Profit after tax	(8,915,414)	(29,863,114)	(4,672,124)
			-
Net cash from operating activities	(2,733,104)	(3,872,380)	(5,901,544)
Net cash from investing activities	-	(1,926)	(8,494)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	(2,733,104)	(3,874,306)	(5,910,038)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:

Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2022	2021	2020
Salaries
Yan Keyan	-	597,669	306,466
Sun Lei	1,470,000	772,000	-
Li Huidan	228,000	772,000	-
Mu Ruifeng	228,000	-	-
Jin Yan	228,000	-	-
Lixia Tu	-	-	237,880
John Sano	-	-	10,350
Themis Kalapotharakos	-	-	82,800
Matthew Los	-	-	82,800
Zhongmin Zhang	-	-	10,350
Yuet Mei Chan	-	-	10,350
	2,154,000	2,141,669	740,996
Social Welfare
Yan Keyan	-	1,242	432
	-	1,242	432

19.	LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Basic Loss Per Share Denominator
Original shares:	5,899,893	3,408,646	2,591,299
Additions from actual events:
- Issuance of common stock, weighted	10,915,573	1,115,699	121,229
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	16,815,466	4,524,345	2,712,528

Loss Per Share**
- Basic	$(43.7)	$(82.3)	$(20.9)
- Diluted	$(43.7)	$(82.3)	$(20.9)
Weighted Average Shares Outstanding**
- Basic	1,681,547	452,345	271,253
- Diluted	1,681,547	452,345	271,253

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

**	The Company took a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total
COST
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

Additions	-	-	-	-	1,008	-	-	1,008
Disposals	(1,716,185)	-	(118,285)	-	(156,406)	-	-	(1,990,876)
Translation adjustment	(289,116)	-	(7,601)	(80,387)	(9,481)	-	-	(386,585)
At December 31, 2022	2,160,573	-	5,600	934,663	1,489	-	-	3,102,326
DEPRECIATION AND IMPAIRMENT
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)
Provided for the year	(70,084)	-	(1,817)	(227,388)	(258)	-	-	(299,547)
Disposal of subsidiaries	1,296,658	-	113,591	-	153,845	-	-	1,564,095
Translation adjustment	79,710	-	6,935	7,083	9,270	-	-	102,998
At December 31, 2022	(68,418)	-	(2,419)	(241,479)	(304)	-	-	(312,622)

CARRYING AMOUNT
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612
At December 31, 2022	2,092,155	-	3,181	693,184	1,185	-	-	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Machinery	5 years	10%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were disposed along with the menswear business in 2022.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2021
Opening balance at 1 January	24,118,655
Acquisitions	-
Capitalized subsequent expenditure	-
Classified as held for sale or disposals	-
Transfer (to)/from inventories and owner-occupied property	5,487,395
Translation adjustment	748,918
Closing balance at 31 December	30,354,968

DEPRECIATION AND IMPAIRMENT	2021
Opening balance at 1 January	(15,844,460)
Provided for the year	(540,273)
Eliminated upon disposal of assets	-
Impairment for the year	(2,673,131)
Transfer to/(from) inventories and owner-occupied property	(3,394,864)
Translation adjustment	(537,712)
Closing balance at 31 December	(22,990,440)

CARRYING AMOUNT	2021
Closing balance at 31 December	7,364,527

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2021	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409
additions for the year	-
charge for the year	-
disposed	2,407,409
At December 31, 2022	-

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current asset	-	82,714
Non-current asset	-	2,324,695
	-	2,407,409

22.	LONG TERM RECEIVABLE

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