Form 20-F/A
period 2022-12-31
JX Luxventure Ltd
filed 2023-08-31
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 2

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note – This Amendment No. 2 to JX Luxventure Limited (the “Company”) annual report on Form 20-F filed May 12, 2023, as amended by Amendment No. 1 filed May 15, 2023 solely to include the XBRL (the “Original Report”) is being filed by the Company in order to address certain comments made by the Securities and Exchange Commission regarding the Original Report. Unless otherwise stated herein, all disclosures referenced in this Amendment No. 2, and together with the Original Report (the “Annual Report”) as being made “as of the date of this annual report” or similar language are speaking as of the date of the Original Report.

Amended Annual Report on Form 20-F

Year Ended December 31, 2022

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Limited, a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., a direct wholly-owned subsidiary of Hongri International, which was our indirect wholly-owned subsidiary organized in the PRC until October 19, 2022;

●	“Hongri International” are to Hongri International Holdings Limited, a company organized in the BVI, was our wholly-owned subsidiary until October 19, 2022;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

●	“Flower Crown” are to Flower Crown Holding, which is our wholly-owned subsidiary organized in Cayman Islands.

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, which is a direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary organized in Hong Kong.

●	“Kim Hyun Tianjin” are to Kim Hyun Technology (Tianjin) Co., Ltd., which is a direct wholly-owned subsidiary of Flower Crown HK and our indirect wholly owned subsidiary organized in PRC.

●	“JX Hainan” or “WFOE” are to Jin Xuan (Hainan) Holding Co., Ltd, which is our wholly owned subsidiary organized in PRC.

●	“Jin Xuan Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, which is a limited liability company organized in PRC and wholly owned by the WFOE.

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which is a wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

We are a Marshall Islands holding company that conducts all of our operations and operates our business in China through our PRC subsidiaries. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our operating entities. Please see “Risks Related to Our Corporate Structure” beginning on page 18 of this Annual Report or additional information.

We face various legal and operational risks and uncertainties related to being based in and having most of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of our shares of common stock or could significantly limit or completely hinder our ability to offer or continue to offer shares of our common stock and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see generally, “Risks Related to Doing Business in China” beginning on page 19 of this Annual Report.

Holding Foreign Companies Accountable Act

The recently enacted Holding Foreign Companies Accountable Act (“HFCAA”), together with a recent joint statement by the United States Securities and Exchange Commission (“SEC”) and the PCAOB call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, as part of the omnibus spending bill which amended the HFCAA, reducing the time period under the HFCAA to two consecutive years instead of three consecutive years.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China because of a position taken by one or more authorities in mainland China. On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. Although the 2022 Determination Report reversed the conclusion of the 2021 Determination Report with respect to PCAOB’s ability to conduct inspections and investigations completely of the registered public accounting firms headquartered in mainland China and Hong Kong, the 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

The audit report included in this annual report for the year ended December 31, 2022 was issued by Onestop Assurance PAC (“Onestop”), a Singapore-based independent public accounting firm that is registered with the PCAOB. Onestop is not headquartered in mainland China and was not subject to the 2021 Determination Report. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB.

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.

Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited, directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which wholly owns other PRC operating entities.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If the Company intends to distribute dividends, the Company will transfer the dividends to JX Hainan in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

5.

Current PRC regulations permit our PRC operating subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and, if this occurs in the future, we may not be able to pay dividends in foreign currencies (i.e., U.S. dollars) to our shareholders and we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC operating entities, we will not be able to pay dividends to our shareholders, should we desire to do so in the future. See “Regulations Relating to Dividend Distributions” and notes to our consolidation financial statements for more information.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

PRC Government Permissions and Approvals

We believe that we have obtained all material licenses and permits from the PRC government authorities for our business operations in the PRC. To date, we have not been denied any such licenses and permits. However, we cannot assure you that we will always be able to successfully obtain, update or renew all the licenses or permits required for our business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business operations. If we (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend or business operations, which may materially and adversely affect our business, financial condition and results of operations.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

As an Existing Issuer under the Overseas Listing Trial Measures, we would only be required to complete the filing procedures with the CSRC in connection with a new securities offering conducted after March 31, 2023. Given that the Overseas Listing Trial Measures were recently promulgated, however, there remain substantial uncertainties as to their interpretation, application, and enforcement. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the PRC domestic regulations on companies indirectly listed overseas.

To the extent that we are subject to any CSRC approval, filing, other governmental authorization or requirements, whether in connection with future securities offerings or otherwise, we cannot assure you that we could obtain such approval, complete such filing, or meet other requirements in a timely manner or at all. If we fail to obtain such approval if and when needed or complete such filings or meet other requirements in a timely manner, the Chinese regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings into China, force a delisting of our ordinary shares, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because we currently do not possess more than one million users’ personal information, we do not believe that we are or will be subject to the cybersecurity review by the CAC. In addition, to date, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended December 31, 2022 and 2021, and the selected consolidated statements of financial position data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in conformity with IFRS The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Balance Sheet Data (Presented in $USD)

	As of December 31
	2022	2021
Current assets	$6,466,57	$24,226,497
Total assets	$16,256,277	$38,094,422
Current liabilities	$3,930,385	$7,222,082
Total liabilities	$3,930,385	$7,222,082
Total equity	$12,325,892	$30,872,341
Total liabilities and equity	$16,256,27	$38,094,422

Statements of Operations Data (Presented in $USD)

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	Amount	Amount	Amount
Revenue	79,874,727	54,040,948	1,335,374

Gross profit (loss)	1,464,483	847,711	166,566

Total operating expenses	(56,765,129)	(8,212,053)	(1,164,981)
Other income	16,636	34,793	3,122
Other gains and losses	(98,650)	(17,325)	-
Loss before tax	(55,382,660)	(7,346,874)	(995,293)
Income tax	(621)	(5,495)	-
Loss from continuing operations	(55,383,281)	(7,352,369)	(995,293)
Discontinued operations	(18,109,150)	(29,863,116)	(4,672,124)
Total Loss for the year	(73,492,431)	(37,215,483)	(5,667,417)
Weighted average shares outstanding- basic	1,681,547	452,345	271,253

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

We had a concentration of major customers during the years ended December 31, 2022 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

The percentage of our revenue attributable to our largest customer, Hefei Liantuo Tianji E-commence Corporation Ltd., an online airline tickets agency company, amounted to $74,340,429 or 93%. for the year ended December 31, 2022 and $41,767,780 or 77% for the year ended December 31, 2021. We depend on this customer and several other major customers. Because of the competitive nature of our business operations, the contractual arrangements with this and other major customers are based on short-term projects; however, and may be terminated at will by each party. if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

Our product supply chain is essential to our business and is subject to risks associated with demand forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we can make accurate demand forecasts, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently.

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

Although we believe our supply chain has the capacity to support our current operation, we cannot guarantee our supply chain will be adequate to support our expanded business in the future. Thus, if we fail to manage our supply chain in line with our business expansion, our business, prospects, financial condition and results of operations may suffer.

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

Risks Related to Our Corporate Structure

We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Prior December 13, 2021, we carried our business operations through contractual relationships using a variable interest structure (“VIE”). As of December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we are no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

However, even though we terminated the original VIE contractual agreements, there are still substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules in respect of our previous use of the variable interest entity structure; accordingly, the PRC regulatory authorities may impose severe penalties retroactively. If we were subject to severe penalties retroactively, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations and failures, including:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from our PRC subsidiaries, or imposing other requirements with which we or our PRC entities may not be able to comply;

●	restricting or prohibiting our use of the proceeds from a U.S. public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. It is unclear whether the “negative list” to be published pursuant to the Foreign Investment Law will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Version). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. As of the date hereto, the current business activities of our PRC subsidiaries are not within the “negative list”, and foreign investors are allowed to hold 100% equity interests of our PRC subsidiaries under the Foreign Investment Law. We have no plans at the present to substantially change our PRC subsidiaries’ business activities in the future. However, it’s uncertain whether we will engage in business activities that are in the “negative list”, as the “negative list” may be amended from time to time.

Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law.

We are a company incorporated under the laws of the Marshall Islands. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our operating entities. In addition, almost all of our assets are located outside the United States, and majority of our directors and officers, and their assets, are located outside of the United States. As a result, investors may have difficulty serving legal process within the United States upon us or any of these persons. Investors may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. They may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

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

As of the date of this report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue shares of our common stock to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

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

Flower Crown is a holding company incorporated on August 7, 2020 in Cayman Islands, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong on May 24, 2018 (“Flower Crown HK”). Flower Crown HK, in turn, wholly owns all of the share capital of Kim Hyun Technology (Tianjin) Co., Ltd, a wholly foreign-owned enterprise incorporated on July 23, 2020 in China (“Kim Hyun Tianjin” or “WFOE”). Kim Hyun Tianjin, through a series of contractual arrangements, manages and controls our operating entity, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a limited company incorporated on August 4, 2016 in China (“Jin Xuan Luxury Tourism”). Jin Xuan Luxury Tourism wholly owns two subsidiaries, namely Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd., a limited company incorporated on July 17, 2020 in P.R.China (“Flower Crown China”), and Beijing Heyang International Travel Service Co., Ltd., a limited company incorporated on March 29, 2018 in China (“Heyang Travel”).

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

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2021, we closed a Share Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Beijing Heyang”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we are no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

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

Our Revenue Model Business Segments

Airline Tickets and Tourism Services

We are a well-known supplier of airline tickets, catering to the needs of our esteemed business customers. Our tourism products provide luxury travel experience packages, designed exclusively for online platforms operated by our distinguished business clients. Our current roster of prominent partners includes industry frontrunners such as 51book.com and Beijing Jiuzhou Skyline International Travel Service Co., Ltd. We have successfully forged agreements with 37 airline operators within China, encompassing a significant portion of the market. Among our top clients are leading industry players such as Guangzhou Kanghui International Travel Agency Co., Ltd and CITIC International Travel.

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

REGULATIONS RELATING TO FOREIGN INVESTMENT

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both domestic companies and foreign-invested companies. Prior to January 1, 2020, the fundamental laws governing the foreign-invested enterprises were the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC, and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and regulations. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC , which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (ⅳ) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

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

See “—A. History and Development of the Company” above for details of our current organizational structure.

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

Administrative expenses

Administrative expenses increased by $49.19 million or 717.2% to $56.04 million for the year 2022 from $6.86 million for the year 2021. The change was mainly due to the increase of the Company’s share-based compensation paid to employees, officers and directors of the company in year 2022, which was $53.3 million in 2022 compared to $4.4 million in 2021, representing an increase of $48.8 million. Specifically, the company issued 54.73 million shares of common stock to employees, officers and directors in 2022 as equity compensation. The number of shares granted was based on the individual’s value and necessity to the Company’s operations. Due to challenging macroeconomic conditions in 2022, raising capital was very difficult amidst the significant downturn in global financial markets. By providing equity compensation instead of cash, Company aimed to conserve operating cash as it built out its technology consulting solution. Now that the solution is operational, this equity-heavy approach is unlikely to be an ongoing trend.

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

Holding Company Structure

JX Luxventure Limited is our holding company which has no material operations of its own. We conduct all our operations through our operating subsidiaries in China. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Revenue from reselling of airline-ticket

The Company is a reseller of airline tickets, it provides value-added services to its customers including guaranteed flight replacement and other financial benefits. The Company procured the tickets from different airline companies and resell them to the online airline ticket agency companies. The airline ticket agency company will put an online bid inviting from its suppliers once it receives the demands from its online customers. The Company is one of the airline ticket suppliers. The Company procures the tickets in responding the air-ticket agency companies’ online bid inviting to ensure the seats are available to sell to the agency companies, or the Company procure the tickets based on its judgement of potential trend of certain airlines within certain period. Once the Company’s deposit, the full amount of the air-ticket, was deducted by the airline company and the Company agreed to secure the seats from the airline company, the purchase of air-tickets was recorded. The Company decided how much and how soon to resell the airline tickets. The inventory period is from 1 minute to 4 months. The airline tickets are sold shortly after their purchase to lower the inventory risk. Sometimes, the Company holds the tickets longer to expect a higher margin, but if the tickets cannot be sold before flight time, the Company have to sell the tickets even lower than the purchase price to avoid further loss. Thus, the Company bears the inventory risks of the airline tickets, and the Company has discretion in setting the price for the specified service. Once the air-tickets are issued to passengers according to the online agency company’s instruction, the revenue is recognized. In addition to the air-ticket of airline companies, the Company provided guaranteed flight replacement and cancellation to the platform companies. The platform can return the tickets to the Company without restriction, while the airline companies can accept some of the return on certain conditions. Thus, the Company offered additional service plus the standard airline tickets to its customer. As the Company (i) bears the inventory risks of the air-tickets, (ii) provides additional services on the services procured by the airline companies, and (iii) has discretion in setting the price for the specified service, the Company is considered as a principal and recognize the revenue in a gross basis.

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

Transferability. Unless otherwise provided in the New 2022 EIP or otherwise determined by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. However, the administrator may, at or after the grant of an award other than an ISO, provide that such award may be transferred by the recipient to a “family member” (as defined in the New 2022 EIP); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the administrator, acting in its sole discretion, and as required by our Restated Articles. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

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

We have never declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares of common stock. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors and there have been no cash and asset transfers between the Company and its PRC subsidiaries.

PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China” and “Regulations Relating to Dividend Distributions” for more information. We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

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

ITEM 16B. CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015. Copies of our Code of Ethics are available in print, free of charge, upon request to JX Luxventure Limited Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China. During the fiscal year ended December 31, 2022, there were no waivers of our Code of Ethics.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021 (incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 7, 2021)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2023 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 25, 2023)
1.7	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.3	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock , filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.4	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.5	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.6	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.7	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.8	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.9	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.10	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.11	Description of Securities (incorporated by reference to Exhibit 2.11 to the Annaul Report on Form 20-F filed by the registrant on May 12, 2023)
4.1	English Translation of the Employment Agreement between the registrant and Sun Lei, Chief Executive Officer, dated July 12, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on July 12, 2022)
4.2	Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.3	Purchase Note related to the Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)

4.4	Pledge and Security Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.3 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.5	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.6	The new 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 1, 2022)
4.7	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.8	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020 (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 tlo the Annual Report on Form 20-F filed by the registrant on May 12, 2023)
10.1	Form of Lock-up Agreement with holder of Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.2	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.3	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.4	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.5	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
10.6	English Translation of Group Airline Ticket Framework Agreement by and between Beijing Heyang International Travel Service Co., Ltd., a registrant’s subsidiary, and Tianjin China Travel International Travel Service Co., Ltd. dated May 21, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished May 24, 2022)
10.7	English Translation of Framework Agreement on Strategic Cooperation by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Hainan Douxing Cultural Media Co., Ltd. dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished June 24, 2022)
10.8	English Translation of the Cooperation Agreement by and between Jin Xuan (Hainan) Holding Co., Ltd., a subsidiary of the Company, and Kaiwo International Trading Co. Ltd. dated July 26, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished July 26, 2022
10.9	English Translation of Strategic Cooperation Agreement by and between Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a subsidiary of the registrant and with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. dated October 3, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished October 3, 2022
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1/12.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1/13.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from Onestop Assurance PAC, Independent Registered Public Accounting Firm
15.2*	Consent from WWC, P.C., Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: August 31, 2023	JX Luxventure Limited

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

Revised of 2022 Financial Statements

As discussed in Note 4, 7, 9, 20, 22 and 32 to the consolidated financial statements, which have been revised to enhance disclosure.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

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

Revenue Recognition

As described in Note 7 and Note 8 to the financial statements, the company shifted to tourism industry through acquisition of Flower Crown and disposition of menswear business. Compared with last year, revenue from Tourism industry increased by 53% from 51.8 million to 79.1 million this year. For its tourism business, the Company determine itself as principal and recognize revenue for the gross proceeds received from customers.

Significant judgment is exercised by the Company in determining itself as principal and recognize revenue for the gross proceeds received from customers, includes the following:

●	The Company controls the ticket before transferring of the ticket (the right) to the customer (the online platform), because the Company need to secure the seat from the airline by making a full payment to the airline before obtaining a contract with a customer.

●	The Company has the ability to direct the use of the ticket and obtains the remaining benefits or taking the loss from the ticket by reselling the ticket or using the ticket itself.

●	The Company’s responsibility is to make sure passengers can take the flight as their wishes.

●	The Company also has inventory risk because the Company makes full payment to the airlines to secure the right before obtaining a contract with the customer to purchase the ticket.

●	Other than the airline ticket itself, the Company also provide financing or guarantee function to the customer, which are not provided by the airline.

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

Singapore

May 12, 2023, except for Note 4, 7, 9, 20, 22 and 32, as to which the date is August 31, 2023

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

Revenue from reselling of air-ticket

The Company is a reseller of air-ticket, it provides value add services to its customers including guaranteed flight replacement and other financial benefits. The Company procured the tickets from different airline companies and resell them to the online air-ticket agency companies or other tourism companies. The air-ticket agency company will put an online bid inviting from its suppliers once it receives the demands from its online customers. The Company is one of the air-ticket suppliers. The Company procures the tickets in responding the air-ticket agency companies’ online bid inviting to ensure the seats are available to sell to the agency companies, or the Company procure the tickets based on its judgement of potential trend of certain airlines within certain period. Once the Company’s deposit, at the full or significant amount of the air-ticket, was deducted by the airline company and the Company agreed to secure the seats from the airline company, the purchase of air-tickets was recorded. The Company decided how much and how soon to resell the air-tickets. The inventory period is from 1 minute to few months. The air tickets are sold shortly after their purchase to lower the inventory risk. Sometimes, the Company hold the tickets longer to expect a higher margin, but if the tickets cannot be sold before flight time, the Company have to sold the tickets even lower than the purchase price to avoid further loss. Thus, the Company bears the inventory risks of the air-tickets and the Company has discretion in setting the price for the specified service. Once the air-tickets issued to passengers according to the client’s instruction, the revenue is recognized. In addition to the air-ticket of airline companies, the Company provided guaranteed flight replacement and cancellation to the air-ticket agency companies. The air-ticket agency companies can return the tickets to the Company without restriction, while the airline companies can accept some of the return on certain conditions. Thus, the Company offered additional service plus the standard airline tickets to its customer. As the Company (i) bears the inventory risks of the air-tickets, (ii) provides additional services on the services procured by the airline companies, and (iii) has discretion in setting the price for the specified service, the Company is considered as a principal and recognize the revenue in a gross basis.

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

	Tourism products			Technology			Cross- board merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Sales to external customers	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment revenue	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment gross margins	704,391	541,889	96,578	760,028	-	-	64	305,822	69,988	1,464,483	847,711	166,566
Reconciling items		-	-		-	-	-	-	-	(56,847,143)	(8,194,585)	(1,161,859)
Loss before tax	-	-	-	-	-	-	-	-	-	(55,382,660)	(7,346,874)	(995,293)
Income tax income/(expense)	-	-	-	-	-	-	-	-	-	(621)	(5,495)	-
Loss for the continuing business	-	-	-	-	-	-	-	-	-	(55,383,281)	(7,352,369)	(995,293)
Discontinued operation	-	-	-	-	-	-	-	-	-	(18,109,150)	(29,863,116)	(4,672,124)
Loss for the year	-	-	-	-	-	-	-	-	-	(73,492,431)	(37,215,483)	(5,667,417)

	As of December 31, 2022
	Wholesale and Retail	Subcontracting	Tourism products	cross-board merchandise and technology	Unallocated	Consolidated
Current assets	-	-	369,770	2,792,929	3,303,874	6,466,573
Non-current assets	-	-	1,310	2,788,394	7,000,000	9,789,704
Total assets	-	-	371,080	5,581,323	10,303,874	16,256,277

Current liabilities	-	-	711,992	899,130	2,319,263	3,930,385
Total liabilities	-	-	711,992	899,130	2,319,263	3,930,385

	As of December 31, 2021
	Wholesale and Retail	Subcontracting	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	18,640,119	2,610,448	450,129	2,809,431	(283,630)	24,226,497
Non-current assets	2,410,407	8,111,375	674	3,345,469	-	13,867,925
Total assets	21,050,526	10,721,823	450,803	6,154,900	(283,630)	38,094,422

Current liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082
Total liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082

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

Cost of revenue for our cross-board business comprise the cost of products purchased and surcharges on purchase cost. Cost of revenue for our travel services comprise the cost of air-tickets brought from airline or the cost of services provided from local travel firms or persons and the cost for outsourcing the travelling work to certain travel agencies.

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

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021	2020
Revenue	1,887,410	4,960,693	9,540,775
Cost of revenue	(2,183,080)	(4,228,577)	(7,208,923)
Expenses	(3,486,626)	(4,353,466)	(6,533,339)
Other income/expenses - net	(5,133,118)	(8,778,160)	(2,027,461)
Profit before tax	(8,915,414)	(12,399,510)	(6,228,948)
Income tax	-	(17,463,604)	1,556,824
Profit after tax	(8,915,414)	(29,863,114)	(4,672,124)
			-
Net cash from operating activities	(2,733,104)	(3,872,380)	(5,901,544)
Net cash from investing activities	-	(1,926)	(8,494)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	(2,733,104)	(3,874,306)	(5,910,038)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:

Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2022	2021	2020
Salaries
Yan Keyan	-	597,669	306,466
Sun Lei	1,470,000	772,000	-
Li Huidan	228,000	772,000	-
Mu Ruifeng	228,000	-	-
Jin Yan	228,000	-	-
Lixia Tu	-	-	237,880
John Sano	-	-	10,350
Themis Kalapotharakos	-	-	82,800
Matthew Los	-	-	82,800
Zhongmin Zhang	-	-	10,350
Yuet Mei Chan	-	-	10,350
	2,154,000	2,141,669	740,996
Social Welfare
Yan Keyan	-	1,242	432
	-	1,242	432

19.	LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Basic Loss Per Share Denominator
Original shares:	5,899,893	3,408,646	2,591,299
Additions from actual events:
- Issuance of common stock, weighted	10,915,573	1,115,699	121,229
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	16,815,466	4,524,345	2,712,528

Loss Per Share**
- Basic	$(43.7)	$(82.3)	$(20.9)
- Diluted	$(43.7)	$(82.3)	$(20.9)
Weighted Average Shares Outstanding**
- Basic	1,681,547	452,345	271,253
- Diluted	1,681,547	452,345	271,253

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

**	The Company took a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total
COST
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

Additions	-	-	-	-	1,008	-	-	1,008
Disposals	(1,716,185)	-	(118,285)	-	(156,406)	-	-	(1,990,876)
Translation adjustment	(289,116)	-	(7,601)	(80,387)	(9,481)	-	-	(386,585)
At December 31, 2022	2,160,573	-	5,600	934,663	1,489	-	-	3,102,326
DEPRECIATION AND IMPAIRMENT
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)
Provided for the year	(70,084)	-	(1,817)	(227,388)	(258)	-	-	(299,547)
Disposal of subsidiaries	1,296,658	-	113,591	-	153,845	-	-	1,564,095
Translation adjustment	79,710	-	6,935	7,083	9,270	-	-	102,998
At December 31, 2022	(68,418)	-	(2,419)	(241,479)	(304)	-	-	(312,622)

CARRYING AMOUNT
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612
At December 31, 2022	2,092,155	-	3,181	693,184	1,185	-	-	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Machinery	5 years	10%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were disposed along with the menswear business in 2022.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2022	2021
Opening balance at 1 January	30,354,968	24,118,655
Disposed by disposal of subsidiaries	(27,951,015)	-
Transfer (to)/from inventories and owner-occupied property	-	5,487,395
Translation adjustment	(2,403,953)	748,918
Closing balance at 31 December	-	30,354,968

DEPRECIATION AND IMPAIRMENT	2022	2021
Opening balance at 1 January	(22,990,440)	(15,844,460)
Provided for the year	(400,802)	(540,273)
Disposed by disposal of subsidiaries	21,560,993	-
Impairment for the year	-	(2,673,131)
Transfer to/(from) inventories and owner-occupied property	-	(3,394,864)
Translation adjustment	1,830,249	(537,712)
Closing balance at 31 December	-	(22,990,440)

CARRYING AMOUNT	2022	2021
Closing balance at 31 December	-	7,364,527

CARRYING AMOUNT	2021
Closing balance at 31 December	7,364,527

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2021	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409
additions for the year	-
charge for the year	-
disposed	2,407,409
At December 31, 2022	-

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current asset	-	82,714
Non-current asset	-	2,324,695
	-	2,407,409

22.	LONG TERM RECEIVABLE

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

As of April 24, 2023, the first two instalments of the principal amount $3,000,000 have been collected. The $1 million payment and $2 million instalment were received within few days by April 24, 2023. As these payments were received, we did not make impairment on the receivable balance.

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

Holders of Series A, C and D Convertible Preferred Stock converted certain preferred stock to common stock during 2021. Following table shows the changes of the preferred stock during 2021:

	Preferred A		Preferred C		Preferred D		Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2020	-	-	-	-	-	-		-
New issued during the year	1,500,000	1,500,000	150,000	1,500,000	100,000	3,900,000		6,900,000
Converted to common stock	(260,000)	(260,000)	-	-	(20,000)	(780,000)		(1,040,000)
At December 31, 2021	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Changes	-	-	-	-	-	-		-
At December 31, 2022	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Common shares convertible	1,240,000	N/A	750,000	N/A	1,040,000	N/A	3,030,000	N/A

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Preferred Shares A, C and D can be converted into 3,030,000 shares of common stock of the Company before reverse stock split or 303,000 shares of common stock of the Company after reverse stock split effective on April 26, 2023. As the Company was in a loss in 2022, the diluted weighted averaged shares of the Company and EPS of 2022 did not include the potential conversion effect of these preferred shares.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On February 12, 2021, the Company granted an aggregate of 674,626 shares of common stock to Mr. Yan Keyan, Co-Chairman of the Board to repurchase his loan to the Company with value of $809,551.

On March 4, 2021, the Company issued 150,000 shares @ $3.31 per share to employee for service to the Company.

On June 4, 2021, the Company issued 16,621 shares @ $2.5 per share for a legal service to the Company.

On September 7, 2021, the Company issued 650,000 registered shares of common stock @ $3.86 per share pursuant to Equity Incentive Plan to the executive officers, directors and certain employees as compensations for their services.

On October 1, 2021, the Company issued 360,000 shares @ $3.02 per share to employees for their services to the Company.

On December 8, 2021, the Company issued 120,000 shares @ $2.28 per share to employees for their compensation.

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

On April 19 and 21, 2022, the Company issued 520,000 shares @ $2.64 and $2.43 per share respectively to employees for their services to the Company.

On May 6, 2022, the Company issued 200,000 shares @ $2.28 per share to an employee for his compensation.

On May 6, 2022, the Company issued 300,000 shares @ $2.28 per share to three board members in leu of their compensation.

On May 16, 2022, the Company issued 3,400,000 shares @ $1.76 per share to employees for their compensation.

On May 26, 2022, the Company issued 1,000,000 shares @ $1.47 per share to Sun Lei for her compensation.

On June 2, 2022, the Company issued 1,000,000 shares @ $1.50 per share to employees for their compensation.

On June 4, 2022, the Company issued 1,800,000 shares @ $1.18 per share to employees for their compensation.

On June 18, 2022, the Company issued 2,800,000 shares @ $1.32 per share to employees for their compensation.

On August 25, 2022, the Company issued 800,000 shares @ $1.35 per share to employees for their compensation.

On September 2, 2022, the Company issued 800,000 shares @ $1.17 per share to an employee for his compensation.

On September 9, 2022, the Company issued 800,000 shares @ $1.03 per share to an employee for his compensation.

On September 19, 2022, the Company issued 800,000 shares @ $0.88 per share to an employee for his compensation.

On November 7, 2022, the Company issued 4,000,000 shares @ $0.79 per share to employees for their compensation.

On November 14, 2022, the Company issued 5,570,000 shares @ $0.77 per share to employees for their compensation.

On November 21, 2022, the Company issued 5,510,000 shares @ $0.83 per share to employees for their compensation.

On November 28, 2022, the Company issued 4,920,000 shares @ $0.82 per share to employees for their compensation.

On December 6, 2022, the Company issued 9,999,962 shares @ $0.80 per share to employees for their compensation.

On December 19, 2022, the Company issued 10,000,000 shares @ $0.71 per share to employees for their compensation.

On September 20, 2022, the Company cancelled 6,519 shares @0.88 per share.

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