Form 20-F/A
period 2022-12-31
JX Luxventure Ltd
filed 2023-10-31
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 3

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note – This Amendment No. 3 to JX Luxventure Limited (the “Company”) annual report on Form 20-F filed May 12, 2023, as amended by Amendment No. 1 filed May 15, 2023 solely to include the XBRL (the “Original Report”) and Amendment No. 2, filed August 31, 2023, is being filed by the Company in order to address certain additional comments made by the Securities and Exchange Commission regarding the Original Report. Unless otherwise stated herein, all disclosures referenced in this Amendment No. 3, and together with the Original Report (the “Annual Report”) as being made “as of the date of this annual report” or similar language are speaking as of the date of the Original Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Corporate Structure

We are not an operating company in China, but a Marshall Islands holding company that conducts almost all of our operations through our subsidiaries based in China and Hong Kong. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our PRC operating subsidiaries. Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 5 and “Risk Factors – Risks Related to Our Corporate Structure” on page 19 of this Annual Report for more information.

Our Business Operations in China

We face various legal and operational risks and uncertainties related to being based in and having most of our operations in China. Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties and may change quickly with little advance notice. The PRC government has significant authority and may exercise significant oversight and discretion over our ability, as offshore holding company that has most of the operations in China, to conduct our business, accept foreign investments or list on an U.S. or other foreign exchanges, and may intervene in or influence our operations at any time.

For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of our shares of common stock and could significantly limit or completely hinder our ability to offer or continue to offer shares of our common stock and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. For a detailed description of risks related to doing business in China, see “Summary of Risk Factors” beginning on page 5 and “Risk Factors – Risks Related to Doing Business in China” beginning on page 20 for more information.

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

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.	Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which wholly owns other PRC operating entities. See “Summary of Risk Factors” beginning on page 5 and “Risk Factors — Risks Related to our Corporate Structure” on page 19 for more information.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, it transfer the dividends to JX Hainan in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

5.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The ability of our PRC subsidiaries to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC operating subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Should our PRC subsidiaries incur debt on their own in the future, the instruments governing that debt may restrict the ability to pay dividends or make other payments. To the extent our cash in the business is in the PRC/Hong Kong or PRC/Hong Kong subsidiaries, the funds or assets may not be available to fund operations distribute dividends to our investors, or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our PRC subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to set aside at least 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. For more details regarding our cash flows, see “Regulations Relating to Foreign Exchange and Dividend Distribution” beginning on page 64 and our consolidated financial statements beginning on page F-1 of this Annual Report for more information.

The PRC government may continue to strengthen its capital controls which would subject dividends distribution from our PRC subsidiaries to the Company to heightened scrutiny. The PRC government imposes controls on the convertibility of Renminbi (“RMB” or “Renminbi,” the official currency of the PRC) into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and, if this occurs in the future, we may not be able to pay dividends in foreign currencies (i.e., U.S. dollars) to our shareholders and we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Therefore, we may experience difficulties in completing the processes necessary to obtain and remit foreign currency for the payment of any dividends.

For more details, see “Risk Factors—Risks Related to Doing Business in China –We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 28. See also” Risk Factors –Risks Related to Doing Business in China – We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC” on page 28 for more information.

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

PRC Government Permissions and Approvals

After consulting our PRC counsel, Beijing Dacheng Law Offices LLP (Haikou), we believe that we and our PRC subsidiaries have obtained all necessary licenses and approvals required for our operations in China, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services. To date, we have not been denied any such licenses and permits.

However, we cannot assure you that we will always be able to successfully obtain, update or renew all the licenses or permits required for our business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business operations.

We are aware that the Chinese authorities recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We are also subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our shares of common stock to significantly decline or become worthless.

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

We may be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless. To the extent that we are subject to any CSRC approval, filing, other governmental authorization or requirements, whether in connection with future securities offerings or otherwise, we cannot assure you that we could obtain such approval, complete such filing, or meet other requirements in a timely manner or at all. If we fail to obtain such approval if and when needed or complete such filings or meet other requirements in a timely manner, the Chinese regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings into China, force a delisting of our ordinary shares, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face related to our corporate structure and operation and doing business in China.

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Because we conduct almost all of our operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. See “Risks Related to Doing Business in China - Because we conduct substantially all of our business operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 20 for more information.

●	Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us. See “Risks Related to Doing Business in China = Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us” on page 27 for more information.

●	Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law. We are not an operating company in China, but a Marshall Islands holding company that conducts almost all of our operations through our subsidiaries based in China and Hong Kong. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our PRC operating subsidiaries. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. See “Risks Related to Our Corporate Structure - Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law” on page 19 for more information.

●	We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risks Related to our Corporate Structure - We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 19 for more information.

●	We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. –See “Risks Related to Doing Business in China - We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC” on page 28 for more information.

●

The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of shares of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of shares of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations” on page 22 for more information.

●	Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 22 for more information.

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

Our business is subject to general business regulations governing cross-borders and tourism industries. We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

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

Prior to December 13, 2021, we carried our business operations through contractual relationships using a variable interest structure (“VIE”). As of December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we are no longer operate those entities through a VIE structure and are now the indirect sole shareholder of JX Hainan Digital and Beijing Heyang. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

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

We are a company incorporated under the laws of the Marshall Islands. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our operating entities. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. In addition, almost all of our assets are located outside the United States, and majority of our directors and officers, and their assets, are located outside of the United States. As a result, investors may have difficulty serving legal process within the United States upon us or any of these persons. Investors may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. They may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

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

Recent statements by the Chinese government have indicated its intent to exert more oversight sand control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. PRC has recently promulgated new rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that will significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

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

Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us.

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

We may rely on dividends and other distributions of equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC”

We rely principally on dividends and other distributions of equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The PRC rules and regulations impose restrictions and limitations on transfer of cash on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries to JX Luxventure Limited and holders of the common stock of the Company.

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

Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets.

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

Any transfer of cash to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of any future securities offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Notices No. 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options became subject to these regulations when our company became an overseas listed company upon the completion of our recent initial public offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which wholly owns other PRC operating entities.

As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, it transfer the dividends to JX Hainan in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

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

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The ability of our PRC subsidiaries to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC operating subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Should our PRC subsidiaries incur debt on their own in the future, the instruments governing that debt may restrict the ability to pay dividends or make other payments. To the extent our cash in the business is in the PRC/Hong Kong or PRC/Hong Kong subsidiaries, the funds or assets may not be available to fund operations distribute dividends to our investors, or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our PRC subsidiaries to distribute dividends to us may restrict our ability to satisfy our liquidity requirements.

In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to set aside at least 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. The PRC government may continue to strengthen its capital controls which would subject dividends distribution from our PRC subsidiaries to the Company to heightened scrutiny. The PRC government imposes controls on the convertibility of RMB, the official currency of the PRC) into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and, if this occurs in the future, we may not be able to pay dividends in foreign currencies (i.e., U.S. dollars) to our shareholders and we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Therefore, we may experience difficulties in completing the processes necessary to obtain and remit foreign currency for the payment of any dividends.

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

Date: October 31, 2023	JX Luxventure Limited

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

Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“Jin Xuan Luxury Tourism”) was incorporated in the PRC on August 4, 2016. It is 100% owned by JX Hainan . It has a registered capital of RMB20,000,000 and present shareholder shall pay up the registered capital prior to August 4, 2046. It operates Luxventure social platform and on-line activities.

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

	Tourism products			Technology			Cross- board merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Sales to external customers	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment revenue	79,092,342	51,818,166	991,929	782,302	-	-	83	2,222,782	343,445	79,874,727	54,040,948	1,335,374
Segment gross margins	704,391	541,889	96,578	760,028	-	-	64	305,822	69,988	1,464,483	847,711	166,566
Reconciling items		-	-		-	-	-	-	-	(56,847,143)	(8,194,585)	(1,161,859)
Loss before tax	-	-	-	-	-	-	-	-	-	(55,382,660)	(7,346,874)	(995,293)
Income tax income/(expense)	-	-	-	-	-	-	-	-	-	(621)	(5,495)	-
Loss for the continuing business	-	-	-	-	-	-	-	-	-	(55,383,281)	(7,352,369)	(995,293)
Discontinued operation	-	-	-	-	-	-	-	-	-	(18,109,150)	(29,863,116)	(4,672,124)
Loss for the year	-	-	-	-	-	-	-	-	-	(73,492,431)	(37,215,483)	(5,667,417)

	As of December 31, 2022
	Wholesale, Retail and Subcontracting	Technology	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	-	1,625	369,770	2,791,304	3,303,874	6,466,573
Non-current assets	-	-	1,310	2,788,394	7,000,000	9,789,704
Total assets	-	1,625	371,080	5,579,697	10,303,874	16,256,277

Current liabilities	-	32,772	711,992	866,358	2,319,263	3,930,385
Total liabilities	-	32,772	711,992	866,358	2,319,263	3,930,385

	As of December 31, 2021
	Wholesale and Retail	Subcontracting	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	18,640,119	2,610,448	450,129	2,809,431	(283,630)	24,226,497
Non-current assets	2,410,407	8,111,375	674	3,345,469	-	13,867,925
Total assets	21,050,526	10,721,823	450,803	6,154,900	(283,630)	38,094,422

Current liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082
Total liabilities	3,384,019	1,481,508	303,749	424,534	1,628,272	7,222,082

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

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021	2020
Revenue	1,887,410	4,960,693	9,540,775
Cost of revenue	(2,183,080)	(4,228,577)	(7,208,923)
Expenses	(3,486,626)	(4,353,466)	(6,533,339)
Other income/expenses - net	(5,133,118)	(8,778,160)	(2,027,461)
Profit before tax	(8,915,414)	(12,399,510)	(6,228,948)
Income tax	-	(17,463,604)	1,556,824
Profit after tax	(8,915,414)	(29,863,114)	(4,672,124)
			-
Net cash from operating activities	(2,733,104)	(3,872,380)	(5,901,544)
Net cash from investing activities	-	(1,926)	(8,494)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	(2,733,104)	(3,874,306)	(5,910,038)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:

Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2022	2021	2020
Salaries
Yan Keyan	-	597,669	306,466
Sun Lei	1,470,000	772,000	-
Li Huidan	228,000	772,000	-
Mu Ruifeng	228,000	-	-
Jin Yan	228,000	-	-
Lixia Tu	-	-	237,880
John Sano	-	-	10,350
Themis Kalapotharakos	-	-	82,800
Matthew Los	-	-	82,800
Zhongmin Zhang	-	-	10,350
Yuet Mei Chan	-	-	10,350
	2,154,000	2,141,669	740,996
Social Welfare
Yan Keyan	-	1,242	432
	-	1,242	432

19.	LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Basic Loss Per Share Denominator
Original shares:	5,899,893	3,408,646	2,591,299
Additions from actual events:
- Issuance of common stock, weighted	10,915,573	1,115,699	121,229
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	16,815,466	4,524,345	2,712,528
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	16,815,466	4,524,345	2,712,528

Loss Per Share**
- Basic	$(43.7)	$(82.3)	$(20.9)
- Diluted	$(43.7)	$(82.3)	$(20.9)
Weighted Average Shares Outstanding**
- Basic	1,681,547	452,345	271,253
- Diluted	1,681,547	452,345	271,253

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

**	The Company effected a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total
COST
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

Additions	-	-	-	-	1,008	-	-	1,008
Disposals	(1,716,185)	-	(118,285)	-	(156,406)	-	-	(1,990,876)
Translation adjustment	(289,116)	-	(7,601)	(80,387)	(9,481)	-	-	(386,585)
At December 31, 2022	2,160,573	-	5,600	934,663	1,489	-	-	3,102,326
DEPRECIATION AND IMPAIRMENT
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)
Provided for the year	(70,084)	-	(1,817)	(227,388)	(258)	-	-	(299,547)
Disposal of subsidiaries	1,296,658	-	113,591	-	153,845	-	-	1,564,095
Translation adjustment	79,710	-	6,935	7,083	9,270	-	-	102,998
At December 31, 2022	(68,418)	-	(2,419)	(241,479)	(304)	-	-	(312,622)

CARRYING AMOUNT
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612
At December 31, 2022	2,092,155	-	3,181	693,184	1,185	-	-	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Machinery	5 years	10%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were disposed along with the menswear business in 2022.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2022	2021
Opening balance at 1 January	30,354,968	24,118,655
Disposed by disposal of subsidiaries	(27,951,015)	-
Transfer (to)/from inventories and owner-occupied property	-	5,487,395
Translation adjustment	(2,403,953)	748,918
Closing balance at 31 December	-	30,354,968

DEPRECIATION AND IMPAIRMENT	2022	2021
Opening balance at 1 January	(22,990,440)	(15,844,460)
Provided for the year	(400,802)	(540,273)
Disposed by disposal of subsidiaries	21,560,993	-
Impairment for the year	-	(2,673,131)
Transfer to/(from) inventories and owner-occupied property	-	(3,394,864)
Translation adjustment	1,830,249	(537,712)
Closing balance at 31 December	-	(22,990,440)

CARRYING AMOUNT	2022	2021
Closing balance at 31 December	-	7,364,527

CARRYING AMOUNT	2021
Closing balance at 31 December	7,364,527

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2021	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409
additions for the year	-
charge for the year	-
disposed	2,407,409
At December 31, 2022	-

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current asset	-	82,714
Non-current asset	-	2,324,695
	-	2,407,409

22.	LONG TERM RECEIVABLE

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

The number of shares in this Note 32 does not reflect the 1:10 reverse stock split of common stock of the Company, effective on April 26, 2023, unless elsewhere stated. It is done to make it consistent with the number of shares disclosed by the Company for prior years.

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