Form 20-F/A
period 2022-12-31
JX Luxventure Ltd
filed 2024-01-17
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 4

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note – This Amendment No. 4 to JX Luxventure Limited (the “Company”) annual report on Form 20-F filed May 12, 2023, as amended by Amendment No. 1 filed May 15, 2023 solely to include the XBRL (the “Original Report”), Amendment No. 2 and Amendment No. 3, filed August 31, 2023 and October 31, 2023 respectively, are being filed by the Company in order to address certain additional comments made by the Securities and Exchange Commission regarding the Original Report. Unless otherwise stated herein, all disclosures referenced in this Amendment No. 4, and together with the Original Report (the “Annual Report”) as being made “as of the date of this annual report” or similar language are speaking as of the date of the Original Report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Corporate Structure

We are not an operating company in China, but a Marshall Islands holding company that conducts almost all of our operations through our subsidiaries based in China and Hong Kong. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our PRC operating subsidiaries. Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 6 and “Risk Factors – Risks Related to Our Corporate Structure” on page 19 of this Annual Report for more information.

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

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. For a detailed description of risks related to doing business in China, see “Summary of Risk Factors” beginning on page 6 and “Risk Factors – Risks Related to Doing Business in China” beginning on page 20 for more information.

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

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.	Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which wholly owns other PRC operating entities. See “Summary of Risk Factors” beginning on page 6 and “Risk Factors — Risks Related to our Corporate Structure” on page 19 for more information.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, it transfer the dividends to JX Hainan in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

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

PRC Government Permissions and Approvals

We relied on the opinion of our PRC counsel, Beijing Dacheng Law Offices LLP (Haikou) in concluding that we and our PRC subsidiaries have obtained all necessary licenses and approvals required for our operations in China, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services. To date, we have not been denied any such licenses and permits.

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

Our business belongs to the cross-border merchandise and tourism industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. We relied on the opinion of our PRC counsel, Beijing Dacheng Law Offices LLP (Haikou) in concluding that we are not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Revenues are recognized at a point in time and denominated only in USD. Included in the “travel service”, majority (99.99%) of the revenue amount represents the revenue for reselling of air-tickets requests by airline ticket agencies. Revenue for tickets purchased based on our judgment of potential trends, and revenue recorded from sales of tourism packages are insignificant of total revenue of tourism service.

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

Date: January 17, 2024	JX Luxventure Limited

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

Revenues are recognized at a point in time and denominated only in USD. Included in the “travel service”, majority (99.99%) of the revenue amount represents the revenue for reselling of air-tickets requests by airline ticket agencies. Revenue for tickets purchased based on our judgment of potential trends, and revenue recorded from sales of tourism packages are insignificant of total revenue of travel service.

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

The inputs to the model were as follows:

December 31, 2021
Exercise price	50
Dividend yield	-
Risk-free rate	1.54%
Expected term (in years)	10
Expected volatility	79.68%

32.	SHARE CAPITAL AND SHARE PREMIUM

The number of shares in this Note 32 reflects the 1:10 reverse stock split of common stock of the Company, effective on April 26, 2023.

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2020	340,865	341	11,312,643
Issuance of shares	249,125	249	6,257,155
Issuance of rights	-	-	7,149,995
Shares outstanding as December 31, 2021	589,990	590	24,719,793
Issuance of shares	5,473,344	5,473	53,239,760
Shares outstanding as December 31, 2022	6,063,334	6,063	72,959,554

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2022	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2020	340,865	341	$11,312,643
Issue and fully paid common shares of US$0.0001 as at December 31, 2021	589,990	590	$24,719,794
Issue and fully paid common shares of US$0.0001 as at December 31, 2022	6,063,334	6,063	$72,959,554

Preferred Stock

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined by the Company’s board of directors.

On April 8, 2021, the Company issued 1,500,000 shares of our newly-designated Series A Convertible Preferred Stock to a single investor for total subscription proceeds of $1,500,000. Each Series A Convertible Preferred Stock features a stated value of $1.00 and is convertible to 0.1 share of our common stock at any time after 6 months from the date of issue. All shares of common stock issuable upon conversion of the Series A Preferred Stock are subject to a two-year lock-up agreement running from the initial closing of the financing.

On September 1, 2021, the Company issued 150,000 shares of our newly-designated Series C Convertible Preferred Stock to Sun Lei, our Chief Executive Officer for total subscription proceeds of $1,500,000 of a private offering. A Series C Convertible Preferred Stock features a stated value of $10.00 and is convertible to shares of our common stock on a 1 to 0.5 basis at any time after 6 months from the date of issue. Series C Convertible Preferred Stock votes together without common stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of common stock issuable upon conversion of the Series C Preferred Stock are subject to a one-year lock-up agreement running from the initial closing of the financing.

On November 1, 2021, the “Company closed the private placement offering (the “Offering”) of its newly-designated Series D Convertible Preferred Stock, par value $0.0001 per share (“Series D Convertible Preferred Stock”), in which the Company issued 100,000 shares of Series D Convertible Preferred Stock (the “Shares”) for the total gross proceeds of $3,900,000. As stated in the Certificate of Designation, shares of Series D Convertible Preferred Stock vote together with holders of shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 to 1.3 basis at any time following the issuance.

Holders of Series A, C and D Convertible Preferred Stock converted certain preferred stock to common stock during 2021. Following table shows the changes of the preferred stock during 2021:

	Preferred A		Preferred C		Preferred D		Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2020	-	-	-	-	-	-		-
New issued during the year	1,500,000	1,500,000	150,000	1,500,000	100,000	3,900,000		6,900,000
Converted to common stock	(260,000)	(260,000)	-	-	(20,000)	(780,000)		(1,040,000)
At December 31, 2021	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Changes	-	-	-	-	-	-		-
At December 31, 2022	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Common shares convertible	124,000	N/A	75,000	N/A	104,000	N/A	303,000	N/A

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Preferred Shares A, C and D can be converted into 3,030,000 shares of common stock of the Company before reverse stock split or 303,000 shares of common stock of the Company after reverse stock split effective on April 26, 2023. As the Company was in a loss in 2022, the diluted weighted average shares of the Company and EPS of 2022 did not include the potential conversion effect of these preferred shares.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On February 12, 2021, the Company granted an aggregate of 67,462 shares of common stock to Mr. Yan Keyan, Co-Chairman of the Board to repurchase his loan to the Company with value of $809,551.

On March 4, 2021, the Company issued 15,000 shares at $33.1 per share (adjusted to reflect 1:10 reverse stock split) to employee for service to the Company.

On June 4, 2021, the Company issued 1,662 shares at $25 per share (adjusted to reflect 1:10 reverse stock split) for a legal service to the Company.

On September 7, 2021, the Company issued 65,000 registered shares of common stock at $38.6 per share (adjusted to reflect 1:10 reverse stock split) pursuant to Equity Incentive Plan to the executive officers, directors and certain employees as compensations for their services.

On October 1, 2021, the Company issued 36,000 shares at $30.2 per share (adjusted to reflect 1:10 reverse stock split) to employees for their services to the Company.

On December 8, 2021, the Company issued 12,000 shares at $22.8 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On October 19, 2021 and November 15, 2021, the Company issued 26,000 shares, each for Preferred A shares and Preferred D shares conversion, respectively.

During 2021, all common shares were issued to employees, Directors and executives for their compensations and there is no vesting period. The fair value was determined based on the market price on the date of grant. All compensations are recorded as general and administrative expenses with a corresponding increase in equity.

On April 19 and 21, 2022, the Company issued 52,000 shares at $26.4 and $24.3 per share (adjusted to reflect 1:10 reverse stock split) respectively to employees for their services to the Company.

On May 6, 2022, the Company issued 20,000 shares at $22.8 per share (adjusted to reflect 1:10 reverse stock split) to an employee for his compensation.

On May 6, 2022, the Company issued 30,000 shares at $22.8 per share (adjusted to reflect 1:10 reverse stock split) to three board members in leu of their compensation.

On May 16, 2022, the Company issued 340,000 shares at $17.6 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On May 26, 2022, the Company issued 100,000 shares at $14.7 per share (adjusted to reflect 1:10 reverse stock split) to Sun Lei for her compensation.

On June 2, 2022, the Company issued 100,000 shares at $15.0 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On June 4, 2022, the Company issued 180,000 shares at $11.8 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On June 18, 2022, the Company issued 280,000 shares at $13.2 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On August 25, 2022, the Company issued 80,000 shares at $13.5 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On September 2, 2022, the Company issued 80,000 shares at $11.7 per share (adjusted to reflect 1:10 reverse stock split) to an employee for his compensation.

On September 9, 2022, the Company issued 80,000 shares at $10.3 per share (adjusted to reflect 1:10 reverse stock split) to an employee for his compensation.

On September 19, 2022, the Company issued 80,000 shares at $8.8 per share (adjusted to reflect 1:10 reverse stock split) to an employee for his compensation.

On November 7, 2022, the Company issued 400,000 shares at $7.9 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On November 14, 2022, the Company issued 557,000 shares at $7.7 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On November 21, 2022, the Company issued 551,000 shares at $8.3 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On November 28, 2022, the Company issued 492,000 shares at $8.2 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On December 6, 2022, the Company issued 999,996 shares at $8.0 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On December 19, 2022, the Company issued 1,000,000 shares at $7.1 per share (adjusted to reflect 1:10 reverse stock split) to employees for their compensation.

On September 20, 2022, the Company cancelled 652 shares at $8.8 per share (adjusted to reflect 1:10 reverse stock split).

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