Form 20-F/A
period 2022-12-31
JX Luxventure Ltd
filed 2024-02-26
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 5

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note – This Amendment No. 5 to JX Luxventure Limited (the “Company”) annual report on Form 20-F filed May 12, 2023, as amended by Amendment No. 1 filed May 15, 2023 solely to include the XBRL (the “Original Report”), Amendment No. 2, filed August 31, 2023, and Amendment No. 3, filed October 31, 2023, and Amendment No. 4, filed January 17, 2024, respectively, are being filed by the Company in order to address certain additional comments made by the Securities and Exchange Commission regarding the Original Report. Unless otherwise stated herein, all disclosures referenced in this Amendment No. 5, and together with the Original Report (the “Annual Report”) as being made “as of the date of this annual report” or similar language are speaking as of the date of the Original Report.

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

Date: February 26, 2024	JX Luxventure Limited

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

Cost of revenue for our cross-board business comprise the cost of products purchased and surcharges on purchase cost. Cost of revenue for our travel services comprise the cost of air-tickets brought from airline or the cost of services provided from local travel firms or persons, the cost for outsourcing the travelling work to certain travel agencies and additional air-ticket return cost paid to customers.

Cost of sales for our retail and wholesale of garment business comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity.

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2022	2021	2020
Changes in inventories of finished goods and work in progress	(494,357)	83,112	(261,691)
Materials consumed in production	-	-	-
Purchases of finished goods	201,734	1,808,963	1,430,208
Outsourced service cost	77,736,052	50,359,452	-
Additional air-ticket return cost **	965,169	916,678	-
Taxes and surcharges *	1,646	25,032	291
	78,410,244	53,193,237	1,168,808

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).
**	Additional air-ticket return cost is the net loss of the return payments paid to customers offset by the return proceeds received from airline companies. The following table shows the gross amount of the return payment and proceeds;

	Year ended December 31,
	2022	2021	2020
Return paid to customers	23,003,679	8,268,369	-
Return received from airline companies	(22,038,510)	(7,351,691)	-
Additional air-ticket return cost	965,169	916,678	-

10.	OTHER INCOME

	Year ended December 31,
	2022	2021	2020
Government grant	1,592	-	-
Interest income on bank deposits	21	4	199
Other	15,023	34,789	2,923
	16,636	34,793	3,122

11.	OTHER LOSSES

	Year ended December 31,
	2022	2021	2020
Bad debt provision of trade receivables	(53,991)	-	-
Impairment of long-lived assets	(39,778)	(12,500)	-
Others	(4,881)	(4,825)	-
	(98,650)	(17,325)	-

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2022	2021	2020
Outsourced service fee	403,458	1,212,403	-
Advertisement	-	140,704	-
Others	317,930	736	-
	721,388	1,353,843	-

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2022	2021	2020
Labor	53,550,086	3,155,246	832,534
Audit fee	247,782	200,000	114,400
Professional and other service fee	969,072	2,666,804	74,252
Design fee	-	-	2,039
Depreciation and amortization charges	299,547	21,603	-
Decoration	133,502	155,665	30,275
Rental	4,661	65,724	-
Travelling and entertainment	89,272	203,634	22,242
Others	749,819	389,534	89,239
	56,043,741	6,858,210	1,164,981

14.	FINANCE COSTS

	Year ended December 31,
	2022	2021	2020
Interest expenses on bank borrowings
wholly repayable within one year	-	-	-

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

a)	Financial performance and cash flow information

	Year ended December 31,
	2022	2021	2020
Revenue	1,887,410	4,960,693	9,540,775
Cost of revenue	(2,183,080)	(4,228,577)	(7,208,923)
Expenses	(3,486,626)	(4,353,466)	(6,533,339)
Other income/expenses - net	(5,133,118)	(8,778,160)	(2,027,461)
Profit before tax	(8,915,414)	(12,399,510)	(6,228,948)
Income tax	-	(17,463,604)	1,556,824
Profit after tax	(8,915,414)	(29,863,114)	(4,672,124)
			-
Net cash from operating activities	(2,733,104)	(3,872,380)	(5,901,544)
Net cash from investing activities	-	(1,926)	(8,494)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	(2,733,104)	(3,874,306)	(5,910,038)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:

Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2022	2021	2020
Salaries
Yan Keyan	-	597,669	306,466
Sun Lei	1,470,000	772,000	-
Li Huidan	228,000	772,000	-
Mu Ruifeng	228,000	-	-
Jin Yan	228,000	-	-
Lixia Tu	-	-	237,880
John Sano	-	-	10,350
Themis Kalapotharakos	-	-	82,800
Matthew Los	-	-	82,800
Zhongmin Zhang	-	-	10,350
Yuet Mei Chan	-	-	10,350
	2,154,000	2,141,669	740,996
Social Welfare
Yan Keyan	-	1,242	432
	-	1,242	432

19.	LOSS PER SHARE

	For the years ended December 31,
	2022	2021	2020
Basic Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Diluted Loss Per Share Numerator
Profit for the year attributable to owners of the Company	$(73,492,431)	$(37,215,483)	$(5,667,417)

Basic Loss Per Share Denominator
Original shares:	589,989	340,865	259,130
Additions from actual events:
- Issuance of common stock, weighted	1,091,558	111,570	12,123
Basic weighted average shares outstanding	1,681,547	452,435	271,253

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	1,681,547	452,435	271,253
Dilutive shares: Potential additions from dilutive events:
- Exercise of investor warrants*
Diluted Weighted Average Shares Outstanding:	1,681,547	452,435	271,253

Loss Per Share**
- Basic	$(43.7)	$(82.3)	$(20.9)
- Diluted	$(43.7)	$(82.3)	$(20.9)
Weighted Average Shares Outstanding**
- Basic	1,681,547	452,345	271,253
- Diluted	1,681,547	452,345	271,253

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss during the periods presented.

**	The Company effected a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Machinery	Office equipment	Motor vehicles	Furniture and fixtures	Leasehold improvements- factories and offices	Leasehold improvements- shops	Total
COST
At December 31, 2020	7,191,993	45,324	137,150	33,800	160,979	896,680	269,029	8,734,955
Additions	2,311,212		11,332	999,829	2,526			3,324,899
Disposals		(45,876)	(20,638)	(34,211)	(1,591)	(907,602)	(272,306)	(1,282,224)
Reclassification to investment property	(5,487,395)	-	-	-	-	-	-	(5,487,395)
Translation adjustment	150,063	552	3,642	15,632	4,455	10,922	3,277	188,543
At December 31, 2021	4,165,873	-	131,486	1,015,050	166,369	-	-	5,478,778

Additions	-	-	-	-	1,008	-	-	1,008
Disposals	(1,716,185)	-	(118,285)	-	(156,406)	-	-	(1,990,876)
Translation adjustment	(289,116)	-	(7,601)	(80,387)	(9,481)	-	-	(386,585)
At December 31, 2022	2,160,573	-	5,600	934,663	1,489	-	-	3,102,326
DEPRECIATION AND IMPAIRMENT
At December 31, 2020	(4,459,340)	(45,324)	(135,065)	(30,609)	(159,973)	(798,006)	(269,029)	(5,897,346)
Provided for the year	(186,439)	-	(773)	(20,856)	(57)	(9,118)	-	(217,243)
Eliminated upon disposal of assets	-	45,876	18,171	30,982	1,263	816,842	272,305	1,185,439
Depreciation reclassified to investment property	1,602,628	-	-	-	-	-	-	1,602,628
Impairment reclassified to investment property	1,792,237	-	-	-	-	-	-	1,792,237
Impairment	(48,859)	-	-	-	-	-	-	(48,859)
Translation adjustment	(74,928)	(552)	(3,462)	(691)	(4,395)	(9,718)	(3,276)	(97,022)
At December 31, 2021	(1,374,701)	-	(121,129)	(21,174)	(163,162)	-	-	(1,680,166)
Provided for the year	(70,084)	-	(1,817)	(227,388)	(258)	-	-	(299,547)
Disposal of subsidiaries	1,296,658	-	113,591	-	153,845	-	-	1,564,095
Translation adjustment	79,710	-	6,935	7,083	9,270	-	-	102,998
At December 31, 2022	(68,418)	-	(2,419)	(241,479)	(304)	-	-	(312,622)

CARRYING AMOUNT
At December 31, 2021	2,791,172	-	10,357	993,876	3,207	-	-	3,798,612
At December 31, 2022	2,092,155	-	3,181	693,184	1,185	-	-	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Machinery	5 years	10%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%
Leasehold improvements-factories and offices	Shorter of estimated useful life of 5 years or lease term	10%
Leasehold improvements-shops	Shorter of estimated useful life of 5 years or lease term	Nil
Distributor shops’ furniture and fixtures	1.5 years	Nil

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

The first two buildings were disposed along with the menswear business in 2022.

Investment Properties

As at December 31, 2021, fair value approximated carry amounts, being the initial cost to acquire these investment properties.

COST	2022	2021
Opening balance at 1 January	30,354,968	24,118,655
Disposed by disposal of subsidiaries	(27,951,015)	-
Transfer (to)/from inventories and owner-occupied property	-	5,487,395
Translation adjustment	(2,403,953)	748,918
Closing balance at 31 December	-	30,354,968

DEPRECIATION AND IMPAIRMENT	2022	2021
Opening balance at 1 January	(22,990,440)	(15,844,460)
Provided for the year	(400,802)	(540,273)
Disposed by disposal of subsidiaries	21,560,993	-
Impairment for the year	-	(2,673,131)
Transfer to/(from) inventories and owner-occupied property	-	(3,394,864)
Translation adjustment	1,830,249	(537,712)
Closing balance at 31 December	-	(22,990,440)

CARRYING AMOUNT	2022	2021
Closing balance at 31 December	-	7,364,527

CARRYING AMOUNT	2021
Closing balance at 31 December	7,364,527

21.	PREPAYMENTS AND PREMIUMS UNDER OPERATING LEASES

Amount
At January 1, 2021	2,419,900
additions for the year	3,411
charge for the year	(81,474)
translation adjustment	65,572
At December 31, 2021	2,407,409
additions for the year	-
charge for the year	-
disposed	2,407,409
At December 31, 2022	-

Analyzed for reporting purposes as:

	As at December 31,
	2022	2021
Current asset	-	82,714
Non-current asset	-	2,324,695
	-	2,407,409

22.	LONG TERM RECEIVABLE

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