Form 20-F
period 2023-12-31
JX Luxventure Ltd
filed 2024-05-15
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023) 6,063,192.

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

Year Ended December 31, 2023

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Limited, a company organized in the Republic of the Marshall Islands;

●	“KBS International,” refers to KBS International Holding Inc., a Nevada corporation, which was dissolved in August 2014;

●	“Hongri PRC,” refers to Hongri (Fujian) Sports Goods Co., Ltd., a direct wholly-owned subsidiary of Hongri International, which was our indirect wholly-owned subsidiary organized in the PRC until October 19, 2022;

●	“Hongri International” are to Hongri International Holdings Limited, a company organized in the BVI, was our wholly-owned subsidiary until October 19, 2022;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

●	“Flower Crown” are to Flower Crown Holding, which is our wholly-owned subsidiary organized in Cayman Islands.

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, which is a direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary organized in Hong Kong.

●	“JX Shenzhen” are to Jin Xuan (Shenzhen) International Trade Co., Ltd., a new wholly-owned subsidiary of Flower Crown HK, organized in PRC

●	“Billion Place HK” are to Billion Place Limited (Hong Kong) Co., Limited, a limited company incorporated in Hong Kong, which is wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary.

●	“Baofu Technology” are to Baofu (Zhuhai) Technology Co., Ltd., a wholly-owned subsidiary of Billion Place HK and our indirect wholly-owned subsidiary, organized in PRC.

●	“Hainan Travel” are to Hainan Si Quan Run Hang International Travel Agency Co., Ltd., a wholly-owned subsidiary of Baofu Technology and our indirect wholly-owned subsidiary, organized in PRC.

●	“JX Hainan” or “WFOE” are to Jin Xuan (Hainan) Holding Co., Ltd, which is our wholly owned subsidiary organized in PRC.

●	“Jin Xuan Luxury Tourism” or “JX Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, which is a limited liability company organized in PRC and wholly owned by the WFOE.

●	“Hefei Aitong” are to Hefei Aitong Cultural Tourism Development Ltd., in which JX Luxury Tourism owns 51% ownership, organized in PRC.

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which was wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC until October 8, 2023

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

The following diagram illustrates our corporate structure and our subsidiaries as of the date of the Annual Report:

For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 5 and “Risk Factors – Risks Related to Our Corporate Structure” on page 18 of this Annual Report for more information.

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

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. For a detailed description of risks related to doing business in China, see “Summary of Risk Factors” beginning on page 5 and “Risk Factors – Risks Related to Doing Business in China” beginning on page 19 for more information.

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

The audit report included in this annual report for the year ended December 31, 2023 was issued by Onestop Assurance PAC (“Onestop”), a Singapore-based independent public accounting firm that is registered with the PCAOB. Onestop is not headquartered in mainland China and was not subject to the 2021 Determination Report. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB.

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.	Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which wholly owns other PRC operating entities. Following the recent reorganization of the Company’s corporate structure, resulting in incorporation of new entities, Flower Crown Holding also owns Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong and its wholly-owned subsidiaries. See “Summary of Risk Factors” beginning on page 5 and “Risk Factors — Risks Related to our Corporate Structure” on page 18 for more information.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, it transfer the dividends to JX Hainan in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

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

In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to set aside at least 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. For more details regarding our cash flows, see “Regulations Relating to Foreign Exchange and Dividend Distribution” beginning on page 66 and our consolidated financial statements beginning on page F-1 of this Annual Report for more information.

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

For more details, see “Risk Factors—Risks Related to Doing Business in China –We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 27. See also” Risk Factors –Risks Related to Doing Business in China – We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC” on page 27 for more information.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face related to our corporate structure and operation and doing business in China.

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Because we conduct almost all of our operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. See “Risks Related to Doing Business in China - Because we conduct substantially all of our business operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 19 for more information.

●	Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us. See “Risks Related to Doing Business in China = Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us” on page 26 for more information.

●	Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law. We are not an operating company in China, but a Marshall Islands holding company that conducts almost all of our operations through our subsidiaries based in China and Hong Kong. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our PRC operating subsidiaries. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. See “Risks Related to Our Corporate Structure - Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law” on page 19 for more information.

●	We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risks Related to our Corporate Structure - We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 18 for more information.

●	We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. –See “Risks Related to Doing Business in China - We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC” on page 27 for more information.

●	The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of shares of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of shares of our Common Stock, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations” on page 22 for more information.

●	Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 21 for more information.

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

We had a concentration of major customers during the years ended December 31, 2023 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

The percentage of our revenue attributable to our largest customer, Hefei Liantuo Tianji E-commence Corporation Ltd., an online airline tickets agency company, amounted to $23,621,588, or 74%, for the year ended December 31, 2023 and $74,340,429 or 93% for the year ended December 31, 2022. We depend on this customer and several other major customers. Because of the competitive nature of our business operations, the contractual arrangements with this and other major customers are based on short-term projects; however, and may be terminated at will by each party. if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

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

The COVID-19 pandemic adversely affected many businesses in China, including the Company’s business, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. The global spread of COVID-19 also affected our sales. This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021 because of government-enforced lockdowns.

Since January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic and has now completed lifted such restrictions and quarantines. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent at least in the near future, because such foreign talent may have left China and returned to their home country during the pandemic. It is also possible that if future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

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

Prior to December 13, 2021, we carried our business operations through contractual relationships using a variable interest structure (“VIE”). As of December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we are no longer operate those entities through a VIE structure. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

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

The global macroeconomic environment is facing challenges. Although the Chinese economy has grown steadily in the past decade, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. The uncertain nature, magnitude and duration of political instability and military hostilities, including the recent conflict in Israel with Hamas, the ongoing war between uncertain nature, magnitude and duration of the Russia-Ukraine war could lead to significant disruptions in the global economy. The full economic effect of these events cannot be estimated with certainty, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. We engage in cross border merchandise and tourism business and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

Our Common Stock is traded and listed on the Nasdaq Capital Market under the symbol “JXJT.” We are required to comply with all continued listing requirements, including among other things, a minimum bid price of $1.00 per share of Common Stock (the “Minimum Bid Requirement”), minimum shareholder’ equity. certain major corporate transactions, the composition of our Board of Directors and committees thereof. The failure to meet these Nasdaq Capital Market continued listing requirements may result in the delisting of our Common Stock from the Nasdaq Capital Market, which could adversely affect the liquidity and market price thereof. In the past, the Company’s common stock felt below the Minimum Bid Requirement. On October 24, 2022, the Company received its first letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. The Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 24, 2023. The Company effected a Reverse Stock Split on April 26, 2023, but did not regain compliance with the Minimum Bid Requirement by April 24, 2023. On April 25, 2023, the Company received the determination letter from Nasdaq (the “Determination Letter”) that it failed to regain compliance with the Minimum Bid Requirement. On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On May 23, 2023, Nasdaq notified the Company in its compliance letter (the “Compliance Letter”) that it regained compliance with the Minimum Bid Requirement and that the hearing previously scheduled for May 25, 2023 (the hearing was related to regaining compliance with the Minimum Bid Requirement) has been canceled. The Compliance Letter also stated that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

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

Flower Crown HK, in turn, wholly owns all of the share capital of Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a limited company incorporated on August 4, 2016 in China (“Jin Xuan Luxury Tourism”). Jin Xuan Luxury Tourism currently wholly owns Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd., a limited company incorporated on July 17, 2020 in PRC (“Flower Crown China”), and prior to October 8, 2023, it also wholly-owned Flower Crown HK Beijing Heyang International Travel Service Co., Ltd., a limited company incorporated on March 29, 2018 in China (“Heyang Travel”). On October 8, 2023, the Company sold 100% ownership in Heyang Travel, to a non-related third party.

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

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2021, we closed a Share Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Heyang Travel”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we are no longer operate those entities through a VIE structure and became the indirect sole shareholder of JX Hainan and Heyang Travel. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

The reorganization was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock.

Following the reorganization, we had the following corporate structure between December 13, 2021 and October 19, 2022:

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

On July 12, 2022, the Company entered into a new Employment Agreement with Sun Lei (the “2022 Employment Agreement”) for a one (1) year term, pursuant to which Sun Lei received compensation of USD1.00 but no stock compensation. The 2022 Employment Agreement has expired, and the Company did not enter into a new employment agreement with Sun Lei in 2023.

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

The maximum aggregate number of shares of Common Stock, issuable under the New 2022 EIP is four million (4,000,000) shares, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding. On November 4, 2022, the Company filed a new S-8 Registration Statement, registering 2,000,000 shares out of the total 4,000,000 shares of Common Stock, available to be issued under the New 2022 EIP. On December 12, 2022, the Company registered the remaining 2,000,000 shares of Common Stock available to be issued under the New 2022 EIP under another S-8 Registration Statement. As of the date of this Annual Report, all shares of common stock available for issuance under the new 2022 EIP were issued.

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

At the Closing, the Purchaser issued to the Company a 5% promissory note in the principal amount of $10,000,000, in payment of the Purchase Price (the “Note”). The Note is payable in four installments, on the following dates and in the following amounts: (a) $1,000,000, together with an accrued interest, is payable on or before November 19, 2022; (b) $2,000,000, together with an accrued interest, is payable on or before April 19, 2023; (c) $3,000,000, together with an accrued interest, is payable on or before April 19, 2024, and (d) the remaining $4,000,000, together with an accrued interest, is payable on or before October 19, 2024. As further inducement of the Company to enter into the Stock Purchase Agreement and to sell the Shares to the Purchaser on the terms of the Stock Purchase Agreement, on the Closing, the Purchaser and the Company entered into and executed a Pledge and Security Agreement (the “Pledge Agreement”), pursuant to which the Purchaser, as the Borrower under the Note, granted the Company a first priority security interest in the Shares of Hongri. As of April 15, 2024, the Purchase settled the outstanding balance of $7,000,000 under the Note by contributing to the Company certain software appraised at $7,220,000.

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

Following the Closing of Hongri, the Company’s corporate structure changed as follows:

Recent Developments

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

On April 25, 2023, the Company received a Staff Determination Letter (the “Determination Letter”) from the Listing Qualifications Department of Nasdaq notifying it that, unless the Company requested an appeal of that determination to a Nasdaq Hearings Panel, the Staff would schedule the Company’s securities for delisting from The Nasdaq Capital Market and would suspend trading of the Company’s common stock at the opening of business on May 4, 2023 due to the Company’s failure to regain compliance with the Minimum Bid Requirement. On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On May 23, 2023, Nasdaq notified the Company in its Compliance Letter that it regained compliance with the Minimum Bid Requirement and that the hearing previously scheduled for May 25, 2023 (the hearing was related to regaining compliance with the Minimum Bid Requirement) has been canceled. The Compliance Letter also stated that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

Current Corporate Structure.

Since August 2023, the Company has been further changing its corporate structure, resulting in sale of 100% ownership of Heyang Travel and incorporation of new entities, without changing the core of its business operations.

On October 8, 2023, the Company sold 100% ownership in Beijing Heyang International Travel Services Co., Ltd, a PRC subsidiary of JX Luxury Tourism, and its indirect PRC operating subsidiary, to a non-related third party for RMB1.

Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong on March 13, 2023, was acquired by Flower Crown on August 3, 2023. It is a holding company that became a wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary.

On March 7, 2024, Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”) was incorporated under the PRC laws. This entity became a direct wholly-owned subsidiary of Billion Place HK and will be engaged in Technology Solution for Tourism Cross-Border Operations business segment.

On December 27, 2023, Hefei Aitong Cultural Tourism Development Ltd. was incorporated under the PRC laws. It is a direct majority subsidiary of JX Luxury Tourism and will be engaged in Technology Solution for Tourism Cross-Border Operations business segment.

On Feb 6, 2024, Jin Xuan (Shenzhen) International Trade Co., Ltd. (“JX Shenzhen”) was incorporated under PRC laws. It became a wholly-owned subsidiary of Flower Crown HK and will be engaged in Cross-border Merchandise business segment.

Hainan Si Quan Run Hang International travel agency Co., Ltd. (“Hainan Travel”) was incorporated in the PRC on August 9, 2023. On March 7, 2024, as a wholly-owned subsidiary of Baofu Technology, Hainan Travel became an indirect wholly-owned subsidiary of Billion Place HK when Baofu Technology was acquired by Billion Place HK. It will be engaged in Airline Tickets and Tourism Services business segment.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures. Our web site address is http:// www.jxluxventure.com/en/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

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

On July 17, 2023, Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, entered into and executed Technology Development and Promotion Commission Contract (the “Technology Development Agreement”) with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. The Technology Development Agreement provides for the development of a medical ERP management platform, which will utilize a Chatgpt-type technology.

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

Our Revenue Model Business Segments

Airline Tickets and Tourism Services

We are a well-known supplier of airline tickets, catering to the needs of our esteemed business customers. Our tourism products provide luxury travel experience packages, designed exclusively for online platforms operated by our distinguished business clients. Our current roster of prominent partners includes industry frontrunners such as 51book.com. We have successfully forged agreements with 37 airline operators within China, encompassing a significant portion of the market.

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

Our current top two business customers are, Kaiwo International Trading Co. Ltd. and Southern Airlines cross-border e-commerce.

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

Description of Property

Properties We Lease

We currently lease additional spaces as indicated below:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Li Jinping	Jin Xuan Luxury Tourism	Building 5, Entrance 1, Room 101, Baofu 9th Courtyard Project, Intersection of Weijin South Road and Suijiang Road, Xiqing District, Tianjin	336	$0	June 29, 2022 to June 30 2024	Office

Business Employees

As of the date of this Annual Report, the Company, its subsidiaries and PRC operating entities have a total of 134 employees, including 57 full time employees and 77 part time employees, and have no independent contractors.

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

Country	Trademark	Trademark No.	Trademark Name	Trademark Application Date	Trademark Classes	Trademark Owner	Trademark Term	Trademark Status
China		51872718	Bu Fan Xing Jing	12/04/2020	35	Beijing Heyang	10 years	Approved
China		50933195		11/03/2020	35	Flower Crown (Hainan)	10 years	Approved
China		50941310	Quanqiu Yixianghui	11/03/2020	35	Flower Crown (Hainan)	10 years	Approved
China		49572627	Jinxuan Pinlv	09/08/2020	41	Jinxuan Luxury Tourism	10 years	Approved
China		49572624	Jinxuan Pinlv	09/08/2020	43	Jinxuan Luxury Tourism	10 years	Approved
China		49567840		09/08/2020	35	Jinxuan Luxury Tourism	10 years	Approved
China		49580237	LUXVENTFURE	09/08/2020	43	Jinxuan Luxury Tourism	10 years	Approved
China		49563070		09/08/2020	41	Jinxuan Luxury Tourism		Approved
China		49592112	LUXVENTFURE	09/08/2020	41	Jinxuan Luxury Tourism	10 years	Approved

China	49563061		09/08/2020	43	Jinxuan Luxury Tourism	10 years	Approved
China	49563090	LUXVENTFURE	09/08/2020	35	Jinxuan Luxury Tourism	10 years	Approved
China	49572631	Jinxuan Pinlv	09/08/2020	39	Jinxuan Luxury Tourism	10 years	Approved
China	49583228	Jinxuan Pinlv	09/08/2020	35	Jinxuan Luxury Tourism	10 years	Approved
China	49593405		09/08/2020	39	Jinxuan Luxury Tourism	10 years	Approved
China	49580225	LUXVENTURE	09/08/2020	39	Jinxuan Luxury Tourism	10 years	Approved
Hong Kong	305384304		09/08/2020			10 years	Approved
Hong Kong	305384313	Jinxuan Pinlv	09/08/2020			10 years	Approved
Hong Kong	305384322	LUXVENTURE	09/08/2020			10 years	Approved
Macao	N/173434(304)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173435(975)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173436(747)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173437(132)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173438(333)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved

Macao	N/173439(206)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173440(834)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173441(540)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173442(418)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173443(343)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173444(867)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Macao	N/173445(578)		09/18/2020		Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063176	Jinxuan Pinlv	09/10/2020	35	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063175	Jinxuan Pinlv	09/10/2020	39	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063173	Jinxuan Pinlv	09/10/2020	43	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063186	LUXVENTURE	09/10/2020	41	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063178		09/10/2020	41	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063177		09/10/2020	43	Jinxuan Luxury Tourism	10 years	Approved

Taiwan	109063183		09/10/2020	39	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063184		09/10/2020	35	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063187	LUXVENTURE	09/10/2020	39	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063188	LUXVENTURE	09/10/2020	35	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063174	Jinxuan Pinlv	09/10/2020	41	Jinxuan Luxury Tourism	10 years	Approved
Taiwan	109063185	LUXVENTURE	09/10/2020	43	Jinxuan Luxury Tourism	10 years	Approved

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, “Item 4. Information on the Company — B. Business Overview.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Comparison of Fiscal Years Ended December 31, 2023, 2022, and 2021

The following table sets forth key components of our results of operations, for the years ended December 31, 2023, 2022, and 2021, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	31,840,588		79,874,727		54,040,948
Cost of sales	(26,384,219)	-83%	(78,410,244)	-98%	(53,193,237)	-98%
Gross profit	5,456,369	17%	1,464,483	2%	847,711	2%
Operating expenses
Distribution and selling expenses	(58,981)	0%	(721,388)	-1%	(1,353,843)	-3%
Administrative expenses	(2,076,876)	-7%	(56,043,741)	-70%	(6,858,210)	-13%
Total operating expenses	(2,135,857)	-7%	(56,765,129)	-71%	(8,212,053)	-15%
Other income	71,408	0%	16,636	0%	34,793	0%
Other gains and losses	(342,954)	-1%	(98,650)	0%	(17,325)	0%
Finance costs	(5,187)	0%	-	0%	-	0%
Profit/(loss) before tax	3,043,779	10%	(55,382,660)	-69%	(7,346,874)	14%
Income tax	-	0%	(621)	0%	(5,495)	0%
Profit/(loss) from continuing operations	3,043,779	10%	(55,383,281)	-69%	(7,352,369)	-14%
Discontinued operations	-	0%	(18,109,150)	-23%	(29,863,116)	-55%
Total profit/(loss) for the year	3,043,779	10%	(73,492,431)	-92%	(37,215,483)	-69%

Flower Crown is a subsidiary operating three sub-segment business, which are tourism (Luxury travel experiences), cross-border merchandise and B2B technology solution. The three sub-segments are presented as below:

	Tourism			Technology			Cross border merchandize revenue
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2023	2022	2021	2023	2022	2021	2023	2022	2021
Sales to external customers	21,561,671	79,092,342	51,818,166	2,719,462	782,302	-	7,559,455	83	2,222,782
Segment revenue	21,561,671	79,092,342	51,818,166	2,719,462	782,302	-	7,559,455	83	2,222,782
Segment gross margins/(loss)	1,981,107	704,391	541,889	2,714,434	760,028	-	760,828	64	305,822
Gross margin rate	9%	1%	1%	99%	97%	-	10%	77%	13.7%

Revenues are recognized at a point in time and denominated only in USD. Included in the “travel service”, majority (99.99%) of the revenue amount represents the revenue for reselling of air-tickets requests by airline ticket agencies. Revenue for tickets purchased based on our judgment on potential trends, and revenue recorded from sales of tourism packages are insignificant of total revenue of tourism service.

In 2023, the total revenue decreased to $31.8 million by 60% from $79.9 million in 2022. The decrease was mainly due to the decrease in revenue in tourism segment. The decrease in tourism segment are mainly due to following reasons: (i) the Company intentionally controlled its revenue scale in 2023 to pursue higher gross margin after airline companies offered higher discount prices on airline tickets when the Company achieved certain revenue target in 2022; (ii) the Company suspended its sales in air-ticket in early October 2023 due to dispose of Heyang Travel, a subsidiary operating air-ticket business, while it will take few months to setting up a new company which have the same license of Heyang Travel.

In 2023, the revenue of technology segment generated $2.7 million compared to $0.8 million in previous years due to our self-developed B2B technology solution for tourism cross-board merchandize were more accepted by small players, which are not able to develop the system by themselves.

In 2023, the revenue of Cross board merchandise segment increased to $7.6 million, from $0.01 in 2022. The increase is mainly due to the Company started its imported luxury vehicle business in 2023.

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

Our cost of sales decreased from $78.4 million in year 2022 to $26.4 million in year 2023. The decrease was mainly due to the decrease of cost in connection with the decreasing tourism segment’s revenue in year 2023 compared to 2022.

The gross profit ratio increased from 2% in 2022 to 17% in 2023, which is mainly due to the reason that the suppliers offered to the Company lower purchase prices as compared to 2022 due to the Company achieved certain purchase target set up by airline companies for year 2022. The gross profit ratio of technology sub-segment in 2023 and 2022 achieved 99% and 97% respectively due to the reason that most of the revenue in 2023 and 2022 of this sub-segments was contributed to self-developed cross-board related software sold to customers and the developing costs of the software was recorded as general and administrative expenses in 2023 or prior years.

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

Administrative expenses

Administrative expenses decreased by $54.0 million or 96% to $2.1 million for the year 2023 from $56.0 million for the year 2022. The change was mainly due to the Company’s share-based compensation paid to employees, officers and directors of the company in year 2022, which was $53.3 million in 2022 compared to $nil million in 2023, representing a decrease of $53.3 million.

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

Distribution and selling expenses

The selling and distribution expenses decreased by $0.6 million or 92% to $0.1 million for the year ended December 31, 2023 from $0.7 million for the year ended December 31, 2022, primarily due to the reason that the Company outsourced certain sales functions to third parties till the middle of 2022, while since then, the Company fully executed the sales functions by its own team, which reduced the outsourced expenses significantly.

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

Profit for the year

We had a profit of $3.0 million in 2023 as compared to a loss of $55.3 million in 2022, representing an increase of profit of $58.3 million. Net margin was 9% for the year ended December 31, 2023, compared to -93% for the year ended December 31, 2022.

We had a loss of $73.5 million in 2022 as compared to a loss of $37.2 million in 2021, representing an increase of loss of $36.3 million or 97%. Net margin was -93% for the year ended December 31, 2022, compared to -69% for the year ended December 31, 2021.

Profit for the year increased from 2022 to 2023 mainly due to the following reasons: (1) no expenses for share-based compensations to employees, Directors and managements of $53.3 million; (2) No loss on discontinued operations of $18.1 million; (3) increasing gross profit of $4.0 million generated by higher gross margin business in 2023.

Loss for the year increased from 2021 to 2022 mainly due to the following reasons: (1) increment expenses for share-based compensations to employees, Directors and managements of $48.8 million; (2) by netting of the decrease of loss on discontinued operations of 11.8 million, presenting a decrease from $29.9 million in 2021 to $18.1 million in 2022.

B. Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $407,311. Our cash and cash equivalents consist of cash on hand and cash in the banks. As of December 31, 2023, the Company had a net working capital (defined as total current assets deducted by total current liabilities) of $12,729,158, accumulated deficit of $74,407,738, net profit of $3,043,779, and net cash outflows from operating activities of $4,519,037.

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

Given the above, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$(4,519,037)	$(4,957,411)	$(7,775,819)
Net cash provided by (used in) investing activities	2,625,599	(9,443,746)	(3,279,171)
Net cash provided by financing activities	1,873,479	2,220,098	6,958,971
Net increase (decrease) in cash and cash equivalents	(19,959)	(12,181,059)	(4,096,019)
Effects of exchange rate change in cash	(93,647)	(212,939)	389,643
Cash and cash equivalents at beginning of the period	520,916	12,914,914	16,621,290
Cash and cash equivalent at end of the period	$407,310	$520,916	$12,914,914

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

Net cash used in operating activities in fiscal year 2023 was $4.5 million, compared with net cash used in operating activities of $5.0 million in the year ended December 31, 2022. The cash outflow in 2023 is mainly resulted from increase of trade and other receivables of $9.8 million, by netting off profit of the year of $3.0 million, increase of trade and other payables of $1.2 million, decrease of inventories of $0.4 million, loss on disposal of subsidiaries of $0.3 million and other working capital changes effects.

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

Investing Activities

Net cash provided by investing activities in fiscal year 2023 was $2.6 million, compared with $9.4 million net cash used in investing activities in 2022. The net cash used in investing activities in 2023 mainly resulted from proceeds from long-term receivable of $3.0 million, by netting off cash decreased due to disposal of discontinued operations of $0.4 million.

Net cash used in investing activities in fiscal year 2022 was $9.4 million, compared with $3.3 million net cash used in investing activities in 2021. The net cash used in investing activities in 2022 mainly resulted from cash decreased due to disposal of discontinued operations.

Financing Activities

Net cash generated from financing activities in fiscal year 2023 was $1.8 million, compared with $2.22 million net cash generated in financing activities in 2022.

Net cash generated from financing activities in 2023 mainly represents the proceeds from bank loans of $1.1 million and proceeds from related parties of $0.7 million.

Net cash generated from financing activities in 2022 represents the proceeds from related parties of $2.2 million.

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Limited incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”) and, since August 23, 2023, the Billion Place Limited (Hong Kong) Co., Limited (“Billion HK”), also a limited company incorporation in Hong Kong. Flower Crown HK wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which, in turns, owns other PRC operating entities., including newly-formed Jin Xuan (Shenzhen) International Trade Co., Ltd. (“JX Shenzhen”), as a wholly-owned subsidiary of JX Hainan and Hefei Aitong Cultural Tourism Development Co., Ltd. (“Hefei Aitong”), in which JX Hanan owns 51% ownership. Separately, Billion HK wholly owns other PRC operating entities, including newly-formed Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”) and Hainan Si Quan Run Hang International Travel Agency Co., Ltd. (“Hainan Travel”). These two newly-formed PRC subsidiaries were incorporated subsequent to the fiscal year ended December 31, 2023.

As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Limited and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any of PRC subsidiaries determine to distribute dividends, it need to transfer the dividends to JX Hainan, JX Shenzhen and Baofu Technology in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

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

Loans, Other Commitments, Contingencies

As of December 31, 2023, the Company does not have any bank loans.

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products create new products and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected,” — “If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue,” and — “Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results—Results of Operations—Research and development expenses”.

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

Revenue from reselling of airline-ticket

The Company is a reseller of airline tickets, it provides value-added services to its customers including guaranteed flight replacement and other financial benefits. The Company procured the tickets from different airline companies and resell them to the online airline ticket agency companies. The airline ticket agency company will put an online bid inviting from its suppliers once it receives the demands from its online customers. The Company is one of the airline ticket suppliers. The Company procures the tickets in responding the air-ticket agency companies’ online bid inviting to ensure the seats are available to sell to the agency companies, or the Company procure the tickets based on its judgement on potential trend of certain airlines within certain period. Once the Company’s deposit, the full amount of the air-ticket, was deducted by the airline company and the Company agreed to secure the seats from the airline company, the purchase of air-tickets was recorded. The Company decided how much and how soon to resell the airline tickets. The inventory period is from 1 minute to 4 months. The airline tickets are sold shortly after their purchase to lower the inventory risk. Sometimes, the Company holds the tickets longer to expect a higher margin, but if the tickets cannot be sold before flight time, the Company have to sell the tickets even lower than the purchase price to avoid further loss. Thus, the Company bears the inventory risks of the airline tickets, and the Company has discretion in setting the price for the specified service. Once the air-tickets are issued to passengers according to the online agency company’s instruction, the revenue is recognized. In addition to the air-ticket of airline companies, the Company provided guaranteed flight replacement and cancellation to the platform companies. The platform can return the tickets to the Company without restriction, while the airline companies can accept some of the return on certain conditions. Thus, the Company offered additional service plus the standard airline tickets to its customer. As the Company (i) bears the inventory risks of the air-tickets, (ii) provides additional services on the services procured by the airline companies, and (iii) has discretion in setting the price for the specified service, the Company is considered as a principal and recognize the revenue in a gross basis.

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

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IFRS 9 Financial Instruments. The Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

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

Financial assets at fair value through profit or loss

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

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

NAME	AGE	POSITION
Sun Lei	40	Chief Executive Officer, Co-chairwoman and Director
Huidan Li	42	Co-chairman and Director
Mu Ruifeng	60	Independent Director
Baojun Zhu	47	Independent Director
Jin Yan	54	Independent Director

Ms. Sun Lei. Ms. Sun, age 40, has been our Chief Executive Officer and a director of our board since December 21, 2020, and our Interim Financial Officer and Co-Chairwoman since November 7, 2022. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Huidan Li. Mr. Li, age 42, has been our Chairman and a director of our board since December 21, 2020, and now is a Co-chairman since November 7, 2022. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Baojun Zhu, age 47, was appointed as a member to our Board and a member of the Audit Committee on May 3, 2022. He has over 20 years of experience in the hospitality industry. He is currently the Chairman of Baoxuan Group Co., Ltd, Vice President of China Hospitality Association, Vice President of Chinese Cuisine Association. Mr. Zhu received award for Outstanding Meritorious Personage in Chinese hotel industry. Mr. Zhu acquired a range of expertise in business based upon his over 20 years in the business world. The Board determined that Mr. Zhu is an independent director within the meaning of the NASDAQ listing rules.

Mr. Mu Ruifeng. Mr. Mu, age 60, has been the independent director of our board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 54, has been the independent director of our board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Our Board currently consists of five (5) members. Each director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s bylaws.

Huidan Li and Sun Lei are spouses. No other family relationship exists between any of the persons named above.

B. Compensation

Following the SEC’s approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we adopted a clawback policy on November 30, 2023, as filed as Exhibit 97.1 to this Annual Report.

For the year ended December 31, 2023, we did not paid cash as compensation to our directors and executive officers as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

For the year ended December 31, 2023, we did not grant shares to our directors and officers, including our Chief Executive Officer.

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

The grants to the Company’s executive officers and directors were as follows:

●	Ruifeng Mu, Director, was granted 10,000 shares;

●	Jin Yan, Director, was granted 10,000 shares

●	Huidan Li, Co-chairman and director, was granted 10,000 shares

The total compensation to Directors and Executives as a group is as follows:

Directors and Executives	Shares issued	Total compensation (including cash)
Sun Lei	100,000	2,280,000
Huidan Li	10,000	228,000
Ruifeng Mu	10,000	228,000
Jin Yan	10,000	228,000

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

Employment Agreements

We do not have employment agreements with our executive officers and we have not entered into any fixed compensation arrangements with any of our directors.

On July 12, 2022, the Company entered into the 2022 Employment Agreement with Sun Lei for a one (1) year term, which expired on July 11, 2023.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2023)

Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. A company that has five or fewer directors is required to have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority, or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	N
Total Number of Directors	5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of December 31, 2023, we employed 57 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	6
Finance	2
Business Development	14
IT R&D	33
TOTAL	55

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

E. Share Ownership

The following table lists, as of May 15, 2024, the number of shares of common stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each of our directors (iii) each of our Named Executive Officers and (iv) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o JX Luxventure Limited, Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

The percentages below are calculated based on 6,063,192 shares of common stock issued and outstanding as of May 15, 2024.

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

Approximate Number of Holders of Our Securities

On May 15, 2024, there were approximately 360 holders of record of our Common Stock and 1 holder of record of our Preferred Stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.jxluxventure.com/en.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2023.

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

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in IFRS and SEC reporting requirements.

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

Management assessed our internal control over financial reporting as of December 31, 2023.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of December 31, 2023 was ineffective.  We have taken, and are taking, certain actions to remediate the material weakness related to our lack of IFRS and SEC reporting experience. We engaged a consultant with IFRS knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with IFRS.

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

ITEM 16. [RESERVED]

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

	Fiscal Year Ended December 31,
	2022	2023
Audit Fees*	$210,000	$210,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider trading policies

Not applicable.

ITEM 16K. Cybersecurity

Risk Management and Strategy

We are in the process of establishing policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and plan to integrate these processes into our overall risk management systems and processes. We plan to assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We also plan to implement a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers, including conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through assessment process. vulnerabilities.

As of the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our cybersecurity officer.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021 (incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 7, 2021)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2023 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 25, 2023)
1.7	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.3	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock , filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.4	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.5	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.6	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.7	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.8	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.9	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.10	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.11	Description of Securities (incorporated by reference to Exhibit 2.11 to the Annaul Report on Form 20-F filed by the registrant on May 12, 2023)
4.1	English Translation of the Employment Agreement between the registrant and Sun Lei, Chief Executive Officer, dated July 12, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on July 13, 2022)
4.2	Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)

4.3	Purchase Note related to the Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.4	Pledge and Security Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.3 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.5	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.6	The new 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 1, 2022)
4.7	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.8	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	Stock Purchase Agreement, by and between KBS Fashion Group Limited and Sun Lei, dated December 21, 2020 (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
4.9	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
8.1*	List of the registrant’s subsidiaries
10.1	Form of Lock-up Agreement with holder of Series A Convertible Preferred Stock (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.2	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.3	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.4	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.5	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
10.6	English Translation of Group Airline Ticket Framework Agreement by and between Beijing Heyang International Travel Service Co., Ltd., a registrant’s subsidiary, and Tianjin China Travel International Travel Service Co., Ltd. dated May 21, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished May 24, 2022)
10.7	English Translation of Framework Agreement on Strategic Cooperation by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Hainan Douxing Cultural Media Co., Ltd. dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished June 22, 2022)
10.8	English Translation of the Cooperation Agreement by and between Jin Xuan (Hainan) Holding Co., Ltd., a subsidiary of the Company, and Kaiwo International Trading Co. Ltd. dated July 26, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished July 26, 2022
10.9	English Translation of Strategic Cooperation Agreement by and between Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a subsidiary of the registrant and with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. dated October 3, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished October 3, 2022)
10.10	English Translation of Technology Development and Promotion Commission Contract by and between Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished on July 19, 2023)
10.11*	English Translation of the Share Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023
10.12*	English Translation of the Supplemental Agreement to the Equity Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd., a subsidiary or the registrant and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
12.1/12.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1/13.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from Onestop Assurance PAC, Independent Registered Public Accounting Firm
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

Date: May 15, 2024	JX Luxventure Limited

/s/ Sun Lei
Sun Lei Chief Executive Officer (Principal Executive Officer)

JX Luxventure Limited

Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of JX Luxventure Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JX Luxventure Limited. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income/(loss), changes in equity, and cash flows each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Onestop Assurance PAC

Singapore

May 15, 2024

PCAOB ID number: 6732

We have served as the Company’s auditor since 2022.

JX Luxventure Limited

Consolidated Statements of Operations and Comprehensive Income/(Loss)

For the years ended December 31, 2023, 2022, 2021

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2023	2022	2021
Revenue	8	31,840,588	79,874,727	54,040,948
Cost of sales	9	(26,384,219)	(78,410,244)	(53,193,237)
Gross profit		5,456,369	1,464,483	847,711

Other income	10	71,408	16,636	34,793
Other losses, net	11	(342,954)	(98,650)	(17,325)
Distribution and selling expenses	12	(58,981)	(721,388)	(1,353,843)
Administrative expenses	13	(2,076,876)	(56,043,741)	(6,858,210)
Profit /(loss) from operations		3,048,966	(55,382,660)	(7,346,874)

Finance costs	14	(5,187)	-	-

Profit /(loss) before tax		3,043,779	(55,382,660)	(7,346,874)

Income tax expense	15	-	(621)	(5,495)
Profit/(loss) before discontinued operations	16	3,043,779	(55,383,281)	(7,352,369)
Discontinued operations:
Discontinued operations loss	17	-	(8,915,414)	(29,863,114)
Loss on disposal of discontinued operations	17	-	(9,193,736)	-
Profit/(loss) for the year		3,043,779	(73,492,431)	(37,215,483)
Other comprehensive loss
- currency translation differences		(214,977)	(402,573)	1,438,756
Total comprehensive income/(loss) for the year		2,828,802	(73,895,004)	(35,776,727)

Profit/(loss) per share of common stock attributable to the Company
- Basic	19	0.50	(43.7)	(82.3)
- Diluted	19	0.48	(43.7)	(82.3)
Weighted average shares outstanding:
- Basic	19	6,063,237	1,681,547	452,345
- Diluted	19	6,366,237	1,681,547	452,345

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Limited

Consolidated Statements of Financial Position

As at December 31, 2023, and 2022

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2023	2022
Non-current assets
Property, plant and equipment	20	2,425,537	2,789,704
Long-term receivable	21	-	7,000,000
		2,425,537	9,789,704
Current assets
Inventories	22	-	444,551
Trade receivables	23	402,820	-
Other receivables and prepayments	23	18,682,733	5,501,106
Cash and cash equivalents	24	407,311	520,916
		19,492,864	6,466,573
Total assets		21,918,401	16,256,277

Current liabilities
Trade and other payables	25	2,235,988	1,319,076
Due to related parties	26	3,330,518	2,611,097
Advance from customer		1,197,200	-
Other tax payable		-	212
		6,763,706	3,930,385

Total liabilities		6,763,706	3,930,385

Equity
Share capital	28	606	6,063
Series A equity interest with preferential rights		1,240,000	1,240,000
Series C equity interest with preferential rights		1,500,000	1,500,000
Series D equity interest with preferential rights		3,120,000	3,120,000
Share premium	28	77,965,011	77,959,554
Other reserve	29	6,269,108	6,269,108
Statutory surplus reserve	29	-	-
Accumulated deficit	29	(74,407,738)	(77,451,517)
Foreign currency translation reserve	29	(532,292)	(317,316)
		15,154,695	12,325,892
Total liabilities and equity		21,918,401	16,256,277

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Limited

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022, 2021

(Stated in U.S. Dollars)

	Share capital	Preferred A equity interest	Preferred C equity interest	Preferred D equity interest	Share premium	Other reserve	Statutory surplus reserve	Accumulated deficit	Foreign currency translation reserve	Total equity
	Note 29	Note 29	Note 29	Note 29	Note 29	Note 30	Note 30	Note 30	Note 30
Balance at December 31, 2020	341	-	-	-	11,312,643	184,272	6,084,836	40,406,391	(3,456,821)	54,531,662
Shares issued for stock based compensation	130	-	-	-	4,407,724	-	-	-	-	4,407,854
Shares issued for shareholders’ loan	67	-	-	-	809,485	-	-	-	-	809,552
Preferred shares issued		1,500,000	1,500,000	3,900,000		-	-	-	-	6,900,000
Preferred shares converted into common stock	52	(260,000)		(780,000)	1,039,948	-	-	-	-	-
Declared dividend of right	-				7,149,994	-	-	(7,149,994)		-
Loss for the year	-	-	-	-	-	-	-	(37,215,483)	-	(37,215,483)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	1,438,756	1,438,756
Balance at December 31, 2021	$590	$1,240,000	$1,500,000	$3,120,000	$24,719,794	184,272	6,084,836	(3,959,085)	(2,018,065)	30,872,341
Shares issued for stock based compensation	5,473	-	-	-	53,239,760	-	-	-	-	53,245,233
Disposal of subsidiaries	-	-	-	-	-	6,084,836)	(6,084,836)	-	2,103,322	2,103,322
Loss for the year	-	-	-	-	-	-	-	(73,492,431)		(73,492,431)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(402,573)	(402,573)

Balance at December 31, 2022	$6,063	$1,240,000	$1,500,000	$3,120,000	$77,959,554	6,269,108	-	(77,451,517)	(317,316)	12,325,892
Reverse stock split	(5,457)	-	-	-	5,457	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	-	3,043,779		3,043,779
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(214,976)	(214,976)
Balance at December 31, 2023	$606	$1,240,000	$1,500,000	$3,120,000	$77,965,011	6,269,108	-	(74,407,738)	(532,292)	15,154,695

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022, 2021

(Stated in U.S. Dollars)

	Year ended December 31,
	2023	2022	2021
OPERATING ACTIVITIES
Profit/(loss) for the year	3,043,779	(73,492,431)	(37,215,483)
Adjustments for:
Share-based compensation	-	53,245,233	4,407,853
Finance cost	5,187	-	58,726
Interest income	(595)	(22)	(33,717)
Depreciation of property, plant and equipment & investment property	286,334	729,393	757,516
Amortization of intangible assets	-	7,477	14,958
Amortization of prepayments and premiums paid under operating leases	-	66,748	81,474
Provision of inventory obsolescence	-	204,392	1,283
Bad debt provision of trade receivables	-	4,991,808	6,076,620
Loss/(gain) on disposal of property, plant and equipment	-	402	97,378
Provision of impairment loss in property, plant and equipment & investment property	-	-	2,944,979
Loss on disposal of subsidiary	342,953	9,193,736	(30,642)
Operating cash flows before movements in working capital	3,677,658	(5,053,264)	(22,839,055)
	-
(Increase) in trade and other receivables	(9,924,198)	(545,788)	(3,284,084)
Decrease in inventories	433,870	438,849	547,593
Prepayments and premiums paid under operating leases	-	(3,267)	(3,411)
Increase in trade and other payables	1,248,305	262,510	515,003
Increase/ (decrease) in income tax payable	45,328	(56,451)	(175,469)
Decrease in deferred tax assets	-	-	17,463,604
NET CASH USED IN OPERATING ACTIVITIES	(4,519,037)	(4,957,411)	(7,775,819)

INVESTING ACTIVITIES
Interest received	595	21	33,717
Proceeds from long-term receivable	3,000,000	-	-
Cash (decrease)/increase due to disposal of a subsidiary	(374,556)	(9,442,759)	6,612
Proceeds on disposal of property, plant and equipment	-	-	5,400
Purchase of property, plant and equipment	(440)	(1,008)	(3,324,900)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	2,625,599	(9,443,746)	(3,279,171)

FINANCING ACTIVITIES
Interest paid	(5,187)	-	(58,726)
Repayment of borrowings	1,129,797	-	-
Advance from related party	748,869	2,220,098	117,697
Preferred stock subscription	-	-	6,900,000
NET CASH FROM FINANCING ACTIVITIES	1,873,479	2,220,098	6,958,971

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,959)	(12,181,059)	(4,096,019)
Effects of currency translation	(93,647)	(212,939)	389,643
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	520,916	12,914,914	16,621,290
CASH AND CASH EQUIVALENTS AT END OF YEAR	407,310	520,916	12,914,914

Cash flows of discontinued operation are presented in Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure limited

Notes to consolidated Financial Statements

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

On August 1, 2014, the share exchange was completed. The acquisition was accounted for as a reverse merger and recapitalization where the Company, the legal acquirer is the accounting acquiree, and KBS, the legal acquiree, was the accounting acquirer. KBS changed its name into JX Luxventure Limited.

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

Flower Crown Holding (“Flower Crown”) is a company incorporated on August 7, 2020 in the Cayman Islands. It has 50,000 shares issued and outstanding with a par value of $1. It is wholly owned by JX Luxventure Limited.

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

Beijing Heyang International Travel Service Co., Ltd. (“Heyang Travel”) was incorporated in the PRC on March 29, 2018. It is 100% owned by Jin Xuan Luxury Tourism. It has a registered capital of RMB5,000,000 and the shareholder shall pay up the registered capital prior to August 1, 2060. Heyang Travel engages in tourism business and selling carrier services. Heyang Travel was sold out to third party on October 8, 2023.

Hefei Aitong Culture Tourism Development Co., Ltd. (“Hefei Aitong”) was incorporated in the PRC on December 27, 2023. It is 51% owned by JX Hainan with registered capital of RMB 1,000,000. It engages in tourism business and providing air-tickets sales agent services.

Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong on March 13, 2023, was acquired by Flower Crown on August 3, 2023.

Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”) was incorporated in the PRC on June 29, 2017 and acquired by the Company on March 7, 2024. It is 100% owned by Billion Place Limited with registered capital of RMB60,000,000.

Hainan Si Quan Run Hang International travel agency Co., Ltd. (“Hainan Travel”) was incorporated in the PRC on August 9, 2023. On March 7, 2024, as a wholly-owned subsidiary of Baofu Technology, Hainan Travel became an indirect wholly-owned subsidiary of Billion Place HK when Baofu Technology was acquired by Billion Place HK. It will be engaged in Airline Tickets and Tourism Services business segment.

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

The Group structure as at the reporting date is as follows:

Baofu Technology and Hainan Travel were acquired by the Company after December 31, 2023, the consolidated financial statements of the Company did not consolidate two subsidiaries’ financial statements.

3.	Interpretations and amendments to published standards effective in 2023

On January 1, 2023, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee IFRS IC that are mandatory for application for the fiscal year. Changes to the Group's accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial years.

4.	MATERIAL ACCOUNTING POLICIES

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2021	USD 1.00= RMB 6.3524	USD 1.00=RMB 6.4491
December 31, 2022	USD 1.00= RMB 6.8987	USD 1.00=RMB 6.7347
December 31, 2023	USD 1.00= RMB 7.0999	USD 1.00=RMB 7.0809

Translation from HKD to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2021	USD 1.00= HKD 7.7991	USD 1.00=HKD 7.7731
December 31, 2022	USD 1.00= HKD 7.7970	USD 1.00=HKD 7.8305
December 31, 2023	USD 1.00= HKD 7.8109	USD 1.00=HKD 7.8292

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Group’s three segments are technology, tourism service and cross-border e-commerce.

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

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from the sale of goods

Performance obligation is satisfied at the point in time when control of the asset is transferred to the customer, generally on delivery and acceptance of the goods. The Company presents revenues from such transactions on a gross basis in the consolidated statements of operations and comprehensive income/(loss), as the Company acts as a principal to take inventory risks of these goods.

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

Revenue from reselling of air-ticket

The Company is a reseller of air-ticket, it provides value add services to its customers including guaranteed flight replacement and other financial benefits. The Company procured the tickets from different airline companies and resell them to the online air-ticket agency companies or other tourism companies. The air-ticket agency company will put an online bid inviting from its suppliers once it receives the demands from its online customers. The Company is one of the air-ticket suppliers. The Company procures the tickets in responding the air-ticket agency companies’ online bid inviting to ensure the seats are available to sell to the agency companies, or the Company procure the tickets based on its judgment of potential trend of certain airlines within certain period. Once the Company’s deposit, at the full or significant amount of the air-ticket, was deducted by the airline company and the Company agreed to secure the seats from the airline company, the purchase of air-tickets was recorded. The Company decided how much and how soon to resell the air-tickets. The inventory period is from 1 minute to few months. The air tickets are sold shortly after their purchase to lower the inventory risk. Sometimes, the Company hold the tickets longer to expect a higher margin, but if the tickets cannot be sold before flight time, the Company have to sell the tickets even lower than the purchase price to avoid further loss. Thus, the Company bears the inventory risks of the air-tickets and the Company has discretion in setting the price for the specified service. Once the air-tickets issued to passengers according to the client’s instruction, the revenue is recognized. In addition to the air-ticket of airline companies, the Company provided guaranteed flight replacement and cancellation to the air-ticket agency companies. The air-ticket agency companies can return the tickets to the Company without restriction, while the airline companies can accept some of the return on certain conditions. Thus, the Company offered additional service plus the standard airline tickets to its customer. As the Company (i) bears the inventory risks of the air-tickets, (ii) provides additional services on the services procured by the airline companies, and (iii) has discretion in setting the price for the specified service, the Company is considered as a principal and recognize the revenue in a gross basis.

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

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IFRS 9 Financial Instruments. The Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

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

Profit/(loss) per share

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

Depreciation of building, machinery and equipment

As described in Note 4, the Group reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period. The cost of building, machinery and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these buildings, machinery and equipment to be within 5 to 30 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

7.	SEGMENT REPORTING

Management currently identifies the Group’s three sales models as operating segments, which are tourism products, technology and cross board merchandise. Apart from the above three business segments, two segments were discontinued in 2022, which are wholesale and retail of menswear and subcontracting of menswear. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

	Tourism products			Technology			Cross- board merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Sales to external customers	21,561,671	79,092,342	51,818,166	2,719,463	782,302	-	7,559,455	83	2,222,782	31,840,588	79,874,727	54,040,948
Segment revenue	21,561,671	79,092,342	51,818,166	2,719,463	782,302	-	7,559,455	83	2,222,782	31,840,588	79,874,727	54,040,948
Segment gross margins	1,981,107	704,391	541,889	2,714,434	760,028	-	760,828	64	305,822	5,456,369	1,464,483	847,711
Reconciling items	-	-	-	-	-	-	-	-	-	(2,412,591)	(56,847,143)	(8,194,585)
Profit/(loss) before tax	-	-	-	-	-	-	-	-	-	3,043,779	(55,382,660)	(7,346,874)
Income tax income/(expense)	-	-	-	-	-	-	-	-	-	-	(621)	(5,495)
Profit/(loss) for the continuing business	-	-	-	-	-	-	-	-	-	3,043,779	(55,383,281)	(7,352,369)
Discontinued operation	-	-	-	-	-	-	-	-	-	-	(18,109,150)	(29,863,116)
Profit/(loss) for the year	-	-	-	-	-	-	-	-	-	3,043,779	(73,492,431)	(37,215,483)

	As of December 31, 2023
	Technology	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	69,156	-	11,751,893	7,671,816	19,492,864
Non-current assets	2,425,537	-	-	-	2,425,537
Total assets	2,494,693	-	11,751,893	7,671,816	21,918,401

Current liabilities	2,516,796	-	1,590,045	2,656,865	6,763,706
Total liabilities	2,516,796	-	1,590,045	2,656,865	6,763,706

	As of December 31, 2022
	Subcontracting	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	1,625	369,770	2,791,304	3,303,874	6,466,573
Non-current assets	-	1,310	2,788,394	7,000,000	9,789,704
Total assets	1,625	371,080	5,579,697	10,303,874	16,256,277

Current liabilities	32,772	711,992	866,358	2,319,263	3,930,385
Total liabilities	32,772	711,992	866,358	2,319,263	3,930,385

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Year ended December 31,
	2023	2022	2021
Customer A	23,621,588	74,340,429	41,767,780
Customer B	*	*	9,439,831
Total revenue	31,840,588	79,874,727	54,040,948

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2023	2022	2021
Supplier A	-	-	9,586,155
Supplier B	4,722,466	10,562,686	15,551,014
Supplier C	3,064,076	15,496,731	*
Supplier D	2,964,493	*	*
Supplier E	3,005,258	*	*
Supplier F	10,474,295	*	-
Total purchase	25,943,353	78,902,955	53,168,205

*	The purchase from this supplier is not over 10% of total purchase of the Company.

8.	REVENUE

	Year ended December 31,
	2023	2022	2021
Travel service	21,561,670	79,092,342	51,818,166
Technology	2,719,463	782,302	-
Cross-board products	7,559,455	83	2,222,782
Total	31,840,588	79,874,727	54,040,948

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

9.	COST OF SALES

Cost of sales for our cross-board business comprise the cost of products purchased and surcharges on purchase cost. Cost of revenue for our travel services comprise the cost of air-tickets brought from airline or the cost of services provided from local travel firms or persons, the cost for outsourcing the travelling work to certain travel agencies and additional air-ticket return cost paid to customers.

Cost of sales for our retail and wholesale of garment business comprises of purchasing materials, labor costs for personnel employed in production, depreciation of non-current assets used for production purpose, outsourced manufacturing cost, taxes and surcharges, and water and electricity.

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2023	2022	2021
Changes in inventories of finished goods	433,870	(494,357)	83,112
Purchases of finished goods	6,395,036	201,734	1,808,963
Outsourced service cost	19,294,795	77,736,052	50,359,452
Additional air-ticket return cost **	253,522	965,169	916,678
Taxes and surcharges *	6,996	1,646	25,032
	26,384,219	78,410,244	53,193,237

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

**	Additional air-ticket return cost is the net loss of the return payments paid to customers offset by the return proceeds received from airline companies. The following table shows the gross amount of the return payment and proceeds;

	Year ended December 31,
	2023	2022	2021
Return paid to customers	2,196,070	23,003,679	8,268,369
Return received from airline companies	(1,942,548)	(22,038,510)	(7,351,691)
Additional air-ticket return cost	253,522	965,169	916,678

10.	OTHER INCOME

	Year ended December 31,
	2023	2022	2021
Government grant	70,612	1,592	-
Interest income on bank deposits	595	21	4
Other	201	15,023	34,789
	71,408	16,636	34,793

11.	OTHER LOSSES

	Year ended December 31,
	2023	2022	2021
Bad debt provision of trade receivables	-	(53,991)	-
Impairment of long-lived assets	-	(39,778)	(12,500)
Loss on disposal of subsidiaries*	(342,953)	-	-
Others	(1)	(4,881)	(4,825)
	(342,954)	(98,650)	(17,325)

*	Details of sale of the subsidiary:

Fair value of the consideration	1
Net asset of the disposed asset	(344,243)
Loss on sale before foreign currency translation effect	(344,242)
Foreign currency translation effect	1,289
Loss on disposal of a subsidiary	(342,953)

Carrying amount of the investment cost of the disposed subsidiary:
Cash	374,556
Trade receivables	3,292
Other current assets	1,413,838
Total assets	1,791,686

Short-term loan	(1,126,776)
Other current liabilities	(320,667)
Total liabilities	(1,447,443)

Net assets	344,243

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2023	2022	2021
Outsourced service fee	58,942	403,458	1,212,403
Advertisement	-	-	140,704
Others	39	317,930	736
	58,981	721,388	1,353,843

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2023	2022	2021
Labor	146,138	53,550,086	3,155,246
Audit fee	298,516	247,782	200,000
Professional and other service fee	480,646	969,072	2,666,804
Depreciation and amortization charges	286,334	299,547	21,603
Decoration	3,686	133,502	155,665
Rental	81,304	4,661	65,724
Travelling and entertainment	74,861	89,272	203,634
Others	705,391	749,819	389,534
	2,076,876	56,043,741	6,858,210

14.	FINANCE COSTS

	Year ended December 31,
	2023	2022	2021

Interest expenses on bank borrowings	5,187	-	-

As the bank loans were disposed along with the discontinued operation in 2022, the interest expenses in connection with the bank loans are reclassified as discontinued operations.

15.	INCOME TAX EXPENSE

	Year ended December 31,
	2023	2022	2021
PRC enterprises income tax:
Current tax	-	621	5,495
Deferred tax	-	-	-
	-	621	5,495

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

The tax charge for the Company can be divided into non-PRC entities and PRC entities. As for the non-PRC entities, all the entities are expense center and not subject to any tax and also no deferred tax assets are considered. The accumulated loss for the non-PRC as of December 31, 2023 is $72,869,438. PRC entities are operating entities and may be subject to income tax and deferred tax are considered. In 2022, menswear business was disposed and the temporary difference was reversed accordingly.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2023		2022		2021
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	4,386,623	-	78,622,365	-	63,509,644	16,960,839
Bad Debt provisions charged to profit or loss	-	-	-	-	6,064,120	1,516,030
Inventory provision charged to profit or loss	-	-	-	-	1,283	321
Impairment charged to profit or loss	-	-	-	-	2,944,979	736,245
Tax loss carried forward	-	-	1,687,686	421,922	6,102,339	1,529,706
Allowance	-	-		(421,922)		(21,245,906)
Reverse	(2,847,182)	-	(75,924,049)	-	-	-
Effect of translation	(326,787)	-	-	-	-	502,765
End of the year	1,212,655	-	4,386,002	-	78,622,365	-

16.	PROFIT/(LOSS) FOR THE YEAR (continuing operations)

Profit/(loss) for the year has been arrived at after charging:

	Year ended December 31,
	2023	2022	2021
Cost of inventories recognized as expenses	26,377,223	78,408,598	53,168,205
Taxes and surcharges	6,996	1,646	25,032
	26,384,219	78,410,244	53,193,237

Depreciation of property, plant and equipment	286,334	299,547	21,932
Provision of inventory obsolescence	-	39,778	-
Provision of bad debt allowance	-	53,991	-
	286,334	393,316	21,932

17.	DISCONTINUED OPERATIONS

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

a)	Financial performance and cash flows information

	Year ended December 31,
	2023	2022	2021
Revenue	-	1,887,410	4,960,693
Cost of revenue	-	(2,183,080)	(4,228,577)
Expenses	-	(3,486,626)	(4,353,466)
Other income/expenses - net	-	(5,133,118)	(8,778,160)
Loss before tax	-	(8,915,414)	(12,399,510)
Income tax	-	-	(17,463,604)
Loss after tax	-	(8,915,414)	(29,863,114)

Net cash from operating activities	-	(2,733,104)	(3,872,380)
Net cash from investing activities	-	-	(1,926)
Net cash from financing activities	-	-	-

Net cash decrease of disposed subsidiaries	-	(2,733,104)	(3,874,306)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:
Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2023	2022	2021
Salaries
Yan Keyan	-	-	597,669
Sun Lei	-	1,470,000	772,000
Li Huidan	-	228,000	772,000
Mu Ruifeng	-	228,000	-
Jin Yan	-	228,000	-
	-	2,154,000	2,141,669
Social Welfare
Yan Keyan	-	-	1,242
	-	-	1,242

19.	PROFIT/(LOSS) PER SHARE

	For the years ended December 31,
	2023	2022	2021
Basic Profit/(Loss) Per Share Numerator
Profit/(loss) for the year attributable to owners of the Company	$3,043,779	$(73,492,431)	$(37,215,483)

Diluted Profit/(Loss) Per Share Numerator
Profit/(loss) for the year attributable to owners of the Company	$3,043,779	$(73,492,431)	$(37,215,483)

Basic Profit/(Loss) Per Share Denominator
Original shares:	6,063,334	589,989	340,865
Additions from actual events:
- Fractional common stock due to reverse split, weighted	(97)	-	-
- Issuance of common stock, weighted	-	1,091,558	111,570
Basic weighted average shares outstanding	6,063,237	1,681,547	452,435

Diluted Profit/(Loss) Per Share Denominator
Basic weighted average shares outstanding	6,063,237	1,681,547	452,435
Dilutive shares: Potential additions from dilutive events:
- Conversion of preferred shares*	303,000	-	-
Diluted Weighted Average Shares Outstanding:	6,366,237	1,681,547	452,435

Profit/(Loss) Per Share**
- Basic	$0.50	$(43.7)	$(82.3)
- Diluted	$0.48	$(43.7)	$(82.3)
Weighted Average Shares Outstanding**
- Basic	6,063,237	1,681,547	452,345
- Diluted	6,366,237	1,681,547	452,345

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss for the year ended December 31, 2022 and 2021.

**	The Company effected a 1:10 reverse stock split on April 26, 2023, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Plant	Office equipment	Motor vehicles	Furniture and fixtures	Total
COST
At December 31, 2021	4,165,873	131,486	1,015,050	166,369	5,478,778
Additions	-	-	-	1,008	1,008
Disposals	(1,716,185)	(118,285)	-	(156,406)	(1,990,876)

Translation adjustment	(289,116)	(7,601)	(80,387)	(9,481)	(386,585)
At December 31, 2022	2,160,573	5,600	934,663	1,489	3,102,326

Additions	-	-	-	440	440
Disposal of subsidiaries	-	(621)	-	(958)	(1,579)
Translation adjustment	(61,214)	(157)	(26,481)	(42)	(87,894)
At December 31, 2023	2,099,359	4,822	908,182	930	3,013,293
DEPRECIATION AND IMPAIRMENT
At December 31, 2021	(1,374,701)	(121,129)	(21,174)	(163,162)	(1,680,166)
Depreciation for the year	(70,084)	(1,817)	(227,388)	(258)	(299,547)
Disposal of subsidiaries	1,296,658	113,591	-	153,845	1,564,095

Translation adjustment	79,710	6,935	7,083	9,270	102,998
At December 31, 2022	(68,418)	(2,419)	(241,479)	(304)	(312,622)
Depreciation for the year	(66,659)	(1,939)	(216,271)	(1,465)	(286,334)
Disposal of subsidiaries	-	621	-	958	1,579
Translation adjustment	2,118	73	7,419	9	9,619
At December 31, 2023	(132,959)	(3,664)	(450,331)	(802)	(587,756)

CARRYING AMOUNT
At December 31, 2023	1,966,400	1,158	457,851	128	2,425,537
At December 31, 2022	2,092,155	3,181	693,184	1,185	2,789,704

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Plant	30 years	5%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC *	Dormitory	8,573
Jinxi Town, Longshan Road, Taihu City, Anhui Province, the PRC *	Factory	22,292
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC	Office	242

*	These two buildings were disposed along with the menswear business in 2022.

21.	LONG TERM RECEIVABLE

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

Analyzed for reporting purposes as:

	As at December 31,
	2023	2022
Current portion (Note 24)	7,000,000	3,000,000
Non-current portion	-	7,000,000
Total receivable	7,000,000	10,000,000

As of April 15, 2024, the receivable balance of $7,000,000 was fully settled by means of acquisition of a wholly owned subsidiary of the debtor, The purchase consideration was $7,000,000 and the acquired entity has certain intangible assets (Technology software etc) at an appraised value of approximately $7,220,000.

22.	INVENTORIES

	As at December 31,
	2023	2022
Raw materials	-	-
Merchandised goods	-	483,384
Provision for obsolete inventories	-	(38,833)
	-	444,551

23.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2023	2022
Trade receivables	402,820	37,487
Bad debt provision for trade receivables	-	(37,487)
	402,820	-

	As at December 31,
	2023	2022
Other receivables	64,423	318,643
Long-term receivable to be collected within 1 year	7,000,000	3,000,000
Prepayments	11,618,310	2,182,463
	18,682,733	5,501,106

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Prepayments include advances to suppliers for merchandised goods, prepaid expenses and prepaid income tax. As of December 31, 2023, the prepayments includes advances to suppliers for merchandised goods of $11,352,120.

The aging analysis of trade receivables is as follows:

	As at December 31,
	2023	2022
Less than 4 months	402,820	-
More than 4 months	-	37,487
	402,820	37,487

The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2023	2022
As at January 1	37,487	11,215,912
Provision provided in the year	-	37,487
Reverse due to disposal of subsidiaries	(37,487)	(11,215,912)
Translation adjustment	-	-
As at December 31	-	37,487

24.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2023	2022
Cash on hand	-	-
Bank deposits	407,311	243,530
Other monetary funds	-	277,386
	407,311	520,916

	As at December 31,
	2023	2022
Renminbi	405,534	520,883
Hong Kong Dollars	1,776	33
	407,311	520,916

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2023 carry interest at market rates which ranged from 0.20% to 0.40% (2022: 0.30%-0.40%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

25.	TRADE AND OTHER PAYABLES

	As at December 31,
	2023	2022
Trade payables	388,126	670,965
Employee benefits payable	24,091	15,925
Accrual and other payables	1,823,771	632,186
	2,235,988	1,319,076

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at December 31,
	2023	2022
Past due for less than 4 months	388,126	431,202
Past due for over 4 months	-	239,763
	388,126	670,965

26.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	EX-chairman of the Board of Directors and interim Chief Financial Officer
Sun, Lei	Chief Executive Officer and Co-chairman of the Board of Directors
Li Huidan	Co-Chairman of the Board of Directors
Mu Ruifeng	Director
Jin Yan	Director

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2023	2022
Li, Huidan	Borrowing of funds	2,449,165	2,122,697
Sun, Lei	Borrowing of funds	881,353	488,400
		3,330,518	2,611,097

Related parties payables were unsecured, non-interest bearing and repayment on demand.

(3) Significant related parties transactions between the Group and the above related parties:

During 2022, the Company issued 1,000,000 shares to Sun Lei for her compensation.

During 2022, the Company issued 300,000 shares to 3 Directors for their compensation as below:

Name	Shares issued	Value
Mu Ruifeng	100,000	$228,000
Jin Yan	100,000	228,000
Li Huidan	100,000	228,000
	300,000	$684,000

27.	RIGHTS

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

As of December 31, 2023, there are 4,233,272 rights issued and outstanding. The number of the rights since issued has not been changed.

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

The inputs to the model were as follows:

As of the date of grant
Exercise price	50
Dividend yield	-
Risk-free rate	1.54%
Expected term (in years)	10
Expected volatility	79.68%

28.	SHARE CAPITAL AND SHARE PREMIUM

The number of shares in this Note 32 reflects the 1:10 reverse stock split of common stock of the Company, effective on April 26, 2023.

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2021	589,990	590	24,719,794
Issuance of shares	5,473,344	5,473	53,239,760
Shares outstanding as December 31, 2022	6,063,334	6,063	77,959,554
Face value changes and fractional shares due to reverse stock split	(142)	(5,457)	5,457
Shares outstanding as December 31, 2023	6,063,192	606	77,965,011

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2023	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2021	589,990	590	$24,719,794
Issue and fully paid common shares of US$0.0001 as at December 31, 2022	6,063,334	6,063	$77,959,554
Issue and fully paid common shares of US$0.0001 as at December 31, 2023	6,063,192	606	$77,965,011

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

Holders of Series A, C and D Convertible Preferred Stock converted certain preferred stock to common stock during 2021. Following table shows the changes of the preferred stock during 2021:

	Preferred A		Preferred C		Preferred D		Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2021	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Changes	-	-	-	-	-	-		-

At December 31, 2022	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Changes	-	-	-	-	-	-		-
At December 31, 2023	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000		5,860,000
Common shares convertible	124,000	N/A	75,000	N/A	104,000	N/A	303,000	N/A

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

No shares were issued during year 2023.

29.	OTHER RESERVE

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

The statutory surplus reserve of the Group amounts to nil and nil at December 31, 2023 and 2022, respectively.

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

30.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2023	December 31, 2022
Total borrowing	-	-
Less: cash and cash equivalents	(407,311)	(520,916)
Net debt	(407,311)	(520,916)
Total equity	15,154,695	12,325,892
Total capital	14,747,384	11,804,976
Gearing ratio	(3)%	(1)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2023, our accumulated other comprehensive loss was $0.5 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2023, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2023 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2023

	Within 1 year	Over 1 year	Total
Trade and other payables	2,235,988	-	2,235,988
Related parties payables	3,330,518	-	3,330,518
Total	5,566,506	-	5,566,506

As at December 31, 2022

	Within 1 year	Over 1 year	Total
Trade and other payables	1,319,076	-	1,319,076
Other tax payable	212	-	212
Related parties payables	2,611,097	-	2,611,097
Total	3,930,385	-	3,930,385

6.	Fair value

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

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 28.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

31.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2023, the Company has no significant outstanding litigation.

32.	EVENTS AFTER THE BALANCE SHEET

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event that is required disclosure except as disclosed below and elsewhere in the consolidated financial statements.

As of April 15, 2024, the Group has acquired Tianjin Baoliting Intelligence Technology Co., Ltd. from a debtor at a consideration of $7,000,000. The purchase consideration was settled by means of offsetting the amount receivable from the debtor (Note 21). The acquired company holds certain intangible assets (i.e. Technology softwares etc) at an appraised value of approximately $7.220,000.

* * * * *