Form 20-F
period 2024-12-31
JX Luxventure Group Inc.
filed 2025-05-15
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-35715

JX Luxventure group inc.

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

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

Tel: + (86) 595 8889 6198

Fax: (86) 595 8850 5328

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	JXG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024) 2,247,048.

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

Year Ended December 31, 2024

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Group Inc., a company organized in the Republic of the Marshall Islands;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States;

●	“Flower Crown” are to Flower Crown Holding, our direct wholly-owned subsidiary organized in Cayman Islands;

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, a direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary, organized in Hong Kong;

●	“JX Shenzhen” are to Jin Xuan (Shenzhen) International Trade Co., Ltd., a wholly-owned subsidiary of Flower Crown HK, organized in PRC;

●	“Billion Place HK” are to Billion Place Limited (Hong Kong) Co., Limited, a holding company incorporated in Hong Kong, another direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary;

●	“Baofu Technology” are to Baofu (Zhuhai) Technology Co., Ltd., a wholly-owned subsidiary of Billion Place HK and our indirect wholly-owned subsidiary, organized in PRC;

●	“Hainan Travel” are to Hainan Si Quan Run Hang International Travel Agency Co., Ltd., a wholly-owned subsidiary of Baofu Technology and our indirect wholly-owned subsidiary, organized in PRC;

●	“JX Hainan” are to Jin Xuan (Hainan) Holding Co., Ltd, a direct wholly owned subsidiary of Flower Crown HK and our wholly owned subsidiary, organized in PRC;

●	“Jin Xuan Luxury Tourism” or “JX Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a limited liability company organized in PRC, wholly owned by JX Hainan;

●	“Hefei Aitong” are to Hefei Aitong Cultural Tourism Development Ltd., in which JX Luxury Tourism owns 51% ownership, organized in PRC;

●	“Heyang Travel” are to Beijing Heyang International Travel Service Co., Ltd., which was wholly owned subsidiary of Jin Xuan Luxury Tourism organized in PRC until October 8, 2023;

●	“Hefei Travel” are to Hefei Si Quan Run Hang International travel agency Co., Ltd., organized the PRC on May 31, 2024, a wholly-owned subsidiary of Baofu Technology; and

●	“Tianjin Baoliting” are to Tianjin Baoliting Intelligence Technology Co., Ltd, incorporated in the PRC on August 11, 2023 and acquired by JX Luxury Tourism on April 15, 2024.

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

On December 27, 2024, the Company effected a one-for-four (1-for-4) reverse stock split of the Company’s issued and outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”) (the Company’s common stock began trading on a post-split basis on January 8, 2025). Previously, on April 26, 2023 and on February 9, 2017, the Company effected a one-for-ten (1-for-10) and a one-for-fifteen (1-for-15) reverse stock split, respectively, of the Company’s issued and outstanding shares of Common Stock. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this Annual Report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to these reverse stock splits.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Corporate Structure

We are not an operating company in China, but a Marshall Islands holding company that conducts almost all of our operations through our subsidiaries based in China and Hong Kong. Holders of shares of our Common Stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such a structure involves unique risks to investors holding shares of our Common Stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our Common Stock may never hold equity interests directly in our PRC operating subsidiaries. Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless.

The following diagram illustrates our corporate structure and our subsidiaries as of the date of the Annual Report:

JX Luxventure Group (JXG)
A Marshall Island Company
100%
Flower Crown Holding("Flower Crown") A Cayman Island Company
100%
Flower Crown (China) Holding Group Co.. Limited("Flower Crown HK)
A Hong Kong company
100%
Billion Place Limited (Hong Kong)("Billion Place HK")
A Hong Kong company
100%
Jin Xuan (Hainan) Holding Co., Ltd. ("JX Hainan" or"Hainan WOFE")
A PRC Company
100%
Jin Xuan (Shenzhen) InternationalTrade Co., Ltd.("JX Shenzhen")A PRC Company
100%
Baofu (Zhuhai) Technology Co...Ltd.("Baofu Technology ") A PRC Company
100%
Jinxuan Luxury Tourism (Hainan) DigitalTechnology Co., Ltd Tianjin BranchOffice ("JX Luxury Tourism Tianjin) A PRC company
Jinxuan Luxury Tourism (Hainan)Digital Technology Co., Ltd.("JXLuxury Tourism")
A PRC Company
100%
Shenzhen Siquanrun Technology Co..Ltd("Shenzhen Siquanrun ")
A PRC Company
100%
Hainan Si Quan Run HangInternationalTravel Agency Co., Ltd.("Hainan Travel" ) A PRC Company
100%
Hefei Si Quan Run HangInternationalTravel Agency Co.. Ltd.("Hefei Travel" ) A PRC Company
51%
Hefei Aitong Cultural TourismDevelopment Co.. Ltd.("HefeiAitong") A PRC Company
100%
Tianjin Baoliting IntelligentTechnology Co., Ltd.("TianjinBaoliting" )
A PRC company

For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 6 and “Risk Factors – Risks Related to Our Corporate Structure” on page 21 of this Annual Report for more information.

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

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. For a detailed description of risks related to doing business in China, see “Summary of Risk Factors” beginning on page 6 and “Risk Factors – Risks Related to Doing Business in China” beginning on page 23 for more information.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”) enacted in December 2020, together with a recent joint statement by the United States Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board “(PCAOB”) call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, the SEC is required to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction, and PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Under the HFCAA, our securities may be prohibited from trading on The Nasdaq Market LLC (“Nasdaq”) or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, as part of the omnibus spending bill which amended the HFCAA, reducing the time period under the HFCAA to two consecutive years instead of three consecutive years.

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

The audit report included in this Annual Report for the year ended December 31, 2024 was issued by Onestop Assurance PAC (“Onestop”), a Singapore-based independent public accounting firm that is registered with the PCAOB. Onestop is not headquartered in mainland China and was not subject to the 2021 Determination Report. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB.

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.	Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Group Inc. incorporated in Marshall Islands, currently has no material operations on its own. It wholly owns Flower Crown Holding, a Cayman Islands company, also a holding company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of JX Hainan, our indirect PRC subsidiary, and its PRC operating entities. Following the reorganization of the Company’s corporate structure in 2023, resulting in incorporation of new entities, Flower Crown Holding also owns Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong and its wholly-owned subsidiaries. See “Summary of Risk Factors” beginning on page 6 and “Risk Factors — Risks Related to our Corporate Structure” on page 21 for more information.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, they will transfer the dividends to JX Hainan or Baofu Technology, as applicable, in accordance with the laws and regulations of the PRC, and then JX Hainan or Baofu Technology, as applicable, will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

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

In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to set aside at least 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. For more details regarding our cash flows, see “Regulations Relating to Foreign Exchange and Dividend Distribution” beginning on page 67 and our consolidated financial statements beginning on page F-1 of this Annual Report for more information.

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

For more details, see “Risk Factors—Risks Related to Doing Business in China –We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 22.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face related to our corporate structure and operation and doing business in China.

Risks Related to Our Corporate Structure:

●	We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risks Related to our Corporate Structure - We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 21 for more information.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law. See - “Risks Related to our Corporate Structure – Our current corporate structure and business operations may be affected by the Foreign Investment Law” on page 21 for more information.

●	We may rely on dividends and other distributions of equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC. See “Risks Related to our Corporate Structure – We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 22 for more information.

●	Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law. See “Risks Related to our Corporate Structure – Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law” on page 22 for more information.

Risks Relating to Doing Business in China:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Risks Related to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 23 for more information.

●

Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See “Risks Related to Doing Business in China - Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce could harm the global economy, may dampen growth in China, our principal place of business, and could adversely affect our business operations through our PRC subsidiaries, customers, suppliers, and other business partners” on page 23 for more information.

●

Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China. See “Risks Related to Doing Business in China - Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China” on page 24 for more information.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 24 for more information.

●	Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 25 for more information

●	Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely could result in a material adverse change in our operations and the value of our Common Stock. See “Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely could result in a material adverse change in our operations and the value of our Common Stock” on page 27 for more information.

●	Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us. See “Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us” on page 25 for more information.

●

We face challenges from the evolving PRC regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with these and related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations. See “Risks Related to Doing Business in China - We face challenges from the evolving PRC regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with these and related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations” on page 26 for more information.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risks Related to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 30 for more information.

●

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. See “Risks Related to Doing Business in China - Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment” on page 30 for more information.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. See “Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 31 for more information.

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. See “Risks Related to Doing Business in China - Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions” on page 31 for more information.

●	Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation. See “Risks Related to Doing Business in China - Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation” on page 32 for more information.

●

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties. See “Risks Related to Doing Business in China - Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties” on page 33 for more information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risks Related to Doing Business in China - Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 33 for more information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risks Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 33 for more information.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See “Risks Related to Doing Business in China - We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies” on page 34 for more information.

●

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. U.S. regulatory bodies also may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risks Related to Doing Business in China - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. U.S. regulatory bodies also may be limited in their ability to conduct investigations or inspections of our operations in China” on page 35 for more information.

●

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business. See “Risks Related to Doing Business in China -We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business” on page 35 for more information.

●

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably. See “Risks Related to Doing Business in China - If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably” on page 35 for more information.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure. See “Risks Related to Doing Business in China -The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure” on page 36 for more information.

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

We had a concentration of major customers during the year ended December 31, 2024 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

The percentage of our revenue attributable to our largest customer, Hefei Liantuo Tianji E-commence Corporation Ltd., an online airline tickets agency company, amounted to $21,003,414, or 42%, for the year ended December 31, 2024 and $23,621,588, or 74%, for the year ended December 31, 2023. We depend on this customer and several other major customers. Because of the competitive nature of our business operations, the contractual arrangements with this and other major customers are based on short-term projects which may be terminated at will by each party. If our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

Our product supply chain is essential to our business and is subject to risks associated with demand forecasting, timely supplying and warehousing, as well as maintaining relationships with our suppliers.

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

Any of the above factors could affect our ability to maintain profitability or have a material adverse effect on our business, financial condition or results of operations.

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

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected.

We use information systems to obtain, process, analyze and manage data crucial to our business. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. We cannot assure you that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

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

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. To address the increasing risks of cyber-attacks as outlined, we utilize advanced security features provided by our cloud partners, including encryption, intrusion detection, and continuous monitoring, to safeguard sensitive information and prevent unauthorized access. Our cybersecurity team enforces strict access controls, such as multi-factor authentication (MFA) and role-based permissions, while conducting regular vulnerability scans, penetration testing, and audits to identify and remediate potential weaknesses. We also established comprehensive employee training programs which promote awareness of phishing and other threats, reducing human error risks, and we maintain a well-defined incident response plan to swiftly contain, investigate, and resolve any security incidents, ensuring minimal disruption to our platform and services.

However, our efforts to address these problems and vulnerabilities may not be sufficient and successful. Any significant breach of our security measures could:

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

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.  We have implemented the following policies to regulate the use and incorporation of open-source software into our products and platform to help ensure that our use of open-source software is compliant with the required standards, to minimize legal and operational risks:

●	Open-Source Software Approval Process: All OSS intended for use in our products or platform must be reviewed and approved by a designated compliance team. This process includes evaluating the OSS license to ensure compatibility with our business model and existing obligations, documenting the software’s purpose, and verifying that it does not impose restrictive requirements, such as mandatory source code disclosure.

●	License Compliance Tracking: We maintain a centralized inventory of all OSS components used in our systems, including their versions, licenses, and associated obligations. Developers are required to log each OSS component in a software bill of materials (SBOM) and ensure that license terms, such as attribution notices or copyleft provisions, are adhered to in our codebase and distributions.

●	Code Review and Scanning Policy: All code, including OSS, must undergo automated scanning using tools to detect unlicensed or non-compliant OSS components before integration. Regular code reviews ensure that OSS is used in accordance with its license terms and that any modifications or derivative works comply with applicable requirements.

●	Developer Training and Guidelines: Employees and contractors receive mandatory training on OSS licensing and compliance. Clear guidelines prohibit the use of high-risk licenses without explicit approval and outline procedures for incorporating OSS, such as including proper license notices in our products and ensuring no proprietary code is inadvertently mixed with copyleft-licensed OSS.

●	Third-Party Contribution Policy: Developers are prohibited from contributing to external OSS projects on behalf of the company without prior approval. Any contributions must align with our licensing policies, and we ensure that contributions do not inadvertently incorporate our proprietary code into OSS projects under incompatible licenses.

However, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In addition, we use open-source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

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

In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly. The precautionary steps we have taken to protect our rights may be inadequate. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Since January 2023, the Chinese government has gradually lifted restrictions and quarantines that were imposed in response to the pandemic and has completed lifted such restrictions and quarantines. We believe this has substantively reduced the risk of delay and other uncertainty to our business operations, except that it may be more difficult for us to recruit foreign talent at least in the near future, because such foreign talent may have left China and returned to their home country during the pandemic. It is also possible that if a future outbreak occurs, the government will take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

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

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability, Directors and Officers Insurance and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

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

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC.

Under our current corporate structure, we rely principally on dividends and other distributions of equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. We have no direct business operations other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depend upon the receipts of dividends or other payments from our operating subsidiaries, other holdings, and investments.

The PRC rules and regulations impose restrictions and limitations on transfer of cash on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries to the Company and holders of the common stock of the Company. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

We are a company incorporated under the laws of the Marshall Islands. Holders of shares of our common stock do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Marshall Islands holding company. Such a structure involves unique risks to investors holding shares of our common stock. Although we own and control our PRC operating subsidiaries, investors holding shares of our common stock may never hold equity interests directly in our operating entities. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. In addition, almost all of our assets are located outside the United States, and majority of our directors and officers, and their assets, are located outside of the United States. As a result, investors may have difficulty serving legal process within the United States upon us or any of these persons. Investors may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. They may also have difficulty bringing an original action in the appropriate court of the Marshall Islands to enforce liabilities against us or any person based upon the U.S. federal securities laws.

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

Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. Although our business operations do not include selling products outside of China, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage consumer confidence and decision-making, leading to a material adverse effect on our business. The United States recently increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our PRC subsidiaries’ business and operations. China imposed its tariffs on good imported from the United States. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. In addition, political instability and military hostilities, including the recent conflict in Israel with Hamas, the ongoing war between uncertain nature, magnitude and duration of the Russia-Ukraine war could lead to significant disruptions in the global economy. The uncertain nature, magnitude and duration and the full economic effect of these events cannot be estimated, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies.

Such uncertainty may also limit the access of our PRC subsidiaries to new business opportunities, negatively impacting our PRC subsidiaries’ operations. The current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our PRC subsidiaries’ business or financial performance. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China.

Our business is susceptible to the effects of inflation, which can lead to higher costs of our operations. If the overall price level in the economy increases, our operating expenses are expected to increase as well, potentially impacting on our profitability, particularly in the airline reselling business.

Furthermore, recent trade policies enacted by the U.S. have imposed tariffs on a range of goods imported from China. These tariffs directly increase the cost of our products upon entry into the United States, leading to a rise in our cost of goods sold. This increased cost may necessitate us raising prices for our U.S. customers, which could negatively impact the competitiveness of our products compared to those manufactured domestically in the U.S. or imported from countries not subject to these tariffs.

The future of these tariff policies and their wider impact on inflation are uncertain. The duration and scope of these measures, as well as potential responses from other countries, could significantly influence our business. We cannot predict the ultimate consequences of these developments, and there is no assurance that we will be able to fully absorb or mitigate the negative financial impacts resulting from increased costs driven by both general inflation and these tariffs. We engage in cross border merchandise and tourism business and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us.

The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

We face challenges from the evolving PRC regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with these and related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this Annual Report, we have not been involved in any investigations, nor have we received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above-mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition, which creates the risk that any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely could result in a material adverse change in our operations and the value of our Common Stock.

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

Our auditor, Onestop, is a Singapore-based independent public accounting firm that is registered with the PCAOB and can be inspected by the PCAOB and is subject to laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected. In addition, we e have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. U.S. regulatory bodies also may be limited in their ability to conduct investigations or inspections of our operations in China.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Marshall Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

Unlike public reporting companies whose operations are located primarily in the United States, however, all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

RISKS RELATED TO OUR SECURITIES

Nasdaq imposes listing standards on our Common Stock, including recent amendments to Nasdaq Listing Rules, that may be difficult to fulfill, thereby leading to a potential delisting of our Common Stock.

Our Common Stock is traded and listed on the Nasdaq Capital Market under the symbol “JXG.” We are required to comply with all continued listing requirements, including among other things, a minimum bid price of $1.00 per share of Common Stock (the “Minimum Bid Price Requirement”), minimum shareholder’ equity. certain major corporate transactions, the composition of our Board of Directors and committees thereof. The failure to meet these Nasdaq Capital Market continued listing requirements may result in delisting of our Common Stock from the Nasdaq Capital Market, which could adversely affect the liquidity and market price thereof.

In the past, the closing price of our Common Stock felt below the Minimum Bid Price Requirement, and the Company effected reverse stock splits within the last two (2) years, including the most recent one-for-four (1-for-4) reverse stock split, effected on December 27, 2024, in order to regain compliance with the Minimum Bid Price Requirement. On October 24, 2022, the Company received its first notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq Staff”) notifying the Company that the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice was below $1.00 per share, not in compliance with the Minimum Bid Requirement. In accordance with applicable Nasdaq listing rules, the Company received 180 calendar days to regain compliance with the Minimum Bid Price Requirement, or until April 24, 2023. While the Company effected a 1-for-10 reverse stock split on April 26, 2023, it did not regain compliance with the Minimum Bid Requirement by April 24, 2023. On April 26, 2023, the Company requested a hearing after it received the determination letter from Nasdaq Staff that it failed to regain compliance with the Minimum Bid Requirement. On May 23, 2023, Nasdaq Staff notified the Company that it regained compliance with the Minimum Bid Requirement and that the hearing previously scheduled for May 25, 2023 (the hearing was related to regaining compliance with the Minimum Bid Requirement) has been canceled. The Compliance Letter also stated that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

On December 27, 2024, the Company effected another reverse stock split at the 1-for-4 ratio by filing an amendment to the Restated Articles in the Registry of Marshall Islands (the Company’s Common Stock began trading on Nasdaq on a post-split basis on January 8, 2025). The Company effected this reverse stock to avoid potential noncompliance with the Minimum Bid Price Requirement. However, we cannot ensure you that we will continue to comply with all requirements for continued listing on the Nasdaq Capital Market in the future. If we fail to maintain these Nasdaq listing requirements, our Common Stock will be delisted. If our Common Stock is no longer listed on The Nasdaq Capital Market, our shares would likely trade on the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we need to effectuate another reverse stock split, the trading price of our Common Stock may not meet the Minimum Bid Price Requirement.

If we do effect a reverse stock split in response to, or in order to prevent, a future delisting notice, if received, there can be no assurance that the market price per new share of our common stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the reverse stock split. Other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock and there can be no assurance that a reverse stock split, if completed, will result in the intended benefits, that the market price of our common stock will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split or that the market price of our common stock will not decrease in the future. If the market price of our common stock does not increase the price per share of our common stock above the Minimum Bid Price Requirement or if the market price of our common stock does not remain above Nasdaq’s minimum bid price threshold of $1.00 per share, our common stock may still be delisted from Nasdaq.

Considering recent amendments to Nasdaq Listing rules, if a reverse stock split done to regain compliance with the Minimum Bid Price Requirement would result in non-compliance with other Nasdaq Listing Rules, Nasdaq will not accept it and our Common Stock could be delisted.

Nasdaq recently amended several of its listing rules related to reverse stock splits, implementing stricter requirements on companies to maintain continued listing. Should we effect another reverse stock split in order to regain compliance with the Minimum Bid Price Requirement, we need to ensure that it would not result in noncompliance with other continued Nasdaq requirements. Otherwise, the Company will not be in compliance with the Minimum Bid Price Requirement and a secondary noncompliance and Nasdaq may start the delisting process. This listing rule may significantly reduce our ability to determine a maximum ratio of a reverse stock split that would enable us to increase the price per share of our common stock while complying with other continued listing requirements. We cannot ensure you that our future reverse stock split, if needed, would result in compliance with all other Nasdaq Listing Rules. If we are unable to cure noncompliance with other continued listing requirements, our common stock may be delisted from Nasdaq; however, during the hearing process, the delisting will be stayed.

Even if we are able to regain compliance with the Minimum Bid Price Requirement, the liquidity of the shares of our common stock may be materially and adversely affected by any such reverse stock split given the reduced number of shares of common stock that will be outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split.

Following any reverse stock split, the resulting market price of our common stock may not attract new investors and may not satisfy the investing requirements of those investors. Although we believe a higher market price of our common stock may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

Since we effectuated a reverse stock split within the past year, should the trading price of our Common Stock fall again below the Minimum Bid Price Requirement, we will not be eligible to receive any compliance period and may be issued a delisting decision.

Nasdaq recently amended its listing rules related to excessive reverse stock splits, which further limited the number of times companies can conduct reverse stock splits to regain compliance with the Minimum Bid Price Requirement.

Under these rules, if a company has effectuated one or more reverse stock splits with a cumulative ratio of 1-for-250 within a two-year period or a reverse stock split at any split ratio within the prior one year and thereafter falls out of compliance with the Minimum Bid Price Requirement, it will not be eligible for any compliance period to address a bid price deficiency, but instead will be issued a delisting decision.

We effectuated a 1-for 4 reverse stock split on December 27, 2024 to prevent a potential non-compliance with the Minimum Bid Price Requirements., and our Common Stock started trading on a post-split basis on January 8, 2025. If our Common Stock fails below the Minimum Bid Price Requirement within one year from effecting the last reverse stock split, we will be subject to immediate delisting without being granted a compliance period. Although under these circumstances, we can appeal the delisting determination to a Hearings Panel, during which time any suspension or delisting action will be stayed, there can be no assurance of a positive outcome from an appeal of any delisting determination. Also, there can be no assurance that the market price of our Common stock will remain in compliance with the Minimum Bid Price Requirement even if we effectuate another reverse stock split.

If our Common Stock is delisted from Nasdaq, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

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

In order to compete for talents, we may need to offer higher compensation to our key and consultants, including granting awards under our current equity incentive plan, which may include the grant of shares of restricted common stocks. We have adopted various equity incentive plans, including the 2018 Equity Incentive Plan, the 2022 Plan, and the most recent, the New 2022 EIP, as amended. In addition, we granted a performance-based stock awards to our Chief Executive Officer, Chief Financial Officer, co-chairwoman and director. We believe the granting of stock-based awards is important to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted, and we elected to follow the governance practices of our home country, the Republic of the Marshall Islands in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

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

As of the date of this Annual Report, we have 4,040,952 shares of Common Stock outstanding. Many of these shares were either recently registered in the registration statements on Form S-8 pursuant to our equity incentive plans or will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our Common Stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the Common Stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our Common Stock being offered for sale to increase, the market price of our Common Stock would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Provisions of our articles of incorporation may impede a takeover or make it more difficult for shareholders to change the direction or management of the Company, which could reduce shareholders’ opportunity to influence management of the Company.

Our Amended and Restated Articles of Incorporation, as amended (the “Restated Articles”) permit our Board to issue up to five million shares of preferred stock with a par value of $0.0001 (the “Preferred Stock”) from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock, including voting rights and conversion rights, could be used to restrict our ability to merge with, or sell assets to, a third party. As of the date of this Annual Report, the Company has created and designated the following series of the Preferred Stock: (i) Series A Convertible Preferred Stock: (ii) Series B Participating Preferred Stock; (iii) Series C Convertible Preferred Stock; (iv) Series D Convertible Preferred Stock, and (iv) Series E Convertible Preferred Stock.

Sun Lei, our Chief Executive Officer, Interim Financial Officer, co-chairwoman and director, holds 150,000 shares of Series C Convertible Preferred Stock that are convertible into 18,750 shares of our Common Stock, 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 31,000 shares of Common Stock, and 80,000 shares of Series D Preferred Stock, convertible into 26,000shares of Common Stock. At the date of this Annua Report, all shares of Series E Convertible Preferred Stock were converted into shares of common stock, and there are no Series E Convertible Preferred Stock are outstanding.

The ability of the Board to issue shares of Preferred Stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of shares of our Common Stock.

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

On March 24, 2014, we entered into a share exchange agreement and plan of liquidation (the “Exchange Agreement”), as amended on June 21, 2014, with KBS International Holding Inc., (“KBS International”), Hongri International Holdings Limited (“Hongri International”), a then wholly owned subsidiary of KBS International and Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS International. At the closing of the transactions contemplated in the Exchange Agreement, occurred on August 1, 2014, we acquired 100% of the issued and outstanding equity interest in Hongri International from KBS International. Pursuant to the Exchange Agreement, KBS International was liquidated and dissolved in August 2014 and the shares of Common Stock of the Company were distributed to each shareholder of KBS International according to their respective ownership of KBS International.

On October 31, 2014, we amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

On February 3, 2017, the Company effected a one-for-fifteen reverse stock split of the Company’s issued and outstanding Common Stock. Our Common Stock began trading on Nasdaq on a split-adjusted basis when the market opened on February 9, 2017.

On December 9, 2020, we entered into a Share Exchange Agreement with Flower Crown Holding, a corporation organized under the laws of the Cayman Islands (the “Flower Crown”), and the shareholders of Flower Crown (each a “FC Shareholder” and collectively the “FC Shareholders”), to acquire all the issued and outstanding ordinary shares of Flower Crown in exchange for the issuance to the FC Shareholders an aggregate of 6,478 shares of our Common Stock (the “Share Exchange”). The Share Exchange transaction was closed on December 21, 2020 and as a result, Flower Crown is now our wholly-owned subsidiary.

Flower Crown is a holding company incorporated on August 7, 2020 in Cayman Islands, directly owns 100% share capital in Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong on May 24, 2018 (“Flower Crown HK”).

Flower Crown HK, in turn, owns 100% of the share capital of Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a limited company incorporated on August 4, 2016 in PRC (“Jin Xuan Luxury Tourism”). Jin Xuan Luxury Tourism owns 100% of the share capital of Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd., a limited company incorporated on July 17, 2020 in PRC (“Flower Crown China”), and prior to October 8, 2023, it also owned 100% share capital of Flower Crown HK Beijing Heyang International Travel Service Co., Ltd., a limited company incorporated on March 29, 2018 in China (“Heyang Travel”). On October 8, 2023, the Company sold 100% ownership in Heyang Travel, a non-related third party.

Concurrently with the closing of the Share Exchange Agreement on December 9, 2020, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Ms. Sun Lei, our Chief Executive Officer and a director of the Company, which provided for the issuance of an aggregate of 5,830 shares of the Company (the “Purchased Shares”) in exchange for making payments on behalf of the Company for all “Public Company Expenses” as set forth in the Stock Purchase Agreement for the next two years, in the amount of no less than $600,000 and no more than $700,000 (“Stock Purchase”). The Stock Purchase transaction was closed on December 21, 2020. Pursuant to the term of the Stock Purchase Agreement, the Purchased Shares were held in escrow by an escrow agent to secure Ms. Sun’s obligations under the Stock Purchase Agreement and released in every 6 months, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. As of the date of this Annual Report, 100% of the Purchased Shares were released from escrow under this Stock Purchase Agreement.

On June 21, 2021, the Company further amended its Restated Articles by filing the Articles of Amendment with the Registrar of the Corporation, to permit holders of a majority of the total voting power of the outstanding capital stock to take any action that is required or permitted to be taken at a meeting of the shareholders, by written consent.

On October 4, 2021, the Company changed its name from “KBS Fashion Group Limited” to “JX Luxventure Limited” by filing another Articles of Amendment to the Restated Articles with the Registrar of the Corporation.

Effective December 13, 2021, we reorganized our corporate subsidiary structure in the PRC under Flower Crown Holding (“FLH”). On December 21, 2021, we closed a Share Exchange Agreement with FLH, which operated its China subsidiaries, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan Digital”), Beijing Heyang International Travel Service Co., Ltd. (“Heyang Travel”) and Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd. (“FCEC”) through a variable interest structure (“VIE”). As a result of the FLH’s China subsidiaries restructuring, we terminated the original VIE contractual agreements and we no longer operate those entities through a VIE structure and became the indirect sole shareholder of JX Hainan and Heyang Travel. As part of the restructuring, due to the restriction of foreign ownership by the relevant laws and regulations of the People’s Republic of China, namely Provisions on Administration of Foreign Invested Telecommunications Enterprise (外商投资电信企业管理规定), we divested FCEC under a Shares Transfer Agreement with a third party. FCEC represented less than 5% of our total revenues.

The reorganization was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock.

Following the reorganization, we had the following corporate structure between December 13, 2021 and October 19, 2022:

On January 11, 2022, the Board, by unanimous written consent, in accordance with the Company’s Bylaws and the terms of the 2018 Equity Incentive Plan, and the BCA, terminated the Company’s 2018 Equity Incentive Plan and adopted the 2022 JX Luxventure Equity Incentive Plan (the “2022 Plan”), which provides for up to 250,000 shares of our Common Stock that may be issued under the 2022 Plan. The 2022 Plan was approved by the holders of 60.4% of the total issued and outstanding capital stock of the Company on the same day. Between February 12, 2022, and October 25, 2022, the Company issued all of the 250,000 shares of Common Stock available for issuance under the 2022 Plan.

On April 25, 2022, the Company filed the Certificates of Designation with the Registrar of Corporations under the Company’s former name, KBS Fashion Group Limited (except for the Certificate of Designation of Series D Preferred), and on April 27, 2022, the Company filed with the Registrar of Corporations the First Amended and Restated Certificate of Designation of Series A Preferred, the Amended and Restated Certificate of Designation of Series B Participating, the Amended and Restated Certificate of Designation of Series C Preferred, and the Amended and Restated Certificate of Designation of Series D Preferred, reflecting the Company’s name “JX Luxventure Limited” and restating all provisions set forth in the Certificates of Designation of Preferred Stock.

On May 10, 2022, the Company filed the Second Amended and Restated Certificate of Designation of Series A Preferred, which amended the timing of the conversion of Series A Preferred into Common Stock and restated all other provisions set forth in the First Amended and Restated Certificate of Designation of Series A Preferred.

On May 22, 2022, the Board granted 25,000 shares of the Company’s Common Stock to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “2021 Employment Agreement”).

On June 22, 2022, the Board authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Mr. Lei, our Chief Executive Officer of Company (the “Share Repurchase Program”). Pursuant to the Repurchase Program, Mrs. Lei acquired in private negotiated transactions 38,000 shares of Common Stock, at the total purchase price of $1,780,000; 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 31,000 shares of Common Stock at the total purchase price of $1,240,000; and 80,000 shares of Series D Convertible Preferred Stock, convertible into 26,000 shares of Common Stock at the purchase price of $2,080,000.

On July 12, 2022, the Company entered into a new Employment Agreement with Sun Lei (the “2022 Employment Agreement”) for a one (1) year term, pursuant to which Sun Lei received compensation of USD1.00 but no stock compensation. The 2022 Employment Agreement has expired, and the Company did not enter into a new employment agreement with Sun Lei in 2023 and in 2024.

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

The New 2022 Plan provided for a maximum of one million (1,000,000) shares authorized for issuance, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding. On November 4, 2022, the Company filed a new S-8 Registration Statement, registering 500,000 shares out of the total 1,000,000 shares of Common Stock, available to be issued under the New 2022 EIP. On December 12, 2022, the Company registered the remaining 500,000 shares of Common Stock available to be issued under the New 2022 EIP under another S-8 Registration Statement.

On May 7, 2025, the Board and shareholders of 65% of issued and outstanding capital stock of the Company, approved, by written consent, and adopted an amendment to the New 2022 EIP (the “Plan Amendment”), which, among other things, among other things, increased the maximum number of shares issuable thereunder to 25 million (25,000,000) and eliminated any limitations on the number of shares that could be granted to participants in any fiscal year as performance-based compensation. As of the date of this Annual Report, 1,000,000 shares of Common Stock were issued under the New 2022 EIP, as amended.

On October 19, 2022, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (the “Purchaser”), pursuant to which on the same date it closed the transaction (the “Closing”) Company’s sold 20,000 shares of common stock of Hongri International, constituting all of the issued and outstanding capital stock of Hongri International, to the Purchaser, in consideration for $10,000,000 (the “Purchase Price”).

At the Closing, the Purchaser issued to the Company a 5% promissory note in the principal amount of $10,000,000, in payment of the Purchase Price (the “Note”), payable in four installments, on the following dates and in the following amounts: (a) $1,000,000, together with an accrued interest, is payable on or before November 19, 2022; (b) $2,000,000, together with an accrued interest, is payable on or before April 19, 2023; (c) $3,000,000, together with an accrued interest, is payable on or before April 19, 2024, and (d) the remaining $4,000,000, together with an accrued interest, is payable on or before October 19, 2024. As further inducement of the Company to enter into the Stock Purchase Agreement and to sell the Shares to the Purchaser on the terms of the Stock Purchase Agreement, on the Closing, the Purchaser and the Company entered into and executed a Pledge and Security Agreement (the “Pledge Agreement”), pursuant to which the Purchaser, as the Borrower under the Note, granted the Company a first priority security interest in the Shares of Hongri. On April 15, 2024, Jinxuan (Hainan) Digital Technology Co., Ltd, the Company’s indirect wholly-owned subsidiary, acquired 100% share capital of Tianjin Baoliting Intelligent Technology Co., Ltd., a subsidiary of the Purchaser, in consideration of the remaining $7,0000,000 due by the Purchaser to the Company under the Note. As a result of the sale of Hongri International, the Company disposed its menswear business segment, and Hongri International and all its wholly-owned subsidiaries are no longer subsidiaries of the Company.

Following the Closing of Hongri, the Company’s corporate structure changed as follows:

On April 26, 2023, the Company effected the 1-for-10 reverse stock split of its Common Stock. On May 23, 2023, Nasdaq Staff notified the Company that the Company regained compliance with the Minimum Bid Requirement and that the hearing previously scheduled for May 25, 2023 (the hearing was related to regaining compliance with the Minimum Bid Requirement) has been canceled. The letter from Nasdaq also stated that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

Recent Developments

On August 23, 2024, the Company issued a negotiable, transferrable, due on demand, promissory note, without an interest (the “2024 Original Note”), in the principal amount of $3,000,000 (the “Principal Amount”) to Huidan Li, the Co-Chairman of the board of directors of the Company, in consideration of the continuous advances of funds to the Company by the Co-Chairman for a period of over two (2) years.

On August 26, 2024, the Company entered into the Note Transfer and Assignment Agreement (the “Assignment Agreement”) with the Mr. Li and eight (8) investors (the “Assignees” or the “Holders”), pursuant to which on the same date Mr. Li sold, transferred, and assigned the 2024 Original Note and, collectively, all of his rights, title and interest in, to and under the 2024 Original Note to the Assignees, with each Assignee being assigned all of the Original Noteholder’s rights, title and interest in, and to the principal amount of $375,000 (the “Assignment”), and the Company recognized each Assignee as the owner of the Assignment, and issued to each Assignee a new promissory note in the principal amount of $375,000 (the “New Note”) on the same terms as the 2024 Original Note.

On August 26, 2024, the Company and the Holders entered into a debt exchange agreement (the “2024 Exchange Agreement”), pursuant to which, on September 26, 2024, at the closing, the Company issued to Holders, collectively, an aggregate of 1,000,000 shares (each Holder was issued 125,000 shares) of newly-designated Series E Convertible Preferred Stock (the “Series E Stock”), in exchange of cancellation of $375,000, representing each Holder’s portion of the Company’s total indebtedness to the Holders under the New Notes. The shares of Series E Stock were issued pursuant to the terms of the Certificate of Designation of Series E Stock, filed by the Company on September 23, 2024 with the Registrar of the Corporation under the BCA, establishing the Series E Stock.

The Certificate of Designation of Series E Stock features a stated value of $3.00 per share, the conversion rate of 1 for 2.5 (reflecting the 1-for-4 post reverse split ratio), no additional consideration by the Holder for the conversion of Series E Shares into the shares of the Company’s common stock and provided the schedule of conversion, such as, (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. Pursuant to the Certificate of Designation of Series E Stock, on April 3, 2025, the Company required holders to convert all Series E Shares that remained outstanding on or after March 14, 2025 into shares of common stock. As a result, as of the date of this Annual Report, all of 1,000,000 Series E Shares were converted into 2,500,000 shares of Common Stock, and the Company does not have any outstanding shares of Series E Preferred Stock.

On December 20, 2024, the Company changed its trading symbol from “JXJT” to “JXG.”

On December 27, 2024 the Company filed the Amendment with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, implementing the 1-for-4 reverse stock split and the change of the Company’s name to “JX Luxventure Group Inc.” The Company began trading under its new name and on a post-reverse stock split basis on January 8, 2025.

On February 17, 2025, the Company issued a new promissory note (the “2025 Original Note”) to Mr. Li in the principal amount of $3,500,000, in consideration of funds advanced by Mr. Li to the Company. On April 21, 2025, Mr. Li transferred and assigned to six (6) investors (the “Assignees”) an aggregate of $1,380,000, representing a portion of the principal amount under the 2025 Original Note (the “Total Assigned Debt”), with each Assignee to be assigned a portion of the Total Assigned Debt equal to $230,000 (the “Assignment”), in consideration of the purchase price of $230,000 from each Assignee. Upon Mr. Li’s assignment of the Total Assigned Debt to Assignees, the Company issued to Mr. Li a new promissory note in principal amount of $2,120,000, representing the total remaining outstanding amount due to Mr. Li under the 2025 Original Note, on the terms of the 2025 Original Note. The Company also issued promissory notes to each Assignee in the principal amount of $230,000 (the “Investor Note”), recognizing each Assignee as the legal holder of the Assignment and the noteholder of the Investor Note. The terms of the Investor Note are the same as the terms of the 2025 Original Note issued by the Company to Mr. Li.

On April 22, 2025, the Assignees entered into a debt exchange agreement with the Company (the “2025 Exchange Agreement”), pursuant to which, the Assignees agreed to cancel an aggregate of $1,380,000, the total amount of the Company’s indebtedness (each Assignee to cancel $230,000 under the promissory note issued to such Assignee) in exchange for the issuance of 69,000 shares (each Assignee to be issued 11,500 shares) of a new series of the Company’s preferred stock, designated as Series F Convertible Preferred Stock (the “Series F Preferred Stock”), pursuant to the terms and subject to conditions set forth in the 2025 Exchange Agreement. The 2025 Exchange Agreement provides that closing of the transactions contemplated by the 2025 Exchange Agreement (the “Closing”) will occur upon satisfaction of the following conditions, including, among other things (i) the Company’s submission of Listing of Additional Shares Notification Form with Nasdaq Capital Market at least 15 calendar days prior to the issuance of the shares of Series F Preferred Stock; (ii) obtaining the shareholder approval for the issuance of 20% or more of the Company’s issued and outstanding share capital, as required by Nasdaq Marketplace Rule 5635; and (iii) filing of the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the BCA, establishing the Series F Preferred Stock.

Series F Shares will feature a stated value of $20.00 per share and will be convertible to shares of the Company’s Common Stock at the conversion rate of 1 for 100, such as each Series F Share to be converted into 100 shares of the Company’s Common Stock without payment or any additional consideration by the holder thereof. Such conversion will be subject to the following schedule: (i) up to 2,000 of the Series F Shares issued to each holder may be converted by such holder at any time from the date of the issuance; (ii) up to additional 2,500 of the Series F Shares may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 3,000 of Series F Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance; and (iv) the remaining 4,000 of the Series F Shares may be converted by such holder after nine (9) months from the date of the issuance. If any Series F Shares will remain outstanding on or after one (1) year from the date of the issuance, the Company will have the right, but not the obligations, to require the holders of such Series F Shares to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of Series F Shares by 100.

As referenced above, on May 7, 2025, the Company amended the New 2022 EIP by the Plan Amendment.

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

On August 3, 2023, Flower Crown acquired 100% share capital of Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong on March 13, 2023. This Hong Kong holding company became a wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary.

On March 7, 2024, Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”) was incorporated, under the PRC laws. This entity became a direct wholly-owned subsidiary of Billion Place HK and is engaged in Technology Solution for Tourism Cross-Border Operations business segment.

Hefei Aitong Cultural Tourism Development Ltd. was incorporated on December 27, 2023, under the PRC laws. It is 51% owned by JX Luxury Tourism and is engaged in tourism business and providing air-tickets sales agent services.

Jin Xuan (Shenzhen) International Trade Co., Ltd. (“JX Shenzhen”) was incorporated on Feb 6, 2024 under PRC laws. It became a wholly-owned subsidiary of Flower Crown HK and is engaged in Cross-border Merchandise business segment.

Hainan Si Quan Run Hang International travel agency Co., Ltd. (“Hainan Travel”) was incorporated under PRC laws on August 9, 2023. On March 7, 2024, Hainan Travel became an indirect wholly-owned subsidiary of Billion Place HK when Baofu Technology was acquired by Billion Place HK. It will be engaged in Airline Tickets and Tourism Services business segment.

On April 15, 2024, JX Hainan acquired 100% share capital of Tianjin Baoliting Intelligence Technology Co., Ltd (“Baoliting”), a company incorporated under PRC laws on August 11, 2023 It became a wholly-owned subsidiary of and is engaged in software development and technology support services.

On May 31, 2024, Hefei Si Quan Run Hang International travel agency Co., Ltd. (“Hefei Travel”) was incorporated under PRC laws wholly-owned subsidiary of Baofu Technology. It is engaged in Airline Tickets and Tourism Services business segment.

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

During 2024, the Company expanded its business operations in cross board merchandize segment, focusing on wholesale trade sector and specializing in duty-free and cross-border consumer goods. We also continue providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products.

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

On February 9, 2022, JX Luxury Tourism a subsidiary of the Company, entered into and executed a Memorandum of Japanese High-end Life Style Services Strategic Cooperation Agreement (the “Agreement”) with Xin Hua Fund Co., Ltd. (“XHFC”). Pursuant to the Agreement, JX Luxury Tourism and XHFC will cooperate to bring high-end Japanese medical treatment, rehabilitation treatment, precision physical examination, anti-aging beauty and other related services to the China market.

On March 10, 2022, JX Luxury Tourism entered into and executed a Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty Free Merchandize (the “Agreement”) with Aikayun Technology (Hainan) Co., Ltd. (“Aikayun”). Pursuant to the Agreement, JX Luxury Tourism will have the exclusive right to distribute cross-border products from Japan in the Hainan Island in the amount of up to RMB1,000,000,000.

On March 21, 2022, JX Luxury Tourism, entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Chongqing E-Pet Technology Co., Ltd. (“Chongqing E-Pet”), one of the major operators of online cross-border pet-food shopping platform in China. Pursuant to the Agreement, Chongqing E-Pet will purchase from JX Luxury Tourism cross-border pet foods in the amount up to USD60,000,000 to be distributed on the platforms operated by Chongqing E-Pet.

On March 31, 2022, JX Luxury Tourism entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Ragdoll International Trading Co., Ltd. (“Ragdoll”), an E-commerce platform operator. Pursuant to the Agreement, Ragdoll will purchase from JX Luxury Tourism cross-border pet foods in the amount of up to USD30,000,000 to be distributed on the platforms operated by Ragdoll.

On June 1, 2022, JX Luxury Tourism entered into and executed a Technology Consulting Agreement (the “Agreement”) with Tianjin City Wei Ka Technology Co., Ltd. (“Tianjin Wei Ka”). Pursuant to the Agreement, JX Luxury Tourism will provide technology consulting services to Tianjin Wei Ka by delivering a solution for a non-fungible token (NFT)-based virtual human host to be used on live stream platforms.

On June 17, 2022, JX Luxury Tourism entered into and executed a Framework Agreement on Strategic Cooperation (the “Agreement”) with Hainan Douxing Cultural Media Co., Ltd. (“Hainan Douxing”), one of the major live stream content providers with over 30 A list live streamers and reaches over 30,000,000 followers in China. Pursuant to the Agreement, Hainan Douxing will sell JX Luxury Tourism cross-border merchandise, including cosmetics and skincare products, in the amount up to USD30,000,000 on the live-stream E-commerce shows hosted by Hainan Douxing.

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

On July 17, 2023, JX Luxury Tourism entered into and executed Technology Development and Promotion Commission Contract (the “Technology Development Agreement”) with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. The Technology Development Agreement provides for the development of a medical ERP management platform, which will utilize a Chatgpt-type technology.

On July 1, 2024, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”) entered into and executed a Cooperation Agreement (the “Agreement”) with Tianjin Zhongsheng United Automobile Trading Co., Ltd. (“Tianjin Auto Trading”). Pursuant to the terms of the Agreement, Tianjin Auto Trading is required to sell high-end foreign luxury automobiles supplied by JX Hainan in the amount not less than USD100,000,000.

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

Our current top two business customers are: Hefei Liantuo Tianji E-commerce Co., Ltd. and Hainan Sanhai Gold International Trade Group

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

Description of Property

Properties We Lease

We currently lease additional spaces as indicated below:

Lessor/Rental Cost per month	Lessee	Location	Area (Square Meter)	Annual Rent	Term	Use
Li Jinping	Jin Xuan Luxury Tourism	Building 5, Entrance 1, Room 101, Baofu 9th Courtyard Project, Intersection of Weijin South Road and Suijiang Road, Xiqing District, Tianjin	336	$0	June 29, 2022 to June 30 2027	Office

Business Employees

As of the date of this Annual Report, the Company, its subsidiaries and PRC operating entities have a total of 132 employees, including 55 full-time employees and 77 part-time employees. We do not have independent contractors.

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

REGULATIONS RELATING TO FOREIGN INVESTMENT

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both domestic companies and foreign-invested companies. Prior to January 1, 2020, the fundamental laws governing the foreign-invested enterprises were the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC, and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and regulations. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (ⅳ) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

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

We have initially adopted an equity incentive plan in 2018, under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, our Board terminated the initial equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”). On October 26, 2022, our Board terminated the 2022 Plan, and adopted the New 2022 EIP. On May 7, 2025, the Board and shareholders of 65% of the outstanding capital stock of the Company, approved and adopted the Plan Amendment. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee-awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China—

C. Organizational Structure

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

During 2024, the Company expanded its business operations in cross board merchandize segment, focusing on wholesale trade sector and specializing in duty-free and cross-border consumer goods. We also continue providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products.

Revenue. During the periods covered by this section, we generated revenue from a) sales of tourism cross-border merchandize, b) sales of Software, and c) tourism products, which covers tourism package and airline ticket sale (including related services).

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

Comparison of Fiscal Years Ended December 31, 2024, 2023, and 2022

The following table sets forth key components of our results of operations, for the years ended December 31, 2024, 2023, and 2022, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	49,840,288		31,840,588		79,874,727
Cost of sales	(41,487,972)	-83%	(26,384,219)	-83%	(78,410,244)	-98%
Gross profit	8,352,316	17%	5,456,369	17%	1,464,483	2%
Operating expenses
Distribution and selling expenses	(2,651,904)	-5%	(58,981)	0%	(721,388)	-1%
Administrative expenses	(1,830,214)	-4%	(2,076,876)	-7%	(56,043,741)	-70%
Total operating expenses	(4,482,118)	-9%	(2,135,857)	-7%	(56,765,129)	-71%
Other income	69,113	0%	71,408	0%	16,636	0%
Other gains and losses	(107,384)	0%	(342,954)	-1%	(98,650)	0%
Finance costs	(13,895)	0%	(5,187)	0%	-	0%
Profit/(loss) before tax	3,818,032	8%	3,043,779	10%	(55,382,660)	-69%
Income tax	(744,225)	-1%	-	0%	(621)	0%
Profit/(loss) from continuing operations	3,073,807	6%	3,043,779	10%	(55,383,281)	-69%
Discontinued operations	-	0%	-	0%	(18,109,150)	-23%
Total profit/(loss) for the year	3,073,807	6%	3,043,779	10%	(73,492,431)	-92%

Flower Crown is a subsidiary operating three sub-segment business, which are tourism (Luxury travel experiences), cross-border merchandise and B2B technology solution. The three sub-segments are presented as below:

	Tourism			Technology			Cross border merchandize revenue
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2024	2023	2022	2024	2023	2022	2024	2023	2022
Sales to external customers	22,048,052	21,561,671	79,092,342	1,530,812	2,719,463	782,302	26,261,424	7,559,454	83
Segment revenue	22,048,052	21,561,671	79,092,342	1,530,812	2,719,463	782,302	26,261,424	7,559,454	83
Segment gross margins/(loss)	730,173	1,981,107	704,391	589,968	2,714,434	760,028	7,032,175	760,828	64
Gross margin rate	3%	9%	1%	39%	99%	97	27%	10%	77%

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

In 2024, the total revenue increased to $49.8 million by 57% or $18.0 million from $31.8 million in 2023. The increase was mainly due to the increase in revenue in cross board merchandize segment. The increase in cross board merchandize segment of $18.7 million are mainly due to following reasons: (i) the Company expanded its imported luxury vehicle business in 2024 while 2023 is the first of the Company to run the business; (ii) the Company started to run imported cosmetics business after acquiring certain brands distribution rights in 2024.

In 2024, the revenue of tourism segment generated $22.0 million compared to $21.6 million in previous year, representing a 2% increase.

In 2024, the revenue of technology segment generated $1.5 million compared to $2.7 million in the previous year due to our self-developed B2B technology solution for tourism cross-board merchandize were well penetrated in this niche industry and less potential clients left for the Company to promote. As a result, the Company started to sell upgraded system to these existing clients in 2024.

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

Our cost of sales increased from $26.4 million in year 2023 to $41.5 million in year 2024, by 57%. The increase was mainly due to the increase of cost in connection with the increasing cross board merchandize segment’s revenue in year 2024 compared to 2023.

The gross profit ratio kept at 17% in 2023 and 2024. However, the gross profit ratio of our tourism segment decreased from 9% in 2023 to 3% in 2024, which contributed 44% of total revenue in 2024. The decrease in the gross profit ratio of our tourism segment mainly resulted from the Company intentionally decreasing its selling prices due to the competition in this segment. The gross profit ratio of technology sub-segment in 2024 decreased to 39% from 99% in 2023 due to the reason that amortization of purchased software was recorded as cost of revenue in 2024, while no such amortization in 2023. The gross profit ratio of cross board merchandise sub-segment increased from 10% in 2023 to 27% in 2024. The increase of gross profit ratio is mainly due to the higher gross margin of imported luxury cars and yachts sales in 2024.

Our cost of sales decreased from $78.4 million in year 2022 to $26.4 million in year 2023. The decrease was mainly due to the decrease of cost in connection with the decreasing tourism segment’s revenue in year 2023 compared to 2022.

The gross profit ratio increased from 2% in 2022 to 17% in 2023, which is mainly due to the reason that the suppliers offered to the Company lower purchase prices as compared to 2022 due to the Company achieved certain purchase target set up by airline companies for year 2022. The gross profit ratio of technology sub-segment in 2023 and 2022 achieved 99% and 97% respectively. The high gross profit ratio was due to the reason that most of the revenue in 2023 and 2022 of this sub-segments was contributed to self-developed cross-board related software sold to customers and the developing costs of the software was recorded as general and administrative expenses in 2023 or prior years.

Administrative expenses

Administrative expenses decreased by $0.2 million or 12% to $1.8 million for the year 2024 from $2.1 million for the year 2023. The change was mainly due to the Company cut down external service fee by $0.2 million, from $0.5 million in 2023 to $0.3 million in 2024.

Administrative expenses decreased by $54.0 million or 96% to $2.1 million for the year 2023 from $56.0 million for the year 2022. The change was mainly due to the Company’s share-based compensation paid to employees, officers and directors of the company in year 2022, which was $53.3 million in 2022 compared to $nil million in 2023, representing a decrease of $53.3 million.

Distribution and selling expenses

The distribution and selling expenses increased by $2.6 million or 4396% to $2.6 million for the year 2024 from $0.1 million for the year ended December 31, 2023, primarily due to the reason that (i) the Company conducted a few exhibition events during year 2024 to promote its cross-board merchandised goods, which cost around $0.8 million in 2024, and (ii) the Company purchased several distribution rights of imported cosmetics, which resulted in an amortization expenses of $1.8 million in 2024.

The distribution and selling expenses decreased by $0.6 million or 92% to $0.1 million for the year ended December 31, 2023 from $0.7 million for the year ended December 31, 2022, primarily due to the reason that the Company outsourced certain sales functions to third parties till the middle of 2022, while since then, the Company fully executed the sales functions by its own team, which reduced the outsourced expenses significantly.

Profit for the year

We had a profit of $3.0 million in 2024 as compared to a profit of $3.0 million in 2023, representing an increase of 1%. Net margin was 6% for the year ended December 31, 2023, compared to 10% for the year ended December 31, 2023.

We had a profit of $3.0 million in 2023 as compared to a loss of $55.3 million in 2022, representing an increase of profit of $58.3 million. Net margin was 10% for the year ended December 31, 2023, compared to -92% for the year ended December 31, 2022.

Profit for the year increased 1% from 2023 to 2024 mainly due to the gross profit increased by $2.9 million and other losses decreased by $0.2 million, offset by the increased operating expenses of $2.3 million and income tax expense of $0.7 million.

Profit for the year increased from 2022 to 2023 mainly due to the following reasons: (1) no expenses for share-based compensations to employees, Directors and managements of $53.3 million; (2) No loss on discontinued operations of $18.1 million; (3) increasing gross profit of $4.0 million generated by higher gross margin business in 2023.

B. Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1,184,456. Our cash and cash equivalents consist of cash on hand and cash in the banks. As of December 31, 2024, the Company had a net working capital (defined as total current assets deducted by total current liabilities) of $2,833,778, accumulated deficit of $71,333,904, net profit of $3,073,807, and net cash inflows from operating activities of $7,708,626.

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

Given the above, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$7,708,626	$(4,519,037)	$(4,957,411)
Net cash provided by (used in) investing activities	(12,011,122)	2,625,599	(9,443,746)
Net cash provided by financing activities	5,140,029	1,873,479	2,220,098
Net increase (decrease) in cash and cash equivalents	837,533	(19,959)	(12,181,059)
Effects of exchange rate change in cash	(60,388)	(93,647)	(212,939)
Cash and cash equivalents at beginning of the period	407,311	520,916	12,914,914
Cash and cash equivalent at end of the period	$1,184,456	$407,310	$520,916

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

Net cash provided by operating activities in fiscal year 2024 was $7.7 million, compared with net cash used in operating activities of $4.5 million in the year ended December 31, 2023. The cash inflow in 2024 is mainly resulted from net profit of $3.1 million, depreciation and amortization of $3.0 million and other non-cash expenses or losses of $0.3 million, decrease of trade and other receivables of $1.4 million, and increase of tax payable of $0.7 million by netting off decrease of trade and other payables of $0.7 million.

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

Investing Activities

Net cash used in investing activities in fiscal year 2024 was $12.0 million, compared with $2.6 million net cash provided by investing activities in 2023. The net cash used in investing activities in 2024 mainly resulted from cash used to purchase intangible assets of $11.9 million, and cash used to purchase plant and equipment of $0.4 million, offset by cash proceeds on disposal of property and equipment of $0.2 million.

Net cash provided by investing activities in fiscal year 2023 was $2.6 million, compared with $9.4 million net cash used in investing activities in 2022. The net cash used in investing activities in 2023 mainly resulted from proceeds from long-term receivable of $3.0 million, by netting off cash decreased due to disposal of discontinued operations of $0.4 million.

Financing Activities

Net cash generated from financing activities in fiscal year 2024 was $5.2 million, compared with $1.8 million net cash generated in financing activities in 2023.

Net cash generated from financing activities in 2024 mainly represents the proceeds from bank loans of $1.7 million and proceeds from related parties of $3.5 million.

Net cash generated from financing activities in 2023 mainly represents the proceeds from bank loans of $1.1 million and proceeds from related parties of $0.7 million.

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Group Inc., incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”) and, since August 23, 2023, the Billion Place Limited (Hong Kong) Co., Limited (“Billion HK”), also a limited company incorporation in Hong Kong. Flower Crown HK wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which, in turns, owns other PRC operating entities., including newly-formed Jin Xuan (Shenzhen) International Trade Co., Ltd. (“JX Shenzhen”), as a wholly-owned subsidiary of JX Hainan and Hefei Aitong Cultural Tourism Development Co., Ltd. (“Hefei Aitong”), in which JX Hainan owns 51% ownership. In 2024, JX Hainan acquired 100% equity interest of Tianjin Baoliting Intelligence Technology Co., Ltd (“Baoliting”). Separately, Billion HK wholly owns other PRC operating entities, including newly-formed Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”), Hainan Si Quan Run Hang International Travel Agency Co., Ltd. (“Hainan Travel”), and Hefei Si Quan Run Hang International Travel Agency Co., Ltd. (“Hefei Travel”).

As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure Group Inc. and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any of PRC subsidiaries determine to distribute dividends, it need to transfer the dividends to JX Hainan, JX Shenzhen and Baofu Technology in accordance with the laws and regulations of the PRC, and then JX Hainan will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure Group Inc. to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

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

Loans, Other Commitments, Contingencies

As of December 31, 2024, the Company has two loans outstanding as below:

	Annual Interest	Maturity	December 31,
	Rate	date	2024
Industrial Bank	2.9%	December 30, 2025	$1,027,496
Industrial Bank	3.65%	May 21, 2025	$616,497
Total			$1,643,993

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

Holding Company Structure

JX Luxventure Group Inc. is our holding company which has no material operations of its own. We conduct all our operations through our operating subsidiaries in China. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Revenue from reselling of airline tickets

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

IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this Annual Report.

NAME	AGE	POSITION
Sun Lei	41	Chief Executive Officer, Co-chairwoman and Director
Huidan Li	43	Co-chairman and Director
Mu Ruifeng	61	Independent Director
Baojun Zhu	48	Independent Director
Jin Yan	55	Independent Director

Ms. Sun Lei. Ms. Sun, age 41, has been our Chief Executive Officer and a director of our board since December 21, 2020, and our Interim Financial Officer and Co-Chairwoman since November 7, 2022. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Huidan Li. Mr. Li, age 43, has been our Chairman and a director of our board since December 21, 2020, and now is a Co-chairman since November 7, 2022. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Baojun Zhu, age 48, was appointed as a member to our Board and a member of the Audit Committee on May 3, 2022. He has over 20 years of experience in the hospitality industry. He is currently the Chairman of Baoxuan Group Co., Ltd, Vice President of China Hospitality Association,Vice President of Chinese Cuisine Association. Mr. Zhu received award for Outstanding Meritorious Personage in Chinese hotel industry. Mr. Zhu acquired a range of expertise in business based upon his over 20 years in the business world. The Board determined that Mr. Zhu is an independent director within the meaning of the NASDAQ listing rules.

Mr. Mu Ruifeng. Mr. Mu, age 61, has been the independent director of our board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 55, has been the independent director of our board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Our Board currently consists of five (5) members. Each director will serve until the next annual meeting of shareholders of the Company or until removed by other actions, in accordance with the Company’s Bylaws.

Huidan Li and Sun Lei are spouses. No other family relationship exists between any of the persons named above.

B. Compensation

Following the SEC’s approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we adopted a clawback policy on November 30, 2023.

For the year ended December 31, 2024, we did not paid cash as compensation to our directors and executive officers as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

For the years ended December 31, 2024 and December 2023, we did not grant shares to our directors and officers, including our Chief Executive Officer.

For the year ended December 31, 2022, we granted 25,000 shares to our Chief Executive Officer, Interim Financial Officer, Co-chairwoman and director, pursuant to the employment agreement entered into and executed on June 22, 2021. The 2021 Employment Agreement provided, in pertinent terms, that if the Company reaches its annual revenue of US$50,000,000, as reported in the Company’s 2021 annual report on Form 20-F for the fiscal year end December 31, 2021, Sun Lei will receive 25,000 shares of the Company’s Common Stock as her stock compensation. The CEO Employment Agreement and the issuance of the Shares have been previously approved by the Board and by the written consent of a majority of stockholders of the voting power of the Company. The Shares bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

For the year ended December 31, 2022, we granted under our 2022 Equity Incentive Plan, as amended, an aggregate of 7,500 shares of our Common Stock to our executive officers and directors as compensation for their services. Each share had the value of $91.20.

The grants to the Company’s executive officers and directors were as follows:

●	Ruifeng Mu, Director, was granted 2,500 shares;

●	Jin Yan, Director, was granted 2,500 shares

●	Huidan Li, Co-chairman and director, was granted 2,500 shares

The total compensation to Directors and Executives as a group is as follows:

Directors and Executives	Shares issued	Total compensation (including cash)
Sun Lei	25,000	2,280,000
Huidan Li	2,500	228,000
Ruifeng Mu	2,500	228,000
Jin Yan	2,500	228,000

Equity Incentive Plans

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, for up to fifty thousand (50,000) shares of Common Stock as equity incentives to its directors, employees and consultants.

2022 Equity Incentive Plan

On January 11, 2022, we terminated the 2018 equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”) that provided for a maximum of 250,000 authorized for issuance. Between February 12, 2022, and October 25, 2022, the Company issued all of the 250,000 shares of Common Stock available for issuance under the 2022 Plan.

The New 2022 EIP, as amended.

On October 26, 2022, the Board terminated the 2022 Plan and adopted JX Luxventure Limited the New 2022 Equity Incentive Plan (the “New 2022 EIP”), which authorized 1,000,000 maximum shares of Common Stock for issuance. On May 7, 2025, the Company amended this plan by the Plan Amendment, to, among other things, (i) change the name of the plan from “JX Luxventure Limited New 2022 Equity Incentive Plan” to “JX Luxventure Group Inc. New 2022 Equity Incentive Plan”, to reflect the current name of the Company; (ii) increase the maximum number of shares authorized under the New 2022 EIP to 25,000,000 shares of Common Stock, and (ii) eliminate limitation on the maximum number of shares to be issued under the New 2022 EIP to any individual participant in any one fiscal year of the Company.

The following paragraphs summarize the terms of the New 2022 EIP, as amended (the “New 2022 EIP”).

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

Shares Available for Issuance Under the New 2022 EIP. Subject to adjustment as described below, (a) the maximum aggregate number of shares that may be issued under the New 2022 EIP is 25,000,000 shares of Common Stock, (b) to the extent consistent with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), Subject to the certain provisions of the New 2022 EIP, including but not limited to, the reorganizations, combinations, mergers,  to the extent consistent with Section 422 of the Code, up to an aggregate of 1,000,000 shares may be issued as ISOs under the New 2022 EIP; only employees of the Company or any parent or subsidiary shall be eligible for the grant of ISOs; for awards denominated in Shares and satisfied in cash. The number and class of shares available under the New 2022 EIP are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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

Termination of, or Amendments to, the New 2022 EIP. The Board may at any time amend, alter, suspend or terminate the New 2022 EIP, provided that the Company will obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable Laws. No amendment, alteration, suspension or termination of the New 2022 EIP will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of the New 2022 EIP will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

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

D. Employees

As of December 31, 2024, we employed 55 full-time employees. The following table sets forth the number of our full-time employees by function.

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

E. Share Ownership

The following table lists, as of May 15, 2025, the number of shares of Common stock beneficially owned by (i) each person, entity or group each of our directors; (ii) each of our Named Executive Officers and (iii) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o JX Luxventure, Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

The percentages below are calculated based on 4,040,952 shares of Common Stock issued and outstanding as of May 15, 2025.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(3)
Officers and Directors
Sun Lei	Chief Executive Officer, Interim Chief Financial Officer, Co-Chairwoman and Director	Common Stock	79,078	(1)(2)	3.74%
Huidan Li	Co-Chairman	Common Stock	7,500		*
Baojun Zhu	Director	Common Stock	0		0
Mu Ruifeng	Director	Common Stock	2,500		*
Jin Yan	Director	Common Stock	2,500		*
All current officers and directors as a group (5 persons named above)		Common Stock	91,578	(1)(2)	5.95	%(4)

*	Less than 1%

(1)	Includes 5,247 shares of Common Stock held by Happy Brilliance Limited, a Cayman Islands company in which Sun Lei, our Chief Executive Officer, interim Chief Financial Officer, Co-Chairwoman and Director, has the sole voting and dispositive power.

(2)	Does not include (i) 31,000 shares of Common Stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock; (ii) 18,750 shares of Common Stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; and (iii) 26,000 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock. All shares of preferred stock beneficially owned by Ms. Lei vote together with common stock on an as-converted basis.

(3)	The percentage is calculated based upon Ms. Lei’s sole voting and dispositive power over 154,828 shares of Common stock, including 75,750 shares of Common stock issuable upon conversion of shares of Series A, C and D Preferred Stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

On May 22, 2022, the Board granted 25,000 shares of Common Stock to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “2021 Employment Agreement”). The Shares bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

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

On August 23, 2024, the Company issued to Huidan Li, the Co-Chairman of the board of directors, the 2024 Original Note, in the principal amount of $3,000,000 in consideration of the continuous advances of funds to the Company by the Co-Chairman for a period of over two (2) years. On August 26, 2024, Mr. Li sold, transferred, and assigned the 2024 Original Note and, collectively, all of his rights, title and interest in, to and under the 2024 Original Note to eight Assignees, pursuant to the Assignment Agreement among the Company, Mr. Li as Assignor and the Assignees, and the Company issued to the Assignees promissory notes on the terms of the 2024 Original Note. Pursuant to the 2024 Exchange Agreement among the Company and the Assignees, on September 26, 2024, the Assignees canceled the total outstanding principal amount due under the promissory notes issued by the Company to the Assignees in exchange for the issuance of an aggregate of 1,000,000 shares (each Holder was issued 125,000 shares) of Series E Convertible Preferred Stock.

On February 17, 2025, the Company issued a new promissory note (the “2025 Original Note”) to Mr. Li in the principal amount of $3,500,000, in consideration of funds advanced by Mr. Li to the Company. On April 21, 2025, Mr. Li transferred and assigned to six (6) investors (the “Assignees”) an aggregate of $1,380,000, representing a portion of the principal amount under the 2025 Original Note (the “Total Assigned Debt”), with each Assignee to be assigned a portion of the Total Assigned Debt equal to $230,000 (the “Assignment”), in consideration of the purchase price of $230,000 from each Assignee. Upon Mr. Li’s assignment of the Total Assigned Debt to Assignees, the Company issued to Mr. Li a new promissory note in principal amount of $2,120,000, representing the total remaining outstanding amount due to Mr. Li under the 2025 Original Note, on the terms of the 2025 Original Note. The Company also issued promissory notes to each Assignee in the principal amount of $230,000 (the “Investor Note”), recognizing each Assignee as the legal holder of the Assignment and the noteholder of the Investor Note. The terms of the Investor Note are the same as the terms of the 2025 Original Note issued by the Company to Mr. Li.

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

PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China” for more information. We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Stock is listed on the Nasdaq Capital Market since October 10, 2022. Between January November 3, 2014 and October 7, 2021, our Common Stock was traded on the Nasdaq Capital Market under the symbol “KBSF, between October 8, 2021 and October 9, 2022, our Common Stock was traded on the Nasdaq Capital Market under the symbol “LLL. between October 10, 2022 and December 19, 2024, it was traded under the symbol “JXJT.” Since December 20, 2024, our Common Stock is trading on the Nasdaq Capital Market under the symbol “JXG.”

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

On December 20, 2024, the Board and the holders of a majority of the Company’s voting power, approved, by written consent in lieu of a meeting (a) a reverse stock split of the Company’s outstanding Common Stock at the 1-for-4 ratio and the name of the Company from “JX Luxventure Limited” to “JX Luxventure Group Inc.” On December 27, 2024, the Company filed another Amendment to the Restated Articles with the Registrar of Corporations in the Marshall Islands, implementing the reverse stock split and the new name of the Company. On January 8, 2025, the Company’s common stock began trading on the Nasdaq Capital Market under the new name and on a post-split basis.

Approximate Number of Holders of Our Securities

On May 15, 2025, there were approximately 360 holders of record of our Common Stock and 1 holder of record of our Preferred Stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our Restated Articles of Incorporation, as amended, authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred stock. As of date of this Annual Report, 4,040,952 shares of Common Stock are issued and outstanding and 1,470,000 of Preferred Stock are issued and outstanding, consisting of 1,240,000 shares of Series A Preferred; 150,000 shares of Series C Preferred, 80,000 shares of Series D Preferred. All of the shares of Series E Preferred Stock were converted into shares of Common Stock, and there are no outstanding shares of Series E Preferred Stock.

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

Designations of our Preferred Stock.

Series A Convertible Preferred Stock

On April 8, 2021, our Board of Directors, acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of preferred stock, par value $0.0001 per share (“Preferred Stock”), designated as “Series A Convertible Preferred Stock” and adopted the Certificate of Designations of the Series A Convertible Preferred Stock (the “Certificate of Designations of Series A”) which authorized for issuance 1,500,000 shares of Series A Convertible Preferred Stock and had the stated initial stated value of US$1.00 per share (the “Series A Preferred”). On April 8, 2021, the Company offered and sold 1,500,000 shares of the Series A Preferred to a single investor for total subscription proceeds of $1,500,000. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series A”) was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series A Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series A Preferred with the Registrar of Corporations, to correct an administrative oversight. On April 25, 2022, the Company filed the Certificate of Designations of Series A Preferred with the Registrar of Corporations under the Company’s former name, KBS Fashion Group Limited, and on April 27, 2022, the Company filed with the Registrar of Corporations the First Amended and Restated Certificate of Designations of Series A, reflecting the Company’s name “JX Luxventure Limited” and restating all provisions set forth in the Certificate of Designations of Series A Preferred. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 1,500,000 shares of Series A economically, as if such holder (the “Holder”) has been the holder of 1,500,000 shares of Series A since April 8, 2021, the date of the purported issuance of Series A Preferred, rather than the date of the filing of the Certificate of Series A Preferred and the First Amended and Restated Certificate of Series A Preferred with the Registrar of Corporations. On May 10, 2022, the Company filed with the Registrar of Corporations the Second Amended and Restated Certificate of Designation of Series A Preferred. As set forth in the Second Amended and Restated Certificate of Series A Preferred, it features a stated value of $1.00 and is convertible to shares of our Common Stock at any time from the date of issue. Conversions are limited, however, such that no conversion may made to the extent that the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of our then issued and outstanding shares of Common Stock. Series A Convertible Preferred Stock votes together with holders of shares of Common Stock on an as-if-converted basis, has no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series A Preferred are subject to a two-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series A Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D. On May 10, 2022, the Holder converted 260,000 shares of Series A Preferred into 26,000 shares of Common Stock. On the date of this Annual Report, there are 1,240,000 shares of Series A Preferred issued and outstanding.

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

Series E Convertible Preferred Stock

On August 26, 2024, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA, and holders of majority of the voting power of the Company duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series E Convertible Preferred Stock” and adopted the Certificate of Designation of Series E Convertible Preferred Stock (the “Certificate of Designation of Series E Stock”) which authorized for issuance 1,000,000 shares of Series E Convertible Preferred Stock and had the stated initial stated value of US$3.00 per share (the “Series E Preferred”). On September 23, 2024, the Certificate of Designation of Series E Stock was filed with the Registrar of the Corporation. On September 26, 2024, the Company issued all shares of Series E Stock (125,000 shares of Series E Stock were issued to each shareholder) in exchange for cancellation of the Company’s indebtedness to each holder under the promissory note in the principal amount of $375,000.

The Certificate of Designation of Series E Stock features a stated value of $3.00 per share, the conversion rate of 1 for 2.5 (reflecting the 1-for-4 post reverse split ratio), no additional consideration by the Holder for the conversion of Series E Shares into the shares of the Company’s common stock and provided the schedule of conversion, such as, (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. Pursuant to the Certificate of Designation of Series E Stock, on April 3, 2025, the Company required holders to convert all Series E Shares that remained outstanding on or after March 14, 2025 into shares of common stock. As a result, as of the date of this Annual Report, all of 1,000,000 Series E Shares were converted into 2,500,000 shares of Common Stock, and the Company does not have any outstanding shares of Series E Preferred Stock.

Series F Shares feature a stated value of $20.00 per share and are convertible to shares of the Company’s Common Stock at the conversion rate of 1 for 100, such as each Series F Share to be converted into 100 shares of the Company’s Common Stock without payment or any additional consideration by the holder thereof. Such conversion is subject to the following schedule: (i) up to 2,000 of the Series F Shares issued to each holder may be converted by such holder at any time from the date of the issuance; (ii) up to additional 2,500 of the Series F Shares may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 3,000 of Series F Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance; and (iv) the remaining 4,000 of the Series F Shares may be converted by such holder after nine (9) months from the date of the issuance. If any Series F Shares remain outstanding on or after one (1) year from the date of the issuance, the Company will have the right, but not the obligations, to require the holders of such Series F Shares to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of Series F Shares by 100.

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

We initially adopted an equity incentive plan in 2018 under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, we terminated the 2018 equity incentive plan and adopted the new equity incentive plan (the “2022 Plan”). On October 26, 2022, we terminated the 2022 Plan and adopted the New 2022 EIP with 1,000,000 maximum authorized shares of Common Stock for issuance. On May 7, 2025, the Company amended the New 2022 EIP, pursuant to which, among other things, the number of maximum authorized shares of Common Stock available for issuance increased to 25,000,000 shares of Common Stock. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China.”

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2024.

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

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in IFRS and SEC reporting requirements.

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

Management assessed our internal control over financial reporting as of December 31, 2024.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of December 31, 2024 was ineffective.  We have taken, and are taking, certain actions to remediate the material weakness related to our lack of IFRS and SEC reporting experience. We engaged a consultant with IFRS knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with IFRS.

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

ITEM 16B. CODE OF ETHICS

On October 25, 2014, our Audit Committee adopted a Code of Ethics that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 11.1 to the annual report on Form 20-F filed on October 27, 2015. Copies of our Code of Ethics are available in print, free of charge, upon request to JX Luxventure Group Inc., Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China. During the fiscal year ended December 31, 2024, there were no waivers of our Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2023	2024
Audit Fees*	$210,000	$210,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and plan to integrate these processes into our overall risk management systems and processes.

We also implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers, including conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through assessment process. vulnerabilities.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.

To address the increasing risks of cyber-attacks, we implemented a robust and scalable cybersecurity strategy to protect our infrastructure, customer data, and reputation, while leveraging third-party cloud services. We utilize advanced security features provided by our cloud partners, including encryption, intrusion detection, and continuous monitoring, to safeguard sensitive information and prevent unauthorized access. Our cybersecurity team enforces strict access controls, such as multi-factor authentication (MFA) and role-based permissions, while conducting regular vulnerability scans, penetration testing, and audits to identify and remediate potential weaknesses. Comprehensive employee training programs promote awareness of phishing and other threats, reducing human error risks. We maintain a well-defined incident response plan to swiftly contain, investigate, and resolve any security incidents, ensuring minimal disruption to our platform and services. By aligning with our cloud providers’ compliance standards we meet regulatory requirements and protect customer trust.

We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents in the shipping industry of which we are aware.

We have implemented risk-based processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes include access controls to organizational systems, data encryption, and cybersecurity training and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

As we do not have a dedicated board committee solely focused on cybersecurity, our board of directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and in the event of an incident our board of directors will make the final materiality determinations and disclosure and other compliance decisions. Our external IT provider maintains a dedicated cybersecurity auditing team that independently tests our cybersecurity controls.

Overall, our approach to cybersecurity risk management includes the following key elements:

●	Open-Source Software Approval Process: All OSS intended for use in our products or platform must be reviewed and approved by a designated compliance team. This process includes evaluating the OSS license to ensure compatibility with our business model and existing obligations, documenting the software’s purpose, and verifying that it does not impose restrictive requirements, such as mandatory source code disclosure.

●	License Compliance Tracking: We maintain a centralized inventory of all OSS components used in our systems, including their versions, licenses, and associated obligations. Developers are required to log each OSS component in a software bill of materials (SBOM) and ensure that license terms, such as attribution notices or copyleft provisions, are adhered to in our codebase and distributions.

●	Code Review and Scanning Policy: All code, including OSS, must undergo automated scanning using tools to detect unlicensed or non-compliant OSS components before integration. Regular code reviews ensure that OSS is used in accordance with its license terms and that any modifications or derivative works comply with applicable requirements.

●	Developer Training and Guidelines: Employees and contractors receive mandatory training on OSS licensing and compliance. Clear guidelines prohibit the use of high-risk licenses without explicit approval and outline procedures for incorporating OSS, such as including proper license notices in our products and ensuring no proprietary code is inadvertently mixed with copyleft-licensed OSS.

●	Third-Party Contribution Policy: Developers are prohibited from contributing to external OSS projects on behalf of the company without prior approval. Any contributions must align with our licensing policies, and we ensure that contributions do not inadvertently incorporate our proprietary code into OSS projects under incompatible licenses.

These policies help ensure that our use of open-source software is compliant, minimizing legal and operational risks while maintaining the integrity of our platform and products.

Our business strategy, operating results and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to the Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021 (incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 7, 2021)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2023 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 25, 2023)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on December 27, 2024 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 6, 2025)
1.8	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.3	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.4	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.5	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.6	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.7	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.8	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.9	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.10	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.11	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the registrant on September 27, 2024)
2.12*	Description of Securities
4.1	Negotiable Promissory Note, dated August 23, 2024, issued by the registrant to Huidan Li, the Co-Chairman of the board of directors (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on August 28, 2024)
4.2	Form of Negotiable Promissory Note dated August 26, 2024, issued by the registrant to noteholders (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on August 28, 2024).
4.3	Negotiable Promissory Note dated April 21, 2025, issued by the registrant to Huidan Li, the Co-Chairman of the board of directors (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 24, 2025)
4.4	Form of Negotiable Promissory Note dated April 21, 2025, issued by the registrant to noteholders (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed by the registrant on April 24, 2025)

4.5	Purchase Note related to the Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.6	Pledge and Security Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.3 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.7	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.8	The New 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 1, 2022)
4.9	Amendment # 1 to the New 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on May 8, 2025)
4.10	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
8.1*	List of the registrant’s subsidiaries
10.1	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
10.2	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.3	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.4	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.5	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.6	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
10.7	English Translation of Group Airline Ticket Framework Agreement by and between Beijing Heyang International Travel Service Co., Ltd., a registrant’s subsidiary, and Tianjin China Travel International Travel Service Co., Ltd. dated May 21, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished May 24, 2022)
10.8	English Translation of Framework Agreement on Strategic Cooperation by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Hainan Douxing Cultural Media Co., Ltd. dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished June 22, 2022)
10.9	English Translation of the Cooperation Agreement by and between Jin Xuan (Hainan) Holding Co., Ltd., a subsidiary of the Company, and Kaiwo International Trading Co. Ltd. dated July 26, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished July 26, 2022
10.10	English Translation of Strategic Cooperation Agreement by and between Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a subsidiary of the registrant and with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. dated October 3, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished October 3, 2022)
10.11	English Translation of the Employment Agreement between the registrant and Sun Lei, Chief Executive Officer, dated July 12, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on July 13, 2022)
10.12	Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)

10.13	English Translation of Technology Development and Promotion Commission Contract by and between Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished on July 19, 2023)
10.14	English Translation of the Share Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)
10.15	English Translation of the Supplemental Agreement to the Equity Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd., a subsidiary or the registrant and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)
10.16	Note Transfer and Assignment Agreement among the registrant, Assignor and the Assignees, dated August 26, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, dated August 29, 2024)
10.17	Debt Exchange Agreement among the registrant and the noteholders, dated August 26, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K dated August 29, 2024).
10.18	Note Transfer and Assignment Agreement among the registrant, Assignor and the Assignees, dated April 21, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, dated April 24, 2025)
10.19	Debt Exchange Agreement among the registrant and the noteholders, dated August 22, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K dated April 24, 2025).
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
11.2*	Insider Trading Policy
12.1/12.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1/13.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

Date: May 15, 2025	JX Luxventure Group Inc.

/s/ Sun Lei
Sun Lei Chief Executive Officer (Principal Executive Officer)

JX Luxventure Group Inc.

Consolidated Financial Statements

For the years ended December 31, 2024, 2023, 2022

(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of JX Luxventure Group Inc. (Formerly known as JX Luxventure Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of JX Luxventure Group Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income/(loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Initial recognition of intangible assets - Software

Critical Audit Matter Description

As discussed in Note 21 to the consolidated financial statements, the Company completed the acquisition of software intangible assets as part of a group of assets acquisition during the year ended December 31, 2024. As of December 31, 2024, the carrying amount of the software intangible assets was approximately US$6,016,762.

The total acquisition consideration of US$7,000,000 was allocated to the identifiable assets acquired based on their relative fair values at the acquisition date, in accordance with IFRS 3 paragraph 2(b). The software intangible assets were subsequently accounted for in accordance with IAS 38.

We identified the initial recognition and allocation of the software as a critical audit matter due to the significant judgment required in determining whether the acquisition constituted a business, applying the concentration test, and allocating the purchase consideration based on relative fair values.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

These audit procedures included:

●	Obtained and reviewed relevant acquisition agreements and supporting documentation.

●	Assessed the definition and criteria for meeting the scope and definition of an asset acquisition, and the applicable measurement to be adopted, by conducting the concentration test under IFRS 3 ParagraphB7B

●	Evaluated the reasonableness of the allocation basis of the purchase consideration to the identifiable assets and liabilities based on their relative fair values.

/s/ Onestop Assurance PAC

Singapore

May 15, 2025

PCAOB ID number: 6732

We have served as the Company’s auditor since 2022.

JX Luxventure Group Inc.

Consolidated Statements of Operations and Comprehensive Income/(Loss)

For the years ended December 31, 2024, 2023, 2022

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2024	2023	2022
Revenue	8	49,840,288	31,840,588	79,874,727
Cost of sales	9	(41,487,972)	(26,384,219)	(78,410,244)
Gross profit		8,352,316	5,456,369	1,464,483

Other income	10	69,113	71,408	16,636
Other losses, net	11	(107,384)	(342,954)	(98,650)
Distribution and selling expenses	12	(2,651,904)	(58,981)	(721,388)
Administrative expenses	13	(1,830,214)	(2,076,876)	(56,043,741)
Profit /(loss) from operations		3,831,927	3,048,966	(55,382,660)

Finance costs	14	(13,895)	(5,187)	-

Profit /(loss) before tax		3,818,032	3,043,779	(55,382,660)

Income tax expense	15	(744,225)	-	(621)
Profit/(loss) before discontinued operations	16	3,073,807	3,043,779	(55,383,281)
Discontinued operations:
Discontinued operations loss	17	-	-	(8,915,414)
Loss on disposal of discontinued operations	17	-	-	(9,193,736)
Profit/(loss) for the year		3,073,807	3,043,779	(73,492,431)
Non-controlling interest		(27)	-	-
Profit/(loss) attributed to shareholders		3,073,834	3,043,779	(73,492,431)
Other comprehensive loss
- currency translation differences		(472,993)	(214,977)	(402,573)
Total comprehensive income/(loss) for the year		2,600,841	2,828,802	(73,895,004)

Profit/(loss) per share of common stock attributable to the Company
- Basic *	19	1.81	2.01	(174.82)
- Diluted *	19	0.86	1.91	(174.82)
Weighted average shares outstanding:
- Basic *	19	1,699,165	1,515,809	420,387
- Diluted *	19	3,568,665	1,591,559	420,387

*	The Company effected a 1:4 reverse stock split on January 8, 2025, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Financial Position

As at December 31, 2024, and 2023

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2024	2023
Non-current assets
Property, plant and equipment	20	2,128,316	2,425,537
Intangible assets	21	15,933,010	-
Right of use assets	31	11,868	-
		18,073,194	2,425,537
Current assets
Trade receivables	22	102	402,820
Other receivables and prepayments	22	10,429,962	18,682,733
Cash and cash equivalents	23	1,184,456	407,311
Total current assets		11,614,520	19,492,864
Total assets		29,687,714	21,918,401

Current liabilities
Short-term loan	24	1,643,993	-
Trade and other payables	25	2,612,191	2,235,988
Income tax payable		733,666	-
Due to related parties	26	3,783,415	3,330,518
Advance from customer		-	1,197,200
Lease liabilities – current portion	30	7,477	-
Total current liabilities		8,780,742	6,763,706

Non-current liabilities
Lease liabilities – non-current portion	30	4,463	-
Total non-current liabilities		4,463	-
Total liabilities		8,785,205	6,763,706

Equity
Share capital	27	899	606
Series A equity interest with preferential rights	27	1,240,000	1,240,000
Series C equity interest with preferential rights	27	1,500,000	1,500,000
Series D equity interest with preferential rights	27	3,120,000	3,120,000
Series E equity interest with preferential rights	27	2,152,500	-
Share premium	27	78,959,218	77,965,011
Other reserve	28	6,269,108	6,269,108
Accumulated deficit	28	(71,333,904)	(74,407,738)
Foreign currency translation reserve	28	(1,005,285)	(532,292)
Shareholders’ equity		20,902,536	15,154,695
Non-controlling interests		(27)	-
Total equity		20,902,509	15,154,695
Total liabilities and equity		29,687,714	21,918,401

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023, 2022

(Stated in U.S. Dollars)

	Share capital	Preferred A equity interest	Preferred C equity interest	Preferred D equity interest	Preferred E equity interest	Share premium	Other reserve	Accumulated deficit	Foreign currency translation reserve	Total Shareholders’ equity	Non- controlling Interest	Total equity
	Note 28	Note 28	Note 28	Note 28	Note 28	Note 28	Note 29	Note 29	Note 29
Balance at December 31, 2021	$590	$1,240,000	$1,500,000	$3,120,000	$-	$24,719,794	$6,269,108	$(3,959,086)	$(2,018,065)	$30,872,341	$-	$30,872,341
Shares issued for stock based compensation	5,473	-	-	-	-	53,239,760	-	-	-	53,245,233	-	53,245,233
Disposal of subsidiaries	-	-	-	-	-	-	-	-	2,103,322	2,103,322	-	2,103,322
Loss for the year	-	-	-	-	-	-	-	(73,492,431)		(73,492,431)	-	(73,492,431)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(402,573)	(402,573)	-	(402,573)
					-						-
Balance at December 31, 2022	$6,063	$1,240,000	$1,500,000	$3,120,000	$-	$77,959,554	$6,269,108	$(77,451,517)	$(317,316)	$12,325,892	$-	$12,325,892
Reverse stock split	(5,457)	-	-	-	-	5,457	-	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	-	3,043,779		3,043,779	-	3,043,779
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(214,976)	(214,976)	-	(214,976)
Balance at December 31, 2023	$606	$1,240,000	$1,500,000	$3,120,000	$-	$77,965,011	$6,269,108	$(74,407,738)	$(532,292)	$15,154,695	$-	$15,154,695
Preferred E shares issued	-	-	-	-	3,000,000	-	-	-	-	3,000,000	-	3,000,000
Shares issued for compensation	10	-	-	-		146,990	-	-	-	147,000	-	147,000
Conversion of preferred E shares	283	-	-	-	(847,500)	847,217	-	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	-	3,073,834	-	3,073,834	(27)	3,073,807
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(472,993)	(472,993)	-	(472,993)
Balance at December 31, 2024	$899	$1,240,000	$1,500,000	$3,120,000	$2,152,500	$78,959,218	$6,269,108	$(71,333,904)	$(1,005,285)	$20,902,536	$(27)	$20,902,509

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023, 2022

(Stated in U.S. Dollars)

	Year ended December 31,
	2024	2023	2022
OPERATING ACTIVITIES
Profit/(loss) for the year	3,073,807	3,043,779	(73,492,431)
Adjustments for:
Share-based compensation	147,000	-	53,245,233
Finance cost	13,895	5,187	-
Interest income	(557)	(595)	(22)
Depreciation of property, plant and equipment	285,019	286,334	729,393
Amortization of intangible assets	2,734,258	-	7,477
Amortization of right of use assets	3,109	-	-
Amortization of prepayments and premiums paid under operating leases	-	-	66,748
Provision of inventory obsolescence	-	-	204,392
Bad debt provision of trade receivables	-	-	4,991,808
Loss on disposal of property, plant and equipment	106,686	-	402
Loss on disposal of subsidiary	-	342,953	9,193,736
Operating cash flows before movements in working capital	6,363,217	3,677,658	(5,053,264)

Decrease /(increase) in trade and other receivables	1,357,705	(9,924,198)	(545,788)
Decrease in inventories	-	433,870	438,849
Prepayments and premiums paid under operating leases	-	-	(3,267)
Increase in trade and other payables	(749,975)	1,248,305	262,510
Increase/ (decrease) in tax payables	737,679	45,328	(56,451)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	7,708,626	(4,519,037)	(4,957,411)

INVESTING ACTIVITIES
Interest received	557	595	21
Proceeds from long-term receivable	-	3,000,000	-
Cash decrease due to disposal of a subsidiary	-	(374,556)	(9,442,759)
Proceeds on disposal of property, plant and equipment	239,291	-	-
Purchase of property, plant and equipment	(396,710)	(440)	(1,008)
Purchase of intangible assets	(11,854,260)	-	-
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	(12,011,122)	2,625,599	(9,443,746)

FINANCING ACTIVITIES
Proceeds on bank loans	1,667,657	1,129,797	-
Repayment of borrowings	-	-	-
Interest paid	(13,895)	(5,187)	-
Advance from related party	3,489,305	748,869	2,220,098
Repayment of lease liabilities	(3,038)	-	-
NET CASH FROM FINANCING ACTIVITIES	5,140,029	1,873,479	2,220,098

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	837,533	(19,959)	(12,181,059)
Effects of currency translation	(60,388)	(93,646)	(212,939)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	407,311	520,916	12,914,914
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,184,456	407,311	520,916

Cash flows of discontinued operation are presented in Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

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

On August 1, 2014, the share exchange was completed. The acquisition was accounted for as a reverse merger and recapitalization where the Company, the legal acquirer is the accounting acquiree, and KBS, the legal acquiree, was the accounting acquirer. KBS changed its name to JX Luxventure Limited. On December 27, 2024, the name was changed to JX Luxventure Group Inc.

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

Flower Crown Holding (“Flower Crown”) is a company incorporated on August 7, 2020 in the Cayman Islands. It has 50,000 shares issued and outstanding with a par value of $1. It is wholly owned by JX Luxventure Group Inc.

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

Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Digital”) was incorporated in the PRC on August 4, 2016. It is 100% owned by JX Hainan. It has a registered capital of RMB20,000,000 and present shareholder shall pay up the registered capital prior to August 4, 2046. It operates Luxventure social platform and on-line activities.

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

Hefei Si Quan Run Hang International travel agency Co., Ltd. (“Hefei Travel”) was incorporated in the PRC on May 31, 2024, as a wholly-owned subsidiary of Baofu Technology. It will be engaged in Airline Tickets and Tourism Services business segment.

Tianjin Baoliting Intelligence Technology Co., Ltd (“Baoliting”) was incorporated in the PRC on August 11, 2023 and acquired on April 15, 2024, as a wholly-owned subsidiary of JX Digital. It will be engaged in software development and technology support services.

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

The Group structure as at the reporting date is as follows:

3.	Interpretations and amendments to published standards effective in 2024

On January 1, 2024, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee IFRS IC that are mandatory for application for the fiscal year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

The Group conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2022	USD 1.00= RMB 6.8987	USD 1.00=RMB 6.7347
December 31, 2023	USD 1.00= RMB 7.0999	USD 1.00=RMB 7.0809
December 31, 2024	USD 1.00= RMB 7.2993	USD 1.00=RMB 7.1957

Translation from HKD to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2022	USD 1.00= HKD 7.7970	USD 1.00=HKD 7.8305
December 31, 2023	USD 1.00= HKD 7.8109	USD 1.00=HKD 7.8292
December 31, 2024	USD 1.00= HKD 7.7677	USD 1.00=HKD 7.8030

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

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

Revenue from the sale of packaged group tour service

Performance obligation is satisfied when the tour service is completed, generally when the tour group successfully returned from the tour destination to the place of origination. The Company presents revenues from such transactions on a gross basis in the consolidated statements of comprehensive income/(loss), as the Company acts as a principal to provide a package of tourism services and take a full obligation to provide such services even if the suppliers are not able to deliver service.

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

Government grants are recognised as a receivable when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the fair value is recognised as deferred income on the statement of financial position and is recognised as income in equal amounts over the expected useful life of the related asset.

When loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as additional government grant.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences.

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

IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

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

Intangible assets, net

Intangible assets are recognized and measured at cost or at fair value if acquired through a business combination. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

Category	Estimated useful lives
Software	5 years
Trademark use rights	1-5 years

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

The Group considers a financial asset in default when contractual payments are 1 year past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Allowance for expected credit losses on other receivables

The Company assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Company measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

Depreciation of property, plant and equipment

As described in Note 4, the Group reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period. The cost of property, plant and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment to be within 5 to 30 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Amortization of intangible assets

The Group estimated useful lives of intangible assets with finite useful lives are amortized on a systematic basis over their estimated useful lives. The amortization method should reflect the pattern in which the asset’s economic benefits are consumed, which is at 1 to 5 years and also taken into the consideration of the competition of the industry, there is no residual value as there is no commitment from a third party to purchase the intangible asset at the end of its useful life or an active market for the intangible asset.

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

	Tourism products			Technology			Cross- board merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Sales to external customers	22,048,052	21,561,671	79,092,342	1,530,812	2,719,463	782,302	26,261,424	7,559,454	83	49,840,288	31,840,588	79,874,727
Segment revenue	22,048,052	21,561,671	79,092,342	1,530,812	2,719,463	782,302	26,261,424	7,559,454	83	49,840,288	31,840,588	79,874,727
Segment gross margins	730,173	1,981,107	704,391	589,968	2,714,434	760,028	7,032,175	760,828	64	8,352,316	5,456,369	1,464,483
Reconciling items	-	-	-	-	-	-	-	-	-	(4,534,285)	(2,412,591)	(56,847,143)
Profit/(loss) before tax	-	-	-	-	-	-	-	-	-	3,818,032	3,043,779	(55,382,660)
Income tax income/(expense)	-	-	-	-	-	-	-	-	-	(744,225)	-	(621)
Profit/(loss) for the continuing business	-	-	-	-	-	-	-	-	-	3,073,807	3,043,779	(55,383,281)
Discontinued operation	-	-	-	-	-	-	-	-	-	-	-	(18,109,150)
Profit/(loss) for the year	-	-	-	-	-	-	-	-	-	3,073,807	3,043,779	(73,492,431)

	As of December 31, 2024
	Technology	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	1,241,312	234,983	9,859,897	278,328	11,614,520
Non-current assets	8,116,020	-	9,945,306	11,868	18,073,194
Total assets	9,357,332	234,983	19,805,203	290,196	29,687,714

Current liabilities	3,424,897	489,910	3,227,949	1,637,986	8,780,742
Non-current liabilities	-	-	-	4,463	4,463
Total liabilities	3,424,897	489,910	3,227,949	1,642,449	8,785,205

	As of December 31, 2023
	Technology	Tourism products	cross-board merchandise	Unallocated	Consolidated
Current assets	69,156	-	11,751,893	7,671,816	19,492,864
Non-current assets	2,425,537	-	-	-	2,425,537
Total assets	2,494,693	-	11,751,893	7,671,816	21,918,401

Current liabilities	2,516,796	-	1,590,045	2,656,865	6,763,706
Total liabilities	2,516,796	-	1,590,045	2,656,865	6,763,706

Geographical information

The Group’s operations are located in the PRC and all of the Group’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Year ended December 31,
	2024	2023	2022
Customer A	21,003,414	23,621,588	74,340,429
Customer B	12,253,108	*	-
Customer C	6,011,902	*	-
Customer D	5,071,066	*	*
Total revenue	49,840,288	31,840,588	79,874,727

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2024	2023	2022
Supplier A	*	4,722,466	10,562,686
Supplier B	*	3,064,076	15,496,731
Supplier C	*	2,964,493	*
Supplier D	*	3,005,258	*
Supplier E	17,194,330	10,474,295	*
Total purchase	40,546,552	25,943,353	78,902,955

*	The purchase from this supplier is not over 10% of total purchase of the Company.

8.	REVENUE

	Year ended December 31,
	2024	2023	2022
Travel service	22,048,052	21,561,670	79,092,342
Technology	1,530,812	2,719,463	782,302
Cross-board products	26,261,424	7,559,455	83
Total	49,840,288	31,840,588	79,874,727

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

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2024	2023	2022
Changes in inventories of finished goods	-	433,870	(494,357)
Purchases of finished goods	19,229,038	6,395,036	201,734
Outsourced service cost	21,310,128	19,294,795	77,736,052
Amortization of software	938,979	-	-
Additional air-ticket return cost **	7,387	253,522	965,169
Taxes and surcharges *	2,440	6,996	1,646
	41,487,972	26,384,219	78,410,244

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

**	Additional air-ticket return cost is the net loss of the return payments paid to customers offset by the return proceeds received from airline companies. The following table shows the gross amount of the return payment and proceeds;

	Year ended December 31,
	2024	2023	2022
Return paid to customers	2,002,413	2,196,070	23,003,679
Return received from airline companies	(1,995,026)	(1,942,548)	(22,038,510)
Additional air-ticket return cost	7,387	253,522	965,169

10.	OTHER INCOME

	Year ended December 31,
	2024	2023	2022
Government grant	68,529	70,612	1,592
Interest income on bank deposits	557	595	21
Other	27	201	15,023
	69,113	71,408	16,636

11.	OTHER LOSSES

	Year ended December 31,
	2024	2023	2022
Bad debt provision of trade receivables	-	-	(53,991)
Impairment of long-lived assets	-	-	(39,778)
Loss on disposal of subsidiaries*	-	(342,953)	-
Loss on disposal of plant and equipment	(106,686)	-	-
Others	(698)	(1)	(4,881)
	(107,384)	(342,954)	(98,650)

*	Details of sale of the subsidiary:

Fair value of the consideration	1
Net asset of the disposed asset	(344,243)
Loss on sale before foreign currency translation effect	(344,242)
Foreign currency translation effect	1,289
Loss on disposal of a subsidiary	(342,953)

Carrying amount of the investment cost of the disposed subsidiary:
Cash	374,556
Trade receivables	3,292
Other current assets	1,413,838
Total assets	1,791,686

Short-term loan	(1,126,776)
Other current liabilities	(320,667)
Total liabilities	(1,447,443)

Net assets	344,243

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2024	2023	2022
Outsourced service fee	855,518	58,942	403,458
Amortization of trademark use rights	1,795,279	-	-
Others	1,107	39	317,930
	2,651,904	58,981	721,388

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2024	2023	2022
Labor	302,365	146,138	53,550,086
Audit fee	253,915	298,516	247,782
Professional and other service fee	277,488	480,646	969,072
Depreciation and amortization charges	288,128	286,334	299,547
Decoration	-	3,686	133,502
Rental	13,899	81,304	4,661
Travelling and entertainment	124,689	74,861	89,272
Others	569,730	705,391	749,819
	1,830,214	2,076,876	56,043,741

14.	FINANCE COSTS

	Year ended December 31,
	2024	2023	2022
Interest expenses on bank borrowings	13,729	5,187	-
Interest expenses on lease liabilities	166	-	-
Total finance costs	13,895	5,187	-

15.	INCOME TAX EXPENSE

	Year ended December 31,
	2024	2023	2022
PRC enterprises income tax:
Current tax	744,225	-	621
	744,225	-	621

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

Flower Crown (China) Holding Group Co., Ltd. was incorporated in Hong Kong, and, under the current laws of Hong Kong, is subject to income taxes of 16.5%.  Currently, Flower Crown (China) Holding Group Co., Ltd. is in accumulated loss, no income tax expense or deferred tax assets was considered.

The tax charge for the Company can be divided into non-PRC entities and PRC entities. As for the non-PRC entities, all the entities are expense center and not subject to any tax and also no deferred tax assets are considered. The accumulated loss for the non-PRC as of December 31, 2024 is $73,017,943.

The following table reconciles the income tax calculated at statutory rate of China of 25% to the Company’s effective income tax for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Profit before income tax (continuing business)	3,818,032	3,043,779	(55,382,660)
Tax calculated at a tax rate of 25%	954,508	760,945	(13,845,665)
Effect of preferential tax rate	(416,084)	6,614	13,471,587
Permanent difference for non-deductible expense	253,296	-	1,035
Permanent difference for non-tax or favorable tax items	(27,069)	-	-
Deferred tax not provided for	125,289	6,260	384,958
Operating loss deducted in current year	(145,715)	(773,819)	(11,294)
Income tax expense	744,225	-	621

PRC entities are operating entities and may be subject to income tax and deferred tax are considered. In 2022, menswear business was disposed and the temporary difference was reversed accordingly. For prudence purpose, the Company did not consider the deferred tax assets for tax loss carried forward. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2024		2023		2022
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	1,212,655	-	4,386,623	-	78,622,365	-
Tax loss carried forward	1,205,989	-	-	-	1,687,686	421,922
Allowance	-	-	-	-		(421,922)
Reverse	(582,858)	-	(2,847,182)	-	(75,924,049)	-
Effect of translation	(41,970)	-	(326,786)	-	-	-
End of the year	1,793,816	-	1,212,655	-	4,386,002	-

16.	PROFIT/(LOSS) FOR THE YEAR (continuing operations)

Profit/(loss) for the year has been arrived at after charging:

	Year ended December 31,
	2024	2023	2022
Cost of inventories recognized as expenses	40,546,553	26,377,223	78,408,598
Amortization of software	938,979	-	-
Taxes and surcharges	2,440	6,996	1,646
	41,487,972	26,384,219	78,410,244

Depreciation of property, plant and equipment	285,019	286,334	299,547
Amortization of other intangible assets and ROU assets	1,798,388	-	-
Provision of inventory obsolescence	-	-	39,778
Provision of bad debt allowance	-	-	53,991
	2,083,407	286,334	393,316

17.	DISCONTINUED OPERATIONS

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

a)	Financial performance and cash flows information

2022
Revenue	1,887,410
Cost of revenue	(2,183,080)
Expenses	(3,486,626)
Other income/expenses - net	(5,133,118)
Loss before tax	(8,915,414)
Income tax	-
Loss after tax	(8,915,414)

Net cash from operating activities	(2,733,104)
Net cash from investing activities	-
Net cash from financing activities	-

Net cash decrease of disposed subsidiaries	(2,733,104)

b)	Details of sale of the subsidiary

Fair value of the consideration	10,000,000
Net asset of the disposed asset	(15,166,042)
Loss on sale before reclassification of foreign currency translation reserve	(5,166,042)
Reclassification of foreign currency translation reserve	(4,027,694)
Loss on disposal of discontinued operations	(9,193,736)

Carrying amount of the investment cost of the disposed assets:
Cash	8,695,890
Trade receivables	2,335,650
Other current assets	97,966
Investment property-net	6,390,022
Other long-term assets	2,890,967
Total assets	20,410,495

Short-term loan	(1,087,154)
Tax payables	(2,775,363)
Other liabilities	(1,381,936)
Total liabilities	(5,244,453)

Net assets	15,166,042

18.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2024	2023	2022
Salaries
Yan Keyan	-	-	-
Sun Lei	15,379	-	1,470,000
Li Huidan	15,379	-	228,000
Mu Ruifeng	-	-	228,000
Jin Yan	-	-	228,000
	30,758	-	2,154,000

19.	PROFIT/(LOSS) PER SHARE

	For the years ended December 31,
	2024	2023	2022
Basic Profit/(Loss) Per Share Numerator
Profit/(loss) for the year attributable to owners of the Company	$3,073,834	$3,043,779	$(73,492,431)

Diluted Profit/(Loss) Per Share Numerator
Profit/(loss) for the year attributable to owners of the Company	$3,073,834	$3,043,779	$(73,492,431)

Basic Profit/(Loss) Per Share Denominator
Original shares:	1,515,798	1,515,834	147,497
Additions from actual events:
- Fractional common stock due to reverse split, weighted	-	(25)	-
- Issuance of common stock, weighted	183,367	-	272,890
Basic weighted average shares outstanding	1,699,165	1,515,809	420,387
		-	-
Diluted Profit/(Loss) Per Share Denominator
Basic weighted average shares outstanding	1,699,165	1,515,809	420,387
Dilutive shares: Potential additions from dilutive events:
- Conversion of preferred shares*	1,869,500	75,750	-
Diluted Weighted Average Shares Outstanding:	3,568,665	1,591,559	420,387

Profit/(Loss) Per Share**
- Basic	$1.81	$2.01	$(174.82)
- Diluted	$0.86	$1.91	$(174.82)
Weighted Average Shares Outstanding**
- Basic	1,699,165	1,515,809	420,387
- Diluted	3,568,665	1,591,559	420,387

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss for the year ended December 31, 2022.

**	The Company effected a 1:10 reverse stock split on April 26, 2023 and a 1:4 reverse stock split on January 8, 2025, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

20.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Property	Office equipment	Motor vehicles	Furniture and fixtures	Total
COST
At December 31, 2022	2,160,573	5,600	934,663	1,490	3,102,326

Additions	-	-	-	440	440
Disposal of subsidiaries	-	(621)	-	(958)	(1,579)
Translation adjustment	(61,214)	(157)	(26,481)	(42)	(87,894)
At December 31, 2023	2,099,359	4,822	908,182	930	3,013,293

Additions	-	-	396,710	-	396,710
Disposal	-	-	(439,189)	-	(439,189)
Translation adjustment	(57,349)	(132)	(24,206)	(25)	(81,712)
At December 31, 2024	2,042,010	4,690	841,497	905	2,889,102
ACCUMULATED DEPRECIATION AND IMPAIRMENT
At December 31, 2022	(68,418)	(2,419)	(241,480)	(305)	(312,622)
Depreciation for the year	(66,659)	(1,939)	(216,271)	(1,465)	(286,334)
Disposal of subsidiaries	-	621	-	958	1,579
Translation adjustment	2,118	73	7,420	10	9,621
At December 31, 2023	(132,959)	(3,664)	(450,331)	(802)	(587,756)
Depreciation for the year	(65,594)	(905)	(218,439)	(81)	(285,019)
Disposal	-	-	93,212	-	93,212
Translation adjustment	4,562	113	14,079	23	18,777
At December 31, 2024	(193,991)	(4,456)	(561,479)	(860)	(760,786)

CARRYING AMOUNT
At December 31, 2024	1,848,019	234	280,018	45	2,128,316
At December 31, 2023	1,966,400	1,158	457,851	128	2,425,537

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Property	30 years	5%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%

Plant and building include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC *	Office	242

*	The property was pledged to a Chinese Bank to secure the Company’s bank loan with principal amount of $616,497.

21.	INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	Software	Trademark use rights	Total
COST
At December 31, 2023	-	-	-
Additions	7,001,021	11,854,260	18,855,281
Translation adjustment	(58,603)	(168,208)	(226,811)
At December 31, 2024	6,942,418	11,686,052	18,628,470

ACCUMULATED AMORTIZATION AND IMPAIRMENT
At December 31, 2023	-	-	-
Amortization for the year	(938,979)	(1,795,279)	(2,734,258)
Translation adjustment	13,323	25,475	38,798
At December 31, 2024	(925,656)	(1,769,804)	(2,695,460)

CARRYING AMOUNT
At December 31, 2024	6,016,762	9,916,248	15,933,010
At December 31, 2023	-	-	-

As of April 15, 2024, the receivable balance of $7,000,000 was fully settled by means of acquisition of a wholly owned subsidiary and the intangible assets (software). The purchase consideration of $7,000,000 was allocated to the additions of intangible asset - software based on their relative fair values at the acquisition date, which amounting to $7,001,021 in accordance with IFRS 3 paragraph 2(b).

Future estimated amortization expense of intangible assets is as follows:

By December 31, 2025	$3,983,710
By December 31, 2026	3,698,294
By December 31, 2027	3,515,628
By December 31, 2028	3,424,295
By December 31, 2029	1,311,083
Thereafter	-
Total	$15,933,010

The amortization of intangible assets during 2024 was $2,734,258.

22.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2024	2023
Trade receivables	102	402,820
Bad debt provision for trade receivables	-	-
	102	402,820

	As at December 31,
	2024	2023
Other receivables	106,116	64,423
Long-term receivable to be collected within 1 year *	-	7,000,000
Prepayments	10,323,846	11,618,310
	10,429,962	18,682,733

*	On October 19, 2022, the Company entered into a stock purchase agreement with a Purchaser and closed the transaction pursuant to the terms of the Stock Purchase Agreement, resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) in Hongri International Holding Limited (“Hongri”), constituting all of the issued and outstanding capital stock in Hongri, in consideration for $10,000,000.

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

As of April 15, 2024, the receivable balance of $7,000,000 was fully settled by means of acquisition of a wholly owned subsidiary and the intangible assets (software). The acquisition of the subsidiary is considered as the acquisition of assets because there was no operation in the acquired subsidiary. The acquired of a group of assets does not constitute a business and those do not meets the definition of business combination under IFRS 3. The purchase consideration of $7,000,000 was allocated to the identifiable assets acquired based on their relative fair values at the acquisition date, in accordance with IFRS 3 paragraph 2(b).

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Prepayments include advances to suppliers for merchandised goods, prepaid expenses and prepaid income tax. As of December 31, 2024, the prepayments includes advances to suppliers for merchandised goods of $10,066,738.

The aging analysis of trade receivables is as follows:

	As at December 31,
	2024	2023
Less than 4 months	102	402,820
	102	402,820

The provision for doubtful debts is recorded using a provision account unless the Group is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Group does not hold any collateral over these balances.

The movement in the provision for doubtful debts during the year is as follows:

	2024	2023
As at January 1	-	37,487
Reverse due to disposal of subsidiaries	-	(37,487)
As at December 31	-	-

23.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2024	2023
Bank deposits	1,052,823	407,311
Other monetary funds	131,633	-
	1,184,456	407,311

	As at December 31,
	2024	2023
Renminbi	1,167,272	405,534
Hong Kong Dollars	17,184	1,777
	1,184,456	407,311

Cash and cash equivalents comprise cash held by the Group and short-term deposits with an original maturity of three months or less. Bank deposits as at December 31, 2024 carry interest at market rates which ranged from 0.20% to 0.40% (2023: 0.20% to 0.40%) per annum. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

24.	SHORT-TERM BANK LOAN

Summary of short-term bank loan

	Annual Interest	Maturity	December 31,	December 31,
	Rate	date	2024	2023
Industrial Bank (i)	2.9%	December 30, 2025	$1,027,496	$-
Industrial Bank (ii)	3.65%	May 21, 2025	$616,497	$-
Total			$1,643,993	$-

(i)	The bank loan is guaranteed by the CEO and Chairman of the Company.

(ii)	The bank loan is secured by a property of the Company and guaranteed by the CEO and Chairman of the Company.

25.	TRADE AND OTHER PAYABLES

	As at December 31,
	2024	2023
Trade payables	416,987	388,126
Employee benefits payable	22,723	24,091
Accrual and other payables	2,172,481	1,823,771
	2,612,191	2,235,988

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at December 31,
	2024	2023
Past due for less than 4 months	416,987	388,126
	416,987	388,126

26.	RELATED PARTIES PAYABLE

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Yan, Keyan	EX-chairman of the Board of Directors and interim Chief Financial Officer
Sun, Lei	Chief Executive Officer and Co-chairman of the Board of Directors
Li Huidan	Co-Chairman of the Board of Directors
Mu Ruifeng	Director
Jin Yan	Director

(2)	Significant balances between the Group and the above related parties:

		As at December 31,
Name	Nature	2024	2023
Li, Huidan	Borrowing of funds	2,423,433	2,449,165
Sun, Lei	Borrowing of funds	1,359,982	881,353
		3,783,415	3,330,518

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

During 2024, the Company disposed a vehicle to Sun Lei with proceeds of $222,354.

During 2024, a bank loan of $1,643,993 of the Company was guaranteed by Sun Lei and Li Huidan.

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

As of December 31, 2024, there are 4,233,272 rights issued and outstanding. The number of the rights since issued has not been changed.

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

The number of shares in this Note 28 reflects the 1:10 reverse stock split of common stock of the Company, effective on April 26, 2023 and the 1:4 reverse stock split of common stock of the Company, effective on January 8, 2025.

The details of the Group’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2022	1,515,834	6,063	77,959,554
Face value changes and fractional shares due to reverse stock split	(36)	(5,457)	5,457
Shares outstanding as December 31, 2023	1,515,798	606	77,965,011
Shares issued for compensation	25,000	10	146,990
Conversion of preferred shares	706,250	283	847,217
Shares outstanding as December 31, 2024	2,247,048	899	78,959,218

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2024	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2022	1,515,834	6,063	$77,959,554
Issue and fully paid common shares of US$0.0001 as at December 31, 2023	1,515,798	606	$77,965,011
Issue and fully paid common shares of US$0.0001 as at December 31, 2024	2,247,048	899	$78,959,218

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

On August 26, 2024, the Company entered into a debt exchange agreement (the “2024 Exchange Agreement”), pursuant to which, the note holders of the Company agreed to cancel the total amount of the Company’s indebtedness issued to each Holder in exchange for the issuance of shares of a new series of the Company’s preferred stock, designated as Series E Convertible Preferred Stock (the “Series E Stock”), pursuant to the terms and subject to conditions set forth in the 2024 Exchange Agreement. Upon satisfaction of the closing conditions, at the Closing, the Company will issue an aggregate of 1,000,000 shares of Series E Stock (the “Series E Shares”) to the note holders at the exchange price of $3.00 per share, in consideration of cancellation of the total outstanding debt by the Company to the note holders with aggregate amount of $3,000,000. Pursuant to the terms of the Certificate of Designation of Series E Stock, Series E Shares features a stated value of $3.00 per share and are convertible to shares of the Company’s common stock at the conversion rate of 1 for 10, such as each Series E Share to be converted into 10 shares of the Company’s common stock without the payment or any additional consideration by the Holder thereof. Such conversion is subject to the following schedule: (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. If any Series E Shares remain outstanding on or after March 14, 2025, the Company will have the right, but not the obligations, to require the Holder of such Series E Shares to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of Series E Shares by 10. Holders of Series E Shares vote together with holders of shares of common stock on a one-for-one basis, without regard to the number of shares of common stock into which each Series E Share is convertible, have no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation.

Holders of Series A, C, D and E Convertible Preferred Stock converted certain preferred stock to common stock during 2021 and 2024. Following table shows the changes of the preferred stock during 2023 and 2024:

	Preferred A		Preferred C		Preferred D		Preferred E		Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $
At December 31, 2022	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	-	-	1,470,000	5,860,000
Changes	-	-	-	-	-	-	-	-	-	-
At December 31, 2023	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	-	-	1,470,000	5,860,000
Issued	-	-	-	-	-	-	1,000,000	3,000,000	1,000,000	3,000,000
Converted							(282,500)	(847,500)	(282,500)	(847,500)
At December 31, 2024	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	717,500	2,152,500	2,187,500	8,012,500
Common shares convertible after 1:4 reverse share split	31,000	N/A	18,750	N/A	26,000	N/A	1,793,750	N/A	1,869,500	N/A

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Preferred Shares A, C, D and E can be converted into 1,869,500 shares of common stock of the Company after reverse stock split effective on January 8, 2025. As the Company was in a loss in 2022, the diluted weighted average shares of the Company and EPS of 2022 did not include the potential conversion effect of these preferred shares.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

On April 19 and 21, 2022, the Company issued 13,000 shares at $105.6 and $97.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) respectively to employees for their services to the Company.

On May 6, 2022, the Company issued 5,000 shares at $91.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to an employee for his compensation.

On May 6, 2022, the Company issued 7,500 shares at $91.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to three board members in leu of their compensation.

On May 16, 2022, the Company issued 85,000 shares at $70.4 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On May 26, 2022, the Company issued 25,000 shares at $58.8 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to Sun Lei for her compensation.

On June 2, 2022, the Company issued 25,000 shares at $60.0 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On June 4, 2022, the Company issued 45,000 shares at $47.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On June 18, 2022, the Company issued 70,000 shares at $52.8 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On August 25, 2022, the Company issued 20,000 shares at $54.0 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On September 2, 2022, the Company issued 20,000 shares at $46.8 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to an employee for his compensation.

On September 9, 2022, the Company issued 20,000 shares at $41.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to an employee for his compensation.

On September 19, 2022, the Company issued 20,000 shares at $35.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to an employee for his compensation.

On November 7, 2022, the Company issued 100,000 shares at $31.6 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On November 14, 2022, the Company issued 139,250 shares at $30.8 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On November 21, 2022, the Company issued 137,750 shares at $33.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On November 28, 2022, the Company issued 123,000 shares at $32.8 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On December 6, 2022, the Company issued 249,999 shares at $32.0 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On December 19, 2022, the Company issued 250,000 shares at $28.4 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split) to employees for their compensation.

On September 20, 2022, the Company cancelled 163 shares at $35.2 per share (adjusted to reflect 1:10 reverse stock split and 1:4 reverse stock split).

During 2022, all common shares were issued to employees, Directors and executives for their compensations and there is no vesting period. The fair value was determined based on the market price on the date of grant. All compensations are recorded as general and administrative expenses with a corresponding increase in equity.

No shares were issued during year 2023.

On August 1, 2024, the Company issued 25,000 shares at $5.88 per share (adjusted to reflect 1:4 reverse stock split) to a service provider for in lieu of its compensation.

In September and October 2024, the Company issued 706,250 shares at $1.2 per share (adjusted to reflect 1:4 reverse stock split) to certain preferred E shares holders to satisfy their conversion requests.

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

The statutory surplus reserve of the Group amounts to nil and nil at December 31, 2024 and 2023, respectively.

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

30.	LEASE

The Company primarily has operating leases for administrative office or employees’ dormitories, through third-parties. A summary of supplemental balance sheet information related to operating leases as of December 31, 2024 and 2023 was as follows:

	As of December 31, 2024	As of December 31, 2023
Lease right-of-use assets, net	$11,868	$-

Lease liabilities, current	7,477	-
Lease liabilities, non-current	4,463	-

Total lease liabilities	$11,940	$-

Weighted average remaining lease term	19 months	-

Weighted average discount rate*	2.9%	-

*	The discount rate is based on its incremental internal bank loan borrowing rate.

A summary of lease expenses recognized in the consolidated statement of income and comprehensive income(loss) for the year ended December 31, 2024 and 2023 and supplemental cash flow information related to operating leases were as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating lease expenses – short-term lease	$13,899	$-
Interest for lease liability	166	-
Right-of-use assets amortization	3,109	-

Minimum future lease payments under non-cancellable operating leases described above as of December 31, 2024 were as follows:

As of September 30, 2024
By December 31, 2025	$7,724
By December 31, 2026	4,506
By December 31, 2027	-
By December 31, 2028	$-
Total future lease payments	12,230

Less: present value discount	(290)

Total operating lease liabilities	$11,940

31.	BORROWINGS

A reconciliation of liabilities arising from financing activities excluding bank overdrafts is as follows::

	January 1, 2024	Cashflows	Right of use assets obtained in exchange for operating lease obligations	Interest	Foreign currency translation difference and others	December 31, 2024
Lease liabilities
- current	-	(3,038)	7,354	166	2,995	7,477
- non-current	-	-	7,570	-	(3,107)	4,463
Bank borrowings	-	1,653,762	-	13,895	(23,664)	1,643,993

32.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

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

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2024	December 31, 2023
Total borrowing	1,643,993	-
Less: cash and cash equivalents	(1,184,456)	(407,311)
Net debt	459,537	(407,311)
Total equity	20,902,536	15,154,695
Total capital	21,362,073	14,747,384
Gearing ratio	2.20%	(3)%

2.	Financial risk

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

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2024, our accumulated other comprehensive loss was $1.0 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at December 31, 2024, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2024 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2024

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,643,993	-	1,643,993
Trade and other payables	2,612,191	-	2,612,191
Related parties payables	3,783,415	-	3,783,415
Operating lease liabilities	7,477	4,463	11,940
Total	8,047,076	4,463	8,051,539

As at December 31, 2023

	Within 1 year	Over 1 year	Total
Trade and other payables	2,235,988	-	2,235,988
Related parties payables	3,330,518	-	3,330,518
Total	5,566,506	-	5,566,506

6.	Fair value

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

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 27.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

33.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024, the Company has no significant outstanding litigation.

34.	EVENTS AFTER THE BALANCE SHEET

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event that is required disclosure except as disclosed below and elsewhere in the consolidated financial statements.

On January 8, 2025, the Company’s Common Stock began trading on the Nasdaq Capital Market (“Nasdaq”) under its new name, JX Luxventure Group Inc., and effective on a one-for-four (1-for-4) reverse stock split of its ordinary shares.

As of April 3, 2025, all of the remaining preferred E shares have been converted into the Company’s Common Stock.

* * * * *