Form 20-F
period 2025-12-31
JX Luxventure Group Inc.
filed 2026-05-15
CIK 1546383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025) 1,426,522.

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

Year Ended December 31, 2025

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this report to:

●	“JX Luxventure,” “we,” “us,” “our” and the “Company” are to JX Luxventure Group Inc., a company organized in the Republic of the Marshall Islands;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States;

●	“Flower Crown” are to Flower Crown Holding, our direct wholly-owned subsidiary organized in Cayman Islands;

●	“Flower Crown HK” are to Flower Crown (China) Holding Group Co., Limited, a direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary, organized in Hong Kong;

●	“JX Shenzhen” are to Jin Xuan (Shenzhen) International Trade Co., Ltd., a direct wholly-owned subsidiary of Flower Crown HK and our indirect wholly owned subsidiary, organized in PRC;

●	“Shenzhen Siquanrun” are to Shenzhen Siquanrun Technology Co. Ltd, a direct wholly owned subsidiary of Flower Crown HK and our indirect wholly owned subsidiary, organized in PRC;

●	“JX Hainan” are to Jin Xuan (Hainan) Holding Co., Ltd, a direct wholly owned subsidiary of Flower Crown HK and our indirect wholly owned subsidiary, organized in PRC;

●	“Billion Place HK” are to Billion Place Limited (Hong Kong) Co., Limited, a holding company incorporated in Hong Kong, another direct wholly-owned subsidiary of Flower Crown and our indirect wholly-owned subsidiary; organized in PRC;

●	“Baofu Technology” are to Baofu (Zhuhai) Technology Co., Ltd., a direct wholly-owned subsidiary of Billion Place HK and our indirect wholly-owned subsidiary, organized in PRC;

●	“Hainan Travel” are to Hainan Si Quan Run Hang International Travel Agency Co., Ltd., a direct wholly-owned subsidiary of Baofu Technology and our indirect wholly-owned subsidiary, organized in PRC;

●	“Jin Xuan Luxury Tourism” or “JX Luxury Tourism” are to Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a direct wholly owned subsidiary of JX Hainan and our indirect wholly-owned subsidiary, organized in PRC;

●	“Hefei Travel” are to Hefei Si Quan Run Hang International travel agency Co., Ltd., a direct wholly-owned subsidiary of Baofu Technology, and our indirect wholly-owned subsidiary, organized the PRC on May 31, 2024,; and

●	“Tianjin Baoliting” are to Tianjin Baoliting Intelligence Technology Co., Ltd, incorporated in the PRC on August 11, 2023 and acquired by JX Luxury Tourism on April 15, 2024.

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

On November 18, 2025, the Company effected a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding shares common stock, $0.0001 par value per share (the “Common Stock”). Previously, on December 27, 2024, the Company effected a one-for-four (1-for-4) reverse stock split of its Common Stock, and on April 26, 2023 and on February 9, 2017, the Company effected a one-for-ten (1-for-10) and a one-for-fifteen (1-for-15) reverse stock split, respectively, of its shares of Common Stock. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this Annual Report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to all of the above-referenced reverse stock splits (the “Reverse Stock Splits”).

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

The following diagram illustrates our corporate structure and our subsidiaries as of the date of the Annual Report:

For a detailed description of the risks associated with our corporate structure, please see “Summary of Risk Factors” – beginning on page 7 and “Risk Factors – Risks Related to Our Corporate Structure” on page 22 of this Annual Report for more information.

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

Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations. For a detailed description of risks related to doing business in China, see “Summary of Risk Factors” beginning on page 7 and “Risk Factors – Risks Related to Doing Business in China” beginning on page 24 for more information.

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

The audit report included in this Annual Report for the year ended December 31, 2025 was issued by Onestop Assurance PAC (“Onestop”), a Singapore-based independent public accounting firm that is registered with the PCAOB. Onestop is not headquartered in mainland China and was not subject to the 2021 Determination Report. We have no intention of dismissing Onestop in the future or of engaging any auditor not subject to regular inspection by the PCAOB.

The Company’s Cash Flows and Summary Of Applicable Regulations

As of the date of this Annual Report, the structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1.	Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Group Inc. incorporated in Marshall Islands, currently has no material operations on its own. It wholly owns Flower Crown Holding, a Cayman Islands company, also a holding company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”), which, in turn, wholly owns all of the share capital of the following three PRC subsidiaries (i) JX Hainan, and its PRC operating entities; (ii) Shenzhen Siquanrun, and (iii) JX Shenzhen. Following the reorganization of the Company’s corporate structure in 2023, resulting in incorporation of new entities, Flower Crown Holding also owns Billion Place Limited (Hong Kong) Co., Limited (“Billion Place HK”), a limited company incorporated in Hong Kong and its wholly-owned subsidiaries. See “Summary of Risk Factors” beginning on page 7 and “Risk Factors — Risks Related to our Corporate Structure” on page 22 for more information.

2.	As of the date of this Annual Report, the Company has not established or maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among the Company, our subsidiaries, or investors. As of the date of this Annual Report, there have been no cash and asset transfers between the holding company and its PRC subsidiaries.

3.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. To date, none of our subsidiaries have made any dividends or distributions to JX Luxventure and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future. If any PRC subsidiaries determine to distribute dividends, they will transfer the dividends to JX Hainan, or Baofu Technology, as applicable, in accordance with the laws and regulations of the PRC, and then JX Hainan or Baofu Technology, as applicable, will transfer the dividends to JX Luxventure, and the dividends will be distributed from JX Luxventure to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries.

4.	Under Marshall Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

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

In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to set aside at least 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. For more details regarding our cash flows, see “Regulations Relating to Foreign Exchange and Dividend Distribution” beginning on page 68 and our consolidated financial statements beginning on page F-1 of this Annual Report for more information.

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

For more details, see “Risk Factors—Risks Related to Doing Business in China –We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 23.

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

As an Existing Issuer under the Overseas Listing Trial Measures, we were not required to complete the filing procedures with the CSRC for a securities offering conducted before March 31, 2023, but would be required to complete the filing procedures with the CSRC in connection with a new securities offering. Given that the Overseas Listing Trial Measures were recently promulgated, however, there remain substantial uncertainties as to their interpretation, application, and enforcement. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the PRC domestic regulations on companies indirectly listed overseas.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face related to our corporate structure and operation and doing business in China.

Risks Related to Our Corporate Structure:

●	We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risks Related to our Corporate Structure - We previously carried out our business operations through the VIE contractual arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 22 for more information.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law. See - “Risks Related to our Corporate Structure – Our current corporate structure and business operations may be affected by the Foreign Investment Law” on page 22 for more information.

●	We may rely on dividends and other distributions of equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent funds or assets in the business are in the PRC or are held by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets outside the PRC. See “Risks Related to our Corporate Structure – We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 23 for more information.

●	Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law. See “Risks Related to our Corporate Structure – Holders of our securities may face difficulties in protecting their interests because we are incorporated under the Republic of the Marshall Islands law” on page 23 for more information.

Risks Relating to Doing Business in China:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Risks Related to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 24 for more information.

●	Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See “Risks Related to Doing Business in China - Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce could harm the global economy, may dampen growth in China, our principal place of business, and could adversely affect our business operations through our PRC subsidiaries, customers, suppliers, and other business partners” on page 24 for more information.

●	Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China. See “Risks Related to Doing Business in China - Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China” on page 25 for more information.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 25 for more information.

●	Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risks Related to Doing Business in China - Recent statements by the Chinese government have indicated its intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 26 for more information

●	Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely could result in a material adverse change in our operations and the value of our Common Stock. See “Risks related to a future determination that the PCAOB is unable to inspect or investigate our auditor completely could result in a material adverse change in our operations and the value of our Common Stock” on page 28 for more information.

●	Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us. See “Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system, including that the rules and regulations in China can change quickly with little advance notice, and the interpretation and enforcement of PRC laws and regulations, could limit the legal protections available to you and us” on page 26 for more information.

●	We face challenges from the evolving PRC regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with these and related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations. See “Risks Related to Doing Business in China - We face challenges from the evolving PRC regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with these and related laws and regulations regarding cybersecurity, information security, data privacy, and protection could materially and adversely affect our business and results of operations” on page 27 for more information.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risks Related to Doing Business in China - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of future securities offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 30 for more information.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. See “Risks Related to Doing Business in China - Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment” on page 30 for more information.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. See “Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 31 for more information.

●	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. See “Risks Related to Doing Business in China - Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions” on page 31 for more information.

●	Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation. See “Risks Related to Doing Business in China - Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation” on page 33 for more information.

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties. See “Risks Related to Doing Business in China - Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties” on page 33 for more information.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Risks Related to Doing Business in China - Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 33 for more information.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risks Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 34 for more information.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See “Risks Related to Doing Business in China - We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies” on page 35 for more information.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. U.S. regulatory bodies also may be limited in their ability to conduct investigations or inspections of our operations in China. See “Risks Related to Doing Business in China - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. U.S. regulatory bodies also may be limited in their ability to conduct investigations or inspections of our operations in China” on page 35 for more information.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business. See “Risks Related to Doing Business in China -We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business” on page 36 for more information.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably. See “Risks Related to Doing Business in China - If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation, and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably” on page 36 for more information.

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure. See “Risks Related to Doing Business in China -The disclosures in our reports and other filings with the SEC and our other public pronouncements will not be subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure” on page 36 for more information.

RISKS RELATED TO OUR BUSINESS

Risks Related to our Cross-Border Merchandise and Tourism Industries

Our industry is highly competitive and we may not be able to compete successfully against current and future competitors. If we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

We face intense competition in the cross-border merchandise and tourism industries in China. We expect greater competition in the future from existing players and new market entrants. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share.

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

In addition, our business model may be alleged to be involved in misconduct, improper activities, rumors, scandals or illegal activities from time to time related to a variety of matters, such as misleading advertising practice. These allegations, even if factually incorrect or based on isolated events, would result in negative publicity of our business, and may further have an adverse effect on our brand and reputation.

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

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, employees, agents and other business partners;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and other business partners;

●	complaints from our business customers about our products and services;

●	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;

●	governmental and regulatory investigations, penalties or claims resulting from misconduct of our business partners,

●	or our failure to comply with applicable laws and regulations;

●	negative publicity and claims asserted against our brand partners, especially any product quality issues of our

●	brand partners’ products; and

●	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

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

We had a concentration of major customers during the year ended December 31, 2025 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

The percentage of our revenue attributable to our largest customer, Hefei Liantuo Tianji E-commence Corporation Ltd., an online airline tickets agency company, amounted to $16,111,304, or 19.7%, for the year ended December 31, 2025,$21,003,414, or 42%, for the year ended December 31, 2024 and $23,621,588, or 74%, for the year ended December 31, 2023. We depend on this customer and several other major customers, including three major customers, for each of which our revenue amounted to more than 20% in the fiscal year ended December 31, 2025. Because of the competitive nature of our business operations, the contractual arrangements with these major customers are based on short-term projects which may be terminated at will by each party. If our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

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

We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in brands, selecting and partnering with quality brand partners, forecasting business customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining business customer services. Although we did not experience any material failure or breakdown of our operating systems in the past, we cannot guarantee that such risks are always under control. In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. Any interruptions of our operating platform, whether caused by computer viruses, hacking or other security breaches, and errors encountered during platform upgrades or other issues resulting in unavailability, or slowdown of our information technologies may, individually or collectively, materially and adversely affect our business and results of operations.

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

Our business is subject to general business regulations governing cross-border and tourism industries. We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

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

Our technology solution model is dependent on providing our customers with secure, reliable and high-quality services. Maintaining the security and availability of our infrastructure, systems, platform, network, and the security of information and data we hold is a critical issue for us and our customers. Attacks on our customers and our own network may be frequent and may happen in a variety of forms, including infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. Since our customers share our multi-tenant architecture, material attacks on any one of our customers could have a negative effect on other customers. These attacks may also significantly increase the bandwidth used on our platform and strain our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed. In addition to Company-owned systems, we also store confidential and proprietary information through cloud-based services hosted by third parties, over which we have limited control over security protocols. In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. To address the increasing risks of cyber-attacks as outlined, we utilize advanced security features provided by our cloud partners, including encryption, intrusion detection, and continuous monitoring, to safeguard sensitive information and prevent unauthorized access.

Our cybersecurity team, supervised by our management, enforces strict access controls, such as multi-factor authentication (MFA) and role-based permissions, while conducting regular vulnerability scans, penetration testing, and audits to identify and remediate potential weaknesses. We also established comprehensive employee training programs which promote awareness of phishing and other threats, reducing human error risks, and we maintain a well-defined incident response plan to swiftly contain, investigate, and resolve any security incidents, ensuring minimal disruption to our platform and services.

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

To date, we have not experienced any material incidents related to the security of our products. However, strategic customers may require specific security controls, and we may incur additional costs to comply with such customer-specific requirements.

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

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.  We have implemented the following policies to regulate the use and incorporation of open-source software into our products and platform to help ensure that our use of open-source software is compliant with the required standards, to minimize legal and operational risks:

●	Open-Source Software Approval Process: All OSS intended for use in our products or platform must be reviewed and approved by a designated compliance team. This process includes evaluating the OSS license to ensure compatibility with our business model and existing obligations, documenting the software’s purpose, and verifying that it does not impose restrictive requirements, such as mandatory source code disclosure.

●	License Compliance Tracking: We maintain a centralized inventory of all OSS components used in our systems, including their versions, licenses, and associated obligations. Developers are required to log each OSS component in a software bill of materials (SBOM) and ensure that license terms, such as attribution notices or copyleft provisions, are adhered to in our codebase and distributions.

●	Code Review and Scanning Policy: All codes, including OSS, must undergo automated scanning using tools to detect unlicensed or non-compliant OSS components before integration. Regular code reviews ensure that OSS is used in accordance with its license terms and that any modifications or derivative works comply with applicable requirements.

●	Developer Training and Guidelines: Employees and contractors receive mandatory training on OSS licensing and compliance. Clear guidelines prohibit the use of high-risk licenses without explicit approval and outline procedures for incorporating OSS, such as including proper license notices in our products and ensuring no proprietary code is inadvertently mixed with copyleft-licensed OSS.

●	Third-Party Contribution Policy: Developers are prohibited from contributing to external OSS projects on behalf of the company without prior approval. Any contributions must align with our licensing policies, and we ensure that contributions do not inadvertently incorporate our proprietary code into OSS projects under incompatible licenses.

However, we cannot be certain that open-source software in our products or platform was incorporated in a manner inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In addition, we use open-source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

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

The COVID-19 pandemic adversely affected many businesses in China, including the Company’s business, supply chain and workforce availability across the world, leading to substantial declines in business activities that have negatively impacted and may continue to negatively impact our business, financial condition and results of operations. The global spread of COVID-19 also affected our sales. This growth in revenue, especially revenues from our tourism business, has been adversely impacted by COVID-19 pandemic at various times during 2021-2022 because of government-enforced lockdowns.

If a future outbreak occurs, the government may take similar actions which would adversely impact our business. In addition, the broader macro-economic implications the pandemic, including reduced levels of economic growth and possibly a global recession, likely still exist and will likely impact our future results of operations.

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

Our products are subject to regulation by various governmental authorities in China. Such products could be subject to potential recalls and other remedial actions in the future. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may result in recall or suspended offering of products, which in turn could result in a material adverse effect on our operating results.

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

During the course of providing our services, we may have access to and be entrusted with information that is confidential in nature, such as information that relates to our customers’ systems, operations, raw data or affairs. While we have adopted measures to protect confidentiality of our customers’ information, including our internal control manual and the nondisclosure arrangements with our employees, there is no assurance that the steps taken by us will successfully prevent any leakage or misappropriation of confidential information of our customers. Any leakage or misappropriation of confidential information of our customers could expose us to complaints or claims, which may materially and adversely affect our reputation and business operations. In addition, we seek to protect our know-how, confidential information and trade secrets, in part, by entering into non-disclosure and confidentiality agreements or other means to such effect, with parties who have access to them, such as our employees. Despite these efforts, any of these parties may breach such agreements, intentionally or unintentionally and disclose our proprietary information and we may not be aware of or able to obtain adequate remedies for such breaches. The unauthorized disclosure and/or misappropriation of trade secrets is difficult to detect and/or to prove. As such, it is difficult, expensive and time-consuming to establish trade secret misappropriation claims, with no guarantee of success or adequate remedies. Such disclosures could also lead to a loss of trade secret protection, which could materially and adversely affect our business, competitive position, financial conditions and results of operations.

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

The global macroeconomic environment is facing challenges. Although our business operations do not include selling products outside of China, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage consumer confidence and decision-making, leading to a material adverse effect on our business. Trade relations between China and other nations, particularly the United States, remain uncertain with potential implications for regulatory policies, tariffs, and business operations. The United States recently increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our PRC subsidiaries’ business and operations. China imposed its tariffs on good imported from the United States. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. In addition, political instability and military hostilities, including current conflicts in the Middle East and Eastern Europe impact global energy markets, which may affect our business. These economic conditions in China respond to both global economic trends and domestic policy changes. Any severe or prolonged economic slowdown, either globally or within China, could materially impact our business performance, operational results, and financial condition. could lead to significant disruptions in the global economy. The uncertain nature, magnitude and duration and the full economic effect of these events cannot be estimated, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies.

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

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this Annual Report, we have not been involved in any investigations, nor have we received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above-mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact on our business, results of operations and financial condition, which creates the risk that any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

In the past, the closing price of our Common Stock felt below the Minimum Bid Price Requirement several times, and in order to maintain compliance with the Minimum Bid Price Requirement the Company effected reverse stock splits within the last two (2) years, including (i) the most recent one-for-fifteen (1-for-15) reverse stock split, effected on November 18, 2025 and (ii) one-for-four (1-for-4) reverse stock split, effected on December 27, 2024. Prior to that, we also effected a 1-for-10 reverse stock split on April 26, 2023; however because we failed to regain compliance with the Minimum Bid Price Requirement by April 24, 2023 (the deadline provided by Nasdaq Staff), we needed to request a hearing. On May 23, 2023, Nasdaq Staff notified the Company that it regained compliance with the Minimum Bid Requirement and that the Company is in compliance with all applicable listing standards and that its stock will continue to be listed and traded on Nasdaq.

However, we cannot ensure you that we will be able to meet all requirements for continued listing on the Nasdaq Capital Market in the future. If we fail to maintain these Nasdaq listing requirements, our Common Stock will be delisted. If our Common Stock is no longer listed on The Nasdaq Capital Market, our shares would likely trade on the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

Considering recent amendments to Nasdaq Listing rules, if a reverse stock split to regain compliance with the Minimum Bid Price Requirement would result in non-compliance with other Nasdaq Listing Rules, Nasdaq will not accept it and our Common Stock could be delisted.

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

We effectuated a 1-for-15 reverse stock split on November 18, 2025 and another 1-for 4 reverse stock split on December 27, 2024 to prevent a potential non-compliance with the Minimum Bid Price Requirements. If our Common Stock fails below the Minimum Bid Price Requirement within one year from effecting the last reverse stock split, we will not be eligible to receive a compliance period.

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

In order to compete for talents, we may need to offer higher compensation to our key employees and consultants, including granting awards under our current equity incentive plan, which may include the grant of shares of restricted common stocks. We have adopted various equity incentive plans, starting from the 2018 Equity Incentive Plan, the 2022 Plan, the New 2022 EIP, as amended, and the 2026 Plan. In addition, we granted a performance-based stock awards to our Chief Executive Officer, Chief Financial Officer, co-chairwoman and director. We believe the granting of stock-based awards is important to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

We provided stock-based compensation to our key employees and directors for the fiscal year ended December 31, 2025. The issuance of such shares resulted in a deduction in our profit although there is no cash paid out. However, such deduction in profit makes our financial performance looks less attractive to the investors and cause difficulties to raise sufficient capital to support our business.

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

As of the date of this Annual Report, we have 9,276,831  shares of Common Stock outstanding. Many of these shares were either recently registered in the registration statements on Form S-8 pursuant to our equity incentive plans or will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our Common Stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the Common Stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our Common Stock being offered for sale to increase, the market price of our Common Stock would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Provisions of our articles of incorporation may impede a takeover or make it more difficult for shareholders to change the direction or management of the Company, which could reduce shareholders’ opportunity to influence management of the Company.

Our Amended and Restated Articles of Incorporation, as amended (the “Restated Articles”) permit our Board to issue up to five million shares of preferred stock with a par value of $0.0001 (the “Preferred Stock”) from time to time, with such rights and preferences as they consider appropriate. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock, including voting rights and conversion rights, could be used to restrict our ability to merge with, or sell assets to, a third party. As of the date of this Annual Report, the Company has created and designated the following series of Preferred Stock: (i) Series A Convertible Preferred Stock: (ii) Series B Participating Preferred Stock; (iii) Series C Convertible Preferred Stock; (iv) Series D Convertible Preferred Stock, (v) Series E Convertible Preferred Stock, and (vi) Series F Convertible Preferred Stock.

Sun Lei, our Chief Executive Officer, Interim Financial Officer, co-chairwoman and director, holds, 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 2,067 shares of Common Stock, 150,000 shares of Series C Convertible Preferred Stock that are convertible into 1,250 shares of our Common Stock and 80,000 shares of Series D Preferred Stock, convertible into 1,733 shares of Common Stock. At the date of this Annua Report, all shares of Series E and F Convertible Preferred Stock were converted into shares of Common stock, and no Series E Convertible Preferred Stock and no Series F Convertible Preferred Stock are outstanding.

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

On October 31, 2014, we amended our Articles of Incorporation to change our name to KBS Fashion Group Limited.

On February 3, 2017, the Company effected a one-for-fifteen (1-for-15) reverse stock split of the Company’s issued and outstanding Common Stock. Our Common Stock began trading on Nasdaq on a split-adjusted basis when the market opened on February 9, 2017.

On December 9, 2020, we entered into a Share Exchange Agreement with Flower Crown Holding, a corporation organized under the laws of the Cayman Islands (the “Flower Crown”), and the shareholders of Flower Crown (each a “FC Shareholder” and collectively the “FC Shareholders”), to acquire all the issued and outstanding ordinary shares of Flower Crown in exchange for the issuance to the FC Shareholders an aggregate of 6,478 shares of our Common Stock (the “Share Exchange”). The Share Exchange transaction was closed on December 21, 2020 and since the closing of the Share Exchange, Flower Crown became our wholly-owned subsidiary.

Flower Crown is a holding company incorporated on August 7, 2020 in Cayman Islands, directly owns 100% share capital in Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong on May 24, 2018 (“Flower Crown HK”).

Concurrently with the closing of the Share Exchange Agreement on December 9, 2020, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Ms. Sun Lei, our Chief Executive Officer and a director of the Company, which closed on December 21, 2020. Pursuant to the Stock Purchase Agreement, the shares issued to Ms. Lei were held in escrow for the two years by an escrow agent to secure her obligations under the Stock Purchase Agreement and were released in every 6 months, pursuant to a vesting schedule set forth in the Stock Purchase Agreement. On December 21, 2022, all shares that were held in escrow were released under this Stock Purchase Agreement.

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

On June 22, 2022, the Board authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Mr. Lei, our Chief Executive Officer of Company (the “Share Repurchase Program”). Pursuant to the Repurchase Program, Mrs. Lei acquired in private negotiated transactions 2,533shares of Common Stock, at the total purchase price of $1,780,000; 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 2,067 shares of Common Stock at the total purchase price of $1,240,000; and 80,000 shares of Series D Convertible Preferred Stock, convertible into 1,733 shares of Common Stock at the purchase price of $2,080,000.

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

The New 2022 Plan provided for a maximum of 66,667 shares authorized for issuance, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding. All shares of Common Stock authorized for issuance under the New 2022 Plan were issued by December 2022.

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

The Certificate of Designation of Series E Stock features a stated value of $3.00 per share, the conversion rate of 1 for 2.5 (reflecting the 1-for-4 post reverse split ratio), no additional consideration by the Holder for the conversion of Series E Shares into the shares of the Company’s common stock and provided the schedule of conversion, such as, (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. Pursuant to the Certificate of Designation of Series E Stock, on April 3, 2025, the Company required holders to convert all Series E Shares that remained outstanding on or after March 14, 2025 into shares of common stock. As a result, as of the date of this Annual Report, all of 1,000,000 Series E Shares were converted into 166,667 shares of Common Stock, and the Company does not have any outstanding shares of Series E Preferred Stock.

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

On April 22, 2025, the Assignees entered into a debt exchange agreement with the Company (the “2025 Exchange Agreement”), pursuant to which, the Assignees agreed to cancel an aggregate of $1,380,000, the total amount of the Company’s indebtedness (each Assignee to cancel $230,000 under the promissory note issued to such Assignee) in exchange for the issuance of 69,000 shares (each Assignee was issued 11,500 shares) of a new series of the Company’s preferred stock, designated as Series F Convertible Preferred Stock (the “Series F Preferred Stock”), pursuant to the terms and subject to conditions set forth in the 2025 Exchange Agreement.

On May 23, 2025, the Company filed the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act, establishing the Series F Stock.

Series F Shares feature a stated value of $20.00 per share and are convertible into shares of the Company’s Common Stock at the conversion rate of 1 for 100 (prior to the 1-for-15 reverse stock split), without payment or any additional consideration by the holder thereof. The conversion is subject to the following schedule: (i) up to 2,000 of the Series F Shares issued to each holder may be converted by such holder at any time from the date of the issuance; (ii) up to additional 2,500 of the Series F Shares may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 3,000 of Series F Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance; and (iv) the remaining 4,000 of the Series F Shares may be converted by such holder after nine (9) months from the date of the issuance. If any Series F Shares remain outstanding on or after one (1) year from the date of the issuance, the Company will have the right, but not the obligations, to require the holders of such Series F Shares to convert them into the number of fully paid and non-assessable shares of common stock.

On May 29, 2025, at the closing of the Exchange Agreement, the Company issued to the Holders an aggregate of 69,000 shares of Series F Stock in cancellation of the Total Amount Due (each Holder received 11,550 shares of Series F Stock) in cancellation of $230,000 principal amount under the Note issued to each Holder). As of the date of this Annual Report, all of the 69,000 shares of Series F Stock were converted into shares of Common Stock, and there are no outstanding shares of Series F Stock.

Recent Developments

On May 7, 2025, the Company amended the New 2022 EIP by Amendment #1 to, among other things, (i) change the name of the plan from “JX Luxventure Limited New 2022 Equity Incentive Plan” to “JX Luxventure Group Inc. New 2022 Equity Incentive Plan”, to reflect the current name of the Company; (ii) increase the maximum number of shares authorized under the New 2022 EIP to 1,666,667 shares of Common Stock, and (ii) eliminate limitation on the maximum number of shares to be issued under the New 2022 EIP to any individual participant in any one fiscal year of the Company. On August 1, 2025, the Company further amended the New 2022 EIP by Amendment #2, which reduced the maximum number of shares of Common Stock authorized for issuance under the New 2022 EIP from 1,666,667 to 666,667 shares of Common Stock. Amendment #2 was approved by the unanimous written consent of the Board and by written consent of the holders of 52% of the total issued and outstanding capital stock of the Company.

On July 14, 2025, the Company and Sun Lei, the Company’s Chief Executive Officer, entered into the Debt Exchange Agreement, pursuant to which on the same date, the Company issued 33,337 shares of Common Stock to Ms. lei in exchange for cancellation of $510,000, representing a portion of the total outstanding amount due owed by the Company to Ms. Lei.

On September 3, 2025, the Company and Sun Lei entered into another debt exchange agreement (the “Debt Exchange Agreement”), pursuant to which on September 25, 2025, at the closing of the Debt Exchange Agreement, Company issued her an aggregate of 2,352,941 shares of Common Stock at the purchase price of $0.85 per share in exchange for her cancellation of $2,000,000, representing a portion of the total outstanding amount of her loans to the Company.

On December 16, 2025, the Company and Sun Lei entered into another debt exchange agreement (the “Debt Exchange Agreement”), pursuant to which the Company on January 2, 2026, at the closing of the Debt Exchange Agreement, the Company issued to Ms. Lei an aggregate of 300,000 shares of Common Stock in exchange of her cancellation of $1,470,000, representing a portion of the total outstanding amount of her loans to the Company.

On March 6, 2026, the Company and Mr. Li, the Co-Chairman of the Board, entered into the Debt Exchange Agreement, pursuant to which on March 26, 2026, the Company issued to Mr. Li 650,307 shares of Common Stock, at the price of $3.23 per share, in exchange for Mr. Li’s cancellation of $2,120,000, the outstanding amount under the promissory note, dated April 21, 2025.

On March 26, 2026, the Company and Ms. Lei entered into a new debt exchange agreement, pursuant to which on April 10, 2026, the Company issued to Ms. Lei 2,100,000 shares of Common Stock, at the price of $2.986 per share, in exchange for her cancellation of $6,270,600, representing a portion of the total outstanding amount due by the Company to Ms. Lei.

On January 3, 2026, the Company issued an aggregate of 140,000 shares of its common stock (the “Bonus Shares”) to the four members of the Board, including the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of Common Stock as compensation for such director’s services for the fiscal year ended 2025.

On April 13, 2026, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with Dazzly Investment, Inc., a privately held corporation organized under the laws of the Marshall Island (“Dazzly” or “Seller”), and all shareholders of the Seller (the “Seller Shareholders”). Subject to the closing conditions set forth in the Share Exchange Agreement, the Company will acquire from the Seller Shareholders an aggregate of 3,500 shares of capital stock of Dazzly (the “Purchased Shares”), constituting 10% of the total outstanding capital stock of the Seller, on the pro-rata basis, where each Seller Shareholder irrevocably agreed to sell and assign to the Company 10% of the Purchased Shares held by such Seller Shareholder in exchange for an aggregate of 2,783,046 shares (the “Exchange Shares”) of the Company’s Common Stock on a pro rata basis.

Dazzly, through Lang Hui Trade Limited (“Lang Hui”), a Hong Kong company and its wholly-owned subsidiary, is a business-to-business (B2B) pharmaceutical distributor and wholesaler in the Hong Kong pharmaceutical supply chain. It acts as an intermediary between pharmaceutical manufacturers (local and international) and downstream buyers. The key elements of its day-to-day mode of operations include: (a) sourcing and procurement; (b) import, export and local distribution; and (c) sales and supply process.

The closing of the Share Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things: (a) the accuracy of the parties’ respective representations and warranties in the Share Exchange Agreement, subject to specified materiality qualifications; (b) compliance by the parties with their respective pre-closing obligations in the Share Exchange Agreement in all material respects; and (c) submission by the Company of the Listing of Additional Shares notification to the Nasdaq Capital Market at least 15 calendar days before the issuance of the Exchange Shares.

The terms of the Share Exchange Agreement and the Exchange Shares were approved by the Seller Shareholders, the board of directors of each Dazzly and the Company, and the holders of a majority of capital stock of the Company, as being fair and in the best interests of the Company and its shareholders.

Current Corporate Structure.

Since August 2023, the Company has been further changing its corporate structure, resulting in the sale of 100% ownership of Heyang Travel and incorporation of new entities, without changing the core of its business operations.

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

On August 6, 2025, JX Luxury Tourism sold its entire 51.0% equity interest in Hefei Aitong Culture Tourism Development Co., Ltd., a company incorporated in the PRC on December 27, 2023, to the entity’s minority shareholder. The transaction was consummated for nominal consideration.

Jin Xuan (Shenzhen) International Trade Co., Ltd. (“JX Shenzhen”) was incorporated on Feb 6, 2024 under PRC laws. It became a wholly-owned subsidiary of Flower Crown HK and is engaged in Cross-border Merchandise business segment.

Shenzhen Siquanrun Technology Co., Ltd was incorporated under the PRC laws on September 9, 2024. On September 10, 2025 it became a wholly owned subsidiary of Flower Crown HK and is engaged in software development and technology support services.

Hainan Si Quan Run Hang International travel agency Co., Ltd. (“Hainan Travel”) was incorporated under PRC laws on August 9, 2023. On March 7, 2024, Hainan Travel became an indirect wholly-owned subsidiary of Billion Place HK when Baofu Technology was acquired by Billion Place HK. It is engaged in Airline Tickets and Tourism Services business segment.

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

In 2024, the Company expanded its business operations in cross-border merchandize segment, and during 2025, it continues focusing on wholesale trade sector and specializing in duty-free and cross-border consumer goods. We also continue providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products.

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

On February 9, 2022, JX Luxury Tourism a subsidiary of the Company, entered into and executed a Memorandum of Japanese High-end Life Style Services Strategic Cooperation Agreement (the “Cooperation Agreement”) with Xin Hua Fund Co., Ltd. (“XHFC”). Pursuant to the Cooperation Agreement, JX Luxury Tourism and XHFC will cooperate to bring high-end Japanese medical treatment, rehabilitation treatment, precision physical examination, anti-aging beauty and other related services to the China market.

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

On July 17, 2025, JX Hainan. entered into and executed the 2025 Strategic Cooperation Framework Agreement (the “Agreement”) with Qingxiang (Hainan) Cross-Border E-Commerce Co., Ltd., which provides for the in-depth market development, customer relationship maintenance, and technical service cooperation between the parties in the cross-border duty-free supply chain and related fields.

On September 22, 2025, JX Hainan entered into a System Equipment Sales and System Research and Development Exclusive Project Service Agreement (the “Agreement”) with  Beijing Shuhangtong Information Technology Co., Ltd (“BSITC”), pursuant to which BSITC commits to purchasing from JX Hainan customized AI intelligent cross-border pharmacy equipment, ERP comprehensive management systems, and SBBC store distribution systems, along with associated secondary development, specialized technical research, and three-year maintenance services, for up to approximately $5,000,000 in value.

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

In our commitment to maintaining strong relationships with our business clients and partners, we assume all risks associated with the non-refundable nature of our purchases, making it easier for our business clients to offer luxury experiences to their end-user customers. That process evidences our dedication to the success of our business clients and ensures seamless customer experience for their end-users. For example, if end-users of our business clients fail to complete a purchase or request a return, we are fully committed to providing a full refund of the purchase price and assuming all risks associated with this return.

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

Our software solution comprises two primary components:

1)	the Sourcing Solution which empowers us to accurately forecast market trends and offer competitive pricing to our business clients; and

2)	Business Solution which provides small to medium-sized business partners with a comprehensive platform to streamline merchandise operations and enhance customer engagement.

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

Our current top two business customers are: Hefei Liantuo Tianji E-commerce Co., Ltd. and Hainan Sanhai Gold International Trade Group,

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

Business Employees

As of the date of this Annual Report, the Company and its subsidiaries have a total of 127 employees, including 95 full-time employees and 32 part-time employees. We do not have independent contractors.

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

RegulationS

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

The Foreign Investment Law and the Implementing Rules stipulate that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. “Pre-entry national treatment” means the treatment given to foreign investors and their investment at the market accessing stage being not less favorable than that given to domestic investors and their investment. “Negative list” means the special administrative measures stipulated by the State for foreign investment’s access to specific areas. Foreign investors should not invest in any area where foreign investment is prohibited as set out in the negative list; foreign investors shall meet the conditions prescribed in the negative list before investing in any area where foreign investment is restricted. Thus, the PRC grants national treatment to foreign investment outside the negative list. The currently effective negative list is published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021, which became effective on January 1, 2022 (the “2021 Negative List”).

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

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” refer to any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators should be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

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

REGULATIONS ON LAND OR PROPERTY USE

In June 1986, the SCNPC promulgated the Land Administration Law of the PRC, which was last amended on August 26, 2019 and became effective on January 1, 2020. In January 1991, the State Council published Regulations for Implementation of the Land Administration Law of the PRC which was last amended on July 2, 2021 and came into effect on September 1, 2021. According to the Land Administration Law and its regulations, enterprises and individuals shall use land strictly in accordance with the purpose stipulated in the land use master plan. Construction entities shall use state-owned land according to the stipulations of the land use right assignment contract or according to the provisions of the approval documents relevant to the allocation of land use rights. The conversion of the construction purposes of the land shall receive the consent of the competent land administrative authority and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration department before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may be subject to fines or other penalties, including potentially being required by the relevant land administrative authority to return the land.

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

As with patents, Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

We initially adopted an equity incentive plan in 2018, to award incentives and rewards to eligible participants. On January 11, 2022, our Board terminated the initial equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”). On October 26, 2022, our Board terminated the 2022 Plan and adopted the New 2022 EIP. On May 7, 2025, the Board and shareholders of 65% of the outstanding capital stock of the Company, approved and adopted Amendment #1, and on August 1, 2025, the Board and shareholders of 52% of the outstanding capital stock of the Company adopted Amendment #2. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee-awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China”.

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

Financial Statement Presentation

In December 2020, the Company acquired Flower Crown, which at the time, contributed two new segments, tourism cross-border merchandize sales and tourism. Flower Crown add Technology Solution for Tourism Cross-border operation segment in 2022. In October 2022, the Company disposed of the whole menswear business segment, which was presented as discontinued operation as set out below.

During 2025, the Company continued to expand its business operations in cross-boarder merchandize segment, focusing on wholesale trade sector and specializing in duty-free and cross-border consumer goods. We also continue providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products.

Revenue. During the periods covered by this section, we generated revenue from a) sales of tourism cross-border merchandize, b) sales of Software, and c) tourism products, which covers tourism package and airline ticket sale (including related services).

Cost of sales. Cost of sales primarily consisted of (a) the purchased costs of products online sold in connection with the revenue from cross-border merchandize, (b) the cost to purchase tourism supply up front and cancelling cost if any, (c) the cost for outsourcing the travelling work to certain travel agencies, and (d) cost on amortization of software, which are used for our software sales.

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

Comparison of Fiscal Years Ended December 31, 2025, 2024, and 2023

The following table sets forth key components of our results of operations, for the years ended December 31, 2025, 2024, and 2023, both in U.S. dollars and as a percentage of or revenue.

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Revenue	82,936,767		49,840,288		31,840,588
Cost of sales	(72,501,980)	-87%	(41,487,972)	-83%	(26,384,219)	-83%
Gross profit	10,434,787	13%	8,352,316	17%	5,456,369	17%
Operating expenses
Distribution and selling expenses	(7,725,421)	-9%	(2,651,904)	-5%	(58,981)	0%
Administrative expenses	(13,574,769)	-16%	(1,830,214)	-4%	(2,076,876)	-7%
Total operating expenses	(21,300,190)	-26%	(4,482,118)	-9%	(2,135,857)	-7%
Other income	35,664	0%	69,113	0%	71,408	0%
Other gains and losses	(69,682)	0%	(107,384)	0%	(342,954)	-1%
Finance costs	(41,171)	0%	(13,895)	0%	(5,187)	0%
(Loss)/profit before tax	(10,940,592)	-13%	3,818,032	8%	3,043,779	10%
Income tax	(60,250)	0%	(744,225)	-1%	-	0%
Total (loss)/profit for the year	(11,000,842)	-13%	3,073,807	6%	3,043,779	10%

Flower Crown is a subsidiary operating three sub-segment business, which are tourism (Luxury travel experiences), cross-border merchandise and B2B technology solution. The three sub-segments are presented as below:

	Tourism			Technology			Cross border merchandize revenue
	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
By business	2025	2024	2023	2025	2024	2023	2025	2024	2023
Sales to external customers	30,669,239	22,048,052	21,561,671	3,307,447	1,530,812	2,719,463	48,960,081	26,261,424	7,559,454
Segment revenue	30,669,239	22,048,052	21,561,671	3,307,447	1,530,812	2,719,463	48,960,081	26,261,424	7,559,454
Segment gross margins/(loss)	462,297	730,173	1,981,107	1,894,028	589,968	2,714,434	8,078,462	7,032,175	760,828
Gross margin rate	2%	3%	9%	57%	39%	99	17%	27%	10%

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

In 2025, the total revenue increased to $83.0 million by 66% or $33.1 million from $49.8 million in 2024. The increase was mainly due to $22.7 million increase in revenue in cross-border merchandize segment and $8.7 million in tourism segment.

The increase in cross-border merchandize segment of $22.7 million are mainly due to following reasons: (i) the Company expanded its imported cosmetics business in 2025 while 2024 is the first year of the Company to run the business; (ii) the Company continued to allocate more resources into this sector.

The increase in revenue of tourism segment in 2025 is mainly due to the Company offered lower price to the customer to take more market share.

In 2025, the revenue of technology segment generated $3.3 million compared to $1.5 million in the previous year due to more customers accepted the Company’s self-developed software.

In 2024, the total revenue increased to $49.8 million by 57% or $18.0 million from $31.8 million in 2023. The increase was mainly due to the increase in revenue in cross-border merchandize segment. The increase in cross-border merchandize segment of $18.7 million are mainly due to following reasons: (i) the Company expanded its imported luxury vehicle business in 2024 while 2023 is the first year of the Company to run the business; (ii) the Company started to run imported cosmetics business after acquiring certain brands distribution rights in 2024.

In 2024, the revenue of tourism segment generated $22.0 million compared to $21.6 million in previous year, representing a 2% increase.

In 2024, the revenue of technology segment generated $1.5 million compared to $2.7 million in the previous year due to our self-developed B2B technology solution for tourism cross-border merchandize were well penetrated in this niche industry and less potential clients left for the Company to promote. As a result, the Company started to sell upgraded system to these existing clients in 2024.

Cost of sales and gross profit rate

Cost of sales primarily consisted of (a) the purchased costs of products online sold in connection with the revenue from cross-border merchandize, (b) the cost to purchase tourism supply up front and cancelling cost if any, (c) the cost for outsourcing the travelling work to certain travel agencies, and (d) cost on amortization of software, which are used for our software sales.

Our cost of sales increased from $41.5 million in year 2024 to $72.5 million in year 2025, by 75%. The increase was mainly due to the increase of cost in connection with the increasing revenue in cross-border merchandize segment and tourism segment in year 2025 compared to 2024.

The gross profit ratio declined from 17% in 2024 to 13% in 2025. This decrease was primarily driven by a lower gross profit ratio in the cross-border merchandise segment, which fell from 27% in 2024 to 17% in 2025. The reduction in the gross profit ratio for this segment mainly reflects lower sales volumes of high-margin imported luxury cars and yachts during 2025.

Our cost of sales increased from $26.4 million in year 2023 to $41.5 million in year 2024, by 57%. The increase was mainly due to the increase of cost in connection with the increasing cross-border merchandize segment’s revenue in year 2024 compared to 2023.

The gross profit ratio kept at 17% in 2023 and 2024. However, the gross profit ratio of our tourism segment decreased from 9% in 2023 to 3% in 2024, which contributed 44% of total revenue in 2024. The decrease in the gross profit ratio of our tourism segment mainly resulted from the Company intentionally decreasing its selling prices due to the competition in this segment. The gross profit ratio of technology sub-segment in 2024 decreased to 39% from 99% in 2023 due to the reason that amortization of purchased software was recorded as cost of revenue in 2024, while no such amortization in 2023. The gross profit ratio of cross-border merchandise sub-segment increased from 10% in 2023 to 27% in 2024. The increase of gross profit ratio is mainly due to the higher gross margin of imported luxury cars and yachts sales in 2024.

Administrative expenses

Administrative expenses increased by $11.7 million or 587% to $13.6 million for the year 2025 from $1.8 million for the year 2024. The increase was mainly due to $9.5 million share-based compensation to employees, $1.0 million impairment for intangible assets and $0.8 million Directors’ compensation incurred in 2025.

Administrative expenses decreased by $0.2 million or 12% to $1.8 million for the year 2024 from $2.1 million for the year 2023. The change was mainly due to the Company cut down external service fee by $0.2 million, from $0.5 million in 2023 to $0.3 million in 2024.

Distribution and selling expenses

For the year ended December 31, 2025, distribution and selling expenses increased by $5.1 million, or 191%, to $7.7 million, compared with $2.6 million in 2024. The increase was primarily attributable to two factors: (i) the Company incurred approximately $3.9 million in promotional expenses to market its cross-border merchandise, compared with around $0.8 million in 2024; and (ii) the Company acquired several distribution rights for imported cosmetics during 2024 and 2025, leading to an incremental amortization expense of $1.6 million (increased from $1.8 million to $3.4 million).

The distribution and selling expenses increased by $2.6 million or 4396% to $2.6 million for the year 2024 from $0.1 million for the year ended December 31, 2023, primarily due to the reason that (i) the Company conducted a few exhibition events during year 2024 to promote its cross-border merchandise goods, which cost around $0.8 million in 2024, and (ii) the Company purchased several distribution rights of imported cosmetics, which resulted in an amortization expenses of $1.8 million in 2024.

(Loss)/profit for the year

We had a loss of $11.0 million in 2025 as compared to a profit of $3.1 million in 2024, representing a decrease of 458%. Net margin was -13% for the year ended December 31, 2025, compared to 6% for the year ended December 31, 2024.

We had a profit of $3.1 million in 2024 as compared to a profit of $3.0 million in 2023, representing an increase of 1%. Net margin was 6% for the year ended December 31, 2024, compared to 10% for the year ended December 31, 2023.

Profit for the year decreased $14.1 million from 2024 to 2025 mainly due to the operating expenses increased by $16.9 million, offset by gross profit increased by $2.1 million and income tax expenses decreased by $0.7 million.

Profit for the year increased 1% from 2023 to 2024 mainly due to the gross profit increased by $2.9 million and other losses decreased by $0.2 million, offset by the increased operating expenses of $2.3 million and income tax expense of $0.7 million.

B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $700,727. Our cash and cash equivalents consist of cash on hand and cash in the banks. As of December 31, 2025, the Company had a net working capital (defined as total current assets deducted by total current liabilities) of $6,193,505, accumulated deficit of $82,334,728, net loss of $11,000,842, and net cash outflows from operating activities of $4,093,184.

Our working capital is around $6.2 million, which is higher than the operating cash outflow of $4.1 million, which means that the cash and collections from receivables and prepayments support near-term operational needs. Furthermore, included in the current liability of $18.5 million, $7.2 million is related party payables. Related-party payables are unsecured, interest-free, and due on demand to the controlling shareholders. They will continue to support the company’s operation and will not ask the Company to repay the loan when the Company is short of cash. Therefore, the related party payable is, to some degree, not a current liability for the Company to repay within 1 year. As a result, the management of the company believes that its operating income, combined with the related parties’ commitment to cover operating expenses through loans, will enable the business to continue its operations. In parallel, the Company’s management continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company research and development activities, general and administrative expenses and growth strategy. These alternatives include raising funds through public or private equity markets and either from institutional or retail investors. Although there is no assurance that, if needed, the Company will be successful with its fundraising initiatives, management believes that the Company will be able to secure the necessary financing.

Given the above, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

	Fiscal Year Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(4,093,184)	$7,708,626	$(4,519,037)
Net cash provided by (used in) investing activities	(5,531,766)	(12,011,122)	2,625,599
Net cash provided by financing activities	9,098,437	5,140,029	1,873,479
Net increase (decrease) in cash and cash equivalents	(526,513)	837,533	(19,959)
Effects of exchange rate change in cash	42,784	(60,388)	(93,647)
Cash and cash equivalents at beginning of the period	1,184,456	407,311	520,916
Cash and cash equivalent at end of the period	$700,727	$1,184,456	$407,310

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

Net cash used in operating activities in fiscal year 2025 was $4.1 million, compared with net cash provided by operating activities of $7.7 million in the year ended December 31, 2024. The cash outflow in 2025 is mainly resulted from net loss of $11.0 million, increase of trade and other receivables of $12.8 million, offset by depreciation and amortization of $5.1 million, impairment of intangible assets of $1.0 million and other non-cash expenses or losses of $9.6 million, and decrease of trade and other payables of $4.0 million.

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

Investing Activities

Net cash used in investing activities in fiscal year 2025 was $5.5 million, compared with $12.0 million net cash used in investing activities in 2024. The net cash used in investing activities in 2025 mainly resulted from cash used to purchase intangible assets of $5.6 million, offset by cash proceeds on disposal of property and equipment of $0.1 million.

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

Financing Activities

Net cash generated from financing activities in fiscal year 2025 was $9.1 million, compared with $5.2 million net cash generated in financing activities in 2024.

Net cash generated from financing activities in 2025 mainly represents the proceeds from bank loans of $1.5 million and proceeds from related parties of $9.3 million, partially offset by repayment of bank loans of $1.7 million.

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

The Company’s Cash Flows and Summary Of Applicable Regulations

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

Our corporate structure is a direct holding structure, that is, the overseas entity listed in the U.S., JX Luxventure Group Inc., incorporated Marshall Islands, currently has no material operations on its own. It directly owns wholly owns Flower Crown Holding, a Cayman Islands company, which wholly owns Flower Crown (China) Holding Group Co., Limited, a limited company incorporated in Hong Kong (“Flower Crown HK”) and, since August 23, 2023, the Billion Place Limited (Hong Kong) Co., Limited (“Billion HK”), also a limited company incorporation in Hong Kong. Flower Crown HK wholly owns all of the share capital of JX Hainan or WFOE, our indirect PRC subsidiary, which, in turns, owns other PRC operating entities. In 2024, JX Hainan acquired 100% equity interest of Tianjin Baoliting Intelligence Technology Co., Ltd (“Baoliting”). Separately, Billion HK wholly owns other PRC operating entities, including newly-formed Baofu (Zhuhai) Technology Co., Ltd. (“Baofu Technology”), Hainan Si Quan Run Hang International Travel Agency Co., Ltd. (“Hainan Travel”), and Hefei Si Quan Run Hang International Travel Agency Co., Ltd. (“Hefei Travel”).

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

Loans, Other Commitments, Contingencies

As of December 31, 2025, the Company has two loans outstanding as below:

	Annual Interest	Maturity	December 31,
	Rate	date	2025
Industrial Bank	2.80%	December 24, 2026	$1,072,486
Industrial Bank	2.60%	May 6, 2026	$500,493
Total			$1,572,979

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

Retirement benefit costs

Pursuant to the relevant regulations of the PRC government, the Company’s subsidiaries located in the PRC participate in a local municipal government retirement benefits scheme (the “Scheme”), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Company’s participating subsidiaries, the local municipal government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the PRC; accordingly, the only obligation of the Company with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Company. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Company has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis. For leases where the Company is the lessee, the lease term is either cancelable or no longer than 12 months, so the Group has elected not to record the leased assets.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. IFRS 16 did not have any significant impact on leases where the Company is the lessor.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financing component, the Company initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

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

Financial assets at fair value through other comprehensive income (debt instruments)

The Company measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

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

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IFRS 9 Financial Instruments. The Company may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

The Company may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

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

Financial instruments – impairment of financial assets

The Company recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flow will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Company considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flow.

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

Simplified approach

For trade receivables that do not contain a significant financing component or when the Company applies the practical expedient of not adjusting the effect of a significant financing component, the Company applies the simplified approach in calculating ECLs. Under the simplified approach, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Company chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial instruments – financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management as of the date of this Annual Report.

NAME	AGE	POSITION
Sun Lei	42	Chief Executive Officer, Co-chairwoman and Director
Huidan Li	44	Co-chairman and Director
Mu Ruifeng	61	Independent Director
Tiange Yin	26	Independent Director
Jin Yan	55	Independent Director

Ms. Sun Lei. Ms. Sun, age 42, has been our Chief Executive Officer and a director of our Board since December 21, 2020, and our Interim Financial Officer and Co-Chairwoman since November 7, 2022. She is an expert in management operation and an avid world traveler. She was: i) the CEO of a family-owned conglomerate and, during her tenure, fully revamped its operation and expanded its business operation through mergers and acquisitions; ii) formed a partnership with Richemont International Group in Paris; and iii) founded Jinxuan Luxury Tourism Group in 2016, engaging in the operation of global high-end business jets, luxury brand yachts and automobiles. In addition to her rich experience in luxury goods management, Ms. Sun is also an E-Commerce entrepreneur. Ms. Sun Lei graduated from Emlyon Business School in France with a Bachelor’s degree in business administration, a Master’s Degree in economics and a Master’s degree in finance. She also studied at School of Economics and Management of Tsinghua University.

Mr. Huidan Li. Mr. Li, age 44, has been our Chairman and a director of our Board since December 21, 2020, and now is a Co-chairman since November 7, 2022. He is the founder of Baofu (Beijing) Holding Co., Ltd (“Baofu”). For the past fifteen (15) years, Mr. Li successfully expanded its business into real estate, import and export, fin-tech and medical sectors. Baofu currently operates more than 15 companies. Mr. Li received his MBA degree from University of Hawaii.

Mr. Mu Ruifeng. Mr. Mu, age 62, has been the independent director of our Board since October 25, 2020. He is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Jin Yan. Mr. Jin, age 56, has been the independent director of our Board since October 25, 2020. He has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Ms. Tiange Yin, age 26, was appointed to our Board and to the Audit Committee on March 13, 2026, following the Board’s determination that she meets the independence criteria for directors and additional independence criteria prescribed by Nasdaq listing rules and SEC Rule 10A-3 for members of the Audit Committee. She has over 5 years of experience in the accounting sector. For the last 5 years, she has been working at Zhi CPA, starting as an associate in 2022 and progressing to a position of senior manager in 2024. She is a graduate of King’s College London.

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

For the years ended December 31, 2025 and December 31, 2024, we did not pay cash as compensation to our directors and executive officers as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

For the year ended December 31, 2025, we provided the following equity compensation to our directors:

On January 3, 2026, the Company issued an aggregate of 140,000 shares of its common stock (the “Bonus Shares”) to the four members of the Board, including the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of Common Stock as compensation for such director’s services for the fiscal year ended 2025.

For the years ended December 31, 2024 and December 2023, we did not grant shares to our directors and officers, including our Chief Executive Officer.

Equity Incentive Plans

On December 24, 2018, the Board of Directors of the Company adopted the 2018 Equity Incentive Plan, or the 2018 Plan, for up to 3,333 shares of Common Stock as equity incentives to its directors, employees and consultants.

2022 Equity Incentive Plan

On January 11, 2022, we terminated the 2018 equity incentive plan and adopted a new equity incentive plan (the “2022 Plan”) that provided for a maximum of 16,667 shares of Common Stock authorized for issuance. Between February 12, 2022, and October 25, 2022, the Company issued all of the shares of Common Stock available for issuance under the 2022 Plan.

The New 2022 EIP, as amended.

On October 26, 2022, the Board terminated the 2022 Plan and adopted JX Luxventure Limited the New 2022 Equity Incentive Plan (the “New 2022 EIP”), which authorized 66,667 maximum shares of Common Stock for issuance. On May 7, 2025, the Company amended the New 2022 EIP by Amendment #1 to, among other things, (i) change the name of the plan from “JX Luxventure Limited New 2022 Equity Incentive Plan” to “JX Luxventure Group Inc. New 2022 Equity Incentive Plan”, to reflect the current name of the Company; (ii) increase the maximum number of shares authorized under the New 2022 EIP to 1,666,667 shares of Common Stock, and (ii) eliminate limitation on the maximum number of shares to be issued under the New 2022 EIP to any individual participant in any one fiscal year of the Company. On August 1, 2025, the Company further amended the New 2022 EIP by Amendment #2, which reduced the maximum number of shares of Common Stock authorized for issuance under the New 2022 EIP from 1,666,667 to 666,667 shares of Common Stock. Amendment #2 was approved by the unanimous written consent of the Board and by written consent of the holders of 52% of the total issued and outstanding capital stock of the Company.

The 2026 Equity Incentive Plan

On January 5, 2026, the Board terminated 2022 EIP, as amended, and approved the adoption of the 2026 Equity Incentive Plan (the “2026 Plan”), effective immediately. The holders of approximately 61% of the total issued and outstanding capital stock of the Company approved the terms and provisions of the 2026 Plan, in accordance with the applicable provisions of the BCA and the Company’s Bylaws.

The maximum aggregate number of shares of Common Stock, issuable under the 2026 Plan shall be four million five hundred thousand (4,500,000) shares, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

The following paragraphs summarize the terms of the 2026 Plan.

Purpose. The purposes of the 2026 Plan are to promote the long-term growth and profitability of the Company and its affiliates by stimulating the efforts of employees, directors and consultants of the Company and its affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of awards of or pertaining to our Common Stock. The 2026 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the administrator of the 2026 Plan may determine.

Administration. The 2026 Plan is administered by our Board. The administrator has the authority to determine the specific terms and conditions of all awards granted under the 2026 Plan, including, without limitation, the number of shares of common stock subject to each award, the price to be paid for the shares and the applicable vesting criteria. The administrator has the discretion to make all other determinations necessary or advisable for the administration of the 2026 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to employees, directors or consultants either alone or in combination with any other awards. ISOs may be granted only to employees of the Company, and of any parent or subsidiary.

Shares Available for Issuance Under the 2026 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of shares that may be issued under the 2026 Plan is 4,500,000 shares of Common Stock, (b) to the extent consistent with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), Subject to the certain provisions of the 2026 Plan, including but not limited to, the reorganizations, combinations, mergers,  to the extent consistent with Section 422 of the Code, the shares may be issued as ISOs under the 2026 Plan as to be determined by the Administrator; only employees of the Company or any parent or subsidiary shall be eligible for the grant of ISOs; for awards denominated in Shares and satisfied in cash. The number and class of shares available under the 2026 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2026 Plan or otherwise determined by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. However, the administrator may, at or after the grant of an award other than an ISO, provide that such award may be transferred by the recipient to a “family member” (as defined in the 2026 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the administrator, acting in its sole discretion, and as required by our Restated Articles. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Termination of, or Amendments to, the 2026 Plan. The Board may at any time amend, alter, suspend or terminate the 2026 Plan, provided that the Company will obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable Laws. No amendment, alteration, suspension or termination of the 2026 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Termination of the 2026 Plan will not affect the administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

The 2026 Plan will terminate ten years following the date it was adopted by the Board, unless sooner terminated by the Board.

Employment Agreements

We currently do not have employment agreements with our executive officers and we have not entered into any fixed compensation arrangements with any of our directors.

On July 12, 2022, the Company entered into the 2022 Employment Agreement with Sun Lei for a one (1) year term, which expired on July 11, 2023.

C. Board Practices

Our Board currently consists of five members, namely Sun Lei, Huidan Li, Mu Ruifeng, Jin Yan, and Tiange Yin.

The Board has established the Audit Committee, which is comprised entirely of independent directors. From time to time, the Board may establish other committees.

Audit Committee

Our Audit Committee is currently composed of three members: Mu Ruifeng, Jin Yan, and Tiange Yin. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mu Ruifeng serves as Chair of the Audit Committee.

Our Board has determined that Mr. Mu Ruifeng is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of the work of the independent auditor;

●	reviewing and pre-approving all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor;

●	reviewing and approving all proposed related-party transactions;

●	discussing the interim and annual financial statements with management and our independent auditors;

●	reviewing and discussing with management and the independent auditor (a) the adequacy and effectiveness of the Company’s internal controls, (b) the Company’s internal audit procedures, and (c) the adequacy and effectiveness of the Company’s disclosure controls and procedures, and management reports thereon;

●	reviewing reported violations of the Company’s code of conduct and business ethics; and

●	reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors.

D. Employees

As of December 31, 2025, we employed 95 full-time employees. The following table sets forth the number of our full-time employees by function.

Function	Number of Employees
Management and Administration	6
Finance	2
Business Development	54
IT R&D	33
TOTAL	95

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

E. Share Ownership

The following table lists, as of May 15, 2026, the number of shares of Common stock beneficially owned by (i) each person, entity or group each of our directors; (ii) each of our Named Executive Officers and (iii) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o JX Luxventure, Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

The percentages below are calculated based on 9,276,831 shares of Common Stock issued and outstanding as of May 15, 2026.

Name	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(3)
Officers and Directors
Sun Lei	Chief Executive Officer, Interim Chief Financial Officer, Co-Chairwoman and Director	Common Stock	2,595,473	(1)(2)	28.0%
Huidan Li	Co-Chairman	Common Stock	685,807		7.39
Tiange Yin	Director	Common Stock	0		0
Mu Ruifeng	Director	Common Stock	35,167		0.38%
Jin Yan	Director	Common Stock	35,167		0.38%
All current officers and directors as a group (5 persons named above)		Common Stock	3,351,614	(1)(2)	36%

*	Less than 1%

(1)	Includes 350 shares of Common Stock held by Happy Brilliance Limited, a Cayman Islands company in which Sun Lei, our Chief Executive Officer, interim Chief Financial Officer, Co-Chairwoman and Director, has the sole voting and dispositive power.

(2)	Does not include (i) 2,067 shares of Common Stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock; (ii) 1,250 shares of Common Stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; and (iii) 1,733 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock. All shares of preferred stock beneficially owned by Ms. Lei vote together with common stock on an as-converted basis.

(3)	The percentage is calculated based upon Ms. Lei’s sole voting and dispositive power over 2,600,523 shares of Common stock, including 5,050 shares of Common stock issuable upon conversion of shares of Series A, C and D Preferred Stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

On May 22, 2022, the Board granted 1,667 shares of Common Stock to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “2021 Employment Agreement”). The Shares bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

On June 22, 2022, the Board authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Mr. Lei, our Chief Executive Officer of Company (the “Share Repurchase Program”). The Repurchase Program provided that Mrs. Lei will not sell the shares in the public market for at least two years. Purchase to the Repurchase Program, on March 28, 2023, she acquired in private negotiated transactions 2,533 shares of Common Stock, at the total purchase price of $1,780,000; 1,240,000 shares of Series A Convertible Preferred Stock, convertible into 2,067 shares of Common Stock at the total purchase price of $1,240,000; and 80,000 shares of Series D Convertible Preferred Stock, convertible into 1,733 shares of Common Stock at the purchase price of $2,080,000.

On August 23, 2024, the Company issued to Huidan Li, the Co-Chairman of the Board, the 2024 Original Note, in the principal amount of $3,000,000 in consideration of the continuous advances of funds to the Company On August 26, 2024, Mr. Li sold, transferred, and assigned the 2024 Original Note and, collectively, all of his rights, title and interest in, to and under the 2024 Original Note to eight Assignees, pursuant to the Assignment Agreement among the Company, Mr. Li as Assignor and the Assignees, and the Company issued to the Assignees promissory notes on the terms of the 2024 Original Note. Pursuant to the 2024 Exchange Agreement among the Company and the Assignees, on September 26, 2024, the Assignees canceled the total outstanding principal amount due under the promissory notes issued by the Company to the Assignees in exchange for the issuance of an aggregate of 1,000,000 shares (each Holder was issued 125,000 shares) of Series E Convertible Preferred Stock.

On February 17, 2025, the Company issued a new promissory note (the “2025 Original Note”) to Mr. Li in the principal amount of $3,500,000, in consideration of funds advanced by Mr. Li to the Company. On April 21, 2025, Mr. Li transferred and assigned to six (6) investors (the “Assignees”) an aggregate of $1,380,000, representing a portion of the principal amount under the 2025 Original Note (the “Total Assigned Debt”), with each Assignee to be assigned a portion of the Total Assigned Debt equal to $230,000 (the “Assignment”), in consideration of the purchase price of $230,000 from each Assignee. Upon Mr. Li’s assignment of the Total Assigned Debt to Assignees, the Company issued to Mr. Li a new promissory note in principal amount of $2,120,000, representing the total remaining outstanding amount due to Mr. Li under the 2025 Original Note, on the terms of the 2025 Original Note. The Company also issued promissory notes to each Assignee in the principal amount of $230,000 (the “Investor Note”), recognizing each Assignee as the legal holder of the Assignment and the noteholder of the Investor Note. The terms of the Investor Note are the same as the terms of the 2025 Original Note issued by the Company to Mr. Li. On March 6, 2026, the Company and Mr. Li entered into the Debt Exchange Agreement, pursuant to which on March 26, 2026, the Company issued to Mr. Li 650,307 shares of Common Stock, at the price of $3.23 per share, in exchange for the cancellation of $2,120,000 outstanding amount under the promissory note, dated April 21, 2025.

On July 14, 2025, the Company issued 33,337 shares of Common Stock to Ms. Lei in exchange for cancellation of $510,000, representing a portion of the total outstanding amount due owed by the Company to Ms. Lei.

On September 3, 2025, the Company and Sun Lei entered into a new debt exchange agreement (the “Debt Exchange Agreement”), pursuant to which 0n September 25, 2025, at the closing of the Debt Exchange Agreement, Company issued to her an aggregate of 2,352,941 shares of Common Stock at the purchase price of $0.85 per share in exchange for her cancellation of $2,000,000, representing a portion of the total outstanding amount of her loans to the Company.

On December 16, 2025, the Company and Sun Lei entered into the Debt Exchange Agreement, pursuant to which the Company on January 2, 2026, at the closing of the Debt Exchange Agreement, the Company issued to Ms. Lei an aggregate of 300,000 shares of Common Stock in exchange of her cancellation of $1,470,000, representing a portion of the total outstanding amount of her loans to the Company.

On March 26, 2026, the Company and Ms. Lei entered into a debt exchange agreement, pursuant to which on April 10, 2026, the Company issued to Ms. Lei 2,100,000 shares of Common Stock, at the price of $2.986 per share, in exchange for her cancellation of $6,270,600, representing a portion of the total outstanding amount due by the Company to Ms. Lei.

On January 3, 2026, the Company issued an aggregate of 140,000 shares of its common stock (the “Bonus Shares”) to the four members of the Board, including the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of Common Stock as compensation for such director’s services for the fiscal year ended 2025. The whole Board previously approved and authorized the issuance of the Bonus Shares.

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

Our Board has discretion as to whether to distribute dividends, subject to above-referenced restrictions under Marshall Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, the amount of distribution, if any, received by us from our subsidiaries, general financial condition, contractual restrictions and other factors that the Board may deem relevant. Please see the section entitled “PRC Regulations - Taxation” for information on the potential tax consequences of any cash dividends declared.

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

On October 20, 2025, the Board, and on November 6, 2025, the holders 56% of the holders of the outstanding capital stock, approved the 1-for-15 reverse stock split of the Company’s issued and outstanding Common Stock.

On November 18, 2025 the Company filed the Amendment with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, which became effective upon filing. On November 21, 2025, the Company’s Common Stock began trading on a post-split basis on The Nasdaq Capital Market.

Approximate Number of Holders of Our Securities

On May 15, 2026, there were approximately 409 holders of record of our Common Stock and 1 holder of record of our Preferred Stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our Restated Articles of Incorporation, as amended, authorize the Company to issue up to 155,000,000 shares with a par value of $0.0001, consisting of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred stock. As of date of this Annual Report, 9,276,831 shares of Common Stock are issued and outstanding and 1,470,000 of Preferred Stock are issued and outstanding, consisting of 1,240,000 shares of Series A Preferred; 150,000 shares of Series C Preferred, 80,000 shares of Series D Preferred. All of the shares of Series E Preferred Stock and Series F Preferred Stock were converted into shares of Common Stock, and there are no outstanding shares of Series E Preferred Stock or Series F Preferred Stock.

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

As stated in our Amended and Restated Certificate of Designation of Series C Preferred, each share of Series C Preferred is convertible into 5 shares of Common Stock, subject to adjustments resulting from reverse stock splits. As a result of the Reverse Stock Splits, 120 shares of the Series C Preferred Stock is convertible into 1 share of Common Stock. Series C Preferred votes together with holders of Common Stock on an as-if-converted basis, which is not exercisable for one year, has no special dividend rights, and ranks equally to our Common Stock with respect to rights upon liquidation. All shares of Common Stock issuable upon conversion of the Series C Preferred are subject to a one-year lock-up agreement running from the initial closing of the financing. Our offer and sale of the Series C Preferred was exempt under Rule 506(b) under Regulation D, as it did not involve any general solicitation or advertising and was made to an accredited investor within the meaning of Rule 501 under Regulation D.

Series D Convertible Preferred Stock

On October 18, 2021, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA, duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series D Convertible Preferred Stock” and adopted the Certificate of Designations of the Series D Convertible Preferred Stock (the “Certificate of Designations of Series D”) which authorized for issuance 100,000 shares of Series D Convertible Preferred Stock and had the stated initial stated value of US$39.00 per share (the “Series D Preferred”). On November 1, 2021, the Company offered and sold 100,000 shares of Series D Preferred to an accredited investor for the total gross proceeds of $3,900,000, in reliance upon Section 4(a)(2) of the Securities Act. On April 20, 2022, our Board adopted resolutions, by unanimous written consent, pursuant to Section 35 of the BCA, in which it determined that the Certificate of Designation of Series D Preferred was not filed with the Registrar of Corporations, in accordance with the provisions of sections 35 and 5 of the BCA at the time the Certificate of Designation of Series D Preferred was approved by the Board, and that it is in the best interests of the Corporation and its stockholders to correct the file the Certificate of Designation of Series D Preferred with the Registrar of Corporations, to correct an administrative oversight. Pursuant to this unanimous written consent dated April 20, 2022, the Board of Directors ratified and confirmed to treat the investor that purported to have been issued 100,000 shares of Series D Preferred economically, as if such holder (the “Holder”) has been the holder of 100,000 shares of Series D Preferred since November 1, 2021, the date of the purported issuance of Series D Preferred, rather than the date of the filing of the Certificate of Series D Preferred and the Amended and Restated Certificate of Series D Preferred with the Registrar of Corporations. On April 25, 2022, the Company filed the Certificate of Designation of Series D Preferred with the Registrar of Corporations, and on April 27, 2022, we filed the Amended and Restated Certificate of Designation of Series D Preferred with the Registrar of Corporations. As stated in the Amended and Restated Certificate of Designation of Series D Preferred, shares of Series D Preferred vote together with holders of shares of Common Stock on an as-if-converted basis; have no special dividend right, ranks equal to the Common Stock with respect to rights upon liquidation and are convertible into shares of Common Stock on a 1 do 13 basis at any time following the issuance, subject to the adjustments with respect to the reverse stock split, as a result of which each share of Series D Preferred Stock may be currently converted into 1.3 shares of Common Stock. However, the conversion is limited to the extent that no conversion may occur if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the holder of such shares at such time, would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock. On May 2, 2022, the Holder converted 20,000 shares of Series D Preferred into 26,000 shares of Common Stock.

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

The Certificate of Designation of Series E Stock features a stated value of $3.00 per share, the conversion rate of 1 for 2.5 (reflecting the 1-for-4 post reverse split ratio on the dates when all Series F Stock were converted), no additional consideration by the Holder for the conversion of Series E Shares into the shares of the Company’s common stock and provided the schedule of conversion, such as, (i) up to 30% of the Series E Shares issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 30% of the Series E Shares counted on the date of the issuance may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 40% of the Series E Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance. Pursuant to the Certificate of Designation of Series E Stock, on April 3, 2025, the Company required holders to convert all Series E Shares that remained outstanding on or after March 14, 2025 into shares of common stock. As a result, as of the date of this Annual Report, all of 1,000,000 Series E Shares were converted into shares of Common Stock, and the Company does not have any outstanding shares of Series E Preferred Stock.

Series F Convertible Preferred Stock

On April 22, 2025, our Board acting by unanimous written consent, in accordance with Section 35 of the BCA, and holders of majority of the voting power of the Company duly adopted the resolutions creating a new series of Preferred Stock, designated as “Series F Convertible Preferred Stock” and adopted the Certificate of Designation of Series E Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) which authorized for issuance 69,000 shares of Series F Convertible Preferred Stock and had the stated initial stated value of US$20.00 per share.

On May 23, 2025, the Company filed the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act, establishing the Series F Stock.

Series F Shares feature a stated value of $20.00 per share and are convertible into shares of the Company’s Common Stock at the conversion rate of 1 for 100 (pre-split) or 1 for 6.667 (following the 1-for-15 reverse stock split, effective November 18, 2025), without payment or any additional consideration by the holder thereof. Such conversion is subject to the following schedule: (i) up to 2,000 of the Series F Shares issued to each holder may be converted by such holder at any time from the date of the issuance; (ii) up to additional 2,500 of the Series F Shares may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 3,000 of Series F Shares counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance; and (iv) the remaining 4,000 of the Series F Shares may be converted by such holder after nine (9) months from the date of the issuance. If any Series F Shares remain outstanding on or after one (1) year from the date of the issuance, the Company will have the right, but not the obligations, to require the holders of such Series F Shares to convert them into the number of fully paid and non-assessable shares of common stock.

On May 29, 2025, at the closing of the Exchange Agreement, the Company issued to the holders of Series F Shares an aggregate of 69,000 shares of Series F Stock in cancellation of the Total Amount Due (each Holder received 11,550 shares of Series F Stock), in cancellation of $1,380,00 principal amount under the promissory notes issued the noteholders. As of the date of the Annual Report, all shares of Series F Stock were converted into shares of Common Stock.

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

Shareholder Meetings

Annual stockholder meetings will be held at a time and place selected by our Board. The meetings may be held in or outside of the Marshall Islands. Under our Restated Articles, special meetings may be called by the Board, or by the secretary of the Company requested by stockholders representing certain amount of voting power. Our Board shall give not less than 15 days and not more than 60 days prior written notice of a shareholders’ meeting to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his/her shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect.

Our bylaws provide that a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than a majority of the votes of the shares issued and outstanding and entitled to vote on resolutions of shareholders to be considered at the meeting.

If a quorum is present, the affirmative vote of a majority of the shares of stock represented at the meeting will be the act of the shareholders. At any meeting of shareholders, each shareholder entitled to vote any shares on any manner to be voted upon at such meeting shall be entitled to one vote on such matter for each such share. Any action required or permitted to be taken at a meeting, may be taken without a meeting if consent in writing setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use with the exception for the real estate enterprise.

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

We initially adopted an equity incentive plan in 2018 under which we have the discretion to award incentives and rewards to eligible participants. On January 11, 2022, we terminated the 2018 equity incentive plan and adopted the new equity incentive plan (the “2022 Plan”). On October 26, 2022, we terminated the 2022 Plan and adopted the New 2022 EIP with 66,667 maximum authorized shares of Common Stock for issuance. On May 7, 2025, the Company amended the New 2022 EIP, pursuant to which, among other things, the number of maximum authorized shares of Common Stock available for issuance increased to 1,666,667 shares of Common Stock, and on August 1, 2025, our Board and the holders of 52% of the total issued and outstanding capital stock of the Company, approved Amendment #2 to the New 2022 EIP, which reduced the maximum number of shares of Common Stock authorized for issuance under the New 2022 EIP from 1,666,667 to 666,667 shares of Common Stock. On January 5, 2026, the Board terminated 2022 EIP, as amended, and approved the adoption of the 2026 Equity Incentive Plan (the “2026 Plan”), effective immediately, which was approved by the holders of approximately 61% of the total issued and outstanding capital stock of the Company. The 2026 Plan authorized a maximum of 4,500,000 shares of Common Stock for issuance. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Related to Doing Business in China.”

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025.

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

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in IFRS and SEC reporting requirements.

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

Management assessed our internal control over financial reporting as of December 31, 2025.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of December 31, 2025 was ineffective. We have taken, and are taking, certain actions to remediate the material weakness related to our lack of IFRS and SEC reporting experience. We engaged a consultant with IFRS knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with IFRS.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our Board currently consists of three members, Mu Ruifeng, Jin Yan and Tiange Yin . Our Board has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our Board has determined that audit committee financial expert is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

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

	Fiscal Year Ended December 31,
	2024	2025
Audit Fees*	$210,000	$210,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Prior to July 10, 2017, in lieu of an audit committee comprised of three independent directors, our audit committee was comprised of two independent members of our Board, namely, John Sano and Matthew C. Los. On July 10, 2017, the Board appointed Ms. Yuet Mei Chan as an independent director and a member of the audit committee. On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company and on October 25, 2020, Mr. Mu Ruifeng and Mr. Jin Yan were appointed as independent directors of the Company and member of the Audit Committee of the Company. On May 2, 2022, Yuet Mei Chan resigned from her position as independent director of the Company and on May 3, 2022, Mr. Baojun Zhu was appointed as independent director of the Company and a member of the Audit Committee of the Company. As a result, we are in full compliance with the Nasdaq listing rules for the audit committee. On March 13, 2026, Mr. Zhu, resigned from serving as a member of the Board and the Audit Committee, and upon his resignation, the Board appointed Ms. Tiange Yin as a member of the Board and a member of the Audit Committee effective immediately. The Board determined that Mr. Yin meets the independence criteria for directors and additional independence criteria prescribed by Nasdaq listing rules and SEC Rule 10A-3 for members of the Audit Committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in the Republic of the Marshall Islands (“RMI”) and our corporate governance practices are governed by applicable RMI law, our Restated Articles and bylaws. In addition, because our Common Stock is listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements. However, we are exempt from certain corporate governance requirements available for foreign private issuers described below.

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

Governance

Our Board is responsible for overseeing our cybersecurity risk management. Our Board shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our cybersecurity officer.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 to Amendment No. 4 to the registrant’s Registration Statement on Form F-1 filed on October 24, 2012 (Commission File No. 333-180571)).
1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 31, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on February 3, 2017 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 3, 2017)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on June 21, 2021 (incorporated by reference to Exhibit 1.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
1.5	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on October 4, 2021 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 7, 2021)
1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2023 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 25, 2023)
1.7	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on December 27, 2024 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 6, 2025)
1.8	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on November 18, 2025 (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 18, 2025)
1.9	By-laws as amended on September 22, 2014 (incorporated by reference to Exhibit 1.3 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.1	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
2.2	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.3	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.4	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.5	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 25, 2022 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.6	Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.7	Amended and Restated Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.8	Amended and Restated Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.9	Amended and Restated Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on April 27, 2022 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)

2.10	Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock, filed with the Office of the Registrar of Corporations of Republic of the Marshall Islands on May 10, 2022 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the registrant on May 13, 2022)
2.11	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the registrant on September 27, 2024)
2.12	Certificate of Designation, Preferences, Rights and Limitations of Series F Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K by the registrant on May 30, 2025)
2.13	Description of Securities (incorporated by reference to Exhibit 2.12 to the Annual Report on Form 20-F filed by the registrant on May 15, 2025)
4.1	Negotiable Promissory Note, dated August 23, 2024, issued by the registrant to Huidan Li, the Co-Chairman of the board of directors (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on August 28, 2024)
4.2	Form of Negotiable Promissory Note dated August 26, 2024, issued by the registrant to noteholders (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on August 28, 2024).
4.3	Negotiable Promissory Note dated April 21, 2025, issued by the registrant to Huidan Li, the Co-Chairman of the board of directors (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 24, 2025)
4.4	Form of Negotiable Promissory Note dated April 21, 2025, issued by the registrant to noteholders (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K filed by the registrant on April 24, 2025)
4.5	Purchase Note related to the Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.6	Pledge and Security Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.3 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
4.7	Rights Agreement between KBS Fashion Group Limited and American Stock Transfer & Trust Company, LLC, as rights agent, dated March 11, 2021 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2021)
4.8	2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on February 11, 2022)
4.9	The New 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 1, 2022)
4.10	Amendment # 1 to the New 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report of Foreign Private Issuer on Form 6-K filed by the registrant on May 8, 2025)
4.11	Amendment #2 to the New 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the registrant on August 4, 2025)
4.12	The 2026 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 6, 2026)
8.1*	List of the registrant’s subsidiaries

10.1	Share Exchange Agreement, by and among, KBS Fashion Group Limited, Flower Crown Holding and the shareholders of Flower Crown Holding, dated December 21, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K/A filed by the registrant on December 28, 2020)
10.2	English Translation of Cross-Border Payment Agreement between Flower Crown (Hainan) Cross-Border E-Commerce Co., Ltd and Hainan New Generation Technology Co., Ltd., dated December 25, 2020 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.3	English Translation of Digital RMB Acceptance Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 12, 2021)
10.4	English Translation of Cross-Border Payment Agreement (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 29, 2021)
10.5	Strategic Cooperation Framework Agreement on Cross-border Supply Chain of Duty-free Merchandise (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 15, 2022)
10.6	Framework Agreement on Strategic Cooperation executed by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant, and Ragdoll International Trading Co., Ltd. dated March 31, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 4, 2022)
10.7	English Translation of Group Airline Ticket Framework Agreement by and between Beijing Heyang International Travel Service Co., Ltd., a registrant’s subsidiary, and Tianjin China Travel International Travel Service Co., Ltd. dated May 21, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished May 24, 2022)
10.8	English Translation of Framework Agreement on Strategic Cooperation by and between Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Hainan Douxing Cultural Media Co., Ltd. dated June 17, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished June 22, 2022)
10.9	English Translation of the Cooperation Agreement by and between Jin Xuan (Hainan) Holding Co., Ltd., a subsidiary of the Company, and Kaiwo International Trading Co. Ltd. dated July 26, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished July 26, 2022
10.10	English Translation of Strategic Cooperation Agreement by and between Flower Crown (China) Holding Group Co., Ltd. (“JXFC”), a subsidiary of the registrant and with Hainan Hang Seng Zhongli Commercial Holding Co., Ltd. dated October 3, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished October 3, 2022)
10.11	English Translation of the Employment Agreement between the registrant and Sun Lei, Chief Executive Officer, dated July 12, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on July 13, 2022)
10.12	Stock Purchase Agreement between the registrant and Shenzhen Zhongjiyingfeng Investment Co., Ltd. dated October 19, 2022 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 19, 2022)
10.13	English Translation of Technology Development and Promotion Commission Contract by and between Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K furnished on July 19, 2023)
10.14	English Translation of the Share Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd, a subsidiary of the registrant, and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)

10.15	English Translation of the Supplemental Agreement to the Equity Transfer Agreement by and between Jinxuan Product Travel (Hainan) Digital Technology Co., Ltd., a subsidiary or the registrant and Xing Guilian for the sale of 100% ownership of Beijing Heyang International Travel Service Co., Ltd. dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)
10.16	Note Transfer and Assignment Agreement among the registrant, Assignor and the Assignees, dated August 26, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, dated August 29, 2024)
10.17	Debt Exchange Agreement among the registrant and the noteholders, dated August 26, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K dated August 29, 2024).
10.18	Note Transfer and Assignment Agreement among the registrant, Assignor and the Assignees, dated April 21, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, dated April 24, 2025)
10.19	Debt Exchange Agreement among the registrant and the noteholders, dated August 22, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K dated April 24, 2025).
10.20	Debt Exchange Agreement between the registrant and Sun Lei, dated July 14, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated July 17, 2025)
10.21	English translation of 2025 Strategic Cooperation Framework Agreement between Jin Xuan (Hainan) and Holding Group Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated July 29, 2025)
10.22	Debt Exchange Agreement between the registrant and Sun Lei, dated September 3, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated September 4, 2025)
10.23	English translation of the System Equipment Sales and System Research and Development Exclusive Project Service Agreement between Jinxuan (Hainan) Digital Technology Co., Ltd., a subsidiary of the registrant and Beijing Shuhangtong Information Technology Co., Ltd dated September 22, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated September 23, 2025)
10.24	Debt Exchange Agreement between the registrant and Sun Lei, dated December 16, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated December 17, 2025)
10.25	Debt Exchange Agreement between the registrant and Huidan Li, dated March 6, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated March 9, 2026)
10.26	Debt Exchange Agreement between the registrant and Sun Lei dated March 26, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated March 26, 2026)
10.27	Share Exchange Agreement among the registrant, Dazzly Investment, Inc., and shareholders of Dazzly Investment, Inc. dated April 13, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K dated April 14, 2026)
11.1	Code of Ethics, adopted on October 25, 2014 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on October 27, 2015)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed by the registrant on May 15, 2025)
12.1/12.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1/13.2*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from Onestop Assurance PAC, Independent Registered Public Accounting Firm.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by the registrant on May 15, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorize the undersigned to sign this annual report on its behalf.

Date: May 15, 2026	JX Luxventure Group Inc.

/s/ Sun Lei
Sun Lei Chief Executive Officer (Principal Executive Officer)

JX Luxventure Group Inc.

Consolidated Financial Statements

For the years ended December 31, 2025, 2024, 2023

(Stated in US dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of JX Luxventure Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of JX Luxventure Group Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss)/income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of property, plant and equipment and intangible assets -

Critical Audit Matter Description

As of December 31, 2025, property, plant and equipment and intangible assets amounted to USD1.9 million and RMB16.3 million respectively. The non-financial assets are evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable, the management reviews the business performance of each cash generating unit (“CGU”) and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the recoverable amount of each CGU is estimated using a discounted cash flow model covering the remaining useful life of the CGU.

We identified the impairment of cash generating unit as a critical audit matter. There was significant judgment made by management in estimating projected revenue growth, profit margins and discount rates. This in turn lead to high degree of auditor judgment, and effort in performing procedures to evaluate the significant assumption in the value in use estimation.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

These audit procedures included:

●	Evaluated the reasonableness of the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used.

●	Significant assumptions were compared to current available financial data and evaluations were made of how changes to such assumptions, and other factors would affect the outcomes.

●	Assessed the arithmetical correctness of the cash flow model and the completeness of disclosures in the consolidated financial statements.

/s/ Onestop Assurance PAC

Singapore

May 15, 2026

PCAOB ID number: 6732

We have served as the Company’s auditor since 2022.

JX Luxventure Group Inc.

Consolidated Statements of Operations and Comprehensive (Loss)/Income

For the years ended December 31, 2025, 2024, 2023

(Stated in U.S. Dollars)

		Year ended December 31,
	Notes	2025	2024	2023
Revenue	8	82,936,767	49,840,288	31,840,588
Cost of sales	9	(72,501,980)	(41,487,972)	(26,384,219)
Gross profit		10,434,787	8,352,316	5,456,369

Other income	10	35,664	69,113	71,408
Other losses, net	11	(69,682)	(107,384)	(342,954)
Distribution and selling expenses	12	(7,725,421)	(2,651,904)	(58,981)
Administrative expenses	13	(13,574,769)	(1,830,214)	(2,076,876)
(Loss)/profit from operations		(10,899,421)	3,831,927	3,048,966

Finance costs	14	(41,171)	(13,895)	(5,187)

(Loss)/profit before tax		(10,940,592)	3,818,032	3,043,779

Income tax expense	15	(60,250)	(744,225)	-
(Loss)/profit for the year		(11,000,842)	3,073,807	3,043,779
Non-controlling interest		18	27	-
(Loss)/profit attributed to shareholders		(11,000,824)	3,073,834	3,043,779
Other comprehensive loss
- currency translation differences		1,163,686	(472,993)	(214,977)
Total comprehensive (loss)/income for the year		(9,837,138)	2,600,841	2,828,802

(Loss)/profit per share of common stock attributable to the Company
- Basic *	18	(17.71)	27.14	30.12
- Diluted *	18	(17.71)	12.9	28.69
Weighted average shares outstanding:
- Basic *	18	621,322	113,278	101,054
- Diluted *	18	621,322	237,911	106,104

*	The Company effected a 1:10 reverse stock split on April 26, 2023, a 1:4 reverse stock split on January 8, 2025, and a 1:15 reverse stock split on November 21, 2025, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Financial Position

As at December 31, 2025, and 2024

(Stated in U.S. Dollars)

		As of December 31,
	Notes	2025	2024
Non-current assets
Property, plant and equipment	19	1,901,057	2,128,316
Intangible assets	20	16,334,777	15,933,010
Right of use assets	30	4,364	11,868
		18,240,198	18,073,194
Current assets
Trade receivables	21	-	102
Other receivables and prepayments	21	24,023,758	10,429,962
Cash and cash equivalents	22	700,727	1,184,456
Total current assets		24,724,485	11,614,520
Total assets		42,964,683	29,687,714

Current liabilities
Short-term loan	23	1,572,979	1,643,993
Note payable	24	2,120,000	-
Trade and other payables	25	6,576,217	2,612,191
Income tax payable		826,041	733,666
Due to related parties	27	7,226,210	3,783,415
Contract liability	26	205,079	-
Lease liabilities – current portion	31	4,454	7,477
Total current liabilities		18,530,980	8,780,742
Non-current liabilities
Lease liabilities – non-current portion	31	-	4,463
Total non-current liabilities		-	4,463
Total liabilities		18,530,980	8,785,205

Equity
Share capital	29	143	899
Series A equity interest with preferential rights	29	1,240,000	1,240,000
Series C equity interest with preferential rights	29	1,500,000	1,500,000
Series D equity interest with preferential rights	29	3,120,000	3,120,000
Series E equity interest with preferential rights	29	-	2,152,500
Series F equity interest with preferential rights	29	480,000
Share premium	29	94,000,824	78,959,218
Other reserve	30	6,269,108	6,269,108
Accumulated deficit	30	(82,334,728)	(71,333,904)
Foreign currency translation reserve	30	158,401	(1,005,285)
Shareholders’ equity		24,433,748	20,902,536
Non-controlling interests		(45)	(27)
Total equity		24,433,703	20,902,509
Total liabilities and equity		42,964,683	29,687,714

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024, 2023

(Stated in U.S. Dollars)

	Share capital	Preferred A equity interest	Preferred C equity interest	Preferred D equity interest	Preferred E equity interest	Preferred F equity interest	Share premium	Other reserve	Accumulated deficit	Foreign currency translation reserve	Total Shareholders’ equity	Non- controlling Interest	Total equity
	Note 29	Note 29	Note 29	Note 29	Note 29	Note 29	Note 29	Note 30	Note 30	Note 30
Balance at December 31, 2022	$6,063	$1,240,000	$1,500,000	$3,120,000	$-	$-	$77,959,554	$6,269,108	$(77,451,517)	$(317,316)	$12,325,892	$-	$12,325,892
Reverse stock split	(5,457)	-	-	-	-	-	5,457	-	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	3,043,779		3,043,779	-	3,043,779
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(214,976)	(214,976)	-	(214,976)
Balance at December 31, 2023	$606	$1,240,000	$1,500,000	$3,120,000	$-	-	$77,965,011	$6,269,108	$(74,407,738)	$(532,292)	$15,154,695	$-	$15,154,695
Preferred E shares issued	-	-	-	-	3,000,000	-	-	-	-	-	3,000,000	-	3,000,000
Shares issued for compensation	10	-	-	-		-	146,990	-	-	-	147,000	-	147,000
Conversion of preferred E shares	283	-	-	-	(847,500)	-	847,217	-	-	-	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	3,073,834	-	3,073,834	(27)	3,073,807
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(472,993)	(472,993)	-	(472,993)
Balance at December 31, 2024	$899	$1,240,000	$1,500,000	$3,120,000	$2,152,500	-	$78,959,218	$6,269,108	$(71,333,904)	$(1,005,285)	$20,902,536	$(27)	$20,902,509
Reverse stock split 1:4	(674)						674		-		-		-
Preferred F issued						1,380,000					1,380,000		1,380,000
Conversion of preferred E shares issued	179-	-	-	-	(2,152,500)	-	2,152,321-	-	-	-	-	-	-
Conversion of preferred F shares issued	282	-	-	-		(900,000)	899,718	-	-	-	-	-	-
Liability convert to shares	285	-	-	-		-	2,509,715	-	-	-	2,510,000	-	2,510,000-
Shares issued of ESOP	1,000						9,477,350				9,478,350		9,478,350
Reverse stock split 1:15	(1,829)						1,829				-		-
Loss for the year	-	-	-	-	-	-	-	-	(11,000,824)	-	(11,000,824)	(18)	(11,000,842)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	1,163,686	1,163,686	-	1,163,686
Balance at December 31, 2025	$143	$1,240,000	$1,500,000	$3,120,000	$-	$480,000	$94,000,824	$6,269,108	$(82,334,728)	$158,401	$24,433,748	$(45)	$24,433,703

The Company effected a 1:10 reverse stock split on April 26, 2023, a 1:4 reverse stock split on January 8, 2025, and a 1:15 reverse stock split on November 21, 2025, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024, 2023

(Stated in U.S. Dollars)

	Year ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES
(Loss)/profit for the year	(11,000,842)	3,073,807	3,043,779
Adjustments for:
Share-based compensation	9,478,350	147,000	-
Finance cost	41,171	13,895	5,187
Interest income	(338)	(557)	(595)
Depreciation of property, plant and equipment	242,114	285,019	286,334
Amortization of intangible assets	4,857,269	2,734,258	-
Amortization of right of use assets	7,469	3,109	-
Impairment loss of intangible assets	995,821	-	-
Loss on disposal of property, plant and equipment	39,168	106,686	-
Loss on disposal of subsidiary	-	-	342,953
Operating cash flows before movements in working capital	4,660,182	6,363,217	3,677,658

(Increase)/decrease in trade and other receivables	(12,787,752)	1,357,705	(9,924,198)
Decrease in inventories	-	-	433,870
Increase/(decrease) in trade and other payables	3,985,063	(749,975)	1,248,305
Increase in tax payables	49,323	737,679	45,328
NET CASH (USED IN)/GENERATED FROM OPERATING ACTIVITIES	(4,093,184)	7,708,626	(4,519,037)

INVESTING ACTIVITIES
Interest received	338	557	595
Proceeds from long-term receivable	-	-	3,000,000
Cash decrease due to disposal of a subsidiary	-	-	(374,556)
Proceeds on disposal of property, plant and equipment	33,113	239,291	-
Purchase of property, plant and equipment	-	(396,710)	(440)
Purchase of intangible assets	(5,565,217)	(11,854,260)	-
NET CASH (USED IN)/GENERATED FROM INVESTING ACTIVITIES	(5,531,766)	(12,011,122)	2,625,599

FINANCING ACTIVITIES
Proceeds on bank loans	1,530,435	1,667,657	1,129,797
Repayment of borrowings	(1,669,565)	-	-
Interest paid	(41,171)	(13,895)	(5,187)
Advance from related party	9,286,188	3,489,305	748,869
Repayment of lease liabilities	(7,450)	(3,038)	-
NET CASH GENERATED FROM FINANCING ACTIVITIES	9,098,437	5,140,029	1,873,479

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(526,513)	837,533	(19,959)
Effects of currency translation	42,784	(60,388)	(93,646)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,184,456	407,311	520,916
CASH AND CASH EQUIVALENTS AT END OF YEAR	700,727	1,184,456	407,311

The accompanying notes are an integral part of these consolidated financial statements.

JX Luxventure Group Inc.

Notes to consolidated Financial Statements

1.	GENERAL INFORMATION

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

Hefei Haohai International Travel Agency Co., Ltd. was incorporated in the PRC on January 20, 2025, as a wholly-owned subsidiary of Hainan Travel. It is engaged in Airline Tickets and Tourism Services business segment.

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

The Group structure as at the reporting date is as follows:

3.	Interpretations and amendments to published standards effective in 2025

On January 1, 2025, the Company has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee IFRS IC that are mandatory for application for the fiscal year. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The Company conducts its business predominately in the PRC and hence its functional currency is the Renminbi (RMB).

Translation from RMB to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2023	USD 1.00= RMB 7.0999	USD 1.00=RMB 7.0809
December 31, 2024	USD 1.00= RMB 7.2993	USD 1.00=RMB 7.1957
December 31, 2025	USD 1.00= RMB 6.9931	USD 1.00=RMB 7.1875

Translation from HKD to USD were used at the following rates:

	Period end rates	Average rates
December 31, 2023	USD 1.00= HKD 7.8109	USD 1.00=HKD 7.8292
December 31, 2024	USD 1.00= HKD 7.7677	USD 1.00=HKD 7.8030
December 31, 2025	USD 1.00= HKD 7.7833	USD 1.00=HKD 7.7956

The results and financial positions in functional currency are translated into the presentation currency, USD, of the Company as follows:

(1)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(2)	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

(3)	Share equity, share premium and dividends are translated at historical exchange rates; and

(4)	All resulting exchange differences are recognized in foreign currency translation reserve, a separate component of equity.

All financial information presented in USD has been rounded to the nearest dollar, except when otherwise indicated.

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s three segments are technology, tourism service and cross-border e-commerce.

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

Revenue from the sale of software

Revenue from the sale of software is recognized at a point in time when control of the software is transferred to the customer. Control is deemed to have transferred when the customer has the ability to direct the use of and obtain substantially all the remaining benefits from the software, which generally occurs upon delivery, installation (if contractually required), and customer acceptance of the software. The Company presents revenues from sale of software on a gross basis in the consolidated statements of comprehensive income/(loss), as the Company acts as a principal to develop the software and take a full obligation to provide such service.

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Government grants are recognized as a receivable when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the fair value is recognized as deferred income on the statement of financial position and is recognized as income in equal amounts over the expected useful life of the related asset.

When loans or similar assistance are provided by governments or related institutions with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as additional government grant.

Value added tax (VAT)

Under prevailing tax regulations, the current standard output VAT rates are 13% for product sales and 6% for taxable service revenue. For small-scale taxpayers, the applicable VAT rate is 1%. The VAT payable is calculated as the remaining balance of output VAT after deducting the period’s deductible input VAT.

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

Retirement benefit costs

Pursuant to the relevant regulations of the PRC government, the Company’s subsidiaries located in the PRC participate in a local municipal government retirement benefits scheme (the “Scheme”), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Company’s participating subsidiaries, the local municipal government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the PRC; accordingly, the only obligation of the Company with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Company. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Company has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis. For leases where the Company is the lessee, the lease term is either cancelable or no longer than 12 months, so the Company has elected not to record the leased assets.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. IFRS 16 did not have any significant impact on leases where the Company is the lessor.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financing component, the Company initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Company commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

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

Financial assets at fair value through other comprehensive income (debt instruments)

The Company measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

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

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IFRS 9 Financial Instruments. The Company may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

The Company may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

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

Financial instruments – impairment of financial assets

The Company recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Company considers a financial asset in default when contractual payments are 1 year past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

For trade receivables that do not contain a significant financing component or when the Company applies the practical expedient of not adjusting the effect of a significant financing component, the Company applies the simplified approach in calculating ECLs. Under the simplified approach, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Company chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments – derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial instruments – financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

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

Capital and Reserves

Share capital represents the nominal value of shares that have been issued by the Company. Share capital is determined using the nominal value of shares that have been issued.

Retained profits include all current and prior period results as determined in the combined statement of comprehensive income.

Foreign currency translation reserve arising on the translation are included in the currency translation reserve.

In accordance with the relevant laws and regulations of PRC, the subsidiaries of the Company established in PRC are required to transfer 10% of its annual statutory net profit (after offsetting any prior years’ losses) to the statutory reserve. When the balance of such reserve reaches 50% of the subsidiary’s share capital, any further transfer of its annual statutory net profit is optional. Such reserve may be used to offset accumulated losses or to increase the registered capital of the subsidiary subject to the approval of the relevant authorities. However, except for offsetting prior years’ losses, such statutory reserve must be maintained at a minimum of 25% of the share capital after such usage. The statutory reserves are not available for dividend distribution to the shareholders.

All transactions with owners of the Company are recorded separately within equity.

(Loss)/profit per share

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

The preparation of financial statements in conformity with IFRS requires management to exercise judgment in the process of applying the Company’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amount of revenue and expenses during the reporting period.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

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

During the years ended 2025, 2024 and 2023, the Company recognized impairment losses of $995,821, $nil and $nil, respectively.

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

Depreciation of property, plant and equipment

As described in Note 4, the Company reviews the estimated useful lives and residual values of property, plant and equipment at the end of each reporting period. The cost of property, plant and equipment is depreciated on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment to be within 5 to 30 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Amortization of intangible assets

The Company estimated useful lives of intangible assets with finite useful lives are amortized on a systematic basis over their estimated useful lives. The amortization method should reflect the pattern in which the asset’s economic benefits are consumed, which is at 1 to 5 years and also taken into the consideration of the competition of the industry, there is no residual value as there is no commitment from a third party to purchase the intangible asset at the end of its useful life or an active market for the intangible asset.

7.	SEGMENT REPORTING

Management currently identifies the Company’s three sales models as operating segments, which are tourism products, technology and cross-border merchandise. Apart from the above three business segments, two segments were discontinued in 2022, which are wholesale and retail of menswear and subcontracting of menswear. The segment presentation is in accordance with management’s expectation of future business developments. These operating segments are monitored and strategic decisions are made on the basis of segmental gross margins.

	Tourism products			Technology			Cross-border merchandise			Consolidated
	For the year ended			For the year ended			For the year ended			For the year ended
	December 31,			December 31,			December 31,			December 31,
By business	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Sales to external customers	30,669,239	22,048,052	21,561,671	3,307,447	1,530,812	2,719,463	48,960,081	26,261,424	7,559,454	82,936,767	49,840,288	31,840,588
Segment revenue	30,669,239	22,048,052	21,561,671	3,307,447	1,530,812	2,719,463	48,960,081	26,261,424	7,559,454	82,936,767	49,840,288	31,840,588
Segment gross margins	462,297	730,173	1,981,107	1,894,028	589,968	2,714,434	8,078,462	7,032,175	760,828	10,434,787	8,352,316	5,456,369
Reconciling items	-	-	-	-	-	-	-	-	-	(21,375,379)	(4,534,285)	(2,412,591)
(loss)/profit before tax	-	-	-	-	-	-	-	-	-	(10,940,592)	3,818,032	3,043,779
Income tax expense	-	-	-	-	-	-	-	-	-	(60,250)	(744,225)	-
(loss)/profit for the year	-	-	-	-	-	-	-	-	-	(11,000,842)	3,073,807	3,043,779

	As of December 31, 2025
	Technology	Tourism products	cross-border merchandise	Unallocated and elimination	Consolidated
Current assets	113,114	524,124	24,145,262	(58,015)	24,724,485
Non-current assets	6,731,990	-	11,508,208	-	18,240,198
Total assets	6,845,104	524,124	35,653,470	(58,015)	42,964,683

Current liabilities	2,096,988	1,730,239	12,021,109	2,682,644	18,530,980
Non-current liabilities	-	-	-	-	-
Total liabilities	2,096,988	1,730,239	12,021,109	2,682,644	18,530,980

	As of December 31, 2024
	Technology	Tourism products	cross-border merchandise	Unallocated and elimination	Consolidated
Current assets	1,241,312	234,983	9,859,897	278,328	11,614,520
Non-current assets	8,116,020	-	9,945,306	11,868	18,073,194
Total assets	9,357,332	234,983	19,805,203	290,196	29,687,714

Current liabilities	3,424,897	489,910	3,227,949	1,637,986	8,780,742
Non-current liabilities	-	-	-	4,463	4,463
Total liabilities	3,424,897	489,910	3,227,949	1,642,449	8,785,205

Geographical information

The Company’s operations are located in the PRC and all of the Company’s revenue is derived from sales to customers in the PRC. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	Year ended December 31,
	2025	2024	2023
Customer A	11,384,781	21,003,414	23,621,588
Customer B	*	12,253,108	*
Customer C	*	6,011,902	*
Customer D	*	5,071,066	*
Customer E	15,196,911	*	*
Customer F	14,637,628	*	*
Customer G	13,655,889	*	*
Total revenue	82,936,767	49,840,288	31,840,588

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	Year ended December 31,
	2025	2024	2023
Supplier A	*	*	4,722,466
Supplier B	*	*	3,064,076
Supplier C	*	*	2,964,493
Supplier D	*	*	3,005,258
Supplier E	33,584,139	17,194,330	10,474,295
Supplier D	8,769,446	*	*
Supplier E	7,571,019	*	*
Total purchase	71,087,414	40,546,552	25,943,353

*	The purchase from this supplier is not over 10% of total purchase of the Company.

8.	REVENUE

	Year ended December 31,
	2025	2024	2023
Travel service	30,669,239	22,048,052	21,561,670
Technology	3,307,447	1,530,812	2,719,463
Cross-border products	48,960,081	26,261,424	7,559,455
Total	82,936,767	49,840,288	31,840,588

Revenues are recognized at a point in time and denominated only in USD. Included in the “travel service”, majority of the revenue amount represents the revenue for reselling of air-tickets requests by airline ticket agencies. Revenue for tickets purchased based on our judgment of potential trends, and revenue recorded from sales of tourism packages are insignificant of total revenue of travel service.

9.	COST OF SALES

Cost of sales for our cross-border business comprise the cost of products purchased and surcharges on purchase cost. Cost of revenue for our travel services comprise the cost of air-tickets brought from airline or the cost of services provided from local travel firms or persons, the cost for outsourcing the travelling work to certain travel agencies and additional air-ticket return cost paid to customers.

The following table shows a breakdown of cost of sales of all business for the periods presented for each category:

	Year ended December 31,
	2025	2024	2023
Changes in inventories of finished goods	-	-	433,870
Purchases of finished goods	40,881,440	19,229,038	6,395,036
Outsourced service cost	30,095,589	21,310,128	19,294,795
Amortization of software	1,410,081	938,979	-
Additional air-ticket return cost **	110,385	7,387	253,522
Taxes and surcharges *	4,485	2,440	6,996
	72,501,980	41,487,972	26,384,219

*	Tax and surcharges are mainly Urban Maintenance and Construction Tax (7% of Valued Added Tax payment amount), Extra Charges of Education Fund (3% of Valued Added Tax payment amount) and Local Surcharge for Education Fund (2% of Valued Added Tax payment amount).

**	Additional air-ticket return cost is the net loss of the return payments paid to customers offset by the return proceeds received from airline companies. The following table shows the gross amount of the return payment and proceeds;

	Year ended December 31,
	2025	2024	2023
Return paid to customers	3,232,466	2,002,413	2,196,070
Return received from airline companies	(3,122,081)	(1,995,026)	(1,942,548)
Additional air-ticket return cost	110,385	7,387	253,522

10.	OTHER INCOME

	Year ended December 31,
	2025	2024	2023
Government grant	4,817	68,529	70,612
Interest income on bank deposits	338	557	595
Other	30,509	27	201
	35,664	69,113	71,408

11.	OTHER LOSSES

	Year ended December 31,
	2025	2024	2023
Loss on disposal of subsidiaries*	-	-	342,953
Loss on disposal of plant and equipment	39,168	106,686	-
Others	30,514	698	1
	69,682	107,384	342,954

*	Details of sale of the subsidiary:

Fair value of the consideration	1
Net asset of the disposed asset	(344,243)
Loss on sale before foreign currency translation effect	(344,242)
Foreign currency translation effect	1,289
Loss on disposal of a subsidiary	(342,953)

Carrying amount of the investment cost of the disposed subsidiary:
Cash	374,556
Trade receivables	3,292
Other current assets	1,413,838
Total assets	1,791,686

Short-term loan	(1,126,776)
Other current liabilities	(320,667)
Total liabilities	(1,447,443)

Net assets	344,243

12.	DISTRIBUTION AND SELLING EXPENSES

	Year ended December 31,
	2025	2024	2023
Outsourced service fee	4,277,941	855,518	58,942
Amortization of trademark use rights	3,447,188	1,795,279	-
Others	292	1,107	39
	7,725,421	2,651,904	58,981

13.	ADMINISTRATIVE EXPENSE

	Year ended December 31,
	2025	2024	2023
Employee benefit expenses or labor cost (non-directors)	9,911,681	271,607	146,138
Directors’ emoluments	840,000	30,758	-
Audit fee	248,989	253,915	298,516
Professional and other service fee	53,454	277,488	480,646
Depreciation and amortization charges	249,583	288,128	286,334
Decoration	-	-	3,686
Rental	46,238	13,899	81,304
Travelling and entertainment	126,614	124,689	74,861
Impairment loss of intangible assets	995,821	-	-
Others	1,102,389	569,730	705,391
	13,574,769	1,830,214	2,076,876

14.	FINANCE COSTS

	Year ended December 31,
	2025	2024	2023
Interest expenses on bank borrowings	40,925	13,729	5,187
Interest expenses on lease liabilities	246	166	-
Total finance costs	41,171	13,895	5,187

15.	INCOME TAX EXPENSE

	Year ended December 31,
	2025	2024	2023
PRC enterprises income tax:
Current tax	60,250	744,225	-
	60,250	744,225	-

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

The tax charge for the Company can be divided into non-PRC entities and PRC entities. As for the non-PRC entities, all the entities are expense center and not subject to any tax and also no deferred tax assets are considered. The accumulated loss for the non-PRC as of December 31, 2025 is $72,051,804.

The following table reconciles the income tax calculated at statutory rate of China of 25% to the Company’s effective income tax for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
(Loss)/profit before income tax	(10,940,592)	3,818,032	3,043,779
Tax calculated at a tax rate of 25%	(2,735,148)	954,508	760,945
Effect of preferential tax rate	2,535,427	(416,084)	6,614
Permanent difference for non-deductible expense	11,759	253,296	-
Permanent difference for non-tax or favorable tax items	(14,046)	(27,069)	-
Deferred tax not provided for	650,321	125,289	6,260
Utilization of accumulated tax loss previously not recognized	(388,063)	(145,715)	(773,819)
Income tax expense	60,250	744,225	-

PRC entities are operating entities and may be subject to income tax and deferred tax are considered. For prudence purpose, the Company did not consider the deferred tax assets for tax loss carried forward. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2025		2024		2023
	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets	Temporary difference	Deferred tax assets
Beginning of the year	1,793,816	-	1,212,655	-	4,386,623	-
Tax loss carried forward	305,592	-	1,205,989	-	-	-
Reverse	(1,552,250)	-	(582,858)	-	(2,847,182)	-
Effect of translation	43,888	-	(41,970)	-	(326,786)	-
End of the year	591,046	-	1,793,816	-	1,212,655	-

16.	(LOSS)/PROFIT FOR THE YEAR

(Loss)/profit for the year has been arrived at after charging:

	Year ended December 31,
	2025	2024	2023
Cost of inventories recognized as expenses	71,087,414	40,546,553	26,377,223
Amortization of software	1,410,081	938,979	-
Taxes and surcharges	4,485	2,440	6,996
Cost of sales	72,501,980	41,487,972	26,384,219

Depreciation of property, plant and equipment	242,114	285,019	286,334
Amortization of other intangible assets and ROU assets	3,454,657	1,798,388	-
Share-based compensation	9,478,350	147,000	-
Impairment of intangible assets	995,821	-	-

17.	DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	Year ended December 31,
	2025	2024	2023
Salaries
Sun Lei	-	15,379	-
Li Huidan	210,000	15,379	-
Mu Ruifeng	210,000	-	-
Baojun Zhu	210,000	-	-
Jin Yan	210,000	-	-
	840,000	30,758	-

18.	(LOSS)/PROFIT PER SHARE

	For the years ended December 31,
	2025	2024	2023
Basic (Loss)/Profit Per Share Numerator
(Loss)/profit for the year attributable to owners of the Company	$(11,000,824)	$3,073,834	$3,043,779

Diluted (Loss)/Profit Per Share Numerator
(Loss)/profit for the year attributable to owners of the Company	$(11,000,824)	$3,073,834	$3,043,779

Basic (Loss)/Profit Per Share Denominator
Original shares:	149,803	101,053	101,056
Additions from actual events:
- Fractional common stock due to reverse split, weighted	-	-	(2)
- Issuance of common stock, weighted	471,519	12,224	-
Basic weighted average shares outstanding	621,322	113,278	101,054
			-
Diluted (Loss)/Profit Per Share Denominator
Basic weighted average shares outstanding	621,322	113,278	101,054
Dilutive shares: Potential additions from dilutive events:
- Conversion of preferred shares*	-	124,633	5,050
Diluted Weighted Average Shares Outstanding:	621,322	237,911	106,104
			-
(Loss)/Profit Per Share**
- Basic	$(17.71)	$27.14	$30.12
- Diluted	$(17.71)	$12.92	$28.69
Weighted Average Shares Outstanding*
- Basic	621,322	113,278	101,054
- Diluted	621,322	237,911	106,104

*	There were no potential dilutive additions to diluted weighted shares outstanding as a result of the loss for the year ended December 31, 2025.

**	The Company effected a 1:10 reverse stock split on April 26, 2023, a 1:4 reverse stock split on January 8, 2025, and a 1:15 reverse stock split on November 21, 2025, as a result, the basic and diluted shares and per share number for all years presented here are adjusted retrospectively.

19.	PROPERTY, PLANT AND EQUIPMENT

Owner-occupied Property

	Property	Office equipment	Motor vehicles	Furniture and fixtures	Total
COST
At December 31, 2023	2,099,359	4,822	908,182	930	3,013,293
Additions	-	-	396,710	-	396,710
Disposal	-	-	(439,189)	-	(439,189)
Translation adjustment	(57,349)	(132)	(24,206)	(25)	(81,712)
At December 31, 2024	2,042,010	4,690	841,497	905	2,889,102
Disposal	-	-	(89,369)	-	(89,369)
Translation adjustment	89,410	206	34,362	39	124,017
At December 31, 2025	2,131,420	4,896	786,490	944	2,923,750

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At December 31, 2023	(132,959)	(3,664)	(450,331)	(802)	(587,756)
Depreciation for the year	(65,594)	(905)	(218,439)	(81)	(285,019)
Disposal	-	-	93,212	-	93,212
Translation adjustment	4,562	113	14,079	23	18,777
At December 31, 2024	(193,991)	(4,456)	(561,479)	(860)	(760,786)
Depreciation for the year	(65,669)	-	(176,445)		(242,114)
Disposal	-	-	19,701	-	19,701
Translation adjustment	(10,320)	(195)	(28,942)	(37)	(39,494)
At December 31, 2025	(269,980)	(4,651)	(747,165)	(897)	(1,022,693)
CARRYING AMOUNT
At December 31, 2025	1,861,440	245	39,325	47	1,901,057
At December 31, 2024	1,848,019	234	280,018	45	2,128,316

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Property	30 years	5%
Office equipment	3 years	5%
Motor vehicles	4 years	5%
Furniture and fixtures	3 years	5%

Property include buildings owned by the Company are set out below:

Location	Description	Gross area (m2)
8-101 Bojingwan Beiyuan, Hexi District, Tianjing, the PRC *	Office	242

*	The property was pledged to a Chinese Bank to secure the Company’s bank loan with principal amount of $500,493.

20.	INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	Software	Trademark use rights	Total
COST
At December 31, 2023	-	-	-
Additions	7,001,021	11,854,260	18,855,281
Translation adjustment	(58,603)	(168,208)	(226,811)
At December 31, 2024	6,942,418	11,686,052	18,628,470
Additions	-	5,565,217	5,565,217
Translation adjustment	303,980	666,393	970,373
At December 31, 2025	7,246,398	17,917,662	25,164,060

ACCUMULATED AMORTIZATION AND IMPAIRMENT
At December 31, 2023	-	-	-
Amortization for the year	(938,979)	(1,795,279)	(2,734,258)
Translation adjustment	13,323	25,475	38,798
At December 31, 2024	(925,656)	(1,769,804)	(2,695,460)
Amortization for the year	(1,410,081)	(3,447,188)	(4,857,269)
Impairment loss for the year *	-	(995,821)	(995,821)
Translation adjustment	(79,729)	(201,004)	(280,733)
At December 31, 2025	(2,415,466)	(6,413,817)	(8,829,283)

CARRYING AMOUNT
At December 31, 2025	4,830,932	11,503,845	16,334,777
At December 31, 2024	6,016,762	9,916,248	15,933,010

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

*	The Company assessed the recoverable amount of each trademark right. As at December 31, 2025, the expected discounted future cash flows for 4 out of the 12 trademark rights were lower than their respective carrying amounts. Accordingly, an aggregate impairment provision of $995,821 was recognized for the 2025 financial year.

Future estimated amortization expense of intangible assets is as follows:

By December 31, 2026	$5,766,869
By December 31, 2027	5,307,564
By December 31, 2028	4,101,756
By December 31, 2029	1,158,588
By December 31, 2030	-
Total	$16,334,777

The amortization of intangible assets during 2025 and 2024 was $4,857,269 and $2,734,258, respectively.

21.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31,
	2025	2024
Trade receivables	-	102
Bad debt provision for trade receivables	-	-
	-	102

	As at December 31,
	2025	2024
Other receivables	164,688	106,116
Prepayments	23,859,070	10,323,846
	24,023,758	10,429,962

*	On October 19, 2022, the Company entered into a stock purchase agreement with a Purchaser and closed the transaction pursuant to the terms of the Stock Purchase Agreement, resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) in Hongri International Holding Limited (“Hongri”), constituting all of the issued and outstanding capital stock in Hongri, in consideration for $10,000,000.

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

Prepayments include advances to suppliers for merchandised goods, prepaid expenses and prepaid income tax. As of December 31, 2025, the prepayments include advances to suppliers for merchandised goods of $23,859,070.

The aging analysis of trade receivables is as follows:

	As at December 31,
	2025	2024
Less than 4 months	-	102
	-	102

The provision for doubtful debts is recorded using a provision account unless the Company is satisfied that recovery is remote, in which case the unrecovered loss is written off against trade receivables and the provision for doubtful debts directly. The Company does not hold any collateral over these balances.

22.	CASH AND CASH EQUIVALENTS

	As at December 31,
	2025	2024
Bank deposits	491,624	1,052,823
Other monetary funds	209,103	131,633
	700,727	1,184,456

	As at December 31,
	2025	2024
Renminbi	666,725	1,167,272
Hong Kong Dollars	34,002	17,184
	700,727	1,184,456

Cash and cash equivalents comprise cash held by the Company and short-term deposits with an original maturity of three months or less. Majority of our cash is deposited with financial institution in the PRC. Remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

23.	SHORT-TERM BANK LOAN

Summary of short-term bank loan

	Annual Interest	Maturity	December 31,	December 31,
	Rate	date	2025	2024
Industrial Bank (i)	2.6%	December 24, 2026	1,072,486	1,027,496
Industrial Bank (ii)	2.8%	May 6, 2026	500,493	616,497
Total			1,572,979	1,643,993

(i)	The bank loan is secured by a property of the Chairman and guaranteed by the CEO and Chairman of the Company.

(ii)	The bank loan is secured by a property of the Company and guaranteed by the CEO and Chairman of the Company.

24.	NOTE PAYABLE

	As at December 31,
	2025	2024
Note payables	2,120,000	-
	2,120,000	-

On February 17, 2025, the Company issued to Huidan Li, the Co-Chairman of the board of directors of the Company, a negotiable promissory note (the “Note”), in the principal amount of $3,500,000 (the “Principal Amount”). The Note is transferable, does not bear interest, and is due on demand. The Principal Amount of the Note represented the amount of the continuous advances of funds to the Company by the Chairman for a period of over 3 years. On April 21, 2025, Huidan Li, the Co-Chairman transferred and assigned to six (6) investors (the “Assignees”) an aggregate of $1,380,000, representing a portion of the principal amount under the 2025 Original Note (the “Total Assigned Debt”), with each Assignee to be assigned a portion of the Total Assigned Debt equal to $230,000 (the “Assignment”), in consideration of the purchase price of $230,000 from each Assignee. Upon Huidan Li, the Co-Chairman assignment of the Total Assigned Debt to Assignees, the Company issued to Huidan Li, the Co-Chairman, a new promissory note in principal amount of $2,120,000, representing the total remaining outstanding amount due to Huidan Li, the Co-Chairman under the 2025 Original Note, on the terms of the 2025 Original Note. As of December 31, 2025, $1,380,000 was converted into preferred F shares as disclosed in Note 29.

25.	TRADE AND OTHER PAYABLES

	As at December 31,
	2025	2024
Trade payables	4,427,737	416,987
Employee benefits payable	28,800	22,723
Accrued directors’ emoluments	840,000	-
Accrual and other payables	1,279,680	2,172,481
	6,576,217	2,612,191

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at December 31,
	2025	2024
Past due for less than 4 months	4,427,737	416,987
	4,427,737	416,987

26.	CONTRACT LIABILITY

	As at December 31,
	2025	2024
Contract liability	205,079	-
	205,079	-

Contract liability represents the payments received from the customer but the obligation to transfer services yet to be delivered to the customer.

27.	RELATED PARTIES PAYABLE

(1) Nature of relationship with related parties

Name	Relationship with the Company
Yan, Keyan	EX-chairman of the Board of Directors and interim Chief Financial Officer
Sun, Lei	Chief Executive Officer and Co-chairman of the Board of Directors
Li Huidan	Co-Chairman of the Board of Directors
Mu Ruifeng	Director
Jin Yan	Director

(2) Significant balances between the Company and the above related parties:

		As at December 31,
Name	Nature	2025	2024
Li, Huidan	Borrowing of funds	2,048,901	2,423,433
Sun, Lei	Borrowing of funds	5,177,309	1,359,982
		7,226,210	3,783,415

Related parties payables were unsecured, non-interest bearing and repayment on demand.

(3) Significant related parties transactions between the Company and the above related parties:

During 2024, the Company disposed a vehicle to Sun Lei with proceeds of $222,354.

During 2024, a bank loan of $1,643,993 of the Company was guaranteed by Sun Lei and Li Huidan.

During 2025, the Company disposed a vehicle to Li Huidan with proceeds of $13,913.04.

During 2025, a bank loan of $1,572,979 of the Company was guaranteed by Sun Lei and Li Huidan.

During 2025, the Company issued 190,200 shares to Sun Lei to offset its payable of $2,510,000 to her.

On January 3, 2026, the Company issued an aggregate of 140,000 shares of common stock (the “Bonus Shares”) to the four members of the Board, who are the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of common stock as compensation for such director’s services for the fiscal year ended 2025.

28.	RIGHTS

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

As of December 31, 2025, there are 4,233,272 rights issued and outstanding. The number of the rights since issued has not been changed.

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

The inputs to the model were as follows:

As of the date of grant
Exercise price	50
Dividend yield	-
Risk-free rate	1.54%
Expected term (in years)	10
Expected volatility	79.68%

29.	SHARE CAPITAL AND SHARE PREMIUM

The number of shares in this Note 28 reflects the 1:10 reverse stock split of common stock of the Company, effective on April 26, 2023, the 1:4 reverse stock split of common stock of the Company, effective on January 8, 2025, and 1:15 reverse stock split of common stock of the Company, effective on November 21, 2025.

The details of the Company’s share capital are as follows:

	Number of shares	Share capital	Share premium
Shares outstanding as December 31, 2023	101,053	606	77,965,011
Shares issued for compensation	1,667	10	146,990
Conversion of preferred shares	47,083	283	847,217
Shares outstanding as December 31, 2024	149,803	899	78,959,218
Shares issued for compensation	666,667	1,000	9,477,350
Conversion of preferred shares	419,583	462	3,052,038
Liabilities convert to shares	190,200	285	2,509,715
Face value changes and fractional shares due to reverse stock split	269	(2,503)	2,503
Shares outstanding as December 31, 2025	1,426,522	143	94,000,824

	Number of shares	Share capital	Share premium
Authorized Common shares of US$0.0001 as at December 31, 2025	150,000,000	$15,000	$-
Issue and fully paid common shares of US$0.0001 as at December 31, 2023	101,053	606	$77,965,011
Issue and fully paid common shares of US$0.0001 as at December 31, 2024	149,803	899	$78,959,218
Issue and fully paid common shares of US$0.0001 as at December 31, 2025	1,426,522	143	$94,000,824

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

On April 22, 2025, the Company and the Holders entered into a debt exchange agreement (the “Exchange Agreement”), pursuant to which, the Holders agreed to cancel the total amount of the Company’s indebtedness under the Assignee Notes, in exchange for the issuance of an aggregate of 69,000 shares (each Holder to receive 11,550 shares) of a new series of the Company’s preferred stock, designated as Series F Convertible Preferred Stock (the “Series F Stock”), at the exchange price of $20.00 per share. As contemplated by the terms, and subject to conditions, of the Exchange Agreement, the closing of the transactions contemplated by the Exchange Agreement (the “Closing”) is scheduled to occur on or about May 16, 2025, upon satisfaction of certain conditions, including, among other things (i) the Company’s submission of Listing of Additional Shares Notification Form with Nasdaq Capital Market at least 15 calendar days prior to the issuance of the shares of Series F Stock; (ii) obtaining the shareholder approval for the issuance of 20% or more of the Company’s issued and outstanding share capital, as required by Nasdaq Marketplace Rule 5635(d); and (iii) filing of the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act (the “BCA”), establishing the Series F Stock.

Holders of Series A, C, D, E and F Convertible Preferred Stock converted certain preferred stock to common stock during 2021,2024 and 2025. Following table shows the changes of the preferred stock during 2023, 2024 and 2025:

	Preferred A		Preferred C		Preferred D		Preferred E		Preferred F		Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount	Shares	Amount $
At December 31, 2023	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	-	-	-	-	1,470,000	5,860,000
Issued	-	-	-	-	-	-	1,000,000	3,000,000	-	-	1,000,000	3,000,000
Converted							(282,500)	(847,500)	-	-	(282,500)	(847,500)
At December 31, 2024	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	717,500	2,152,500	-	-	2,187,500	8,012,500
Issued	-	-	-	-	-	-			69,000	1,380,000	69,000	1,380,000
Converted							(717,500)	(2,152,500)	(45,000)	(900,000)	(762,500)	(3,052,500)
At December 31, 2025	1,240,000	1,240,000	150,000	1,500,000	80,000	3,120,000	-	-	24,000	480,000	1,494,000	(1,672,500)

Common shares convertible after 1:4 reverse share split	2,067	N/A	1,250	N/A	1,733	N/A	-	N/A	40,000	N/A	45,050	N/A

36

The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Preferred Shares A, C, D, E and F can be converted into 45,050 shares of common stock of the Company.

Common Stock

The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per share.

No shares were issued during year 2023.

On August 1, 2024, the Company issued1,667 shares at $88.18 per share (adjusted to reflect 1:4 reverse stock split and 1:15 reverse stock split) to a service provider for in lieu of its compensation.

In September and October 2024, the Company issued 47,083 shares at $18 per share (adjusted to reflect 1:4 reverse stock split and 1:15 reverse stock split) to certain preferred E shares holders to satisfy their conversion requests.

In January and March 2025, the Company issued 119,583 shares at $18.00 per share (adjusted to reflect 1:15 reverse stock split) to certain preferred E shares holders to satisfy their conversion requests.

In June, August, September and December 2025, the Company issued 300,000 shares at $3.00 per share (adjusted to reflect 1:15 reverse stock split) to certain preferred F shares holders to satisfy their conversion requests.

In July 2025, the Company issued 33,337 shares at $15.30 per share (adjusted to reflect 1:15 reverse stock split) to the CEO to offset its payable of $510,000 to her.

In September 2025, the Company issued 156,863 shares at $12.75 per share (adjusted to reflect 1:15 reverse stock split) to the CEO to offset its payable of $2,000,000 to her.

On July 17 2025, the Company issued 16,667 shares at $16.05 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 19 2025, the Company issued 16,667 shares at $15.60 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 22 2025, the Company issued 16,667 shares at $19.35 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 23 2025, the Company issued 16,667 shares at $16.35 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 25 2025, the Company issued 16,667 shares at $17.10 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 27 2025, the Company issued 16,667 shares at $17.10 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On July 31 2025, the Company issued 33,333 shares at $15.15 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On August 3 2025, the Company issued 33,333 shares at $15.15 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On August 10 2025, the Company issued 50,000 shares at $15.23 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On August 13 2025, the Company issued 50,000 shares at $14.53 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On August 18 2025, the Company issued 50,000 shares at $14.10 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 1 2025, the Company issued 50,000 shares at $14.55 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 7 2025, the Company issued 50,000 shares at $13.65 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 8 2025, the Company issued 50,000 shares at $13.52 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 19 2025, the Company issued 50,000 shares at $12.67 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 26 2025, the Company issued 50,000 shares at $12.12 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On September 30 2025, the Company issued 50,000 shares at $12.37 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

On October 6 2025, the Company issued 50,000 shares at $12.79 per share (adjusted to reflect 1:15 reverse stock split) to employees for their compensation.

30.	OTHER RESERVE

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

The statutory surplus reserve can be used for making up losses of the Company entities in Mainland China, if any. The statutory surplus reserve may also be used to increase capital or to meet unexpected or future losses. The statutory surplus reserve is non-distributable other than upon liquidation.

The statutory surplus reserve of the Company amounts to nil and nil at December 31, 2025 and 2024, respectively.

Retained profits/ (accumulated deficits)

The retained profits/(accumulated deficits) comprise the cumulative net gains and losses recognized in the Company’s income statement.

Foreign currency translation reserve (other comprehensive income)

Foreign currency translation reserve represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Company from their functional currency to the Company’s presentation currency.

31.	LEASE

The Company primarily has operating leases for administrative office or employees’ dormitories, through third-parties. A summary of supplemental balance sheet information related to operating leases as of December 31, 2025 and 2024 was as follows:

	As of December 31, 2025	As of December 31, 2024
Lease right-of-use assets, net	$4,364	$11,868

Lease liabilities, current	4,454	7,477
Lease liabilities, non-current	-	4,463

Total lease liabilities	$4,454	$11,940

Weighted average remaining lease term	7 months	19 months

Weighted average discount rate*	2.9%	2.9%

*	The discount rate is based on its incremental internal bank loan borrowing rate.

A summary of lease expenses recognized in the consolidated statement of income and comprehensive income(loss) for the year ended December 31, 2025 and 2024 and supplemental cash flow information related to operating leases were as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024
Operating lease expenses – short-term lease	$46,238	$13,899
Interest for lease liability	246	166
Right-of-use assets amortization	7,469	3,109

Minimum future lease payments under non-cancellable operating leases described above as of December 31, 2025 were as follows:

As of December 31, 2025
By December 31, 2026	$4,497
By December 31, 2027	$-
Total future lease payments	4,497

Less: present value discount	(43)
Total operating lease liabilities	$4,454

32.	BORROWINGS

A reconciliation of liabilities arising from financing activities excluding bank overdrafts is as follows:

	January 1, 2025	Cashflows	Interest	Foreign currency translation difference and others	December 31, 2025
Lease liabilities
- current	7,477	(7,696)	246	4,427	4,454
- non-current	4,463	-	-	(4,463)	-
Bank borrowings	1,643,993	(180,055)	40,925	68,116	1,572,979

33.	RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged during the year.

The capital structure of the Company consisted of borrowings net of bank balances and cash, and equity attributable to owners of the Company comprising issued share capital and various reserves.

The directors of the Company review the capital structure regularly. As part of this review, the Company considers the cost of capital and the risks associated with each class of capital, and will balance its overall capital through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt.

The Company monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by minoring borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	December 31, 2025	December 31, 2024
Total borrowing	1,572,979	1,643,993
Less: cash and cash equivalents	(700,727)	(1,184,456)
Net debt	872,252	459,537
Shareholders’ equity	24,433,748	20,902,536
Total capital	25,306,000	21,362,073
Gearing ratio	3.57%	2.20%

2.	Financial risk

Financial risk management objectives and policies

The Company’s major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables and short-term loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

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

As at December 31, 2025, the Company’s maximum exposure to credit risk which will cause a financial loss to the Company due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

The Company’s exposure to credit risk on receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Company has significant exposure to individual customers. In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Company monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities as at December 31, 2025 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows.

As at December 31, 2025

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,572,979	-	1,572,979
Trade and other payables	6,576,217	-	6,576,217
Related parties payables	7,226,210	-	7,226,210
Operating lease liabilities	4,454	-	4,454
Total	15,379,860	-	15,379,860

As at December 31, 2024

	Within 1 year	Over 1 year	Total
Short-term bank loans and related interests	1,643,993	-	1,643,993
Trade and other payables	2,612,191	-	2,612,191
Related parties payables	3,783,415	-	3,783,415
Operating lease liabilities	7,477	4,463	11,940
Total	8,047,076	4,463	8,051,539

6.	Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The following table presents the fair value of the Company’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

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

During the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Company’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of financial assets in Level 2 is determined by the model as disclosed in note 28.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

34.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025, the Company has no significant outstanding litigation.

35.	EVENTS AFTER THE BALANCE SHEET

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event that is required disclosure except as disclosed below and elsewhere in the consolidated financial statements.

On January 3, 2026, the Company issued an aggregate of 140,000 shares of common stock (the “Bonus Shares”) to the four other members of the Board, the Co-Chairman, Huidan Li, and the three independent directors, Baojun Zhu, Mu Ruifeng and Jin Yan. Each such director received 35,000 shares of common stock as compensation for such director’s services for the fiscal year ended 2025.

From February 28, 2026 till April 30, 2026, the Company issued an aggregate of 4,500,000 shares of common stock (the “ESOP Shares”) to the different employees of the Company for their compensation.

By April 30, 2026, the Company issued 160,002 shares of common stock to certain preferred F shares holders to satisfy their conversion requests.

By April 30, 2026, the Company issued 650,307 shares and 2,400,000 shares to Huidan Li and Lei Sun, respectively, to offset their payables.

* * * * *